Form 20-F
period 2002-12-31
GETTY COPPER INC
filed 2003-06-18
CIK 1052204

NITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

____    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

____     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002 (with other information to April 14, 2003 except where noted)

OR

____    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-29578

GETTY COPPER INC.

(Exact name of Registrant specified in its charter)

GETTY COPPER INC.

(Translation of Registrant’s name into English)

BRITISH COLUMBIA, CANADA

(Jurisdiction of incorporation or organization)

1000 Austin Avenue
Coquitlam, British Columbia, Canada, V3K 3P1

(Address of principal executive offices)

COMMON SHARES WITHOUT PAR VALUE

(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class

None

Name of each exchange on which registered

Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Number of outstanding shares of Getty Copper Corp’s only class of capital stock as at December 31st, 2002.

33,572,313 Common Shares Without Par Value.  Effective March 7, 2003, the Company consolidated its capital on a 1:2 basis.  The name of the company was changed from Getty Copper corp. to Getty Copper Inc. of which 16,743,657 common shares are issued and outstanding, and subsequently 6,000,000 shares will be issued for the purchase of mineral claims, Getty South, Getty Central and Getty Southwest, whereby the issued and outstanding balance will be 22,743,657 common shares.

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

NOT APPLICABLE

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 _______

Item 18 ________

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

Currency and Exchange Rates

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in Canadian dollars. On May 1, 2003 the Federal Reserve noon rate for Canadian dollars was US$1.00:Cdn$1.4191 (see Item 3A for further historical Exchange Rate Information).

T A B L E O F C O N T E N T S

Page

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3

KEY INFORMATION

ITEM 4

INFORMATION ON GETTY

 ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM  7

MAJOR  SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM  8

FINANCIAL INFORMATION

ITEM  9

THE OFFER AND LISTING

ITEM  10

ADDITIONAL INFORMATION

ITEM  11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM  12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM  13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM  14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM  15

[RESERVED]

ITEM  16

[RESERVED]

ITEM 17

FINANCIAL STATEMENTS

ITEM 18

FINANCIAL STATEMENTS

ITEM 19

EXHIBITS

PART 1

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable (this is an Annual Report only).

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is an Annual Report only).

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

The following constitutes selected financial data for Getty Copper Corp. (“Getty”) for the last five fiscal years ended December 31, 2002, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles (“GAAP”) and United States GAAP, including a restatement of prior years’ figures due to a change in accounting policy with respect to exploration expenditures (see also the accompanying audited financial statement as of December 31, 2002, and for the previous year ended December 31).

(Cdn$)	As at December 31
Balance Sheet Data	2002	2001	2000	1999	1998
Total assets according to financial statements (CDN GAAP)(1)	$ 830,830	$ 695,171	$10,202,138	$9,995,821	$9,984,991
Total Assets (US GAAP)(2)	$ 359,323	$ 223,663	443,706	273,006	378,202
Total liabilities	$ 544,223	$ 572,211	2,239,690	2,194,119	254,107
Share capital	$ 12,219,794	$ 11,805,210	11,805,210	11,462,747	13,182,747
Deficit (CDN GAAP)	$ 12,701,152	$(12,450,216)	(4,610,728)	(4,429,011)	(4,219,829)
Deficit (US GAAP)	$(16,864,467)	$(16,613,531)	(16,287,967)	(16,045,633)	(14,085,368)

(Cdn$)	As at December 31
Period End Balances (as at)	2002	2001	2000	1999	1998
Working capital (deficiency)	$ (91,736)	$ (562,918)	$(156,151)	$(335,807)	$(99,614)
Equipment, net	$ 199,325	$ 214,370	233,733	259,792	308,434
Mineral property interests	$ 471,508	$ 471,508	9,758,432	9,722,815	9,606,789
Shareholders’ equity	$ 286,608	$ 112,960	7,962,448	7,801,702	9,730,884
Number of outstanding Shares	33,487,313	28,402,313	28,402,313	25,678,323	25,678,323

No cash or other dividends have been declared.

(Cdn$)	As at December 31
Statement of Operations Data	2002	2001	2000	1999	1998
Investment and Other Income	$ 976	$ 5,025	$4,002	$4,035	27,131
General and administrative expenses	$ 235,841	$ 199,786	210,719	253,217	458,806
Exploration Expenditure	$ 16,071	$ 130,803	35,617	52,026	756,610
Loss according to financial statements (CDN GAAP)	$ (250,936)	$(7,839,488)	(181,717)	(243,182)	(431,675)
Loss according to financial statements (US GAAP)	$ (250, 936)	$ (325,564)	(242,334)	(1,960,265)	(1,188,285)
Loss from continuing operations per Common Share
Loss per Share (US GAAP)(2)	($0.01)	($0.01)	($0.01)	($ 0.08)	($ 0.07)

Notes:

(1)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off. Getty has expensed the exploration costs as incurred, which is consistent with U.S. GAAP, whereby all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.

(2)

Under Canadian GAAP, management incentive shares held in escrow are included in the calculation of loss per share. Under U.S. GAAP, shares held in escrow are excluded from the weighted average number of shares outstanding until such shares are released for trading. 375,000 shares are held in escrow.

Additionally, Statement of Financial Accounting Standards No.128: Earnings per Share (“SFAS 128”) replaces the presentation of primary earnings per share (“EPS”) with a presentation of both basic and diluted EPS for all entities with complex capital structures, including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details.

Except as may be otherwise indicated, all dollar amounts are stated in Canadian dollars, Getty’s functional and reporting currency.  The following tables set out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into one United States dollar.  The average exchange rates are based on the average of the exchange rates on the last day of the month in such periods.  Also included are the average exchange rates for each month during the previous six months.

	April 2003	March 2003	February 2003	January 2003	December 2002	November 2002
Average for Period	1.4582	1.4761	1.5121	1.5414	1.5591	1.5715

	For year ended December 31
	2002	2001	2000	1999	1998
End of Period	1.58	1.57	1.52	1.40	1.47
Average for Period	1.57	1.54	1.49	1.47	1.42
High for Period	1.61	1.59	1.54	1.53	1.47
Low for Period	1.51	1.50	1.45	1.44	1.37

On May 1, 2003 the Federal Reserve noon rate for Canadian Dollars was US$1.00: Cdn$1.4191

B.

Capitalization and Indebtedness

Not applicable (this is an Annual Report only).

C.

Reasons for the Offer and Use of Proceeds

Not applicable (this is an Annual Report only).

D.

Risk Factors

Possible Unavailability of Additional Financing. Getty did not have sufficient financial resources to undertake by itself all of its planned exploration and development programs during the year ending December 31, 2002, or thereafter.  The  Transvaal property is subject to rights of reversion if Getty fails to comply with certain commitments including, among other things, expending certain minimum sums on exploration and development of claims, commissioning the preparation and completion of feasibility reports and placing the claims in production on or before December 31, 2003. See “Property Reversion Rights.” The failure of Getty to obtain additional financing on a timely basis could result in the loss or substantial dilution of Getty’s interests (as existing or as proposed to be acquired) in its properties as disclosed in this Registration Statement.  On March 7, 2003 the TSX Venture Exchange accepted for filing documentation a mineral property agreement dated November 8, 2002 between Getty and Robak Industries Ltd. (“Robak”), by which Robak has agreed to sell 100% interest in each of the Getty Central and the Getty Southwest and a 50% interest in the Getty South properties (the “New Getty Properties”) in consideration for 6 million post consolidation shares of Getty.  Getty has also agreed to pay 100% of the cost to place the Getty South property into production.  Robak will also retain a 1.5% NSR in all of the Getty Properties including the New Getty Properties.   The New Getty Properties are subject of a Valuation Report prepared by Ross Glanville and Associates Ltd. In October 2002 and a Technical Report prepared by W.J. McMillan prepared in December 2002.  The Valuation Report and the Technical Report have been filed on SEDAR and the TSE has approved the transaction.  The Agreement was approved by disinterested shareholders of Getty at the Extraordinary General Meeting held on December 9, 2002.  This is a  non-arms length transaction as Robak is a company controlled by Getty’s President, John Lepinski.

In addition, the failure of a joint venture partner to obtain financing required to meet its joint venture obligations could adversely affect Getty’s ability to complete the exploration or development of any such joint venture project on a timely basis; such delay may have a material adverse effect on Getty’s business and results of operations.

The Registrant has No History of Earnings and No Foreseeable Earnings. None of the properties in which Getty may acquire an interest has commenced commercial production, and Getty has no history of profits and has a substantial deficit. Getty receives no revenues from production. Getty has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only sources of funds presently available to Getty are the exercise of outstanding share purchase warrants and stock options by optionees, the sale of equity capital of Getty or the sale by Getty of an interest in any of its properties in whole or in part. While Getty may generate additional working capital through the development or sale of its properties in whole or in part, there is no assurance that any such funds will be available for operations.

No Defined Reserves; Estimates of Mineralized Deposits and Production Costs. Getty has no mineral producing properties at this time, and Getty has not defined or delineated any proven or probable reserves on its properties. Although the mineralized material and mineralized deposit figures included herein have been carefully prepared by Getty, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of copper or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve. Estimates of mineralized deposits and production costs can also be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of mineralization ultimately mined (if any) may differ from that indicated by drilling results. Short term factors relating to mineralized material, such as the need for orderly development or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that copper and other minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions. Material changes in mineralized material, grades, stripping ratios or recovery rates may affect the economic viability of projects. Mineralized deposits are reported as general indicators of mine life and should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Mineral Prices. Mineral prices are subject to fluctuation. The effect of these factors cannot accurately be predicted. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resource are discovered, a profitable market will exist for the sale of the same. Factors beyond the control of Getty may affect the marketability of any copper or any other materials discovered. The price of copper is affected by numerous factors beyond the control of Getty, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, Canadian dollars relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.

Risks of Development, Construction and Mining Operations. Getty’s ability to meet production, timing and cost estimates for its properties cannot be assured. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing and other factors could cause delays in developing properties. Such delays could materially adversely affect Getty’s business, financial condition and results of operation. In addition, while time and cost estimates for exploration, development and construction required at Getty’s properties in some cases may include contingency factors to allow for unanticipated increases in costs such as materials and labour costs, these estimates could be exceeded. See “Special Note Regarding Forward Looking Statements.”

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences may delay production, increase production costs or result in liability. Getty may become subject to liability for hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons. In particular, Getty is not insured for environmental liability or earthquake damage.

Environmental Risks. Existing and possible future environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in the activities of Getty, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of Getty or its ability to develop its properties on an economically feasible basis. Before development and production can commence on any of its properties, Getty must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of a property.

The current or future operations of Getty, including development activities and commencement of production on its properties, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. See “Description of Property -Regulatory Requirements.”

Additional permits and analyses, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which Getty has interests and there can be no assurance that Getty will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs. See “Description of Property — Regulatory Requirements.”

Getty will generate potentially hazardous material in its planned mineral extraction process and must operate in accordance with government-imposed environmental standards and regulations. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have administrative, civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Existing or future amendments to laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Getty and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of Getty’s knowledge, Getty is operating in compliance with all applicable environmental regulations. Getty currently is not insured against environmental liabilities. Management believes that, because Getty is still in the exploration stage, there is minimal risk of incurring significant environmental liabilities, and further believes that this is in accordance with industry practice. Getty intends to obtain insurance for environmental liabilities if and when it becomes engaged in significant mining operations.

General Mining Risks. The business of exploration for minerals and of mining is a highly speculative business and necessarily involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs. Getty may become subject to liability against which it cannot insure against or which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on Getty’s business, financial condition and results of operations.

The economics of developing copper and other mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in mineral markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, Getty may determine that it is impractical to commence or continue commercial production. There is no certainty that the expenditures to be made by Getty in the exploration of Getty’s mineral properties as described herein will result in discoveries of any commercial quantities of mineralized material. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits.

The Registrant’s Share Price is Volatile. Publicly quoted securities are subject to a relatively high degree of price volatility. It may be anticipated that the quoted market for the Common Shares of Getty will be subject to market trends generally, notwithstanding any potential success of Getty in creating sales and revenues.

The Registrant’s Directors and Officers are Part-Time and Serve as Directors and Officers of Other Companies. All of the directors of Getty except Vittorio Preto and William Cummer serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Registrant. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors’ duties to the Registrant and their duties to the other companies on whose boards they serve, the directors and officers of the Registrant expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate. The success of the Registrant and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its board of directors.

Likely PFIC Status Has Consequences for U.S. Investors. Potential investors who are U.S. taxpayers should be aware that the Registrant expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, and may also have been a PFIC in prior and may also be a PFIC in subsequent years. If the Registrant is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of the Registrant. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Registrant’s net capital gain and ordinary earnings for any year in which the Registrant is a PFIC, whether or not the Registrant distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.

Shares of the Registrant may be Affected Adversely by Penny Stock Rules. The Registrant’s stock may be subject to U.S. “Penny Stock” rules which may make the stock more difficult to trade on the open market. The Registrant’s common shares have traded on the Canadian Venture Exchange since April 25, 1988. For further details on the market performance of the Registrant’s common stock, see “Item 5 Nature of Trading Market.” Although the Registrant’s common stock trades on the Canadian Venture Exchange or “CDNX”, the Registrant’s stock may be subject to U.S. “penny stock” rules. A “penny stock” is defined by regulations of the U.S. Securities and Exchange Commission (“SEC”) as an equity security with a market price of less than $5.00 per share. However, an equity security with a market price under $5.00 will not be considered a penny stock if it fits within any of the following exceptions:

(i)

the equity security is listed on Nasdaq or a national securities exchange;

(ii)

the issuer of the equity security has been in continuous operation for LESS than three years, and either has (a) net tangible assets of at least $5,000,000, or (b) average annual revenue of at least $6,000,000; or

(iii)

the issuer of the equity security has been in continuous operation for MORE than three years, and has net tangible assets of at least $2,000,000.

If an investor buys or sells a penny stock, SEC regulations require that the investor receive, prior to the transaction, a disclosure explaining the penny stock market and associated risks. Furthermore, trading in the Registrant’s common stock is currently subject to Rule 15g-9 of the Exchange Act, which relates to non-Nasdaq and non-exchange listed securities. Under this rule, broker/dealers who recommend the Registrant’s securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale. Securities are exempt from this rule if their market price is at least $5.00 per share.

Penny stock regulations will tend to reduce market liquidity of the Registrant’s common stock, because they limit the broker/dealers’ ability to trade, and a purchaser’s ability to sell, the stock in the secondary market. The low price of the Registrant’s common stock has a negative effect on the amount and percentage of transaction costs paid by individual shareholders. The low price of the Registrant’s common stock also limits the Registrant’s ability to raise additional capital by issuing additional shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, the Registrant’s shareholders pay transaction costs that are a higher percentage of their total share value than if the Registrant’s share price were substantially higher.

The rules described above concerning penny stocks may adversely affect the market liquidity of the Registrant’s securities. The Registrant can provide no assurances concerning the market liquidity of its stock or that its stock will not be subject to “penny stock” rules. For more information about penny stocks, contact the Office of Filings, Information and Consumer Services of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or by telephone at (202) 272-7440.

Significant Potential Equity Dilution and End of Lock-ups. At the end of December 31, 2002 Getty had 33,487,313 shares outstanding.  .  Effective March 7, 2003, the Company consolidated its capital on a 1:2 basis.  The name of the company was changed from Getty Copper Corp. to Getty Copper Inc. of which 16,743,657 common shares are issued and outstanding.

During the month of November 2002, 170,000 warrants were exercised, each two warrants entitled the holder to acquire one common share at $0.20 per share.  Thus, 85,000 shares were issued in exchange for the warrants, raising a total of $17,000 in flow though funds for the Company.

During September 2002 the Registrant closed two private placements:

a)

3 million units at $0.10 per unit to five investors.  Each Unit comprised one common share and a one share purchase warrant which is exercisable to purchase an additional share at a price of $0.10 per unit to September 24,2003 and $0.11 to September 24, 2004.  The securities were subject to a four month hold period which will expire on January 26, 2003.  Proceeds from the placement will be used for paying down debt, for working capital and for conducting exploration programs.

b)

2 million units at $0.05 per Unit to five investors.  Each Unit comprises one common share and a one share purchase warrant which is exercisable to purchase an additional share at a price of $0.10 up to September 24, 2003 and at $0.11 up to September 24, 2004.  The securities are subject to a one year hold period which will expire on September 27, 2003.  Proceeds from the placement will be used for paying down debt, for working capital and for conducting exploration programs.

Legal Proceedings. Getty has one legal action in the Province of British Columbia, Canada.  Although Getty believes this claim is without merit, the outcome is not determinable at this time.  See Item 8 for information regarding current legal proceedings.

ITEM 4

INFORMATION ON GETTY

SUMMARY

A.

History and Development of Getty

1.

The legal name of Getty which is subject of the Annual Report on Form 20F is Getty Copper Corp.

2.

Getty was incorporated on September 23, 1985 under the Canada Business Corporations Act.

3.

Getty (herein the “Registrant” or the “Company”) was originally incorporated under the name Exxau Minerals Inc., pursuant to the Canada Business Corporations Act on September 23, 1985, with an authorized capital of an unlimited number of common shares without par value. Getty was organized for the purpose of engaging in the acquisition and exploration of natural resource properties. Getty became a reporting company in British Columbia on April 25, 1988. From 1985 through 1992, Getty concentrated its efforts on the acquisition and exploration of mineral resource properties.

In early 1992, Getty had 8,088,111 Commons Shares issued and outstanding. 3,157,050 of such shares were held in escrow subject to certain earn-out restrictions and were initially issued in 1988 in exchange for common shares of Exxau, Inc., a wholly-owned subsidiary of Getty at that time; in exchange for limited partnership units of Exxau, Ltd., Limited Partnership; and in settlement of Exxau, Ltd., Limited Partnership’s indebtedness to the shareholders of Exxau, Inc. None of Getty’s exploration projects undertaken prior to 1992 proved to be commercially viable. All of Getty’s properties acquired prior to 1992 were written off.

Robak Industries Ltd. (“Robak”), a company owned and controlled by John Lepinski, and Masco Capital Inc. (“Masco”), a company controlled by John Lepinski, began negotiations in 1992 to acquire control of Getty in an effort to access the capital markets to develop its Getty North Property. Getty had no properties under exploration or development at that time.

In May 1993, Getty, pursuant to an arm’s length purchase and sale agreement to acquire the Getty North Property, issued 5,000,000 of its Common Shares to Robak and 5,000,000 of its Common Shares to Masco. See “Interests of Management in Certain Transactions.” The issuance of the 10,000,000 Common Shares resulted in a change in control of Getty.

On September 3, 1992, Getty changed its name to Getty Copper Corp. In addition to the Getty Copper North Property, and all Getty Copper Highland Valley Claims, Getty subsequently acquired joint venture agreements to earn a 50% interest in the Getty South Property, the Getty Central Property, the Getty Southwest Property, and in the Transvaal Property (collectively, the “Getty Copper Project” or the “Getty Copper Highland Valley Project”). All of the Mineral Properties previously noted are subject to 1.5% net smelter royalties and the Getty South, Getty Central, Getty Southwest and the Transvaal properties are subject to certain minimum exploration and development requirements. See “Description of Property.” Since 1992, Getty has focused its efforts and resources on the acquisition and the exploration of the Getty Copper Project. See “Description of Property - The Getty Highland Valley Project.” Getty has no subsidiaries.

4.

The registered office of Getty in British Columbia is located at 1500-1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7. The head office and principal office of Getty in Canada is located at 1000 Austin Avenue, Coquitlam, British Columbia, V3K 3P1.

Getty is an “Exchange Issuer” under the Securities Act (British Columbia and Ontario) by virtue of its Common Shares being listed, posted and called for trading under the symbol “GTY” on the Canadian Venture Exchange (formerly, the Vancouver Stock Exchange) (“CDNX”) now known as the TSX Venture Exchange.

5.

From 1993 to present Getty’s mineral exploration is focused on its mineral properties located in the Highland Valley, British Columbia, Canada.

6.

Getty’s p

rincipal capital expenditures (there have been no material divestitures) over the three fiscal years ended December 31, 2002 are as follows:

Year	Exploration Deferred	Capital Assets
(i) Amounts Deferred (capitalized or invested) during the year
2002	$ 15,871	$2,246
2001	$ 130,803	$1,365
2000	$ 35,617	Nil
(ii) Amounts Expensed as Exploration Expenses
2002	NIL	NIL
2001	NIL	NIL
2000	NIL	NIL

A.

Business Overview

Getty is a natural resource company engaged in the acquisition and exploration of natural resource properties. Getty has an interest in several resource properties in Highland Valley, British Columbia, Canada and intends to seek and acquire additional properties worthy of exploration and development. Current management assumed control of Getty in 1992, and thereafter focused the efforts of Getty on the exploration for copper on the Getty Copper Project, located in the Highland Valley area of the Kamloops Mining Division, British Columbia, Canada.

Getty’s long-term objective is to develop and place its Getty Copper Project properties into commercial production. Getty’s properties cover approximately 210 sq. km (84 sq. miles) of contiguous claims in British Columbia. Getty believes that certain economies of scale can be achieved by developing and phasing its properties into commercial production in a coordinated effort. Getty’s properties are all currently in the exploration stage of development, and Getty’s short term plans are to continue exploration activities to determine if sufficient reserves exist to justify commercial production. Getty’s planned exploration activities include undertaking drill programs and related work, compiling and analyzing drill results, conducting metallurgical testing on drill samples, identifying proven and probable reserves (if any), and maintaining its properties in good standing.

Getty’s plan of operation for the year ending December 31, 2003, pending Getty’s ability to obtain adequate financing is to continue engineering, metallurgical and environmental baseline studies on the Getty North Property and to conduct a full feasibility study for a possible mine on the Getty North Property (the “Getty North Mine”) and a solvent extraction-electrowinning cathode copper plant (the “Getty North Copper Plant”) as recommended by Bateman Engineering Inc. Getty believes it will require approximately $1 million during the year ending December 31, 2003 to fund desired exploration operations for 2004.

There can be no assurance that Getty will obtain additional financing on acceptable terms (if at all), and failure to obtain such financing could have a material adverse effect on Getty’s business and results of operations. See “Risk Factors.” Getty’s planned work is detailed below in order of priority based on the degree of technical advancement of each property.

C.

Organizational Structure

Getty is based in British Columbia, Canada. Getty operates directly and has no material subsidiaries.

D.

Property, Plants and Equipment

Getty has a mortgage on an office building and warehouses on the site.

Glossary

In this Form 20-F, the following terms have the meanings set forth herein:

A.

Geological Terms

Mineralized Material

A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support an estimate of size by tonnage and average grade of metals. Such a deposit does not qualify as “ore” or a reserve, which would require a comprehensive feasibility evaluation based upon unit cost, grade, recoveries, and other factors relating to engineering, legal, financial and economic feasibility.

B.

Measurement

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
Hectares	2.471	= acres
Metres	3.281	= feet
Kilometres	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Tonnes	1.102	= tons (short) (2,000 lbs.)
Grams/tonne	0.029	= ounces (troy)/ton

The Getty Copper Project

The Getty Copper Highland Valley Project consists of certain mineral interests in the following contiguous claim groups (collectively, the “Properties”) each located in the Kamloops Mining Division in British Columbia (the “Highland Valley”). A 1.5% NRS royalty interest payable to Robak Industries Ltd. or Genco Resources Ltd. is applicable to all the properties below:

Property	Claims	Hectares	Percentage of Interest
Getty North Property	26	1,600	100%
Getty South Property	22	550	50%
Getty Central Property	7	175	100%
Getty Southwest Property	59	2,875	100%
Transvaal Property	9	225	50%
Getty Northwest Property	136	18,050	100%
Bram Property	2	1,000	100%

There are currently no existing mines on Getty’s Properties, and Getty has no mineral producing properties at this time. All of Getty’s properties are exploration projects, and there is no assurance that a commercially viable deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage recoveries and other factors conclude economic feasibility. The following disclosure regarding accessibility, climate, local resources, infrastructure and physiography, history, geological setting, sampling and security of samples is common to all of the Properties. Disclosure respecting exploration, drilling, mineral resource and exploration and development for each of the individual properties is included below.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Properties are easily accessible by the Bose Lake road, which branches off 10 kilometres from the property from the paved Bethlehem Mine road. Forestry and drill roads provide access to the claims. Logan Lake, the closest support community, is about 15 kilometres east of the Getty Copper Highland Valley Project.

The nearest domestic airport is located in Kamloops about an hour drive from the south end of the Properties. The major city of Vancouver, B.C. situated approximately 330 kilometres to the southwest by the Coquihalla Highway, provides access to an international airport and seaport.

The Properties are located on and around Forge Mountain at an elevation between 1,450 to 1,900 metres. The topographic relief is moderate and the surface is covered by glacial deposits cut by recent stream channels. Small topographic highs are immediately underlain by glacial drift and Tertiary volcanic cover.

The climate is characteristic of the “dry belt” of the B.C. Interior Plateau and precipitation is about 23 cm. annually. The seasonal climate conditions are generally moderate. Severe weather conditions can occur for isolated periods in the winter, although the snowfall is usually moderate and the summer temperatures are cool to warm and mean temperatures are 14.1°C in July and -6.6°C in January, respectively. Mining activities are able to continue year round.

The Company believes that an established mining infrastructure and a skilled labour force are available in the Highland Valley area, as the region has a history of porphyry copper mining. The water supply in the region is limited; however, a previous operator in the Highland Valley area obtained a water supply for its mining operations from a subsurface basin. A 500 kva power line transverses the property and telephone service is available in Logan Lake and at nearby mines. The Company believes that all necessary mining infrastructure such as water, power and access will be available at the anticipated future mine sites.

The town of Logan Lake is the nearest municipality to the Properties and is the current location of the Company’s site office. Logan Lake has a population of approximately 2,600. It is linked to Vancouver, 330 kilometres to the southwest, via the Coquihalla Highway.

History

The history of the Highland Valley copper district dates back to approximately 1896, when it was explored by prospecting, panning, trenching and drifting near high grade copper occurrences.

The following table is a breakdown of the Company’s deferred exploration and development costs on the Getty Copper Project to the dates indicated:

	December 31,
Activity	2002	2001	2000	1999
Drilling	4,207,932	4,207,932	4,207,932	$4,207,932
Environmental	254,454	254,454	225,296	225,296
Feasibility Study	129,886	129,886	121,060	121,060
Geoscience	2,420,131	2,408,409	2,354,302	2,343,728
Metallurgy	228,085	228,085	221,340	221,340
Assay	473,396	473,293	466,833	466,765
Other Costs	1,705,804	1,701,758	1,676,251	1,651,276
Provision for impairment	(9,419,688)	(9,403,817)	―	―
Totals	$ NIL	$ NIL	$9,273,014	$9,237,397

Geological Setting

The Getty Highland Valley Project mineral tenure is comprised of 200 square km of contiguous mineral claims located in the Highland Valley, British Columbia’s premier copper producing area, approximately 200 km northeast of Vancouver (Figure 1). The local area contains excellent transportation and power infrastructure, a large pool of experienced mining and support personnel and a mining based economy.

The Getty Copper mineral tenure contains favourable Guichon Creek Batholith geology and adjoins to the south the huge Cu-Mo mining and milling operations of the Highland Valley Copper Partnership (HVC) owned by Cominco (50%), Rio Algom (33.6%), Teck (13.9%) and Highmont Mining (2.5%).

Getty ‘s claims span the entire width of favourable Guichon Creek Batholith geology immediately to the north of HVC’s holdings. Getty’s most advanced projects, the Getty North deposit, the Getty South deposit and the Getty West-Transvaal prospect are located in the eastern part of the property in the same geological and structural setting as the Bethlehem deposits located five to eight km to the south. The large Glossie zone and North Valley zone induced polarization anomalies discovered in the central and western portions of the property are in a different geological setting, one that is similar to that of some of the large deposits such as the unmined J.A. deposits which is estimated to contain 286 million tonnes grading 0.43%Cu and 0.017% molybdenum.

Sampling and Analysis

Drill core is mechanically split; one half of which is submitted for preparation and analysis. The other half is catalogued and stored on the site.

All Assays and analyses were performed by Eco-Tech Laboratories in Kamloops, British Columbia where they store the samples they test for future reference.

Security of Samples

Drill core samples are stored in the Getty office-warehouse in a locked and alarmed warehouse.

Exploration and Development

During 2001 Dr. J. Oliver P.Geo  completed a program of 1:10,000 scale geological mapping supported with petrographic and lithogeochemical data as well as a program of grid extension and infill soil sampling.  Dr. Jim Oliver, P. geo recommended a $270,000 follow-up work program for the exploration of: 1) high grade structurally controlled copper-silver zones. 2) stockwork or disseminated pophyry style mineralization, and (3) sceening for potential PGM systems in mafic to ultramafic rocks identified by the detailed geological mapping.  The recommended program consists of completion of the 1:10,000 scale geological mapping , grid extension and lithogeochemical, soil and till geochemical surveys, back hoe trenching, and 5000 feet of NQ diamond drilling.  The program is also to include a compilation of the large geophysical and geochemical database developed by the 1996 and 1997 programs and its reinterpretation in view of the current 1:10,000 scale geological mapping.

Upon the Company incurring the exploration and development expenditures required on any one of the Getty South Property, the Getty Central Property, and the Getty Southwest Property described below, a Joint Venture Agreement dated November 8, 1995, as amended August 14, 1996 (the “Joint Venture Agreement”), between the Company and Robak providing for the further development of each such property on a pro rata basis will become effective in regard to the property for which the expenditures were incurred.

The Company is acquiring its interest in the Getty Central, Getty South, Getty Southwest and Transvaal mineral claims on condition that it spend a specified amount on exploration and development. If the Company fails to spend the required amount, ownership of the claims revert to the original owners. The expenditures to December 31, 2002 and the total commitments are as follows:

	Expenditures	Commitment
Getty South[2]	$811,250	$5,100,000
Getty Central[2]	55,967	750,000
Getty Southwest[2]	384,196	1,100,000
Transvaal[1]	340,185	525,000

Notes:

(1)

The Company is to have completed the required exploration and development expenditures on the Transvaal mineral claims before October 15, 2003 to exercise its option to acquire a 50% interest in the Transvaal Property.

(2)

These commitments will become  nil, as per the mineral property purchase agreement outlined below.

On March 6, 2003 the TSX Venture Exchange accepted for filing documentation a mineral property agreement dated November 8, 2002 between Getty and Robak Industries Ltd. (“Robak”), by which Robak has agreed to sell 100% interest in each of the Getty Central and the Getty Southwest and a 50% interest in the Getty South properties (the “New Getty Properties”) in consideration for 6 million post consolidation shares of Getty.  Getty has also agreed to pay 100% of the cost to place the Getty South property into production.  Robak will also retain a 1.5% NSR in all of the Getty Properties including the New Getty Properties.   The New Getty Properties are subject of a Valuation Report prepared by Ross Glanville and AssociatesLtd. In October 2002 and a Technical Report prepared by W.J. McMillan prepared in December 2002.  The Valuation Report and the Technical Report have been filed on SEDAR.  The Agreement was approved by disinterested shareholders of Getty at the Extraordinary General Meeting held on December 9, 2002.  This is a  non-arms length transaction as Robak is a company controlled by Getty’s President,  John Lepinski.

The Company, subject to obtaining the required financing, plans to continue diamond drilling on the Getty North property to define more precisely the limits of the mineralization, particularly at the site of a favourable anomaly east of the known deposit, upgrade the mineral deposit estimates and to complete a full-scale feasibility study to estimate development and operation costs and commercial feasibility.

(a)

Getty North Property

Getty acquired the Getty North Property from Robak and Masco pursuant to an Agreement of Purchase and Sale dated June 30, 1992, as amended September 30, 1992, subject to a 1.5% net smelter return royalty reserved in favour of Robak. Getty issued into escrow 5,000,000 Common Shares to Robak and 5,000,000 Common Shares to Masco as consideration for the property, subject to the Company obtaining an Economic Ore Valuation on the Getty North Property establishing a minimum value of Cdn $2,304,246 and approval by the Canadian Venture Exchange (“CDNX”). The shares were released to Robak and Masco from escrow after the Company obtained the required Economic Ore Valuation prepared by KHA Resource Modelling Inc. and approval from the CDNX on May 11, 1999. After the release of the escrow shares, title to the Getty North Property fully vested in the Company.

There are no old or existing mines on the Getty North Property.

Exploration

Prior to the acquisition of the Getty North Property by Getty from Robak and Masco, Robak held the Getty North Property for approximately two decades. During that period, in excess of $350,000 was spent on exploration work on the property consisting of silt and soil sampling, trenching and bulk sampling. Since the date of Getty’s acquisition of the Getty North Property to December 31, 2002, the Company has completed $6,181,224 of exploration work on the property, consisting of aerial photographic surveys and base map production, diamond drilling, geological mapping, assaying, induced polarization and magnetics geophysical surveys, soil geochemical surveys and metallurgical testing.

The following table is a brief summary of documented drilling:

Getty North
Summary of Drilling

Period	Company	Type	Holes	Metres
1956-1957	Northlodge Copper Beaverlodge Diamond Uranium-Farwest Tungsten Group	Diamond	27	2,995
1957-1959	Kennecott Copper	Diamond	2	345
1964-1965	North Pacific Mines	Diamond	8	2,349
		Percussion	17	806
1965-1966	Canex Aerial Exploration (Now known as Placer-Dome)	Diamond	16	2,015
1967	Isaac Schulman Syndicate	Diamond	4	846
1968-1969	Noranda Exploration	Diamond	7	957
1970	North Pacific Mines	Percussion	25	1,149
1971-1972	Getty Mining Pacific	Percussion	16	1,765
		Diamond	3	635
1972-1973	Quintana Minerals	Percussion	16	2,004
1993	Getty Copper Corp.	Diamond	5	557.9
1995	Getty Copper Corp.	Diamond	33	7,652.6
1996	Getty Copper Corp.	Diamond	41	10,691.5
1997	Getty Copper Corp.	Diamond	64	17,444.5

In 1997, the Company undertook a $3 million program of drilling and sampling on the Getty North Property. As of December 31, 1997, the Company had completed 64 diamond drill holes totalling 17,444.5 metres (57,235.4 ft). These holes were systematically drilled on sections 30 metres apart to provide the density of data points required for an independent mineral deposit update. The Company has not defined or delineated any proven or probable reserves on the Getty North Property

Mr. A. Frye of KHA Resource Modelling Inc. independently performed a mineral deposit estimation using computerized 3D geological and block deposit models. Based on this December 1997 estimate, the Getty North deposit is estimated to contain a mineral deposit of 72.1 million drill indicated and inferred tonnes averaging 0.31% copper, including 10.03 million tonnes of oxidized material averaging 0.40% copper and 44.4 million tonnes of sulphide material averaging 0.37% copper.

In December 1997, the Company retained Bateman Engineering Inc. of Denver, Colorado (“Bateman”) to perform a pre-feasibility study for the oxidized part of the Getty North Deposit and the proposed Getty North Copper Plant. Bateman identified a potentially economic mineable mineral deposit of approximately 8.56 million tonnes comprising 7.2 million tonnes of oxide grading 0.47% copper and 1.36 million tonnes of sulphide grading 0.50% copper, at a strip ratio of 0.8 to 1 with a potential mine life of 7 years. Bateman recommended that the Company conduct a full feasibility for the Getty North Deposit. Bateman also recommended that the Company conduct (prior to or during the full feasibility study) further leach and assay comparison tests that might increase the mineable mineral deposit estimates.

Mineral speciation studies and petrographic studies were carried out in 2001 by G& T Metallurgical Services Ltd. and R.C. Wells, P.Geo on five samples from the oxidized part of the Getty North Deposit.  The principal objective of this work was to identify and quantify the various copper and gangue minerals present in the samples as part of the on-going metallurgical leach tests of the oxide deposit.  These studies indicated that secondary (oxide) copper minerals account for the bulk of the copper present in the samples and that calcite contents are generally trace up to a maximum of 1% in one sample.

Getty Copper Corp. also commissioned an Interim Scoping Study by Innovat Limited under the supervision of D.A. Mackie, P.Eng to investigate alternatives to the proposed Heap Leach SX/EW Cathode Copper plant suggested by Bateman Engineering Inc., for the Getty North Oxide Deposit in their Feasibility Outlook report of 1998.  The scoping study examined Continuous Vat Leach as an alternative to the SX/EW Heap Leach process and the production of Copper Sulphate Crystals and two different variations of Copper Powder Production Plants, in addition to Cathode Copper.  Based on this preliminary study and cursory market information the production of Copper Powder appears to generate the best economics.

Finally, Getty Copper Corp. concluded a program of hydrological baseline studies and data collection in the area of the proposed Getty North Oxide Mine and Processing Plant that had been carried out on a continuing basis since 1998 by M. Miles and Associates Ltd.

Mineralization

The Getty North deposit is situated in the north central portion of the Guichon Batholith, an area Getty believes has a favourable structural trend of copper deposits. Getty believes the deposit is predominantly hosted by quartz diorite of the Guichon variety cut by dykes and breccia zones. Sericite, chlorite and carbonate associated with copper mineralization overprint the protolithic mineral assemblage.

Cross sections based on extensive drilling show that the mineralization occurs in a shape similar to an inverted “horseshoe” containing a central zone of lower grade mineralization. The Getty North deposit displays continuity in a northwest direction for a distance of at least 300 metres. Intrusive contacts and faulting, as seen in drill core, both control and displace mineralization, and dip steeply to the southwest.

In the central and north portions of the deposit a well-developed zone of oxidation occurs to a depth of more than 100 metres. In this area, oxidation of the primary sulphides is generally complete. Copper mineralization in the oxidized zone consists of chrysocolla, malachite, azurite, cuprite, copper manganese oxides, native copper and chalcocite. Primary sulphides generally occur below the oxidized zone and consist of, in order of abundance, pyrite, chalcopyrite, bornite, chalcocite and molybdenite.

Approximately 15% of the Getty North deposit is covered by unmineralized tertiary volcanic rock, varying in thickness from 2 metres to 70 metres.

The following drill-indicated and inferred mineral resource comprising the Getty North Deposit was calculated by KHA Resource Modelling Inc. on December 17, 1997. The calculations are based on a computer generated block model without any allowance for pit design or mining dilution. Getty believes the deposit remains open to expansion at depth and possibly to the east where a large favourable anomaly has been identified and requires drill testing.

Summary of Getty North Mineral Resource Estimate

		Total Resource (Millions of tonnes)	Grade (% Cu)
Oxide Zone	Indicated and inferred	13.9	0.29%
	(Including	10.03	0.40%)
Sulphide Zone	Indicated and inferred	58.2	0.31%
	(Including	44.4	0.37%)
Total	Indicated and inferred	72.1	0.31

Mineralized material or deposit is a mineralized body which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage of average grade of metals. Such deposits do not qualify as a reserve until a comprehensive evaluation, based upon unit cost, grade, tonnage recoveries and other factors, concludes economic feasibility.

(b)

Getty South Property

Up until May 2003, the Company had a joint venture agreement to earn a 50% interest in the Getty South Property from Robak and Masco pursuant to an Agreement dated November 8, 1995, as amended August 14, 1996 (the “Getty South Agreement”), subject to a 1.5% net smelter returns royalty reserved in favour of Robak. The consideration was $10; reimbursement of $63,300 for certain costs incurred by Robak in acquiring and maintaining the claims in good standing; and a commitment to (a) incur the first $5,100,000 of exploration and development work on the claims, (b) complete a feasibility report prepared by a reputable engineer in accordance with industry practice on the claims and (c) place the claims in commercial production on or before December 31, 2003. In the event the Company failed to comply with the commitments above, the claims were to be surrendered and returned to Robak free and clear of all liens, charges and encumbrances. Upon fulfillment of the expenditure commitment set forth in the Getty South Agreement, the parties agreed to enter into a joint venture to develop the Getty South Property. See “Joint Venture Agreement”.

 In May 2003, the agreement approved by disinterested shareholders of Getty at an Extraordinary General Meeting held on December 9, 2002, was completed. Under the terms of the agreement Getty Copper Inc. has purchased from Robak Industries Ltd. (“Robak”), 100% interest in each of the Getty Central and the Getty Southwest, and a 50% interest in the Getty South properties  (“the new Getty Properties”) in consideration for 6 million post consolidated shares of Getty valued at $0.00 per share.  The commitment to spend $5,100,000 and place the South Getty claims in commercial production by December 31, 2003 has been replaced by an agreement with Getty, whereby the costs to bring the Getty South property into production are to be borne 100% by Getty.  Robak retains a 1.5%  NSR in all of the Getty properties including the new Getty Properties

On March 6, 2003 the TSX Venture Exchange accepted for filing documentation a mineral property agreement dated November 8, 2002 between Getty and Robak Industries Ltd. (“Robak”), by which Robak has agreed to sell 100% interest in each of the Getty Central and the Getty Southwest and a 50% interest in the Getty South properties (the “New Getty Properties”) in consideration for 6 million post consolidation shares of Getty.  Getty has also agreed to pay 100% of the cost to place the Getty South property into production.  Robak will also retain a 1.5% NSR in all of the Getty Properties including the New Getty Properties.   The New Getty Properties are subject of a Valuation Report prepared by Ross Glanville and Associates Ltd. In October 2002 and a Technical Report prepared by W.J. McMillan prepared in December 2002.  The Valuation Report and the Technical Report have been filed on SEDAR.  The Agreement was approved by disinterested shareholders of Getty at the Extraordinary General Meeting held on December 9, 2002.  This is a non-arms length transaction as Robak is a company controlled by Getty’s President, John Lepinski.  This agreement was completed in May 2003.

The Getty South Property is in the early exploration stage and there is insufficient data to establish whether proven or probable reserves exist on the property. An extensive program of closely spaced definition drilling is required to test the property to the drill indicated level of confidence before a meaningful mineral resource estimate can be performed. The Company believes that such a program may provide the basis for a full-scale feasibility study.

No operational mines exist on the Getty South Property, and any existing historical workings have been sealed as required under British Columbia law.

Exploration

The property was acquired by Trojan Exploration Limited in 1955 and was explored by Trojan Consolidated Mines Limited by surface and underground methods. Recovery of copper values by diamond drilling at that time was poor. Approximately one million dollars was spent on exploration during the period 1955 to 1973. The following work was performed by previous operators before the Company acquired the property: Surface diamond drilling - 15,556 metres; Underground diamond drilling - 1,158 metres; Percussion drilling - 319 metres; Underground drifting - 1,719 metres; Two compartment shaft - 49.1 metres; and Surface trenching - 396 metres.

The Getty South Property is in the early stages of exploration, and based on the exploration to-date, the Company has not defined or delineated any proven or probable reserves on the Getty South Property. In 1992, an independent consultant performed a mineral deposit estimate based on physical work completed on the Getty South Property prior to the Company’s acquisition of the property. In 1996, the Company undertook a thirteen diamond drill-hole program that provided results that were lower than anticipated, and the Company has determined the drilling completed by previous operators is not reliable. The Company, however, believes that there is still sufficient evidence indicating that a significant copper mineral deposit may be encountered within the boundaries of the Getty South Property.

There is no assurance that a commercially viable ore deposit (if any) exists on the Getty South Property until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage recoveries and other factors conclude economic feasibility.

As part of a systematic assessment of the grade and extent of near-surface oxide/sulphide-copper mineralization at the Getty South deposit, a program of surface trenching consisting of 13 trenches totalling approximately 1,572 metres in aggregate length was completed as of December 31, 1997. The assay results to-date indicate that economically significant concentrations of copper, mostly as leachable, oxide copper, occur over a large area measuring more than 170 metres by 125 metres. Additionally, significant results were obtained approximately 200 metres to the south.

The Company has completed initial exploration work of its own on the Getty South Property, including aerial photographic surveys and base map production, drilling, trenching, assaying, geophysical, geochemical and geological work, at a cost of $811,250 to December 31, 2002.

Mineralization

The Getty South deposit is hosted within a breccia zone measuring approximately 600 metres from north to south, and 250 metres in width, which intrudes Guichon variety quartz diorite of the Guichon Creek Batholith. This breccia body is one of several which occur within a well-defined northerly trending structural zone of faulting and minor intrusions (dykes) that extends for 9 kilometres from the JA deposit through the Bethleham orebodies and on through to the Getty North deposit. The breccia body consists of fragments of quartz diorite and dacite porphyry set in a matrix of finely broken and crushed rock and secondary minerals such as quartz and tourmaline. Mineralization in the form of specular hematite, chalcopyrite and secondary copper minerals, such as malachite, azurite, chrysocolla, cuprite and native copper occurs mostly between rock fragments and along structurally controlled veinlets and crush zones.

Gower Thompson Associates in 1992 estimated a mineral resource of 36 million inferred tonnes grading 0.47% Cu for the Getty South Deposit, including 2-3 million inferred tonnes of subcropping oxidized material.

Drilling

The Getty South deposit has been less thoroughly drill tested than the Getty North deposit, but has been explored by one underground level comprising a 49.1 metre shaft, approximately 1,775 metres of drifting and crosscutting and approximately 1,477 metres of underground diamond and percussion drilling. Although 15,550 metres of surface drilling were completed by previous operators, it is reportedly of poor quality and thus is not a reliable base for calculating the copper mineral resource. During 1996, the Company completed an initial 13 hole reconnaissance diamond drilling program totalling 3,236.2 metres that provided results lower than anticipated, and the Company has determined that the drilling completed by previous operators is unreliable.

(c)

Getty Central Property

Up until May 2003, Getty had  an option agreement to earn a 50% interest in the Getty Central Property from Robak Industries Ltd. and Masco Capital Inc. pursuant to an Agreement dated November 8, 1995, as amended August 14, 1996 (the “Getty Central Agreement”), subject to a 1.5% net smelter returns royalty reserved in favour of Robak. The consideration was $10; reimbursement of $9,300 for certain costs incurred by Robak in acquiring and maintaining the claims in good standing; and a commitment to (a) incur the first $750,000 of exploration and development work on the claims, (b) complete a feasibility report prepared by a reputable engineer in accordance with industry practice on the claims and (c) to place the claims in commercial production on or before December 31, 2002. In the event the Company fails to comply with commitments above, the claims are to be surrendered and returned to Robak free and clear of all liens, charges and encumbrances. Upon fulfilment of the expenditure commitment set forth in the Getty Central Agreement, the parties have agreed to enter into a joint venture to develop the Getty Central Property.

The Company has completed initial exploration work of its own on the Getty Central, including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2002 of $55,967 for the Getty Central Property.

On March 6, 2003 the TSX Venture Exchange accepted for filing documentation a mineral property agreement dated November 8, 2002 between Getty and Robak Industries Ltd. (“Robak”), by which Robak has agreed to sell 100% interest in each of the Getty Central and the Getty Southwest and a 50% interest in the Getty South properties (the “New Getty Properties”) in consideration for 6 million post consolidation shares of Getty.  Getty has also agreed to pay 100% of the cost to place the Getty South property into production.  Robak will also retain a 1.5% NSR in all of the Getty Properties including the New Getty Properties.   The New Getty Properties are subject of a Valuation Report prepared by Ross Glanville and Associates Ltd. In October 2002 and a Technical Report prepared by W.J. McMillan prepared in December 2002.  The Valuation Report and the Technical Report have been filed on SEDAR.  The Agreement was approved by disinterested shareholders of Getty at the Extraordinary General Meeting held on December 9, 2002.  This is a non-arms length transaction as Robak is a company controlled by Getty’s President, John Lepinski.  This agreement was completed in May 2003.

The Getty Central Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property. The Company has not planned any further exploration on the property for 2003.

(d)

Getty Southwest Property

Up until May 2003, Getty had a an option agreement to earn a 50% interest in the Getty Southwest Property from Robak Industries Ltd. and Masco Capital Inc. pursuant to an Agreement dated November 8, 1995, as amended August 14, 1996 (the “Getty Southwest Agreement”), subject to a 1.5% net smelter returns royalty reserved in favour of Robak. The consideration was $10; reimbursement of $13,300 for certain costs incurred by Robak in acquiring and maintaining the claims in good standing; and a commitment (a) to incur the first $1,100,000 of exploration and development work on the claims, (b) complete a feasibility report prepared by a reputable engineer in accordance with industry practice on the claims and (c) a commitment to place for claims in commercial product on or before December 31, 2002. In the event the Company fails to comply with the commitments above, the claims are to be surrendered and returned to Robak free and clear of all liens, charges and encumbrances. Upon fulfillment of the expenditure commitment set forth in the Getty Southwest Agreement, the parties have agreed to enter into a joint venture to develop the Getty Southwest Property.

The Company has completed initial exploration work of its own on the Southwest Property including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2002 of $384,196.

On March 6, 2003 the TSX Venture Exchange accepted for filing documentation a mineral property agreement dated November 8, 2002 between Getty and Robak Industries Ltd. (“Robak”), by which Robak has agreed to sell 100% interest in each of the Getty Central and the Getty Southwest and a 50% interest in the Getty South properties (the “New Getty Properties”) in consideration for 6 million post consolidation shares of Getty.  Getty has also agreed to pay 100% of the cost to place the Getty South property into production.  Robak will also retain a 1.5% NSR in all of the Getty Properties including the New Getty Properties.   The New Getty Properties are subject of a Valuation Report prepared by Ross Glanville and Associates Ltd. In October 2002 and a Technical Report prepared by W.J. McMillan prepared in December 2002.  The Valuation Report and the Technical Report have been filed on SEDAR.  The Agreement was approved by disinterested shareholders of Getty at the Extraordinary General Meeting held on December 9, 2002.  This is a non-arms length transaction as Robak is a company controlled by Getty’s President, John Lepinski.  This agreement was completed in May 2003.

The Getty Southwest Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property. The Company has not planned any further exploration on the property for 2003, and any plans to develop a new mine on the property would be based a full-scale feasibility study, if any, to determine the commercial feasibility of a mining operation on the property.

(e)

Transvaal Property

Getty entered into an option agreement with Genco, dated October 15, 1996, pursuant to which the Company, subject to a 1.5% net smelter returns royalty, received the option to earn a 50% interest in and to the Crown-granted mineral claims known as the Transvaal Property. The Transvaal Property is located in the Kamloops Mining Division, British Columbia southwest of the Getty North Property, adjacent to the Getty Southwest Property in which the Company holds a 100% undivided interest.

To maintain the option in good standing, the Company must spend no less than $525,000 on an exploration and development program on the Transvaal property on or before October 15, 2003. Upon the exercise of the option, the Company and Genco have agreed to enter into a joint venture to further explore and develop the Transvaal Property.  As at December 31, 2002 Getty has expensed $340,185 on this property.

Exploration

The Transvaal Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property. Subject to financing, the Company would continue its exploration work on this property in 2003. In the event that further exploration expenditures are not possible the company intends to negotiate an extension of time with Genco Resources Ltd. in order to meet its commitments.

There is no assurance that a commercially viable ore deposit (if any) exists on the Getty Transvaal Property until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.

The Company has completed initial exploration work of its own on the Transvaal Property, including aerial photographic surveys and base map production, drilling, geochemical soil sampling, prospecting, geophysical surveys and geological mapping, at a cost to December 31, 2002 of $340,185.

Drilling

During 1996 and 1997, 11 diamond drill holes totalling 3,374 metres (11,046 ft) were drilled. Porphyry copper style mineralization was discovered in one of the holes and recommendations have been made for additional drilling in order to investigate the area further. No further drilling has been done since 1997.

(f)

Getty Northwest Property

The Getty Northwest Property is comprised of 136 mineral claims acquired by the Company by staking in the areas adjacent to the west of the Getty Copper Highland Valley Project. These claims are subject to a 1.5% net smelter return royalty reserved in favour of Robak.

The Getty Northwest Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property. The Company has not planned any exploration on the property for 2003, and any plans to develop a new mine on the property would be based a full-scale feasibility study, if any, to determine the commercial feasibility of a mining operation on the property.

Exploration History

The Company has completed initial exploration work of its own on the Getty Northwest Property, including aerial photographic surveys and base map production, drilling, geochemical soil sampling, prospecting, geophysical surveys and geological mapping, at a cost to December 31, 2002 of $1,688,607.

Drilling

During 1996, one exploratory diamond drill hole 254.4 metres (834 ft) was drilled, but no significant results were obtained.

There is no assurance that a commercially viable ore deposit exists on the Getty Northwest Property until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.

ITEM  5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Getty is currently an expenditure-based organization whose business strategy is to acquire, explore and conduct detailed engineering and economic analysis of mineral deposits which have large tonnage and multi-year operation potential. None of Getty’s currently held or to be acquired mineral deposits currently hosts a mineral resource that can be said to be economic at current metals prices.

Under Canadian generally accepted accounting principles, corporate/administrative expenses are written off yearly and exploration and property acquisition expenses deferred (or capitalized). Such acquisition and exploration costs are written off where Getty seeks to abandon a property due to exploration program results which appear to warrant abandonment or when it appears the deferred costs may not be recoverable. Acquisition costs and exploration expenditures are financed through a combination of cash and common share issuances.

As an expenditure-based company Getty’s results of operations are often evaluated on an “event driven” basis. Results of operations are difficult to quantify given that the product of these expenditures relates to the nature, extent and statistical confidence (primarily from diamond drill exploration programs) in a deposit size and continuity. It is difficult to evaluate the success of operations in a fiscal year by reference to the financial statements given that results are more appropriately measured by an evaluation of the minerals discovered and/or confirmed. Getty’s operating activities do not occur on a regular or periodic basis and are subject to the economic realities of metals prices and equity financing conditions for natural resource exploration issuers. Accordingly it may not be meaningful to seek observable trends in financial operating statistics. While Getty calculates an annual loss per share (which has varied over a range of $0.16 to $0.04 over the last three fiscal years), Getty is of the view that its share price does not vary in accordance with the loss per share statistic but rather Getty share prices vary more with the price of the underlying market for copper and gold and the outlook for these metals and Getty exploration results.

Getty’s financial statements are prepared on the basis that it will continue as a going concern. Given that Getty has no source of significant revenue this assumption is always subject to the further assumption that there will continue to be investment interest in funding large tonnage metal deposits which are not known to be economic in the current environment. Getty can give no assurance that it will continue to be able to raise sufficient funds and should it be unable to continue to do so, may be unable to realize on the carrying value of its resource project and the net realizable value could be materially less than Getty’s liabilities with a potential for total loss to Getty shareholders.

Getty does not believe that it is significantly impacted by the effects of inflation and the Canadian dollar has fluctuated in a relatively narrow band to the United States dollar  (US$1.00: Cdn$1.43 to $1.61) during these three years. Getty has not been significantly affected by government economic, fiscal, monetary or political policies and the outlook for Getty’s assets primarily relate to the outlook for gold and copper. For information relating to the historical prices for copper and gold, see “Trend Information” below.

Operating Results – Fiscal 2002 Compared with Fiscal 2001

At December 31, 2002, the Company registrant had working capital deficit of $91,736 compared with working capital deficit approximately $562,918 December 31, 2001.   The reduction in the working capital deficit is due to two private placements and the exercising of warrants described as follows:

During November 2002 170,000 flow-through warrants were exercised, two warrants entitled the holder to acquire one common share at $.20 per share.  Thus, 85,000 flow-through shares were issued in exchange for the warrants for a total of $17,000.

 During September 2002 the Registrant closed two private placements:

a)

3 million units at $0.10 per unit to five investors.  Each Unit comprised one common share and a one share purchase warrant which is exercisable to purchase an additional share at a price of $0.10 per unit to September 24,2003 and at $0.11 up to September 24, 2004.  The securities were subject to a four month hold period which expired on January 26, 2003.  Proceeds from the placement will be used for paying down debt, for working capital and for conducting exploration programs.

b)

2 million units at $0.05 per Unit to five investors.  Each Unit comprises one common share and a one share purchase warrant which is exercisable to purchase an additional share at a price of $0.10 for a one year period from the date of issuance.  The securities are subject to a one year hold period which will expire on September 27, 2003.  Proceeds from the placement will be used for paying down debt, for working capital and for conducting exploration programs.

On March 6, 2003 the TSX Venture Exchange accepted for filing documentation a mineral property agreement dated November 8, 2002 between Getty and Robak Industries Ltd. (“Robak”), by which Robak has agreed to sell 100% interest in each of the Getty Central and the Getty Southwest and a 50% interest in the Getty South properties (the “New Getty Properties”) in consideration for 6 million post consolidation shares of Getty.  Getty has also agreed to pay 100% of the cost to place the Getty South property into production.  Robak will also retain a 1.5% NSR in all of the Getty Properties including the New Getty Properties.   The New Getty Properties are subject of a Valuation Report prepared by Ross Glanville and Associates Ltd. In October 2002 and a Technical Report prepared by W.J. McMillan prepared in December 2002.  The Valuation Report and the Technical Report have been filed on SEDAR.  The Agreement was approved by disinterested shareholders of Getty at the Extraordinary General Meeting held on December 9, 2002.  This is a  non-arms length transaction as Robak is a company controlled by Getty’s President, John Lepinski.

Current liabilities at December 31, 2002 decreased to $251,733 from $572,211 at December 31, 2001, as some of the debt was paid with funds raised from private placements during the year, as well as Related parties and certain creditors agreed to extend the terms of payment until June 3, 2004.

Net deferred exploration expenditures incurred during the year ended December 31, 2002 were $15,871 compared to $130,803 spent during the year ended December 31, 2001.

During the year ended December 31, 2002, the company purchased a new computer increasing its capital expenditures $2,245.  No equipment had been purchased during the year ended December 31, 2001.

Shareholders equity increased to $286,608 during the year ended December 31, 2002 from $122,960 December 31, 2001, due to private placements and the exercising of warrants.

Interest income for the year ended December 31, 2002 was $309 down from $5,025 for the year ended December 31, 2001.

During the year ended December 31, 2002 the registrant earned $667 rental income for a portion of office space located in Logan Lake, British Columbia.

Operating Results – Fiscal 2001 Compared with Fiscal 2000

At December 31, 2001, the Company had a working capital deficit of $562,918 compared with a working capital  deficit approximately $156,151 December 31, 2000. During the year 2001 the Company conducted further geological, metallurgy and environmental studies to determine the feasibility of the property. These studies provided reports with positive results.  The increase in the working capital deficit is due to the spending of funds raised through a private placement completed in November 2000 of 2,723,990 shares at a price of $0.15 per share of which 786,667 are flow-through. Each unit and flow through unit will comprise on common share (flow-through common share) and one share purchase warrant. Two warrants were exercisable to purchase an  additional flow through share at a price of $0.20 to November 20, 2002.  At December 31, 2001 the Company had a total assets of $695,171 down from $10,202,138 December 31, 2000.  Due to exploration and general and administrative spending, the cash and short term investments decreased to $1,436 from $196,996 December 31, 2000. The General administrative expenses have declined again this year to $192,428 from $200,997 December 31, 2000.

During 2000 the Company retroactively adopted new recommendations of the Canadian Institute of Chartered Accountants on accounting for income taxes and accordingly follows the liability method of accounting for income taxes. Previously, the company used the deferral method of accounting for income taxes under which deferred income taxes are recorded to reflect the tax effect of revenue and expense items reported for accounting purposes in periods different than that for tax purposes.

The financial statements for 1999 and 1998 were  restated to reflect future income tax liabilities and share issue costs of $1,720,000 arising on the transfer of the tax deductibility of exploration expenditures to investors in common shares. In addition, the acquisition costs of mineral property were increased by $64,000 to reflect the future income tax liability arising from the acquisition of claims at an amount in excess of the cost for income tax purposes. Furthermore, the change in accounting policy has resulted in the financial statements for 2000 reflecting additional share issue costs of $54,000 arising from the transfer of the tax deductibility of exploration expenditures to investors in the current year and a future income tax recovery of $25,000.

Current liabilities at December 31, 2001 are $572,211 up from December 31, 2000 $ 366,124

Net deferred exploration expenditures incurred at December 31, 2001, totalled $130,803 up from $35,617 December 31, 2000.  During 2001 the Company was able to increase spending on exploration due to the private placement completed in November 2000.

Shareholders equity decreased to $122,960 at December 31, 2001 from $7,962,448 at December 31, 2000, because of the current years operating loss of $194,761 and a provision for impairment of mineral properties of $9,417,727.

Interest Income for the year ended December 31, 2001 was $5,025 up from $4,002 December 31, 2000 due to interest earned on funds from private placement.

Operations for the year ended December 31, 2001 used cash of $103,771 compared to cash used of $195,106 for the year ended December 31, 2000. The cash was primarily used to pay exploration and general administrative expenditures.

Operating Results – Fiscal 2000 Compared with Fiscal 1999

At December 31, 2000, the Company had working capital deficit of $156,151 compared with working capital of deficit approximately $335,807 December 31, 1999. The decrease in working capital deficit is due to a private placement completed in November 2000 of 2,723,990 shares at a price of $0.15 per share of which 786,667 are flow-through. Each unit and flow through unit will comprise on common share (flow-through common share) and one share purchase warrant. Two warrants were required to purchase an additional share at a price of $0.20 to November 20, 2001. At December 31, 2000 the Company had a total assets of $10,202,138 up from $9,995,821 December 31, 1999. Due to the private placement, the cash and short term investments increased to $196,996 from $2,781 December 31, 1999. The General administrative expenses have declined again this year to $200,997 from $240,182 December 31, 1999.

During 2000 the Company retroactively adopted new recommendations of the Canadian Institute of Chartered Accountants on accounting for income taxes and accordingly follows the liability method of accounting for income taxes. Previously, the company used the deferral method of accounting for income taxes under which deferred income taxes are recorded to reflect the tax effect of revenue and expense items reported for accounting purposes in periods different than that for tax purposes.

The financial statements for 1999 and 1998 have been restated to reflect future income tax liabilities and share issue costs of $1,720,000 arising on the transfer of the tax deductibility of exploration expenditures to investors in common shares. In addition, the acquisition costs of mineral property has been increased by $64,000 to reflect the future income tax liability arising from the acquisition of claims at an amount in excess of the cost for income tax purposes. Furthermore, the change in accounting policy has resulted in the financial statements for 2000 reflecting additional share issue costs of $54,000 arising from the transfer of the tax deductibility of exploration expenditures to investors in the current year and a future income tax recovery of $25,000.

Current liabilities at December 31, 2000 are $366,124 up from December 31, 1999 $ 349,021

Net deferred exploration expenditures incurred at December 31, 2000, totalled $35,617 down from $52,026 December 31, 1999. In 2001 the Company will be able to increase spending on exploration due to the private placement.

Shareholders equity increased to $7,962,448 at December 31, 2000 from $7,801,702 at December 31, 1999.

Interest Income for the year ended December 31, 2000 was $4,002 up from $535 December 31, 1999 due to interest earned on funds from private placement.

Operations for the year ended December 31, 2000 used cash of $195,106 compared to cash used of $104,786 for the year ended December 31, 1999. The cash was primarily used to pay exploration and general administrative expenditures.

Operation Results Fiscal 1999 Compared with Fiscal 1998

At December 31, 1999, the Company had working capital deficit of approximately $(335,807) compared with working capital deficit of approximately $(99,614) at December 31, 1998. No share capital was issued during fiscal 1999. At December 31, 1999, the Company had total assets of $9,995,821 down from $9,984,991 as at December 31, 1998. At December 31, 1999 the cash and short- term investments decreased to $2,781 from $53,246 at December 31, 1998 to sustain basic administration functions until the company can obtain additional financing to complete a feasibility study, Goods and Services tax recoverable decreased from $4,928 to $2,842 December 31, 1999, as expenditures decreased in 1999 the amount of goods and services taxes paid and recoverable on these expenditures decreased.

Current liabilities at December 31, 1999 are $349,021 up from $169,382 December 31, 1998.

The Company did not raise any funds in 1999 because of continued depressed metal prices and market conditions. In recognition of this situation, the company curtailed exploration expenditures and the general and administrative expenditures. Net deferred exploration expenditures incurred totalled $52,026 for the year ended December 31, 1999 compared to $756,610 for the year ended December 31, 1998 while general and administrative expenses declined from $427,719 for the year ended December 31, 1998 to $240,182 for the year ended December 31, 1999.

Shareholders equity declined from $9,730,884 at December 31, 1998 to $7,801,702 at December 31, 1999 due to expenditures on general and administrative expenses during the year ended December 31, 1999.

Interest Income for the year ended December 31, 1999 was $535 down from $22,131 for the year ended December 31, 1998 due to a reduction of cash because of exploration and general and administrative expenditures in 1999.

Operations for the year ended December 31, 1999 used cash of $104,786 compared to cash used of $317,420 for the year ended December 31, 1998. The cash was used principally to pay deferred exploration and general and administrative expenditures.

Liquidity and Capital Resources

Overview

Historically Getty’s sole source of funding was the sale of equity securities for cash primarily through private placements to sophisticated investors and institutions. Getty also issued common share capital in each of these three years pursuant to private placement financings. Getty has no assurance of continued access to significant equity funding.

Fiscal 2002 Compared with Fiscal 2001

As at March 31, 2003 The Company held cash and short-term investments of $44,407. Although the Company is in the process of seeking to raise financing to fund its plan of operation for 2003, there can be no assurance that the Company will successfully raise additional financing on acceptable terms, if at all. If funds are not available to fund the Company’s operations, the Company anticipates it will curtail its exploration operations and focus its resources on maintaining the properties in good standing and on administrative functions until such time as mineral or capital markets improve to the extent that will allow the Company to obtain financing.

The Company’s cash and short-term investments at December 31, 2002 were $124,518 compared to $1,436 December 31, 2001. Aside from cash and short-term investments, the Company has no material unused sources of liquidity.

Fiscal 2001 Compared with Fiscal 2000

As at March 31, 2002, the Company held cash and short-term investments of $1,701.

The Company’s cash and short-term investments at December 31, 2001 were $1,436 compared to December 31, 2000 $196,996. Aside from cash and short-term investments, the Company has no material unused sources of liquidity.

Fiscal 2000 Compared with Fiscal 1999

As at March 31, 2001, the Company held cash and short-term investments of $162,959.

The Company’s cash and short-term investments at December 31, 2000 were $196,996 compared to December 31, 1999 $2,781. Aside from cash and short-term investments, the Company has no material unused sources of liquidity.

Fiscal 1999 Compared with Fiscal 1998

At December 31, 1999, the Company had total assets of $9,995,821, down from $9,984,991 as at December 31, 1998. At December 31, 1999 the cash and short-term investments decreased to $2,781 from $53,246, at December 31, 1998 as the Company continued with the exploration of the properties in the Highland Valley area of British Columbia. Goods and Services Tax recoverable decreased from $4,928 at December 31, 1998 to $2,842 at December 31, 1999, as expenditures decreased in 1999 the amount of goods and services taxes paid and recoverable on these expenditures decreased.

During 1999, $240,182 was expended on administration expenses and $535 interest was earned on excess cash balances.

Financial Instruments

Getty financed its activities from 1985 through 2002 primarily through the issuance of equity shares through private and public distributions. Certain of these financings were structured to provide a Canadian income tax incentive to make the securities more attractive. The Income Tax Act (Canada) provides certain incentives to encourage exploration on Canadian resource properties including the deductibility of a defined class of “Canadian Exploration Expenses” and “Canadian Development Expenses” which provide deductible pools of resource expenditures deductible against other sources of income. Getty keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are currently excess to Getty’s needs are invested in government of Canada or like debt obligations and other short term near cash investments pending the need for the funds.

Getty does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds. As of the fiscal 2002 year end Getty estimates that the cost of maintaining its corporate administrative activities at approximately $30,000 per month. Accordingly, Getty’s management estimate that a minimum of $600,000 will be needed to maintain its corporate status and assets over the ensuing two-year period and Getty has current working capital deficit at March 2003 of $91,736 which is not adequate to ensure continued viability over this period of time.

Research Expenditures

Getty is a resource expenditure based corporation and accordingly does not have a program of intellectual property development or patenting or licensing issues.

Trend Information

As a mineral exploration company Getty’s activities are somewhat cyclical as metals prices have traditionally been cyclical in nature. The basic trend through the last several years for metal prices was negative, however, the recent gold price trend has been more positive. Copper is a commodity metal used extensively in the housing and automotive industries and accordingly, demand for copper varies directly with general economic conditions. Although Getty’s management is not in a position to forecast economic trends, it is aware that as of April 2003 widely read business periodicals continue to predict a variety of economic conditions which indicate that a recovery in the price of copper or gold will in all likelihood be tied to the economy.  Gold prices have strengthened in early 2003 and some analysts have suggested that gold prices will continue to increase this year as the U.S. dollar weakens and new supplies dwindle.

Recent widely read business journals have predicted that the price of copper will marginally improve in 2003 as a result of increasing consumption and decreasing stocks.  If the economy improves in 2003 metal prices should  increase, due to simple supply and demand dynamics.

ITEM  6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name, Position and Place of Residence	Period a Director of the Issuer	Shares Beneficially Owned or Controlled(1)
John B. Lepinski President , Chief Financial Officer and Director Coquitlam, British Columbia	June 30, 1992 to date	5,095,450(2)
Donald R. Willoughby Secretary, Chief Financial Officer and Director Vancouver, British Columbia	June 30, 1992 to date	270,000
Jean-Jacques Treyvaud Director Beloeil, Quebec	September 18, 1997 to date	NIL
William J. Cummer Director Calgary, Alberta	September 23, 1985 to date	50,500
Vittorio Preto Director Saanichton, British Columbia	May 6, 1997 to date	25,000

Notes:

(1)

The information as to shares beneficially owned or controlled is furnished by the respective directors.

(2)

Subsequent to the record date 6,000,000 shares were issued to Robak Industries Ltd.: after the record date 11,095,450 shares will be beneficially owned or controlled by John Lepinski.

All directors have a term of office expiring at the next annual general meeting of the Registrant. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Principal Occupation of Current Management of Getty

JOHN B. LEPINSKI – President, Chief Executive Officer and Director. John B. Lepinski is a businessman.

DONALD R. WILLOUGHBY – Chief Financial Officer, Secretary and Director. Mr. Willoughby is a Chartered Accountant.

JEAN-JACQUES TREYVAUD – Director. Mr. Treyvaud is a business consultant. He holds a doctorate in economics.

WILLIAM J. CUMMER – Director. Mr. Cummer is a semi-retired businessman.

VITTORIO A. PRETO – Director. Mr. Preto is a consultant who holds a Ph.D. and a P. Eng. in geology.

B.

Compensation

During Getty’s financial year ended December 31, 2002 the aggregate remuneration paid or payable to Getty’s directors and senior officers or companies or professional firms with which the directors or officers are associated, for rent, accounting services, interest and geological consulting fees by a director was $63,900.  In addition, a company controlled by a director advanced funds of $47,600 (net) to Getty Copper Corp.

Mr. John Lepinski, President, Chief Executive Officer and a director of Getty, and Mr. Donald R. Willoughby, Secretary, Chief Financial Officer and a director of Getty, are each a “Named Executive Officer” of Getty for the purposes of the following disclosure.

The compensation paid to each of the Named Executive Officers during Getty’s three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
John Lepinski, President, CEO	2002	Nil	Nil	Nil	Nil	Nil	Nil	$7,500
John Lepinski, President, CEO	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
John Lepinski, President, CEO	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Donald Willoughby	2002	Nil	Nil	Nil	Nil	Nil	Nil	4,696
Donald Willoughby	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil

No share options granted to Executive Officers during the financial year ended December 31, 2002. No options were exercised by the Named Executive Officers during the financial year ended December 31, 2002. The value of the unexercised in-the-money options was nil at December 31, 2002 and nil at May 1, 2003.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s responsibilities following a change in control.

Securities Held By Insiders

As at May 1, 2003 the directors and officers of Getty and their affiliate held as a group, directly and indirectly, own or control an aggregate of 5,440,950 common shares (32.5%) and have no options or warrants to acquire an additional common shares. Subsequent to May 1, 2003 6,000,000 shares were issued to Robak Industries, a company controlled by John Lepinski, president of Getty Copper Inc., for Getty Copper Inc. to acquire the Getty South property (as to 50%) and 100% of the Southwest an Central mineral claims (each subject to a 1.5% NSR).  This was approved by shareholders at a Special Meeting held December 9, 2002.  The transaction received TSX Venture Exchange approval on March 7, 2003 and details of the transaction can be reviewed in the management proxy circular prepared for the Dec 9, 2002 meeting which is publicly accessible at www.sedar.com.  To the knowledge of the directors and officers of Getty, as at such date, there were no persons exclusive of directors and officers holding more than 10% of the issued common shares.

C.

Board Practices

All directors were re-elected at the June 18, 2002 annual general meeting and have a term of office expiring at the next annual general meeting of Getty expected to be held in June 10, 2003. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

There are no arrangements under which directors were compensated by Getty and its subsidiaries during the financial year ended December 31, 2002 for their services in their capacity as directors and consultants except as herein disclosed. An accounting firm in which a director of Getty is associated charged the Corporation $12,654 for accounting fees (2001 - $11,451) and Vittorio Preto, a director of Getty, charged Getty $4,256 for geological consulting fees (2001 - $7,650).

During the financial year ended December 31, 2002, no options were granted to directors.

Donald R. Willoughby, Jean Jacques Treyvaud and William Cummer are members of Getty’s audit committee. The audit committee is elected annually by the directors of Getty at the first meeting of the board held after Getty’s annual general meeting. Its primary function is to review the financial statements of Getty before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of Getty’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. Getty has no remuneration committee.

D.

Employees

At December 31, 2002 Getty had one direct employee.

E.

Share Ownership

At a Special meeting held December 9, 2002, the shareholders approved an amendment to the 2001 Share Incentive Plan (“the Plan” by reserving up to 3,345,231 post-consolidation common shares for issuance under the Plan and to restate the Plan as the “2002 Share Incentive Plan”, on the terms described in the information circular mailed to shareholders in furtherance of the meeting, and subject to regulatory authority.  However, at December 31, 2002 no options were granted or exercised. Options from the previous plan expired January 29, 2002. This consisted of an aggregate of 1,045,000 Shares had been reserved for issuance pursuant to the following director, executive officer and service provider stock options:

(a) Incentive Options

Optionholder	Number of Shares	Exercise Price per Share(1)	Date of Grant (m/d/y)	Expiry Date (m/d/y)
Donald Willoughby	195,000	$0.25	6/9/95	01/29/02
William Cummer	50,000	$0.25	7/3/95	01/29/02
Jean-Jacques Treyvaud	125,000	$0.25	11/8/95	01/29/02
Jean-Jacques Treyvaud	145,000	$0.25	6/4/96	01/29/02
Jean-Jacques Treyvaud	30,000	$0.25	1/29/97	01/29/02
Bing Jung	200,000	$0.25	1/29/97	01/29/02
Vittorio Preto	225,000	$0.25	8/28/97	01/29/02
Vittorio Preto	75,000	$0.25	10/17/97	01/29/02

Notes:

(1)

No share incentive options were exercised in fiscal 2001.

(b)

Share Incentive Plan

Amendment to 2001 Share Incentive Plan and Stock Options

In order to provide incentive to directors, officers employees, management and others who provide services to the Corporation to act in the best interests of the Corporation, the Corporation has adopted a Share Incentive Plan (the “Plan”).  The Plan was approved by shareholders at the Corporation’s annual general meeting held on June 30, 2001.  Under the Plan, a total of 2,100,000 shares of the Corporation were reserved for share incentive options to be granted at the discretion of the Corporation’s board of directors to eligible optionees (the "Optionees").  At the date of this Information Circular there are no share incentive options outstanding under the Plan.

The Corporation’s board of directors have recommended that the number of shares reserved for issuance as share incentive options under the Plan be increased to a number that is equal to 20% of the Corporation’s post-consolidation issued and outstanding shares.  20% of the Corporation’s issued and outstanding shares immediately following the consolidation will be 3,345,231.

Shareholders will be asked to approve a resolution to increase the number of shares available for issuance under the Plan from 2,100,000 shares (the 2001 Plan) to 3,345,231 shares (the “2002 Plan”) by way of ordinary resolution of disinterested shareholders.  Such approval is required under the rules and regulations of the TSX Venture Exchange (“TSX Venture”).  An ordinary resolution is a resolution approved by the shareholders of a company at a general meeting by a simple majority of the votes cast in person or by proxy.  The board of directors recommends that shareholders approve the resolution authorizing the amendment the Plan and to the repricing of the stock options.

Under the 2002 Plan, if adopted, and, as of the date hereof, no stock options have been granted and 3,345,231 shares remain available for issuance to future Optionees.

Material Terms of the 2002 Plan

Eligible Optionees

Under the policies of TSX Venture, to be eligible for the issuance of a stock option under the 2002 Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to the Corporation or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant.  If the option is granted to a company, the Corporation must provide TSX Venture with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of TSX Venture.

Material Terms of the Plan

The following is a summary of the material terms of the 2002 Plan:

(a)

all options granted under the 2002 Plan are non-assignable and non-transferrable and for a period of up to 10 years;

(b)

for stock options granted to employees or service providers (inclusive of management company employees), the Corporation is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Corporation or of any of its subsidiaries;

(c)

if an Optionee ceases to be employed by the Corporation or to provide services to the Corporation (other than as a result of termination with cause) or ceases to act as a director or officer of the Corporation or a subsidiary of the Corporation, any option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

(d)

the minimum exercise price of an option granted under the 2002 Plan must not be less than the closing price for the Corporation’s common shares as traded on the TSX Venture on the last trading day before the date that the option is granted less allowable discounts as permitted by TSX Venture of up to 25%; and

(e)

no Optionee can be granted an option or options to purchase more than 5% of the outstanding  listed shares of the Corporation in a one year period.

The Corporation will obtain "disinterested" shareholders' approval (described below) if:

(a)

the number of options granted to Insiders of the Corporation exceeds 10% of the Corporation’s outstanding listed shares; or

(b)

the aggregate number of options granted to Insiders of the Corporation within a one year period exceeds 10% of the Corporation’s outstanding listed shares; or

(c)

the number of options granted to any one Insider and such Insider’s associates within a one year period exceeds 5% of the Corporation’s outstanding listed shares; or

(d)

the Corporation is decreasing the exercise price of options previously granted to Insiders.

Disinterested Shareholder Approval

If options are granted by the Corporation under the 2002 Plan which trigger the requirement for disinterested shareholder approval (“DSA Options”), the DSA Options will be presented to shareholders of the Corporation for approval at the Corporation’s annual general meeting to be held in 2003.  No DSA Options can be exercised by the Optionee until disinterested shareholder approval has been obtained.

“Disinterested shareholder approval” means the approval by a majority of the votes cast by all shareholders of the Corporation at the shareholders’ meeting excluding votes attached to listed shares beneficially owned by "Insiders" of the Corporation (generally officers and directors) to whom the DSA Options have been granted under the 2002 Plan and Associates of those Insiders.

Recommendation

The Corporation is of the view that the 2002 Plan provides the Corporation with the flexibility necessary to attract and maintain the services of senior executives and other employees in competition with other businesses in the industry.  A full copy of the 2002 Plan will be available for inspection at the Meeting.  Directors shall also have the authority to amend the 2002 Plan to reduce, but not increase the benefits to its participants if in their discretion it is necessary or advisable in order to obtain any necessary regulatory approvals.  If shareholders do not approve the 2002 Plan the Corporation will grant options on a case by case basis with each option made subject to specific regulatory approval.

ITEM  7

MAJOR  SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Getty’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Getty does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge, Getty is not directly or indirectly owned or controlled by a corporation or foreign government. As of December 31, 2002, Getty had unlimited authorized common shares without par value of which 33,487,313 were issued and outstanding. Effective March 7, 2003, the Company consolidated its capital on a 1:2 basis.  The name of the company was changed from Getty Copper corp. to Getty Copper Inc. of which 16,743,657 common shares are issued and outstanding.

As of May 5, 2002, the only two registered holders of 5% or more of the common shares of Getty are brokerage houses (11,352,598) and John Lepinski, President of Getty (5,095,450) either directly or through companies that he owns and controls.

As of May 1, 2003, directors and officers of Getty. as a group (4 persons) owned or controlled an aggregate of 5,440,950 shares (32.5%) of Getty.

Under the British Columbia Securities Act insiders (generally officers, directors, holders of 10% or more of Getty’s shares) are required to file insider reports of changes in their ownership in the first 10 days of the month following a trade in Getty’s securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, Suite 200 - 865 Hornby Street, Vancouver, British Columbia V6Z 2H4 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca).

As of May 5, 2003 there were 209 registered shareholders of record holding a total of 16,743,657 common shares of Getty. To the best of Getty’s knowledge there were 54 registered shareholders of record with registered addresses in Canada, 58 shareholders of record with registered addresses in the United States and 94 shareholders of record with registered addresses in other countries holding approximately 15,879,536 (94.84%) 286,876 (1.71%) and 577,245 (3.45%) of the outstanding common shares, respectively. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Getty or its predecessors during the year ended December 31, 2002, except on December 9, 2002, the Corporation held a Special Meeting whereby the shareholders approved an ordinary resolution of disinterested shareholders authorizing a proposed agreement between the Corporation and Robak Industries Ltd. to acquire the Getty South property (as to 50%) and 100 % of the Southwest and Central mineral claims (each subject to a 1.5% NSR) for a total of 12.0 million (pre-reversed-split) fully paid common shares.   The transaction received TSX Venture Exchange approval on March 7, 2003 and details of the transaction can be reviewed in the management proxy circular prepared for the December 9, 2002 meeting which is publicly accessible at www.sedar.com.

C.

Interests of Experts and Counsel

Not applicable.

ITEM  8

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

See “Item 17 Financial Statements” and Items 3 and 5.

Legal Proceedings

An action was filed in Vancouver, B.C. small claims court on March 3, 1999 by Gavin Roy, a former employee of Getty, seeking $10,000 for breach of an employment contract. Getty filed an answer and a counter-claim seeking $10,000 for conversion of property. During 2001, the court awarded Gavin Roy $2,546.  This case is now closed and will not be pursued further.

Getty filed an action on July 23, 1998 against Bruce J. Perry, a former employee of Getty, seeking damages for defamation, breach of contract, breach of fiduciary duties, conspiracy, conversion and misuse of property seeking unspecified damages. On December 30, 1998, Mr. Perry filed counterclaims seeking damages in respect of a debt and builder’s lien and unspecified damages for wrongful termination and conversion of property. These allegations remain in litigation.

Dividend Policy

Getty has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Getty are being retained for exploration of its Projects.

B.

Significant Changes

There have been no significant changes to the accompanying financial statements since December 31, 2002.

ITEM  9

THE OFFER AND LISTING

A.

Offer and Listing Details

Trading Markets

TSX Venture Exchange: GTY– Trading in Canadian Dollars
	High	Low		High	Low
	($)	($)		($)	($)
Annual			By Quarter
2002	0.40	0.08	Calendar 2001
2001	0.23	0.03	First Quarter	0.11	0.07
2000	0.19	0.07	Second Quarter	0.23	0.07
1999	0.38	0.06	Third Quarter	0.09	0.03
			Fourth Quarter	0.11	0.03

Monthly			Calendar 2002
			First Quarter	0.16	0.08
January, 2003	0.30	0.24	Second Quarter	0.14	0.08
February, 2003	0.32	0.26	Third Quarter	0.30	0.08
March, 2003	0.28	0.20	Fourth Quarter	0.40	0.22
April, 2003	0.43	0.25
			Calendar 2003
			First Quarter	0.32	0.20

B.

Plan of Distribution

Not applicable.

C.

Markets

The shares of Getty have traded in Canada on the TSX Venture Exchange, formally Canadian Venture Exchange (“CDNX” successor Exchange to the Vancouver Stock Exchange) commencing June 9, 1993, (symbol-GTY) and since December 6, 1996 on the Toronto Stock Exchange (“TSE”).  On August 1, 2000 Getty’s common shares were suspended from trading on the TSE due to Getty’s level of business activity and the amount of its exploration expenditures.  Getty has delisted form the Toronto Stock Exchange and currently only trades on the TSX Venture Exchange

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM  10

ADDITIONAL INFORMATION

A.

Share Capital

Getty’s share capital consists of one class only, namely common shares without par value, of which an unlimited number of shares are authorized and 16,743,657 common shares without par value are issued and outstanding as of May 5, 2003. On March 7, 2003 the company completed a share consolidation on a two old for one new basis.  The accompanying audited financial statements provide details of all share issuances effected by Getty in the issue price per share for the four previous fiscal years. There are no shares of Getty which are held by or on behalf of Getty. There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Getty rank pari passu for the payment of any dividends and distributions in the event of a windup. A summary of Getty’s dilutive securities (convertible or exercisable into common shares) is as follows:

(a)

Warrants

The following share purchase warrants are outstanding as of the date hereof. All warrants were issued as part of a unit private placement comprising a share and a warrant.  Each warrant entitles the holder to purchase one common share at the exercise price listed below.   All warrants are non-transferable.

No. of Warrants	Exercise Price	Expiry Date
1,000,000 (after consolidation)	$.20	September 27, 2003
1,500,000 (after consolidation)	$.22(1)	September 24, 2004
2,500,000 (after consolidation)

Notes: (1)  The exercise price is $0.20 until September 24, 2003, then $0.22 up to September 24, 2004.

(2)

Subsequent to the May 5, 2003 record date an additional 6,000,000 shares were issued to Robak Industries Ltd. making the issued and outstanding 22,743,657.

A summary of Getty’s diluted share capital as follows:

(a)	Issued as of December 31, 2002	33,487,313
	Stock consolidation March 7, 2003 2 old for 1 new	(16,743,656)
	Share outstanding after consolidation	16,743,657 (2)
(b)	Options outstanding-expired January 29, 2002	Nil
(c)	Warrants outstanding after consolidation	2,500,000
(d)	Shares held in escrow	187,500
Fully diluted at May 1, 2003		19,431,157

Notes: See Item 6E for information regarding Getty’s Share Incentive Plan.

B.

Memorandum and Articles of Association

Getty’s Articles of Incorporation are registered with Industry Canada under Certificate No. 197635-1 under the Canada Business Corporations Act (“CBCA”).

Objects and Purposes

Getty’s Restated Articles of Incorporation do not specify objects or purposes.

Directors Powers and Limitations

Getty’s Articles of Incorporation specify that there will be a minimum of three and a maximum of six directors. Under Getty’s Articles of Incorporation the directors are entitled between successive annual general meetings to appoint one or more additional directors but not more than one-third of the number of directors  actually elected at the preceding annual meeting. Directors automatically retire at the commencement of each annual meeting subject to being re-elected.

 Although Getty’s directors and officers have various fiduciary obligations to the Corporation, situations may arise where the interests of the directors and officers could conflict with those of the Company. The potential conflicts of interest arise as a result of common ownership and certain common directors, officers, and personnel of the Company and their associates and affiliates. These conflicts are normally resolved in accordance with the CBCA (in the case of the Corporation) which requires disclosures of conflicts at meetings of the directors held for the purposes, inter alia, of acquiring assets or dealing in assets in which directors have an interest. These directors are then prevented from voting on any resolution passed by the Board with respect to any such acquisition or dealing.

The CBCA, however, provides that directors who have an interest in the transaction or matter can vote on any resolution if the contract they are approving is an arrangement by way of security for money lent or obligations undertaken by the director for the benefit of the Company, relating to the remuneration of the director, relating to indemnities or insurance for directors or a contract with an affiliate.

^ The directors and officers of the Company are both by statute and at common law, required to act fairly and in the best interest of the Company and are not permitted to breach this fiduciary duty for their own benefit.

While the Company does not anticipate making any loans to directors, officers or affiliates, if such a need should arise, no future loans will be made to such persons absent a bona fide, and independent business purpose.

Shareholders’ Meetings

Under the CBCA,Getty’s directors must call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting and may at any time call a special meeting of shareholders.

For the purpose of determining shareholders entitled to receive notice of a meeting of shareholders, the directors may fix in advance a date as the record date for such determination, but such record date shall not proceed by more than 50 days or by less than 21 days the date on which the meeting is to be held.

Under the CBCA, notice of the time and place of a meeting of shareholders shall be sent not less than 21 days nor more than 50 days before the meeting to each shareholder entitled to vote at the meeting. A National Policy Statement of the Canadian Securities Regulators extends the date by which notice must be given to shareholders.  Under that National Policy Statement an advance notice of annual meeting must be published 60 days before the date of such annual meeting. As well, the National Policy Statement requires that meeting materials be sent to registered holders approximately 35 days before the meeting date, so that such registered holders can forward the materials to beneficial holders.

Common Shares

The holders of Common Shares are entitled to one vote for each share on all matters submitted to a vote of shareholders. There is no cumulative voting with respect to the election of directors.  Accordingly, holders of a majority of the shares entitled to vote in any election of directors may elect all of the directors standing for election.  Subject to preferences that may be applicable to any then outstanding Preferred Shares, the holders of Common Shares are entitled to receive such dividends, if any, as may be declared by the Board of Directors from time to time out of legally available funds. Upon liquidation, dissolution or winding up of the Company, the holders of Common Shares are entitled to share rateably in all assets of the Company that are legally available for distribution, after payment of all debts and other liabilities. The holders of Common Shares have no redemption or conversion rights. The rights, preferences and privileges of holders of Common Shares are subject to the rights of the holders of shares of any series of Preferred Shares that the Company may issue in the future.

Redemption

Getty has no redeemable securities authorized or issued.

Pre-emptive Rights

There are no pre-emptive rights applicable to Getty which provide a right to any person to participate in offerings of Getty’s securities

Liquidation

All common shares of Getty participate rateably in any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under Getty’s Articles or in the CBCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also “Exchange Controls” – below.)

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares. No dividend may be paid if Getty is, or would thereby become, insolvent.

Voting Rights

Each Getty share is entitled to one vote on matters to which common shares ordinarily vote including the election of directors, appointment of auditors and approval of corporate changes and other matters requiring shareholder approval.

Change in Control

Getty has not implemented any shareholders’ rights or other “poison pill” protection against possible take-overs. Getty does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.

Share Ownership Reporting

The articles of Getty do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Getty’s shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Getty but the British Columbia Securities Act requires disclosure of trading by insiders including holders of 10% of voting shares within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

C.

Material Contracts

a)

Getty has no material contracts.

D.

Exchange Controls

Getty is a Canadian Company. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax. See “Taxation”, below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Getty on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Common Shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. Getty does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Getty’s relatively small capitalization.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Getty was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Getty and the value of the assets of Getty, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Getty. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Getty was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Getty and the value of the assets of Getty, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2001 exceeds Cdn$192 million. A non-Canadian would acquire control of Getty for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Getty unless it could be established that, on the acquisition, Getty was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes Getty will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including

(a)

an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)

an acquisition of control of Getty in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)

an acquisition of control of Getty by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Getty, through the ownership of the Common Shares, remained unchanged.

E.

Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of Getty for a shareholder of Getty who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of Getty as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Getty is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder’s interest.  Investors are advised to obtain independent advice from a shareholder’s own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada.  Getty is responsible for withholding of tax at the source.  The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of Getty had increased by reason of the payment of such dividend. Getty will furnish additional tax information to shareholders in the event of such a dividend.  Interest paid or deemed to be paid on Getty’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of Getty is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  The capital gains net of losses included in income are as follows.  For gains net of losses realized before February 28, 2000, as to 75%.  For gains net of losses realized after February 27, 2000 and before October 18, 2000, as to 66 2/3%.  For gains net of losses realized after October 17, 2000, as to 50%.  There are special transitional rules to apply capital losses against capital gains that arose in different periods.  The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property."  Shares of common stock of Getty will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of Getty belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b)

the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

(c)

the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is, in the opinion of Getty after consultation with its professional advisors, a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Getty. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of common shares of Getty  are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Getty, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of Getty who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for United States federal income tax purposes (under Treasury Regulation Section 301.7701-3), an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Getty. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Getty

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Getty are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Getty has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of Getty, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of Getty generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Getty may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Getty) deduction of the United States source portion of dividends received from Getty (unless Getty qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below). Getty does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Getty’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Getty’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 30% U.S. backup withholding tax for 2003, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Getty may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income, “ “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by Getty will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Getty should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Getty

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Getty equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of Getty. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Getty will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of Getty’s outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of Getty’s gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), Getty may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent Getty does not actually distribute such income. Getty does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that Getty will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of Getty’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by  Code Section 7701(a)(31)), and Getty is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Getty may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Getty does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that Getty will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Getty appears to have been a PFIC for the fiscal year ended December 31,  2000, and at least certain prior fiscal years. In addition, Getty expects to qualify as a PFIC for the fiscal years ending December 31, 2001 and 2002, and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Getty is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Getty. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat Getty as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Getty qualifies as a PFIC on his pro rata share of Getty’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) Getty’s taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Getty is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Getty qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Getty is a controlled foreign corporation, the U.S. Holder’s pro rata share of Getty’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Getty’s first tax year in which Getty qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.” A U.S. Holder who holds common shares at any time during a year of Getty in which Getty is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder.” An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Company common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Getty’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, Getty must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. Getty intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to Getty. Getty urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to Getty, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and Getty ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which Getty does not qualify as a PFIC. Therefore, if Getty again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which Getty qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of Getty. Therefore, if such U.S. Holder reacquires an interest in Getty, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which Getty qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Getty common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by Getty.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Getty common shares and all excess distributions on his Getty common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of Getty (i) which began after December 31, 1986, and (ii) for which Getty was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Getty is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Getty common shares, then Getty will continue to be treated as a PFIC with respect to such Getty common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Getty common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Getty common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Getty as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Getty included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of Getty will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Getty common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisors regarding the manner of making such an election. No view is expressed regarding whether common shares of Getty are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Getty common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of Getty is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of Getty, certain adverse rules may apply in the event that both Getty and any foreign corporation in which Getty directly or indirectly holds shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. Getty intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Getty that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Getty (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Getty (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Getty and does not dispose of its common shares. Getty strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Getty common shares while Getty is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Getty is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Internal Revenue Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Getty (“United States Shareholder”), Getty could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Getty which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Getty attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Getty does not believe that it currently qualifies as a CFC. However, there can be no assurance that Getty will not be considered a CFC for the current or any future taxable year.

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

H.

Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Getty, 1000 Austin Avenue, Coquitlam, British Columbia V3K 3P1 on request of. Copies of Getty financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing at SEDAR.com.

I.

Subsidiary Information

Not applicable.

ITEM  11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)

Transaction Risk and currency Risk Management

Getty’s operations do not employ financial instruments or derivatives which are market sensitive and Getty does not have financial market risks.

(b)

Exchange Rate Sensitivity

Getty’s operations are in Canada and hence it is not significantly affected by exchange rate risk. Its liabilities are all denominated in Canadian dollars.

(c)

Interest Rate Risk and Equity Price Risk

Getty is equity financed. The only debt subject to interest rate change risks is the Mortgage on the office building and warehouse. The mortgage is with the vendor ($100,838 @ 7.5%).

(d)

Commodity Price Risk

While the value of Getty’s resource properties can always be said to relate to the price of gold and copper and the outlook for same, Getty does not have any operating mines nor economic ore and hence does not have any hedging or other commodity based risks respecting its operations.

ITEM  12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.

Debt Securities

Not applicable.

B.

Warrants and Rights

Not applicable. (Getty warrants are non-transferable and no market exists for them. Getty has issued no rights.)

C.

Other Securities

Not applicable.

D.

American Depositary Shares

Not applicable.

PART II

ITEM  13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM  15

[RESERVED]

ITEM  16

[RESERVED]

PART III

ITEM 17

FINANCIAL STATEMENTS THE FOLLOWING ATTACHED FINANCIAL STATEMENTS ARE INCORPORATED HEREIN:

(1)

Auditors’ Reports on the balance sheets as at December 31, 2002, and 2001, and the statements of operations and deficit, mineral property interests and changes in cash flows for each of the three years ended December 31, 2002, 2001 and 2000;

(2)

Balance sheets as at December 31, 2002, and 2001;

(3)

Statements of operations and deficit for each of the three years ended December 31, 2002, 2001 and 2000;

(4)

Statements of changes in cash flows for the periods referred to in (3) above;

(5)

Statements of mineral property interests for the periods referred to in (3) above;

(6)

Notes to the financial statements;

GETTY COPPER CORP

GETTY COPPER CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

AUDITORS'  REPORT

To the Shareholders of

Getty Copper Corp.

We have audited the balance sheets of Getty Copper Corp. as at December 31, 2002 and 2001 and the statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2002.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its activities and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

CHARTERED  ACCOUNTANTS

Vancouver,  Canada

February 27, 2003

GETTY COPPER CORP.

BALANCE SHEETS

(In Canadian Dollars)

	December 31,
ASSETS	2002	2001
Current assets
Cash and short-term investments	$ 124,518	$ 1,436
Exploration tax credits and goods and services tax recoverable	27,878	6,361
Prepaid expenses	7,601	1,496

	159,997	9,293

Mineral properties (note 3)	471,508	471,508

Capital assets (note 4)	199,325	214,370

	$ 830,830	$ 695,171

LIABILITIES
Current liabilities
Accounts payable	$ 183,407	$ 357,152
Loan payable (note 5)	66,621	114,221
Current portion of mortgage payable	1,705	100,838

	251,733	572,211

Accounts payable deferred (note 6)	193,629	---

Mortgage payable (note 7)	98,860	---

	544,222	572,211

SHAREHOLDERS' EQUITY

Share capital (note 9)	12,219,794	11,805,210

Contributed surplus (note 9)	767,966	767,966

Deficit	(12,701,152)	(12,450,216)

	286,608	122,960

	$ 830,830	$ 695,171

Approved by the Directors

“John B. Lepinski”

,  Director

“Donald R. Willoughby”

,  Director

See accompanying notes to the financial statements.

GETTY COPPER CORP.

STATEMENTS OF OPERATIONS AND DEFICIT

(In Canadian Dollars)

	Year Ended
	December 31,
	2002	2001	2000
Revenue
Interest	$ 309	$ 5,025	$ 4,002
Rent	667	---	---

	976	5,025	4,002

Expenses
Amortization	6,074	7,358	9,722
General and administrative	229,767	192,428	200,997

	235,841	199,786	210,719

	(234,865)	(194,761)	(206,717)
Provision for impairment of and exploration costs
of mineral properties (note 3)	(16,071)	(9,417,727)	---

Loss for the year before income taxes	(250,936)	(9,612,488)	(206,717)

Future income tax recovery (note 8)	---	1,773,000	25,000

Net loss for the year	(250,936)	(7,839,488)	(181,717)

Deficit, beginning of the year	(12,450,216)	(4,610,728)	(4,429,011)

Deficit, end of the year	$ (12,701,152)	$ (12,450,216)	$ (4,610,728)

See accompanying notes to the financial statements.

GETTY COPPER CORP.

STATEMENTS OF CASH FLOWS

(In Canadian Dollars)

	Year Ended
	December 31,
	2002	2001	2000
Cash flows from (used in) operating activities
Net loss for the year	$ (250,936)	$ (7,839,488)	$ (181,717)
Add: Items not involving cash
Amortization	6,074	7,358	9,722
Provision for impairment of and
exploration costs of
mineral properties	16,071	9,417,727	---
Future income tax recovery	---	(1,773,000)	(25,000)

	(228,791)	(187,403)	(196,995)
Net change in non-cash working
capital balances
Increase in exploration tax credits and
goods and services tax recoverable	(21,517)	(975)	(2,544)
Decrease (increase) in prepaid expenses	(6,105)	6,095	---
Increase in accounts payable	19,884	78,512	4,433

	(236,529)	(103,771)	(195,106)
Cash flows from (used in) financing activities
Proceeds of (repayment of) loan, net	(47,600)	28,321	12,200
Mortgage principal repayments	(273)	(1,312)	(62)
Issuance of shares, net of issuance costs	414,584	---	396,463

	366,711	27,009	408,601
Cash flows used in investing activities
Exploration costs	(4,855)	(117,433)	(19,280)
Acquisition of capital assets	(2,245)	(1,365)	---

	(7,100)	(118,798)	(19,280)

Increase (decrease) in cash during the year	123,082	(195,560)	194,215
Cash and short-term investments,
beginning of the year	1,436	196,996	2,781
Cash and short-term investments,
end of the year	$ 124,518	$ 1,436	$ 196,996

See accompanying notes to the financial statements.

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

(In Canadian Dollars)

1.

General information

The company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable.  In addition, the company is dependent upon external sources of financing in order to fund the exploration and development of its mineral properties.  The recoverability of amounts shown for mineral properties and the ability of the company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of the mineral properties and future profitable production or proceeds from the disposition thereof.

The company has an urgent need for equity capital and financing for working capital requirements and to fund exploration and development of its mineral properties.  The company is not in a position to discharge its liabilities as they became due in the ordinary course of business.

Subsequent to December 31, 2002 the company changed its name to Getty Copper Inc.

2.

Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern which do not differ from those established in the United States, except as described in note 13.  The financial statements do not give effect to adjustments that would be necessary should the company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a)

Mineral properties

Costs of acquisition and exploration and development expenditures are allocated to specific groups of mineral claims as work is performed on or for the benefit of those claims and are capitalized until such time as the extent of mineralization has been determined and mineral claims are either developed, sold, or abandoned.  If there is an indication of impairment the mineral properties are written down to the estimated net recoverable amount.  The company does not accrue the estimated future cost of maintaining, in good standing, its mineral properties.

Capitalized costs are amortized over the useful life of the properties upon commencement of commercial production, or written off if the properties are sold or abandoned.

b)

Administrative costs

Administrative costs are expensed as incurred.

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

(In Canadian Dollars)

2.

Significant accounting policies - continued

c)

Capital assets

Capital assets are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment

30%

Building

4%

Computer equipment

30%

Computer software

100%

Office equipment

20%

Portable buildings

30%

d)   Stock option plan

The company records compensation expense when stock or stock options are issued to employees.  Prior to 2002, no compensation expense was recorded when stock or stock options were issued to employees.

e)

Future income taxes

The company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses.  Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

f)   Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs.

g)

Flow-through financing

The company has issued flow-through shares, which transfer the tax deductibility of exploration expenditures to the investors.  Proceeds received on the issue of such shares is credited to share capital and the related exploration costs is charged to mineral properties.  The future income tax liability arising from the transfer of the tax deductibility of exploration expenditures is recorded as a share issue cost.

h)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of management estimates relate to the valuation of its mineral properties and the determination of useful lives of capital assets for purposes of calculating amortization.

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

(In Canadian Dollars)

3.

Mineral properties

	2002	2001
Getty Northwest mineral claims, acquisition costs	$ 33,210	$ 33,210

Getty Central mineral claims, 50% interest, acquisition costs	9,300	9,300

Getty North mineral claims, acquisition costs	352,398	352,398

Getty South mineral claims, 50% interest, acquisition costs	63,300	63,300

Getty Southwest mineral claims, 50% interest, acquisition costs	13,300	13,300

Transvaal mineral claims, 50% interest	---	---

	$ 471,508	$ 471,508

Exploration costs provided for are comprised of:

	2002	2001
Assay	$ 473,396	$ 473,293
Drilling	4,207,932	4,207,932
Environmental	254,454	254,454
Feasibility study	129,886	129,886
Geology	2,420,131	2,408,409
Metallurgy	228,085	228,085
Other	1,706,004	1,701,758
Provision for impairment and exploration costs	(9,419,888)	(9,403,817)
	$ ---	$ ---

Capital asset amortization included in exploration costs during 2002 amounted to $11,216 (2001 - $13,370).

Exploration tax credits included in exploration costs during 2002 amounted to $24,404 (2001 - $NIL).

The mineral claims are located within the Highland Valley, British Columbia mining district and cover an area in excess of 210 square kilometres.

The Getty Northwest and Getty North mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak Industries Ltd. ("Robak"), which is controlled by a director of the company.

The company acquired a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak in exchange for $85,900 cash, a commitment to spend an aggregate of $6,950,000 on exploration and development of the claims by December 31, 2002, an agreement to complete a feasibility report on the Getty South mineral claims by December 31, 2002; and a 1-1/2% royalty in favour of Robak.  The terms of the acquisition were not met and on November 8, 2002 the company and Robak terminated the original agreement and entered into an agreement for the company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 post consolidation common shares of the company (see note 9) at a deemed value of $1,200,000, an agreement by the company to pay 100% of the costs to place the Getty South mineral claims into production, and a 1-1/2% net smelter royalty in favour of Robak.  The purchase completed subsequent to December 31, 2002 upon the receipt of regulatory approval.

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

(In Canadian Dollars)

3.   Mineral properties - continued

The Transvaal mineral claims were acquired in 1996 through an option agreement with Genco Resources Inc. (formerly Globe Resources Inc.), a related company, and are subject to a 1-1/2% net smelter royalty.  The company has a commitment to spend no less than $525,000 on exploration and development during the seven years following the acquisition.  Once the condition is met, the company and Genco Resources Inc. will enter into a joint venture.  As of December 31, 2002 the company had spent $340,185 on exploration.

The company is pursuing approaches to further develop its mineral properties.  Although it is uncertain whether the company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties the company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, during 2001 the company recorded a provision for impairment of its exploration costs in the amount of $9,403,817 and of claims acquisition costs of $13,910.

4.

Capital assets

	2002
		Accumulated
	Cost	Amortization	Net
Automotive equipment	$ 39,602	$ 35,950	$ 3,652
Computer equipment	94,424	82,674	11,750
Computer software	74,359	74,147	212
Office equipment	70,592	52,274	18,318
Portable buildings	12,112	11,264	848
Building	178,124	35,901	142,223
Land	22,322	---	22,322
	$ 491,535	$ 292,210	$ 199,325

	2001
		Accumulated
	Cost	Amortization	Net
Automotive equipment	$ 39,602	$ 34,385	$ 5,217
Computer equipment	92,602	78,028	14,574
Computer software	73,935	73,935	---
Office equipment	70,592	47,695	22,897
Portable buildings	12,112	10,901	1,211
Building	178,124	29,975	148,149
Land	22,322	---	22,322
	$ 489,289	$ 274,919	$ 214,370

See note 7.

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

(In Canadian Dollars)

5.

Loan payable

The loan payable is to a company controlled by an officer and director of the company, bears interest at 8% per annum, has no fixed terms of repayment, and is secured by a general security agreement.

6.

Accounts payable deferred

Creditors have agreed to defer payment of $193,629 until the earlier of June 3, 2004 or until the company has completed a financing that leaves it with a minimum working capital of $50,000.

7.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2007.

Principal repayments required are as follows:

2003	$ 1,705
2004	1,836
2005	1,976
2006	2,127
2007	92,921
$ 100,565

8.

Income taxes

Significant components of the company's future income tax assets and liabilities are as follows:

	2002	2001
Tax value of mineral properties in excess of book value	$ 2,034,000	$ 2,163,000
Tax value of capital assets in excess of book value	110,000	109,000
	2,144,000	2,272,000
Valuation allowance	(2,144,000)	(2,272,000)
	---	---
Net operating loss carryforwards	931,000	975,000
Valuation allowance	(931,000)	(975,000)
	---	---
Net future income tax liabilities	$ ---	$ ---

The company has determined that realization is not more likely than not and therefore a valuation allowance against the future income tax assets has been recorded.

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

(In Canadian Dollars)

8.

Income taxes - continued

A reconciliation between the company's statutory and effective tax rates is as follows:

	2002	2001	2000
Statutory rate	40%	45%	46%
Tax rate change	---	141	10
Unrecognized benefit of current year's losses	(40)	(168)	(44)

Effective rate of tax recovery	---	18%	12%

At December 31, 2002 the company has approximately $2,457,000 of loss carryforwards available to reduce taxable income for future years.

These losses expire as follows:

2003	$ 501,000
2004	716,000
2005	397,000
2006	236,000
2007	195,000
2008	187,000
2009	241,000
$ 2,473,000

9.

Share capital

	Shares	Amount
Authorized
Unlimited number of common shares
Issued
Balance at January 1, 2001 and December 31, 2001	28,402,313	$ 11,805,210
Shares issued for cash	5,085,000	417,000
Share issue costs		(2,416)
Balance at December 31, 2002	33,487,313	$ 12,219,794

During 2002, the company issued:

a)

3,000,000 units at $0.10 per unit.  Each unit included one common share and one share purchase warrant which entitles the holder to purchase an additional share at a price of $0.10 up to September 24, 2003 and at $0.11 up to September 24, 2004.  At December 31, 2002, all of the warrants remain outstanding.

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

(In Canadian Dollars)

9.

Share capital - continued

b)

2,000,000 units at $0.05 per unit.  Each unit included one common share and one share purchase warrant which entitles the holder to purchase an additional common share at a price of $0.10 up to September 26, 2003.  At December 31, 2002, all of the warrants remain outstanding.

c)   85,000 common shares at $0.20 per share upon the exercise of previously outstanding share purchase warrants.  The balance of the previously outstanding share purchase warrants expired during the year.

Subsequent to December 31, 2002 the issued and outstanding common shares of the company were consolidated on the basis of two common shares into one common share.

375,000 shares are held in escrow with their release subject to regulatory approval.  These shares were issued in 1985 for $3,750.  The escrow agreement calls for the release from escrow in accordance with the policies of the securities commission or the stock exchange.  These policies provide for the release based upon exploration and development expenditures by the company.

Contributed surplus of $767,966 arose on the cancellation in 1992 of 3,157,050 shares held in escrow for no consideration.  The shares were initially issued in 1988 in exchange for common shares of Exxau, Inc., a wholly-owned subsidiary at that time; in exchange for limited partnership units of Exxau, Ltd., Limited Partnership; and in settlement of Exxau, Ltd. Limited Partnership's indebtedness to the shareholders of Exxau, Inc.  The shares were surrendered and cancelled incidental to the company's listing application.

See note 3.

10.

Stock options

	2002	2001
Outstanding, January 1
Number of options	1,045,000	1,045,000
Weighted average exercise price	$ .25	$ .25

Expired during year
Number of options	1,045,000	---
Weighted average exercise price	$ .25	$ ---

Outstanding, December 31
Number of options	---	1,045,000
Weighted average exercise price	$ ---	$ .25

During 2002 the company amended its share option plan such that 3,345,231 post consolidation common shares are reserved for issuance under the plan.  See note 9.

11.

Commitments

The company is committed to make monthly payments of $3,000 to related parties, for management fees and rent.

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

(In Canadian Dollars)

12.

Other information

a)

Related party transactions

In addition to the transactions described elsewhere in the financial statements, the company had the following transactions and balances with officers and directors of the company and companies or professional firms with which officers or directors are associated.

	2002	2001

Exploration and development costs incurred	$ 4,256	$ 7,650
Accounts payable	$ 201,523	$ 176,703
Expenses
Interest	$ 10,990	$ 12,454
Management fees	$ 30,000	$ 30,000
Professional fees	$ 12,654	$ 11,451
Rent	$ 6,000	$ 6,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to between the parties.

b)

Financial instruments

The company's financial instruments consist of cash and short-term investments, accounts payable, loan payable, and mortgage payable.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying value, unless otherwise noted.  Due to the uncertainty over the timing and amount of repayment, the fair value of the loan payable cannot be reasonably estimated.

c)

Loss per share

Loss per share figures have not been provided as management does not consider this information meaningful considering the company's activities to date.

d)

Statement of cash flows

	2002	2001	2000
Cash used in operating activities includes:
Interest paid	$ 8,871	$ 5,514	$ 15,393
Interest received	$ 309	$ 5,025	$ 4,002

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

(In Canadian Dollars)

13.

United States accounting principles

The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada which differ in certain respects from those principles that the company would have followed had its financial statements been prepared in accordance with GAAP in the United States.  The company is considered to be an exploration stage company under United States GAAP.  Differences which materially affect the financial statements are:

a)

Short-term investments, mineral property costs, and escrow shares

United States GAAP requires short-term investments with an original maturity beyond three months be treated as investments rather than cash.

United States GAAP require costs related to mineral properties to be charged as an expense as incurred until it is determined that commercially recoverable reserves exist.

Under United States GAAP, when shares are released from escrow, to the extent fair market value exceeds their issuance price, compensation expense is to be recognized.

Had the company followed GAAP in the United States, certain items on the statements of operations and deficit would have been reported as follows:

	2002	2001	2000

Net loss under Canadian GAAP	$ (250,936)	$ (7,839,488)	$ (181,717)

Effect of the write-off of mineral properties	---	9,286,924	(35,617)

Effect of the write-off of mineral properties
on future income tax recovery	---	(1,773,000)	(25,000)

Net loss under United States GAAP	(250,936)	(325,564)	(242,334)

Deficit, beginning of year under
United States GAAP	(16,613,531)	(16,287,967)	(16,045,633)

Deficit, end of year under
United States GAAP	$ (16,864,467)	$ (16,613,531)	$ (16,287,967)

Loss per share under United States GAAP	($0.01)	($0.01)	($0.01)

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

(In Canadian Dollars)

13.

United States accounting principles - continued

a)

Short-term investments, mineral property costs, and escrow shares - continued

The effect of the differences in accounting under Canadian GAAP and United States GAAP on the balance sheets and statements of cash flows are as follows:

Balance sheets	December 31, 2002		December 31, 2001
		United		United
	Canadian	States	Canadian	States
	GAAP	GAAP	GAAP	GAAP

Current assets	$ 159,997	$ 159,997	$ 9,293	$ 9,293
Mineral properties	471,508	---	471,508	---
Capital assets	199,325	199,325	214,370	214,370

	$ 830,830	$ 359,322	$ 695,171	$ 223,663

Current liabilities	$ 251,733	$ 251,733	$ 572,211	$ 572,211
Other liabilities	292,489	292,489	---	---
Share capital	12,219,794	13,993,794	11,805,210	13,579,210
Contributed surplus	767,966	2,685,773	767,966	2,685,773
Deficit	(12,701,152)	(16,864,467)	(12,450,216)	(16,613,531)

	$ 830,830	$ 359,322	$ 695,171	$ 223,663

Statements of cash flows

	2002		2001		2000
		United		United		United
	Canadian	States	Canadian	States	Canadian	States
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Cash used in
operating activities	$ (236,529)	$ (241,384)	$ (103,771)	$ (221,204)	$ (195,106)	$ (214,386)

Cash from
financing activities	$ 366,711	$ 366,711	$ 27,009	$ 27,009	$ 408,601	$ 408,601

Cash from (used in)
investing activities	$ (7,100)	$ (94,245)	$ (118,798)	$ 127,225	$ (19,280)	$ (128,590)

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

(In Canadian Dollars)

13.

United States accounting principles - continued

b)

Income taxes

Under United States GAAP the benefits of assets with tax bases greater than the carrying amount and of tax loss carryforwards are to be recognized as deferred tax assets.  To the extent that those benefits may not be realized, a valuation allowance is to be provided for.  The company's deferred tax balances would be as follows:

	2002	2001	2000

Deferred tax assets, beginning of the year	$ 3,338,000	$ 3,738,000	$ 3,690,000

Benefit of operating losses, net	---	24,000	48,000

Adjustment for reduction in tax rate	(131,000)	(424,000)	---

Deferred tax assets, end of the year	3,207,000	3,338,000	3,738,000

Valuation allowance, beginning of the year	3,338,000	3,738,000	3,690,000

Current year's valuation allowance (recovery)	(131,000)	(400,000)	48,000

Valuation allowance, end of the year	3,207,000	3,338,000	3,738,000

	$ ---	$ ---	$ ---

The company has determined that realization of the future income tax benefits of the tax bases of the mineral properties being greater than the carrying amount and of net operating loss carryforwards is not more likely than not and therefore a valuation allowance has been recorded.

ITEM 18

FINANCIAL STATEMENTS

NOT APPLICABLE. See Item 17.

ITEM 19

EXHIBITS

Key to the following documents:

1.

Articles of Incorporation and Registered Incorporation Memorandum of  Getty.

2.

Other Instruments defining the rights of the holders of equity or debt securities.

3.

A.

Agreements to which Directors, Officers, promoters voting trustees or security holders or their affiliates named in the Registration Statement are parties other than contracts involving only the purchase or sale of current assets having a determinable market price.

B.

Material contracts not made in the ordinary course of business or which are to be performed in whole or in part at or after the filing of the Registration Statement or which was entered into not more than two years before filing.

Exhibit Number	Document Description	Page Number
1.1†	Certificate of Incorporation of Getty dated September 23, 1985.
1.2†	Certificate of Change of Name dated November 12, 1992.
1.3†	Bylaws of Getty dated September 23, 1985.
3.1†	Agency Agreement dated February 6, 1996, entered into between Getty and the Credifinance Securities Limited.
3.2†	Form of Private Placement Subscription Agreements.
3.3†	Special Warrant Indenture dated March 1, 1996, between Getty and Montreal Trust Company of Canada.
3.4†	Agreement of Purchase and Sale (Getty North) dated June 30, 1992, between Getty, Robak Industries Ltd. and Masco Capital Inc.
3.5†	Property Amending Agreement between Getty, Robak Industries Ltd. And Masco Capital Inc. dated September 30, 1992.
3.6†	Getty Southwest Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.
3.7†	Amendment to Getty Southwest Mineral Property Transfer Agreement dated August 14, 1996, between Getty and Robak Industries Ltd.
3.8†	Getty South Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.
3.9†	Amendment to Getty South Mineral Property Transfer Agreement dated August 14, 1996 between Getty and Robak Industries Ltd.
3.10†	Getty Central Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.
3.11†	Amendment to Getty Central Mineral Transfer Agreement dated August 14, 1996 between Getty and Robak Industries Ltd.
3.12†	Option Agreement (Transvaal Property) dated October 15, 1996, between Getty and Globe Resources Inc.
3.13†	Joint Venture Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.
3.14†	Amendment to Joint Venture Agreement dated August 14, 1996, between Getty and Robak Industries Ltd.
3.15†	Joint Venture dated October 15, 1996, between Getty and Globe Resources Inc.
3.16†	Management Agreement dated July 1, 1995, between Getty and Freeway Properties Inc.
3.17†	Incentive Stock Option Agreements dated June 9, 1995, between Getty and various optionees.
3.18†	Incentive Stock Option Agreements dated July 4, 1995, between Getty and William Cummer, and Getty and Kjeld Werbes.
3.19†	Incentive Stock Option Agreements dated November 8, 1995, between Getty and Barry Coughlin, and Getty and Jean-Jacques Treyvaud.
3.20†	Incentive Stock Option Agreements dated June 4, 1996, between Getty and Jean-Jacques Treyvaud, and Getty and Robert M. Ginn.
3.21†	Stock Option Plan for Incentive Stock Option Agreements dated January 29, 1997, August 28, 1997 and October 17, 1997.
3.22†	Incentive Stock Option Agreements dated January 29, 1997 between Getty and various optionees.
3.23†	Incentive Stock Option Agreement dated August 28, 1997, between Getty and Vittorio Preto.
3.24†	Incentive Stock Option Agreement dated October 17, 1997, between Getty and Vittorio Preto.
3.25†	Escrow Agreement (BC) dated October 29, 1985 between Getty, Getty’s shareholders, and Yorkshire Trust Company of Canada.
3.26†	Escrow Agreement (BC) dated June 1, 1993 between Getty, Robak Industries Ltd., Masco Capital Inc., and Montreal Trust Company of Canada.
3.27†	KHA Resource Modelling Inc. Memo Report on Getty North dated December 18, 1997.
3.28†	Consent of KHA Resource Modelling Inc. dated December 17, 1997.
3.29	Bill of Sale Absolute dated April 11, 1998 between Robak Industries Ltd. and Getty.
3.30	Escrow Release

____________________________

† Previously filed.

There are no exhibits filed with this 20F.

SIGNATURES

Getty certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GETTY COPPER INC.

Per:

John Lepinski
Chief Executive Officer

DATED: