Form 20-F
period 2003-12-31
GETTY COPPER INC
filed 2004-07-21
CIK 1052204

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

x

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003 (with other information to July 15, 2004 except where noted)

OR

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

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Number of outstanding shares of Getty Copper Inc.’s only class of capital stock as at December 31st, 2003 was

27,593,657 Common Shares Without Par Value. (number outstanding on June 15th, 2004 is 27,718,657 )

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

x

No

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17

x

Item 18

 (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

T A B L E O F C O N T E N T S

Page

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3

KEY INFORMATION

ITEM 4

INFORMATION ON GETTY

 ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM  7

MAJOR  SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM  8

FINANCIAL INFORMATION

ITEM  9

THE OFFER AND LISTING

ITEM  10

ADDITIONAL INFORMATION

ITEM  11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM  12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM  13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM  14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM  15

CONTROLS AND PROCEDURES

ITEM  16

[RESERVED]

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

44

ITEM 16B

CODE OF ETHICS

45

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

45

ITEM 16D

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

45

ITEM 17

FINANCIAL STATEMENTS

5

ITEM 18

FINANCIAL STATEMENTS

5

ITEM 19

EXHIBITS

PART 1

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable (this is an Annual Report only).

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is an Annual Report only).

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

The following constitutes selected financial data for Getty Copper Corp. (“Getty”) for the last five fiscal years ended December 31, 2003, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles (“GAAP”) and United States GAAP, including a restatement of prior years’ figures due to a change in accounting policy with respect to exploration expenditures (see also the accompanying audited financial statement as of December 31, 2003, and for the previous year ended December 31).

(Cdn$)	As at December 31
Balance Sheet Data	2003	2002	2001	2000	1999
Total assets according to financial statements (CDN GAAP)(1)	$ 3,962,955	$ 830,830	$ 695,171	$ 10,202,138	$ 9,995,821
Total Assets (US GAAP)(2)	$ 2,282,484	$ 359,323	$ 223,663	443,706	273,006
Total liabilities	$ 623,053	$ 544,223	$ 572,211	2,239,690	2,194,119
Share capital	$ 15,662,319	$ 12,219,794	$ 11,805,210	11,805,210	11,462,747
Deficit (CDN GAAP)	$(13,104,383)	$(12,701,152)	$(12,450,216)	(4,610,728)	(4,429,011)
Deficit (US GAAP)	$(18,549,786)	$(16,864,467)	$(16,613,531)	(16,287,967)	(16,045,633)

(Cdn$)	As at December 31
Period End Balances (as at)	2003	2002	2001	2000	1999
Working capital (deficiency)	$ 1,569,880	$ (91,736)	$ (562,918)	$ (156,151)	$ (335,807)
Equipment, net	$ 186,575	$ 199,325	$ 214,370	$ 233,733	$ 259,792
Mineral property interests (CDN GAAP)	$ 1,680,471	$ 471,508	$ 471,508	$ 9,758,432	$ 9,722,815
Mineral property interests (US GAAP)	Nil	Nil	Nil	Nil	Nil
Shareholders’ equity	$ 3,339,902	$ 286,608	$ 112,960	$ 7,962,448	$ 7,801,702
Share Capital (CDN GAAP)	$ 15,662,319	$ 12,219,794	$ 11,805,210	$ 11,805,210	$ 11,462,747
Share Capital (US GAAP)	$ 17,436,319	$ 13,993794	$ 13,579,210	$ 13,759,210	$ 13,182,747
Number of outstanding Shares	27,593,657	33,487,313	28,402,313	28,402,313	25,678,323

No cash or other dividends have been declared.

(Cdn$)	As at December 31
Statement of Operations Data	2003	2002	2001	2000	1999
Investment and Other Income	$ 3,322	$ 976	$ 5,025	$ 4,002	$ 4,035
General and administrative expenses	$ 311,598	$ 235,841	$ 199,786	210,719	253,217
Exploration Expenditure	$ 94,955	$ 16,071	$ 130,803	35,617	52,026
Loss according to financial statements (CDN GAAP)	$ (403,231)	$ (250,936)	$(7,839,488)	(181,717)	(243,182)
Loss according to financial statements (US GAAP)	$ (1,685,319)	$ (250, 936)	$ (325,564)	(242,334)	(1,960,265)
Loss from continuing operations per Common Share
Loss per Share (US GAAP)(2)	($0.08)	($0.01)	($0.01)	($0.01)	($ 0.08)

Notes:

(1)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off. Getty has expensed the exploration costs as incurred until December 31 2003, which is consistent with U.S. GAAP, whereby all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.  Such costs will be deferred from January 2004 until such time as the company determines it if it has economically recoverable resources or until the exploration and development ceases and/or the mineral calms are abandoned.

(2)

Under Canadian GAAP, management incentive shares held in escrow are included in the calculation of loss per share. Under U.S. GAAP, shares held in escrow are excluded from the weighted average number of shares outstanding until such shares are released for trading. 187,500 shares were released from escrow during 2003.

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

	May 2004	April 2004	March 2004	February 2004	January 2004	December 2003
High	1.39	1.37	1.35	1.34	1.33	1.32
Low	1.36	1.31	1.31	1.31	1.27	1.29
Average for Period	1.38	1.34	1.3286	1.3299	1.2958	1.3128

	For year ended December 31
	2003	2002	2001	2000	1999
End of Period	1.29	1.58	1.57	1.52	1.40
Average for Period	1.40	1.57	1.54	1.49	1.47
High for Period	1.58	1.61	1.59	1.54	1.53
Low for Period	1.29	1.51	1.50	1.45	1.44

On July 2, 2004, the Federal Reserve noon rate for Canadian Dollars was US$1.00: Cdn$1.3254 .

B.

Capitalization and Indebtedness

Not applicable (this is an Annual Report only).

C.

Reasons for the Offer and Use of Proceeds

Not applicable (this is an Annual Report only).

D.

Risk Factors

Need for  Additional Financing. Getty currently has sufficient financial resources raised from a flow through financing in December 2003 to undertake by itself a planned exploration and development program during the year ending December 31, 2004. The exploration and development of Getty’s properties depend, therefore, on Getty’s ability to obtain additional financing through joint ventures, debt financing, equity financing or other means. Getty is currently pursuing financing opportunities to meet its administration costs. If Getty is unable to raise additional capital it will need to curtail its operations and Getty may be materially adversely affected.

 The Registrant has No History of Earnings and No Foreseeable Earnings. None of the properties in which Getty has or may acquire an interest has been determined to be commercially feasible and hence none have  any commercial production. Getty has no history of profits and has a substantial deficit. Getty receives no revenues from production or otherwise and is entirely dependent on raising additional equity and loan financing. Getty has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. While Getty may receive funds from  the exercise of outstanding share purchase warrants and stock options  there are no assurances that this will occur., While Getty may generate additional working capital through joint venture or sale of its properties in whole or in part, there is no assurance that this will be possible..

No Ore; . Getty has no mineral producing properties , and Getty has not demonstrated that any mineralized material on its properties constitutes  proven or probable reserves of ore on its properties. Although the mineralized material and mineralized deposit figures included herein have been carefully prepared by Getty, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of copper or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve. Estimates of mineralized deposits and production costs can also be affected by such factors as metals prices, availability of capital for deveopment, permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of mineralization ultimately mined (if any) may differ from that indicated by drilling results.  Short term factors relating to mineralized material, such as the need for orderly development or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that copper and other minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions. Material changes in mineralized material, grades, stripping ratios or recovery rates may affect the economic viability of projects. Mineralized deposits are reported as general indicators of mine life and should not be interpreted as assurances of mine life or of the profitability of current or future operations.

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

Getty may generate potentially hazardous material in its planned mineral extraction process and must operate in accordance with government-imposed environmental standards and regulations. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have administrative, civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

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

The Registrant’s Directors and Officers are Part-Time and Serve as Directors and Officers of Other Companies. At June 30, 2004, all of the directors of Getty except Don Willoughby and John Lepinski  serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Registrant. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors’ duties to the Registrant and their duties to the other companies on whose boards they serve, the directors and officers of the Registrant expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate. The success of the Registrant and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its board of directors.

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

Shares of the Registrant may be Affected Adversely by Penny Stock Rules.   The Registrant’s stock may be subject to U.S. “Penny Stock” rules which may make the stock more difficult to trade on the open market. The Registrant’s common shares have traded on the Canadian Venture Exchange since April 25, 1988. For further details on the market performance of the Registrant’s common stock, see “Item 5 Nature of Trading Market.” Although the Registrant’s common stock trades on the Canadian Venture Exchange or “TSX VENTURE”, the Registrant’s stock may be subject to U.S. “penny stock” rules. A “penny stock” is defined by regulations of the U.S. Securities and Exchange Commission (“SEC”) as an equity security with a market price of less than $5.00 per share. However, an equity security with a market price under $5.00 will not be considered a penny stock if it fits within any of the following exceptions:

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

Legal Proceedings. Getty is subject to one legal action in the Province of British Columbia, Canada.  Although Getty believes this claim is without merit, the outcome is not determinable at this time.  See Item 8 for information regarding current legal proceedings.

Possible Litigation.  It is possible as a result of the board’s review of the 2002 mineral property acquisition that negotiations will be necessary to resolve any disputes, which may arise between the company and Robak.  I f these negotiations are not successful litigation could result which may impact the company’s outstanding shares or the company’s interest in the Getty South Mineral Properties.  While litigation generally has a adverse effect on a company, management believes it is premature to suggest a likelihood of litigation or its possible outcome at this time.  See Item 7)B).

ITEM 4

INFORMATION ON GETTY

SUMMARY

A.

History and Development of Getty

1.

The legal name of Getty which is subject of the Annual Report on Form 20F is Getty Copper Inc.

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

In early 1992, Getty had  8,088,111 Commons Shares issued and outstanding. 3,157,050 of such shares were held in escrow subject to certain restrictions and were initially issued in 1988 in exchange for common shares of Exxau, Inc., a wholly-owned subsidiary of Getty at that time; in exchange for limited partnership units of Exxau, Ltd., Limited Partnership; and in settlement of Exxau, Ltd., Limited Partnership’s indebtedness to the shareholders of Exxau, Inc. None of Getty’s exploration projects undertaken prior to 1992 proved to be commercially viable. All of Getty’s properties acquired prior to 1992 were written off.

At the end of December 31, 2002 Getty had 33,487,313 shares outstanding.  Effective March 7, 2003, the Company consolidated its capital on a 1:2 basis.  The name of the company was changed from Getty Copper Corp. to Getty Copper Inc. of which 16,743,656 common shares were issued and outstanding at that time..

History of Getty North Property:

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

History of Getty South Property, Getty Central Property, Getty Southwest, Getty Central Property:

On September 3, 1992, Getty changed its name to Getty Copper Corp. In addition to the Getty Copper North Property, and all Getty Copper Highland Valley Claims, Getty subsequently acquired joint venture agreements to earn a 50% interest in the Getty South Property, the Getty Central Property, the Getty Southwest Property, and in the Transvaal Property (collectively, the “Getty Copper Project” or the “Getty Copper Highland Valley Project”). All of the Mineral Properties previously noted are subject to 1.5% net smelter royalties and the Getty South, Getty Central, Getty Southwest and the Transvaal properties were subject to certain minimum exploration and development requirements. As a consequence of a Mineral Property Interest Sale Agreement dated November 8, 2002 (See Item 7)  Getty purchased the Getty Central and Getty Southwest claims  See “Description of Property.” Since 1992, Getty has focused its efforts and resources on the acquisition and the exploration of the Getty Copper Project. See “Description of Property - The Getty Highland Valley Project.” Getty has no subsidiaries.

On March 7, 2003 the TSX Venture Exchange accepted for filing documentation a mineral property agreement dated November 8, 2002 between Getty and Robak Industries Ltd. (“Robak”), by which Robak has agreed to sell 100% interest in each of the Getty Central and the Getty Southwest and a 50% interest in the Getty South properties (the “New Getty Properties”) in consideration for 6 million Getty shares (post-consolidation) plus  the below noted NSR and carried interest obligation. .  Getty has also agreed to pay 100% of the cost to place the Getty South property into production, and is entitled to recover “all costs (incurred by Getty), ” from 80% of production revenue (and thereafter Getty and Robak shall share net revenue 50:50) Robak will also retain a 1.5% NSR in all of the Getty Properties including the New Getty Properties.   The New Getty Properties are subject of a Valuation and Fairness opinion prepared by Ross Glanville and Associates Ltd. In October 2002 and a Technical Report prepared by W.J. McMillan prepared in December 2002.  The Valuation Report and the Technical Report have been filed on the Canadian securities regulatory website at www.SEDAR.com.(See also Item 7)   Prior to the November 8, 2002 agreement described above, Getty was party to an option and  joint venture agreement to earn a 50% interest in the Getty South Property from Robak and Masco pursuant to an Agreement dated November 8, 1995, as amended August 14, 1996 (the “Getty South Agreement”), subject to a 1.5% net smelter returns royalty reserved in favour of Robak. The consideration was $10; reimbursement of $63,300 for certain costs incurred by Robak in acquiring and maintaining the claims in good standing; and a commitment to (a) incur the first $5,100,000 of exploration and development work on the claims, (b) complete a feasibility report prepared by a reputable engineer in accordance with industry practice on the claims and (c) place the claims in commercial production on or before December 31, 2003. The Getty South Agreement was superseded by the November 8, 2002 agreement.

Until superseded by the November 8, 2002 agreement Getty had an option agreement to earn a 50% interest in the Getty Central Property from Robak Industries Ltd. and Masco Capital Inc. pursuant to an Agreement dated November 8, 1995, as amended August 14, 1996 (the “Getty Central Agreement”), subject to a 1.5% net smelter returns royalty reserved in favour of Robak. The consideration was $10; reimbursement of $9,300 for certain costs incurred by Robak in acquiring and maintaining the claims in good standing; and a commitment to (a) incur the first $750,000 of exploration and development work on the claims, (b) complete a feasibility report prepared by a reputable engineer in accordance with industry practice on the claims and (c) to place the claims in commercial production on or before December 31, 2002. Until superseded by the November 8, 2002  agreement, Getty also  had a an option agreement to earn a 50% interest in the Getty Southwest Property from Robak Industries Ltd. and Masco Capital Inc. pursuant to an Agreement dated November 8, 1995, as amended August 14, 1996 (the “Getty Southwest Agreement”), subject to a 1.5% net smelter returns royalty reserved in favour of Robak. The consideration was $10; reimbursement of $13,300 for certain costs incurred by Robak in acquiring and maintaining the claims in good standing; and a commitment (a) to incur the first $1,100,000 of exploration and development work on the claims, (b) complete a feasibility report prepared by a reputable engineer in accordance with industry practice on the claims and (c) a commitment to place claims in commercial product on or before December 31, 2002.

.

On December 19, 2003 the Company signed a memorandum of understanding with Highland Valley Copper.  HVC is a joint venture among Teck Cominco Ltd., a major Canadian mining company as to 97.5% and Highmont Mining Company as to 2.5%.

The Memorandum of Understanding allows HVC (“HVC MOU”) to explore and develop certain mineral claims controlled by Getty  in the Highland Valley.  Under the terms of the memorandum HVC will have the right to earn an initial 51% interest in the selected Getty claims by spending an aggregate of $5 million by December 31, 2006, under the following schedule:

$1,350,000 by December 31, 2004

$3,000,000 by December 31, 2005

$5,000,000 by December 31, 2006

Upon earning its initial interest, HVC will have the right to earn a further 19% interest from Getty (for a 70% interest) by expending a further $10 million and completing a feasibility study over the next four years.

If HVC elects not to expend the additional $10 million and complete a feasibility study, its interest in the property will revert to a 45% participating interest providing at least $10 million is expended and a 55% - 45% joint venture will be established with Getty as the operator.  If less than $10 million is expended a 65% - 35% joint venture will be established providing at least $5 million has been expended.

Under the terms of the memorandum, if HVC proceeds with a production plan, it will either arrange project financing for at least 65% of the capital costs or extend an offer, on acceptable commercial terms, to lend Getty 65% of its portion of the capital costs to place the project into commercial production.  Each company will contribute its pro rata share of the equity required on a 70% HVC: 30% Getty basis.

The exploration work to be undertaken on the property will be carried out by Teck Cominco Ltd., on behalf of Highland Valley Copper and Getty .

This agreement does not include other claims owned by Getty., which include those known as the Getty Central, Getty Southwest, Getty North, Getty South, and Bram mineral claims. Almost all of the expenditures of HVC are optional and hence there is no assurance that HVC will spend any significant funds on these claims.

History of Transvaal Property:

Getty entered into an option agreement with Genco (then Globe Resources Inc.), dated October 15, 1996, pursuant to which the Company, subject to a 1.5% net smelter return royalty, received the option to earn a 50% interest in and to the Crown-granted mineral claims known as the Transvaal Property. The Transvaal Property is located in the Kamloops Mining Division, British Columbia southwest of the Getty North Property, adjacent to the Getty Southwest Property in which the Company holds a 100% undivided interest.

To maintain the option in good standing, the Company had to spend no less than $525,000 on an exploration and development program on the Transvaal property on or before October 15, 2003. Upon the exercise of the option, the Company and Genco would have agreed to enter into a joint venture to further explore and develop the Transvaal Property.  As at December 31, 2002 Getty has expensed $340,185 on this property.  As the Genco agreement expired on December 31, 2003, Getty entered into an agreement in principle to acquire the Transvaal claims from Genco for $275,000 payable by the issuance of 458,333 shares. This transaction is subject to an evaluation dated April 2004 and prepared by Ross Glanville and Associates Ltd., and is still subject to regulatory approval and is expected to close in Getty’s third fiscal quarter.

4.

The registered office of Getty in British Columbia is located at 1500-1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.  The head office and principal office of Getty in Canada is located at 1000 Austin Avenue, Coquitlam, British Columbia, V3K 3P1.

Getty’s Common Shares are listed, for trading under the symbol “GTY” on the TSX Venture Exchange.

5.

From 1993 to present Getty’s mineral exploration has been focused on its mineral properties located in the Highland Valley, British Columbia, Canada.

6.

Getty’s principal capital expenditures (there have been no material divestitures) over the three fiscal years ended December 31, 2003 are as follows:

Year	Exploration Deferred	Capital Assets
(i) Amounts Deferred (capitalized or invested) during the year
2003	$ 94,955	$1,900
2002	$ 15,871	$2,246
2001	$ 130,803	$1,365
(ii) Amounts Expensed as Exploration Expenses
2003	NIL	NIL
2002	NIL	NIL
2001	NIL	NIL

The company plans to expend the $2,015,000 of flow through funds on mineral exploration in calendar 2004.

B.

Business Overview

Getty is a natural resource company engaged in the acquisition and exploration of natural resource properties. Getty has an interest in several resource properties in Highland Valley, British Columbia, Canada and intends to seek and acquire additional properties worthy of exploration and development.  The Highland Valley area is a historic copper producing area, and Getty's principal properties are in this mineralized area.Getty's long term objective is to develop and place its Getty Copper Project properties into commercial production. Getty,s properties cover approximately 210 sq. km.(84 sq. miles) of contiguous claims in the Kamloops Mining Division of British Columbia, Canada. Getty's properties are currently in the exploration stage of development, and Getty's short term plans are to continue exploration activities to determine if sufficient mineralization exists to justify a feasibility study in respect of establishing parameters for possible future commercial production. Getty's planned 2004 exploration activities include undertaking diamond drill programs and related work compiling and analyzing drill results conducting metallurgical testing on drill samples, identifying proven and probable reserves(if any), and maintaining its properties in good standing.

The company has curtailed exploration expenditures over the past three years while it attempted to arrange financing to continue the exploration of its mineral properties.  In December 2003 $2,015,000 was raised through a flow through financing whereby 3,100,000 common shares were issued.

Organizational Structure

Getty is based in British Columbia, Canada. Getty operates directly and has no material subsidiaries.

D.

Property, Plants and Equipment

The company owns land and building in Logan Lake, British Columbia.  This property is encumbered by a first mortgage in the amount of  $98,500.  These premises are used for core storage, field offices and vehicle storage.  For details of Company’s mineral properties, see Getty Copper Project below.

Glossary

In this Form 20-F, the following terms have the meanings set forth herein:

A.

Geological Terms

Adit	A nearly horizontal mine access opening.
Ag	Used as the abbreviation for silver.
Allochthonous	Geological assemblage of foreign origin transported to present location.
Argillite	A sedimentary rock composed of compacted mud and clay particles.
Argillic	Pertaining to clay or clay minerals.
Assay	Quantitative test of minerals and ore by chemical and/or fire techniques.
Au	Aurum (Latin for gold) used as an abbreviation for gold.
BLM	Bureau of Land Management, the United States federal lands administrative authority.
Breccia	A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix.
Calcareous	Meaning a substance that contains calcium carbonate.
Carbonate rock	A rock consisting chiefly of carbonate minerals, such as limestone or dolomite.
Chert	A hard, extremely dense or compact, microcrystalline or cryptocrystalline sedimentary rock.
Clastic

Pertaining to a rock or sediment composed principally of broken fragments that are derived from pre-existing rocks or minerals and that have been transported some distance from their places of origin; also said of the texture of such a rock.

Compression	A system of forces or stresses that tends to decrease the volume or shorten a substance.
Condemnation Drill Holes	Holes drilled to test for the nonexistence of mineral deposits beneath an area designated for plant site or other infrastructure.
Conglomerates	A coarse-grained clastic sedimentary rock, composed of rounded to subangular fragments, set in a fine-grained matrix.
Cretaceous	A geological period between 66 and 135 million years ago and which identifies the formation date of strata (see Mesozoic).
Cross-cut	An underground mine opening driven perpendicular to a body of mineralization.
Cryptocrystalline	Said of the texture of a rock consisting of crystals that are too small to be recognized and separately distinguished even under the ordinary microscope.
Currency and Measurement

All currency amounts in this Prospectus are stated in Canadian dollars unless otherwise indicated.  Conversion into imperial equivalents is as follows:

Metric Units

Multiplied by

Imperial Units

hectares

2.471

= acres

metres

3.281

= feet

kilometres

0.621

= miles (5,280 feet)

grams

0.032

= ounces (troy)

tonnes (1000 Kilograms)

1.102

= imperial tons (short) (2,000 lbs)

grams/tonne

0.029

= ounces (troy)/ton

Currency conversion used herein are based on June 29, 1998, Bank of Canada noon spot rate Canadian dollars as follows: US$1.00 = Cdn.$1.4718.

Electrum	A naturally occurring, deep-yellow to pale-yellow alloy of gold with silver.
Epithermal	Type of mineral deposit formed at low temperature, 50 - 200°C, usually within 1 km of the earth’s surface, often as structurally controlled veins.
Felsic	Field term used to describe a light coloured igneous rock, generally containing abundant feldspar and quartz.
Gangue	The valueless rock or mineral aggregates in an ore.
Gossan	A rust coloured iron oxide deposit found in the upper parts of veins or forming a cap overlying sulphide mineralization. Results from the oxidation and removal of sulphur and other metals.
gpt (or g/t)	Grams per tonne.
Granodiorite	A group of coarse-grained plutonic rocks intermediate in composition containing quartz, plagioclase, and potassium feldspar, with biotite and hornblende.
Hydrothermal Alteration	The chemical and mineralogical changes in rock brought about by the addition or removal of materials by hydrothermal fluids (for example, silicification).
Igneous	Meaning a rock or mineral that solidified from molten or partly molten material.
Intrusive	A rock formed by the process of emplacement of magma in pre-existing rock.
Lillianite	A steel-gray lead-bismith-sulfide mineral.
Lithology	The description of rocks on the basis of such characteristics as color, mineralogic composition, and grain size.
Magma

Naturally occurring mobile rock material, generated within the earth and capable of intrusion and extrusion and from which igneous rocks are thought to have been derived through solidification and related processes.

Marcasite	White iron pyrite.
Mesozoic	The era of geological time ranging from 225 to 66 million years ago; includes the Triassic, Jurassic and Cretaceous periods.
Metallogeny	The genesis of mineral deposits, with emphasis on regional petrographic and tectonic features.
Mineable Reserve

That portion of a mineral deposit which can be economically mined after taking into consideration cut-off grades, pit or mine plan, metallurgy and mill design and numerous economic factors such as metal prices and capital and operating costs.

Mineral Deposit

A deposit of mineralization which may or may not be ore, the determination of which requires a comprehensive feasibility study.  A mineral deposit usually has been intersected by sufficient closely spaced drill holes and or underground sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration and development work.

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

Molybdenum	A hard, silvery metal used in steel and nickel alloys.
NASDAQ	Means North American Securities Dealers Automated Quotation - a United States over-the-counter securities market.
Naummanite	An iron-black silver selenide mineral.
North Coast	“Consolidated North Coast Industries Ltd.”, a company that merged with Pacific Sentinel on December 31, 1997.
Ore

A mineral or aggregate of minerals more or less mixed with gangue which can be profitably mined given economic circumstances at the time.  The Company does not hold any interest in properties where the mineralization has been determined to be ore.

Ounce (or oz.)	Meaning a troy ounce. There are 31.1034 grams to a troy ounce and there are 12 troy ounces to a troy pound, a common unit of measurement for precious metals.
Oxide	Mineral from which sulphur has been partially or completely removed by the action of surface water and oxygen.
Paleozoic	An era of geologic time, from the end of the Precambrian to the beginning of the Mesozoic, or from about 570 to about 225 million years ago.
Paragenesis	A characteristic association or occurrence of minerals or mineral assemblages in ore deposits, connoting contemporaneous formation.
Pennsylvanian	A period of the Paleozoic era, thought to have covered the span of time between 320 and 280 million years ago.
Petrography	The systematic description and classification of rocks using microscopic analysis.
Porphyritic	Pertaining to or resembling porphyry.
Porphyry

An igneous rock containing conspicuous crystals or phenocrysts in a fine-grained groundmass; type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Pseudomorph	A mineral whose outward crystal form is that of another mineral species; it has developed by alteration, substitution, incrustation, or paramorphism.
Pyrite	A very common iron sulphide mineral often associated with gold and other economic mineral deposits.
Pyroclastic	Type of fragmental rock formed by volcanic explosion or aerial expulsion.
Pyrrhotite	An iron sulphide mineral, sometimes magnetic. Less widespread than pyrite, often associated with nickel and copper deposits.
Quartzite

A very hard but unmetamorphosed sandstone, consisting chiefly of quartz grains that have been so completely and solidly cemented with  secondary silica that the rock breaks across or through the grains rather than around them.

Rhyolite	An extrusive igneous (volcanic) rock with phenocrysts of quartz and alkalic feldspar, commonly of porphyritic texture.
Sedimentary

Rock formed of sediment, as conglomerate, sandstone and shale, formed of fragments of other rock transported from their sources and deposited in water; rocks formed by precipitation from solution as rock salt or gypsum or non-organic secretions of organisms, e.g., most limestone.

Selenide	A mineral compound that is a combination of selenium with a more positive element or radical.
Shoot	An elongate pipelike, ribbonlike, or chimneylike mass of ore within a deposit, representing the more valuable part of the deposit.
Siliceous	Said of a rock containing abundant silica.
Skarn	A rock formed by contact metamorphism.
Stock	An igneous intrusion that is less than 40 square miles (100 square kilometres) in surface exposure.
Strata	A tabular or sheet-like body of sedimentary rock.
Sulphide	Group of minerals consisting of metals combined with sulphur; common metallic ores. (or ”Sulfide”)
Tertiary	The period of geological time extending from 66 to 2 million years ago, which includes the Palaeogene and Neogene epochs.
US (or United States)	Means the United States of America.
Vein	A tabular or sheet-like mineral deposit with identifiable walls, often filling a fracture or fissure.
Wallrock	The rock forming the walls of a vein or other mineral deposit.

B.

Measurement

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
Hectares	2.471	= acres
Metres	3.281	= feet
Kilometres	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Tonnes	1.102	= tons (short) (2,000 lbs.)
Grams/tonne	0.029	= ounces (troy)/ton

The Getty Copper Project

The Getty Copper Highland Valley Project consists of certain mineral interests in the following contiguous claim groups (collectively, the “Properties”) each located in the Highland Valley, a historic copper producing area of the  Kamloops Mining Division in British Columbia (the “Highland Valley”). A 1.5% NRS royalty interest payable to Robak Industries Ltd.( owned by a related party see item 7) or Genco Resources Ltd.( a public company  which has certain directors in common with Getty) is applicable to all the properties below:

Property	Claims	Hectares	Percentage of Interest	Subject to HVC MOU
Getty North Property	26	1,600	100%
Getty South Property	22	550	50%
Getty Central Property	7	175	100%
Getty Southwest Property	61	2,925	100%	34.4%
Transvaal Property	9	225	50%	100%
Getty Northwest Property	142	20,725	100%	90%
Bram Property	2	1,000	100%	0%

There are no existing mines on Getty’s Properties, and Getty has no mineral producing properties at this time. All of Getty’s properties are exploration projects, and there is no assurance that a commercially viable deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage recoveries and other factors conclude economic feasibility.

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

The town of Logan Lake is the nearest municipality to the Properties and is the current location of the Company’s site office. Logan Lake has a population of approximately 2,300. It is linked to Vancouver, 330 kilometres to the southwest, via the Coquihalla Highway.

History

The history of the Highland Valley copper district dates back to approximately 1896, when it was explored by prospecting, panning, trenching and drifting near high grade copper occurrences.

The following table is a breakdown of the Company’s deferred exploration and development costs on the Getty Copper Project to the dates indicated:

	December 31,
Activity	2003	2002	2001	2000
Drilling	$ 4,207,932	$ 4,207,932	$ 4,207,932	$ 4,207,932
Environmental	254,454	254,454	254,454	225,296
Feasibility Study	166,709	129,886	129,886	121,060
Geoscience	2,426,207	2,420,131	2,408,409	2,354,302
Metallurgy	228,085	228,085	228,085	221,340
Assay	475,832	473,396	473,293	466,833
Other Costs	1,755,624	1,705,804	1,701,758	1,676,251
Provision for impairment	($9,514,843)	($ 9,419,688)	($ 9,403,817)	―
Totals	$ NIL	$ NIL	$ NIL	$9,273,014

Geological Setting

The Getty Highland Valley Project mineral tenure is comprised of 210 square km of contiguous mineral claims located in the Highland Valley, British Columbia’s premier copper producing area, approximately 200 km northeast of Vancouver (Figure 1). The local area contains excellent transportation and power infrastructure, a large pool of experienced mining and support personnel and a mining based economy.

The Getty Copper mineral tenure contains favourable Guichon Creek Batholith geology and adjoins to the south the large Cu-Mo mining and milling operations of the Highland Valley Copper Partnership (HVC) owned by Teck Cominco (97.5%) and Highmont Mining (2.5%).

Getty ‘s claims span the entire width of favourable Guichon Creek Batholith geology immediately to the north of HVC’s holdings. Getty’s most advanced projects, the Getty North deposit, the Getty South deposit and the Getty West-Transvaal prospect are located in the eastern part of the property in the same geological and structural setting as the Bethlehem deposits located five to eight km to the south. The large Glossie zone and North Valley zone induced polarization anomalies discovered in the central and western portions of the property are in a different geological setting.  The Getty West-Transvaal Glossie and North Valley Zones are part of the Getty claims under options to Highland Valley Copper as of December 19, 2003

Sampling and Analysis

Drill core is mechanically split; one half of which is submitted for preparation and analysis. The other half is catalogued and stored on the site.

All Assays and analyses are performed by Eco-Tech Laboratories in Kamloops, British Columbia where they store the samples they test for future reference.

Security of Samples

Drill core samples are stored in the Getty office-warehouse in a locked and alarmed warehouse.

Exploration

During 2001 Dr. J. Oliver P.Geo completed a program of 1:10,000 scale geological mapping on part of the North Valley Zone supported with petrographic and litho geochemical data as well as a program of grid extension and infill soil sampling.  Dr. Jim Oliver, P. Geo recommended a $270,000 follow-up work program for the exploration of: 1) high grade structurally controlled copper-silver zones. 2) stockwork or disseminated porphyry style mineralization, and (3) screening for potential PGM systems in mafic to ultramafic rocks identified by the detailed geological mapping.  The recommended program consists of completion of the 1:10,000 scale geological mapping , grid extension and lithogeochemical, soil and till geochemical surveys, back hoe trenching, and 5000 feet of NQ diamond drilling.  The program is also to include a compilation of the large geophysical and geochemical database developed by the 1996 and 1997 programs and its reinterpretation in view of the current 1:10,000 scale geological mapping.  These claims are under options to Highland Valley Copper as of December 19, 2003.

 (a)

Getty North Property

Exploration

Prior to the acquisition of the Getty North Property by Getty from Robak and Masco, Robak held the Getty North Property for approximately two decades. During that period, in excess of $350,000 was spent on exploration work on the property consisting of silt and soil sampling, trenching and bulk sampling. Since the date of Getty’s acquisition of the Getty North Property to December 31, 2003, the Company has completed $6,201,914 of exploration work on the property, consisting of aerial photographic surveys and base map production, diamond drilling, geological mapping, assaying, induced polarization and magnetics geophysical surveys, soil geochemical surveys,  metallurgical testing, and resource calculation.

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

In December 1997, the Company retained Bateman Engineering Inc. of Denver, Colorado (“Bateman”) to perform a pre-feasibility study for the oxidized part of the Getty North Deposit and the proposed Getty North Copper Plant. Bateman identified a potentially economic mineable mineral deposit of approximately 8.56 million tonnes comprising 7.2 million tonnes of oxide grading 0.47% copper and 1.36 million tonnes of sulphide grading 0.50% copper, at a strip ratio of 0.8 to 1 with a potential mine life of 7 years. Bateman recommended that the Company conduct a full feasibility for the Getty North Oxide Deposit. Bateman also recommended that the Company conduct (prior to or during the full feasibility study) further leach and assay comparison tests that might increase the mineable mineral deposit estimates.

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

Getty . also commissioned an Interim Scoping Study by Innovat Limited under the supervision of D.A. Mackie, P.Eng to investigate alternatives to the proposed Heap Leach SX/EW Cathode Copper plant suggested by Bateman Engineering Inc., for the Getty North Oxide Deposit in their Feasibility Outlook report of 1998.  The scoping study examined Continuous Vat Leach as an alternative to the SX/EW Heap Leach process and the production of Copper Sulphate Crystals and two different variations of Copper Powder Production Plants, in addition to Cathode Copper.  Based on this preliminary study and cursory market information the production of Copper Powder appears to generate the best economics.

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

Summary of Getty North Mineral Resource Estimate

		Total Resource (Millions of tonnes)	Grade (% Cu)
Oxide Zone	Indicated and inferred (see note 1and 2 below)	13.9	0.29%
	(Including	10.03	0.40%)
Sulphide Zone	Indicated and inferred (see note 1 and 2 below)	58.2	0.31%
	(Including	44.4	0.37%)
Total	Indicated and inferred	72.1	0.31

Mineralized material or deposit is a mineralized body which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage of average grade of metals. Such deposits do not qualify as a reserve until a comprehensive evaluation, based upon unit cost, grade, tonnage recoveries and other factors, concludes economic feasibility.

Note 1

Cautionary Note to U.S. Investors concerning estimates of  Indicated Resources  This section uses the terms “Indicated Resources”, we advise U.S. investor that while this term is recognized and required by Canadian Regulations, the U.S. Securities and Exchange Commission does not.  U.S Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Note 2

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.  This Section uses the terms “Inferred Resources”, we advise U.S. Investors that while this term is recognized in Canada and required by Canadian Regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

 (b)

Getty South Property

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

Exploration History

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

The Getty South Property is in the early stages of exploration, and based on the exploration to-date, the Company has not defined or delineated any proven or probable reserves on the Getty South Property. In 1992, an independent consultant performed a mineral deposit estimate based on physical work completed on the Getty South Property prior to the Company’s acquisition of the property. In 1996, the Company undertook a thirteen diamond drill-hole program aggregating 3236 meters of drilling that provided assay results that were lower than anticipated, and the Company has determined that the drilling completed by previous operators is not reliable for determining grade.

There is no assurance that a commercially viable ore deposit (if any) exists on the Getty South Property until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage recoveries and other factors conclude economic feasibility.

As part of a systematic assessment of the grade and extent of near-surface oxide/sulphide-copper mineralization at the Getty South deposit, a program of surface trenching consisting of 13 trenches totalling approximately 1,572 metres in aggregate length was completed as of December 31, 1997. The assay results to-date indicate that  significant concentrations of copper, mostly as leachable, oxide copper, occur over an area measuring approximately 240 metres by 40 metres. Additionally, significant results were obtained approximately 200 metres to the south.

The Company has completed initial exploration work of its own on the Getty South Property, including aerial photographic surveys and base map production, drilling, trenching, assaying, geophysical, geochemical and geological work, at a cost of $818,042 to December 31, 2003.

Mineralization

The Getty South deposit is hosted within a breccia zone measuring approximately 600 metres from north to south, and 250 metres in width, which intrudes Guichon variety quartz diorite of the Guichon Creek Batholith. This breccia body is one of several which occur within a well-defined northerly trending structural zone of faulting and minor intrusions (dykes) that extends for 9 kilometres from the JA deposit through the Bethlehem orebodies and on through to the Getty North deposit. The breccia body consists of fragments of quartz diorite and dacite porphyry set in a matrix of finely broken and crushed rock and secondary minerals such as quartz and tourmaline. Mineralization in the form of specular hematite, chalcopyrite and secondary copper minerals, such as malachite, azurite, chrysocolla, cuprite and native copper occurs mostly between rock fragments and along structurally controlled veinlets and crush zones.

Drilling

The Getty South deposit has been less thoroughly drill tested than the Getty North deposit, but has been explored by one underground level comprising a 49.1 metre shaft, approximately 1,775 metres of drifting and crosscutting and approximately 1,477 metres of underground diamond and percussion drilling. Although 15,550 metres of surface drilling were completed by previous operators, it is reportedly of poor quality and thus is not a reliable base for calculating the copper mineral resource. During 1996, the Company completed an initial 13 hole reconnaissance diamond drilling program totalling 3,236.2 metres that provided results lower than anticipated.  Previous engineering reports concluded that diamond drilling results have proven unreliable when compared with underground development sampling, and that diamond drilling has proven unsatisfactory for determining grade due to the nature of the mineralization of the breccia deposit.  Large diameter reverse –circulation (RC) drilling has been recommended as a better method to determine the grade of mineralization in the breccia deposit.

(c)

Getty Central Property

The Company has completed initial exploration work of its own on the Getty Central, including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2003 of $56,635 for the Getty Central Property.

The Getty Central Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property. The Company has not planned any further exploration on the property for 2004.

(d)

Getty Southwest Property

The Company has completed initial exploration work of its own on the Southwest Property including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2003 of $386,065.

The Getty Southwest Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property. The Company has not planned any further exploration on the property for 2004 as 34.4% of this property is subject to the HVC MOU.

(e)

Transvaal Property

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

The Company has completed initial exploration work of its own on the Transvaal Property, including aerial photographic surveys and base map production, drilling, geochemical soil sampling, prospecting, geophysical surveys and geological mapping, at a cost to December 31, 2003 of $340,502.

Drilling

During 1996 and 1997, 11 diamond drill holes totalling 3,374 metres (11,046 ft) were drilled. Porphyry copper style mineralization was discovered in one of the holes and recommendations have been made for additional drilling in order to investigate the area further. No further drilling has been done since 1997.  The Company has not planned any further exploration on the property for 2004 as this property is subject to the HVC MOU.

(f)

Getty Northwest Property

The Getty Northwest Property is comprised of 142 mineral claims acquired by the Company by staking. These claims are subject to a 1.5% net smelter return royalty reserved in favour of Robak.

The Getty Northwest Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property. The Company has not planned any exploration on the property for 2003, and any plans to develop a new mine on the property would be based a full-scale feasibility study, if any, to determine the commercial feasibility of a mining operation on the property.  Except for mineral claims Getty 95 and 96,Getty 112-115 and Getty 1000-7000, as of December 19, 2003, 90% of the Getty Northwest property is subject to the HVC MOU.

Exploration History

The Company has completed initial exploration work of its own on the Getty Northwest Property, including aerial photographic surveys and base map production, drilling, geochemical soil sampling, prospecting, geophysical surveys and geological mapping, at a cost to December 31, 2003 of $1,730,130.

Drilling

During 1996, one exploratory diamond drill hole 254.4 metres (834 ft) was drilled, but no significant results were obtained.

There is no assurance that a commercially viable ore deposit exists on the Getty Northwest Property until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The Company has not planned any further exploration on the property for 2004 as 90% of this property is subject to the HVC MOU.

ITEM  5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Citical Accounting Policies

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

Getty does not believe that it is significantly impacted by the effects of inflation and the Canadian dollar has fluctuated in a relatively narrow band to the United States dollar  (US$1.00: Cdn$1.31 to $1.55) during these three years. Getty has not been significantly affected by government economic, fiscal, monetary or political policies and the outlook for Getty’s assets primarily relate to the outlook for gold and copper. For information relating to the historical prices for copper and gold, see “Trend Information” below.

Operating Results – Fiscal 2003 Compared with Fiscal 2002

At December 31, 2003, the Company registrant had working capital of $1,569,880 compared with working capital deficit approximately $91,736 December 31, 2002.  The positive change in working capital is due to a flow through private placement financing . A ‘flow-through” financing is a placement of shares (usually together with  share purchase warrants) for cash where the cash is ear-marked for exploration of a Canadian resource property. Under Canadian tax rules, Getty is able to “flow-through” the resource exploration expenses to the investors who in turn can deduct these expenses from their taxable Canadian income.  Except for the tax advantages, the flow through financing is essentially a conventional purchase of Getty common shares and warrants. As a consequence of flowing the value of these expenses through to investors, Getty can not add the expenses to its pool of tax deductible (as depletion) capital costs associated with the mineral property and hence will have smaller deductions should the property be eventually placed into commercial production.  Current liabilities at December 31, 2003 increased to $526,029 from $251,733 at December 31, 2002, this change is primarily due to the deferred payables of $193,629 becoming current.  Due to insufficient funds, legal, accounting and management fees continue to accrue in the current payables.

Net deferred exploration expenditures incurred during the year ended December 31, 2003 $94,955 compared to $15,871 spent during the year ended December 31, 2002.

During the year ended December 31, 2003, the Company purchased a scanner, and cabinets, increasing its capital expenditures $1900.  Compared to $2,245 spent on a new computer in the year ending December 31, 2002.

Shareholder equity increased to $3,339,902 during the year ended December 31, 2003 from $286,608 December 31, 2002 due to a flow through private placement and the exercising of warrants.

Interest income for the year ended December 31, 2003 was $1,080 up from $309 December 31, 2002.

During the year ended December 31, 2003 the registrant earned $2,242 rental income for a portion of office space located in Logan Lake, British Columbia, compared with $667 December 31, 2002, which was for only a few months.

Operating Results – Fiscal 2002 Compared with Fiscal 2001

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

Liquidity and Capital Resources

At June 30, 2004 the company’s cash position allows for the expenditures of $2,000,000 on mineral exploration planned in the calendar year 2004.  A recent private placement totaling $300,000 will provide general and administrative funds sufficient for the company’s current requirements.  Additional working capital required for the fall of 2004 will be raised by further private placements.

During the year ended December 31, 2003, 1,000,000 warrants at $0.20 were exercised as well as 750,000 warrants at $0.22 raising $365,000.  On December 31, 2003 the company completed a flow through private placement of 3,100,000 flow-through units at a price of $0.65 per unit.  Each Flow-through Unit comprises of on flow-through common share and one-half of one share purchase warrant.  Each whole warrant (two half-warrants) is exercisable to purchase an additional flow-through share at a price of $0.75 until December 30, 2005.

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

Possible Unavailability of Additional Financing.

On December 31, 2003, the Company completed a brokered private placement of 3,100,000 units at $0.65 per unit for total proceeds of up to $2,015,000.  Each unit consists of one common share and one half warrant.  Each whole warrant is exercisable for a period of 2 years into Getty common stock at $0.75 per share.  Getty . paid a commission of 5% on cash total proceeds raised as well as 5% agent warrants exercisable for two years at $0.65 per share.

Overview

Historically Getty’s sole source of funding was the sale of equity securities for cash primarily through private placements to sophisticated investors and institutions. Getty also issued common share capital in each of these three years pursuant to private placement financings. Getty has no assurance of continued access to significant equity funding.

Fiscal 2003 Compared with Fiscal 2002

As at  March 31, 2004, the company’s cash and short term investments was $2,026,496.

The Company’s cash and short-term investments at December 31, 2003 were $2,083,922 compare to $124,518 at December 31, 2002. The increase is due to a $2,015,000 flow through private placement completed just before the 2003 year end.  Aside from cash and short-term investments, the Company has no material unused sources of liquidity.

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

Financial Instruments

Getty financed its activities from 1985 through 2002 primarily through the issuance of equity shares through private and public distributions. Certain of these financings were structured as “flow through” to provide a Canadian income tax incentive to make the securities more attractive. The Income Tax Act (Canada) provides certain incentives to encourage exploration on Canadian resource properties including the deductibility of a defined class of “Canadian Exploration Expenses” and “Canadian Development Expenses” which provide deductible pools of resource expenditures deductible against other sources of income. Getty keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are currently excess to Getty’s needs are invested in government of Canada or like debt obligations and other short term near cash investments pending the need for the funds.

Getty does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds. As of the fiscal 2003 year end Getty estimates that the cost of maintaining its corporate administrative activities at approximately $30,000 per month. Accordingly, Getty’s management estimate that a minimum of $800,000 will be needed to maintain its corporate status and assets over the ensuing two-year period and Getty has current working capital at March 2004 of $1,504,406 which is not adequate to ensure continued viability over this period of time.

Research Expenditures

Getty is a resource expenditure based corporation and accordingly does not have a program of intellectual property development or patenting or licensing issues.

Trend Information

In 2004 the company’s planned exploration program will deplete funds generated from the December 2003 flow through share private placement.  Increased exploration activity will result in higher general and administrative expenses during 2004 and will increase the loss to be reported for that fiscal period.

As a mineral exploration company Getty’s activities are somewhat cyclical as metals prices have traditionally been cyclical in nature. The basic trend through the last several years for metal prices was negative, however, the recent gold price trend has been more positive. Copper is a commodity metal used extensively in the housing and automotive industries and accordingly, demand for copper varies directly with general economic conditions. Although Getty’s management is not in a position to forecast economic trends, it is aware that as of April 2004 widely read business periodicals continue to predict a variety of economic conditions which indicate that a recovery in the price of copper or gold will in all likelihood be tied to the economy.  Gold prices have strengthened in early 2004 and some analysts have suggested that gold prices will continue to increase this year as the U.S. dollar weakens and new supplies dwindle.

The price of copper has significantly improved in 2004 as a result of increasing consumption and decreasing stocks.  Recent widely read business journals predict that metal prices in 2004 should continue at current levels due to simple supply and demand dynamics.

 ITEM 5.E – OFF-BALANCE SHEET ARRANGEMENTS.

Not Applicable

ITEM 5.F – TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The company is committed to make monthly payments of $3,000 to related parties for management fees and rent.

On March 1, 2004, the company entered into an agreement for financial advisory services.   This agreement calls for monthly payments of $5,000.   The company may terminate this agreement on one month notice after August 31, 2004.

In July 2004, the company entered into an agreement for corporate communications services.  This agreement requires monthly payments of $13,000 and covers a one year period.

Total

less than a year

1-3 years

Financial Advisory Services

$   30,000

$30,000

Rent

$     6,000

 $     6,000

Management Fees

$   30,000

 $   30,000

Corporate Communication

$ 156,000

 $ 136,000

     Services

ITEM  6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name, Position and Place of Residence	Period a Director of the Issuer	Shares Beneficially Owned or Controlled(1)
John B. Lepinski Director Coquitlam, British Columbia	June 30, 1992 to date	7,747,446
Donald R. Willoughby FCA Secretary, Chief Financial Officer and Director Vancouver, British Columbia	June 30, 1992 to date	270,000
Jean-Jacques Treyvaud Director Beloeil, Quebec	September 18, 1997 to date	NIL
Vittorio Preto P.Eng Interim Chief Executive Officer and Director Saanichton, British Columbia	May 6, 1997 to date	25,000
Robert Gardner QC. Treasurer, Director Vancouver, British Columbia	February 1, 2003	1,194,666 148,000 warrants
Brain Smith QC. Director Victoria, British Columbia	June 10, 2003	15,000 5,000 warrants
Patrick Raleigh, P.Eng. Director Oakville, Ontario	June 10, 2003	Nil

Notes:

(1)

The information as to shares beneficially owned or controlled is furnished by the respective directors.

All directors have a term of office expiring at the next annual general meeting of the Registrant. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Principal Occupation of Current Management of Getty

JOHN B. LEPINSKI –Director.  John B. Lepinski is owner manager of a liquor distribution business and  has thirty years experience in mining related enterprises.  He is also a shareholder, director and officer of several private companies and has served as a director of other public companies during the past twenty years.  As described in Item 7, Mr.  Lepinski has stepped aside as CEO for a thirty day period in an effort to resolve certain matters in connection with the November 8, 2002 agreement whereby Getty purchased the Getty South claims.

DONALD R. WILLOUGHBY – Chief Financial Officer, Secretary and Director. Mr. Willoughby is a Fellow Chartered Accountant, managing partner of a regional British Columbia Accounting firm. He is also a shareholder, director and officer of several private companies and has served as a director of other public companies during the past fourteen years.

ROBERT GARDNER – Mr. Gardner QC has extensive background in business and the legal profession and brings the company many years of public company experience in particular in the Mining Sector.

JEAN-JACQUES TREYVAUD – Director. Mr. Treyvaud is a business consultant. He holds a doctorate in economics and many years experience in the banking field.

PATRICK RALEIGH  – Director. Mr. Raleigh holds a P.Eng and has extensive mining operational experience.

VITTORIO A. PRETO – Interim Chief Executive Officer and  Director. Mr. Preto is a consultant who holds a Ph.D. and a P. Eng. in geology and has worked extensively on porphyry and other mineral deposits in British Columbia.

BRIAN R.D. SMITH – Director, Mr. Smith QC has a wealth of experience in both the private and public sectors.  Mr. Smith is the past Chairman BC Hydro, past Chairman Canadian National Railways, previous Attorney General of British Columbia, past Minister of Energy and Mines for the Province of British Columbia.

 B.

Compensation

During Getty’s financial year ended December 31, 2003 the aggregate remuneration paid or payable to Getty’s directors and senior officers or companies or professional firms with which the directors or officers are associated, for rent, accounting services, interest and geological consulting fees by a director was $71,022.

Mr. John Lepinski, director of Getty, and Mr. Donald R. Willoughby, Secretary, Chief Financial Officer and a director of Getty, are each a “Named Executive Officer” of Getty for the purposes of the following disclosure.

The compensation paid any Named Executive Officers during Getty’s three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
John Lepinski,	2003	Nil	Nil	Nil	Nil	Nil	Nil	$12,500
John Lepinski,	2002	Nil	Nil	Nil	Nil	Nil	Nil	$7,500
Donald Willoughby	2003	Nil	Nil	Nil	Nil	Nil	Nil	$10,003*
Donald Willoughby	2002	Nil	Nil	Nil	Nil	Nil	Nil	$4,696*

* Fees paid to a professional accounting firm of which, Mr. Don Willoughby is one of the company’s corporate partners.

1,950,000 employee incentive share options were granted at an exercise price of $0.61 until November 28, 2008, of this 1,250,000 incentive share options were granted to Directors and Executive Officers during the financial year ended December 31, 2003.  The allocation of these options is disclosed below.  No options were exercised by the Named Executive Officers during the financial year ended December 31, 2003.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s responsibilities following a change in control.

There are no arrangements under which directors were compensated by Getty and its subsidiaries during the financial year ended December 31, 2003 for their services in their capacity as directors and consultants except as herein disclosed. An accounting firm in which a director of Getty is associated charged the Corporation $16,766 for accounting fees (2002 - $12,654) and Vittorio Preto, a director of Getty, charged Getty $5,400 for geological consulting fees (2002 - $4,256).

During the financial year ended December 31, 2003, 1,250,000 options at an exercise price of $0.61 until November 14, 2008 were granted to directors.

C.

Board Practices

All directors were re-elected at the May 27. 2004 special annual general meeting and have a term of office expiring at the next annual general meeting of Getty expected to be held in June 2005.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

 Brian Smith,  Jean Jacques Treyvaud and Robert Gardner are members of Getty’s audit committee. The audit committee is elected annually by the directors of Getty at the first meeting of the board held after Getty’s annual general meeting. Its primary function is to review the financial statements of Getty before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of Getty’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. Getty has no remuneration committee.

In 2004 the Board  formed a Governance Committee comprised of Messrs Gardner, Smith, and Raleigh which is reviewing the acquisition in 2002 and 2003 of the Getty South claims (see item 7). In June, 2004 the Board formed a Steering Committee comprised of Messrs Preto, Willoughby and Gardner who will for a thirty day period act as Getty’s executive management pending Mr. Lepinski’s response to concerns raised about the acquisition of Getty South and certain satellite properties as more particularly described in Item 7.

D.

Employees

At December 31, 2003, 2002 and 2001 Getty had one direct employee.

E.

Share Ownership

At a Special meeting held December 9, 2002, the shareholders approved an amendment to the 2001 Share Incentive Plan (“the Plan” by reserving up to 3,345,231 post-consolidation common shares for issuance under the Plan and to restate the Plan as the “2002 Share Incentive Plan”, on the terms described in the information circular mailed to shareholders in furtherance of the meeting, and subject to regulatory authority.  However, at December 31, 2003 1,950,000  employee incentive share options were granted to officers, directors, consultants and employees at an exercise price of $0.61 until November 14, 2008.  As of December 31, 2003 no options were exercised.   Options from the previous plan expired January 29, 2002. This consisted of an aggregate of 1,045,000 Shares had been reserved for issuance pursuant to the following director, executive officer and service provider stock options:

(a) Incentive Options

Option holder	Number of Shares	Exercise Price per Share(1)	Date of Grant (m/d/y)	Expiry Date (m/d/y)
John Lepinski	350,000	$0.61	11/14/2003	11/14/2008
Donald Willoughby FCA, CFP	200,000	$0.61	11/14/2003	11/14/2008
Robert Gardner, QC	200,000	$0.61	11/14/2003	11/14/2008
Vittorio Preto	200,000	$0.61	11/14/2003	11/14/2008
Patrick Raleigh	100,000	$0.61	11/14/2003	11/14/2008
Brian R.D. Smith	100,000	$0.61	11/14/2003	11/14/2008
Jean-Jacques Treyvaud	100,000	$0.61	11/14/2003	11/14/2008
Gordon Blankstein	200,000	$0.61	11/14/2003	11/14/2008
Robert Blankstein	200,000	$0.61	11/14/2003	11/14/2008
Gordon Smith	100,000	$0.61	11/14/2003	11/14/2008
William Cummer	50,000	$0.61	11/14/2003	11/14/2008
Bruno Barde	50,000	$0.61	11/14/2003	11/14/2008
Marilyn Young	50,000	$0.61	11/14/2003	11/14/2008
Ken Berry	50,000	$0.61	11/14/2003	11/14/2008

Securities Held By Insiders

As at April 12, 2004 the directors and officers of Getty and their affiliate held as a group, directly and indirectly, own or control an aggregate of 9,252,112 common shares (33.5%) and hold 1,250,000 options 153,000 warrants to acquire an additional 153,000 common shares.

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

Material Terms of the Plan

The following is a summary of the material terms of the 2002 Plan:

(a)

all options granted under the 2002 Plan are non-assignable and non-transferable and for a period of up to 10 years;

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

(f)

1.

Vesting schedule pursuant to the plan to directors, officers and all employees employed by the Company for a period of more than six months at the time the Option is granted will vest as follows:

a)

 1/3  of the total number of Options granted will vest six months after the date of grant:

b)

a further 1/3 of the total number of Options granted will vest one year after the date

c)

the remaining 1/3 of the total number of Options granted will vest eighteen months after the date of  the grant:

2.

Options granted pursuant to the Plan to an Employee who has been employed by the Company for a period of less than six months at the time of the Option is granted will vest as follows:

a)

1/3 of the total number of Options granted will vest on e year after the date of grant;

b)

a further 1/3 of the total number of Options granted will vest eighteen months after the date of the grant: and

c)

the remaining 1/3 of the total number of Options granted will vest two years after the date of grant.

3.

Options granted to Consultants retained by the Company pursuant to a short term contract or for a specific projects with a finite term, will be subject to such vesting provisions determined by the board of directors of the Company at the time of the Option Commitment is made, subject to Regulatory Approval.

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

Disinterested Shareholder Approval

If options are granted by the Corporation under the 2002 Plan, which trigger the requirement for disinterested shareholder approval (“DSA Options”), the DSA Options will be presented to shareholders of the Corporation for approval at the Corporation’s annual general meeting to be held in 2003.  No DSA Options can be exercised by the Optionee until disinterested shareholder approval has been obtained.

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

MAJOR  SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Getty’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Getty does not have knowledge or access to information about of the beneficial owners thereof.  To the best of its knowledge, Getty is not directly or indirectly owned or controlled by a corporation or foreign government.  As of December 31, 2003, Getty had unlimited authorized common shares without par value of which 27,593,657 (April 21, 2004 27,718,657) were issued and outstanding.  As of April 21, 2004, the two registered holders who held 5% or more of the common shares of Getty are as follows, Robert Blankstein,(2,520,000), and John Lepinski, director (7,747,446) either directly or through companies that he owns and controls.

“Beneficial owner - The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership.  These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities.  A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement.  Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.”

The company’s major shareholders do not have different voting rights from other holders of the company’s common shares – see item 7.a.1(c)]

As of April 21, 2004, directors and officers of Getty,  as a group (5 persons) owned or controlled an aggregate of 9,525,112 shares (33.4%) of Getty.

Under the British Columbia Securities Act, insiders (generally officers, directors, holders of 10% or more of Getty’s shares) are required to file insider reports of changes in their ownership in the first 10 days of the month following a trade in Getty’s securities.  Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, Suite 200 - 865 Hornby Street, Vancouver, British Columbia V6Z 2H4 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca).

As of April 22, 2004 there were 229 registered shareholders of record holding a total of 27,718,157 common shares of Getty.  To the best of Getty’s knowledge there were 82 registered shareholders of record with registered addresses in Canada, 59 shareholders of record with registered addresses in the United States and 88 shareholders of record with registered addresses in other countries holding approximately 26,873,288 (96.95%) 287,625 (1.04%) and 557,744 (2.01%) of the outstanding common shares, respectively.  Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Getty or its predecessors during the year ended December 31, 2003, except on December 9, 2002, the Corporation held a Special Meeting whereby the shareholders approved an ordinary resolution of disinterested shareholders authorizing a proposed agreement between the Corporation and Robak Industries Ltd. to acquire the Getty South property (as to 50%) and 100 % of the Southwest and Central mineral claims (each subject to a 1.5% NSR) for a total of 12.0 million (pre-reversed-split) fully paid common shares.   The transaction received TSX Venture Exchange approval on March 7, 2003 and details of the transaction can be reviewed in the management proxy circular prepared for the December 9, 2002 meeting which is publicly accessible at www.sedar.com.

On July 6, 2004, the board of directors of Getty announced that it recently became aware of information that has caused it to re-examine a related party transaction entered into by the Company in 2002 with a company controlled by a director and officer of the Company.

On November 8, 2002 pursuant to a Mineral Property Interest Sale Agreement (MPISA) the Company agreed to acquire interests in certain mineral properties from Robak Industries Ltd., a company controlled by John Lepinski. Mr. Lepinski was a director and officer of the Company in 2002 and remains such. Mr. Lepinski was also a shareholder in the Company through related companies, including Robak, in 2002 and remains such. Pursuant to the MPISA, Robak agreed to transfer 100% interest in two satellite properties and 50% of the Getty South property to the Company.  In exchange, Robak received 12,000,000 (6,000,000 post-consolidation) shares and a 1.5% Net Smelter Return (NSR). The MPISA also required the Company to carry Robak’s 50% interest to production (the carried interest provision).

In order to address the related party issues of the MPISA, the Company retained an independent mineral property evaluator, Ross Glanville & Associates Ltd. (Glanville) to prepare a valuation and fairness opinion in furtherance of the acquisition of 50% of Getty South property by Getty from Robak (the October 2002 Opinion). The October 2002 Opinion determined that it was fair from a financial point of view to the shareholders of Getty for it to issue 12 million of its shares (pre-consolidation) in exchange for a 50% interest in Getty South and 100% interest in the two satellite properties. At a Special Meeting of shareholders of the Company held December 9, 2002, the disinterested shareholders approved the acquisition of 50% of Getty South from Robak.

In 2004, as a result of the Company’s invitation, Robak presented the Company with the opportunity to acquire the remaining 50% interest in Getty South. In accordance with appropriate corporate governance procedures, the Board commissioned Glanville to prepare another valuation and fairness opinion on the acquisition of the remaining 50% interest in the Getty South property (the May 2004 Valuation). During the course of his review of material in support of the May 2004 Valuation, Glanville reported that he had become aware of resource information material to his October 2002 Opinion that he did not have at the time he prepared the October 2002 Opinion.

The October 2002 Opinion was based on a prior inferred resource estimate of 36 million tonnes of 0.47% Cu.  After reviewing the resource information, which Glanville concluded casts doubt on that estimate, it is now Glanville’s opinion that a 100% interest in the Getty South property (excluding the value of the satellite properties and subject to the 1.5% NSR) is $1.65 million; and taking into consideration the carried interest provision in the MPISA, which had not been considered in the October 2002 Opinion, of this amount, Glanville apportions $1.55 million of the total to Robak’s 50% interest and $100,000 to the Company’s 50% interest.  Glanville attributes the reduction in the value of 100% of Getty South from $5.0 million in October 2002 to $1.75 million in May 2004 to the effect of the carried interest provision and the resource information not taken into consideration by him in October 2002.  As part of the new valuation, and in light of the resource information that he concluded cast doubt on the prior inferred resource estimate, Glanville re-valued the prior exploration expenditures of $5.5 million, which he reduced from of $4.76 million to $1.70 million, and applied a higher discount rate to the calculated adjusted present value.

The Company has retained independent outside legal counsel, and the Board intends to seek additional technical advice regarding the valuations and is currently reviewing the facts relating to the Getty South transaction and may be seeking further technical advice, and will advise the market as material information becomes available.

The Company considers the Getty North property to be its primary exploration target and is the property on which the Company is expending most of its resources. Teck Cominco, on behalf of Highland Valley Copper, is conducting an exploration program on other Getty property under the terms of a Memorandum of Understanding with Highland Valley Copper. The Company has not conducted any exploration activity on the 50% interest in the Getty South property since it was acquired from Robak, nor is it required to do so in the future under the terms of the MPISA. This review of the acquisition of the Getty South property does not affect the Company’s ownership in any of its other assets including the Getty North, Getty Central, Getty Southwest or Transvaal properties, or the Company’s Memorandum of Understanding with Highland Valley Copper.

The Board of Directors has appointed a Committee consisting of two directors, Mr. Pat Raleigh, P.Eng. and Mr. Robert C. Gardner, Q.C.  to negotiate with Robak Industries Ltd., a company controlled by Mr. John Lepinski, with respect to the above mentioned matters.

Dr. Preto, a qualified person under National Policy 43-101, has served as the company’s, COO, and has been directing the company’s 2004, diamond drill and exploration programs as announced by the company on June 7th, 2004.  The work and exploration programs, which commenced May 25th, 2004 on the company’s, Getty North Highland Valley Property located in Kamloops, British Columbia, will consist of a minimum of 10 diamond drill holes totaling approximately 2500 meters.  Geochemical and Geophysical analysis will also be conducted on this property.

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

B

Significant Changes

There have been no significant changes to the accompanying financial statements since December 31, 2003.  Except as disclosed herein.

ITEM  9

THE OFFER AND LISTING

A.

Offer and Listing Details

Trading Markets

TSX Venture Exchange: GTC – Trading in Canadian Dollars (formally GTY prior to share consolidation 2 for 1 March 7, 2003)
	High	Low		High	Low
	($)	($)		($)	($)
Annual			By Quarter
2003	0.75	0.18	Calendar 2002
2002	0.40	0.08	First Quarter	0.16	0.08
2001	0.23	0.03	Second Quarter	0.14	0.08
2000	0.19	0.07	Third Quarter	0.30	0.08
1999	0.38	0.06	Fourth Quarter	0.40	0.22

Monthly			Calendar 2003
			First Quarter	0.32	0.20
January, 2004	0.80	0.64	Second Quarter	0.43	0.18
February, 2004	0.75	0.60	Third Quarter	0.52	0.21
March, 2004	0.80	0.61	Fourth Quarter	0.75	0.30
April, 2004	0.78	0.64
May, 2004	0.65	0.50	Calendar 2004
June, 2004	0.78	0.65	First Quarter	0.80	0.60

B.

Plan of Distribution

Not applicable.

C.

Markets

The shares of Getty have traded in Canada on the TSX Venture Exchange, formally Canadian Venture Exchange (“CDNX” successor Exchange to the Vancouver Stock Exchange) commencing June 9, 1993, (symbol-GTY) and since December 6, 1996 on the Toronto Stock Exchange (“TSE”).  On August 1, 2000 Getty’s common shares were suspended from trading on the TSE due to Getty’s level of business activity and the amount of its exploration expenditures.  Getty has delisted from the Toronto Stock Exchange and currently only trades on the TSX Venture Exchange

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM  10

ADDITIONAL INFORMATION

A.

Share Capital

Getty’s share capital consists of one class only, namely common shares without par value, of which an unlimited number of shares are authorized and 27,718,657 common shares without par value are issued and outstanding as of  July 12th.  The accompanying audited financial statements provide details of all share issuance effected by Getty in the issue price per share for the four previous fiscal years.  There are no shares of Getty which are held by or on behalf of Getty.  There was a share consolidation on March 7, 2003, on a two old for one new basis.  There were no other changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years.  All common shares of Getty rank pari passu for the payment of any dividends and distributions in the event of a windup.

B.

Memorandum and Articles of Association

Getty’s Articles of Incorporation are registered with Industry Canada under Certificate No. 197635-1 under the Canada Business Corporations Act (“CBCA”).

Objects and Purposes

Getty’s Restated Articles of Incorporation do not specify objects or purposes.

Directors Powers and Limitations

Getty’s Articles of Incorporation specify that there will be a minimum of three and a maximum of seven directors.  Under Getty’s Articles of Incorporation the directors are entitled between successive annual general meetings to appoint one or more additional directors but not more than one-third of the number of directors actually elected at the preceding annual meeting.  Directors automatically retire at the commencement of each annual meeting subject to being re-elected.

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

Shareholders’ Meetings

Under the CBCA, Getty’s directors must call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting and may at any time call a special meeting of shareholders.

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

C.

Material Contracts

(a)

Getty’s material contracts are as follows (they are described in detail under Item 4.A):

1.

November 2002 agreement with Robak whereby the company acquired its interest in the New Getty Properties as described in Item 4 and Item 7; and

2.

HVC Memorandum of Understanding;

3.

December 2003, Flow Through private placement $2,015,000.

4.

Agreement with Genco for the acquisition of the Transvaal mineral claims

5.

Endeavour Financial Ltd.   Getty retained this company in March of 2004. To provide stratigic direction and corporate development advice.  Endeavour has fifteen years experience in providing these services to the mining and mineral industry.

6.

Vanguard Shareholder Solutions Inc.  In July 2004, Getty has retained this company to provide corporate communications services.

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling.  An investment in the Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Getty was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Getty and the value of the assets of Getty, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Getty. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Getty was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Getty and the value of the assets of Getty, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2001 exceeds Cdn$192 million.  A non-Canadian would acquire control of Getty for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares.  The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Getty unless it could be established that, on the acquisition, Getty was not controlled in fact by the acquirer through the ownership of the Common Shares.

The foregoing assumes Getty will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including

a)

an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

b)

an acquisition of control of Getty in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

c)

an acquisition of control of Getty by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Getty, through the ownership of the Common Shares, remained unchanged.

E.

Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of Getty for a shareholder of Getty who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of Getty as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”).  This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Getty is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect.  This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder’s interest.  Investors are advised to obtain independent advice from a shareholder’s own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances.

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

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of Getty is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  The capital gains net of losses included in income are as follows.  As of October 17, 2000 the gains net of losses included after October 17, 2000, as to 50%.  There are special transitional rules to apply capital losses against capital gains that arose in different periods.  The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

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

Under current Treasury Regulations, dividends paid on Getty’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax.  However, dividends and the proceeds from a sale of Getty’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax for 2004, unless the paying agent is furnished with a duly completed and signed Form W-9.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Getty appears to have been a PFIC for the fiscal year ended December 31,  2004, and at least certain prior fiscal years.  In addition, Getty expects to qualify as a PFIC for the fiscal years ending December 31, 2005 and may also qualify as a PFIC in future fiscal years.  Each U.S. Holder of Getty is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

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

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2003, being the date of the Company’s most recently completed fiscal year.  This evaluation was carried out under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to the Company required to be included in its periodic SEC filings.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company’s most recently completed fiscal year ended December 31, 2003, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(2)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(3)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.”

ITEM  16

[RESERVED]

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT.

The registrant audit committee is comprised of three directors,  Robert Gardner QC and Brian Smith QC. and Jean Jacques Treyvaud who holds a doctorate in economics and has previous banking experience.   Robert Gardner has served on a number of audit committees.   In the event of any contentious matters, the company would  seek independent advice from a qualified financial expert.

The registrant’s board of directors includes Mr. Donald Willoughby FCA, a chartered accountant in public practice. Mr. Willoughby reviews all quarterly reports and the annual financial statements before submitting them to the audit committee for approval.

ITEM 16B – CODE OF ETHICS

The company currently does not have a code of ethics, however  the board of directors has appointed a governance committee which is currently formalizing a mandate of conduct for the Company to be approved at the next board meeting.   The company recently became aware of this requirement and had previously relied on the board of directors individual personal integrity.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The audit fees for the 2003 was $ 13,000  (2002 - $ 11,000 )

ITEM 16D – EXEMTPIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

PART III

ITEM 17

FINANCIAL STATEMENTS THE FOLLOWING ATTACHED FINANCIAL STATEMENTS ARE INCORPORATED HEREIN:

(1)

Auditors’ Reports on the balance sheets as at December 31, 2003, and 2002, and the statements of operations and deficit, mineral property interests and changes in cash flows for each of the three years ended December 31, 2003, 2002 and 2001;

(2)

Balance sheets as at December 31, 2003, and 2002;

(3)

Statements of operations and deficit for each of the three years ended December 31, 2003, 2002 and 2001;

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

Exhibit Number	Document Description	Page Number
1.1†	Certificate of Incorporation of Getty dated September 23, 1985.	June 1998
1.2†	Certificate of Change of Name dated November 12, 1992.	June 1998
1.3†	Bylaws of Getty dated September 23, 1985.	June 1998
4.4†	Agreement of Purchase and Sale (Getty North) dated June 30, 1992, between Getty, Robak Industries Ltd. and Masco Capital Inc.	June 1998
4.5†	Property Amending Agreement between Getty, Robak Industries Ltd. And Masco Capital Inc. dated September 30, 1992.	June 1998
4.6†	Getty Southwest Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.7†	Amendment to Getty Southwest Mineral Property Transfer Agreement dated August 14, 1996, between Getty and Robak Industries Ltd.	June 1998
4.8†	Getty South Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.9†	Amendment to Getty South Mineral Property Transfer Agreement dated August 14, 1996 between Getty and Robak Industries Ltd.	June 1998
4.10†	Getty Central Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.11†	Amendment to Getty Central Mineral Transfer Agreement dated August 14, 1996 between Getty and Robak Industries Ltd.	June 1998
4.12†	Option Agreement (Transvaal Property) dated October 15, 1996, between Getty and Globe Resources Inc.	June 1998
4.13†	Joint Venture Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.14†	Amendment to Joint Venture Agreement dated August 14, 1996, between Getty and Robak Industries Ltd.	June 1998
4.15†	Joint Venture dated October 15, 1996, between Getty and Globe Resources Inc.	June 1998
4.16†	Management Agreement dated July 1, 1995, between Getty and Freeway Properties Inc.	June 1998
4.17†	Incentive Stock Option Agreements dated June 9, 1995, between Getty and various optionees.	June 1998
4.25†	Escrow Agreement (BC) dated October 29, 1985 between Getty, Getty’s shareholders, and Yorkshire Trust Company of Canada.	June 1998
4.26†	Escrow Agreement (BC) dated June 1, 1993 between Getty, Robak Industries Ltd., Masco Capital Inc., and Montreal Trust Company of Canada.	June 1998
4.27†	KHA Resource Modelling Inc. Memo Report on Getty North dated December 18, 1997.	June 1998
4.28†	Consent of KHA Resource Modelling Inc. dated December 17, 1997.	June 1998
4.29	Bill of Sale Absolute dated April 11, 1998 between Robak Industries Ltd. and Getty.	June 1998
4.30	Escrow Release	June 1999
4.31	Mineral Property Interest Sale Agreement November 8, 2002	July 2004
4.34	Letter from Computershare, Escrow Release August 25, 2003	July 2004
4.32	Highland Valley Copper – Memorandum of Understanding December 18, 2003	July 2004
4.33	Flow Through Private Placement Agreement December 2003	July 2004
4.35	Genco Transvaal Sales Agreement	July 2004
4.36	June 2004 Private Placement $300,000	July 2004
12.01	Certification of Chief Executive Officer	July 2004
12.02	Certification of Chief Financial Officer	July 2004
13.01	Certification – Vittorio Preto	July 2004
13.02	Certification –Donald Willoughby	July 2004

____________________________

† Previously filed.

SIGNATURES

Getty certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GETTY COPPER INC.

Per:

“Vittorio Preto”

Vittorio A.  Preto
Chief Executive Officer

DATED:

July 15, 2004

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

FINANCIAL STATEMENTS

DECEMBER 31, 2003

AUDITORS'  REPORT

To the Shareholders of

Getty Copper Inc.

We have audited the balance sheets of Getty Copper Inc. (formerly Getty Copper Corp.) as at December 31, 2003 and 2002 and the statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2003.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its activities and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

CHARTERED  ACCOUNTANTS

Vancouver,  Canada

February 12, 2004

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

BALANCE SHEETS

(In Canadian Dollars)

	December 31,
ASSETS	2003	2002
Current assets
Cash and short-term investments	$ 2,083,922	$ 124,518
Exploration tax credits and goods and services tax recoverable	6,289	27,878
Prepaid expenses	5,698	7,601

	2,095,909	159,997

Mineral properties (note 3)	1,680,471	471,508

Property, building and equipment (note 4)	186,575	199,325

	$ 3,962,955	$ 830,830

LIABILITIES
Current liabilities
Accounts payable	$ 457,572	$ 183,407
Loan payable (note 5)	66,621	66,621
Current portion of mortgage payable	1,836	1,705

	526,029	251,733

Accounts payable deferred (note 6)	---	193,629

Mortgage payable (note 7)	97,024	98,860

	623,053	544,222

SHAREHOLDERS' EQUITY

Share capital (note 9)	15,662,319	12,219,794

Contributed surplus (note 9)	781,966	767,966

Deficit	(13,104,383)	(12,701,152)

	3,339,902	286,608

	$ 3,962,955	$ 830,830

Approved by the Directors

“John B. Lepinski”

,  Director

“Donald R. Willoughby”

,  Director

See accompanying notes to the financial statements.

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

STATEMENTS OF OPERATIONS AND DEFICIT

(In Canadian Dollars)

	Year Ended
	December 31,
	2003	2002	2001
Revenue
Interest	$ 1,080	$ 309	$ 5,025
Rent	2,242	667	---

	3,322	976	5,025

Expenses
Amortization	4,941	6,074	7,358
General and administrative	306,657	229,767	192,428

	311,598	235,841	199,786

	(308,276)	(234,865)	(194,761)
Provision for impairment of and exploration costs of
mineral properties (note 3)	(94,955)	(16,071)	(9,417,727)

Loss for the year before income taxes	(403,231)	(250,936)	(9,612,488)

Future income tax recovery	---	---	1,773,000

Net loss for the year	(403,231)	(250,936)	(7,839,488)

Deficit, beginning of the year	(12,701,152)	(12,450,216)	(4,610,728)

Deficit, end of the year	$ (13,104,383)	$ (12,701,152)	$ (12,450,216)

See accompanying notes to the financial statements.

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

STATEMENTS OF CASH FLOWS

(In Canadian Dollars)

	Year Ended
	December 31,
	2003	2002	2001
Cash flows from (used in) operating activities
Net loss for the year	$ (403,231)	$ (250,936)	$ (7,839,488)
Add: Items not involving cash
Amortization	4,941	6,074	7,358
Provision for impairment of and
exploration costs of
mineral properties	94,955	16,071	9,417,727
Stock option compensation expense	14,000	---	---
Future income tax recovery	---	---	(1,773,000)

	(289,335)	(228,791)	(187,403)
Net change in non-cash working
capital balances
Decrease (increase) in exploration tax
credits and goods and services
tax recoverable	21,589	(21,517)	(975)
Decrease (increase) in prepaid expenses	1,903	(6,105)	6,095
Increase in accounts payable	80,536	19,884	78,512

	(185,307)	(236,529)	(103,771)

Cash flows from (used in) financing activities
Proceeds of (repayment of) of loan, net	---	(47,600)	28,321
Mortgage principal repayments	(1,705)	(273)	(1,312)
Issuance of shares, net of issuance costs	2,242,525	414,584	---

	2,240,820	366,711	27,009

Cash flows used in investing activities
Exploration costs	(85,246)	(4,855)	(117,433)
Acquisition of mineral properties	(8,963)	---	---
Acquisition of capital assets	(1,900)	(2,245)	(1,365)

	(96,109)	(7,100)	(118,798)

Increase (decrease) in cash during the year	1,959,404	123,082	(195,560)

Cash and short-term investments,
beginning of the year	124,518	1,436	196,996

Cash and short-term investments,
end of the year	$ 2,083,922	$ 124,518	$ 1,436

See accompanying notes to the financial statements.

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

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

Of the cash and short-term investments held at December 31, 2003, $2,015,000 is required to be expended on exploration in accordance with the December 31, 2003 flow through share issue.  The company has an urgent need for equity capital and financing for working capital requirements.  The company is not in a position to discharge its liabilities as they become due in the ordinary course of business.

Effective March 7, 2003 the company changed its name from Getty Copper Corp. to Getty Copper Inc.

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

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

2.

Significant accounting policies - continued

c)

Property, building and equipment

Property, building and equipment are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment

30%

Building

4%

Computer equipment

30%

Computer software

100%

Office equipment

20%

Portable buildings

30%

d)

Stock option plan

The company records compensation expense when stock or stock options are issued to employees.  Prior to 2002, no compensation expense was recorded when stock or stock options were issued to employees.  The change in accounting policy was applied prospectively.

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

h)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of management estimates relate to the valuation of its mineral properties and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

3.

Mineral properties

	2003	2002

Getty Northwest mineral claims, acquisition costs	$ 33,210	$ 33,210

Getty Central mineral claims, acquisition costs	111,846	9,300

Getty North mineral claims, acquisition costs	352,398	352,398

Getty South mineral claims, 50% interest, acquisition costs	1,069,134	63,300

Getty Southwest mineral claims, acquisition costs	113,883	13,300

Transvaal mineral claims, 50% interest	---	---

	$ 1,680,471	$ 471,508

Exploration costs provided for are comprised of:

	2003	2002

Assay	$ 475,832	$ 473,396
Drilling	4,207,932	4,207,932
Environmental	254,454	254,454
Feasibility study	166,709	129,886
Geology	2,426,207	2,420,131
Metallurgy	228,085	228,085
Other	1,755,624	1,706,004
Provision for impairment and exploration costs	(9,514,843)	(9,419,888)

	$ ---	$ ---

Property, building and equipment amortization included in exploration costs during 2003 amounted to $9,709 (2002 - $11,216).

Exploration tax credits included in exploration costs during 2003 amounted to $1,111 (2002 - $24,404).

The mineral claims are located within the Highland Valley, British Columbia mining district and cover an area in excess of 200 square kilometres.

The Getty mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak Industries Ltd. ("Robak"), which is controlled by a director of the company.

The company originally acquired a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak under certain terms which were not met.  On November 8, 2002 the company and Robak terminated the original agreement and entered into an agreement for the company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 common shares of the company at a deemed value of $1,200,000, an agreement by the company to pay 100% of the costs to place the Getty South mineral claims into production, and a 1-1/2% net smelter royalty in favour of Robak.  The purchase was recorded at the estimated fair market value of the interest in the mineral claims acquired.

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

3.

Mineral properties - continued

The Transvaal mineral claims were acquired by an option agreement with Genco Resources Inc. (formerly Globe Resources Inc.) which expired on October 15, 2003.  Getty Copper Inc. has entered into an agreement in principle to acquire the Transvaal mineral claims from Genco Resources Inc.  The agreement is subject to an independent fairness opinion on the proposed purchase price of $300,000 to be paid by issuing Getty Copper Inc.'s stock at a deemed price of $0.60 per share and is subject to regulatory approval.

On December 19, 2003 the company and Genco Resources Inc. entered into a memorandum of understanding with Highland Valley Copper Corporation ("HVC") for it to earn an interest in certain of Getty Copper Inc.'s mineral properties and to form a joint venture if certain conditions are met.  The memorandum of understanding allows HVC to explore and develop certain mineral properties.  Under the terms of the memorandum HVC will have the right to earn an initial 51% interest in the mineral claims by spending an aggregate of $5 million by December 31, 2006, under the following schedule:

$1,350,000 by December 31, 2004

$3,000,000 by December 31, 2005

$5,000,000 by December 31, 2006

Upon earning its initial interest, HVC will have the right to earn a further 19% interest (for a 70% interest) by expending a further $10 million and completing a feasibility study over the next four years.  If HVC elects not to expend the additional $10 million and complete a feasibility study, its interest in the property will revert to a 45% participating interest if at least $10 million is expended and a joint venture will be established with Getty Copper Inc. having a 55% interest and being the operator.  If less than $10 million is expended Getty Copper Inc.'s interest in the joint venture will be 65% providing at least $5 million has been expended.  Under the terms of the memorandum, if HVC proceeds with a production plan, it will either arrange project financing for at least 65% of the capital costs or extend and offer, on acceptable commercial terms, to lend Getty Copper Inc. 65% of its portion of the capital costs to place the project into commercial production.  Each company will contribute its pro rata share of the equity required on a 70% HVC:  30% Getty Copper Inc. basis.

The company is pursuing approaches to further develop its mineral properties.  Although it is uncertain whether the company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties the company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, during the period ended December 31, 2001 the company recorded a provision for impairment of its exploration costs in the amount of $9,403,817 and of claims acquisition costs of $13,910.

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

4.

Property, building and equipment

	2003
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$ 39,602	$ 37,046	$ 2,556
Computer equipment	94,854	86,263	8,591
Computer software	74,359	74,359	---
Office equipment	72,062	56,084	15,978
Portable buildings	12,112	11,519	593
Building	178,124	41,589	136,535
Land	22,322	---	22,322

	$ 493,435	$ 306,860	$ 186,575

	2002
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$ 39,602	$ 35,950	$ 3,652
Computer equipment	94,424	82,674	11,750
Computer software	74,359	74,147	212
Office equipment	70,592	52,274	18,318
Portable buildings	12,112	11,264	848
Building	178,124	35,901	142,223
Land	22,322	---	22,322

	$ 491,535	$ 292,210	$ 199,325

See note 7.

5.

Loan payable

The loan payable is to a company controlled by an officer and director of the company, bears interest at 8% per annum, has no fixed terms of repayment, and is secured by a general security agreement.

6.

Accounts payable deferred

Creditors previously agreed to defer payment of $193,629 until the earlier of June 3, 2004 or until the company has completed a financing that leaves it with a minimum working capital of $50,000.

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

7.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2007.

Principal repayments required are as follows:

2004	$ 1,836
2005	1,976
2006	2,127
2007	92,921

$ 98,860

8.

Income taxes

Significant components of the company's future income tax assets are as follows:

	2003	2002

Tax value of mineral properties in excess of book value	$ 1,738,000	$ 2,034,000
Tax value of capital assets in excess of book value	109,000	110,000

	1,847,000	2,144,000
Valuation allowance	(1,847,000)	(2,144,000)

	---	---

Net operating loss carryforwards	803,000	931,000
Valuation allowance	(803,000)	(931,000)

	---	---

Net future income tax assets	$ ---	$ ---

The company has determined that realization is not more likely than not and therefore a valuation allowance against the future income tax assets has been recorded.

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

8.

Income taxes - continued

A reconciliation between the company's statutory and effective tax rates is as follows:

	2003	2002	2001

Statutory rate	37%	40%	45%
Tax rate change	(2)	---	141
Unrecognized benefit of current year's losses	(35)	(40)	(168)

Effective rate of tax recovery	---	---	18%

At December 31, 2003 the company has approximately $2,255,000 of loss carryforwards which may be available to reduce taxable income in future years.

These losses expire as follows:

2004	$ 716,000
2005	397,000
2006	236,000
2007	195,000
2008	188,000
2009	228,000
2010	295,000

$ 2,255,000

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

9.

Share capital

	Shares	Amount
Authorized
Unlimited number of common shares
Issued
Balance at January 1, 2002	28,402,313	$ 11,805,210
Shares issued for cash	5,085,000	417,000
Share issue costs		(2,416)

Balance at December 31, 2002	33,487,313	12,219,794

Share consolidation	(16,743,656)	---
Shares issued for cash	4,850,000	2,380,000
Shares issued for mineral properties (note 3)	6,000,000	1,200,000
Share issue costs		(137,475)

Balance, December 31, 2003	27,593,657	$ 15,662,319

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

9.

Share capital - continued

Effective March 7, 2003 the issued and outstanding common shares of the company were consolidated on the basis of two common shares into one common share.

During 2002 the company issued 85,000 common shares at $0.20 per share upon the exercise of previously outstanding share purchase warrants.  The balance of the previously outstanding share purchase warrants expired November 20, 2002.

During 2002 the company issued 2,000,000 units at $0.05 per unit.  Each unit included one common share and one share purchase warrant which entitled the holder to purchase an additional common share.  After consolidation 1,000,000 warrants remained outstanding entitling the holder to purchase a common share at $0.20 up to September 26, 2003.  During 2003, all of the warrants were exercised.

During 2002 the company issued 3,000,000 units at $0.10 per unit.  Each unit included one common share and one share purchase warrant which entitled the holder to purchase an additional share.  After consolidation, 1,500,000 warrants remained outstanding entitling the holder to purchase a common share at $0.22 up to September 24, 2004.  During 2003, 750,000 of these warrants were exercised, leaving 750,000 warrants outstanding.

On December 31, 2003 the company closed a private placement of 3,100,000 flow-through units at a price of $0.65 per unit.  Each unit comprises one flow-through common share and one-half of one share purchase warrant.  Each whole warrant (two half-warrants) is exercisable to purchase an additional flow-through share at a price of $0.75 per share until December 30, 2005.  In connection with the private placement, the company issued 155,000 agent’s share purchase warrants exercisable at a price of $0.75 for a two year period.

The remaining 187,500 post consolidation shares held in escrow were released during the year.

Contributed surplus of $767,966 arose on the cancellation in 1992 of 3,157,050 shares held in escrow for no consideration.  The shares were initially issued in 1988 in exchange for common shares of Exxau, Inc., a wholly-owned subsidiary at that time; in exchange for limited partnership units of Exxau, Ltd., Limited Partnership; and in settlement of Exxau, Ltd. Limited Partnership's indebtedness to the shareholders of Exxau, Inc.  The shares were surrendered and cancelled incidental to the company's listing application.  An additional $14,000 in contributed surplus arose in 2003 as a result of recording stock option compensation expense.  See note 10.

10.

Stock options

During 2003, the company granted 1,950,000 common share options to directors and employees exercisable at $0.61 per share to November 14, 2008.  The options vest over the 18 month period following the date of grant.  Based upon the Black-Scholes option valuation model, and a risk-free market rate of 3% and volatility of 7%, the estimated compensation cost related to the options granted is approximately $100,000 of which $14,000 was recognized during 2003.

There remains 1,395,231 common shares reserved for issuance under the company's share option plan.

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

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

	2003	2002

Exploration and development costs incurred	$ 9,225	$ 4,256
Accounts payable	$ 199,527	$ 201,523
Expenses
Interest	$ 9,031	$ 10,990
Management fees	$ 30,000	$ 30,000
Professional fees	$ 16,766	$ 12,654
Rent	$ 6,000	$ 6,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to between the parties.

b)

Financial instruments

The company's financial instruments consist of cash and short-term investments, accounts payable, loan payable, and mortgage payable.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying value, unless otherwise noted.  The fair value of the loan payable is not practical to determine with sufficient reliability due to the uncertainty over the timing and amount of repayment.

c)

Loss per share

Loss per share figures have not been provided as management does not consider this information meaningful considering the company's activities to date.

d)

Statement of cash flows

	2003	2002	2001
Cash used in operating activities includes:
Interest paid	$ 8,586	$ 8,871	$ 5,514
Interest received	$ 1,080	$ 309	$ 5,025

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

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

Had the company followed GAAP in the United States, certain items on the statements of operations and deficit would have been reported as follows:

	2003	2002	2001

Net loss under Canadian GAAP	$ (403,231)	$ (250,936)	$ (7,839,488)

Effect of the write-off of mineral properties	(1,208,963)	---	9,286,924

Effect of recognizing cost arising on the release
of shares from escrow	(73,125)	---	---

Effect of the write-off of mineral properties
on future income tax recovery	---	---	(1,773,000)

Net loss under United States GAAP	(1,685,319)	(250,936)	(325,564)

Deficit, beginning of year under
United States GAAP	(16,864,467)	(16,613,531)	(16,287,967)

Deficit, end of year under
United States GAAP	$ (18,549,786)	$ (16,864,467)	$ (16,613,531)

Loss per share under United States GAAP	($0.08)	($0.01)	($0.01)

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

13.

United States accounting principles - continued

a)

Short-term investments, mineral property costs, and escrow shares - continued

The effect of the differences in accounting under Canadian GAAP and United States GAAP on the balance sheets and statements of cash flows are as follows:

Balance sheets	December 31, 2003		December 31, 2002
		United		United
	Canadian	States	Canadian	States
	GAAP	GAAP	GAAP	GAAP

Current assets	$ 2,095,909	$ 2,095,909	$ 159,997	$ 159,997
Mineral properties	1,680,471	---	471,508	---
Property, building and
equipment	186,575	186,575	199,325	199,325

	$ 3,962,955	$ 2,282,484	$ 830,830	$ 359,322

Current liabilities	$ 526,029	$ 526,029	$ 251,733	$ 251,733
Other liabilities	97,024	97,024	292,489	292,489
Share capital	15,662,319	17,436,319	12,219,794	13,993,794
Contributed surplus	781,966	2,772,898	767,966	2,685,773
Deficit	(13,104,383)	(18,549,786)	(12,701,152)	(16,864,467)

	$ 3,962,955	$ 2,282,484	$ 830,830	$ 359,322

Statements of cash flows

	2003		2002		2001
		United		United		United
	Canadian	States	Canadian	States	Canadian	States
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Cash used in
operating activities	$ (185,307)	$ (270,552)	$ (236,529)	$ (241,384)	$ (103,771)	$ (221,204)

Cash from
financing activities	$ 2,240,820	$ 2,240,820	$ 366,711	$ 366,711	$ 27,009	$ 27,009

Cash from (used in)
investing activities	$ (96,109)	$ (10,864)	$ (7,100)	$ (94,245)	$ (118,798)	$ 127,225

GETTY COPPER INC.

(FORMERLY GETTY COPPER CORP.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(In Canadian Dollars)

13.

United States accounting principles - continued

b)

Income taxes

Under United States GAAP the benefits of assets with tax bases greater than the carrying amount and of tax loss carryforwards are to be recognized as deferred tax assets.  To the extent that those benefits may not be realized, a valuation allowance is to be provided for.  The company's deferred tax balances would be as follows:

	2003	2002	2001

Deferred tax assets, beginning of the year	$ 3,207,000	$ 3,338,000	$ 3,738,000

Benefit of operating losses, net	(78,000)	---	24,000

Adjustment for reduction in tax rate	(119,000)	(131,000)	(424,000)

Deferred tax assets, end of the year	3,010,000	3,207,000	3,338,000

Valuation allowance, beginning of the year	3,207,000	3,338,000	3,738,000

Current year's valuation allowance (recovery)	(197,000)	(131,000)	(400,000)

Valuation allowance, end of the year	3,010,000	3,207,000	3,338,000

	$ ---	$ ---	$ ---

The company has determined that realization of the future income tax benefits of the tax bases of the mineral properties being greater than the carrying amount and of net operating loss carryforwards is not more likely than not and therefore a valuation allowance has been recorded.

MINERAL PROPERTY INTEREST SALE AGREEMENT

THIS AGREEMENT is dated for reference November 8, 2002.

BETWEEN:

ROBAK INDUSTRIES LTD. c/o 203 – 1024 Ridgeway Avenue, Coquitlam, British Columbia V3J 1S5

(“Robak”)

AND:

GETTY COPPER CORP., 1000 Austin Avenue, Coquitlam, British Columbia V3K 3P3

(“Getty”)

WHEREAS:

(A)

Robak is the registered owner of a 100% interest in and to the claims comprising the Getty South Property (“Getty South”), the Getty Central Property (“Getty Central”) and the Getty Southwest Property (“Getty Southwest”) (together, the “Robak Properties”), all of which are located in the Kamloops Mining Division, Province of British Columbia, more particularly described on Schedule A.

(B)

Robak and Getty are parties to the following agreements:

(i)

a Mineral Property Transfer Agreement made as of the 8th day of November, 1995, as amended August 14, 1996, respecting the Getty Central Property;

(ii)

a Mineral Property Transfer Agreement made as of the 8th day of November, 1995, as amended August 14, 1996, respecting the Getty South Property;

(iii)

a Mineral Property Transfer Agreement made as of the 8th day of November, 1995, as amended August 14, 1996, respecting the Getty Southwest Property;

(iv)

a Joint Venture Agreement made effective November 8, 1995 respecting the Getty Central, Getty South, and Getty Southwest Properties;

(the foregoing, collectively herein referred to as the “Original Robak Agreements”)

(C)

Robak and Getty wish to terminate the Original Robak Agreements and enter into this Agreement;

(D)

Robak has agreed to sell and Getty has agreed to purchase a 100% interest in the Getty South Property and a 50% interest in the Getty Southwest and Getty Central Properties (such interests are herein the “Sold Interests”), on the terms hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements hereinafter contained the parties agree as follows

PART 1

REPRESENTATIONS AND WARRANTIES OF ROBAK

Representations and Warranties

1.1

ROBAK REPRESENTS AND WARRANTS TO GETTY THAT

it is beneficial owner of all of the mineral claims comprising the Robak Properties, free and clear of all liens, charges and claims of others and no taxes or rentals are or will be at the Closing due in respect of any thereof, the mineral claims comprising the Robak Properties have been and will as at the Closing be duly and validly located and recorded pursuant to the Mineral Act (British Columbia) and are in good standing in the mining recorder’s office until the date set opposite their respective names in Schedule A, each of the mineral claims comprising the Robak Properties are hereby sold subject to a retained 1.5% Net Smelter Return in favour of Robak (the “NSR”) calculated in accordance with Schedule “B”; and

there is no claim or challenge against or to the ownership of or title to any of the mineral claims comprising the Robak Properties, nor to the best of its knowledge is there any basis therefor and there are no outstanding agreements or options to acquire or purchase the Robak Properties or any portion thereof, and no person other than Robak, pursuant to the NSR, has any royalty or other interest whatsoever in production from any of the mineral claims comprising the Robak Properties.

Waiver

1.2

THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS PART 2 ARE PROVIDED FOR THE EXCLUSIVE BENEFIT OF GETTY AND ANY BREACH OF ANY ONE OR MORE THEREOF MAY BE WAIVED BY LEADER IN WHOLE OR IN PART AT ANY TIME WITHOUT PREJUDICE TO ITS RIGHTS IN RESPECT OF ANY OTHER BREACH OF THE SAME OR ANY OTHER REPRESENTATION OR WARRANTY AND THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS PART 2 WILL SURVIVE THE EXECUTION HEREOF.

PART 2

PURCHASE AND SALE

Purchase and Sale of Sold Interests

2.1

Robak, subject to the terms hereof, hereby sell to Getty the Sold Interests comprising:

(a)

a 50% interest in the Getty South Property;

(b)

a 100% interest in the Getty Southwest Property; and

(c)

a 100% interest in the Getty Central Property;

free and clear of all charges, encumbrances and claims, save and except for the NSR.

Consideration Payable by Getty

2.2

IN CONSIDERATION FOR THE SALE TO IT OF THE SOLD INTERESTS SUBJECT TO THE TERMS HEREOF, AS PROVIDED FOR IN §3.1, GETTY WILL ISSUE TO ROBAK 12,000,000 COMMON SHARES OF GETTY HAVING A DEEMED VALUE OF $0.10 PER SHARE (THE “SHARES”) ON THE CLOSING DATE.

Tax Election

2.3

EACH OF THE PARTIES SHALL MAKE THE NECESSARY ELECTION UNDER SECTION 85.1 OF THE INCOME TAX ACT (CANADA) TO EFFECT THE TRANSFER HEREBY CONTEMPLATED ON A TAX DEFERRED BASIS TO ROBAK AND SHALL ELECT THE TRANSFER VALUE AT ROBAK’S TAX COST OF THE SOLD INTERESTS.

Getty South Carried Interest

2.4

AS ADDITIONAL CONSIDERATION TO ROBAK HEREUNDER GETTY AGREES TO CARRY ROBAK’S 50% INTEREST IN THE GETTY SOUTH CLAIMS TO PRODUCTION.  FOR GREATER CERTAINTY GETTY SHALL PAY FOR ALL MINE DEVELOPMENT AND INFRASTRUCTURE COSTS RELATED TO THE GETTY SOUTH CLAIMS (IF IN GETTY’S SOLE DISCRETION THEY WARRANT BEING PLACED INTO COMMERCIAL PRODUCTION).  GETTY SHALL BE ENTITLED TO RECOVER FROM 100% PRODUCTION REVENUE FROM THE GETTY SOUTH CLAIMS ALL COSTS INCURRED BY GETTY IN PLACING THE GETTY SOUTH CLAIMS INTO PRODUCTION (INCLUDING A REASONABLE CHARGE RELATED TO THE ESTABLISHMENT OF MILLRING AND BENFICIATING FACILITIES WHICH ARE USED BY GETTY FOR ORES FROM OTHER CLAIMS IN THE AREA) AND THEREAFTER GETTY AND ROBAK SHALL SHARE NET PRODUCTION REVENUE 50:50 (SUBJECT TO THE NSR).

PART 3

THE CLOSING

Conditions Precedent to Closing

3.1

ROBAK AND GETTY ACKNOWLEDGE THAT THEY ARE RELATED PARTIES IN ACCORDANCE WITH THE POLICIES OF THE TSX VENTURE EXCHANGE AND THAT THE PROPOSED SALE TO GETTY OF THE SOLD INTERESTS IS SUBJECT TO:

(a)

Disinterested shareholder approval; and

(b)

Approval of the TSX Venture Exchange.

Resale Restrictions

3.2

ROBAK ACKNOWLEDGES THAT THE SHARES ISSUED TO IT HEREUNDER WILL BE SUBJECT TO A STATUTORY HOLD PERIOD AND RESALE RESTRICTIONS RELATING TO CONTROL PERSONS.

Closing

3.3

THE PURCHASE AND SALE OF THE PROPERTY INTERESTS WILL OCCUR AT A CLOSING (THE “CLOSING”) WHICH WILL OCCUR ON THE SECOND BUSINESS DAY AFTER RECEIPT BY GETTY OF THE REQUIRED TSX VENTURE EXCHANGE ACCEPTANCE FOR THIS AGREEMENT AND PROVIDING THE CONDITIONS PRECEDENT HAVE BEEN MET.

Getty’s Obligations at the Closing

3.4

AT THE CLOSING GETTY WILL DELIVER TO ROBAK:

(a)

Certified directors and shareholders resolutions;

(b)

a copy of the TSX Venture Exchange letter accepting the transaction; and

(c)

a certificate representing 12,000,000 shares in the capital of Getty.

Robak’s Obligations at the Closing

3.5

AT THE CLOSING ROBAK WILL DELIVER TO GETTY RECORDABLE BILLS OF SALE UNDER THE MINERAL TENURE ACT IN FAVOUR OF GETTY OF THE SOLD INTERESTS.

Latest Closing Date

3.6

IF CLOSING HAS NOT OCCURRED WITHIN 120 DAYS OF THE DATE HEREOF, EITHER PARTY MAY TERMINATE THIS AGREEMENT WITHOUT COST OR OBLIGATION.

PART 4

NOTICES

Means

4.1

EACH NOTICE, DEMAND OR OTHER COMMUNICATION REQUIRED OR PERMITTED TO BE GIVEN UNDER THIS AGREEMENT WILL BE IN WRITING AND WILL BE SENT BY PREPAID REGISTERED MAIL DEPOSITED IN A POST OFFICE IN CANADA ADDRESSED TO THE PARTY ENTITLED TO RECEIVE THE SAME, OR DELIVERED TO SUCH PARTY AS FOLLOWS:

(a)

if to Robak:

Robak Industries Ltd.
c/o 203 – 1024 Ridgeway Avenue
Coquitlam, British Columbia V3J 1S5

Attention:  John Lepinski
Facsimile:  c/o (604) 931-2814

(b)

if to Getty:

Getty Copper Corp.
1000 Austin Avenue
Coquitlam, British Columbia V3K eP3

Attention:  Corporate Secretary
Facsimile:  604 931-2814

4.2

THE DATE OF RECEIPT OF ANY SUCH NOTICE, DEMAND OR OTHER COMMUNICATION WILL BE THE DATE OF DELIVERY THEREOF IF DELIVERED, OR, IF GIVEN BY REGISTERED MAIL AS AFORESAID, WILL BE DEEMED CONCLUSIVELY TO BE THE FIFTH DAY AFTER IT IS SO MAILED EXCEPT IN THE CASE OF INTERRUPTION OF POSTAL SERVICES FOR ANY REASON WHATEVER, IN WHICH CASE THE DATE OF RECEIPT WILL BE THE DATE ON WHICH THE NOTICE, DEMAND OR OTHER COMMUNICATION IS ACTUALLY RECEIVED BY THE ADDRESSEE.

Change of Address

4.3

EITHER PARTY MAY AT ANY TIME AND FROM TIME TO TIME NOTIFY THE OTHER PARTY IN WRITING OF A CHANGE OF ADDRESS AND THE NEW ADDRESS TO WHICH NOTICE WILL BE GIVEN TO IT THEREAFTER UNTIL FURTHER CHANGE.

PART 5

GENERAL

Entire Agreement

5.1

THIS AGREEMENT WILL SUPERSEDE AND REPLACE ANY OTHER AGREEMENT OR ARRANGEMENT, WHETHER ORAL OR WRITTEN, HERETOFORE EXISTING BETWEEN THE PARTIES IN RESPECT OF THE SUBJECT MATTER OF THIS AGREEMENT.

Consents

5.2

NO CONSENT OR WAIVER EXPRESSED OR IMPLIED BY EITHER PARTY IN RESPECT OF ANY BREACH OR DEFAULT BY THE OTHER IN THE PERFORMANCE BY SUCH OTHER OF ITS OBLIGATIONS HEREUNDER WILL BE DEEMED OR CONSTRUED TO BE A CONSENT TO OR A WAIVER OF ANY OTHER BREACH OR DEFAULT.

Further Assurances

5.3

THE PARTIES WILL PROMPTLY EXECUTE OR CAUSE TO BE EXECUTED ALL DOCUMENTS, DEEDS, CONVEYANCES AND OTHER INSTRUMENTS OF FURTHER ASSURANCE WHICH MAY BE REASONABLY NECESSARY OR ADVISABLE TO CARRY OUT FULLY THE INTENT OF THIS AGREEMENT OR TO RECORD WHEREVER APPROPRIATE THE RESPECTIVE INTERESTS FROM TIME TO TIME OF THE PARTIES IN THE SOLD INTERESTS.

Enurement

5.4

THIS AGREEMENT WILL ENURE TO THE BENEFIT OF AND BE BINDING UPON THE PARTIES AND THEIR RESPECTIVE SUCCESSORS AND PERMITTED ASSIGNS.

Governing Law

5.5

THIS AGREEMENT WILL BE CONSTRUED IN ACCORDANCE WITH THE LAWS IN FORCE FROM TIME TO TIME IN THE PROVINCE OF BRITISH COLUMBIA.

Independent Counsel

5.6

ROBAK ACKNOWLEDGES THIS AGREEMENT WAS PREPARED BY GETTY’S SOLICITORS AND ROBAK WILL OBTAIN INDEPENDENT COUNSEL WITH RESPECT TO ITS RIGHTS AND OBLIGATIONS HEREUNDER.

Arbitration

5.7

THE PARTIES WILL, SO FAR AS LAWFULLY POSSIBLE, REFER ALL DISPUTES AND CONTROVERSIES WHICH MAY ARISE HEREUNDER TO BINDING ARBITRATION UNDER THE COMMERCIAL ARBITRATION ACT (BRITISH COLUMBIA) BY A SINGLE ARBITRATOR WHO SHALL BE A MINING ENGINEER FAMILIAR WITH HIGHLAND VALLEY MINING OPERATIONS.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

Robak Industries Ltd.

Per:

Authorized Signatory

Getty Copper Corp.

Per:

Authorized Signatory

Schedule A

Mineral Claims

Schedule B

Net Smelter Royalty

Stock Transfer Services 510 Burrard Street Vancouver, British Columbia Canada V6C 3B9 Tel: (604) 661-9400 Fax: (604) 661-9401

August 25, 2003

TSX Venture Exchange

Attention: Karen Chernoff

Suite 2700

650 West Georgia Street,

PO Box 11633

Vancouver, B.C.

V6B 4N9

Dear Sirs:

Re:      Getty Copper Inc. - Escrow Release

            Submission #86042 - “Follow Up”

We are pleased to confirm the following:

1.  The original number of escrow shares was 375,000 (post consolidation)

2.  The escrow release was completed on August 25, 2003.

3.   The number of shares released was 187,500 shares and a balance of  NIL shares remain in escrow.

4.   The list of registered shareholders of escrow stock and the number of shares held after the release

       Name                                                                         Number of Shares

       NIL

Yours truly

A. Jones-Cook

Assistant Account  Manager

Stock Transfer Services

Telephone:(604) 661-0216

Fax:           (604) 683-3694

c.c.  Getty Copper Inc.

        B.C. Securities Commission - Attn: Corporate Finance

        Lang Michener - Bernhard Zinkhofer

Highland Valley Copper

December 18, 2003

Getty Copper Inc. and

Genco Resources Ltd.

550 – 999 W. Hastings St.

Vancouver, B.C.

V6C 2W2

Attention:

Mr. Gordon Blankstein

Dear Sirs:

Re:

Highland Valley Area, B.C. – Memorandum of Understanding

Getty Copper Inc. (“Getty”) and Genco Resources Ltd. (“Genco”) own those mineral claims in the Highland Valley Area (“Exploration Claims” or “The Property”) located to the west of mineral claims comprising the Getty North and Getty South zones (“Resource claims”) which cover the current oxide/sulphide resource owned by Getty Copper Inc.  The Exploration Claims comprise the Getty West/Transvaal Zone, Glossie Grid Zone and North Valley Grid Zone more particularly described in Schedule A.  That portion of the Property set out in Part I of Schedule A consisting of the North Valley Grid Zone and the Glossie Grid Zone is owned entirely by Getty, while that portion of the Property set out in Part 2 of Schedule A and known as the Getty West/Transvaal Zone is owned in part by Genco (Transvaal Crown granted claims) and in part by Getty (Getty Claims).  All Exploration Claims currently owned by Getty are subject to a 1.5% NSR royalty in favour of Robak Industries Ltd., a private company of which John Lepinski is the beneficial owner, while the Transvaal Claims are subject to a 1.5% Net Returns Royalty in favour of the Houghton Estate Beneficiaries, to a maximum of $585,000.  The royalties payable to Robak Industries Ltd. and Houghton Estate Beneficiaries are hereinafter called the “Underlying Royalties” and are contained in the agreements attached as Schedule D.  Getty and Genco together shall be considered as one party and HVC shall be considered as one party, so that there will be just two parties for all purposes of this MOU.

Further to our recent discussions, we are pleased to provide you with this Memorandum of Understanding confirming the business terms we have agreed upon for Highland Valley Copper (“HVC”) to earn an interest in the Property, together with the terms to cover our joint venture relationship if the option is exercised.  Given the proximity of the Property to HVC’s existing operations, there is the potential for ore from the Property to be custom milled at HVC’s existing operations.

This Agreement will apply to the Exploration Claims only, and there will be no additional area of interest or influence around those claims.

Option Terms (paragraphs 1 to 13 and 29 to 38 applying during the term of the Options)

1.

Representations by the Companies.  The Companies jointly and severally warrant and represent to HVC that:

(a)

subject only to the back-in right held by Getty and the Underlying Royalties, they are the sole legal and beneficial owners of the Property and each holds the interest in the Property contemplated in the opening paragraph of this Agreement;

(b)

they have good title to the Property;

(c)

they have the right to enter into this Agreement and to dispose of an interest in the Property to HVC as contemplated in this Agreement;

(d)

the Property is in good standing with respect to the payment of fees and filing of work credits;

(e)

except for the Underlying Royalties, the Property is clear of encumbrances;

(f)

the agreements attached as Schedule D represent the Underlying Royalties and all amendments and each of the Underlying Royalties agreements is legally binding upon Getty or Genco, as the case may be, and is in good standing according to its terms;

(g)

the Companies will provide HVC with an accounting, by January 31, 2004, of the outstanding balance of the Underlying Royalty payable to the Houghton Estates Beneficiaries;

(h)

neither they nor any of their predecessors in interest or title have done anything whereby the Property may become encumbered;

(i)

they have no knowledge of anything in relation to the usage or ownership of the Property prior to the date hereof whereby litigation may hereafter be commenced;

(j)

the Property is in a physical condition that complies with all laws (including but not limited to environmental laws).

The Companies shall indemnify and save HVC harmless from and against any loss, liability, claim, demand, damages, expense, injury or death (including, unless the Companies assume and pay the defense, with counsel approved in advance by HVC, legal fees) arising out of or in connection with any work performed on or in connection with the Property prior to the date of this Agreement or arising out of or in connection with any breach of its representations or warranties.

2.

First Option.  HVC will have the option to earn a 51% interest (“initial interest”) in the Property by incurring cumulative Expenditures (as defined in paragraph 6) of $5,000,000, expressed in Canadian dollars.  HVC must, if it wishes to exercise the option, incur the Expenditures  in the following dollar amounts in accordance with the following schedule:

On or Before

Cumulative Expenditures

December 31, 2004

$

1,350,000

December 31, 2005

$

3,000,000

December 31, 2006

$

5,000,000

For clarity, HVC agrees to spend a minimum $350,000 in 2004 as a condition of entering into this Agreement.  HVC will be deemed to have exercised the First Option upon having incurred the cumulative $5 million in Expenditures in accordance with the above schedule, but a joint venture shall not be formed merely by virtue of HVC having exercised the First Option.  HVC will have no interest in the Property unless the $5,000,000 in Expenditures are incurred and if HVC does not exercise the Second Option the 51% interest will decrease to 35% in accordance with paragraph 14.  See paragraph 14 for provisions related to the formation of the joint venture.  If HVC exercises the First Option, whether or not it exercises the Second Option, the parties will hold their interest in the Property subject to the net smelter return royalty (NSR) of 1½% payable to Robak Industries Ltd., a company owned by John Lepinski, on all the Getty claims and 1.5% Net Returns Royalty payable to the Houghton Estate Beneficiaries (maximum of $585,000) on the Genco claims.

3.

Second Option.  If HVC has exercised the First Option, HVC will have the right to acquire up to an additional 19% interest (“second interest”) for a 70% total interest by:

(a)

incurring, on or before December 31, 2010, an additional, optional $10 million (for an aggregate of $15 million) in Expenditures, which Expenditures HVC will incur at the cumulative minimum rate of $1.5 million per year; and

(b)

subject to paragraph 5, delivering a Feasibility Study, as defined in Schedule B (the “Feasibility Study”), to the Companies on or before December 31, 2010;

provided however that if HVC delivers a Feasibility Study to the Companies prior to incurring the additional optional $10 million in Expenditures, it will be deemed to have fully exercised the Second Option and to have vested the additional interest and it will be committed to incurring the shortfall in the $10 million in Expenditures as the next costs to be incurred on the Property before the Companies have any obligation to fund costs.

Prior to commencing preparation of the Feasibility Study:

(c)

HVC will review with the Companies the parameters, including production rates, for the project it intends to study; and

(d)

if the intention is to custom mill ore from the Property through HVC’s existing operations or to sell ore from the Property to HVC, the terms of the custom milling arrangement or ore sale contract will also be reviewed, the objectives being that those terms will reflect fair market value.

Promptly following that review, HVC will give notice to the Companies of its intention to proceed with the preparation of the Feasibility Study and the Companies may by return notice, within 60 days, indicate a substantially higher production rate, together with a rationale for that rate that the Companies require HVC to include in its Feasibility Study in addition to the other production rates HVC has proposed to study.  Upon completion of the Feasibility Study, HVC may, subject to paragraph 5, proceed with a production plan at that production rate indicated by the Feasibility Study to provide the highest NPV above zero,

For purposes of this paragraph, NPV means that the production from the Property will generate a net present value of the projected net cash flow equivalent in amount to the projected costs (including Expenditures under this Agreement) discounted to the date of the feasibility study on a constant US dollar basis and using the same discount rate and assumptions of mineable tonnage, grade and recoveries as contemplated for other production rates contemplated in the Feasibility Study.  Projected costs means all forecast costs related to the construction, start-up, operation and ultimate closure of a mine on the property including, without limiting generality, the projected capital, operating, marketing, distribution and mine closure and reclamation costs to be incurred after the date of a production decision, these costs being stated and projected in constant dollars in the year of analysis with no allowance for nominal inflationary effects.

4.

Effect of not Exercising Second Option.  If HVC has exercised the First Option but HVC elects not, or fails to incur the Expenditures or to deliver the Feasibility Study required, to fully exercise the Second Option, or if HVC gives notice to the Companies that it is terminating the Second Option, HVC’s interest will convert:

(a)

to a 45% interest if HVC had incurred at least $10 million in cumulative Expenditures under the First Option and Second Option and a 55%-45% joint venture will be established with the Companies as contemplated in paragraph 14; or

(b)

to a 35% interest if HVC had incurred less than the $10 million in cumulative Expenditures under the First Option and Second Option and a 65-35% joint venture will be established with the Companies as contemplated in paragraph 14.

5.

Production Plan.  As contemplated in paragraph 4, HVC shall have until December 31, 2010 to deliver to the Companies a Feasibility Study to exercise the Second Option.  Any production plan contemplated in this paragraph will be based on a Feasibility Study or updated Feasibility Study prepared by HVC.  However, HVC will not be required to deliver a production plan unless the Feasibility Study or an updated Feasibility Study confirms to its satisfaction that the Economic Treshold has been met.  The “Economic Threshold” means:  (a) the NPV of the project will be at least zero, using a discount rate of 10%; and (b) and the cash flow to the parties (assuming they hold a participating interest) is expected to be positive over the first five years of the project’s life; and (c) copper prices of US$0.64 per pound shall be used for both (a) and (b) estimates.  HVC may, at its option, elect to deliver a production plan that does not meet the Economic Threshold.

If HVC incurs $15 million in cumulative Expenditures and has not delivered a production plan to the Companies by December 31, 2010 by virtue of the Feasibility Study indicating the Economic Threshold set out above has not been attained, HVC, at its option, will, as it determines warranted, continue to sole fund the further exploration of the Property and it will update the Feasibility Study on an annual basis.  HVC will be reimbursed from cash flow generated from commercial production derived from the Exploration Claims prior to any other distribution to the Companies.  If the Feasibility Study indicates that the Economic Threshold set out above has been attained but HVC cannot deliver a production plan to the Companies by December 31, 2010 as aforesaid by virtue of it not being able to obtain debt financing for 65% of the anticipated costs to implement the production plan as contemplated below, HVC and the Companies will agree to a course of action that may allow the Property to be placed into production as economic conditions determine and there may be reimbursement from the cash flow generated from ultimate commercial production for any costs incurred by the parties in implementing that course of action.

If an updated Feasibility Study confirms that the Economic Threshold set out above has been achieved, HVC shall, within 90 days of preparation of the update, deliver a production plan to the Companies and make every reasonable effort to commence production substantially as contemplated in the Feasibility Study.

If HVC delivers a production plan it will undertake either to:

(a)

arrange project financing for at least 65% of the anticipated costs to implement the production plan, including the Companies’ prorata portion of the debt financing, at commercial terms acceptable to HVC; or

(b)

provide or arrange debt financing for 65% of the Companies’ prorata share of the anticipated costs to implement the production plan on commercial terms acceptable to both HVC and the Companies; failing which the Companies may arrange their own share of the anticipated costs.

In connection therewith the Companies will, if required, grant a security interest over their interest in the Property in favour of the project lenders and the Companies will fund their own share of the equity funding that is required.  If, as part of that financing, HVC is required to provide project completion guarantees for the Companies’ share of the debt, the Companies will pay HVC, at the date they elect to participate, a completion guarantee fee equal to 10% of the amount of the Companies’ portion of the debt being guaranteed.

6.

Expenditures Defined.  “Expenditures” include:

(a)

all costs, expenses, charges and outlays, direct and indirect, whether on-site or off-site, made or incurred by HVC on or in respect of the Property during the Option terms, including, without limiting generality, all costs for prospecting, claim staking, tenure obligations, taxes, mapping, surveying, permitting, geochemical surveys, geophysical surveys, sampling, assaying, trenching, drilling, geochemical analyses, road building, drill site preparation, drafting, report writing, consultants, and all other project expenditures, whether on-site or off-site; and

(b)

a charge of 5% on the Expenditures set out in paragraphs 2, 3 and 5 for the project support and supporting head office services provided by HVC.  This charge is intended as a reimbursement of the costs of the time incurred by head office management and support functions provided by HVC and its affiliates on or for the benefit of the Property, which are not billed as costs under paragraph 6(a).  The charge set out above is below the percentage charged by HVC and its affiliate, Teck Cominco Limited, in other option and joint venture relationships..  The charge is not intended to place HVC, acting as operator of the Property, in a position where it makes a profit nor suffers a loss by virtue of HVC or its affiliates providing these services.  This charge shall not be subject to audit but will be reviewed by the parties annually and adjusted so that it does not result in a profit or loss to the party acting as Operator.

7.

Title to Property.  Promptly following signing of this Agreement, the Companies will transfer title to the Property to an independent escrow agent acceptable to both the Companies and HVC for the escrow agent to hold in trust for the parties as their interests may be under this Agreement.  The Companies will permit HVC to register notice of this Agreement against title to the Property.  Promptly upon HVC exercising the Second Option, the escrow agent will transfer title to the Property to HVC, or its nominee, to hold in trust for the parties as their interests may be from time to time; provided that if title is transferred to a nominee the nominee will execute a declaration of trust in favour of the parties in form satisfactory to those parties, acting reasonably.  HVC’s only obligation with respect to title while it is held by the escrow agent is to do and file assessment work or pay monies in lieu thereof and the Companies and the escrow agent will execute and deliver such documents and do such things in support thereof as HVC may reasonably require.  If HVC does not fully exercise the Second Option, the escrow agent will transfer title to the Property back to the Companies to hold in trust for the parties as their interest may be from time to time.

8.

Exploration Programs during Option Terms.  During the term of each of the Options, HVC will have exclusive control of the Property and the work to be done on or in respect of the Property, including the exclusive right to design and fund work programs to be carried out on the Property.  Prior to commencing a program, HVC shall present the program’s work plan and budget to the Companies.  This presentation will be for information purposes and solicitation of the Companies’ comments. Final approval of programs during the term of each of the Options rests with HVC.  It is intended that HVC will, at no extra cost to this project, engage Teck Cominco Limited to be its nominee under paragraph 7 and to provide technical services to HVC to enable it to carry out some of its obligations under this Agreement.

9.

The Companies’ Access.  The Companies will have access to the Property, at their sole cost and risk, at all reasonable times to observe HVC’s activities on the Property and to comment upon the program being carried out.

10.

Possession, Reporting and Access.  During the term of each of the Options, HVC will:

(a)

have the sole and exclusive possession of the Property and right to do work and explore the Property and to fund Expenditures;

(b)

perform its obligations and conduct all operations in a workmanlike and commercially reasonable manner, in accordance with all applicable laws and in accordance with sound mining, engineering and processing methods and practices;

(c)

keep the Property free and clear from any liens or encumbrances relating to its work on the Property;

(d)

provide the Companies with copies of approvals and services it has obtained relevant to the proposed activities;

(e)

provide the Companies with quarterly progress reports and with an annual summary of the work performed and the results obtained. The annual summary shall include copies of any drill records, assays, maps, plans and all other relevant factual information and materials not previously delivered together with a report on all Expenditures incurred during the period covered by the report;

(f)

maintain accounts of its Expenditures on the Property in accordance with accounting principles generally accepted in the mining industry and in a manner consistent with its own accounts;

(g)

file, to the maximum extent possible, all available assessment work related to its work on the Property; and

(h)

provide copies of all drill logs and assay results promptly upon HVC completing the same.

11.

Indemnity.  HVC shall indemnify the Companies against and agrees to hold them harmless from any and all damages, claims, losses and liabilities (including without limitation, reasonable expenses of investigation and solicitors’ fees and expenses) incurred or suffered by the Companies arising, during the term of the Options, from the negligent or wilful misconduct of HVC, its officers, employees, agents, servants, subcontractors, invitees and licensees.  However, HVC shall not be liable to the Companies for, and the indemnity shall not extend to, any consequential or special damages.

12.

Worker’s Compensation.  Notwithstanding paragraph 10(b), HVC shall, and it shall cause its contractors to, comply with all laws in respect of Workers’ Compensation and all other laws in effect with reference to employing, safeguarding, insuring, protecting and paying all labour employed or used by HVC or its contractors.

13.

Termination of Options.  HVC may, on at least 30 days’ notice to the Companies, at any time prior to exercising the First Option, terminate this Agreement.  At any time after exercising the First Option, HVC may, on notice to the Companies, terminate the Second Option.  In either case above, HVC shall have no further obligations, financial or otherwise, except that it shall, as it relates to its activities on the Property:

(a)

leave the Property in a condition so that its work is in compliance with all laws;

(b)

deliver to the Companies, all factual information and data obtained from the Property, including information files, maps, drawings and analytical reports;

(c)

have paid all its contractors and suppliers so that no liens attach to the Property; and

(d)

ensure that as at the date of its notice of termination, at least 12 months’ assessment credits remain filed against tenure to the Property.

Joint Venture Terms (paragraphs 14 to 38 applying once the Joint Venture is formed)

14.

Initial Interests.  A joint venture will be formed on the later of:

(a)

the date HVC fails to exercise or advises the Companies in writing that it does not wish to exercise the Second Option as contemplated in paragraph 4(b).  Thereupon two separate joint ventures shall be formed:

(i)

one between Getty, as to 65%, and HVC, as to 35%, on the Getty Claims, with Getty being initial Operator of this joint venture; and

(ii)

the other between Genco as to 65% and HVC, as to 35%, on the Genco Claims, with Genco being the initial Operator of this joint venture;

for purposes of calculating any subsequent changes in interest in each of the two joint ventures HVC will, in good faith, determine that portion of the $5,000,000 in Expenditures it incurred to exercise the First Option as between the Getty Claims and the Genco Claims, and each party to each joint venture will, at the date of joint venture formation, be deemed to have incurred Expenditures prorata to its interest in that joint venture;

(b)

the date HVC fails to exercise or advises the Companies in writing that it does not wish to exercise the Second Option as contemplated in paragraph 4(a).  Thereupon two separate joint ventures shall be formed:

(i)

one between Getty, as to 55%, and HVC, as to 45%, on the Getty Claims, with Getty being initial Operator of this joint venture; and

(ii)

the other between Genco as to 55% and HVC, as to 45%, on the Genco Claims, with Genco being the initial Operator of this joint venture;

for purposes of calculating any subsequent changes in interest in each of the two joint ventures HVC will, in good faith, determine that portion of the $10,000,000 in Expenditures it incurred as between the Getty Claims and the Genco Claims, and each party to each joint venture will, at the date of joint venture formation, be deemed to have incurred Expenditures prorata to its interest in that joint venture; or

(c)

the date HVC fully exercises the Second Option, HVC will own a 70% interest and the Companies will hold a collective 30% interest in the Property, and for purposes of calculating any subsequent changes in interest, the parties will be deemed to have incurred Expenditures of $10,500,000and $4,500,000 respectively, HVC will be the initial Operator of this joint venture.

Each joint venture shall be governed by the terms set out in paragraphs 15 to 38 below.  Subject to paragraph 22, each party shall bear a share of the Costs and liabilities incurred by the joint venture which is proportionate to its interest as that may be adjusted from time to time as contemplated below.

15.

Management Committee.  A management committee will be formed to approve programs of exploration and development formulated by the Operator.  The management committee is comprised of two representatives and two alternate representatives of each party.  Each party's representatives are collectively entitled to a vote which is proportionate to its party's interest.  Management committee decisions are to be made by simple majority with the Operator having a casting vote in the event of a tie.

16.

Operator.  The initial Operator of the joint venture will be the party contemplated in paragraph 14.  The party acting as Operator will remain Operator so long as it maintains at least a 50% or the largest single interest.  The Operator will be responsible for the daily direction of exploration, development and mining activities on behalf of the joint venture.

17.

Costs Defined.

"Costs" include:

(a)

all costs, expenses, charges and outlays, direct and indirect, made or incurred by the Operator on or in respect of the Property; and

(b)

a charge for administrative services provided by the Operator and its affiliated corporations and not recovered directly in (a) above, which charge shall be as follows: 10%, reduced to 5% on amounts in excess of $50,000 on any single third party contract of exploration costs and 3% of mine construction costs and mine operating costs.  The same proviso as set out in paragraph 6(b) applies to this paragraph 17(b).

18.

Exploration Programs.  After formation of the joint venture, the Operator will propose draft exploration programs for management committee approval and carry out approved programs.  Each party may elect to contribute its proportionate share of the costs required to conduct the program.  If a party elects not to contribute its share of costs (and the other party elects to contribute the shortfall thereby created), the interests of the parties will be adjusted so that each party holds an interest proportionate to its contribution to total exploration costs.  If a party's interest is so reduced to less than 10%, paragraph 22 shall apply.  However, if any program is completed with less than 80 percent of the budgeted costs having been incurred, the non-contributing party may contribute its proportionate share of the actual costs incurred and thereby maintain its interest.

19.

Mandatory Program.  If, in any year following the date the joint venture is formed, there is no approved program and circumstances are such that the Operator must incur costs in order to maintain the Property, the Operator shall be entitled to propose a program (the "mandatory program") to incur those costs.  The mandatory program shall be deemed to be approved and each of the parties shall be obligated to contribute its proportionate share of Costs, failing which paragraph 25 will apply.

20.

Feasibility Study.  Any decision to place the Property into production is to be based on a production plan delivered by HVC under paragraph 5 or a feasibility study prepared by the Operator and approved by the management committee.  The feasibility study shall examine, where applicable, the following matters: a detailed statement of ore reserves; mining methods; metallurgy and processing (including metal recovery); environment, tailings and waste disposal; capital and operating cost estimates; manpower, social and community affairs; transportation methods and costs; marketing; project financing alternatives; environmental impact study and reclamation plan; a sensitivity analysis; such other matters as it considers appropriate.  The feasibility study is to be in a form and detail which the Operator considers suitable for each of the parties in arranging production financing for its respective share of mine costs.

21.

Production Decision.  The Management Committee may approve a feasibility study prepared by the Operator under paragraph 20 and the giving of a notice to each of the parties that a decision has been made to construct a mine on the property.  Each party may commit to contribute its proportionate share, or some lesser share, of the Costs required to construct and to operate the mine whether the Property is to be put into production based on a production plan delivered by HVC under paragraph 5 or a feasibility study approved under this paragraph 21.  Each party which elects to contribute will hold an interest equivalent to its committed percentage contribution.  Each party which elects not to contribute at all, paragraph 22 shall apply.

22.

Dilution. A party whose interest is diluted below 10% as contemplated in paragraph 18 or a party which elects not to contribute at all as contemplated in paragraph 21 will be deemed to have assigned and conveyed its interest to the other party and in return it will receive a royalty of 10% net profits calculated as contemplated in Schedule C.  For purposes of this paragraph the Companies and all assignees taking an interest through either of the Companies shall be considered one party and HVC and all assignees taking an interest through HVC shall be considered one party.

23.

Operating Plans.  A mine shall be operated on the basis of annual operating plans approved by the management committee; provided that the management committee may temporarily suspend or permanently terminate operations pursuant to a suspension or closure plan approved by it.  Ores, concentrates and derivatives mined or retrieved from the Property may be commingled with ores, concentrates or derivatives mined or retrieved from other properties.  All determinations required for calculation of the amount of the metals contained in or recovered from ores, solutions, concentrates or derivatives mined or retrieved from the Property, the amount of the metals contained in or recovered from commingled ores, solutions, concentrates or derivatives, gross revenues from the sale of Products, and costs and expenses allocated to the Property or Products shall be made in accordance with prudent engineering, metallurgical and cost accounting practices.  Prior to the commencement of mining on the Property, the Operator shall advise the non-Operator of the sampling and testing procedures it intends to use and will act reasonably in dealing with any comments made by the non-Operator.  Following commencement of mining, test work will be done on a regular basis and as patterns are established, the time interval may be modified.

24.

Distribution of Production.  A party contributing to mine costs is entitled to receive, in kind, its proportionate share of any minerals produced and to separately dispose of the same.  The Companies will negotiate in good faith with HVC, terms under which HVC will be entitled to be sales agent for the Companies’ share of products produced from the Property.

25.

Payment of Costs.  The Operator may invoice each party which has elected to contribute for exploration or mine construction costs incurred or to cash call reasonably in advance of requirements.  If a party does not pay the amount invoiced within 30 days, the amount in default shall bear interest at LIBOR plus 4% calculated monthly from the initial due date. The operator may demand payment and if payment is not made within 30 days of demand the other party may elect to advance the amount of the defaulted payment and the party advancing the amount in default will have a lien on the defaulting party’s interest.  The lienholder may enforce the lien by causing the defaulting party’s interest to be sold and, following recovery of the principal in default and interest and the cost of enforcing the lien and of the sale, the balance of the sales proceeds will be paid to the defaulting party.

26.

Indemnification.  Each party, in proportion to its interest at the date the indemnifying event occurs, shall indemnify and save the Operator harmless from and against any loss, liability, claim, demand, damage, expense, injury and death (including without limiting the generality of the foregoing, legal fees (collectively the “Claims”) resulting from any act or omission of the Operator or its officers, employees or agents done or omitted to be done:

(a)

pursuant to a requirement set out in this Agreement;

(b)

at the direction, or within the scope of the direction, or with the concurrence of the Management Committee, as the case may be; or

(c)

unilaterally and in good faith by the Operator to protect life or property;

provided that the Operator has otherwise performed its duties and obligations as contemplated in paragraph 10(b).  However, HVC shall not be liable to the Companies for, and the indemnity shall not extend to, any consequential or special damages.

27.

Right of First Offer.  A party wishing to dispose of its interest will, by notice, first offer to sell it to the other party for a price and on terms which the disposing party establishes.  If the other party does not accept the offer within 90 days the disposing party shall then have 180 days to dispose of its interest to a third party for the same or greater price and on the same terms or terms no more favourable to the third party.  The right of first offer shall not apply to transfers to affiliated corporations.  In the case of affiliates, a party may assign all or part of its interest to an affiliate so long as it has first obtained the prior written consent of the other party or parties, which consent shall not unreasonably be withheld.

Terms Applicable to Both the Option and Joint Venture

The following terms apply to both the option and joint venture phases:

28.

Surrender.  A party shall be entitled to surrender its interest to the other parties on notice to them.  A surrender of interest shall not release a party from liabilities accrued prior to the effective surrender date.

29.

Area of Interest. Both during the term of the Options and subsequently during the joint venture term, there shall be an area of interest which will comprise those lands that lay north of 50° 34’ 42.35” (NAD 83, Zone 10) but are otherwise within one kilometer of the outermost boundary of the Property as it is set out in Schedule A.  The area of interest is shown, depicted for illustrative purposes, on Schedule A-10.  If either party or its affiliates or partners stakes any mineral properties covering open ground or acquires any surface or water rights from the Crown within the area of interest, it will offer to have those rights or properties included in this Agreement free of any costs other than its actual out-of-pocket cost of acquisition.  The other party shall have 90 days to elect whether to accept that offer and, where appropriate, pay its share of the costs of acquisition; failing which election and payment, the acquiring party may retain the rights or properties so acquired free of the terms of this Agreement.  This Agreement shall not restrict the rights of either party to acquire mineral rights or other properties outside the area of interest or to acquire mineral, surface or water rights held by third parties within the area of interest.  For greater certainty, those lands that lay south of 50° 34’ 42.35” (NAD 83, Zone 10) as shown on Schedule A and the Resource Claims shall not comprise any portion of the area of interest contemplated above.

30.

Disposition/Encumbering of Interest.  During the term of the Options, neither party shall sell, dispose or encumber its interest in the Property.  Following joint venture formation, a party may sell or dispose of its interest as contemplated in paragraph 27.

31.

No Partnership.  The rights and obligations of the parties shall be several and the parties shall hold interest in the Property as tenants in common.  No party shall institute any proceedings to partition the Property.  Nothing contained in the agreement shall be construed as creating a partnership or in imposing any fiduciary duty on any party.  Unless otherwise agreed in writing, no party shall have any obligation to mill, beneficiate or otherwise treat any mineral products or any other share of production in any facility owned or controlled by that party.

32.

Tax Benefits.  Costs incurred during the option or under the joint venture shall be for the account of the party incurring the same and it shall be entitled to all tax benefits with respect thereto.

33.

Force Majeure.  A party shall be entitled to claim force majeure if it is delayed or prevented from performing any obligation by reason of any cause, excluding lack of finances, beyond its reasonable control.

A party claiming force majeure shall give prompt notice to the other parties and will provide a report substantiating the basis upon which the postponement is necessary and the expected duration of the postponement.  During the period of the postponement, the party that claimed force majeure will provide regular reports on the status of the factors giving rise to the force majeure and upon the conditions giving rise to the force majeure having been removed, the party that claimed force majeure will promptly give notice of its intention to proceed.

34.

Reliance on Information.  All factual information and data provided by one party to the other is made without warranty and at the sole risk of the receiving party, and no warranty, express or implied, is made with respect to such information, all of which is provided ‘AS IS”.  Each party shall make its own determinations with respect to the reliability of such information and data.

35.

No Third Party Beneficiary Rights.  This Agreement is for the benefit of the parties and their respective successors and assigns only, and is not intended to create third party beneficiary rights in any other party or in any Government, governmental organization or agency.

36.

Press Releases.  The text of any press releases or other public statements which a party proposes to make with respect to the Property shall be made available to the other parties, where possible, at least three business days prior to publication and the other parties shall have the right to make suggestions for changes therein.  If the press release mentions any party by name, that party’s prior approval, not to be unreasonably withheld, to the use of its name shall be obtained.

37.

Further Assurances.  Each of the parties shall do all such further acts and execute and deliver such further deeds and documents as shall be reasonably required in order fully to perform the terms of this Agreement.

38.

Entire Agreement.  This is the entire agreement between the parties relating to the Property and supersedes all previous negotiations and communications related to the terms set out in this letter.

39.

Captions.  The captions in this Agreement have been provided for ease of reference and shall be disregarded in interpreting this Agreement.

40.

Governing Law.  The Agreement shall be governed by the laws of British Columbia.

If the terms set out above are satisfactory please sign the two copies of this Memorandum of Understanding and return one copy to me.  Upon receipt of the signed copy, this Memorandum of Understanding shall become a binding and enforceable agreement which will continue in effect until such time as it is replaced by a more formal and comprehensive agreement prepared by HVC and agreed upon by HVC and the Companies.

Yours truly,

HIGHLAND VALLEY COPPER CORPORATION

By:

[Title:

]

Agreed to this 19th day of

December, 2003

GETTY COPPER INC.

By:

(Title:

Chief Financial Officer

)

By:

(Title:

Director

)

GENCO RESOURCES LTD.

By:

(Title:

Chairman

)

THIS IS SCHEDULE A TO THE LETTER AGREEMENT

BETWEEN GETTY COPPER INC., GENCO RESOURCES LTD.

AND HIGHLAND VALLEY COPPER CORPORATION

DATED DECEMBER 18, 2003

See next page.

Ratified at Vancouver, BC  this 23 day of December 2003:

JOHN LEPINSKI_____________________________________________________________

Director

DONALD WILLOUGHBY, FCA, C.F.P.__________________________________________

Director

Jean-Jacques Treyvaud, Ph.D. Econ.,_____________________________________________

Director

Vic Preto, Ph.D. P. Eng., _____________________________________________________

Director

Patrick Raleigh _____________________________________________________

Director

Brian R. D. Smith _____________________________________________________

Director

			Mineral Claims
TENURE/LOT#	CLAIM_NAME	OWNER	OWNERSHIP %	REGION	EXPIRY	WORK_TO	AREA	TAG_NO	REGION
218496	GETTY #68	133231	100	092I055	2006.06.07	Good Standing 2006.06.07	1	601944M	Getty West
218497	GETTY #69	133231	100	092I055	2006.06.07	Good Standing 2006.06.07	1	601943M	Getty West
218498	GETTY #70	133231	100	092I055	2006.06.07	Good Standing 2006.06.07	1	601942M	Getty West
218499	GETTY #71	133231	100	092I055	2006.06.07	Good Standing 2006.06.07	1	601945M	Getty West
218500	GETTY #72	133231	100	092I055	2006.06.08	Good Standing 2006.06.08	1	601946M	Getty West
218501	GETTY #73	133231	100	092I055	2006.06.08	Good Standing 2006.06.08	1	601949M	Getty West
218502	GETTY #74	133231	100	092I055	2006.06.08	Good Standing 2006.06.08	1	601948M	Getty West
218508	GETTY #80	133231	100	092I055	2006.06.10	Good Standing 2006.06.10	1	601957M	Getty West
218509	GETTY #81	133231	100	092I055	2006.06.10	Good Standing 2006.06.10	1	601958M	Getty West
218510	GETTY #82 FR.	133231	100	092I055	2006.06.10	Good Standing 2006.06.10	1	601959M	Getty West
218511	GETTY #83 FR.	133231	100	092I055	2006.06.10	Good Standing 2006.06.10	1	601960M	Getty West
218513	GETTY #85	133231	100	092I055	2006.06.11	Good Standing 2006.06.11	1	477748M	Getty West
218514	GETTY #86	133231	100	092I055	2006.06.11	Good Standing 2006.06.11	1	477749M	Getty West
218515	GETTY #87	133231	100	092I055	2006.06.11	Good Standing 2006.06.11	1	477750M	Getty West
218522	GETTY #88	133231	100	092I055	2006.06.11	Good Standing 2006.06.11	1	477751M	Getty West
218523	GETTY #89	133231	100	092I055	2006.06.11	Good Standing 2006.06.11	1	477752M	Getty West
218524	GETTY #90	133231	100	092I055	2006.06.11	Good Standing 2006.06.11	1	477753M	Getty West
218557	GETTY #91	133231	100	092I055	2006.07.01	Good Standing 2006.07.01	1	610483M	Getty West
218558	GETTY #92	133231	100	092I055	2006.07.01	Good Standing 2006.07.01	1	610482M	Getty West
344815	CINDER 1	133231	100	092I055	2005.04.03	Good Standing 2005.04.03	15	215644	Glossie Area
344816	CINDER 2	133231	100	092I055	2005.04.04	Good Standing 2005.04.04	18	215645	Glossie Area
344817	CINDER 3	133231	100	092I055	2005.04.02	Good Standing 2005.04.02	20	215643	Glossie Area
344818	CINDER 4	133231	100	092I055	2005.04.03	Good Standing 2005.04.03	20	215415	Glossie Area
344819	CINDER 5	133231	100	092I055	2005.04.02	Good Standing 2005.04.02	8	215416	Glossie Area
344820	CINDER 6	133231	100	092I055	2005.04.02	Good Standing 2005.04.02	20	215545	Glossie Area
344821	CINDER 7	133231	100	092I055	2005.03.31	Good Standing 2005.03.31	20	215546	Glossie Area
344822	FORGE 1	133231	100	092I055	2005.04.03	Good Standing 2005.04.03	1	668596M	Glossie Area
344823	FORGE 2	133231	100	092I055	2005.04.03	Good Standing 2005.04.03	1	668598M	Glossie Area
344824	FORGE 3	133231	100	092I055	2005.04.03	Good Standing 2005.04.03	1	668597M	Glossie Area
344825	FORGE 4	133231	100	092I055	2005.04.03	Good Standing 2005.04.03	1	668599M	Glossie Area
344826	FORGE 5	133231	100	092I055	2005.04.01	Good Standing 2005.04.01	1	668595M	Glossie Area
344827	FORGE 6	133231	100	092I055	2005.04.01	Good Standing 2005.04.01	1	668561M	Glossie Area
344828	FORGE 7	133231	100	092I055	2005.04.01	Good Standing 2005.04.01	1	668560M	Glossie Area
344829	FORGE 8	133231	100	092I055	2005.04.01	Good Standing 2005.04.01	1	668453M	Glossie Area
344830	FORGE 9	133231	100	092I055	2005.03.31	Good Standing 2005.03.31	1	668608M	Glossie Area
344831	FORGE 10	133231	100	092I055	2005.03.31	Good Standing 2005.03.31	1	668609M	Glossie Area
344832	FORGE 11	133231	100	092I055	2005.03.31	Good Standing 2005.03.31	1	668396M	Glossie Area
344833	FORGE 12	133231	100	092I055	2005.03.31	Good Standing 2005.03.31	1	668390M	Glossie Area
344834	FORGE 13	133231	100	092I055	2005.03.31	Good Standing 2005.03.31	1	668606M	Glossie Area
344835	FORGE 14	133231	100	092I055	2005.03.31	Good Standing 2005.03.31	1	668607M	Glossie Area
344836	FORGE 15	133231	100	092I055	2005.03.30	Good Standing 2005.03.30	1	668604M	Glossie Area
344837	FORGE 16	133231	100	092I055	2005.03.30	Good Standing 2005.03.30	1	668605M	Glossie Area
344838	FORGE 17	133231	100	092I055	2005.03.30	Good Standing 2005.03.30	1	668602M	Glossie Area
344839	FORGE 18	133231	100	092I055	2005.03.30	Good Standing 2005.03.30	1	668603M	Glossie Area
352203	GETTY #101	133231	100	092I055	2004.10.20	Good Standing 2004.10.20	20	237071	North Valley
353121	GETTY 116	133231	100	092I055	2005.12.18	Good Standing 2005.12.18	20	213332	North Valley
353122	GETTY 117	133231	100	092I055	2004.12.18	Good Standing 2004.12.18	20	213333	North Valley
354298	GETTY 119	133231	100	092I065	2004.08.12	Good Standing 2004.08.12	20	203251	North Valley
354299	GETTY 120	133231	100	092I055	2004.08.12	Good Standing 2004.08.12	8	200586	North Valley
354300	GETTY 121	133231	100	092I065	2004.08.12	Good Standing 2004.08.12	20	203253	North Valley
354301	GETTY 122	133231	100	092I065	2004.08.12	Good Standing 2004.08.12	20	203252	North Valley
354734	GETTY 127	133231	100	092I065	2004.07.14	Good Standing 2004.07.14	20	200579	North Valley
354735	GETTY 128	133231	100	092I064	2004.07.03	Good Standing 2004.07.03	20	200580	North Valley
354742	GETTY 123	133231	100	092I065	2004.08.12	Good Standing 2004.08.12	20	203254	North Valley
354761	GETTY 129	133231	100	092I064	2004.07.03	Good Standing 2004.07.03	20	200582	North Valley
354762	GETTY 130	133231	100	092I054	2004.07.03	Good Standing 2004.07.03	8	200583	North Valley
355226	GETTY 135	133231	100	092I054	2004.07.03	Good Standing 2004.07.03	18	231339	North Valley
355227	GETTY 136	133231	100	092I054	2004.07.03	Good Standing 2004.07.03	18	231340	North Valley
355228	GETTY 137	133231	100	092I064	2004.07.03	Good Standing 2004.07.03	20	231341	North Valley
355229	GETTY 138	133231	100	092I064	2004.07.03	Good Standing 2004.07.03	20	231342	North Valley
355230	GETTY 139	133231	100	092I064	2004.07.03	Good Standing 2004.07.03	20	231343	North Valley
355231	GETTY 140	133231	100	092I064	2004.07.03	Good Standing 2004.07.03	15	200584	North Valley
355232	GETTY 143	133231	100	092I064	2004.07.03	Good Standing 2004.07.03	20	231345	North Valley
355236	GETTY 144	133231	100	092I065	2004.07.03	Good Standing 2004.07.03	20	231346	North Valley
355239	GETTY 141	133231	100	092I064	2004.07.03	Good Standing 2004.07.03	1	678871M	North Valley
355240	GETTY 142	133231	100	092I064	2004.07.03	Good Standing 2004.07.03	1	678872M	North Valley
355560	GETTY 147	133231	100	092I055	2004.05.03	Good Standing 2004.05.03	1	674299M	North Valley
355561	GETTY 148	133231	100	092I055	2004.05.03	Good Standing 2004.05.03	1	674300M	North Valley
355562	GETTY 149	133231	100	092I055	2004.05.03	Good Standing 2004.05.03	1	680001M	North Valley
355563	GETTY 150	133231	100	092I055	2004.05.03	Good Standing 2004.05.03	1	680002M	North Valley
355564	GETTY 151	133231	100	092I055	2004.05.03	Good Standing 2004.05.03	1	678873M	North Valley
355565	GETTY 152	133231	100	092I065	2004.05.03	Good Standing 2004.05.03	1	680003M	North Valley
355566	GETTY 153	133231	100	092I065	2004.05.03	Good Standing 2004.05.03	1	680005M	North Valley
355567	GETTY 154	133231	100	092I065	2004.05.03	Good Standing 2004.05.03	1	680004M	North Valley
355568	GETTY 155	133231	100	092I065	2004.10.20	Good Standing 2004.10.20	1	678867M	North Valley
355573	GETTY 160	133231	100	092I055	2004.05.03	Good Standing 2004.05.03	1	680006M	North Valley
355574	GETTY 161	133231	100	092I055	2004.05.03	Good Standing 2004.05.03	1	680007M	North Valley
355583	GETTY 162	133231	100	092I055	2004.05.03	Good Standing 2004.05.03	1	680008M	North Valley
355584	GETTY 163	133231	100	092I055	2004.05.03	Good Standing 2004.05.03	1	680009M	North Valley
355585	GETTY 164	133231	100	092I055	2004.05.03	Good Standing 2004.05.03	1	680010M	North Valley
355594	GETTY 174	133231	100	092I065	2004.05.05	Good Standing 2004.05.05	1	680020M	North Valley
355595	GETTY 175	133231	100	092I065	2004.05.05	Good Standing 2004.05.05	1	680019M	North Valley
355596	GETTY 176	133231	100	092I065	2004.05.05	Good Standing 2004.05.05	1	680018M	North Valley
355597	GETTY 177	133231	100	092I065	2004.05.05	Good Standing 2004.05.05	1	678870M	North Valley
355598	GETTY 178	133231	100	092I055	2004.05.05	Good Standing 2004.05.05	1	680017M	North Valley
355851	GETTY 179	133231	100	092I065	2004.05.10	Good Standing 2004.05.10	1	680027M	North Valley
355852	GETTY 180	133231	100	092I065	2004.05.10	Good Standing 2004.05.10	1	680028M	North Valley
355853	GETTY 181	133231	100	092I065	2004.05.10	Good Standing 2004.05.10	1	680030M	North Valley
355854	GETTY 182	133231	100	092I065	2004.05.10	Good Standing 2004.05.10	1	680029M	North Valley
355855	GETTY 183	133231	100	092I055	2004.05.10	Good Standing 2004.05.10	1	680032M	North Valley
355856	GETTY 184	133231	100	092I055	2004.05.10	Good Standing 2004.05.10	1	680033M	North Valley
355857	GETTY 185	133231	100	092I055	2004.05.10	Good Standing 2004.05.10	1	680034M	North Valley
355858	GETTY 186	133231	100	092I055	2004.05.10	Good Standing 2004.05.10	1	680031M	North Valley
355859	GETTY 187	133231	100	092I055	2004.05.10	Good Standing 2004.05.10	1	680035M	North Valley
355860	GETTY 188	133231	100	092I065	2004.05.10	Good Standing 2004.05.10	1	680036M	North Valley
355861	GETTY 189	133231	100	092I065	2004.05.10	Good Standing 2004.05.10	1	680039M	North Valley
355862	GETTY 190	133231	100	092I065	2004.05.10	Good Standing 2004.05.10	1	680041M	North Valley
355863	GETTY 191	133231	100	092I065	2004.05.10	Good Standing 2004.05.10	1	680042M	North Valley
355864	GETTY 192	133231	100	092I065	2004.05.10	Good Standing 2004.05.10	1	680043M	North Valley
355865	GETTY 193	133231	100	092I055	2004.08.12	Good Standing 2004.08.12	1	680044M	North Valley
355866	GETTY 194	133231	100	092I055	2004.08.12	Good Standing 2004.08.12	1	680045M	North Valley
355867	GETTY 195	133231	100	092I055	2004.08.12	Good Standing 2004.08.12	1	680046M	North Valley
355868	GETTY 196	133231	100	092I055	2004.08.12	Good Standing 2004.08.12	1	680047M	North Valley
355869	GETTY 197	133231	100	092I055	2004.08.12	Good Standing 2004.08.12	1	680048M	North Valley
355915	GETTY 216	133231	100	092I055	2004.05.14	Good Standing 2004.05.14	1	680086M	North Valley
355916	GETTY 217	133231	100	092I055	2004.05.14	Good Standing 2004.05.14	1	680087M	North Valley
355917	GETTY 218	133231	100	092I055	2005.05.14	Good Standing 2005.05.14	1	680089M	North Valley
355918	GETTY 219	133231	100	092I055	2005.05.14	Good Standing 2005.05.14	1	680088M	North Valley
355919	GETTY 220	133231	100	092I055	2005.05.14	Good Standing 2005.05.14	1	680084M	North Valley
357793	VAL 101	133231	100	092I056	2004.07.03	Good Standing 2004.07.03	1	680126M	Getty West
357794	VAL 102	133231	100	092I055	2004.07.03	Good Standing 2004.07.03	1	680120M	Getty West
357795	VAL 103	133231	100	092I055	2004.07.03	Good Standing 2004.07.03	1	680130M	Getty West
357796	VAL 104	133231	100	092I055	2004.07.03	Good Standing 2004.07.03	1	680132M	Getty West
357797	VAL 105	133231	100	092I055	2004.07.03	Good Standing 2004.07.03	1	680116M	Getty West
357798	VAL 106	133231	100	092I055	2004.07.03	Good Standing 2004.07.03	1	680129M	Getty West
357799	CINDER 10	133231	100	092I055	2004.07.15	Good Standing 2004.07.15	1	680100M	Glossie Area
357800	CINDER 11	133231	100	092I055	2005.07.17	Good Standing 2005.07.17	1	680127M	Glossie Area
357801	CINDER 12	133231	100	092I055	2004.07.03	Good Standing 2004.07.03	1	680121M	Glossie Area
357802	CINDER 13	133231	100	092I055	2004.07.03	Good Standing 2004.07.03	1	680099M	Glossie Area
357803	CINDER 14	133231	100	092I055	2004.07.03	Good Standing 2004.07.03	1	680114M	Glossie Area
357804	CINDER 15	133231	100	092I055	2004.07.03	Good Standing 2004.07.03	1	680115M	Glossie Area
357805	CINDER 16	133231	100	092I055	2004.07.03	Good Standing 2004.07.03	1	680098M	Glossie Area
357806	CINDER 17	133231	100	092I055	2004.07.03	Good Standing 2004.07.03	1	680097M	Glossie Area
357807	CINDER 18	133231	100	092I055	2004.07.03	Good Standing 2004.07.03	1	680102M	Glossie Area
358765	FORGE 19	133231	100	092I055	2004.08.12	Good Standing 2004.08.12	1	680293M	Glossie Area
358766	FORGE 20	133231	100	092I055	2004.08.12	Good Standing 2004.08.12	1	680294M	Glossie Area
397484	GETTY 2100	133231	100	092I055	2004.10.13	Good Standing 2004.10.13	8	242342	Glossie Area
397485	GETTY 2101	133231	100	092I065	2004.10.13	Good Standing 2004.10.13	20	242343	Glossie Area
397486	GETTY 2102	133231	100	092I065	2004.10.13	Good Standing 2004.10.13	20	242344	Glossie/North Valley
397487	GETTY 2103	133231	100	092I065	2004.10.13	Good Standing 2004.10.13	1	639971M	Glossie/North Valley
397488	GETTY 2104	133231	100	092I065	2004.10.13	Good Standing 2004.10.13	1	639972M	Glossie/North Valley
397489	GETTY 2105	133231	100	092I065	2004.10.13	Good Standing 2004.10.13	1	639973M	Glossie/North Valley
397490	GETTY 2106	133231	100	092I065	2004.10.13	Good Standing 2004.10.13	1	639974M	Glossie/North Valley
397491	GETTY 2107	133231	100	092I065	2004.10.13	Good Standing 2004.10.13	1	639976M	Glossie/North Valley
397492	GETTY 2108	133231	100	092I065	2004.10.13	Good Standing 2004.10.13	1	639977M	Glossie/North Valley
397493	GETTY 2109	133231	100	092I065	2004.10.13	Good Standing 2004.10.13	1	639978M	Glossie/North Valley
397494	GETTY 2110	133231	100	092I065	2004.10.13	Good Standing 2004.10.13	1	639979M	Glossie/North Valley
404766	GETTY 2111	133231	100	092I065	2004.08.11	Good Standing 2004.08.11	20	221505	Glossie/North Valley
404767	GETTY 2112	133231	100	092I065	2004.08.11	Good Standing 2004.08.11	15	221506	Glossie/North Valley
404822	GETTY 2113	133231	100	092I065	2004.08.13	Good Standing 2004.08.13	12	221507	Glossie/North Valley
404823	GETTY 2114	133231	100	092I065	2004.08.15	Good Standing 2004.08.15	20	221508	Glossie/North Valley
404828	GETTY 2115	133231	100	092I065	2004.08.16	Good Standing 2004.08.16	1	639980M	Glossie/North Valley
404829	GETTY 2116	133231	100	092I065	2004.08.16	Good Standing 2004.08.16	1	703558M	Glossie/North Valley
			Crown Granted Mineral Claims
194A	TRANSVAAL								Transvaal
195A	PRETORIA								Transvaal
196A	IMPERIAL								Transvaal
197A	CHAMBERLAIN								Transvaal
198A	MAFEKING								Transvaal
199A	LADYSMITH								Transvaal
200A	PRETORIA FR.								Transvaal
4467	GLENORA								Transvaal
4468	HIGHLAND NO. 2								Transvaal

The Companies are in the midst of a field program to confirm the location and staking of these claims being carried out at no cost to HVC.  Accordingly, some claims may be added to or removed from this Schedule.  The Companies will provide an updated Schedule by January 31, 2004.

THIS IS SCHEDULE A-1 TO THE LETTER AGREEMENT

BETWEEN GETTY COPPER INC., GENCO RESOURCES LTD.

AND HIGHLAND VALLEY COPPER CORPORATION

DATED DECEMBER 18, 2003

-121.5 °
-121 °
-120.5 °
Area of Interest Map
N
Getty Property AOI
Original full Getty Property outline
North Boundary of HVC JV AOI
50° 34' 42.35" (Projection NAD 83, Zone10)
50.5 °
HVC JV AOI
50.5 °
0
15
30
kilometres
-121.5 °
-121 °
-120.5 °

The  area of interest contemplated in paragraph 29 of the Agreement is shown above as the Getty Property AOI and includes the Getty South and Getty North Claims as the division between them and the Property cannot be plotted at the date of this Agreement.  Upon the Companies providing an updated Schedule as contemplated in Schedule A, the Getty Property AOI will be revised so that it is limited to one kilometer around the Property as set out in the updated Schedule.

THIS IS SCHEDULE B TO THE LETTER AGREEMENT

BETWEEN GETTY COPPER INC., GENCO RESOURCES LTD.

AND HIGHLAND VALLEY COPPER CORPORATION

DATED DECEMBER 18, 2003

“Feasibility Study” means a comprehensive report prepared in good faith that contains sufficient geological, engineering, operating, economic and other relevant factors which the Operator, acting in good faith, considers could reasonably serve as the basis for an application to independent commercial financial institutions for financing the development of the Property for commercial production. The report shall examine the following matters: ore reserves; mining methods; metallurgy and processing (including metal recovery); environment, tailings and waste disposal; capital and operating cost estimates; manpower, social and community affairs; transportation methods and costs; marketing; project financing alternatives; a sensitivity analysis; such other matters as are appropriate. The report shall include at least the following information:

a description of that part of the Property to be covered by the proposed mine;

the estimated recoverable reserves of minerals and the estimated composition and content thereof;

the proposed procedure for development, mining and production;

results of ore amenability tests;

the nature and extent of the facilities proposed to be acquired which may include mill facilities, if the size, extent and location of the ore body makes such mill facilities feasible, in which event the study shall also include a preliminary design for such mill;

the total costs, including capital budget, which are reasonably required to purchase, construct and install all structures, machinery and equipment required for the proposed mine, including a schedule of timing of such requirements;

environmental impact studies and costs;

the period in which it is proposed the Property shall be brought to commercial production;

such other data and information as are reasonably necessary to substantiate the existence of an ore deposit of sufficient size and grade to justify development of a mine, taking into account relevant business, tax and other economic considerations; and

working capital requirements for the initial four months of operation of the Property as a mine or such longer period as may be reasonably justified in the circumstances.

THIS IS SCHEDULE C TO THE LETTER AGREEMENT

BETWEEN GETTY COPPER INC., GENCO RESOURCES LTD.

AND HIGHLAND VALLEY COPPER CORPORATION

DATED DECEMBER 18, 2003

NET PROFITS

1.

OBLIGATION

1.01

If a party (the “Royaltyholder”) becomes entitled to a royalty pursuant to paragraph 22 of the Agreement, the remaining party (the “Royaltypayor”) shall calculate, as at the end of each calendar quarter subsequent to the Completion Date, the Net Profits.

1.02

Subsequent to the Completion Date, the Royaltypayor shall within 60 days of the end of each calendar quarter:

(a)

deliver to the Royaltyholder a statement indicating:

(i)

the Gross Receipts during the calendar quarter;

(ii)

the deductions therefrom made in the order itemized in subsection 2.01 of this Schedule C;

(iii)

the amount of Net Profits remaining, if any; and

(iv)

the amount of those Net Profits, if any, to which the Royaltyholder is entitled; and

(b)

pay or cause to be paid to the Royaltyholder that percentage of the Net Profits, if any, to which the Royaltyholder is entitled under the Agreement.

1.03

Nothing contained in the Agreement or this Schedule C shall be construed as conferring on the Royaltyholder any right to or interest in any Property or assets except the right to receive royalty payments from the Royaltypayor as and when due.

2.

NET PROFITS DEFINED

2.01

"Net Profits" means the Gross Receipts minus deductions therefrom, to the extent of but not exceeding the amount of those Gross Receipts, of the then net unrecovered amounts of the following classes of Costs made in the following itemized order:

(a)

Marketing Costs;

(b)

Distribution Costs;

(c)

Operating Costs;

(d)

Taxes and Royalties;

(e)

Interest Costs;

(f)

Capital Costs; and

(g)

Exploration Costs.

2.02

For greater certainty, in calculating Net Profits at any time, each of the classes of Costs shall constitute a separate pool from which all Costs deducted on any previous quarterly calculation shall be removed and to which Costs of those classes recorded since the date of the Agreement (in the case of the first quarterly calculation) or since the date of the last quarterly calculation (in the case of any calculation subsequent to the first quarterly calculation) shall be added.

2.03

If the application of credits to a pool of Costs results in a negative balance in that pool of Costs, the amount of any negative balance from a Cost pool shall be applied to reduce the balances then remaining in pools itemized in subsection 2.01 of this Schedule C in the order itemized.

3.

DEFINITIONS

3.01

In addition to the definitions provided in the Agreement and without limiting the generality thereof:

(a)

"Completion Date" means the date on which the Royaltypayor determines that the project of preparing and equipping a Mine for commercial production is complete;

(b)

"Costs" means all items of outlay and expense whatsoever, both direct and indirect, with respect to the Property or any Mine recorded by the Royaltypayor in accordance with its accounting practices applicable from time to time and, without limiting generality and without duplication, more particularly:

(i)

"Capital Costs" means

(A)

all Costs of preparing and equipping a Mine for commercial production which are recorded by the Royaltypayor from and including the Production Decision Date to and including the Completion Date, and all Costs of obtaining financing and providing security; and

(B)

a charge of three percent of the Capital Costs referred to in paragraph (A) in return for its overhead functions which are not charged directly;

(ii)

"Distribution Costs" means all Costs of

(A)

transporting Products from a Mine or a concentrating plant to a smelter, refinery or other place of delivery designated by the purchaser and, in the case of concentrates tolled, of transporting the metal from a smelter to the place of delivery designated by the purchaser;

(B)

handling, warehousing and insuring the Products; and

(C)

in the case of concentrates tolled, of smelting and refining, including any penalties thereon or in connection therewith;

(iii)

"Exploration Costs" means:

(A)

all Costs of Mining Operations recorded by the Royaltypayor prior to the Production Decision Date; and

(B)

a charge which shall not aggregate more than 10 percent of the Exploration Costs referred to in paragraph (A), reduced to 5% on amounts in excess of $50,000 on any single third party contract, in return for its overhead functions which are not charged directly;

(iv)

"Interest Costs" means interest computed quarterly and not in advance and being the aggregate of the interest determined for each month in the quarter as follows:

(A)

the average of the opening and closing monthly outstanding balances for each month of the net unrecovered amounts of all Costs in the classes enumerated in subsection 2.01 of this Schedule C;

multiplied by,

(B)

the Prime Rate plus two percent;

multiplied by,

(C)

the number of days in the month;

divided by,

(D)

the number of days in the Year;

(v)

"Marketing Costs" means such reasonable charge for marketing of ores and concentrates sold or of concentrates tolled as is consistent with generally accepted industry marketing practices;

(vi)

"Operating Costs" means:

(A)

all Costs of Mining Operations recorded by the Royaltypayor subsequent to the Completion Date, including, without limiting generality, any Underlying Royalties payments and any amount established by the Royaltypayor in good faith as representing the cost of rehabilitation which will have to be spent after commercial production has terminated, it being agreed that the Royaltypayor may charge a portion of that cost to the royalty account over a reasonable period of time commencing no sooner than five years prior to the anticipated termination of commercial production; and

(B)

a charge of three percent of the Operating Costs referred to in paragraph (A) in return for its overhead functions which are not charged directly;

(vii)

"Taxes and Royalties" means all taxes (other than income taxes), royalties or other charges or imposts provided for pursuant to any law or legal obligation imposed by any government if paid by the Royaltypayor.

(c)

"Gross Receipts" means the aggregate of all receipts, recoveries or amounts received by or credited to the Royaltypayor in connection with this Agreement including, without limiting the generality of the foregoing:

(i)

the receipts from the sale of the Royaltypayor's proportionate share of Products produced from the Mine together with interest on those receipts calculated as follows:

(A)

the aggregate of the cumulative daily receipts for each day of the quarter;

divided by,

(B)

the number of days in the quarter;

multiplied by,

(C)

the Prime Rate;

multiplied by,

(D)

the number of days in the quarter;

divided by,

(E)

the number of days in the Year;

(ii)

all proceeds received from the sale of the Property or assets subsequent to the Operative Date;

(iii)

all insurance recoveries (including amounts received to settle claims) in respect of loss of, or damage to any portion of the Property or assets subsequent to the Operative Date;

(iv)

all amounts received as compensation for the expropriation or forcible taking of any portion of the Property or assets subsequent to the Operative Date;

(v)

the fair market value, at the Property, of those assets, if any, that are transferred from the Property for use by the Royaltypayor elsewhere subsequent to the Completion Date; and

(vi)

the amount of any negative balance remaining after the reallocation of negative balances pursuant to subsection 2.03 of this Schedule C; to the extent that those receipts, recoveries or amounts have not been applied by the Royaltypayor as a recovery of any of the classes of Costs itemized in subsection 2.01 of this Schedule C;

provided that where any Products are sold to, or treated in, a smelter or refinery owned or controlled by Royaltypayor, the pricing for that sale or treatment will be established by Royaltypayor on an arms-length basis so as to be fairly competitive with pricing, net of transportation, insurance, treatment charges and other related costs, then available on world markets for product of like quantity and quality.

(d)

"Mine" means the workings established and assets acquired in order to bring the Property or a portion thereof into commercial production, including, without limiting generality, development headings, plant and concentrator installations and all infrastructure, plant, housing, airport, roads and other facilities.

(e)

"Mining Operations" means every kind of work done by the Royaltypayor on or in respect of the Property in contemplation or as a consequence of the Agreement including, without limiting generality, investigating, prospecting, exploring, developing, property maintenance, preparing reports, estimates and studies, designing, equipping, improving, surveying, construction and mining, milling, concentrating, rehabilitation, reclamation, and environmental protection.

(f)

“Operative Date” means the date of the Agreement.

(g)

"Prime Rate" means the weighted average of the rates of interest for the period of calculation as stated by the Bank of Montreal, Main Office, Vancouver, British Columbia, as being charged by it on Canadian Dollar demand loans to its most creditworthy domestic commercial customers.

(h)

“Production Decision Date" means the date on which a decision is made by the Royaltypayor to establish and operate a Mine on the Property.

(i)

“Products” shall mean ores, concentrates and minerals mined from the Property, or solutions, concentrates or cathodes retrieved through leaching or solution mining or solution extraction/electrowinning or other processing of mineralized material mined from the Property.

(j)

“Trading Activities” shall have the meaning set out in section 4 of this Schedule C.

4.

TRADING ACTIVITIES

4.01

The Royaltypayor may, but need not, engage in forward sales, futures trading or commodity options trading, and other price hedging, price protection, and speculative arrangements (“Trading Activities”) which may involve the possible delivery of base or precious metals produced from the Property.  The parties acknowledge and agree that the Royaltyholder shall not be entitled to participate in the proceeds or be obligated to share in any losses generated by the Trading Activities.

5.

ADJUSTMENTS AND VERIFICATION

5.01

Payment of any Net Profits by the Royaltypayor shall not prejudice the right of the Royaltypayor to protest the correctness of the statement  supporting the payment; provided, however, that all statements presented to the Royaltyholder by the Royaltypayor for any quarter shall conclusively be presumed to be true and correct upon the expiration of 12 months following the end of the quarter to which the statement relates, unless within that 12 month period that the Royaltypayor gives notice to the Royaltyholder making claim on the Royaltyholder for an adjustment to the statement which will be reflected in subsequent payment of Net Profits.

5.02

The Royaltypayor shall not adjust any statement in favour of itself after the expiration of 12 months following the end of the quarter to which the statement relates.

5.03

The Royaltyholder shall be entitled upon notice to the Royaltypayor to request from the Royaltypayor that the auditors of the Royaltypayor provide the Royaltyholder with their opinion that any statement delivered pursuant to subsection 1.02 of this Schedule C in respect of any quarterly period falling within the 12 month period immediately preceding the date of the Royaltyholder's notice has been prepared in accordance with this Agreement.

5.04

The time required for giving the audit opinion contemplated in subsection 5.03 of this Schedule C shall not extend the time for the taking of exception to and making claim on the Royaltyholder for adjustment as provided in subsection 5.01 of this Schedule C.

5.05

The cost of the auditors opinion referred to in subsection 5.03 of this Schedule C shall be solely for the account of the Royaltyholder.

THESE SECURITIES WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED FOR SALE IN THE UNITED STATES OR TO A U.S. PERSON

GETTY COPPER INC.

AND

HAYWOOD SECURITIES INC.

SUBSCRIPTION AGREEMENT

INSTRUCTIONS

All Subscribers:

1. Complete and sign pages 1 and 2 of the Subscription Agreement.

2. If you are a non-individual subscriber, complete and sign the TSX Venture Exchange Form 4C - Corporate Placee Registration Form - Appendix II.

British Columbia Subscribers and Alberta Subscribers:

If you are an "accredited investor" (as deemed in section 1.1 of this Agreement), complete and sign the British Columbia/Alberta Accredited Investor Questionnaire - Appendix III.

Ontario Subscribers:

Complete and sign the Ontario Accredited Investor Questionnaire - Appendix IV.

SUBSCRIPTION AGREEMENT
To:	Getty Copper Inc. (the "Issuer") of Suite 550, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2
And To:	Haywood Securities Inc. (the "Agent") of Suite 2000, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6

The undersigned (the "Subscriber") hereby acknowledges that the Issuer is proceeding with a private placement of up to 3,100,000 units (the "Units") at a price of $0.65 per Unit, each Unit being comprised of one flow-through common share in the capital of the Issuer (a "FT Share") and one common share purchase warrant (a "Warrant"), and tenders to the Issuer and the Agent this subscription offer which, upon acceptance by the Issuer, will constitute an agreement of the Subscriber to subscribe for, take up, purchase and pay for and, on the part of the Issuer, to issue and sell to the Subscriber the number of Units set out below on the terms and subject to the conditions set out in this Agreement.

Number of Units:	_________________________
Total Purchase Price at $0.65 per Unit:	$________________________

PLEASE MAKE CHEQUES AND BANK DRAFTS PAYABLE TO: "HAYWOOD SECURITIES INC.".

DATED this ______ day of ________________, 2004.

_____________________________________
(Name of Subscriber - please print)

by:__________________________________
(Official Capacity or Title - please print)

_____________________________________
Authorized Signature

_____________________________________
(Please print name of individual whose signature
appears above if different than the name of the Subscriber printed above)

_____________________________________
(Subscriber's Address)

_____________________________________

_____________________________________

_____________________________________
(Telephone Number)
_____________________________________

_____________________________________
(Facsimile Number)

_____________________________________
(Social Insurance Number)

Please complete if purchasing as an agent for a disclosed principal and not deemed to be purchasing as principal under the Acts

_____________________________________
Name of disclosed principal

_____________________________________
Address of disclosed principal

_____________________________________
Telephone number of disclosed principal

Registration Instructions:

_____________________________________
Name

_____________________________________
Account reference, if applicable

_____________________________________
Address

_____________________________________

Delivery Instructions:

Instructions:

_____________________________________
Account reference, if applicable

_____________________________________
Contact Name

_____________________________________
Address

_____________________________________

_____________________________________
Telephone Number

_____________________________________
Facsimile Number

Present Ownership of Securities

The Subscriber either [check appropriate box]:

[___] owns directly or indirectly, or exercises control or direction over, no common shares in the capital stock of the Issuer or securities convertible into common shares in the capital stock of the Issuer; or

[___] owns directly or indirectly, or exercises control or direction over, _______________ common shares in the capital stock of the Issuer and convertible securities entitling the Subscriber to acquire an additional _______________ common shares in the capital stock of the Issuer.

Insider Status

The Subscriber either [check appropriate box]:

[___] is an "Insider" of the Issuer as defined in the Securities Act (British Columbia); or

[___] is not an Insider of the Issuer.

Member of "Pro Group"

The Subscriber either [check appropriate box]:

[___] is a Member of the "Pro Group" as defined in the Rules of the TSX Venture Exchange; or

[___] is not a member of the Pro Group.

This subscription is accepted by Getty Copper Inc. this ______ day of ____________, ,2003.

GETTY COPPER INC.

Per:

_____________________________________
Authorized Signatory

1. INTERPRETATION

1.1 In this Agreement, unless the context otherwise requires:

(a) "1933 Act" means the United States Securities Act of 1933, as amended;

(b) "Accredited Investor", if the Subscriber is resident in British Columbia or Alberta, has the same meaning ascribed to that term in Multilateral Instrument 45-103 and if resident in Ontario has the same meaning ascribed to that term in OSC Rule 45-501;

(c) "Acts" means the Alberta Act, the B.C. Act and the Ontario Act, collectively;

(d) "Agency Agreement" means the agency agreement to be entered into between the Issuer and the Agent;

(e) "Agent" means Haywood Securities Inc.;

(f) "Agent's Fee" means the fee payable to the Agent under the Agency Agreement;

(g) "Alberta Act" means the Securities Act (Alberta), the regulations and rules made thereunder and all policy statements, blanket orders, notices, directions and rulings issued or adopted by the Alberta Securities Commission, all as amended;

(h) "B.C. Act" means the Securities Act (British Columbia), the regulations and rules made thereunder and all administrative policy statements, blanket orders, notices, directions and rulings issued or adopted by the British Columbia Securities Commission, all as amended;

(e) "BCI 72-503" means BC Instrument 72-503 of the British Columbia Securities Commission entitled "Distribution of Securities Outside of British Columbia";

(f) "Closing" means the day Units are issued to the Subscriber;

(g) "Commissions" means the provincial securities commission or other regulatory authority in each of British Columbia, Alberta and Ontario;

(h) "Exchange" means the TSX Venture Exchange;

(i) "Exemptions" means the exemptions from the prospectus requirements of the Acts which are outlined in section 122.2 of the Rules promulgated under the Alberta Act, section 74(2)(4) of the B.C. Act, Part 5 of Multilateral Instrument 45-103, BCI 72-503 and section 2.3 of OSC Rule 45-501;

(j) "FT Shares" means the previously unissued flow-through common shares in the capital of the Issuer, as presently constituted, which comprise part of the Units;

(k) "FT Warrant Shares" means the previously unissued flow-through common shares in the capital of the Issuer, as presently constituted, which will be issued upon the exercise of the Warrants;

(l) "Multilateral Instrument 45-102" means Multilateral Instrument 45-102 "Resale of Securities" published by the Canadian Securities Administrators;

(m) "Multilateral Instrument 45-103" means Multilateral Instrument 45-103 "Capital Raising Exemptions" published by the Alberta and British Columbia Securities Commissions;

(n) "Ontario Act" means the Securities Act (Ontario), the regulations and rules made thereunder and all policy statements, blanket orders, notices, directions and rulings issued or adopted by the Ontario Securities Commission, all as amended;

(o) "OSC Rule 45-501" means Ontario Securities Commission Rule 45-501 of the Ontario Act;

(p) "Parties" or "Party" means the Subscriber, the Issuer or both, as the context requires;

(q) "Private Placement" means the offering of the Units;

(r) "Regulation S" means Regulation S promulgated under the 1933 Act;

(s) "Regulatory Authorities" means the Commissions and the Exchange;

(t) "Securities" means the Units, the FT Shares, the Warrants and the FT Warrant Shares;

(u) "Subscriber's Units" means those Units which the Subscriber has agreed to purchase under this Agreement;

(v) "Subscription Proceeds" means the total gross proceeds from the sale of Units under the Private Placement;

(w) "United States" has that meaning ascribed to it in Regulation S;

(x) "Units" means the units of the Issuer, each comprised of one IT Share and one-half of one Warrant, offered for sale by the Issuer under the Private Placement;

(y) "U.S. Person" has the meaning ascribed to it in Regulation S; and

(z) "Warrants" means the share purchase warrants of the Issuer.

1.2 Time is of the essence of this Agreement and will be calculated in accordance with the provisions of the Interpretation Act (British Columbia).

1.3 This Agreement is to be read with all changes in gender or number as required by the context.

1.4 The headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement.

1.5 Unless otherwise indicated, all dollar amounts referred to in this Agreement are in lawful currency of Canada.

1.6 This Agreement is governed by, subject to and interpreted in accordance with the laws prevailing in the Province of British Columbia and the federal laws of Canada applicable therein, and the courts of the Province of British Columbia will have the exclusive jurisdiction over any dispute arising in connection with this Agreement.

2. THE UNITS

2.1 Each Unit will be comprised of one FT Share and one-half of one Warrant.

2.2 The FT Shares and Warrants will be issued and registered in the name of the Subscriber or its nominee.

2.3 The Issuer and the Subscriber acknowledge and agree that the FT Shares, the Warrants and the FT Warrant Shares will have the special "flow-through" features described in Appendix I of this Agreement, and the representations, warranties, acknowledgement and agreements of the Subscriber and the Issuer contained in Appendix are incorporated into and form part of this Agreement.

3. THE WARRANTS

3.1 Each whole Warrant will entitle the holder, on exercise, to purchase one FT Warrant Share at a price of $0.75 for a 24 month period following the Closing.

3.2 The certificates representing the Warrants will, among other things, include provisions for the appropriate adjustment in the class, number and price of the FT Warrant Shares issued on exercise of the Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Issuer's common shares, the payment of stock dividends and the amalgamation of the Issuer.

3.3 The issue of the Warrants will not restrict or prevent the Issuer from obtaining any other financing, or from issuing additional securities or rights, during the period within which the Warrants may be exercised.

4. REPRESENTATIONS, WARRANTIES, COVENANTS AND ACKNOWLEDGEMENTS OF THE SUBSCRIBER

4.1 The Subscriber acknowledges, represents, warrants and covenants to and with the Issuer and the Agent that, as at the date given above and at the Closing:

(a) no prospectus has been filed by the Issuer with any of the Commissions in connection with the issuance of the Securities, such issuance is exempted from the prospectus requirements of the Acts and that:

(i) the Subscriber is restricted from using most of the civil remedies available under the Acts;

(ii) the Subscriber may not receive information that would otherwise be required to be provided to it under the Acts; and

(iii) the Issuer is relieved from certain obligations that would otherwise apply under the Acts;

(b) the Subscriber certifies that it is resident in the jurisdiction set out on the first page of this Agreement;

(c) the Subscriber:

(i) is purchasing the Subscriber's Units as principal for its own account and not for the benefit of any other person or is deemed under the Acts to be purchasing the Subscriber's Units as principal, and in either case is purchasing the Subscriber's Units for investment only and not with a view to the resale or distribution of all or any of the Subscriber's Units; or

(ii) is purchasing as agent for a disclosed principal and is not deemed under the Acts to be purchasing the Subscriber's Units as principal, and it is duly authorized to enter into this Agreement and to execute and deliver all documentation in connection with the purchase on behalf of such disclosed principal, who is purchasing as principal for its own account and not for the benefit of any other person and for investment only and not with a view to the resale or distribution of all or any of the Subscriber's Units;

(d) the Subscriber, if not a resident of British Columbia, certifies that it is not resident in British Columbia and acknowledges that:

(i) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities;

(ii) there is no government or other insurance covering the Securities;

(iii) there are risks associated with the purchase of the Securities;

(iv) there are restrictions on the Subscriber's ability to resell the Securities and it is the responsibility of the Subscriber to find out what those restrictions are and to comply with them before selling the Securities; and

(v) the Issuer has advised the Subscriber that the Issuer is relying on an exemption from the requirements to provide the Subscriber with a prospectus and to sell securities through a person registered to sell securities under the B.C. Act and, as a consequence of acquiring Securities pursuant to this exemption, certain protections, rights and remedies provided by the B.C. Act, including statutory rights of rescission or damages, will not be available to the Subscriber;

(e) if the Subscriber is resident in Canada, the Subscriber or the disclosed principal for which it is acting, as the case may be:

(i) is an Accredited Investor, by virtue of the fact that the Subscriber or such disclosed principal, as the case may be, falls within one or more of the sub-paragraphs of the definition of Accredited Investor set out in Appendix III, if the Subscriber is resident in British Columbia or Alberta, or Appendix IV, if the Subscriber is resident in Ontario (the Subscriber having checked and initialled the applicable sub-paragraph(s); or

(ii) if the Subscriber, or the disclosed principal, as the case may be, is a resident of British Columbia, is purchasing sufficient Units so that the aggregate acquisition cost of the Subscriber's Units is not less than $97,000 and the Subscriber or such disclosed principal, as the case may be, is not a corporation, syndicate, partnership or other form of incorporated or non-incorporated entity or organization created solely to permit the purchase of the Subscriber's Units by a group of individuals whose individual share of the aggregate acquisition cost of the Subscriber's Units is less than $97,000; or

(iii) if the Subscriber, or the disclosed principal, as the case may be, is a resident of Alberta, is purchasing sufficient Units such that the aggregate acquisition cost of the Subscriber's Units is not less than $97,000, and the Subscriber or such disclosed principal, as the case may be, is:

(A) an individual;

(B) a corporation, syndicate, partnership or other form of unincorporated organization which pre-existed the offering of the Units and has a bona fide purpose other than investment in the Subscriber's Units; or

(C) a corporation, syndicate, partnership or other form of unincorporated organization created to permit an investment in the Subscriber's Units, where the individual share of the aggregate acquisition cost for each member or participant of such organization is not less than $97,000; or

(f) if the Subscriber is resident outside of Canada and the United States, the Subscriber:

(i) is knowledgeable of, or has been independently advised as to the applicable securities laws of the securities regulatory authorities (the "Authorities") having application in the jurisdiction in which the Subscriber is resident (the "International Jurisdiction") which would apply to the acquisition of the Subscriber's Units, if any;

(ii) is purchasing the Subscriber's Units pursuant to exemptions from the prospectus and registration requirements under the applicable securities laws of the Authorities in the International Jurisdiction or, if such is not applicable, the Subscriber is permitted to purchase the Subscriber's Units under the applicable securities laws of the Authorities in the International Jurisdiction without the need to rely on any exemption; and

(iii) the applicable securities laws of the Authorities in the International Jurisdiction do not require the Issuer to make any filings or seek any approvals of any nature whatsoever from any Authority of any kind whatsoever in the International Jurisdiction in connection with the issue and sale or resale of the Subscriber's Units;

(g) no person has made to the Subscriber any written or oral representations:

(i) that any person will resell or repurchase any of the Securities;

(ii) that any person will refund the purchase price of any of the Securities;

(iii) as to the future price or value of any of the Securities; or

(iv) that any of the Securities will be listed and posted for trading on a stock exchange or that application has been made to list and post the any of the Securities for trading on a stock exchange, other than the FT Shares and the FT Warrant Shares on the Exchange;

(h) the Subscriber will not become a "control person" by virtue of the purchase of the Subscriber's Units, and does not intend to act in concert with any other person to form a control group of the Issuer;

(i) this subscription has not been solicited in any other manner contrary to the Acts and the Subscriber acknowledges that the Subscriber will not receive an offering memorandum or other disclosure document in respect of the Issuer;

(j) the Subscriber acknowledges that the Securities have not been registered under the 1933 Act or the securities laws of any state of the United States, that the Securities may not be offered or sold, directly or indirectly, in the United States except pursuant to registration under the 1933 Act and the securities laws of all applicable states or available exemptions therefrom, and that the Issuer has no obligation or present intention of filing a registration statement under the 1933 Act in respect of the any of the Securities;

(k) the Subscriber acknowledges that the Warrants may not be exercised in the United States or by on behalf of a U.S. Person unless an exemption is available from the registration requirements of the 1933 Act and the securities laws of all applicable states, and the holder has furnished an opinion of counsel satisfactory to the Issuer to such effect;

(l) The Subscriber acknowledges and agrees that the offer to purchase the Subscriber's Units was not made to the Subscriber when the Subscriber was in the United States and at the time the Subscriber's subscription for Units was delivered to the Agent, the Subscriber was outside the United States and that:

(i) the Subscriber is not and will not be purchasing the Subscriber's Units for the account or benefit of any person in the United States;

(ii) the current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the 1933 Act; and

(iii) the Subscriber has no intention to distribute either directly or indirectly any of the Securities in the United States, except in compliance with the 1933 Act;

(m) the Subscriber has no knowledge of a "material fact" or "material change" (as those terms are defined in the Acts) in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular transaction;

(n) the Subscriber's decision to tender this offer and purchase the Subscriber's Units has not been made as a result of any verbal or written representation as to fact or otherwise made by or on behalf of the Issuer, the Agent or any other person and is based entirely upon currently available public information concerning the Issuer;

(o) the Agent assumes no responsibility or liability of any nature whatsoever for the accuracy or adequacy of any publicly available information concerning the Issuer, or as to whether or not all information concerning the Issuer required to be disclosed by it has been generally disclosed;

(p) the Agent has not, in connection with the Private Placement, engaged in or conducted any independent investigation with respect to the Issuer, or any information made, or required to be made, publicly available by the Issuer;

(q) the offer made by this subscription is irrevocable (subject to the Subscriber's right to withdraw his subscription and to terminate his obligations as set out in this Agreement) and requires acceptance by the Issuer and approval of the Exchange;

(r) the Issuer will have the right to accept this subscription offer in whole or in part and the acceptance of this subscription offer will be conditional upon the sale of the Subscriber's Units to the Subscriber being exempt from the prospectus and registration requirements under applicable relevant securities legislation;

(s) the Subscriber has the legal capacity and competence to enter into and execute this Agreement and to take all actions required pursuant hereto and, if an individual is of full age of majority, and if the Subscriber is a corporation it is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation, and all necessary approvals by its directors, shareholders and others have been given to authorize the execution of this Agreement on behalf of the Subscriber;

(t) the entering into of this Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Subscriber or of any agreement, written or oral, to which the Subscriber may be a party or by which it is or may be bound;

(u) this Agreement has been duly executed and delivered by the Subscriber and constitutes a legal, valid and binding obligation of the Subscriber enforceable against the Subscriber;

(v) the Subscriber has been advised to consult its own legal advisors with respect to the applicable hold periods imposed in respect of the Securities by applicable securities legislation and regulatory policies and confirms that no representations by the Issuer or the Agent have been made respecting the hold periods applicable to the Securities;

(w) the Subscriber is aware of the risks and other characteristics of the Securities and of the fact that the Subscriber may not be able to resell the Securities purchased by it except in accordance with the applicable securities legislation and regulatory policies and that the Securities may be subject to resale restrictions and may bear a legend to this effect;

(x) if required by applicable securities legislation, policy or order or by any securities commission, stock exchange or other regulatory authority, the Subscriber will execute, deliver, file and otherwise assist the Issuer in filing, such reports, undertakings and other documents with respect to the issue of the Securities as may be required;

(y) the Subscriber acknowledges that upon completion of the Private Placement, the Agent will receive a commission from the Issuer equal to 7% of the gross proceeds from the sale of Units under the Private Placement, payable in cash or by the issuance to the Agent of units, having the same attributes as the Units, and that number of Agent's Options as is equal to 5% of the number of Units sold under the Private Placement, each Agent's Option is exercisable into one Share at a price of $0.65 for a two year period;

(z) the Subscriber has not purchased the Units as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communication published in any newspaper, magazine or similar media or broadcast over radio, television or internet or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(aa) the Subscriber has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment and is able to bear the economic risk of loss of its investment;

(bb) the Subscriber, if a corporation or other non-individual entity, has previously filed with the Exchange a Form 4C, Corporate Placee Registration Form, and represents and warrants that there has been no change to any of the information in the Corporate Placee Registration Form previously filed with the Exchange up to the date of this Agreement, or will deliver a completed Form 4C, Corporate Placee Registration Form in the form attached hereto as Appendix II to the Issuer in accordance with Section 7.2 of this Agreement;

(cc) the Subscriber agrees that the Issuer and the Agent may be required by law or otherwise to disclose to regulatory authorities the identity of the Subscriber and if applicable the beneficial purchaser for whom the Subscriber may be acting; and

(dd) the Subscriber agrees that the above representations, warranties, covenants and acknowledgements in this subsection will be true and correct both as of the execution of this subscription and as of the day of Closing.

4.2 The foregoing representations, warranties, covenants and acknowledgements are made by the Subscriber with the intent that they be relied upon by the Issuer and the Agent in determining its suitability as a purchaser of Units, and the Subscriber hereby agrees to indemnify the Issuer against all losses, claims, costs, expenses and damages or liabilities which any of them may suffer or incur as a result of reliance thereon. The Subscriber undertakes to notify the Issuer and the Agent immediately of any change in any representation, warranty or other information relating to the Subscriber set forth herein which takes place prior to the Closing.

4.3 The Issuer will obtain and hold the right and benefit of this section in trust for and behalf of the Agent.

5. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE ISSUER

5.1 The Issuer represents, warrants and covenants that, as of the date given above and at the Closing:

(a) the Issuer is a valid and subsisting corporation incorporated and in good standing under the federal laws of Canada;

(b) the Issuer is duly registered and licensed to carry on business in the jurisdictions in which it carries on business or owns property where required under the laws of that jurisdiction;

(c) the authorized capital of the Issuer consists of an unlimited number of common shares without par value, of which 23,743,657 common shares are issued and outstanding as at December 17, 2003. The outstanding shares of the Issuer are fully paid and non-assessable;

(d) the Issuer will reserve or set aside sufficient shares in its treasury to issue the FT Shares and the FT Warrant Shares, and upon their issuance the FT Shares and the FT Warrant Shares will be duly and validly issued as fully paid and non-assessable;

(e) except as qualified by the disclosure in all prospectuses, financial statements, information circulars, annual information forms, press releases and material change reports (the "Disclosure Record") filed with any of the Commissions, the Issuer is the beneficial owner of the properties, business and assets or the interests in the properties, business or assets referred to in the Disclosure Record, all agreements by which the Issuer holds an interest in a property, business or assets are in good standing according to their terms and the properties in which the Issuer holds an interest are in good standing under the applicable laws of the jurisdictions in which they are situated;

(f) the financial statements of the Issuer contained in the Disclosure Record, filed with any of the Commissions have all been prepared in accordance with Canadian generally accepted accounting principles, accurately reflect the financial position and all material liabilities (accrued, absolute, contingent or otherwise) of the Issuer as of the date thereof, and no adverse material changes in the financial position of the Issuer have taken place since the date thereof;

(g) the Issuer has complied and will comply fully with the requirements of all applicable corporate and securities laws and administrative policies and directions, including, without limitation, the Acts and the Canada Business Corporations Act in relation to the issue and trading of its securities and in all matters relating to the Private Placement;

(h) there is not presently, and will not be until the closing of the Private Placement, any material change, as defined in the Acts, relating to the Issuer or change in any material fact, as defined in the Acts, relating to any of the Units which has not been or will not be fully disclosed in accordance with the requirements of the Acts and the policies of the Exchange;

(i) the issue and sale of the Securities by the Issuer does not and will not conflict with, and does not and will not result in a breach of, any of the terms of the Issuer's incorporating documents or any agreement or instrument to which the Issuer is a party or by which it is bound;

(j) neither the Issuer nor its subsidiaries is a party to any actions, suits or proceedings which could materially affect its respective business or financial condition, and to the best of the Issuer's knowledge no such actions, suits or proceedings are contemplated or have been threatened;

(k) there are no judgments against the Issuer or its subsidiaries which are unsatisfied, nor is the Issuer or its subsidiaries subject to any consent decrees or injunctions;

(l) this Agreement has been or will be by the Closing, duly authorized by all necessary corporate action on the part of the Issuer, and the Issuer has or will have by the Closing full corporate power and authority to undertake the Private Placement;

(m) the Issuer is a "Qualifying Issuer" as defined in Multilateral Instrument 45-102 and the "hold period" under Multilateral Instrument 45-102 will not exceed four months from the date of issuance of the Units in respect of the FT Shares, the Warrants and the FT Warrant Shares;

(n) the Issuer is not in default of any of the requirements of the Acts or any of the administrative policies or notices of the Exchange;

(o) no order ceasing or suspending trading in securities of the Issuer nor prohibiting the sale of such securities has been issued to and is outstanding against the Issuer or its directors, officers or promoters or against any other companies that have common directors, officers or promoters and no investigations or proceedings for such purposes are pending or threatened;

(p) except as disclosed in the Disclosure Record, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming such a right, agreement or option, for the issue or allotment of any unissued shares in the capital of the Issuer or its subsidiaries, or any other security convertible into or exchangeable for any such shares, or to require the Issuer or its subsidiaries to purchase, redeem or otherwise acquire any of the issued and outstanding shares in its capita!;

(q) the Issuer and its subsidiaries, if any, have filed all federal, provincial, local and foreign tax returns which are required to be filed, or have requested extensions thereof, and have paid all taxes required to be paid by them and any other assessment, fine or penalty levied against them, to the extent that any of the foregoing is due and payable, except for such assessments, fines and penalties which are currently being contested in good faith; and

(r) the Issuer has established on its books and records reserves which are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Issuer or its subsidiaries except for taxes not yet due, and there are no audits of any of the tax returns of the Issuer which are known by the Issuer's management to be pending, and there are no claims which have been or may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a material adverse effect on the properties, business or assets of the Issuer.

5.2 The representations and warranties contained in this section will survive the Closing for a period of one year.

5.3 By its acceptance of this offer, the Issuer confirms that the Subscriber will have the benefit of all of the representations, warranties, covenants and conditions provided to or for the benefit of the Agent under the Agency Agreement as if such representations, warranties, covenants and conditions where made directly to the Purchaser under this Agreement and the Issuer acknowledges that the Subscriber has relied on the representations and warranties contained in the Agency Agreement.

6. WITHDRAWAL OF SUBSCRIPTION

6.1 The Subscriber reserves the right to withdraw this subscription and to terminate its obligations hereunder at any time before the Closing if the Agent terminates its obligations with respect to the Private Placement under the Agency Agreement and hereby appoints the Agent as its agent for the purpose of notifying the Issuer of the withdrawal or termination of this subscription.

7. CLOSING

7.1 The Closing will take place as contemplated in the Agency Agreement on such date or dates to be determined by the Issuer and the Agent, provided however that the subscription proceeds paid by the Subscriber to the Agent will be held in trust pending the Closing, and if the Closing does not occur on or before December 31, 2003 or such later date as agreed to by the Issuer and the Agent, providing that this Subscription Agreement has been executed by the Subscriber and the Issuer on or before December 31, 2003, the subscription proceeds will be returned to the Subscriber without interest or deduction.

7.2 Upon execution of this Agreement, the Subscriber will deliver to the Agent:

(a) this subscription form, duly executed;

(b) a certified cheque or bank draft for the total price of the Subscriber's Units made payable to the Agent;

(c) if the Subscriber or its disclosed principal, as the case may be, is not an individual, a fully executed corporate placee registration form in the form set out in Appendix II, unless the Subscriber has previously filed such a form with the Exchange; and

(d) if the Subscriber or its disclosed principal, as the case may be, is an "accredited investor", a fully executed Accredited Investor Questionnaire, in the form set out in Appendix III if the Subscriber is resident in British Columbia or Alberta, or in the form set out in Appendix IV if the Subscriber is resident in Ontario.

7.3 At Closing, the Issuer will deliver to the Agent the certificate(s) representing the Subscriber's Units registered in the name of the Subscriber or its nominee.

7.4 The Subscriber hereby irrevocably authorizes the Agent, in its sole discretion:

(a) to act as the Subscriber's representative at the Closing, to receive the certificates representing the Subscriber's Units and to execute in its name and on its behalf all closing receipts and any documents required; and

(b) to waive, in whole or in part, any representations, warranties, covenants or conditions for the benefit of the Subscriber contained herein or in any agreement or document ancillary or related thereto and as contemplated by section 9.1 to complete any such appendix or ancillary document and to correct patent errors regarding the Subscriber's completion of any of the documents.

8. RESALE RESTRICTIONS

8.1 The Subscriber understands and acknowledges that the FT Shares and the Warrants comprising the Units and the FT Warrant Shares issuable on exercise of the Warrants will be subject to four month resale restrictions under the Acts and the Exchange's policies, the terms of which may be endorsed on the certificates representing such Securities as a printed legend during the resale restricted period, and the Subscriber agrees to comply with such resale restrictions. The Subscriber also acknowledges that it has been advised to consult its own independent legal advisor with respect to the applicable resale restrictions and the Subscriber is solely responsible for complying with such restrictions and the Issuer is not responsible for ensuring compliance by the Subscriber with the applicable resale restrictions.

8.2 If resident in Ontario, the Subscriber acknowledges that the Subscriber will be required to file a report on Form 45-501F2 with the Ontario Securities Commission within 10 days of each first trade of part or all of the Securities. The Subscriber acknowledges and accepts sole responsibility for the filing of the Form 45-501F2.

8.3 If the Subscriber is a control person of the Issuer, the Subscriber acknowledges that the Subscriber may be required to file a Form 45-102F2 or 45-102F3 within the time required by Multilateral Instrument 45-102 in the case of a control distribution by the Subscriber, with the relevant securities commissions. The Subscriber acknowledges and accepts sole responsibility for the filing of the Forms 45-102F2 and 45-102F3.

9. MISCELLANEOUS

9.1 The Subscriber hereby authorizes the Agent to correct any errors in, or complete any minor information missing from this Agreement, the Corporate Placee Registration Form (Appendix II), and the Accredited Investor Questionnaire (Appendix III or IV) which have been executed by the Subscriber and delivered to the Agent. The Subscriber consents to the filing of such documents and any other documents as may be required to be filed with any stock exchange or securities regulatory authority in connection with the Private Placement.

9.2 Without limitation, this subscription and the transactions contemplated hereby are conditional upon and subject to the Issuer receiving the Exchange's approval of this subscription and the transactions contemplated hereby.

9.3 This Agreement, which includes any interest granted or right arising under this Agreement, may not be assigned or transferred.

9.4 Except as expressly provided in this Agreement and in the agreements, instruments and other documents contemplated or provided for herein, this Agreement contains the entire agreement between the Parties with respect to the Securities and there are no other terms, conditions, representations or warranties whether expressed, implied, oral or written, by statute, by common law, by the Issuer, by the Agent, or by anyone else.

9.5 Subject to section 9.1, the parties may amend this Agreement only in writing.

9.6 This Agreement enures to the benefit of and is binding upon the Parties and, as the case may be, their respective heirs, executors, administrators and, successors.

9.7 A Party will give all notices or other written communications to the other Party concerning this Agreement by hand or by registered mail addressed to such other Party's respective address which is noted on the cover page of this Agreement.

9.8 This Agreement may be executed in counterparts, each of which when delivered will be deemed to be an original and all of which together will constitute one and the same document and the Issuer or the Agent will be entitled to rely on delivery by facsimile machine of an executed copy of this subscription, and acceptance by the Issuer of such facsimile copy will be equally effective to create a valid and binding agreement between the Subscriber and the Issuer as if the Issuer had accepted the subscription originally executed by the Subscriber.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

APPENDIX I

TERMS AND CONDITIONS GOVERNING THE FT SHARES
AND THE FT WARRANT SHARES

WHEREAS:

A. The Issuer has certain interests in mineral resource properties situated in British Columbia (collectively, the "Property");

B. The Issuer is a "principal-business corporation" as that phrase is defined in subsection 66(15) of the Income Tax Act of Canada (the "ITA");

C. It is the intention of the Issuer, either alone or in conjunction with others, to carry out or participate in an exploration program on the Property for the purpose of determining the existence, location, extent and quality of the mineral resources located thereon (the "Program");

D. The expenses incurred in performing the Program will:

(a) qualify as:

(i) "Canadian exploration expense" as described in paragraph (f) of the definition thereof in subsection 66.1(6) of the ITA (other than expenditures which constitute "Canadian exploration and development overhead expense" ("CEDOE") as prescribed for the purposes of paragraph 66(12.6)(b) of the ITA and seismic expenses specified in paragraph 66(12.6)(b.l) of the ITA), and

(ii) "flow-through mining expenditures" for the purposes of subsection 127(9) of the ITA (the "FTME Tax Credit"), to the extent such expenses are incurred before 2004 or, if applicable, the last day of any period of time after 2003 which may in future be allowed by the Canadian income tax authorities as the period on or before which the Issuer may incur such expenditures so as to allow a Subscriber to claim an FTME Tax Credit (the "FTME Deadline"); and

(b) to the extent such expenses are incurred before the FTME Deadline, be incurred by conducting mining exploration activities from or above the surface of the earth for the purpose of determining the existence, location, extent or quality of a "mineral resource" (as that phrase is defined in the ITA") which is a base or precious metal deposit, or a mineral deposit in respect of which:

(i) the federal Minister of Natural Resources has certified that the principal mineral extracted is an industrial mineral contained in a non-bedded deposit,

(ii) the principal mineral extracted is ammonite gemstone, calcium chloride, diamond, gypsum, halite, kaolin or sylvite, or

(iii) the principal mineral extracted is silica that is extracted from sandstone or quartzite;

and which is not an expense in respect of:

(iv) trenching, if one of the purposes of the trenching is to carry out preliminary sampling (other than Specified Sampling),

(v) digging test pits (other than digging test pits for the purpose of carrying out Specified Sampling), and

(vi) preliminary sampling (other than Specified Sampling),

which qualifying expenses are hereinafter referred to as "Qualifying Expenses";

E. The Subscribers have purchased, or will purchase, FT Shares and FT Warrant Shares comprising part of a Unit; and

F. The Issuer has agreed to apply the funds received from the sale of the FT Shares and FT Warrant Shares to carry out the Program and to renounce the Qualifying Expenses associated therewith to the Subscriber in accordance with the terms and conditions of this Appendix.

1. Definitions

In this Appendix, the following words have the following meanings unless otherwise indicated:

(a) "CEDOE" has the meaning set forth in recital D above;

(b) "ITA" has the meaning set forth in recital B above;

(c) "Program" has the meaning set forth in recital C above;

(d) "Property" has the meaning set forth in recital A above;

(e) "Qualifying Expenses" has the meaning set forth in recital D above; and

(f) "Specified Sampling" means the collecting and testing of samples in respect of a mineral resource except that specified sampling does not include:

(i) the collecting or testing of a sample that, at the time the sample is collected, weighs more than 15 tonnes, and

(ii) the collecting or testing of a sample collected at any time in a calendar year in respect of any one mineral resource if the total weight of all such samples collected (by the Issuer, any partnership of which it is a member or any combination of the Issuer and any such partnership) in the period in the calendar year that is before that time (other than samples each of which weighs less than one tonne) exceeds 1,000 tonnes.

All other capitalized terms have the meaning set out in the Subscription Agreement.

2. Allocation Of Price

$0.65 per Unit sold, and any funds received upon exercise of the FT Warrant Shares win comprise the flow-through funds (the "Flow-Through Funds"). The Subscriber acknowledges that $0.005 per Unit win be allocated to the Warrant but that this allocation is not binding on Canada Customs and Revenue Agency.

3. Issue Of FT Warrant Shares

Following receipt by the Issuer of the Flow-Through Funds, the Issuer win deposit the Flow-Through Funds in a bank account (the "Exploration Account") established by the Issuer for the purpose of financing the Program.

4. Accrued Interest On Exploration Account

The Subscriber acknowledges that any interest accruing on Flow-Through Funds in the Exploration Account win accrue to the sole benefit of the Issuer and may be applied by the Issuer for general corporate purposes.

5. Additional Subscribers To Participate In The Program

The Subscriber acknowledges that the Issuer may enter into agreements similar to the Subscription Agreement with other persons in respect of Units. Such agreements may be dated for reference the same date as the Subscription Agreement Any Flow-Through Funds paid to the Issuer pursuant to the terms of such agreements will also be deposited in the Exploration Account If the Issuer, however, sells rights to acquire, or issues, "flow-through" common shares pursuant to private placements or pursuant to other public offerings, any subscription funds received from such private placements or public offerings will be deposited into a bank account separate from the Exploration Account and will not be commingled with the funds deposited in the Exploration Account, it being the intention of the Issuer that separate subscriber's exploration accounts be established for each such private placement or public offering. Subject to section 7, the Issuer will expend each subscriber's exploration accounts in the order of:

(a) the reference date of any private placement "flow-through" subscription agreements entered into for such private placements; and

(b) the date of closing of such public offerings,

such that the subscription funds from the oldest "flow-through" financing will always be spent first and renunciation made in respect of such expenditures before any renunciations are made in respect of any exploration expenditures that are financed from subsequent "flow-through" financings.

6. Application of Flow-Through Funds

Subject to the Issuer's right to revise the Program as provided in section 17 below, the Issuer will apply a sum of money equal to the Flow-Through Funds as expenditures on the Program in this amount and the Issuer will only apply such funds to incur expenditures which are Qualifying Expenses. Qualifying Expenses incurred by the Issuer on the Program with the Flow-Through funds are sometimes referred to herein as "Resource Expenditures".

7. Schedule For Incurred Resource Expenditures

7.1 Unless the Subscriber gives notice to the Issuer or the Issuer gives notice to the Subscriber to the contrary (the "Notice Requirement") during the periods of time described in paragraphs 7.2(a) or 7.2(b), for the purposes of this Appendix, the Subscriber will be deemed to be dealing with the Issuer at "arm's length", as that term is used in the ITA.

7.2 The Issuer will expend as much of the Flow-Through Funds as is commercially reasonable between the date the Subscription Agreement is entered into (the "Effective Date") and:

(a) the end of February of the year after the year in which the Effective Date occurs, if the Notice Requirement has not been fulfilled prior to December 1 of the year in which the Effective Date occurs; or

(b) December 31 of the year in which the Effective Date occurs, if the Notice Requirement has been fulfilled prior to December 1 of such year.

7.3 The Issuer will expend as much of the remainder of the Flow-Through Funds as is commercially reasonable between the date described in paragraph 7.2(a) or (b), as the case maybe, and December 31 of the year after the year in which the Effective Date occurs and, in any event, the Issuer will expend the Flow-Through Funds on or before the date which is the last day of the twenty-fourth month after the end of the month that includes the Effective Date.

8. Issuer To Renounce Resource Expenditures In Favour Of Subscriber

8.1 Subject to sections 8.2 and 8.3, the Issuer will, within the times set out below and in accordance with the provisions of subsections 66(12.6) and 66(12.66) of the ITA, take all necessary steps to renounce in favour of the Subscriber, the amount of Resource Expenditures incurred by it using the Flow-Through Funds under the Program during the periods specified below less the amount, if any, of the assistance, as that latter term is defined in subsection 66(15) of the ITA, that the Issuer received or may reasonably be expected to receive in respect of such Resource Expenditures:

(a) on or before March 31 of the year following the year (the "Base Year") in which the Effective Date occurs, if the Subscriber has paid the price in money for FT Shares or FT Warrant Shares in the Base Year the Issuer will renounce, effective December 31 of the Base Year, Resource Expenditures it has incurred between the Effective Date and the end of February of the year following the Base Year;

(b) on or before March 31 of the year following the Base Year, if the Subscriber has paid the price in money for FT Shares or FT Warrant Shares in the Base Year the Issuer will renounce, effective December 31 of the Base Year, Resource Expenditures it has incurred or plans to incur between March I and December 31 of the year following the Base Year; and

(c) with respect to Resource Expenditures which are not renounced in accordance with paragraphs 8.1(a) or (b), the Issuer will renounce those expenditures effective as of the earliest possible calendar year and, in any event, before March of the calendar year following the date which is 24 months after the end of the month that includes the Effective Date.

8.2 Should the Notice Requirement be fulfilled prior to December 1 of the Base Year, the date "March 31" will be replaced by "March", in paragraph 8.1(a), the term "February of the year following" will be deleted from paragraph 8.1 (a), paragraph 8.1(b) will be deleted, paragraph 8.1(c) will become paragraph 8.1(b) and the term "paragraphs 8.1(a) or (b)" therein will be replaced with "paragraph 8.1(a)".

8.3 The aggregate Resource Expenditures renounced to the Subscriber will not be less than nor exceed the consideration paid by the Subscriber for FT Shares or FT Warrant Shares.

8.4 The Subscriber acknowledges that if the Issuer renounces Resource Expenditures pursuant to paragraph 8.1(b) (otherwise than as amended pursuant to section 8.2) and does not incur all or part of the Resource Expenditures which it planned to incur during the period specified therein, the Issuer will be required to reduce the amount of Resource Expenditures renounced pursuant to that paragraph and, as a result, the Subscriber:

(a) may be subject to increased income tax liabilities for the year in respect of which the excess renunciation was made; and

(b) may be required to file appropriate amendments to the Subscriber's income tax return for that and other years.

9. Issuer To File Prescribed Form In Respect or Renunciations

The Issuer will file, in respect of each renunciation made pursuant to this Appendix, before the last day of the month following the date of making such renunciation, such information returns with the Minister of National Revenue as are prescribed by subsection 66(12.7) of the ITA and will send concurrently a copy of such information returns to the Subscriber.

10. Issuer To File Copy Of Agreement With Canada Customs And Revenue Agency

The Issuer will file, together with a copy of the Subscription Agreement, the prescribed form referred to in subsection 66(12.68) of the ITA with Canada Customs and Revenue Agency ("CCRA") on or before the last day of the month following the earlier of:

(a) the month in which the Subscription Agreement is entered into; and

(b) the month in which the Subscription Agreement is first delivered to a potential investor.

11. Issuer To File Part XII.6 Return With CCRA

The Issuer will file, before March of the year following a particular year, any return required to be filed under Part XII.6 of the ITA in respect of the particular year, and will pay any tax or other amount owing in respect of that return on a timely basis.

12. Issuer To File Prescribed Form With CCRA

Where an amount that the Issuer has purported to renounce to the Subscriber effective December 31 of the Base Year pursuant to paragraph 8.1(a) or (b) (otherwise than as amended pursuant to section 8.2) exceeds the amount that it can renounce on that effective date because it did not actually incur Resource Expenditures within the period of time specified in that paragraph, and at the end of the year following the Base Year the Issuer knew or ought to have known of all or part of such excess renunciation, the Issuer will file a statement in prescribed form before March of the second year following the Base Year, all as required by subsection 66(12.73) of the ITA. A copy of such statement will be sent concurrently to the Subscriber.

13. Warranties

13.1 The Subscriber acknowledges, represents, warrants and covenants to and with the Issuer that, as at the Effective Date:

(a) the Subscriber is at arm's length (as that term is used in the ITA) with the Issuer and, notwithstanding the fulfilment or non-fulfilment of the Notice Requirement pursuant to section 7, the Subscriber acknowledges that if at any time during the year following the Base Year, the Subscriber is not at arm's length with the Issuer and the Issuer renounces Resource Expenditures it incurs or plans to incur pursuant to paragraph 8.2(a) or (b) (otherwise than as amended pursuant to section 8.2), notwithstanding the provisions of those paragraphs, the renunciation will not be effective December 31 of the Base Year; and

(b) if:

(i) either the Subscriber or the Issuer has not executed the Subscription Agreement; or

(ii) the Subscriber has not paid in money the subscription price for the FT Shares or FT Warrant Shares to the Issuer on or before December 31 of a particular year, the Subscriber will not be entitled to have any Resource Expenditures incurred after the particular year renounced to the Subscriber effective December 31 of the particular year, pursuant to paragraphs 8.1(a) or (b) (otherwise than as amended pursuant to section 8.2), and the Subscriber agrees that the above acknowledgements, representations, warranties and covenants in this subsection will be true and correct both as of the Subscriber's execution of the Subscription Agreement and as of the Effective Date.

13.2 The Issuer represents, warrants and covenants that, as of the Effective Date:

(a) the Issuer is, and at all material times will remain, a "principal-business corporation" within the meaning prescribed by subsection 66(15) of the ITA;

(b) the FT Shares and FT Warrant Shares will qualify as "flow-through shares" as deemed in subsection 66(15) of the ITA and in particular will not be prescribed shares as deemed in section 6202.1 of the regulations to the ITA;

(c) if the Issuer amalgamates or otherwise merges with anyone or more companies, any shares issued to or held by the Subscriber as a replacement for FT Shares or FT Warrant Shares as a result of such amalgamation or merger will qualify, whether by virtue of subsection 87(4.4) of the ITA or otherwise, as "flow-through" shares as described in subsection 66(15) of the ITA and in particular will not be prescribed shares as defined in section 6202.1 of the regulations to the ITA; and

(d) the Issuer will incur expenses which are Qualifying Expenses in an amount which equals the gross proceeds derived from the sale of FT Shares and FT Warrant Shares to the Subscriber, renounce that amount to the Subscriber and otherwise comply with its obligations as set forth in this Appendix, and the Issuer agrees that the above representations, warranties and covenants in this subsection will be true and correct both as of the Issuer's execution of the Subscription Agreement and as of the Effective Date.

14. Issuer Not To Claim A Deduction In Respect Of The Resource Expenditures

The Issuer will not claim any deduction for Qualifying Expenses or depletion of any sort in respect of the Resource Expenditures when preparing its tax returns from time to time.

15. Issuer To Account To Subscriber

The Issuer will maintain proper accounting books and records relating to the Exploration Expenditures. On the completion of the Program, the Issuer will account to the Subscriber in respect of the application of the Flow-Through Funds.

16. No Dissemination Of Confidential Information

The Issuer will be entitled to hold confidential all information relating to any program on which any portion of the Flow-Through Funds is expended pursuant to the Subscription Agreement and it will not be obligated to make such information available to the Subscriber except in the manner and at such time as it makes any such information available to its shareholders or to the public pursuant to the rules and policies of any stock exchange or laws, regulations or policies of any province.

17. Revision Of The Program

While it is the present intention of the Issuer to undertake the Program, it is the nature of mining exploration that data and information acquired during the conduct of a resource development program may alter the initially proposed Program and the Issuer expressly reserves the right to alter the Program on the advice of its technical staff or consultants and further reserves the right to substitute other resource programs on which to expend part of the Flow-Through Funds, provided such programs entail the incurrence of Qualifying Expenses and are otherwise capable of renunciation by the Issuer to the Subscriber pursuant to the Subscription Agreement.

18. Other Flow-Through Shares Sales

The Subscriber acknowledges that there may be other sales of FT Shares and FT Warrant Shares, some or all of which may occur after the acquisition of FT Warrant Shares by the Subscriber. The Subscriber further acknowledges that there is a risk that insufficient funds may be raised from the sale of FT Shares and FT Warrant Shares to fund the Issuer's objectives, and that it is possible that no FT Warrant Shares may be purchased after the Subscriber has done so. The Subscriber also acknowledges that the ability of the Issuer to renounce expenditures to the Subscriber in connection with any exercise of the Warrants will be subject to the laws applicable to the Issuer at the time of exercise and the Subscriber will not be entitled to damages or other remedy if the Issuer is legally unable to so renounce expenditures at the time of exercise of the Warrants. In any such event the holders of Warrants will be first notified.

APPENDIX II

TSX VENTURE EXCHANGE

FORM 4C

CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the "Placee") need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) with the Exchange.
1.	Placee Information:
	(a)	Name: ____________________________________________________________
	(b)	Complete Address: __________________________________________________
_________________________________________________________________
	(c)	Jurisdiction of Incorporation or Creation: __________________________________
2.	(a)	Is the Placee purchasing securities as a portfolio manager (Yes/No)? _____________
	(b)	Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)? __________________
3.	If the answer to 2(b) above was "Yes", the undersigned certifies that:
(a)

It is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client's express consent to a transaction;

(b)

it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a "portfolio manager" business) in _________________________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

	(c)	it was not created solely or primarily for the purpose of purchasing securities of the Issuer;
	(d)	the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and
(e)

it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing

4. If the answer to 2(a). above was "No", please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and III of the Securities Act (British Columbia) and sections 176 and 182 of the Securities Act (Alberta).

Dated at _________________________________ on _________________________________.

_____________________________________
(Name of Subscriber - please print)

_____________________________________
Authorized Signature

_____________________________________
(Official Capacity - please print)

_____________________________________
(please print name of individual whose signature
appears above)

THIS IS NOT A PUBLIC DOCUMENT

APPENDIX III

BRITISH COLUMBIA AND ALBERTA ACCREDITED INVESTOR QUESTIONNAIRE

The Subscriber is an "accredited investor", as such term is defined in Multilateral Instrument 45-103 - Capital Raising Exemptions ("MI 45-103") and, as at the time the subscription is accepted by the Issuer ("Closing"), the Subscriber will fall within one or more of the following categories (Please check and initial one or more, as applicable):

[ ]	(a)	a Canadian financial institution, or an authorized foreign bank listed in Schedule III of the Bank Act (Canada),
[ ]	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada),
[ ]	(c)	an association under the Cooperative Credit Associations Act (Canada) located in Canada or a central cooperative credit society for which an order has been made under subsection 473(1) of that Act,
[ ]	(d)

a subsidiary of any person or company referred to in paragraphs (a) to (c), if the person or company owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,

[ ]	(e)

a person or company registered under the securities legislation of a jurisdiction of Canada, as an adviser or dealer, other than a limited market dealer registered under the Securities Act (Ontario) or Securities Act (Newfoundland and Labrador),

[ ]	(f)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada, as a representative of a person or company referred to in paragraph (e),
[ ]	(g)	the government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the government of Canada or a jurisdiction of Canada,
[ ]	(h)	a municipality, public board or commission in Canada,
[ ]	(i)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,
[ ]	(j)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada,
[ ]	(k)

an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000,

[ ]	(1)

an individual whose net income before taxes exceeded $200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent years and who, in either case, reasonably expects to exceed that net income level in the current year,

[ ]	(m)

a person or company, other than a mutual fund or non-redeemable investment fund, that, either alone or with a spouse, has net assets of at least $5,000,000, and unless the person or company is an individual, that amount is shown on its most recently prepared financial statements,

[ ]	(n)	a mutual fund or non-redeemable investment fund that, in the local jurisdiction, distributes its securities only to persons or companies that are accredited investors,
[ ]	(o)

a mutual fund or non-redeemable investment fund that, in the local jurisdiction, is distributing or has distributed its securities under one or more prospectuses for which the regulator has issued receipts,

[ ]	(p)

a trust company or trust corporation registered under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, trading as a trustee or agent on behalf of a fully managed account,

[ ]	(q)

a person or company trading as agent on behalf of a fully managed account if that person or company is registered or authorized to carry on business under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction as a portfolio manager or under an equivalent category of adviser or is exempt from registration as a portfolio manager or the equivalent category of adviser,

[ ]	(r)

a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or other adviser registered to provide advice on the securities being traded,

[ ]	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) through (e) and paragraph G) in form and function, or
[ ]	(t)

a person or company in respect of which all of the owners of interests, direct or indirect, legal or beneficial, except the voting securities required by law to be owned by directors, are persons or companies that are accredited investors.

For the purposes hereof, the following definitions are included for convenience:

"affiliate" means an issuer connected with another issuer because

(a) one of them is the subsidiary of the other, or

(b) each of them is controlled by the same person or corporation;

"beneficial ownership" includes

(a) for the purposes of British Columbia law, when a person beneficially owns securities that are beneficially owned by

(i) an issuer controlled by that person, or

(ii) an affiliate of that person or an affiliate of an issuer controlled by that person;

(b) for the purposes of Alberta law, when a person beneficially owns securities that are beneficially owned by

(i) a corporation controlled by that person or an affiliate of that corporation,

(ii) an affiliate of that person, or

(iii) through a trustee, legal representative, agent or other intermediary of that person;

"Canadian financial institution" means a bank, loan corporation, trust corporation, insurance corporation, treasury branch, credit union or caisse populaire that, in each case, is authorized to carry on business in Canada or a jurisdiction, or the Confederation des caisses populaires et d'économie Desjardins du Québec;

"control" occurs if

(a) for the purposes of British Columbia law,

(i) voting securities of a first party (person or corporation) are held, other than by way of security only, by or for the benefit of a second party (person or corporation), and

(ii) the voting rights attached to those voting securities are entitled, if exercised, to elect a majority of the directors of the first party; and

(b) for the purposes of Alberta law,

(i) voting securities of a first party carrying more than 50% of the votes that may be cast to elect directors are held, other than for the purpose of giving collateral for a bona fide debt, by or for the benefit of a second party (person or corporation); and

(ii) the votes carried by the securities referred to in (a) are sufficient, if exercised, to elect a majority of the board of directors of the first party;

"director" means

(a) for the purpose of British Columbia law, a director of a corporation or an individual occupying or performing, with respect to a corporation or any other person, a similar position or similar functions; and

(b) for purposes of Alberta law, a person acting in a capacity similar to that of a director of a corporation;

"financial assets" means cash and securities;

"foreign jurisdiction" means a country other than Canada or a political subdivision of a country other than Canada;

"jurisdiction" means a province or territory of Canada except when used in the term foreign jurisdiction;

"local jurisdiction" means the jurisdiction in which the applicable securities regulatory authority is situate;

"mutual fund" includes an issuer of securities that entitles the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in a part of the net assets, including a separate fund or trust account, of the issuer of the securities;

"person" or "company" includes

(a) for the purposes of British Columbia law, an individual, corporation, partnership, party, trust, fund, association and any other organized group of persons and the personal or other legal representative of a person to whom the context can apply according to law, and

(b) for the purposes of Alberta, an individual, partnership, unincorporated or incorporated association, unincorporated or incorporated syndicate, unincorporated or incorporated organization, trust, trustee, executor, administrator or other legal representative;

"regulator" means

(a) the Executive Director, as defined under section 1 of the Securities Act (Alberta),

(b) the Executive Director, as defined under section 1 of the Securities Act (British Columbia) and

(c) such other person as is referred to in Appendix D of National Instrument 14-101 - Definitions;

"related liabilities" means

(a) liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, and

(b) liabilities that are secured by financial assets;

"securities legislation" means securities legislation as such term is defined in National Instrument 14-101 - Definitions;

"securities regulatory authority" means

(a) the British Columbia Securities Commission,

(b) the Alberta Securities Commission, and

(c) in respect of any local jurisdiction other than Alberta or British Columbia, means the securities commission or other regulatory authority listed in Appendix C of National Instrument 14-101 - Definitions;

"subsidiary" occurs when a person or corporation is controlled by another person or corporation;

"voting security" means any security which:

(a) is not a debt security, and

(b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing; and

"$" means Canadian Dollars.

The foregoing representation, warranty and certificate is true an accurate as of the date of this certificate and will be true and. accurate as of Closing. If any such representation, warranty or certificate shall not be true and accurate prior to Closing, the undersigned shall give immediate written notice of such fact to the Issuer.

Dated: _______________________________

Signed: _______________________________

_____________________________________
Print the name of Subscriber

_____________________________________
If Subscriber is a corporation, print name and title of Authorized Signing Officer

APPENDIX IV

ONTARIO ACCREDITED INVESTOR QUESTIONNAIRE

The Subscriber hereby represents, warrants and certifies to the Issuer that: [Initial in the box to the left of each applicable item; choose only one of item (a) or (b) below and choose only one sub item in (a) or (b)]:

[ ]	(a)

the Subscriber is resident in Ontario has completed and selected one or more of the sub-paragraphs of the definition of "accredited investor" (as such term is defined in Rule 45-501 of the Ontario Securities Commission ("OSC Rule 45-501")) below and:

	[ ]	(i)

is purchasing the securities as principal, is an "accredited investor" and is purchasing the securities as principal for its own account and not for the benefit of any other person, and it is purchasing for investment only and not with a view to resale or distribution and no other person, corporation, firm or other organization has a beneficial interest in the said securities being purchased;

	[ ]	(ii)

is purchasing the securities as agent for principals disclosed on the cover page of this Agreement, the Subscriber is an agent or trustee and each disclosed principal for whom the Subscriber is acting is an "accredited investor" and is purchasing as principal for its own account, and not for the benefit of any other person, and is purchasing for investment only and not with a view to resale or distribution; or

[ ]	(b)

is resident in Ontario and is purchasing the securities for a principal or principals which is or are undisclosed or identified by account number only and the Subscriber has completed and selected one or more of the sub-paragraphs of the definition of "accredited investor" below by selecting either (x) or (y) thereto and the Subscriber is:

	[ ]	(i)	a portfolio advisor (as such term is defined in OSC Rule 45-501) and is purchasing the securities as trustee or agent for a managed account (as defined in OSC Rule 45-501); or
	[ ]	(ii)	a trust corporation registered under the Loan and Trust Corporations Act (Ontario) and is purchasing the securities as trustee or as agent for an account that is fully managed by such trust company.

Please complete and select one or more of the sub-paragraphs of the definition of "accredited investor" below by initialling the applicable sub-paragraph(s):

_____	(a)	a bank listed in Schedule I or II of the Bank Act (Canada), or an authorized foreign bank listed in Schedule III of that Act;
_____	(b)	the Business Development Bank incorporated under the Business Development Bank Act (Canada);
_____	(c)

a loan corporation or trust corporation registered under the Loan and Trust Corporations Act or under the Trust and Loan Companies Act (Canada), or under comparable legislation in any other jurisdiction;

_____	(d)

a co-operative credit society, credit union central, federation of caisses populaires, credit union or league, or regional caisse populaire, or an association under the Cooperative Credit Associations Act (Canada), in each case, located in Canada;

_____	(e)	a Corporation licensed to do business as an insurance Corporation in any jurisdiction;
_____	(f)	a subsidiary of any Corporation referred to in paragraph (a), (b), (c), (d) or (e), where the Corporation owns all of the voting shares of the subsidiary;
_____	(g)	a person or Corporation registered under the Act or securities legislation in another jurisdiction as an adviser or dealer, other than a limited market dealer;
_____	(h)	the government of Canada or of any jurisdiction, or any crown corporation, instrumentality or agency of a Canadian federal, provincial or territorial government;
_____	(i)	any Canadian municipality or any Canadian provincial or territorial capital city;
_____	(j)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any instrumentality or agency thereof;
_____	(k)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a provincial pension commission or similar regulatory authority;
_____	(l)	a registered charity under the Income Tax Act (Canada);
_____	(m)

an individual who beneficially owns, or who together with a spouse beneficially own, financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $1,000,000;

_____	(n)

an individual whose net income before taxes exceeded $200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of those years and who, in either case, has a reasonable expectation of exceeding the same net income level in the current year;

_____	(o)

an individual who has been granted registration under the Act or securities legislation in another jurisdiction as a representative of a person or Corporation referred to in paragraph (g), whether or not the individual's registration is still in effect;

_____	(p)	a promoter of the issuer or an affiliated entity of a promoter of the issuer;
_____	(q)	a spouse, parent, grandparent or child of an officer, director or promoter of the issuer;
_____	(r)	a person or Corporation that, in relation to the issuer, is an affiliated entity or a person or Corporation referred to in clause (c) of the definition of distribution in subsection 1(1) of the Act;
_____	(s)	an issuer that is acquiring securities of its own issue;
_____	(t)

a Corporation, limited partnership, limited liability partnership, trust or estate, other than a mutual fund or non-redeemable investment fund, that had net assets of at least $5,000,000 as reflected in its most recently prepared financial statements;

_____	(u)	a person or Corporation that is recognized by the Commission as an accredited investor;
_____	(v)	a mutual fund or non-redeemable investment fund that, in Ontario, distributes its securities only to persons or companies that are accredited investors;
_____	(w)	a mutual fund or non-redeemable investment fund that, in Ontario, distributes its securities under a prospectus for which a receipt has been granted by the Director;
_____	(x)	a managed account if it is acquiring a security that is not a security of a mutual fund or non-redeemable investment fund;
_____	(y)	an account that is fully managed by a trust corporation registered under the Loan and Trust Corporations Act;
_____	(z)	an entity organized outside of Canada that is analogous to any of the entities referred to in paragraphs (a) through (g) and paragraph (k) in form and function; or
_____	(aa)	a person or Corporation in respect of which all of the owners of interests, direct or indirect, legal or beneficial, are persons or companies that are accredited investors.

As used in this questionnaire, the following terms have the following meanings:

(a) "Act" means the Securities Act (Ontario);

(b) "Commission" means the Ontario Securities Commission;

(c) "Corporation" means any corporation, incorporated association, incorporated syndicate or other incorporated organization;

(d) "director" where used in relation to a person, includes a person acting in a capacity similar to that of a director of a company;

(e) "entity" means a company, syndicate, partnership, trust or unincorporated organization.

(f) "financial assets" means cash, securities, or any contract of insurance or deposit or evidence thereof that is not a security for the purpose of the Act;

(g) "individual" means a natural person, but does not include a partnership, unincorporated association, unincorporated organization, trust or a natural person in his or her capacity as trustee, executor, administrator or other legal personal representative;

(h) "managed account" means an investment portfolio account of a client established in writing with a portfolio adviser who makes investment decisions for the account and has full discretion to trade in securities of the account without requiring the client's express consent to a transaction;

(i) "mutual fund" includes an issuer of securities that entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in a part of the net assets, including a separate fund or trust account, of the issuer of the securities;

(j) "non-redeemable investment fund" means an issuer

(i) whose primary purpose is to invest money provided by its security holders;

(ii) that does not invest for the purpose of exercising effective control, seeking to exercise effective control, or being actively involved in the management of the issuers in which it invests, other than other mutual funds or non-redeemable investment funds; and

(iii) that is not a mutual fund;

(k) "officer" means the chair, any vice-chair of the board of directors, the president, any vice president, the secretary, the assistant secretary, the treasurer, the assistant treasurer, and the general manager of a company, and any other person designated an officer or a company by by-law or similar authority, or any individual acting in a similar capacity on behalf of the issuer or registrant;

(l) "person" means an individual, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative;

(m) "portfolio adviser" means (i) a portfolio manager registered under the Act; or (ii) a broker or investment dealer exempted from registration as an adviser under subsection 148(1) of the Regulation to the Act if that broker or investment dealer is not exempt from the by-laws or regulations of the TSX or the Investment Dealers' Association of Canada referred to in that subsection;

(n) "portfolio manager" means an adviser registered for the purpose of managing the investment portfolio of clients through discretionary authority granted by the clients;

(o) "promoter" means (a) a person or company who, acting alone or in conjunction with one or more other persons, companies or a combination thereof, directly or indirectly, has taken the initiative in founding, organizing or substantially reorganizing the business of an issuer, or (b) a person or the company who, in connection with the founding, organizing or substantial reorganizing of the business of an issuer, directly or indirectly, receives in consideration of services or property, or both services and property, 10 per cent or more of any class of securities of the issuer or 10 per cent or more of the proceeds from the sale of any class of securities of a particular issue;

(p) "related liabilities" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

(q) "spouse", in relation to an individual, means another individual to whom that individual is married, or another individual of the opposite sex or the same sex with whom that individual is living in a conjugal relationship outside marriage;

In OSC Rule 45-501 a person or Corporation is considered to be "controlled" by a person or Corporation if:

(i) in the case of a person or Corporation:

(A) voting securities of the first-mentioned person or Corporation carrying more than 50 percent of the votes for the election of directors are held, otherwise than by way of security only, by or for the benefit of the other person or Corporation, and

(B) the votes carried by the securities are entitled, if exercised, to elect a majority of the directors of the first-mentioned person or Corporation;

(ii) in the case of a partnership that does not have directors, other than a limited partnership, the second-mentioned person or Corporation holds more than 50 percent of the interests in the partnership; or

(iii) in the case of a limited partnership, the general partner is the second-mentioned person or Corporation.

In OSC Rule 45-501 a person or Corporation is considered to be an "affiliated entity" of another person or Corporation if one is a subsidiary entity of the other, or if both are subsidiary entities of the same person or Corporation, or if each of them is controlled by the same person or Corporation.

In OSC Rule 45-501 a person or Corporation is considered to be a "subsidiary entity" of another person or Corporation if:

(i) it is controlled by:

(A) that other, or

(B) that other and one or more persons or Corporations each of which is controlled by that other, or

(C) two or more persons or Corporations, each of which is controlled by that other, or

(ii) it is subsidiary entity of a person or Corporation that is the other's subsidiary entity.

The foregoing representation, warranty and certificate is true and accurate as of the date of this certificate and will be true and accurate as of Closing. If any such representation, warranty or certificate shall not be true and accurate prior to Closing, the undersigned shall give immediate written notice of such fact to the Issuer.

IN WITNESS WHEREOF, the undersigned has executed this Questionnaire as of the ______ day of ___________________, 200______.

If a Corporation, Partnership or Other Entity:

_____________________________________
Name of Entity

_____________________________________
Type of Entity

_____________________________________
Signature of Person Signing

_____________________________________
Print of Type Name and title of Person Signing

If an Individual: _____________________________________ Signature _____________________________________ Print or Type Name

TSX
Venture Exchange

FORM 5C

TRANSACTION SUMMARY FORM

Re:  Getty Copper Inc.

 (the “Issuer”).

Trading Symbol:  GTC

.

The undersigned hereby certifies the following information:

1.

The undersigned is a director or senior officer of the Issuer and is duly authorized by the Issuer to make this declaration.

2.

The transaction is fully disclosed in a news release dated  December 11, 2003

.

3.

The asset/property to be acquired by the Issuer, including the location of the asset/property is as follows:  Nine Crown granted mineral claims, known as the Transvaal Claim, located in the Kamloops Mining Division, British Columbia.

4.

The date, parties to and type of agreement (e.g. sale or option) are as follows:

A purchase agreement (evidenced by a series of letters dated November 19, 2003, December 5, 2003 (two), December 11, 2003 and April 26, 2004. Between Genco Resources Ltd. (the “Vendor”) and the Issuer.

5.

The total share and/or cash consideration and required work commitments for the first year for the transaction are as follows:

$275,000 payable in common shares of the Issuer at a price of $0.60 per share (458,333 shares).  There are no work commitments in the first year.

6.

The names of any parties receiving securities of the Issuer pursuant to the transaction and the number of securities to be issued are described as follows:

Name of Party (If not an individual, name all Insiders of the Party)	Number and Type of Securities to be Issued	Insider=Y ProGroup=P Not Applicable=N/A
Genco Resources Ltd.	458,333	N/A Genco is a company listed on the TSX Venture Exchange (see also below).

7.

The transaction is not a Non Arm’s Length Party Transaction as defined in Policy 1.1 – Interpretation or, if the transaction is a Non Arm’s Length Party Transaction, the details of the relationship between the Issuer and the other party are as follows:  The Vendor and the Issuer have two directors in common: Robert C. Gardner, and Brian R.D. Smith.   John Lepinski, is a greater than 10% shareholder of both the Issuer and the Vendor.  There are other common shareholders..

8.

If the other party to the transaction is not an individual, the names of all Insiders of the other party are as follows:  The following persons are insiders of the Vendor are understood by the Issuer to be:  Bruno Barde, Robert C. Gardner, Gordon Blankstein, John B. Lepinski, Eduardo Luna, James McDonald,  Wayne Moorehouse, Joseph F. Church and Brian R.D. Smith.

.

9.

If the transaction is an acquisition, the Issuer has taken reasonable steps to ensure that the vendor has good title.

10.

There are no Material Changes relating to the Issuer which have not been publicly disclosed. There are no undisclosed Material Changes relating to the Issuer except those which Ms. Carol Ellis of the TSX Venture Exchange is aware of in connection with the 2002/2003 acquisition of the Getty South property interest (50%).

11.

To the knowledge of the Issuer, at the time an agreement was reached, no other party to the transaction had knowledge of any undisclosed Material Fact or Material Change relating to the Issuer, other than in relation to this transaction.

12.

The Expedited Acquisitions, as defined in Policy 5.3 – Acquisitions and Dispositions of Non-Cash Assets, of the Issuer during the preceding 6 months are as follows:  None

.

13.

If a finder’s fee is to be paid, the particulars of such proposed fee are as follows (including name and address of the finder):  N/A

.

14.

If applicable, state that the transaction is the acquisition of an interest in a property and that the property being acquired is contiguous to or otherwise related to any other asset acquired in the last 12 months.  N/A

.

15.

The transaction has been approved by the directors of the Issuer and in the event of any conflict of interest, to the knowledge of the Issuer, any party in conflict has complied with applicable corporate law and Exchange Requirements.

16.

If the transaction is a Non Arm’s Length Party Transaction, as defined in Policy 1.1 – Interpretation, disclose:

(a)

which directors declared a conflict of interest and abstained from voting at the directors meeting regarding this transaction; and

At the meeting of the directors of the Issuer held April 19, 2004, the following persons abstained from voting on the resolution approving the transaction: Robert Gardner and John Lepinski

(b)

if the transaction is subject to Policy 5.9 – Insider Bids, Going Private Transactions and Related Party Transactions, how compliance will be made with the applicable valuation and shareholder approval requirements of that Policy. The transaction is the subject of “A Valuation of the Transvaal Claims for Getty Copper Inc. dated April 2004” prepared by Ross Glanville & Associates Ltd.

.

17.

If the transaction forms part of a COB or RTO, the relevant terms of the COB or RTO are as follows:  N/A

Acknowledgement – Personal Information

“Personal Information” means any information about an identifiable individual, and includes the information contained in Items 4, 6, 7, 8, 13 and 16, as applicable, in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a)

the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b)

the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated July        , 2004

.

Signature of authorized signatory

Donald Willoughby

Print name of Signatory

Chief Financial Officer and Director

Official Capacity

UNIT SUBSCRIPTION AGREEMENT
(for TSX-VE Listed Issuers without an Offering Memorandum)

TO:	GETTY COPPER INC. (the “Issuer”) Suite 550 – 999 West Hastings Street, Vancouver, B .. C .., Canada V6C 2W2

RE:

Purchase of $ 0.65 Units (each a common share and a warrant of the Issuer)

REFERENCE DATE:

MAY 6, 2004

Instructions to complete this Subscription for Units

1.

Enter number of Units purchased, aggregate Subscription Amount, Name, Address and other particulars, then sign below.

2.

Complete Registration or Delivery Instructions as necessary and “Other Information to be Completed by Each Investor” (required for TSX Venture Exchange ).

3.

If you are a corporate investor or a portfolio manager, complete TSX Venture Exchange Corporate Placee Registration Form (if you have previously filed this form in connection with another transaction on the TSX Venture Exchange you need NOT complete another one) (Schedule A).

4.

If you are a resident of the Province of British Columbia or Alberta AND you are an “Accredited Investor” (e.g., high net worth), complete “British Columbia & Alberta Accredited Investor Certificate” (Schedule B-1) or, if you are not an “Accredited Investor”, complete “British Columbia & Alberta Confirmation of Relationship” (Schedule B-2).

5.

If you are a resident of the Province of Ontario, you must be an “Accredited Investor” as defined under Ontario Securities Commission Rule 45-501, please complete the “Ontario Accredited Investor Certificate” (Schedule C).

6.

If you are a U.S. Person or c itizen , please complete the “United States Accredited Investor Certificate” (Schedule D).

7.

Courier completed forms and subscription funds to the Issuer, at the above address, Attention: Darlene Ross.  Subscription funds may be remitted by certified cheque or bank draft payable to “Getty Copper Inc.”.  All monetary amounts herein are in Canadian dollars.

(Name of Investor – please print)	Number of Units:

(Signature of Investor)

(Official Capacity or Title of Signatory, if Investor is not an individual – please print)

(Please print name of individual whose signature appears above if different than the name of the name of the Investor printed above.)

__ (Investor’s Address)	Aggregate Subscription Price for Units: Payable to: GETTY COPPER INC.
( Investor’s Telephone Number and Fax Number) Investor’s E-Mail Address
REGISTER the Units as set forth below(1) Name Account reference, if applicable Address	DELIVER the Units as set forth below: Name Account reference, if applicable Contact Name Address Telephone Number

(1)

Registration must reflect legal ownership in accordance with Investor’s disclosure made on the face page and must be in the form required by Investor’s broker.

OTHER INFORMATION TO BE COMPLETED BY EACH INVESTOR

A.

Corporate Placee Registration Form (Schedule A)

The Investor, if not an individual (i.e., under company name ), either [CHECK WHERE APPROPRIATE]:

_____

has previously filed with the Exchange a Form 4C, Corporate Placee Registration Form, and represents and warrants that there has been no change to any of the information in the Corporate Placee Registration Form previously filed with the TSX Venture Exchange (the “TSX Venture”) up to the date of this Agreement; or

_____

hereby delivers to the Issuer a completed Form 4C, Corporate Placee Registration Form, in the form attached hereto, for filing with the TSX Venture.

B.

Present Ownership of Securities

The Investor either [CHECK APPROPRIATE ITEM]:

_____

does not own, directly or indirectly, or exercise control or direction over, any common shares of the Issuer or warrants, options or other securities convertible into or exercisable to acquire common shares of the Issuer ; or

_____

owns directly or indirectly, or exercises control or direction over, ____________________ common shares of the Issuer and warrants, options and convertible securities entitling the Investor to acquire an additional ____________________ common shares in the capital stock of the Issuer (excluding the Units ____________________ subscribed for herein).

C.

Insider Status

The Investor either [CHECK IF APPROPRIATE]:

 _____

is NOT an “Insider” of the Issuer as defined in the British Columbia Securities Act; or

_____

IS an “Insider” of the Issuer as defined in the British Columbia Securities Act.

The British Columbia Securities Act defines “Insider” as:

(a)

a director or senior officer of the Issuer;

(b)

a director or senior officer of a person that is itself an insider or subsidiary of the issuer;

(c)

a person that has

(i)

direct or indirect beneficial ownership of

(ii)

control or direction over, or

(iii)

a combination of direct or indirect beneficial ownership of and of control or direction over securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person as underwriter in the course of a distribution, or

(a)

the issuer itself, if it has purchased, redeemed or otherwise acquired any securities of its own issue, for so long as it continues to hold those securities; or

D.

Member of “Pro Group”

The Investor either [CHECK IF APPROPRIATE]:

_____

is NOT a Member of the “Pro Group” as defined in the Rules of the TSX Venture; or

_____

IS a Member of the “Pro Group” as defined in the Rules of the TSX Venture.

The TSX Venture defines “Pro Group” as:

1.   Subject to subparagraphs (2), (3) and (4), “Pro Group” shall include, either individually or as a group:

(a)  the member (i.e. a member of the TSX Venture under its requirements);

(b) employees of the member;

(c) partners, officers and directors of the member;

(d) affiliates of the member; and

(e) associates of any parties referred to in subparagraphs (1) through (4).

2.   The TSX Venture may, in its discretion, include a person or party in the Pro Group for the purposes of a particular calculation where the TSX Venture determines that the person is not acting at arm’s length of the member;

3.   The TSX Venture may, in its discretion, exclude a person from the Pro Group for the purposes of a particular calculation where the TSX Venture determines that the person is acting at arm’s length of the member;

4.   The member may deem a person who would otherwise be included in the Pro Group pursuant to subparagraph (1) to be excluded from the Pro Group where the member determines that:

(a)  the person is an affiliate or associate of the member acting at arm’s length of the member;

(b)  the associate or affiliate has a separate corporate and reporting structure;

(c)  there are sufficient controls on information flowing between the member and the associate or affiliate; and

(d)  the member maintains a list of such excluded persons; or

ACCEPTANCE:  The Issuer hereby accepts the above subscription.

GETTY COPPER INC.

Per:

Execution Date:

Authorized Signatory

Purchase of Cdn $0.65 Units Exempt from Prospectus Requirements

DEFINITIONS

“Accredited Investor” means generally a high net worth or high income person, specifically defined as:

an Investor resident in the Province of Alberta or British Columbia who is an accredited investor as defined in Section 1.1 of Multilateral Instrument 45-103 (see Schedule B-1);

an Investor resident in the Province of Ontario who is an accredited investor as defined in Ontario Securities Commission Rule 45-501 (see Schedule C); or

a U.S. Person who is an accredited investor as defined in Rule 501(a) of Regulation D (see Schedule D); or

“Applicable Securities Laws” means the securities legislation having application and the rules, policies, notices and orders issued by applicable securities regulatory authorities, including the TSX Venture,  having application over this Offering and the Issuer in the Principal Canadian Jurisdictions;

“Closing” means a completion of an issue and sale by the Issuer and the purchase by the Investors of the Units pursuant to this Subscription Agreement at 10:00 a.m. on the Closing Date.  Closings may occur on one or more dates as the Issuer may determine within the requirements of the TSX Venture;

“Closing Date” means the first business day following TSX Venture acceptance of this subscription and others which form part of the Offering. On the Closing Date the Shares and Warrants comprising the Units will be issued and mailed to or made available for pickup by the Investor;

“Exemptions” means the exemptions from the registration and prospectus or equivalent requirements under Applicable Securities Laws;

“Foreign Portfolio Manager” means a person who carries on business as a “portfolio manager” (within the meaning of that term under Applicable Securities Laws) in an International Jurisdiction and who purchases Units as an agent for fully managed accounts;

“Family, Close Friends and Business Associates Exemption” means the exemption from prospectus requirements found in Section 3.1 of MI 45-103;

“fully managed” in relation to an account, means that the Investor has the discretion as to the account as contemplated by Applicable Securities Law;

“International Jurisdiction” means a country other than Canada or the United States;

“Investor” means the person or persons named as Investor on the face page of this Subscription Agreement and if more than one person is so named, means all of them jointly and severally;

“MI 45-103” means Multilateral Instrument 45-103 Capital Raising Exemptions in the form adopted by the B.C. and Alberta Securities Commissions;

“material” means material in relation to the Issuer and any subsidiary considered on a consolidated basis;

“material change” means any change in the business, operations, assets, liabilities, ownership or capital of the Issuer and any subsidiary considered on a consolidated basis that would reasonably be expected to have a significant effect on the market price or value of the Issuer’s securities;

“material fact” means any fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the Issuer’s securities;

“misrepresentation” is as defined under Applicable Securities Laws;

“Offering” means the sale by the Issuer of up to 461,538.46 Units of the Issuer on the terms set forth in this Agreement;

“Ontario Accredited Investor Exemption” means the exemption from registration and prospectus requirements found in Ontario Securities Commission Rule 45-501;

“Portfolio Manager” means an adviser who manages the investment portfolio of clients through discretionary authority granted by one or more clients;

“Principal Canadian Jurisdictions” means British Columbia, Alberta and Ontario;

“Public Record” means information which has been publicly filed at www.SEDAR.com by the Issuer under Applicable Securities Laws;

 “Regulation D” means Regulation D under the U.S. Securities Act;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Schedules” means the schedules attached hereto comprising:

A

Corporate Placee Registration Form;

B-1

British Columbia and Alberta – Accredited Investor Certificate;

B-2

British Columbia and Alberta – Confirmation of Relationship;

C

Ontario – Accredited Investor Certificate; and

D

United States – Accredited Investor Certificate.

“Securities” means, collectively, the Shares, Warrants and Warrant Shares;

“Share” means a common share without par value in the capital of the Issuer;

“Subscription Agreement” means this subscription agreement between the Investor and the Issuer, including all Schedules incorporated by reference as it may be amended or supplemented from time to time;

“TSX Venture” means the TSX Venture Exchange;

“Unit” is a reference to one Share and one Warrant sold together hereunder;

“U.S. Person” means a U.S. Person as defined in Regulation S;

“U.S. Securities Act” means the Securities Act of 1933, as amended, of the United States of America;

“Warrant” means the Share purchase warrant to be issued by the Issuer as part of each Unit, each of which is exercisable to acquire an additional Share of the Issuer for a 24-month period after the Closing Date at a price of $0.70

“Warrant Share” means the Share to be issued upon the exercise of a Warrant.

PROSPECTUS EXEMPT SUBSCRIPTION COMMITMENT

THE INVESTOR HEREBY SUBSCRIBES FOR AND AGREES TO PURCHASE FROM THE ISSUER, SUBJECT TO THE TERMS AND CONDITIONS SET FORTH HEREIN, THAT NUMBER OF UNITS OF THE ISSUER, AND FOR THE PRICE, SET OUT ON THE FACE PAGE OF THIS SUBSCRIPTION AGREEMENT. SUBJECT TO THE TERMS HEREOF, THIS SUBSCRIPTION AGREEMENT WILL BE DEEMED TO HAVE BEEN MADE AND BE EFFECTIVE ONLY UPON ITS ACCEPTANCE BY THE ISSUER.

DESCRIPTION OF SECURITIES : SHARE AND 24-MONTH WARRANT

EACH UNIT CONSISTS OF THAT NUMBER OF SHARES AND WARRANTS AS SET OUT IN SECTION 1.

THE WARRANTS WILL BE GOVERNED BY THE TERMS AND CONDITIONS SET OUT IN THE CERTIFICATE REPRESENTING THE WARRANTS (THE “WARRANT CERTIFICATES”) WHICH WILL BE DELIVERED TO THE INVESTOR AT CLOSING.  THE WARRANT CERTIFICATE WILL CONTAIN, AMONG OTHER THINGS, PROVISION FOR THE APPROPRIATE ADJUSTMENT IN A CLASS, NUMBER AND EXERCISE PRICE OF THE WARRANT SHARES UPON THE OCCURRENCE OF CERTAIN EVENTS, INCLUDING ANY SUBDIVISION, CONSOLIDATION OR RE-CLASSIFICATION OF THE COMMON SHARES OF THE ISSUER OR PAYMENTS OF STOCK DIVIDENDS OR UPON THE MERGER OR RE-ORGANIZATION OF THE ISSUER.

CLOSING

THE INVESTOR WILL DELIVER TO THE OFFICES OF THE ISSUER AGGREGATE SUBSCRIPTION FUNDS AND SUBSCRIPTION DOCUMENTS COMPLETED IN ACCORDANCE WITH THE INSTRUCTIONS ON THE FACE PAGE OF THIS AGREEMENT AND ARRANGE FOR CONCURRENT WIRING OR DELIVERY OF CERTIFIED FUNDS. ON REQUEST BY THE ISSUER, THE INVESTOR AGREES TO COMPLETE AND DELIVER ANY OTHER DOCUMENTS, QUESTIONNAIRE, NOTICES AND UNDERTAKINGS AS MAY POSSIBLY BE REQUIRED BY REGULATORY AUTHORITIES, STOCK EXCHANGES AND APPLICABLE SECURITIES LAWS TO COMPLETE THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. DELIVERY AND PAYMENT FOR THE UNITS WILL BE COMPLETED BY THE ISSUER AT ITS OFFICES OR THE OFFICES OF ITS LEGAL COUNSEL ON THE CLOSING DATE AT WHICH TIME CERTIFICATES REPRESENTING THE SHARES AND WARRANTS WILL BE AVAILABLE AGAINST PAYMENT FUNDS FOR DELIVERY TO THE INVESTOR AS THE INVESTOR SHALL INSTRUCT. INVESTOR HEREBY WAIVES RECEIVING ANY PRIOR NOTICE OF CLOSING.

INVESTOR’S ACKNOWLEDGEMENTS – REGARDING RISK, RESTRICTIONS, INDEPENDENT ADVICE

THE INVESTOR REPRESENTS AND WARRANTS AND ACKNOWLEDGES AND AGREES WITH (ON ITS OWN BEHALF AND, IF APPLICABLE, ON BEHALF OF EACH BENEFICIAL PURCHASER FOR WHOM THE INVESTOR IS CONTRACTING HEREUNDER) THE ISSUER THAT:

its decision to execute this Subscription Agreement and purchase the Units agreed to be purchased hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of the Issuer, and its decision is based entirely upon its review of information about the Issuer in the Public Record;

no prospectus has been filed by the Issuer with any securities commission or similar authority in Canada or elsewhere, in connection with the issuance of the Units, and the issuance and the sale of the Units is subject to such sale being exempt from the prospectus and registration requirements under Applicable Securities Laws and accordingly the Investor is restricted from using certain of the civil remedies available under such legislation,

the Investor may not receive information that might otherwise be required to be provided to it under such legislation, and the Issuer is relieved from certain obligations that would otherwise apply under such legislation;

the Investor (or others for whom the Investor is contracting hereunder) has been advised to consult its own legal advisors with respect to the merits and risks of an investment in the Units and with respect to applicable resale restrictions and it (or others for whom it is contracting hereunder) is solely responsible (and the Issuer is in no way responsible) for compliance with applicable resale restrictions;

to the knowledge of the Investor, the sale of the Units was not accompanied by any advertisement;

the offer made by this Subscription is irrevocable (subject to the right of the Issuer to terminate this Subscription) and requires acceptance by the Issuer;

this Subscription is not enforceable by the Investor unless it has been accepted by the Issuer and the Investor waives any requirement on the Issuer’s behalf to immediately communicate its acceptance for this Subscription to the Investor;

the Securities are speculative investments which involve a substantial degree of risk;

the Investor is sophisticated in financial investments, has had access to and has received all such information concerning the Issuer that the Investor has considered necessary in connection with the Investor’s investment decision and the Investor will not receive an offering memorandum or similar disclosure document;

the subscription proceeds will be available to the Issuer on Closing;

no agency, governmental authority, regulatory body, stock exchange or other entity has made any finding or determination as to the merit for investment of, nor have any such agencies or governmental authorities made any recommendation or endorsement with respect to, the Securities; and

the Issuer will rely on the representations and warranties made herein or otherwise provided by the Investor to the Issuer in completing the sale and issue of the Units to the Investor.

INVESTOR’S EXEMPTION STATUS

The Investor, by its execution of this Subscription Agreement, hereby further represents, warrants to, and covenants with, the Issuer (which representations, warranties and covenants shall survive the Closing of the Offering) that whether or not the Investor is a British Columbia resident, it is purchasing the Units as principal for its own account, it is purchasing such Units not for the benefit of any other person, and not with a view to the resale or distribution of the Units and one of the following exemptions is applicable:

British Columbia Exemptions

Family, Close Personal Friends and Close Business Associates Exemption:

The Investor is:

a director, senior officer or control person of the Issuer, or an affiliate of the Issuer;

a spouse, parent, grandparent, brother, sister or child of a director, senior officer or control person of the Issuer, or an affiliate of the Issuer,

a parent, grandparent, brother, sister or child of a spouse of a director, senior officer or control person of the Issuer, or an affiliate of the Issuer,

a close personal friend of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer,

a close business associate of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer,

a founder of the Issuer, or a spouse, parent, grandparent, brother, sister, child, close personal friend or close business associate of a founder of the Issuer,

a parent, grandparent, brother, sister or child of a spouse of a founder of the Issuer,

a person or company of which a majority of the voting securities are beneficially owned by, or a majority of the directors are, persons or companies described in paragraphs (A) to (G), or a trust or estate of which all the beneficiaries or a majority of the trustees are persons or companies described in paragraphs (A) to (G),

and the Investor has properly completed and duly executed the British Columbia & Alberta Confirmation of Relationship attached to this Subscription Agreement as Schedule B-2 indicating the means by which the Investor has such a relationship and confirms the truth and accuracy of all statements made by the Investor in such certificate.

Exempt Amount Exemption

It will have an aggregate acquisition cost of purchasing the Units of not less than C.$97,000; or

Investor is not an individual but is a corporation, partnership, trust, fund, association or any other organization of a group of persons resident in British Columbia, it was not created solely, nor is it used primarily, to permit a group of individuals to purchase securities without a prospectus and it will have an aggregate acquisition cost of purchasing the Units of not less than Cdn.$97,000 or, if it is such an entity created or used primarily for such purpose, each of the individuals who form part of the group has contributed at least C.$97,000  to such entity for the purpose of purchasing the Units.

Accredited Investor Exemption

The Investor is an “accredited investor” as such term is defined in Multilateral Instrument 45-103 and is purchasing the Units as principal for its own account and not for the benefit of any other person, for investment purposes only and not with a view to resale or distribution, the Investor has properly completed and duly executed the British Columbia & Alberta Accredited Investor Certificate attached to this Subscription Agreement as Schedule B-1 indicating the means by which the Investor is an accredited investor and confirms the truth and accuracy of all statements made by the Investor in such certificate;

Alberta Exemptions (Alberta Investors ONLY)

Family, Close Personal Friends and Close Business Associates Exemption:

The Investor is:

a director, senior officer or control person of the Issuer, or an affiliate of the Issuer;

a spouse, parent, grandparent, brother, sister or child of a director, senior officer or control person of the Issuer, or an affiliate of the Issuer,

a parent, grandparent, brother, sister or child of a spouse of a director, senior officer or control person of the Issuer, or an affiliate of the Issuer,

a close personal friend of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer,

a close business associate of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer,

a founder of the Issuer, or a spouse, parent, grandparent, brother, sister, child, close personal friend or close business associate of a founder of the Issuer,

a parent, grandparent, brother, sister or child of a spouse of a founder of the Issuer,

a person or company of which a majority of the voting securities are beneficially owned by, or a majority of the directors are, persons or companies described in paragraphs (A) to (G), or a trust or estate of which all the beneficiaries or a majority of the trustees are persons or companies described in paragraphs (A) to (G),

and the Investor has properly completed and duly executed the British Columbia & Alberta Confirmation of Relationship attached to this Subscription Agreement as Schedule B-2 indicating the means by which the Investor has such a relationship and confirms the truth and accuracy of all statements made by the Investor in such certificate.

Exempt Amount Exemption

The Investor is purchasing Units as principal for its own account (and not for any other person), in a sufficient number such that the aggregate acquisition cost to the Investor of the Units is not less than $97,000; or

If the Investor is not purchasing as principal, it is duly authorized to enter into this Agreement and to execute all documentation in connection with the purchase on behalf of each beneficial purchaser, it acknowledges that the Issuer is required by law to disclose, on a confidential basis, to certain regulatory authorities, the identity of the beneficial purchaser of Units for whom it is acting, and

(I)

it is purchasing not less than $97,000 of Units for accounts fully managed by it and it is a trust corporation trading as a trustee or an agent, a portfolio manager trading as an agent, or a person or company trading as an agent, that, except for an exemption under the Alberta Securities Act or the Alberta Securities Commission Rules, is required to be registered as a portfolio manager; or

(II)

it is acting as agent for one or more undisclosed principals, each of which principals is purchasing as a principal for its own account, and it is not purchasing for the benefit of any other person, and not with a view to resale or distribution of all or any of the Units, and each of the principals is purchasing not less than $97,000 of Units; or

If the Investor is a corporation, syndicate, partnership or other form of unincorporated organization, it pre-existed the Offering and has a bona fide purpose other than investment in the Units or, if created primarily to permit such investment, the individual share or portion of the aggregate acquisition cost for any shareholder of the corporation, partner of the partnership, member of the syndicate or other form of unincorporated organization is not less than $97,000.

Accredited Investor Exemption

The Investor is an “accredited investor” as such term is defined in Multilateral Instrument 45-103 and is purchasing the Units as principal for its own account and not for the benefit of any other person, for investment purposes only and not with a view to resale or distribution, the Investor has properly completed and duly executed the Accredited Investor Certificate attached to this Subscription Agreement as Schedule B-1 indicating the means by which the Investor is an accredited investor and confirms the truth and accuracy of all statements made by the Investor in such certificate.

Ontario Exemptions (Ontario Investors ONLY)

If the Investor is a resident in the province of Ontario, the Investor is an “accredited investor” as such term is defined in Ontario Securities Commission Rule 45-501 (see Schedule C) and is purchasing the Units as principal and the Investor has properly complied and duly executed the Ontario Accredited Investor Certificate attached to this Subscription Agreement as Schedule C indicating the means by which the Investor is an accredited investor and confirms the truth and accuracy of all statements made by the Investor in such certificate.

INVESTORS OUTSIDE OF CANADA

If the Investor is resident in a jurisdiction outside of British Columbia it acknowledges that:

no securities commission or similar regulatory authority has reviewed or passed on the merits of the Units;

there is no government or other insurance covering the Units;

there are risks associated with the purchase of the Units;

there are restrictions on the Investor’s ability to resell the Securities and it is the responsibility of the Investor to determine what those restrictions are and to comply with them before selling the Securities; and

the Issuer has advised the Investor that the Issuer is relying on an exemption from the requirements to provide the Investor with a prospectus and to sell the Units through a person registered to sell the Units under the Applicable Securities Laws of British Columbia and, as a consequence of acquiring securities pursuant to this exemption, certain protections, rights and remedies provided by the Applicable Securities Laws of British Columbia, including statutory rights of rescission or damages, will not be available to the Investor.

PORTFOLIO MANAGERS

If the Investor is purchasing as a Portfolio Manager then the aggregate acquisition cost for all of its underlying investors is not less than $97,000 and the Portfolio Manager,

is resident in British Columbia and is a trust company or an insurer which has received a business authorization under the Financial Institutions Act (British Columbia) or is a trust company or an insurer authorized under the laws of another province or territory of Canada to carry on such business in such province or territory, and the Investor is purchasing the Units as an agent or trustee for accounts that are fully managed by the Investor; OR is resident in British Columbia and is an advisor who manages the investment portfolios of clients through discretionary authority granted by one or more clients and the Investor is registered as an advisor under the Securities Act (British Columbia) or the Investor is exempt from such registration and the Investor is purchasing the Units as an agent for accounts that are fully managed by the Investor; OR is acting as agent for one or more disclosed principals, each of which principals is purchasing as principal for its own account, not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Units, and the purchase cost of Units of each of whose principals complies with subparagraphs (i) or (ii); OR carries on business as a Foreign Portfolio Manager outside of Canada and makes the acknowledgements set out in subparagraph 7.2 above.

OTHER GENERAL REPRESENTATIONS APPLICABLE TO ALL INVESTORS

the Investor has no knowledge of a “material fact” or “material change”, as those terms are defined in Applicable Securities Laws, in respect of the affairs of the Issuer that has not been generally disclosed to the public;

the Investor (and, if applicable, any beneficial purchaser for whom it is acting) is resident in the jurisdiction set out above the heading “Investor’s Address” on the face page of this Subscription Agreement;

the Investor has the legal capacity and competence to enter into and execute this Subscription Agreement and to take all actions required pursuant hereto and, if the Investor is a corporation, it is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders and others have been obtained to authorize execution of this Subscription Agreement on behalf of the Investor;

the entering into of this Subscription Agreement and the transactions contemplated hereby do not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Investor or of any agreement, written or oral, to which the Investor may be a party or by which the Investor is or may be bound;

the Investor has duly and validly authorized, executed and delivered this Subscription Agreement and understands it is intended to constitute a valid and binding agreement of the Investor enforceable against the Investor;

in connection with the Investor’s investment in the Units, the Investor has not relied upon the Issuer for investment, legal or tax advice, and has, in all cases sought the advice of the Investor’s own personal investment advisor, legal counsel and tax advisers or has waived its rights to and the Investor is either experienced in or knowledgeable with regard to the affairs of the Issuer, or either alone or with its professional advisors is capable, by reason of knowledge and experience in financial and business matters in general, and investments in particular, of evaluating the merits and risks of an investment in the Units and is able to bear the economic risk of the investment and it can otherwise be reasonably assumed to have the capacity to protect its own interest in connection with the investment in the Units;

no person has made to the Investor any written or oral representations:

that any person will resell or repurchase the Units;

that any person will refund the purchase price for the Units;

as to the future price or value of the Units; or

that the Units will be listed and posted for trading on any stock exchange or that application has been made to list the common shares of the Issuer on any stock exchange;

Not A U.S. Person

UNLESS the Investor completes the United States Accredited Investor Certificate included herein as Schedule D, the Investor represents and warrants that:

the Units are not being acquired, directly or indirectly, for the account or benefit of a U.S. Person or a person in the United States and the Investor does not have any agreement or understanding (either written or oral) with any U.S. Person or a person in the United States respecting:

the transfer or assignment of any rights or interests in any of the Securities;

the division of profits, losses, fees, commissions, or any financial stake in connection with this Subscription; or

the voting of the Securities; and

the Investor has no intention to distribute either directly or indirectly any of the Securities in the United States or to U.S. Persons; and

the current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the U.S. Securities Act;

U.S. Investors – United States Accredited Investor Certificate Required

If the Investor has executed and delivered to the Issuer herewith the certifications set forth in the United States Accredited Investor Certificate attached hereto as Schedule D, then the Investor represents and warrants that the information on Schedule D is correct and that:

the Investor is a “U.S. Person”  (the definition of which includes, but is not limited to, a natural person resident in the United States and an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States) and is not purchasing the Units for the account or benefit of any U.S. Person or for offering, resale or delivery for the account or benefit of any U.S. Person or for the account or benefit of any person in any jurisdiction other than the jurisdiction set out in the name and address of the Investor below; or

the Investor was outside the United States at the time of execution and delivery of this subscription agreement within the meaning of Regulation S; and

no offers to sell the Units were made by any person to the Investor while the Investor was in the United States;

the Investor acknowledges that the Units have not been registered under the U.S. Securities Act, and may not be offered or sold in the United States or to a U.S. Person unless an exemption from such registration requirements is available.  The Investor understands that the Issuer has no obligation or present intention of filing a registration statement under the U.S. Securities Act in respect of the Securities;

the Investor will not engage in any directed selling efforts (as defined by Regulation S under the U.S. Securities Act) in the United States in respect of the Securities, which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of the Securities;

the Investor acknowledges that any person who exercises a Warrant will be required to provide to the Issuer either:

written certification that it is not a U.S. Person and that such Warrant is not being exercised within the United States or on behalf of, or for the account or benefit of; a U.S. Person; or

a written opinion of counsel or other evidence satisfactory to the Issuer to the effect that the Warrants and the Warrant Shares have been registered under the U.S. Securities Act and applicable state securities laws or are exempt from registration thereunder;

Compliance with Local Laws

the Investor will comply with Applicable Securities Laws and, if applicable, Rule 904 of Regulation S concerning the resale of the Securities and all related restrictions (and the Issuer is in any way responsible for such compliance) and shall speak and consult with its own legal advisors with respect to such compliance;

Own Expense

the Investor acknowledges and agrees that all costs and expenses incurred by the Investor (including any fees and  disbursements of any special counsel or other advisors retained by the Investor) relating to the purchase of the Units shall be borne by the Investor;

International Investor

if the Investor is resident of an International Jurisdiction (meaning herein a country other than Canada or the United States) then:

the Investor is knowledgeable of securities legislation having application or jurisdiction over the Investor and the Offering (other than the laws of Canada and the U.S.) which would apply to this subscription;

the Investor is purchasing the Units pursuant to exemptions from any prospectus, registration or similar requirements under the laws of that International Jurisdiction and or, if such is not applicable, the Investor is permitted to purchase the Investor’s Units, and neither the Issuer nor the Agent have any filing obligations in the International Jurisdiction;

no laws in the International Jurisdiction require the Issuer to make any filings or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the International Jurisdiction; and

the Units are being acquired for investment only and not with a view to resale and distribution within the International Jurisdiction.

ISSUER’S REPRESENTATIONS

THE ISSUER REPRESENTS AND WARRANTS TO THE INVESTOR THAT, AS OF THE DATE OF THIS SUBSCRIPTION AND AT CLOSING HEREUNDER:

the Issuer and its subsidiaries are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdictions in which they are incorporated, continued or amalgamated, and each is a “foreign private issuer” as defined in §230.405 of Regulation C promulgated under the U.S. Securities Act and shall remain a foreign private issuer during the period in which the Warrants may be exercised;

the Issuer has complied, or will comply, with all applicable corporate and securities laws and regulations in connection with the offer, sale and issuance of the Units, and in connection therewith has not engaged in any “direct selling efforts,” as such term is defined in Regulation S, or any “general solicitation or general advertising” as described in Regulation D;

the Issuer and its subsidiaries are the beneficial owners of the properties, business and assets or the interests in the properties, business or assets referred to in its Public Record and except as disclosed therein, all agreements by which the Issuer or its subsidiaries holds an interest in a property, business or asset are in good standing according to their terms, and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated;

no Offering Memorandum has been or will be provided to the Investor;

the financial statements comprised in the Public Record accurately reflect the financial position of the Issuer as at the date thereof, and no adverse material changes in the financial position of the Issuer have taken place since the date of the Issuer’s last financial statements except as filed in the Public Record;

the creation, issuance and sale of the Shares and Warrants by the Issuer does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agreement or instrument to which the Issuer is a party;

the Securities will, at the time of issue, be duly allotted, validly issued, fully paid and non-assessable and will be free of all liens, charges and encumbrances and the Issuer will reserve sufficient shares in the treasury of the Issuer to enable it to issue the Shares and Warrant Shares;

this Subscription when accepted has been duly authorized by all necessary corporate action on the part of the Issuer and, subject to acceptance by the Issuer, constitutes a valid obligation of the Issuer legally binding upon it and enforceable in accordance with its terms;

neither the Issuer nor any of its subsidiaries is a party to any actions, suits or proceedings which could materially affect its business or financial condition, and to the best of the Issuer’s knowledge no such actions, suits or proceedings have been threatened as at the date hereof, except as disclosed in the Public Record;

no order ceasing or suspending trading in the securities of the Issuer nor prohibiting sale of such securities has been issued to, and is outstanding against, the Issuer or its directors, officers or promoters and to the best of the Issuer’s knowledge no investigations or proceedings for such purposes are pending or threatened; and

except as set out in the Public Record or herein or pursuant to the Company’s stock option plan, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option for the issue or allotment of any unissued common shares of the Issuer or any other security convertible or exchangeable for any such shares or to require the Issuer to purchase, redeem or otherwise acquire any of the issued or outstanding shares of the Issuer.

COVENANTS OF THE ISSUER

THE ISSUER HEREBY COVENANTS WITH EACH INVESTOR THAT IT WILL:

offer, sell, issue and deliver the Securities pursuant to exemptions from the prospectus filing, registration or qualification requirements of Applicable Securities Laws and otherwise fulfil all legal requirements required to be fulfilled by the Issuer (including without limitation, compliance with all Applicable Securities Laws of the Principal Canadian Jurisdictions) in connection with the Offering;

use its best efforts to maintain its status as a “reporting issuer” not in default in British Columbia and Alberta;

within the required time, file with the TSX Venture any documents, reports and information, in the required form, required to be filed by Applicable Securities Laws in connection with the Offering, together with any applicable filing fees and other materials; and

the Issuer will use reasonable commercial efforts to satisfy as expeditiously as possible any conditions of the TSX Venture required to be satisfied prior to the TSX Venture’s acceptance of the Issuer’s notice of the Offering.

NO CONTRACTUAL RIGHT OF ACTION FOR RESCISSION

THE INVESTOR ACKNOWLEDGES THAT IT IS PURCHASING THE UNITS ISSUED HEREUNDER PURSUANT TO AN EXEMPTION WHICH DOES NOT REQUIRE DELIVERY TO THE INVESTOR OF AN OFFERING MEMORANDUM, THAT IT WILL NOT RECEIVE ANY OFFERING MEMORANDUM IN CONNECTION WITH THIS SUBSCRIPTION AND THEREFORE IS NOT ENTITLED TO CONTRACTUAL RIGHTS OF ACTION OR RECESSION.

RESALE RESTRICTIONS AND LEGENDING OF SECURITIES

THE INVESTOR ACKNOWLEDGES THAT ANY RESALE OF THE SECURITIES WILL BE SUBJECT TO RESALE RESTRICTIONS CONTAINED IN THE APPLICABLE SECURITIES LAWS APPLICABLE TO THE ISSUER, THE INVESTOR OR ANY PROPOSED TRANSFEREE AND IN THE POLICIES OF THE TSX VENTURE.  INVESTORS WITH A CANADIAN OR INTERNATIONAL ADDRESS WILL RECEIVE A CERTIFICATE BEARING THE FOLLOWING LEGEND IMPRINTED THEREOF:

“Unless permitted under securities legislation, the holder of the securities shall not trade the securities before [four months and a day from the Closing Date].

Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [four months and a day from the Closing Date].”

INVESTORS WHO ARE U.S PERSONS OR WITH AN ADDRESS IN THE U.S. WHO EXECUTE THIS AGREEMENT IN THE UNITED STATES (WHICH THE ISSUER WILL PRESUME ABSENT OTHER EVIDENCE) WILL RECEIVE A CERTIFICATE BEARING THE FOLLOWING LEGEND IMPRINTED THEREON:

“The securities represented hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).  The holder hereof, by purchasing such securities, agrees for the benefit of the Issuer that such securities may be offered, sold, pledged or otherwise transferred only (a) to the Issuer, (b) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act if applicable, (c) inside the United Sates (1) pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with applicable State securities laws, or (2) in a transaction that does not require registration under the U.S. Securities Act or any applicable State laws and regulations governing the offer and sale of securities, and the holder has prior to such sale furnished to the Issuer an opinion of counsel or other evidence of exemption in form and substance reasonably satisfactory to the Issuer.  Provided that if the Issuer is a “foreign issuer” as that term is defined by Regulation S of the U.S. Securities Act at the time of sale, a new certificate bearing no restrictive legend, delivery of which will constitute “Good Delivery” may be obtained form the transfer agent, upon delivery of this certificate and a duly executed declaration, in form satisfactory to the Issuer and its transfer agent, to the effect that the sale of the securities represented hereby is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act.”

and that any certificate representing any Securities issued in exchange therefor or in substitution thereof will bear the same legend, provided, however, that if the Issuer is a “foreign issuer” as that term is defined by Regulation S under the U.S. Securities Act at the time of sale of any Shares or any Warrant Shares, a new certificate bearing no legend may be obtained from transfer agent upon delivery of the certificate evidencing such securities and a duly executed declaration, in a form satisfactory to the Company and transfer agent to the effect that the sale of the securities is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act.

THE WARRANTS ARE NON-TRANSFERABLE WITHOUT THE CONSENT OF THE ISSUER AND THE TSX VENTURE EXCHANGE.

THE WARRANTS MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A U.S. PERSON OR A PERSON IN THE UNITED STATES UNLESS REGISTERED UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE AND THAT CERTIFICATES REPRESENTING THE WARRANTS WILL BEAR A LEGEND TO THE FOLLOWING EFFECT:

“THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE WARRANT SHARES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.  "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.”

CONSENT TO THE DISCLOSURE OF INFORMATION

THE INVESTOR ACKNOWLEDGES AND CONSENTS TO THE RELEASE BY THE COMPANY OF CERTAIN INFORMATION REGARDING THE INVESTOR’S SUBSCRIPTION, INCLUDING THE INVESTOR’S NAME, ADDRESS, TELEPHONE NUMBER, EMAIL ADDRESS AND THE NUMBER OF UNITS PURCHASED, IN COMPLIANCE WITH SECURITIES REGULATORY POLICIES TO REGULATORY AUTHORITIES IN THE PRINCIPAL CANADIAN JURISDICTIONS.

GENERAL

TIME IS OF THE ESSENCE HEREOF.

NEITHER THIS SUBSCRIPTION AGREEMENT NOR ANY PROVISION HEREOF SHALL BE MODIFIED, CHANGED, DISCHARGED OR TERMINATED EXCEPT BY AN INSTRUMENT IN WRITING SIGNED BY THE PARTY AGAINST WHOM ANY WAIVER, CHANGE, DISCHARGE OR TERMINATION IS SOUGHT.

THE PARTIES HERETO SHALL EXECUTE AND DELIVER ALL SUCH FURTHER DOCUMENTS AND INSTRUMENTS AND DO ALL SUCH ACTS AND THINGS AS MAY EITHER BEFORE OR AFTER THE EXECUTION OF THIS SUBSCRIPTION AGREEMENT BE REASONABLY REQUIRED TO CARRY OUT THE FULL INTENT AND MEANING OF THIS SUBSCRIPTION AGREEMENT.

THIS SUBSCRIPTION AGREEMENT SHALL BE SUBJECT TO, GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF BRITISH COLUMBIA AND THE LAWS OF CANADA AS APPLICABLE THEREIN AND THE INVESTOR HEREBY IRREVOCABLY ATTORNS TO THE JURISDICTION OF THE COURTS SITUATE THEREIN.

THIS SUBSCRIPTION AGREEMENT MAY NOT BE ASSIGNED BY ANY PARTY HERETO.

WITHOUT LIMITATION, THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY ARE CONDITIONAL UPON AND SUBJECT TO THE ISSUER RECEIVING THE ACCEPTANCE OF THE TSX VENTURE, FOR THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

THE ISSUER SHALL BE ENTITLED TO RELY ON DELIVERY OF A FACSIMILE COPY OF THIS SUBSCRIPTION AGREEMENT, AND ACCEPTANCE BY THE ISSUER OF A FACSIMILE COPY OF THIS SUBSCRIPTION AGREEMENT SHALL CREATE A LEGAL, VALID AND BINDING AGREEMENT BETWEEN THE INVESTOR AND THE ISSUER IN ACCORDANCE WITH ITS TERMS.

THIS SUBSCRIPTION AGREEMENT MAY BE SIGNED BY THE PARTIES IN AS MANY COUNTERPARTS AS MAY BE DEEMED NECESSARY, EACH OF WHICH SO SIGNED SHALL BE DEEMED TO BE AN ORIGINAL, AND ALL SUCH COUNTERPARTS TOGETHER SHALL CONSTITUTE ONE AND THE SAME INSTRUMENT.

THIS SUBSCRIPTION, INCLUDING, WITHOUT LIMITATION, THE REPRESENTATIONS, WARRANTIES, ACKNOWLEDGEMENTS AND COVENANTS CONTAINED HEREIN, SHALL SURVIVE AND CONTINUE IN FULL FORCE AND EFFECT AND BE BINDING UPON THE PARTIES NOTWITHSTANDING THE COMPLETION OF THE PURCHASE OF THE UNITS BY THE INVESTOR PURSUANT HERETO, THE COMPLETION OF THE ISSUE OF UNITS OF THE ISSUER AND ANY SUBSEQUENT DISPOSITION BY THE INVESTOR OF THE SHARES OR WARRANTS;

THE INVALIDITY OR UNENFORCEABILITY OF ANY PARTICULAR PROVISION OF THIS SUBSCRIPTION SHALL NOT AFFECT OR LIMIT THE VALIDITY OR ENFORCEABILITY OF THE REMAINING PROVISIONS OF THIS SUBSCRIPTION;

EXCEPT AS EXPRESSLY PROVIDED IN THIS SUBSCRIPTION AND IN THE AGREEMENTS, INSTRUMENTS AND OTHER DOCUMENTS CONTEMPLATED OR PROVIDED FOR HEREIN, THIS SUBSCRIPTION CONTAINS THE ENTIRE AGREEMENT  BETWEEN THE PARTIES WITH RESPECT TO THE SALE OF THE SECURITIES AND THERE ARE NO OTHER TERMS, CONDITIONS, REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESSED, IMPLIED, ORAL OR WRITTEN, BY STATUTE, BY COMMON LAW, BY THE ISSUER, BY THE INVESTOR, OR BY ANYONE ELSE;

ALL MONETARY AMOUNTS ARE CANADIAN DOLLARS.

SCHEDULE A

FORM 4C

CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the “Placee”) need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) or, if applicable, Declarations, with the Exchange.

1.

Placee Information:

1.

Name:

1.

Complete Address:

1.

Jurisdiction of Incorporation or Creation:

1.

(a)

Is the Placee purchasing securities as a portfolio manager (Yes/No)?

(b)

Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)? __________

2.

If the answer to 2(b) above was “Yes”, the undersigned certifies that:

1.

It is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client’s express consent to a transaction;

1.

it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a “portfolio manager” business) in ____________________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

1.

it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

1.

the total asset value of the investment portfolios it manages on behalf of clients is not less than CDN$20,000,000; and

1.

it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing

1.

If the answer to 2(a). above was “No”, please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the Securities Act (British Columbia) and sections 176 and 182 of the Securities Act (Alberta).

Acknowledgement - Personal Information

“Personal Information” means any information about an identifiable individual, and includes information contained in sections 1, 2 and 4, as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a)

the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6B) pursuant to this Form; and

(b)

the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6B or as otherwise identified by the Exchange, from time to time.

Dated at

 on

 , 2004.

(Name of Purchaser - please print)

(Authorized Signature)

(Official Capacity - please print)

(please print name of individual whose signature

appears above)

THIS IS NOT A PUBLIC DOCUMENT

SCHEDULE B-1

BRITISH COLUMBIA & ALBERTA
ACCREDITED INVESTOR CERTIFICATE

The Purchaser certifies that it/he/she is an “accredited investor” as defined in Multilateral Instrument 45-103 Capital Raising Exemption1

 (the “Instrument”) promulgated under the Securities Act (British Columbia) and the Securities Act (Alberta) (each, an “Act”) by virtue of qualifying as one of more of the following.  Please insert a checkmark in the bracketed area beside each applicable paragraph:

Individual Purchasers

[

]

(a)

An individual who beneficially owns, or together with a spouse beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $1,000,000;

[

]

(b)

An individual whose net income before taxes exceeded $200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of those years and who, in either case, has a reasonable expectation of exceeding the same net income level in the current year;

[

]

(c)

An individual who has been granted registration under an Act or securities legislation in another jurisdiction as a representative or a person or company registered under the Act or securities legislation in another jurisdiction as an adviser or dealer under the Securities Act (Ontario), other than a limited market dealer, whether or not the individual’s registration is still in effect;

[

]

(d)

A person registered under an Act or securities legislation in another jurisdiction as an adviser or dealer, other than a limited market dealer;

Non-Individual Purchasers

[

]

(e)

A company registered under the Act or securities legislation in another jurisdiction as an adviser or dealer, other than a limited market dealer;

[

]

(f)

A registered charity under the Income Tax Act (Canada);

[

]

(g)

A corporation, limited partnership, limited liability partnership, trust or estate, other than a mutual fund or non-redeemable investment fund, that had net assets of at least $5,000,000 as shown in its most recently prepared financial statements;

[

]

(h)

A person or company in respect of which all of the owners of interests, direct or indirect, legal or beneficial, are persons or companies that are accredited investors;

Institutional Purchasers

[

]

(i)

A Canadian financial institution, or an authorized foreign bank listed in Schedule III of the Bank Act (Canada) or a wholly owned subsidiary of same;

[

]

(j)

A loan corporation or trust corporation registered under the Loan and Trust Corporations Act (Ontario) or under the Trust and Loan Corporations Act (Canada), or under comparable legislation in any other jurisdiction or a wholly owned subsidiary of same;

[

]

(k)

An association under the Cooperative Credit Associations Act (Canada) or a wholly owned subsidiary of same located in Canada;

[

]

(l)

The Business Development Bank incorporated under the Business Development Bank Act (Canada);

[

]

(m)

A pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a provincial pension commission or similar regulatory authority;

[

]

(n)

A mutual fund or non-redeemable investment fund that, in the local jurisdiction, distributes its securities only to persons or companies that are accredited investors;

[

]

(o)

A mutual fund or non-redeemable investment fund that, in the local jurisdiction, distributes its securities under a prospectus for which a regulator has issued a receipt;

[

]

(p)

An entity that is organized outside of Canada that is analogous to any of the entities referred to in paragraphs (e), (i), (l), (k) or (m);

Government Organizations

[

]

(q)

The government of Canada or of a Province of Canada, or any crown corporation or agency of a Canadian federal or provincial government;

[

]

(r)

Any municipality, public board or commission in Canada;

[

]

(s)

Any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government.

Dated , .
Signature of the Purchaser or authorized signatory of the Purchaser
Name of Purchaser
Address of Purchaser

 The Rule defines the term (i) “financial assets” as cash or securities, (ii) “related liabilities” as liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets or liabilities that are secured by financial assets, (iii) “spouse” as, in relation to an individual, another individual to whom that individual is married and is not living separate and apart within the meaning of the Divorce Act (Canada) or is living and cohabiting within a marriage-like relationship, including a marriage-like relationship between persons of the same gender.  Terms used herein which are defined in National Instrument 14-101 (the “National Instrument”) as adopted by the Commissions have the meaning given to them in the National Instrument and terms used herein which are defined in the Acts have the meaning given to them in the Acts.  Reference should be made to the Instrument itself for the complete text of the Instrument, including other definitions, and to the Companion Policy to the Instrument for matters of interpretation and application.

SCHEDULE B-2

BRITISH COLUMBIA & ALBERTA

CONFIRMATION OF RELATIONSHIP

(For Subscribers who are NOT accredited investors

but are Directors, Senior Officers, Control Persons and Founders

and their Close Personal Friends, Close Business Associates and Relatives)

The Subscriber represents and warrants to the Issuer that the Subscriber has read the following definitions from Multilateral Instrument 45-103 Capital Raising Exemptions and certifies that the Subscriber has the relationship(s) to the Issuer or its directors, senior officers or control persons by virtue of the Subscriber being:

(initial one or more as appropriate)

(a) a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;
(b) a spouse, parent, grandparent, brother, sister or child of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;
(c) a parent, grandparent, brother, sister or child of the spouse of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;
(d) a close personal friend of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;
(e) a close business associate of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;
(f) a founder of the Issuer or a spouse, parent, grandparent, brother, sister, child, close personal friend or close business associate of a founder of the Issuer;
(g) a parent, grandparent, brother, sister, child of the spouse of a founder of the Issuer;
(h) a person or company of which a majority of the voting securities are beneficially owned by, or a majority of the directors are, persons or companies described in paragraphs (a) to (g); or
(i) a trust or estate of which all of the beneficiaries or a majority of the trustees are persons or companies described in paragraphs (a) to (g).

and if (b), (c), (d), (e), (f), (g), (h) or (i) is initialled the director, senior officer, control person or founder is:

(Print name of director, senior officer, control person or founder)

The foregoing representations and warranties are true an accurate as of the date of this certificate and will be true and accurate as of Closing. If any such representations and warranties shall not be true and accurate prior to Closing, the Subscriber shall give immediate written notice of such fact to the Issuer.

For the purposes hereof, the following definitions are included for convenience:

(a)

“close business associate” means an individual who has had sufficient prior business dealings with the director, senior officer or control person to be in a position to assess the capabilities and trustworthiness of the director, senior officer or control person.

A casual business associate or a person introduced or solicited for the purpose of purchasing securities is not a close business associate. An individual is not a close business associate solely because the individual is a client or former client. For example, an individual is not a close business associate of a registrant or former registrant solely because the individual is a client or former client of that registrant or former registrant.

The relationship between the Subscriber and the director, senior officer or control person must be direct. For example, the exemption is not available for a close business associate of a close business associate of a director, senior officer or control person.

(b)

“close personal friend” means an individual who has known the director, senior officer or control person for a sufficient period of time to be in a position to assess the capabilities and trustworthiness of the director, senior officer or control person.

An individual is not a close personal friend solely because

•

the individual is a member of the same organization, association or religious group, or

•

the individual is a client or former client.

The relationship between the Subscriber and the director, senior officer or control person must be direct. For example, the exemption is not available for a close personal friend of a close personal friend of the director, senior officer or control person.

(c)

“company” means any corporation, incorporated association, incorporated syndicate or other incorporated organization.

(d)

“control person” means

(i)

a person who holds a sufficient number of the voting rights attached to all outstanding voting securities of the Issuer to affect materially the control of the Issuer, or

(ii)

each person in a combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting rights attached to all outstanding voting securities of the Issuer to affect materially the control of the Issuer and, if a person or combination of persons holds more than 20% of the voting rights attached to all outstanding voting securities of the Issuer, the person or combination of persons is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the Issuer.

(e)

“founder”, in respect of an issuer, means a person or company who,

(i)

acting alone, in conjunction or in concert with one or more other persons or companies, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the Issuer, and

(ii)

at the time of the proposed trade, is actively involved in the business of the Issuer.

(f)

“person” means an individual, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative.

(g)

“spouse” means, in relation to an individual, another individual to whom that individual is married, or another individual of the opposite sex or the same sex with whom that individual is living in a conjugal relationship outside marriage.

DATED at

 on

.

Name of Subscriber - please print

Authorized Signature

Official Capacity - please print

Please print name of individual whose signature appears above, if different from name of Subscriber printed above

SCHEDULE C

ONTARIO

ACCREDITED INVESTOR CERTIFICATE

The undersigned certifies, represents and warrants that the undersigned is an “accredited investor” as defined in Ontario Securities Commission Rule 45-5011

 (the “Rule”) promulgated under the Securities Act (Ontario) (the “Act”) as indicated below.  Please insert a checkmark in the bracketed area beside each applicable paragraph:

Individual Investors

[ ]	(a)

An individual who beneficially owns, or together with a spouse beneficially own, financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $1,000,000;

[ ]	(b)

An individual whose net income before taxes exceeded $200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of those years and who, in either case, has a reasonable expectation of exceeding the same net income level in the current year;

[ ]	(c)

An individual who has been granted registration under the Act or securities legislation in another jurisdiction as a representative of a person or company registered under the Act or securities legislation in another jurisdiction as an adviser or dealer, other than a limited market dealer, whether or not the individual’s registration is still in effect;

[ ]	(d)	A person registered under the Act or securities legislation in another jurisdiction as an adviser or dealer, other than a limited market dealer;
[ ]	(e)	A person that is recognized by the Ontario Securities Commission as an accredited investor;
[ ]	(f)	A spouse, parent, grandparent or child of an officer, director or promoter of the issuer;

Non-Individual Investors

[ ]	g)	A company registered under the Act or securities legislation in another jurisdiction as an adviser or dealer, other than a limited market dealer;
[ ]	(h)	A registered charity under the Income Tax Act (Canada);
[ ]	(i)

A company, limited partnership, limited liability partnership, trust or estate, other than a mutual fund or non-redeemable investment fund, that had net assets of at least $5,000,000 as reflected in its most recently prepared financial statements;

[ ]	(j)	A company that is recognized by the Ontario Securities Commission as an accredited investor;
[ ]	(k)	A person or company in respect of which all of the owners of interests, direct or indirect, legal or beneficial, are persons or companies that are accredited investors;
[ ]	(l)	A promoter of the issuer or an affiliated entity of a promoter of the issuer;
[ ]	(m)	A person or company that, in relation to the issuer, is an affiliated entity or a person or company referred to in clause (c) of the definition of distribution in subsection 1(1) of the Act;

Institutional Investors

[ ]	(n)	A bank listed in Schedule I or II of the Bank Act (Canada), or an authorized foreign bank listed in Schedule III of that Act or a wholly-owned subsidiary of same;
[ ]	(o)

A loan corporation or trust corporation registered under the Loan and Trust Corporations Act (Ontario) or under the Trust and Loan Corporations Act (Canada), or under comparable legislation in any other jurisdiction or a wholly-owned subsidiary of same;

[ ]	(p)

A co-operative credit society, credit union central, federation of caisses populaires, credit union or league, or regional caisse populaire, or an association under the Cooperative Credit Associations Act (Canada), in each case, located in Canada, or a wholly-owned subsidiary of same;

[ ]	(q)	A company licensed to do business as an insurance company in any jurisdiction or a wholly-owned subsidiary of same;
[ ]	(r)	The Business Development Bank incorporated under the Business Development Bank Act (Canada) or a wholly-owned subsidiary of same;
[ ]	(s)	A pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a provincial pension commission or similar regulatory authority;
[ ]	(t)	A mutual fund or non-redeemable investment fund that, in Ontario, distributes its securities only to persons or companies that are accredited investors;
[ ]	(u)

A mutual fund or non-redeemable investment fund that, in Ontario, distributes its securities under a prospectus for which a receipt has been granted by the Director of the Ontario Securities Commission;

[ ]	(v)	A managed account if it is acquiring a security that is not a security of a mutual fund or non-redeemable investment fund;
[ ]	(w)	An account that is fully managed by a trust corporation registered under the Loan and Trust Companies Act (Ontario);
[ ]	(x)	An entity that is organized outside of Canada that is analogous to any of the entities referred to in paragraphs (g), (n), (o), (p), (q), (r), or (s);

Government Organizations

[ ]	(y)	The government of Canada or of any jurisdiction, or any crown corporation, instrumentality or agency of a Canadian federal, provincial or territorial government;
[ ]	(z)	Any Canadian municipality or any Canadian provincial or territorial capital city;
[ ]	(aa)	Any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency or instrumentality thereof;

Dated ___________________, 20___

Signature of Investor or authorized signatory of the Investor

Name of Investor

Address of Investor

 The Rule defines the term (i) “financial assets” as cash, securities, or any contract of insurance or deposit or evidence thereof that is not a security for the purposes of the Act, (ii) “related liabilities” as liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets, (iii) “managed account” as an investment portfolio account of a client established in writing with a portfolio adviser who makes investment decisions for the account and has full discretion to trade in securities of the account without requiring the client’s express consent to a transaction, and (iv) “spouse” as, in relation to an individual, another individual to whom that individual is married, or another individual of the opposite sex or the same sex with whom that individual is living in a conjugal relationship outside marriage.  Terms used herein which are defined in National Instrument 14-101 (the “National Instrument”) as adopted by the Ontario Securities Commission have the meaning given to them in the National Instrument and terms used herein which are defined in the Act have the meaning given to them in the Act.  Reference should be made to the Rule itself for the complete text of the Rule, including other definitions, and to the Companion Policy to the Rule for matters of interpretation and application.

SCHEDULE D

UNITED STATES

 ACCREDITED INVESTOR CERTIFICATE

This form must be completed by United States investors.

A “United States investor” is any person in the United States or any “U.S. person” as defined in Regulation S under the United States Securities Act of 1933, as amended.  This will include (a) any natural person resident in the United States; (b) any partnership or corporation organized or incorporated under the laws of the United States; (c) any trust of which any trustee is a U.S. person; (d) any partnership or corporation organized outside the United States by a U.S. person principally for the purpose of investing in securities not registered under the U.S. Securities Act of 1933, unless it is organized or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts; (e) any estate of which any executor or administrator is a U.S. person.

The Investor covenants, represents and warrants that:

(a)

it understands that the Units, the Shares, the Warrants and the Warrant Shares (collectively, the “Securities”) have not been and will not be registered under the U.S. Securities Act and that the sale contemplated hereby is being made in reliance on the exemption from such registration requirement provided by Rule 506 of Regulation D;

(b)

it acknowledges that it has not purchased the Securities as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(c)

it understands and agrees that there may be material tax consequences to the Investor of an acquisition, disposition or exercise of any of the Securities.  The Issuer gives no opinion and makes no representation with respect to the tax consequences to the Investor under United States, state, local or foreign tax law of the undersigned’s acquisition or disposition of such securities.  In particular, no determination has been made whether the Issuer will be a “passive foreign investment company” (“PFIC”) within the meaning of Section 1291 of the United States Internal Revenue Code;

(d)

it understands and agrees that the financial statements of the Issuer have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies;

(e)

it understands and acknowledges that upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable state securities laws and regulations, the certificates representing the Securities will bear a legend in substantially the following form:

“The securities represented hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).  The holder hereof, by purchasing such securities, agrees for the benefit of the Issuer that such securities may be offered, sold, pledged or otherwise transferred only (a) to the Issuer, (b) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act if applicable, (c) inside the United Sates (1) pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with applicable State securities laws, or (2) in a transaction that does not require registration under the U.S. Securities Act or any applicable State laws and regulations governing the offer and sale of securities, and the holder has prior to such sale furnished to the Issuer an opinion of counsel or other evidence of exemption in form and substance reasonably satisfactory to the Corporation.  Provided that if the Corporation is a “foreign issuer” as that term is defined by Regulation S of the U.S. Securities Act at the time of sale, a new certificate bearing no restrictive legend, delivery of which will constitute “Good Delivery” may be obtained form the transfer agent, upon delivery of this certificate and a duly executed declaration, in form satisfactory to the Corporation and its transfer agent, to the effect that the sale of the securities represented hereby is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act.”

If the Issuer is a “foreign issuer” within the meaning of Regulation S under the U.S. Securities Act at the time of sale, a new certificate, which will constitute “good delivery”, will be made available to the Investor upon provision by the Investor to the transfer agent of a declaration (in the form attached as Appendix “A”) that the sale of the securities represented thereby is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act.

(f)

it consents to the Issuer making a notation on its records or giving instruction to the registrar and transfer agent of the Issuer in order to implement the restrictions on transfer set forth and described herein;

(g)

if an individual, it is a resident of the state or other jurisdiction listed in its address on the signature page of the Subscription Agreement, or if the Investor is not an individual, the office of the Investor at which the Investor received and accepted the offer to purchase the Issuer’s Units is the address listed on the signature page of the Subscription Agreement.

(h)

it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities and it is able to bear the economic risk of loss of its entire investment;

(i)

the Issuer has provided to it the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and it has had access to such information concerning the Issuer as it has considered necessary or appropriate in connection with its investment decision to acquire the Securities;

(j)

it is acquiring the Securities for its own account, for investment purposes only and not with a view to any resale, distribution or other disposition of the Securities in violation of the United States securities laws;

(k)

if it decides to offer, sell or otherwise transfer any of the Securities, it will not offer, sell or otherwise transfer any of such Securities directly or indirectly, unless

(i)

the sale is to the Issuer;

(ii)

the sale is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations;

(iii)

the sale is made pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder and in accordance with any applicable state securities or “Blue Sky” laws; or

(iv)

the Securities are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable state laws and regulations governing the offer and sale of securities, and, in the case of clauses (ii) or (iv) above,  it has prior to such sale furnished to the Issuer an opinion of counsel or other evidence of exemption in form and substance reasonably satisfactory to the Issuer;

(a)

it understands and agrees that the Warrants may not be exercised in the United States or by or on behalf of a U.S. Person or a person in the United States unless registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration requirements is available and that certificates representing the Warrants will bear a legend to such effect;

(b)

it hereby agrees and consents by acceptance hereof that the certificate or certificates representing the Warrants shall be impressed with a legend reciting that the exercise thereof is restricted, substantially in the following form:

“THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE WARRANT SHARES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.  "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE SECURITIES ACT."

(c)

It is an “accredited investor” as defined in Regulation D by virtue of satisfying  one or more of the categories indicated below (please place your initials on the appropriate line(s)):

Category 1.	A bank, as defined in Section 3(a)(2) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or
Category 2.	A savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or
Category 3.	A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; or
Category 4.	An insurance company as defined in Section 2(13) of the U.S. Securities Act; or
Category 5.	An investment company registered under the Investment Issuer Act of 1940; or
Category 6.	A business development company as defined in Section 2(a)(48) of the Investment Issuer Act of 1940; or
Category 7.	A small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; or
Category 8.

A plan established and maintained by a state, its political subdivision or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with assets in excess of US$5,000,000; or

Category 9.

An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment advisor, or an employee benefit plan with total assets in excess of US$5,000,000 or, if a self-directed plan, the investment decisions are made solely by persons who are accredited investors; or

Category 10.	A private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940; or
Category 11.

An organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the Shares, with total assets in excess of US$5,000,000; or

Category 12.	A director, executive officer or general partner of the Issuer; or
Category 13.	A natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of this purchase exceeds US$1,000,000; or
Category 14.

A natural person who had an individual income in excess of US$200,000 in each year of the two most recent years or joint income with that person’s spouse in excess of US$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

Category 15.

A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in SEC Rule 506(b)(2)(ii); or

Category 16.	An entity in which each of the equity owners meets the requirements of one of the above categories.

ONLY UNITED STATES INVESTORS NEED TO COMPLETE AND SIGN

Date

Duly authorized signatory for Investor

(Print name of Investor)

Appendix “A” to

CERTIFICATE OF U.S. PERSON

Form of Declaration for Removal of Legend

TO:

Registrar and transfer agent for the shares of Genco Resources Ltd. (the “Corporation”).

The undersigned (A) acknowledges that the sale of the securities of the Corporation to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that (1) the undersigned is not an “affiliate” of the Corporation (as that term is defined in Rule 405 under the U.S. Securities Act); (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the TSX Venture Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U. S. Securities Act); (5) the seller does not intend to replace such securities with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U. S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated _______________ 2002.

X

Signature of individual (if Purchaser is an individual)

X

Authorized signatory (if Purchaser is not an individual)

Name of Purchaser (please print)

Name of authorized signatory (please print)

Official capacity of authorized signatory (please print)

CERTIFICATION OF

CHIEF EXECUTIVE OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Vittorio Preto, Chief Executive Officer of Getty Copper Inc. (the “Company”), hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(i)

the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2003 (the “Annual Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii)

the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	“Vittorio Preto”
Name:	Vittorio Preto
Title:	Chief Executive Officer
Date:	July 16, 2004

This written statement is being furnished to the Securities and Exchange Commission as an exhibit to the Company’s Annual Report on Form 20-F. A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies this Annual Report on Form 20-F pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

CERTIFICATION OF

CHIEF FINANCIAL OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Donald R. Willoughby, Chief Financial Officer of Getty Copper Inc. (the “Company”), hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(iii)

the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2003 (the “Annual Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(iv)

the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	“Donald R. Willoughby”
Name:	Donald R. Willoughby
Title:	Chief Financial Officer
Date:	July 19, 2004

This written statement is being furnished to the Securities and Exchange Commission as an exhibit to the Company’s Annual Report on Form 20-F. A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies this Annual Report on Form 20-F pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

i

CERTIFICATIONS

I, Vittorio Preto, Chief Executive Officer of Getty Copper Inc., certify that;

(1)

I have reviewed this Annual Report on Form 20-F of Getty Copper Inc.;

(2)

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(1)

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of the internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  July __16__, 2004

_”Vittorio Preto”_________

By:

Vittorio Preto

Title:

Chief Executive Officer

CERTIFICATIONS

I, Donald R. Willoughby, Chief Financial Officer of Getty Copper Inc., certify that;

(1)

I have reviewed this Annual Report on Form 20-F of Getty Copper Inc.

(2)

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(1)

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of the internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:

July _19___, 2004

_ “Donald R. Willoughby”

By:

Donald R. Willoughby

Title:

Chief Financial Officer