Form 20-F/A
period 2003-12-31
GETTY COPPER INC
filed 2004-07-22
CIK 1052204

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

(A)

Robak and Getty wish to terminate the Original Robak Agreements and enter into this Agreement;

(B)

Robak has agreed to sell and Getty has agreed to purchase a 50% interest in the Getty South Property and a 100% interest in the Getty Southwest and Getty Central Properties (such interests are herein the “Sold Interests”), on the terms hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements hereinafter contained the parties agree as follows:

REPRESENTATIONS AND WARRANTIES OF ROBAK

Representations and Warranties

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

Waiver

THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS PART 2 ARE PROVIDED FOR THE EXCLUSIVE BENEFIT OF GETTY AND ANY BREACH OF ANY ONE OR MORE THEREOF MAY BE WAIVED BY GETTY IN WHOLE OR IN PART AT ANY TIME WITHOUT PREJUDICE TO ITS RIGHTS IN RESPECT OF ANY OTHER BREACH OF THE SAME OR ANY OTHER REPRESENTATION OR WARRANTY AND THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS PART 2 WILL SURVIVE THE EXECUTION HEREOF.

PURCHASE AND SALE

Purchase and Sale of Sold Interests

2.1

Robak, subject to the terms hereof, hereby sell to Getty the Sold Interests comprising:

a 50% interest in the Getty South Property;

a 100% interest in the Getty Southwest Property; and

a 100% interest in the Getty Central Property;

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

Getty South Carried Interest

AS ADDITIONAL CONSIDERATION TO ROBAK HEREUNDER GETTY AGREES TO CARRY ROBAK’S 50% INTEREST IN THE GETTY SOUTH CLAIMS TO PRODUCTION.  FOR GREATER CERTAINTY GETTY SHALL PAY FOR ALL MINE DEVELOPMENT AND INFRASTRUCTURE COSTS RELATED TO THE GETTY SOUTH CLAIMS (IF IN GETTY’S SOLE DISCRETION THEY WARRANT BEING PLACED INTO COMMERCIAL PRODUCTION).  GETTY SHALL BE ENTITLED TO RECOVER FROM 80% PRODUCTION REVENUE FROM THE GETTY SOUTH CLAIMS ALL COSTS, PLUS INTEREST AT PRIME FROM THE DATE PRODUCTION REVENUE STARTS, INCURRED BY GETTY IN PLACING THE GETTY SOUTH CLAIMS INTO PRODUCTION (INCLUDING A REASONABLE CHARGE RELATED TO THE ESTABLISHMENT OF MILLING AND BENFICIATING FACILITIES WHICH ARE USED BY GETTY FOR ORES FROM OTHER CLAIMS IN THE AREA) AND THEREAFTER GETTY AND ROBAK SHALL SHARE NET PRODUCTION REVENUE 50:50 (SUBJECT TO THE NSR).

THE CLOSING

Conditions Precedent to Closing

ROBAK AND GETTY ACKNOWLEDGE THAT THEY ARE RELATED PARTIES IN ACCORDANCE WITH THE POLICIES OF THE TSX VENTURE EXCHANGE AND THAT THE PROPOSED SALE TO GETTY OF THE SOLD INTERESTS IS SUBJECT TO:

Disinterested shareholder approval; and

Approval of the TSX Venture Exchange.

Resale Restrictions

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

Getty’s Obligations at the Closing

AT THE CLOSING GETTY WILL DELIVER TO ROBAK:

Certified directors and shareholders resolutions;

A copy of the TSX Venture Exchange letter accepting the transaction; and

a certificate representing 12,000,000 shares in the capital of Getty.

Robak’s Obligations at the Closing

AT THE CLOSING ROBAK WILL DELIVER TO GETTY RECORDABLE BILLS OF SALE UNDER THE MINERAL TENURE ACT IN FAVOUR OF GETTY OF THE SOLD INTERESTS.

Latest Closing Date

IF CLOSING HAS NOT OCCURRED WITHIN 120 DAYS OF THE DATE HEREOF, EITHER PARTY MAY TERMINATE THIS AGREEMENT WITHOUT COST OR OBLIGATION.

NOTICES

Means

EACH NOTICE, DEMAND OR OTHER COMMUNICATION REQUIRED OR PERMITTED TO BE GIVEN UNDER THIS AGREEMENT WILL BE IN WRITING AND WILL BE SENT BY PREPAID REGISTERED MAIL DEPOSITED IN A POST OFFICE IN CANADA ADDRESSED TO THE PARTY ENTITLED TO RECEIVE THE SAME, OR DELIVERED TO SUCH PARTY AS FOLLOWS:

if to Robak:

Robak Industries Ltd.
1000 Austin Avenue
Coquitlam, British Columbia V3K 3P1

Attention:  John Lepinski
Facsimile:  c/o (604) 931-2814

with a copy to

John Casey Personal Law Corporation
#203 – 1024 Ridgeway
Coquitlam, British Columbia V3J 1S5

Attention:  John Casey
Facsimile:  (604) 939-3677

if to Getty:

Getty Copper Corp.
1000 Austin Avenue
Coquitlam, British Columbia V3K eP3

Attention:  Corporate Secretary
Facsimile:  604 931-2814

with a copy to

Lang Michener
Suite 1500 – 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7

Attention:  Bernhard Zinkhofer
Facsimile:  (604) 893-2395

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

GENERAL

Entire Agreement

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

Arbitration

THE PARTIES WILL, SO FAR AS LAWFULLY POSSIBLE, REFER ALL DISPUTES AND CONTROVERSIES WHICH MAY ARISE HEREUNDER TO BINDING ARBITRATION UNDER THE COMMERCIAL ARBITRATION ACT (BRITISH COLUMBIA) BY A SINGLE ARBITRATOR WHO SHALL BE A MINING ENGINEER FAMILIAR WITH HIGHLAND VALLEY MINING OPERATIONS.  THE PARTIES AGREE THAT THE COST OF ARBITRATION WILL BE BORNE BY GETTY.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

Robak Industries Ltd.

Per:

Authorized Signatory

Getty Copper Corp.

Per:

Authorized Signatory

Schedule A

Mineral Claims

Getty South Property

The Getty South Property consists of the following Crown-Granted mineral claims:

Claim Name

Lot/Tenure Number

Bill No. 1

5601

Bill No. 3

5603

Bill No. 4

5604

Bill No. 5

5605

Bill No.6

5606

Bill No. 7

5607

Bill No. 8

5608

Bill No. 9

5609

Bill No. 10

5610

Bill No. 11

5611

Bill No. 12

5612

Bill No. 13

5613

Bill No. 14

5614

Bill No.15

5615

Bill No. 16

5616

A.J. No. 1 Fr.

5602

A.J. No. 3

5483

A.J. No. 4

5621

A.J. No. 5

5620

A.J. No. 6

5619

A.J. No. 7

5618

A.J. No. 8

5617

Getty Central Property

The Getty Central Property consists of the following staked claims and Crown –Granted mineral claims

Claim Name

Lot/Tenure Number

Expiry Date

Getty #23

221583

Aug. 16, 2006

Getty #24

221584

Aug. 16, 2006

Getty #39

218430

May 13, 2006

Getty #40

218431

May 13, 2006

Getty #42

218433

May 13, 2006

A.J. No. 1

Lot 5441

Crown Grant

A.J. No. 2

Lot 5442

Crown Grant

Getty Southwest Property

Block E

Claim Name

Lot/Tenure Number

Expiry Date

Getty #37

218232

Jan. 7, 2006

Getty #38

218233

Jan. 7, 2006

Getty #61

218489

Jun. 6, 2006

Getty #62

218490

Jun. 6, 2006

Getty #63

218491

Jun. 6, 2006

Getty #64

218492

Jun. 6, 2006

Getty #65

218493

Jun. 6, 2006

Getty #66

218494

Jun. 6, 2006

Getty #68

218496

Jun. 7, 2006

Getty #69

218497

Jun. 7. 2006

Getty #70

218498

Jun. 7, 2006

Getty #71

218499

Jun. 7, 2006

Getty #72

218500

Jun. 8, 2006

Getty #73

218501

Jun. 8, 2006

Block F

Claim Name

Lot/Tenure Number

Expiry Date

Getty #85

218513

Jan. 11, 2006

Getty #86

218514

Jan. 11, 2006

Getty #87

218515

Jun. 11, 2006

Getty #88

218522

Jun. 11, 2006

Getty #89

218523

Jun. 11, 2006

Getty #90

218524

Jun. 11, 2006

Getty #91

218557

Jun. 7, 2006

Getty #92

218558

Jun. 7, 2006

Getty #74

218502

Jun. 8, 2006

Block G

Claim Name

Lot/Tenure Number

Expiry Date

Getty #26

218221

Jan. 7, 2006

Getty #27

218222

Jan. 5, 2006

Getty #28

218223

Jan. 5, 2006

Getty #29

218224

Jan. 5, 2006

Getty #30

218225

Jan. 7, 2006

Getty #33

218228

Jan. 6, 2006

Getty #34

218229

Jan, 6, 2006

Getty #35

218230

Jan. 6, 2006

Getty #36

218231

Jan. 6, 2006

Getty #49

218440

May 16, 2006

Block H

Claim Name

Lot/Tenure Number

Expiry Date

Getty #31

218226

Jan. 6, 2006

Getty #32

218227

Jan. 6, 2006

Getty #41

218432

May 13, 2006

Getty #43

218434

May 13, 2006

Getty #44

218435

May 13, 2006

Getty #45

218436

May 15, 2006

Getty #46

218437

May 15, 2006

Getty #47

218438

May 15, 2006

Getty #48

218439

May 17, 2006

Getty #50

218441

May 16, 2006

Getty #51

218442

May 16, 2006

Getty #52

218443

May 16, 2006

Getty #53

218444

May 17, 2006

Getty #54

218445

May 19, 2006

Getty #55

218446

May 19, 2006

Getty #56

218447

May 19, 2006

Getty #57

218448

May 19, 2006

Getty #58

218449

May 19, 2006

Getty #59

218450

May 19, 2006

Getty #60

218451

May 19, 2006

Block I

Claim Name

Lot/Tenure Number

Expiry Date

Getty #80

218508

June 10, 2006

Getty #81

218509

June 10, 2006

Getty #82 Fr.

218510

June 10, 2006

Getty #83 Fr.

218511

June 10, 2006

Block J

Claim Name

Lot/Tenure Number

Expiry Date

Getty #93

318212

June 16, 2006

Getty #94

318213

June 17, 2006

SCHEDULE B
TO A MINERAL PROPERTY SALE AGREEMENT BETWEEN ROBAK INDUSTRIES LTD. AND GETTY COPPER CORP. (THE “AGREEMENT”)

NET SMELTER ROYALTY

1.

INTERPRETATION

1.1

Where used herein:

Agreement means the above-referenced agreement, including any amendments thereto or renewals or extensions thereof.

Fiscal Period means each calendar year or other period of twelve consecutive months adopted for tax purposes during the term of the Agreement.

Product means ores, metals (metals shall include bullion), minerals, mineral products or concentrates.

Royalty Interest means the share of Net Smelter Returns payable under the Agreement.

1.2

Words and expressions defined in the Agreement have the same meaning herein.

2.

Net Smelter Returns

2.1

“Net Smelter Returns" shall mean the actual proceeds received from any mint, smelter, refinery or other purchaser for the sale of Product produced from the Property and sold, after deducting from such proceeds the following charges to the extent that they were not deducted by the purchaser in computing payment: smelting and refining charges; penalties; smelter assay costs and umpire assay costs; cost of freight and handling of ores, metals or concentrates from the Property to any mint, smelter, refinery, or other purchaser; marketing costs; insurance on all such ores, metals or concentrates; customs duties; severance, royalties, ad valorem, goods and services taxes, retail sales taxes or mineral taxes or the like and export and import taxes or tariffs payable in respect of said ores, metals or concentrates.

3.

Payment

3.1

The Royalty Interest shall be paid on a quarterly basis within 45 days after the end of each fiscal quarter in respect of the actual proceeds received in such fiscal quarter.

3.2

Each payment under paragraph 3.1 shall be accompanied by a statement indicating the calculation of Net Smelter Returns hereunder. The owner of the Royalty Interest shall be entitled to audit, during normal business hours, such books and records as are necessary to determine the correctness of the payment of the Royalty Interest, provided, however, that such audit shall be made only on an annual basis and within 12 months of the end of the Fiscal Period in respect of which such audit is made.

4.

Non-Arm's Length Sale of Product.

4.1

For the purposes of calculating the amount of Royalty payable if the sales of any Product are to a company or enterprise associated with the seller, and if the sale price is not negotiated on an arm's length basis, the seller shall, for the purposes of calculating Net Smelter Returns and notwithstanding the actual amount of such sale price, add to any moneys actually received with respect to such sale an amount which the seller considers sufficient to make the same represent a reasonable net sale price for such sale as if negotiated at arm's length and after taking into account all pertinent circumstances (including, without limitation, then current market conditions relating to products similar to such Product; terms of agreements between arm's length parties for the purchase and sale of similar products in similar quantities for delivery over similar periods of time; and physical and/or chemical characteristics of such Products).

4.2

The seller shall by notice inform the owner of the Royalty Interest of the quantum of such reasonable net sale price and if the owner of the Royalty Interest does not object thereto within 60 days after receipt of such notice, said quantum shall be final and binding upon the owner of the Royalty Interest.

4.3

If the owner of the Royalty Interest objects to such quantum by notice delivered to the seller within said 60 days, then the quantum of such reasonable net sale price shall be decided by arbitration with a single arbitrator to be appointed in accordance with the Commercial Arbitration Act of British Columbia in accordance with the provisions of Article 16 of the Agreement and the arbitrator shall have reference first to the Agreement, and then, if necessary, to practices used in mining operations that are of a similar nature.  The arbitrator shall be entitled to retain such independent mining consultants as he considers necessary. The decision of the arbitrator shall be final and binding on the parties hereto and will not be subject to appeal.

5.

Segregation of Property

5.1

The determination of Net Smelter Returns hereunder is based on the premise that production will be developed solely on the Property.  Other mining properties may be incorporated with the Property into a single mining project and the metals, ores or concentrates pertaining to each may be blended at the time of mining or at any time thereafter, provided however, that the respective mining properties (including the Property) have allocated to them their proportionate share of the net smelter returns realised from such single operation, all as determined in accordance with generally accepted accounting principles and from records maintained by or on behalf of the seller. The owner of the Royalty Interest shall have the right, during reasonable business hours and upon prior notice to the seller and, if applicable, the Operator, to enter upon the mining properties and to inspect the plant and procedures followed with respect to allocations made under this paragraph provided that such entry shall be at the sole risk and cost of the owner of the Royalty Interest. If the parties disagree on the allocation of actual proceeds received and deductions therefrom, such shall be referred to arbitration in the manner provided in Article 16 of the Agreement and the arbitrator shall have reference first to the Agreement, and then, if necessary, to practices used in mining operations that are of a similar nature.  The arbitrator shall be entitled to retain such independent mining consultants and financial advisors as he considers necessary. The decision of the arbitrator shall be final and binding on the parties and shall not be subject to appeal.

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