Form 20-F
period 2004-12-31
GETTY COPPER INC
filed 2005-08-23
CIK 1052204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

__

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004 (with other information to May 31, 2005 except where noted)

OR

__

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

None

Number of outstanding shares of Getty Copper Inc.’s only class of capital stock as at December 31st, 2004 was

32,743,657 Common Shares Without Par Value. (number outstanding on May  31st, 2005 is 34,078,657 )

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

X

No

__

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17

X

Item 18 __

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

1

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

1

ITEM 3

KEY INFORMATION

1

ITEM 4

INFORMATION ON GETTY

6

 ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

21

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

25

ITEM  7

MAJOR  SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

29

ITEM  8

FINANCIAL INFORMATION

31

ITEM  9

THE OFFER AND LISTING

32

ITEM  10

ADDITIONAL INFORMATION

33

ITEM  11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

43

ITEM  12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

43

ITEM  13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

44

ITEM  14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

44

ITEM  15

CONTROLS AND PROCEDURES

44

ITEM  16

[RESERVED]

45

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

45

ITEM 16B

CODE OF ETHICS

45

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

45

ITEM 16D

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

45

ITEM 17

FINANCIAL STATEMENTS

45

ITEM 18

FINANCIAL STATEMENTS

45

ITEM 19

EXHIBITS

45

PART 1

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable (this is an Annual Report only).

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is an Annual Report only).

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

The following constitutes selected financial data for Getty Copper Inc. (“Registrant”) for the last five fiscal years ended December 31, 2004, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles (“GAAP”) and United States GAAP, including a restatement of prior years’ figures due to a change in accounting policy with respect to exploration expenditures (see also the accompanying audited financial statement as of December 31, 2004 and for the previous year ended December 31).

(Cdn$)	As at December 31
Balance Sheet Data	2004	2003	2002	2001	2000
Total assets according to financial statements (CDN GAAP)(1)	$ 4,402,135	$ 3,962,955	$ 830,830	$ 695,171	$ 10,202,138
Total Assets (US GAAP)(2)	$ 1,741,701	$ 2,282,484	$ 359,323	$ 223,663	443,706
Total liabilities	$ 710,408	$ 623,053	$ 544,223	$ 572,211	2,239,690
Share capital	$ 16,587,659	$ 15,662,319	$ 12,219,794	$ 11,805,210	11,805,210
Deficit (CDN GAAP)	$(13,750,967)	$(13,104,383)	$(12,701,152)	$(12,450,216)	(4,610,728)
Deficit (US GAAP)	$(20,176,333)	$(18,549,786)	$(16,864,467)	$(16,613,531)	(16,287,967)

(Cdn$)	As at December 31
Period End Balances (as at)	2004	2003	2002	2001	2000
Working capital (deficiency)	$ 952,672	$ 1,569,880	$ (91,736)	$ (562,918)	$ (156,151)
Equipment, net	$ 173,669	$ 186,575	$ 199,325	$ 214,370	$ 233,733
Mineral property interests (CDN GAAP)	$ 2,660,434	$ 1,680,471	$ 471,508	$ 471,508	$ 9,758,432
Mineral property interests (US GAAP)	$ NIL	$ NIL	Nil	Nil	Nil
Shareholders’ equity	$ 3,691,727	$ 3,339,902	$ 286,608	$ 112,960	$ 7,962,448
Share Capital (CDN GAAP)	$ 16,587,659	$ 15,662,319	$ 12,219,794	$ 11,805,210	$ 11,805,210
Share Capital (US GAAP)	$ 18,361,659	$ 17,436,319	$ 13,993794	$ 13,579,210	$ 13,759,210
Number of outstanding Shares	32,743,657	27,593,657	33,487,313	28,402,313	28,402,313

No cash or other dividends have been declared.

(Cdn$)	As at December 31
Statement of Operations Data	2004	2003	2002	2001	2000
Investment and Other Income	$ 34,685	$ 4,298	$ 976	$ 5,025	$ 4,002
General and administrative expenses	$ 676,571	$ 406,553	$ 251,603	$ 199,786	210,719
Exploration Expenditure	$ 979,963	$ 96,066	$ 40,275	$ 130,803	35,617
Loss according to financial statements (CDN GAAP)	$ (646,584)	$ (403,231)	$ (250,936)	$ (7,839,488)	(181,717)
Loss according to financial statements (US GAAP)	$ (1,626,547)	$ (1,685,319)	$ (250, 936)	$ (325,564)	(242,334)
Loss from continuing operations per Common Share
Loss per Share (US GAAP)(2)	($0.058)	(0.072)	($0.017)	($0.01)	($0.01)

Notes:

(1)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off.  The Registrant has expensed the exploration costs as incurred until December 31 2004, which is consistent with U.S. GAAP, whereby all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.  Such costs will be deferred from January 2004 until such time as the company determines it if it has economically recoverable resources or until the exploration and development ceases and/or the mineral calms are abandoned.

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

Except as may be otherwise indicated, all dollar amounts are stated in Canadian dollars, the Registrant’s functional and reporting currency.  The following tables set out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into one United States dollar.  The average exchange rates are based on the average of the exchange rates on the last day of the month in such periods.  Also included are the average exchange rates for each month during the previous six months.

	May 2005	April 2005	March 2005	February 2005	January 2005	December 2004
High	1.27	1.25	1.24	1.25	1.242	1.237
Low	1.23	1.21	1.20	1.23	1.198	1.185
Average for Period	1.25	1.24	1.21	1.24	1.224	1.218

	For year ended December 31
	2004	2003	2002	2001	2000
End of Period	1.23	1.29	1.58	1.57	1.52
Average for Period	1.30	1.40	1.57	1.54	1.49
High for Period	1.39	1.58	1.61	1.59	1.54
Low for Period	1.18	1.29	1.51	1.50	1.45

On May 5, 2005, the Federal Reserve noon rate for Canadian Dollars was US$1.00: Cdn$1.2448.

B.

Capitalization and Indebtedness

Not applicable (this is an Annual Report only).

C.

Reasons for the Offer and Use of Proceeds

Not applicable (this is an Annual Report only).

D.

Risk Factors

Need for  Additional Financing.  The Registrant currently has sufficient financial resources raised from a flow through financing in December 2003 to undertake by itself a planned exploration and development program during the year ending December 31, 2004. The exploration and development of the Registrant’s properties depend, therefore, on the Registrant’s ability to obtain additional financing through joint ventures, debt financing, equity financing or other means.  The Registrant is currently pursuing financing opportunities to meet its administration costs. If the Registrant is unable to raise additional capital it will need to curtail its operations and the Registrant may be materially adversely affected.

 The Registrant has No History of Earnings and No Foreseeable Earnings. None of the properties in which the Registrant has or may acquire an interest has been determined to be commercially feasible and hence none have any commercial production.  The Registrant has no history of profits and has a substantial deficit.  The Registrant receives no revenues from production or otherwise and is entirely dependent on raising additional equity and loan financing.  The Registrant has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. While the Registrant may receive funds from the exercise of outstanding share purchase warrants and stock options there are no assurances that this will occur. While  the Registrant may generate additional working capital through joint venture or sale of its properties in whole or in part, there is no assurance that this will be possible..

No Ore;  The Registrant has no mineral producing properties, and the Registrant has not demonstrated that any mineralized material on its properties constitutes  proven or probable reserves of ore on its properties. Although the mineralized material and mineralized deposit figures included herein have been carefully prepared by the Registrant, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of copper or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve. Estimates of mineralized deposits and production costs can also be affected by such factors as metals prices, availability of capital for deveopment, permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of mineralization ultimately mined (if any) may differ from that indicated by drilling results.  Short term factors relating to mineralized material, such as the need for orderly development or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that copper and other minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions. Material changes in mineralized material, grades, stripping ratios or recovery rates may affect the economic viability of projects. Mineralized deposits are reported as general indicators of mine life and should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Mineral Prices. Mineral prices are subject to fluctuation. The effect of these factors cannot accurately be predicted. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resource are discovered, a profitable market will exist for the sale of the same. Factors beyond the control of the Registrant may affect the marketability of any copper or any other materials discovered. The price of copper is affected by numerous factors beyond the control of the Registrant, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, Canadian dollars relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.

Risks of Development, Construction and Mining Operations. The Registrant’s ability to meet production, timing and cost estimates for its properties cannot be assured. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing and other factors could cause delays in developing properties. Such delays could materially adversely affect the Registrant’s business, financial condition and results of operation. In addition, while time and cost estimates for exploration, development and construction required at the Registrant’s properties in some cases may include contingency factors to allow for unanticipated increases in costs such as materials and labour costs, these estimates could be exceeded. See “Special Note Regarding Forward Looking Statements.”

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences may delay production, increase production costs or result in liability.  The Registrant may become subject to liability for hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons. In particular, the Registrant is not insured for environmental liability or earthquake damage.

Environmental Risks. Existing and possible future environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Registrant, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Registrant or its ability to develop its properties on an economically feasible basis. Before development and production can commence on any of its properties, the Registrant must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of a property.

The current or future operations of the Registrant, including development activities and commencement of production on its properties, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

Additional permits and analyses, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Registrant has interests and there can be no assurance that the Registrant will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs. See “Description of Property — Regulatory Requirements.”

The Registrant may generate potentially hazardous material in its planned mineral extraction process and must operate in accordance with government-imposed environmental standards and regulations. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have administrative, civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Existing or future amendments to laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Registrant and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Registrant’s knowledge, the Registrant is operating in compliance with all applicable environmental regulations. The Registrant currently is not insured against environmental liabilities. Management believes that, because the Registrant is still in the exploration stage, there is minimal risk of incurring significant environmental liabilities, and further believes that this is in accordance with industry practice.  The Registrant intends to obtain insurance for environmental liabilities if and when it becomes engaged in significant mining operations.

The Registrant’s Share Price is Volatile. Publicly quoted securities are subject to a relatively high degree of price volatility. It may be anticipated that the quoted market for the Common Shares of the Registrant will be subject to market trends generally, notwithstanding any potential success of the Registrant in creating sales and revenues.

The Registrant’s Directors and Officers are Part-Time and Serve as Directors and Officers of Other Companies. At June 30, 2005, Directors of the registrant, Jean Jacques Treyvaud and David Shaw also serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Registrant. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors’ duties to the Registrant and their duties to the other companies on whose boards they serve, the directors and officers of the Registrant expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate. The success of the Registrant and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its board of directors.

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

Shares of the Registrant may be Affected Adversely by Penny Stock Rules.   The Registrant’s stock may be subject to U.S. “Penny Stock” rules which may make the stock more difficult to trade on the open market.  The Registrant’s common shares have traded on the Canadian Venture Exchange since April 25, 1988. For further details on the market performance of the Registrant’s common stock, see “Item 5 Nature of Trading Market.” Although the Registrant’s common stock trades on the Canadian TSX Venture Exchange or “TSX V”, the Registrant’s stock may be subject to U.S. “penny stock” rules. A “penny stock” is defined by regulations of the U.S. Securities and Exchange Commission (“SEC”) as an equity security with a market price of less than $5.00 per share. However, an equity security with a market price under $5.00 will not be considered a penny stock if it fits within any of the following exceptions:

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

Legal Proceedings. The Registrant is subject to one legal action in the Province of British Columbia, Canada.  Although the Registrant believes this claim is without merit, the outcome is not determinable at this time.  See Item 8 for information regarding current legal proceedings.

Possible Litigation.  It is possible as a result of the board’s review of the 2002 mineral property acquisition that negotiations may be necessary to resolve any disputes, which may arise between the Registrant and Robak.  If these negotiations are not successful litigation could result which may impact the company’s outstanding shares or the company’s interest in the Getty South Mineral Properties.  While litigation generally has a adverse effect on a company, management believes it is premature to suggest a likelihood of litigation or its possible outcome at this time.  See Item 7B & 8A.

ITEM 4

INFORMATION ON THE REGISTRANT

SUMMARY

A.

History and Development of The Registrant

1.

The legal name of the Registrant which is subject of the Annual Report on Form 20F is Getty Copper Inc.

2.

The Registrant was incorporated on September 23, 1985 under the Canada Business Corporations Act.

3.

The registered office of the Registrant in British Columbia is located at 1500-1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.  The head office and principal office of the Registrant in Canada is located at 1000 Austin Avenue, Coquitlam, British Columbia, V3K 3P1.

The Registrant’s Common Shares are listed, for trading under the symbol “GTC” on the TSX V.

4.

The Registrant was originally incorporated under the name Exxau Minerals Inc., pursuant to the Canada Business Corporations Act on September 23, 1985, with an authorized capital of an unlimited number of common shares without par value. The Registrant was organized for the purpose of engaging in the acquisition and exploration of natural resource properties. The Registrant became a reporting company in British Columbia on April 25, 1988. From 1985 through 1992, the Registrant concentrated its efforts on the acquisition and exploration of mineral resource properties.   On September 3, 1992, the Registrant changed its name to Getty Copper Corp.

In early 1992, the Registrant had 8,088,111 Commons Shares issued and outstanding. 3,157,050 of such shares were held in escrow subject to certain restrictions and were initially issued in 1988 in exchange for common shares of Exxau, Inc., a wholly-owned subsidiary of the Registrant at that time; in exchange for limited partnership units of Exxau, Ltd., Limited Partnership; and in settlement of Exxau, Ltd., Limited Partnership’s indebtedness to the shareholders of Exxau, Inc. None of the Registrant’s exploration projects undertaken prior to 1992 proved to be commercially viable. All of the Registrant’s properties acquired prior to 1992 were written off.

At the end of December 31, 2002 the Registrant had 33,487,313 shares outstanding.  Effective March 7, 2003, the Company consolidated its capital on a 1:2 basis.  The name of the Registrant was changed from Getty Copper Corp. to Getty Copper Inc. of which 16,743,656 common shares were issued and outstanding at that time.

5.

From 1993 to present the Registrant’s mineral exploration has been focused on its mineral properties located in the Highland Valley, British Columbia, Canada.

6.

The Registrant’s principal capital expenditures (there have been no material divestitures) over the three fiscal years ended December 31, 2004 are as follows:

Year	Exploration Deferred	Capital Assets
(i) Amounts Deferred (capitalized or invested) during the year
2004	$ 979,963	$1,005
2003	NIL	$1,900
2002	NIL	$2,246
(ii) Amounts Expensed as Exploration Expenses
2004	NIL	NIL
2003	$96,066	NIL
2002	$40,275	NIL

The Registrant expended $930,226 of the $2,015,000 flow through funds on mineral exploration in calendar 2004.  The Registrant was required to spend this money on flow through expenses by December 31, 2005, however it only spent approximately $930,226 and incurred government tax penalties.  To avoid further penalties the Registrant plans to spend the balance in 2005.

History of Getty North Property:

Robak Industries Ltd. (“Robak”), a company owned and controlled by John Lepinski, and Masco Capital Inc. (“Masco”), a company controlled by John Lepinski, began negotiations in 1992 to acquire control of the Registrant in an effort to access the capital markets to develop its Getty North Property. The Registrant had no properties under exploration or development at that time.

In May 1993, the Registrant, pursuant to an arm’s length purchase and sale agreement to acquire the Getty North Property, issued 5,000,000 of its Common Shares to Robak and 5,000,000 of its Common Shares to Masco. See “Interests of Management in Certain Transactions.” The issuance of the 10,000,000 Common Shares resulted in a change in control of the Registrant.

The Registrant acquired the Getty North Property from Robak and Masco pursuant to an Agreement of Purchase and Sale dated June 30, 1992, as amended September 30, 1992, subject to a 1.5% net smelter return royalty reserved in favour of Robak. The Registrant issued into escrow 5,000,000 Common Shares to Robak and 5,000,000 Common Shares to Masco as consideration for the property, subject to the Registrant obtaining an Economic Ore Valuation on the Getty North Property establishing a minimum value of Cdn $2,304,246 and approval by the Canadian Venture Exchange (“CDNX”). The shares were released to Robak and Masco from escrow after the Registrant obtained the required Economic Ore Valuation prepared by KHA Resource Modelling Inc. and approval from the CDNX on May 11, 1999. After the release of the escrow shares, title to the Getty North Property fully vested in the Company.

There are no old or existing mines on the Getty North Property.

History of Getty South Property, Getty Central Property, Getty Southwest, Getty Central Property:

. In addition to the Getty Copper North Property, and all Getty Copper Highland Valley Claims, the Registrant subsequently acquired joint venture agreements to earn a 50% interest in the Getty South Property, the Getty Central Property, the Getty Southwest Property, and in the Transvaal Property (collectively, the “Getty Copper Project” or the “Getty Copper Highland Valley Project”). All of the Mineral Properties previously noted are subject to 1.5% net smelter royalties and the Getty South, Getty Central, Getty Southwest and the Transvaal properties were subject to certain minimum exploration and development requirements. As a consequence of a Mineral Property Interest Sale Agreement dated November 8, 2002 (See Item 7)  the Registrant purchased the Getty Central and Getty Southwest claims  See “Description of Property.” Since 1992, the Registrant has focused its efforts and resources on the acquisition and the exploration of the Getty Copper Project. See “Description of Property - The Getty Highland Valley Project.” The Registrant has no subsidiaries.

On March 7, 2003 the “TSX V” accepted for filing documentation a mineral property agreement dated November 8, 2002 between the Registrant and Robak Industries Ltd. (“Robak”), by which Robak has agreed to sell 100% interest in each of the Getty Central and the Getty Southwest and a 50% interest in the Getty South properties (the “New Getty Properties”) in consideration for 6 million Registrant shares (post-consolidation) plus the below noted NSR and carried interest obligation. .  The Registrant has also agreed to pay 100% of the cost to place the Getty South property into production, and is entitled to recover “all costs (incurred by Getty), ” from 80% of production revenue (and thereafter the Registrant and Robak shall share net revenue 50:50) Robak will also retain a 1.5% NSR in all of the Getty Properties including the New Getty Properties.   The New Getty Properties are subject of a Valuation and Fairness opinion prepared by Ross Glanville and Associates Ltd. In October 2002 and a Technical Report prepared by W.J. McMillan prepared in December 2002.  The Valuation Report and the Technical Report have been filed on the Canadian securities regulatory website at www.SEDAR.com.(See also Item 7)   Prior to the November 8, 2002 agreement described above, the Registrant was party to an option and  joint venture agreement to earn a 50% interest in the Getty South Property from Robak and Masco pursuant to an Agreement dated November 8, 1995, as amended August 14, 1996 (the “Getty South Agreement”), subject to a 1.5% net smelter returns royalty reserved in favour of Robak. The consideration was $10; reimbursement of $63,300 for certain costs incurred by Robak in acquiring and maintaining the claims in good standing; and a commitment to (a) incur the first $5,100,000 of exploration and development work on the claims, (b) complete a feasibility report prepared by a reputable engineer in accordance with industry practice on the claims and (c) place the claims in commercial production on or before December 31, 2003. The Getty South Agreement was superseded by the November 8, 2002 agreement.

Until superseded by the November 8, 2002 agreement, the Registrant had an option agreement to earn a 50% interest in the Getty Central Property from Robak Industries Ltd. and Masco Capital Inc. pursuant to an Agreement dated November 8, 1995, as amended August 14, 1996 (the “Getty Central Agreement”), subject to a 1.5% net smelter returns royalty reserved in favour of Robak. The consideration was $10; reimbursement of $9,300 for certain costs incurred by Robak in acquiring and maintaining the claims in good standing; and a commitment to (a) incur the first $750,000 of exploration and development work on the claims, (b) complete a feasibility report prepared by a reputable engineer in accordance with industry practice on the claims and (c) to place the claims in commercial production on or before December 31, 2002. Until superseded by the November 8, 2002 agreement, the Registrant also had a an option agreement to earn a 50% interest in the Getty Southwest Property from Robak Industries Ltd. and Masco Capital Inc. pursuant to an Agreement dated November 8, 1995, as amended August 14, 1996 (the “Getty Southwest Agreement”), subject to a 1.5% net smelter returns royalty reserved in favour of Robak. The consideration was $10; reimbursement of $13,300 for certain costs incurred by Robak in acquiring and maintaining the claims in good standing; and a commitment (a) to incur the first $1,100,000 of exploration and development work on the claims, (b) complete a feasibility report prepared by a reputable engineer in accordance with industry practice on the claims and (c) a commitment to place claims in commercial product on or before December 31, 2002.

In December 2004, Highland Valley Copper terminated its participation in a joint venture signed on December on December 19, 2003.

HVC spent $2.3 million dollars on line cutting, induced polarization surveys and diamond drilling. Only intrusive rocks and structures surrounding the Transvaal Occurrence returned significant copper mineralization and accompanying alteration.  Here sub economic copper mineralization within hydrobrecciated Guichon and Bethlehem intrusive were encountered.  The Cinder hill area contains a large tertiary volcanic center and is deeply overburdened covered.   The Glossie Copper Occurrence was not tested during this program.  Only weakly anomalous copper and zinc mineralization was encountered within silicified and metasomatized Nicola volcanics overlying weakly altered intrusives in the north Valley IP anomaly.  However the drilling here was very wide spaced and the Registrant will carefully review this work in relation to earlier exploration results to determine if additional untested targets exist in this area.  The Iron sulphide mineralized tertiary volcanics intersected in hole 2004-16 returned only very weakly anomalous copper.

History of Transvaal Property:

The Transvaal mineral claims were conditionally acquired in 1966 through an option agreement with Genco Resources Inc. (formally Globe Resources Ltd.), and are subject to a 1-1/2% net smelter royalty.   The Registrant had a commitment to spend no less than $525,000 on exploration and development during the seven years following the acquisition.  Once this condition was met, the Registrant and Genco Resources Inc. were to enter into a joint venture.  The Genco agreement expired on December 31, 2003, without the Registrant meeting its commitments.  As at December 31, 2002 the Registrant had expended $340,185 on this property.

Subsequently, the Registrant entered into an agreement to acquire 100 % of the Transvaal claims from Genco for a purchase price of $275,000 to be paid by issuing the Registrant shares at a price of $275,000  to be paid by issuing the Registrant shares at a price of $0.60 per share (458,333).  This transaction has received conditional TSX V approval.

B.

Business Overview

The Registrant is a natural resource company engaged in the acquisition and exploration of natural resource properties. The Registrant has an interest in several resource properties in Highland Valley, British Columbia, Canada and intends to seek and acquire additional properties worthy of exploration and development.  The Highland Valley area is a historic copper producing area, and the Registrant’s principal properties are in this mineralized area. The Registrant's long term objective is to develop and place its Getty Copper Project properties into commercial production.  The Registrant’s properties cover approximately 210 sq. km. (84 sq. miles) of contiguous claims in the Kamloops Mining Division of British Columbia, Canada. The Registrant's properties are currently in the exploration stage of development, and the Registrant's short term plans are to continue exploration activities to determine if sufficient mineralization exists to justify a feasibility study in respect of establishing parameters for possible future commercial production.  The Registrant's planned 2005 exploration activities include embarking on a metallurgy test program of its copper sulphide and copper oxide samples at SGS Lakefield Research Limited in Lakefield, Ontario.  The goal of the test program is to determine the leach parameters and optimum chemistry for leaching copper form the Registrant’s resource samples which have been forwarded to Lakefield.  The second part of the program is to confirm the solvent extraction electrowinning (SX-EW) parameters.  This is a precondition of the express corporate goal of putting the Registrant’s copper deposits into production.

The Registrant curtailed exploration expenditures between 2001 and 2003 while it attempted to arrange financing to continue the exploration of its mineral properties.  In December 2003 $2,015,000 was raised through a flow through financing whereby 3,100,000 common shares were issued.

Organizational Structure

The Registrant is based in British Columbia, Canada.  The Registrant operates directly and has no material subsidiaries.

D.

Property, Plants and Equipment

The registrant owns land and building in Logan Lake, British Columbia.  This property is encumbered by a first mortgage in the amount of $97,024.  These premises are used for core storage, field offices and vehicle storage.  For details of the Registrant’s mineral properties, see Getty Copper Project below.

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

0.029

= ounces (troy)/ton

Currency conversion used herein are based on June 2, 2005, Bank of Canada noon spot rate Canadian dollars as follows: US$1.00 = Cdn.$1.2473.

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

The Getty Copper Project

The Getty Copper Highland Valley Project consists of certain mineral interests in the following contiguous claim groups (collectively, the “Properties”) each located in the Highland Valley, a historic copper producing area of the  Kamloops Mining Division in British Columbia (the “Highland Valley”). A 1.5% NRS royalty interest payable to Robak Industries Ltd. (owned by a related party see item 7) or in the case of the Transvaal Property to the previous unrelated property owner:

Property	Claims	Hectares	Percentage of Interest
Getty North Property	26	1,600	100%
Getty South Property	22	550	50%
Getty Central Property	7	175	100%
Getty Southwest Property	61	2,925	100%
Transvaal Property	9	225	100%	Pending
Getty Northwest Property	142	20,725	100%
Bram Property	2	1,000	100%

There are no existing mines on the Registrant’s Properties, and the Registrant has no mineral producing properties at this time. All of the Registrant’s properties are exploration projects, and there is no assurance that a commercially viable deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage recoveries and other factors conclude economic feasibility.

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

The Registrant believes that an established mining infrastructure and a skilled labour force are available in the Highland Valley area, as the region has a history of porphyry copper mining. The water supply in the region is limited; however, a previous operator in the Highland Valley area obtained a water supply for its mining operations from a subsurface basin. A 500 kva power line transverses the property and telephone service is available in Logan Lake and at nearby mines. The Registrant believes that all necessary mining infrastructure such as water, power and access will be available at the anticipated future mine sites.

The town of Logan Lake is the nearest municipality to the Properties and is the current location of the Registrant’s site office. Logan Lake has a population of approximately 2,300. It is linked to Vancouver, 330 kilometres to the southwest, via the Coquihalla Highway.

History

The history of the Highland Valley copper district dates back to approximately 1896, when it was explored by prospecting, panning, trenching and drifting near high grade copper occurrences.

The following table is a breakdown of the Registrant’s deferred exploration and development costs on the Getty Copper Project to the dates indicated:

	December 31,
Activity	2004	2003	2002	2001
Drilling	$ 4,594,299	$ 4,207,932	$ 4,207,932	$ 4,207,932
Environmental	254,454	254,454	254,454	254,454
Feasibility Study	166,709	166,709	129,886	129,886
Geoscience	2,766,245	2,426,207	2,420,131	2,408,409
Metallurgy	317,610	228,085	228,085	228,085
Assay	540,235	475,832	473,396	473,293
Other Costs	1,855,254	1,755,624	1,705,804	1,701,758
Provision for impairment	($9,514,843)	($9,514,843)	($ 9,419,688)	($ 9,403,817)
Totals	$ 979,963	$ NIL	$ NIL	$ NIL

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

The Registrant’s mineral tenure contains favourable Guichon Creek Batholith geology and adjoins to the south the large Cu-Mo mining and milling operations of the Highland Valley Copper Partnership (HVC) owned by Teck Cominco (97.5%) and Highmont Mining (2.5%).

The Registrant‘s claims span the entire width of favourable Guichon Creek Batholith geology immediately to the north of HVC’s holdings.  The Registrant’s most advanced projects, the Getty North deposit, the Getty South deposit and the Getty West-Transvaal prospect are located in the eastern part of the property in the same geological and structural setting as the Bethlehem deposits located five to eight km to the south. The large Glossie zone and North Valley zone induced polarization anomalies discovered in the central and western portions of the property are in a different geological setting.  The Getty West-Transvaal Glossie and North Valley Zones were part of the Registrant’s claims under options to Highland Valley Copper as of December 19, 2003, until Highland Valley terminated the agreement during December 2004.

Sampling and Analysis

Drill core is mechanically split; one half of which is submitted for preparation and analysis. The other half is catalogued and stored on the site.

All Assays and analyses are performed by Eco-Tech Laboratories in Kamloops, British Columbia where they store the samples they test for future reference.

Security of Samples

Drill core samples are stored in the Registrant office-warehouse in a locked and alarmed warehouse.

Exploration

During 2004, Highland Valley Copper completed $2.3 million dollars on line cutting, induced polarization surveys and diamond drilling. The areas explored were the Transvaal, Glossie and Getty northwest targets.  Only intrusive rocks and structures surrounding the Transvaal Occurrence returned signifigant copper mineralization and accompanying alteration.  Here sub economic copper mineralization within hydrobrecciated Guichon and Bethlehem intrusive were encountered.  The Cinder hill area contains a large tertiary volcanic center and is deeply overburdened covered.   The Glossie Copper Occurrence was not tested during this program.  Only weakly anomalous copper and zinc mineralization encountered within silicified and metasomatized Nicola volcanics overlying weakly altered intrusives in the north Valley IP anomaly were encountered.  However the drilling here was very wide spaced and the Registrant will carefully review this work in relation to earlier exploration results to determine if additional untested targets exist in this area.  The iron sulphide mineralized tertiary volcanics were intersected but returned only very weakly anomalous copper.

 (a)

Getty North Property

Exploration

Prior to the acquisition of the Getty North Property by the Registrant from Robak and Masco, Robak held the Getty North Property for approximately two decades. During that period, in excess of $350,000 was spent on exploration work on the property consisting of silt and soil sampling, trenching and bulk sampling. Since the date of the Registrant’s acquisition of the Getty North Property to December 31, 2004, the Registrant has completed $7,170,594 of exploration work on the property, consisting of aerial photographic surveys and base map production, diamond drilling, geological mapping, assaying, induced polarization and magnetics geophysical surveys, soil geochemical surveys,  metallurgical testing, and resource calculation.

The following table is a brief summary of documented drilling:

Getty North
Summary of Drilling

Period	Company	Type	Holes	Metres
1956-1957	Northlodge Copper Beaverlodge Diamond Uranium-Farwest Tungsten Group	Diamond	27	2,995
1957-1959	Kennecott Copper	Diamond	2	345
1964-1965	North Pacific Mines	Diamond	8	2,349
		Percussion	17	806
1965-1966	Canex Aerial Exploration (Now known as Placer-Dome)	Diamond	16	2,015
1967	Isaac Schulman Syndicate	Diamond	4	846
1968-1969	Noranda Exploration	Diamond	7	957
1970	North Pacific Mines	Percussion	25	1,149
1971-1972	Getty Mining Pacific	Percussion	16	1,765
		Diamond	3	635
1972-1973	Quintana Minerals	Percussion	16	2,004
1993	Getty Copper Corp.	Diamond	5	557.9
1995	Getty Copper Corp.	Diamond	33	7,652.6
1996	Getty Copper Corp.	Diamond	41	10,691.5
1997	Getty Copper Corp.	Diamond	64	17,444.5
2004	Getty Copper Inc.	Diamond	16	4,711.6

Also in 2004 the Registrant completed $979,963 of exploration in the Getty North area.  A 980 metric tonne bulk sample of oxidized material was removed from the Getty North deposit and deposited near the Getty South deposit.  A 10 hole diamond drill program tested areas southeast of the Getty North deposit with only locally anomalous copper results being obtained. A combined line cutting, induced polarization, multielement geochemical soil and drilling program was carried out on the Getty North Extension target immediately northeast of the Getty North deposit.  The surveys produced weak copper, lead, gold, and molybdenum anomalies and weak to moderate IP anomalies that when drilled returned locally weakly anomalous copper in altered and sheared intrusive rocks.

In 1997, the Registrant undertook a $3 million program of drilling and sampling on the Getty North Property. As of December 31, 1997, the Registrant had completed 64 diamond drill holes totaling 17,444.5 metres (57,235.4 ft). These holes were systematically drilled on sections 30 metres apart to provide the density of data points required for an independent mineral deposit update. The Registrant has not defined or delineated any proven or probable reserves on the Getty North Property

Mr. A. Frye of KHA Resource Modelling Inc. independently performed a mineral deposit estimation using computerized 3D geological and block deposit models. Based on this December 1997 estimate, the Getty North deposit is estimated to contain a mineral deposit of 72.1 million drill indicated and inferred tonnes averaging 0.31% copper, including 10.03 million tonnes of oxidized material averaging 0.40% copper and 44.4 million tonnes of sulphide material averaging 0.37% copper.

In December 1997, the Registrant retained Bateman Engineering Inc. of Denver, Colorado (“Bateman”) to perform a pre-feasibility study for the oxidized part of the Getty North Deposit and the proposed Getty North Copper Plant. Bateman identified a potentially economic mineable mineral deposit of approximately 8.56 million tonnes comprising 7.2 million tonnes of oxide grading 0.47% copper and 1.36 million tonnes of sulphide grading 0.50% copper, at a strip ratio of 0.8 to 1 with a potential mine life of 7 years. Bateman recommended that the Registrant conduct a full feasibility for the Getty North Oxide Deposit. Bateman also recommended that the Registrant conduct (prior to or during the full feasibility study) further leach and assay comparison tests that might increase the mineable mineral deposit estimates.

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

The Registrant, also commissioned an Interim Scoping Study by Innovat Limited under the supervision of D.A. Mackie, P.Eng to investigate alternatives to the proposed Heap Leach SX/EW Cathode Copper plant suggested by Bateman Engineering Inc., for the Getty North Oxide Deposit in their Feasibility Outlook report of 1998.  The scoping study examined Continuous Vat Leach as an alternative to the SX/EW Heap Leach process and the production of Copper Sulphate Crystals and two different variations of Copper Powder Production Plants, in addition to Cathode Copper.  Based on this preliminary study and cursory market information the production of Copper Powder appears to generate the best economics.

Finally, the Registrant concluded a program of hydrological baseline studies and data collection in the area of the proposed Getty North Oxide Mine and Processing Plant that had been carried out on a continuing basis since 1998 by M. Miles and Associates Ltd.

Mineralization

The Getty North deposit is situated in the north central portion of the Guichon Batholith, an area the Registrant believes has a favourable structural trend of copper deposits. The Registrant believes the deposit is predominantly hosted by quartz diorite of the Guichon variety cut by dykes and breccia zones. Sericite, chlorite and carbonate associated with copper mineralization overprint the protolithic mineral assemblage.

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

The following drill-indicated and inferred mineral resource comprising the Getty North Deposit was calculated by KHA Resource Modelling Inc. on December 17, 1997. The calculations are based on a computer generated block model without any allowance for pit design or mining dilution.  The Registrant believes the deposit remains open to expansion at depth and possibly to the east where a large favourable anomaly has been identified and requires drill testing.  While these following resource calculations were made prior to the implementation of the Canadian National Instrument 43-101 requirements and guidelines they were made by credible and experienced independent consultants following standard practices of the time.

Summary of Getty North Mineral Resource Estimate

		Total Resource (Millions of tonnes)	Grade (% Cu)
Oxide Zone	Indicated (inferred) (see note 1and 2 below)	6.67 (3.27)	0.522 (0.149)
	(Totaling	9.94	0.40%)
Sulphide Zone	Indicated and (inferred) (see note 1 and 2 below)	27.56 (30.65)	0.41 (0.223)
	(Including Totaling	58.2	0.31%)
Total	Indicated and inferred	68.2	0.324

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

The Getty South Property is in the early stages of exploration, and based on the exploration to-date, the Registrant has not defined or delineated any proven or indicated reserves on the Getty South Property. In 1992, an independent consultant performed a mineral deposit estimate based on physical work completed on the Getty South Property prior to the Registrant’s acquisition of the property. In 1996, the Registrant undertook a thirteen diamond drill-hole program aggregating 3236 meters of drilling that provided assay results that were lower than anticipated, and the Registrant has determined that the drilling completed by previous operators is not reliable for determining grade.

There is no assurance that a commercially viable ore deposit (if any) exists on the Getty South Property until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage recoveries and other factors conclude economic feasibility.

As part of a systematic assessment of the grade and extent of near-surface oxide/sulphide-copper mineralization at the Getty South deposit, a program of surface trenching consisting of 13 trenches totaling approximately 1,572 metres in aggregate length was completed as of December 31, 1997. The assay results to-date indicate that  significant concentrations of copper, mostly as leachable, oxide copper, occur over an area measuring approximately 240 metres by 40 metres. Additionally, significant results were obtained approximately 200 metres to the south.

The Registrant has completed initial exploration work of its own on the Getty South Property, including aerial photographic surveys and base map production, drilling, trenching, assaying, geophysical, geochemical and geological work, at a cost of $821,693 to December 31, 2004.

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

Drilling

The Getty South deposit has been less thoroughly drill tested than the Getty North deposit, but has been explored by one underground level comprising a 49.1 metre shaft, approximately 1,775 metres of drifting and crosscutting and approximately 1,477 metres of underground diamond and percussion drilling. Although 15,550 metres of surface drilling were completed by previous operators, it is reportedly of poor quality and thus is not a reliable base for calculating the copper mineral resource. During 1996, the Registrant completed an initial 13 hole reconnaissance diamond drilling program totaling 3,236.2 metres that provided results lower than anticipated.  Previous engineering reports concluded that diamond drilling results have proven unreliable when compared with underground development sampling, and that diamond drilling to date has proven unsatisfactory for determining grade due to the nature of the mineralization of the breccia deposit.  Closely spaced large diameter diamond or reverse–circulation (RC) drilling has been recommended as a better method to determine the grade of near surface mineralization in the breccia deposit  Re opening the underground workings are being considered..

(c)

Getty Central Property

The Registrant has completed initial exploration work of its own on the Getty Central, including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2004 of $56,685 for the Getty Central Property.

Exploration

The Getty Central Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property.

 Drilling

HVC completed one drill hole near the Glossie mineral occurrence in which a thick sequence of Eocene volcanicn was intersected.  Pyritized sections returned only very weakly anomalous gold.

d)

Getty Southwest Property

Exploration

The Registrant has completed initial exploration work of its own on the Southwest Property including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2004 of $386,888.

The Getty Southwest Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property.

Drilling

HVC completed 6 diamond drill holes following up geological and IP targets.  No potentially economic mineralization was encountered.  Part of a large post mineral Eocene volcanic center was defined.

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

The Registrant has completed initial exploration work of its own on the Transvaal Property, including aerial photographic surveys and base map production, drilling, geochemical soil sampling, prospecting, geophysical surveys and geological mapping, at a cost to December 31, 2004 of $3,989.

Drilling

During 1996 and 1997, 11 diamond drill holes totaling 3,374 metres (11,046 ft) were drilled. Porphyry copper style mineralization was discovered in one of the holes and recommendations have been made for additional drilling in order to investigate the area further.  Three holes were completed by HVC in 2004 however only one was completed entirely on Registrant ground.. All three holes produced the most encouraging although still anomalous copper mineralization of the 2004 HVC and Registrant programs.  The Registrant has not planned any further exploration on the property for 2005.

(f)

Getty Northwest Property

The Getty Northwest Property is comprised of 142 mineral claims acquired by the Registrant by staking. These claims are subject to a 1.5% net smelter return royalty reserved in favour of Robak.

The Getty Northwest Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property. The Registrant has not planned any exploration on the property for 2005, and any plans to develop a new mine on the property would be based on a full-scale feasibility study, if any, to determine the commercial feasibility of a mining operation on the property.

Exploration History

The Registrant has completed initial exploration work of its own on the Getty Northwest Property, including aerial photographic surveys and base map production, drilling, geochemical soil sampling, prospecting, geophysical surveys and geological mapping, at a cost to December 31, 2004 of $1,736,889.  HVC in 2004 completed a large line cutting and IP program over the area.

Drilling

During 1996, one exploratory diamond drill hole 254.4 metres (834 ft) was drilled, but no significant results were obtained. HVC completed eight diamond drill holes following up the IP program.  Only locally weakly anomalous copper and zinc results were obtained usually in hornfelsed volcanic rocks overlying the intrusive rocks.

There is no assurance that a commercially viable ore deposit exists on the Getty Northwest Property until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The Registrant has not planned any further exploration on the property for 2005

ITEM  5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical Accounting Policies

Under Canadian generally accepted accounting principles, corporate/administrative expenses are written off yearly and exploration and property acquisition expenses deferred (or capitalized). Such acquisition and exploration costs are written off where the Registrant seeks to abandon a property due to exploration program results which appear to warrant abandonment or when it appears the deferred costs may not be recoverable. Acquisition costs and exploration expenditures are financed through a combination of cash and common share issuances.

Overview

The Registrant is currently an expenditure-based organization whose business strategy is to acquire, explore and conduct detailed engineering and economic analysis of mineral deposits which have large tonnage and multi-year operation potential. None of the Registrant’s currently held or to be acquired mineral deposits currently hosts a mineral resource that can be said to be economic at current metals prices.

The Registrant’s financial statements are prepared on the basis that it will continue as a going concern. Given that the Registrant has no source of significant revenue this assumption is always subject to the further assumption that there will continue to be investment interest in funding large tonnage metal deposits which are not known to be economic in the current environment. The Registrant can give no assurance that it will continue to be able to raise sufficient funds and should it be unable to continue to do so, may be unable to realize on the carrying value of its resource project and the net realizable value could be materially less than the Registrant’s liabilities with a potential for total loss to the Registrant shareholders.

The Registrant does not believe that it is significantly impacted by the effects of inflation and the Canadian dollar has fluctuated in a relatively narrow band to the United States dollar (US$1.00: Cdn$1.19 to $1.31) during these three years.  The Registrant has not been significantly affected by government economic, fiscal, monetary or political policies and the outlook for the Registrant’s assets primarily relate to the outlook for gold and copper. For information relating to the historical prices for copper and gold, see “Trend Information” below.

Operating Results – Fiscal 2004 Compared with Fiscal 2003

At December 31, 2004, the Registrant had working capital of $952,672 compared to working capital deficit approximately $1,569,880 at December 31, 2003.  The decrease of $617,208 in working capital can be attributed directly to expenditures paid during the year.  The Registrant has no source of income other than interest earned on funds held in a term deposit and rent received for a portion of the Logan Lake office.  Current liabilities at December 31, 2004 increased to $615,360 from $526,029 at December 31, 2003, the increase is largely due to accruing an interest and penalty of $179,763 for non-expenditures of flow through funds, and $101,000 accrued for legal expenses to Blakes Cassels, a law firm engaged to review the Registrant’s December 2002 property purchase agreement.  The Registrant has instructed the law firm of Stikeman, Elliott to tax the Blake’s Cassels account and to further review the appropriateness of Blake’s actions.

Net deferred exploration expenditures incurred during the year ended December 31, 2004 $979,093 compared to $94,955 spent during the year ended December 31, 2003.

During the year ended December 31, 2004 the Registrant sold a 1992 Ford truck for $1000 and purchased a computer for $1,005.   Compared to $1,900 at December 31, 2003 for a scanner and cabinets.

Shareholder equity increased to $3,691,727 during the year ended December 31, 2004 from $3,339,902 December 31, 2003 due to a private placement and the exercising of warrants.

The Registrant earned $28,144 in interest income for the year ending December 31, 2004 compared to $1,080 at December 31, 2003.

During the year ended December 31, 2004 the Registrant earned $2,243 rental income for a portion of office space located in Logan Lake, British Columbia, which is the same as the previous year ending December 31, 2003.

Operating Results – Fiscal 2003 Compared with Fiscal 2002

At December 31, 2003, the Registrant had working capital of $1,569,880 compared with working capital deficit approximately $91,736 December 31, 2002.  The positive change in working capital is due to a flow through private placement financing. A ‘flow-through” financing is a placement of shares (usually together with share purchase warrants) for cash where the cash is earmarked for exploration of a Canadian resource property. Under Canadian tax rules, the Registrant is able to “flow-through” the resource exploration expenses to the investors who in turn can deduct these expenses from their taxable Canadian income.  Except for the tax advantages, the flow through financing is essentially a conventional purchase of Registrant common shares and warrants. As a consequence of flowing the value of these expenses through to investors, the Registrant cannot add the expenses to its pool of tax deductible (as depletion) capital costs associated with the mineral property and hence will have smaller deductions should the property be eventually placed into commercial production.  Current liabilities at December 31, 2003 increased to $526,029 from $251,733 at December 31, 2002, this change is primarily due to the deferred payables of $193,629 becoming current.  Due to insufficient funds, legal, accounting and management fees continue to accrue in the current payables.

Net deferred exploration expenditures incurred during the year ended December 31, 2003 $94,955 compared to $15,871 spent during the year ended December 31, 2002.

During the year ended December 31, 2003, the Registrant purchased a scanner, and cabinets, increasing its capital expenditures $1900.  Compared to $2,245 spent on a new computer in the year ending December 31, 2002.

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

Liquidity and Capital Resources

As of December 31, 2004, 750,000 warrants were exercised at $0.22 per warrant, resulting in 750,000 shares issued.

On May 12, 2005, the Registrant completed a private placement of 1,335,000 units.  Each unit consisted of 1 share valued at $0.15 and a full warrant to purchase a further share of common stock for a period of 2 years at a price of $0.20 in the first year and $0.25 in the second year.  All securities issued pursuant to this private placement are subject to a four-month hold period until August 12, 2005.

During the year ending December 31, 2004, the Registrant issued 4,400,000 units for gross proceeds of $1,100,000.  Each unit, sold at a price of $0.25, is comprised of one common share of the Registrant and one common share purchase warrant, entitling the holder to purchase one additional common share of the Registrant for a period of two years at a price of $0.30 in the first year and $0.35 in the second year.  No finder’s fees or commissions were paid.  Proceeds from the private placement will be used to fund the Registrant’s exploration programs, to pay ongoing expenses and for general working capital.

At June 30, 2005 the Registrant’s cash position allows for the expenditures of $700,000 on mineral exploration planned in the calendar year 2005.  A recent private placement totaling $200,250 will provide general and administrative funds sufficient for the company’s current requirements.  Additional working capital required for the fall of 2005 will be raised by further private placements.

During the year ended December 31, 2003, 1,000,000 warrants at $0.20 were exercised as well as 750,000 warrants at $0.22 raising $365,000.  On December 31, 2003 the Registrant completed a flow through private placement of 3,100,000 flow-through units at a price of $0.65 per unit.  Each Flow-through Unit comprises of on flow-through common share and one-half of one share purchase warrant.  Each whole warrant (two half-warrants) is exercisable to purchase an additional flow-through share at a price of $0.75 until December 30, 2005.

During November 2002 170,000 flow-through warrants were exercised, two warrants entitled the holder to acquire one common share at $.20 per share.  Thus, 85,000 flow-through shares were issued in exchange for the warrants for a total of $17,000.

 During September 2002 the Registrant closed two private placements:

a)

3 million units at $0.10 per unit to five investors.  Each Unit comprised one common share and a one share purchase warrant which is exercisable to purchase an additional share at a price of $0.10 per unit to September 24, 2003 and at $0.11 up to September 24, 2004.  The securities were subject to a four month hold period which expired on January 26, 2003.  Proceeds from the placement were used for paying down debt, for working capital and for conducting exploration programs.

b)

2 million units at $0.05 per Unit to five investors.  Each Unit comprises one common share and a one share purchase warrant which is exercisable to purchase an additional share at a price of $0.10 for a one year period from the date of issuance.  The securities are subject to a one year hold period which will expire on September 27, 2003.  Proceeds from the placement were used for paying down debt, for working capital and for conducting exploration programs.

Possible Unavailability of Additional Financing.

On December 31, 2003, the Registrant completed a brokered private placement of 3,100,000 units at $0.65 per unit for total proceeds of up to $2,015,000.  Each unit consists of one common share and one half warrant.  Each whole warrant is exercisable for a period of 2 years into Registrant common stock at $0.75 per share.  The Registrant paid a commission of 5% on cash total proceeds raised as well as 5% agent warrants exercisable for two years at $0.65 per share.  As of June 30, 2005 these warrants remained outstanding.

Overview

Historically the Registrant’s sole source of funding was the sale of equity securities for cash primarily through private placements to sophisticated investors and institutions.  The Registrant also issued common share capital in each of these three years pursuant to private placement financings.  The Registrant has no assurance of continued access to significant equity funding.

Fiscal 2004 Compared with Fiscal 2003

As at March 31, 2005, the Registrant’s cash and short term investments was $836,671

The Registrant’s cash and short-term investments at December 31, 2004 were $1,529,401 compared to $2,083,922 at December 31, 2003.  The decrease is due to exploration spending during the year.   Aside from cash and short-term investments, the Registrant has no material unused sources of liquidity.

Fiscal 2003 Compared with Fiscal 2002

As at March 31, 2004, the Registrant’s cash and short term investments was $2,026,496.

The Registrant’s cash and short-term investments at December 31, 2003 were $2,083,922 compare to $124,518 at December 31, 2002. The increase is due to a $2,015,000 flow through private placement completed just before the 2003 year end.  Aside from cash and short-term investments, the Registrant has no material unused sources of liquidity.

Financial Instruments

The Registrant financed its activities from 1985 through 2004 primarily through the issuance of equity shares through private and public distributions. Certain of these financings were structured as “flow through” to provide a Canadian income tax incentive to make the securities more attractive. The Income Tax Act (Canada) provides certain incentives to encourage exploration on Canadian resource properties including the deductibility of a defined class of “Canadian Exploration Expenses” and “Canadian Development Expenses” which provide deductible pools of resource expenditures deductible against other sources of income.  The Registrant keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are currently excess to the Registrant’s needs are invested in government of Canada or like debt obligations and other short term near cash investments pending the need for the funds.

The Registrant does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds. As of the fiscal 2004 year end, the Registrant estimates that the cost of maintaining its corporate administrative activities at approximately $30,000 per month. Accordingly, the Registrant’s management estimate that a minimum of $720,000 will be needed to maintain its corporate status and assets over the ensuing two-year period and the Registrant has current working capital at March 2005 of $522,766 which is not adequate to ensure continued viability over this period of time.

Research Expenditures

The Registrant is a resource expenditure based corporation and accordingly does not have a program of intellectual property development or patenting or licensing issues.

Trend Information

In 2005 the Registrant’s planned exploration program will deplete funds generated from the December 2004 flow through share private placement.  Increased exploration activity will result in higher general and administrative expenses during 2003 and will increase the loss to be reported for that fiscal period.

As a mineral exploration company, the Registrant’s activities are somewhat cyclical as metals prices have traditionally been cyclical in nature. The basic trend through the last several years for metal prices was negative, however, the recent gold price trend has been more positive. Copper is a commodity metal used extensively in the housing and automotive industries and accordingly, demand for copper varies directly with general economic conditions. Although the Registrant’s management is not in a position to forecast economic trends, it is aware that as of April 2005 widely read business periodicals continue to predict a variety of economic conditions which indicate that a recovery in the price of copper or gold will in all likelihood be tied to the economy.

The price of copper has significantly improved in 2004 as a result of increasing consumption and decreasing stocks.  Recent widely read business journals predict that metal prices in 2004 should continue at current levels due to simple supply and demand dynamics.

 ITEM 5.E – OFF-BALANCE SHEET ARRANGEMENTS.

Not Applicable

ITEM 5.F – TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The Registrant is committed to make monthly payments of $3,000 to related parties for management fees and rent.

Total

less than a year

1-3 years

Rent

$ 6,000

─

$ 6,000

Management Fees

$30,000

─

$30,000

ITEM  6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name, Position and Place of Residence	Period a Director of the Issuer	Shares Beneficially Owned or Controlled(1)

John B. Lepinski Managing Director Coquitlam, British Columbia	June 30, 1992 to date	9,868,196 Shares 1,350,000 Warrants

Donald R. Willoughby FCA Chief Financial Officer, Director Vancouver, British Columbia	June 30, 1992 to date	270,000 Shares

Jean-Jacques Treyvaud President, Director Beloeil, Quebec	September 18, 1997 to date	50,000 Shares 30,000 warrants

John M. Parks, LLB, B.Comm G.C, Corporate Secretary, Director North Vancouver, British Columbia	November 26, 2004 to date	225,000 Shares 100,000 warrants

Charles Mitchell, LLB Director Edmonton, Alberta	November 30, 2004 to date	NIL

Edward Leung, CGA Director Vancouver, British Columbia	January 26, 2005 to date	NIL

David A. Shaw Ph.D Director Vancouver, British Columbia	May 6, 2005	NIL

Notes:

(1)

The information as to shares beneficially owned or controlled is furnished by the respective directors.

All directors have a term of office expiring at the next annual general meeting of the Registrant. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Principal Occupation of Current Management of Getty

JOHN B. LEPINSKI – Managing Director.  John B. Lepinski is owner manager of a liquor distribution business and has thirty years experience in mining related enterprises.  He is also a shareholder, director and officer of several private companies and has served as a director of other public companies during the past twenty years.  Mr. Lepinski has stepped aside as CEO in an effort to resolve certain matters in connection with the November 8, 2002 agreement whereby Getty purchased the Getty South claims.

DONALD R. WILLOUGHBY – Chief Financial Officer and Director. Mr. Willoughby is a Fellow Chartered Accountant, managing partner of a regional British Columbia Accounting firm. He is also a shareholder, director and officer of several private companies and has served as a director of other public companies during the past fourteen years.

JEAN-JACQUES TREYVAUD – Director. Mr. Treyvaud is a business consultant. He holds a doctorate in economics and many years experience in the banking field.

JOHN M PARKS  –  General Counsel, Corporate Secretary,  and director.  Mr. Parks is a business lawyer and has served as a director and officer of other public companies during the past twenty five years.

CHARLES MITCHELL – Director, Lawyer, Corporate Counsel for Alpine Mortgage Corp.

ED LEUNG ─ Director, CGA, Controller for Quality Management Ltd.

DAVID A. SHAW ─ Ph.D, Consulting Geologist.  Mr. Shaw is a structural geologist who has worked both in the technical and financial communities within the resource industry, including serving as Senior Mining Analyst, Corporate Finance, at Yorkton Securities Inc. in Vancouver, British Columbia.

B.

Compensation

During the Registrant’s financial year ended December 31, 2004 the aggregate remuneration paid or payable to the Registrant’s directors and senior officers or companies or professional firms with which the directors or officers are associated, for rent, accounting, legal services, interest and geological consulting fees by a director was $173,205.

Mr. John Lepinski, director of the Registrant, and Mr. Donald R. Willoughby,  Chief Financial Officer and a director of the Registrant, are each a “Named Executive Officer” of the Registrant for the purposes of the following disclosure.

The compensation paid any Named Executive Officers during the Registrant’s three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Jean Jacques Treyvaud., CEO, President since November 25, 2004	2004	Nil	Nil	Nil	Nil	Nil	Nil	$ 1,200
Vittorio Preto, CEO June 29 2004 to November 25, 2004	2004	Nil	Nil	Nil	Nil	Nil	Nil	$52,763
John Lepinski, Managing Director,	2004	Nil	Nil	Nil	Nil	Nil	Nil	$ 30,000
John Lepinski, CEO, President to June 29, 2004.	2003	Nil	Nil	Nil	Nil	Nil	Nil	$30,000
Donald Willoughby, CFO	2004	Nil	Nil	Nil	Nil	Nil	Nil	$22,751[1]
Donald Willoughby, CFO, Secretary	2003	Nil	Nil	Nil	Nil	Nil	Nil	$10,003[1]
John Parks, Secretary, Since October 2004	2004	Nil	Nil	Nil	Nil	Nil	Nil	$ 51,900[2]

1.  Fees paid to a professional accounting firm of which, Mr. Willoughby’s professional corporation is one of the accounting firm’s corporate partners.

2.  Legal Fees paid to a law firm of which Mr. Parks is the principle.

1,950,000 employee incentive share options were granted at an exercise price of $0.61 and 100,000 employee share options at $0.30 until November 28, 2008.  1,250,000 incentive share options were granted to Directors and Executive Officers.   The allocation of these options is disclosed below.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s responsibilities following a change in control.

There are no arrangements under which directors were compensated by the Registrant during the financial year ended December 31, 2004 for their services in their capacity as directors and consultants except as herein disclosed. An accounting firm in which a director of the Registrant is associated charged the Registrant $22,751 for accounting fees (2003 - $16,766), John Parks a related party who has been advising the Registrant legally on its issues related to the Getty South transaction and various contracts which were signed by the previous interim president and treasurer, but not approved by the Registrant’s board of directors charged the Registrant $51,900 for legal fees and Vittorio Preto, a former director of the Registrant, charged the Registrant $52,763 for geological consulting fees (2003 - $5,400).

 C.

Board Practices

All directors were re-elected at the June 27, 2005 annual general meeting and have a term of office expiring at the next annual general meeting of the Registrant is expected to be held in June 2006.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

At the June 27, 2005 annual general meeting, Messrs. Leung CGA, Mitchell LLB, and Shaw P.hd, all independent directors, were appointed to the Registrant’s audit committee.  Replacing Messrs. Treyvaud, Parks and re-appointing Mr. Leung.  The board also appointed Messrs. Parks LLB, Mitchell LLB and Shaw P.hd to the Nominating and Corporate Governance Committee.  All board committees are reviewed annually by the directors of the Registrant at the first meeting of the board held after the Registrant’s annual general meeting.

The primary function of the audit committee is to review the financial statements of the Registrant before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Registrant’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. The Registrant has no remuneration committee.

D.

Employees

At December 31, 2004, 2003 and 2002 the Registrant had one direct employee.

E.

Share Ownership

At a Special meeting held December 9, 2002, the shareholders, inter alia, approved an amendment to the 2001 Share Incentive Plan (“the Plan” by reserving up to 3,345,231 post-consolidation common shares for issuance under the Plan and to restate the Plan as the “2002 Share Incentive Plan”, on the terms described in the information circular mailed to shareholders in furtherance of the meeting, and subject to regulatory authority.  As of December 31, 2003 1,950,000  employee incentive share options were granted to officers, directors, consultants and employees at an exercise price of $0.61 until November 14, 2008.  As of December 31, 2004 no options were exercised.   As of December 31, 2004 an aggregate of 2,050,000 Shares have been reserved for issuance pursuant to the following director, executive officer and service provider stock options:

(a) Incentive Options

Option holder	Number of Shares	Exercise Price per Share(1)	Date of Grant (m/d/y)	Expiry Date (m/d/y)
John Lepinski	350,000	$0.61	11/14/2003	11/14/2008
Donald Willoughby FCA, CFP	200,000	$0.61	11/14/2003	11/14/2008
Robert Gardner, QC1	200,000	$0.61	11/14/2003	11/14/2008
Vittorio Preto[1]	200,000	$0.61	11/14/2003	11/14/2008
Patrick Raleigh	100,000	$0.61	11/14/2003	11/14/2008
Brian R.D. Smith[1]	100,000	$0.61	11/14/2003	11/14/2008
Jean-Jacques Treyvaud	100,000	$0.61	11/14/2003	11/14/2008
Gordon Blankstein[1]	200,000	$0.61	11/14/2003	11/14/2008
Robert Blankstein[1]	200,000	$0.61	11/14/2003	11/14/2008
Gordon Smith[1]	100,000	$0.61	11/14/2003	11/14/2008
William Cummer	50,000	$0.61	11/14/2003	11/14/2008
Bruno Barde[1]	50,000	$0.61	11/14/2003	11/14/2008
Marilyn Young	50,000	$0.61	11/14/2003	11/14/2008
Ken Berry[1]	50,000	$0.61	11/14/2003	11/14/2008
John Parks	100,000	$0.30	11/02/2004	11/14/2008

1.

As of February 24, 2005 1,100,000 stock incentive options were cancelled.

2.

No options were exercised during the financial year ended December 31, 2004.

3.

On April 15, 2005, 1,900,000 options were granted.

4.

On May 6, 2005 David Shaw was granted 200,000 stock incentive options.

5.

As of April 15, 2005 850,000 stock incentive options were re-priced and as required, regulatory and disinterested shareholder approval was obtained.

Securities Held By Insiders

As at May 12, 2005 the directors and officers of the Registrant and their affiliate companies held as a group, directly and indirectly, own or control an aggregate of 10,413,196 common shares (30.5%) and hold 3,050,000 options 1,320,000 warrants to acquire an additional 1,320,000 common shares.

Material Terms of the 2002 Plan

Eligible Optionees

Under the policies of TSX V, to be eligible for the issuance of a stock option under the 2002 Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to the Registrant at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant.  If the option is granted to a company, that company must provide TSX V with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of TSX V.

Material Terms of the Plan

The following is a summary of the material terms of the 2002 Plan:

(a)

all options granted under the 2002 Plan are non-assignable and non-transferable and for a period of up to 10 years;

(b)

for stock options granted to employees or service providers (inclusive of management company employees), the Registrant is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Registrant.;

(c)

if an Optionee ceases to be employed by the Registrant or to provide services to the Registrant (other than as a result of termination with cause) or ceases to act as a director or officer of the Registrant or a subsidiary of the Registrant, any option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

(d)

the minimum exercise price of an option granted under the 2002 Plan must not be less than the closing price for the Registrant’s common shares as traded on the TSX V on the last trading day before the date that the option is granted less allowable discounts as permitted by TSX V of up to 25%; and

(e)

no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Registrant in a one year period.

1.

Vesting of options is at the discretion of the board of directors and will be subject to a) and b).

2.

Options granted to Consultants retained by the Registrant pursuant to a short term contract or for a specific projects with a finite term, will be subject to such vesting provisions determined by the board of directors of the Registrant at the time of the Option Commitment is made, subject to Regulatory Approval.

The Registrant will obtain "disinterested" shareholders' approval (described below) if:

(a)

the number of options granted to Insiders of the Registrant exceeds 10% of the Registrant’s outstanding listed shares; or

(b)

the aggregate number of options granted to Insiders of the Registrant within a one year period exceeds 10% of the Registrant’s outstanding listed shares; or

(c)

the number of options granted to any one Insider and such Insider’s associates within a one year period exceeds 5% of the Registrant’s outstanding listed shares; or

(d)

the Registrant is decreasing the exercise price of options previously granted to Insiders.

Disinterested Shareholder Approval

If options are granted by the Registrant under the 2002 Plan, which trigger the requirement for disinterested shareholder approval (“DSA Options”), the DSA Options was presented to shareholders of the Registrant for approval at the Registrant’s annual general meeting to be held in 2003.  No DSA Options can be exercised by the Optionee until disinterested shareholder approval has been obtained.

“Disinterested shareholder approval” means the approval by a majority of the votes cast by all shareholders of the Registrant at the shareholders’ meeting excluding votes attached to listed shares beneficially owned by "Insiders" of the Registrant (generally officers and directors) to whom the DSA Options have been granted under the 2002 Plan and Associates of those Insiders.

ITEM  7

MAJOR  SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Registrant’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and the Registrant does not have knowledge or access to information about of the beneficial owners thereof.  To the best of its knowledge, the Registrant is not directly or indirectly owned or controlled by a corporation or foreign government.  As of December 31, 2004, the Registrant had unlimited authorized common shares without par value of which 32,743,657 (May 12, 2005 34,078,657)

“Beneficial owner - The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership.  These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities.  A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement.  Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.”

The Registrant’s major shareholders do not have different voting rights from other holders of the Registrant’s common shares.

As of May 12, 2005, directors and officers of the Registrant, owned or controlled an aggregate of 10,413,198 shares (30.5%) of the Registrant.

Under the British Columbia Securities Act, insiders (generally officers, directors, holders of 10% or more of the Registrant’s shares) are required to file insider reports of changes in their ownership in the first 10 days of the month following a trade in the Registrant’s securities.  Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, Suite 200 - 865 Hornby Street, Vancouver, British Columbia V6Z 2H4 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca).

As of May 12, 2005 there were 218 registered shareholders of record holding a total of 34,078,657 common shares of the Registrant.  To the best of the Registrant’s knowledge there were 65 registered shareholders of record with registered addresses in Canada, 59 shareholders of record with registered addresses in the United States and 94 shareholders of record with registered addresses in other countries holding approximately 33,233,288 (97.5%) 287,625 (0.84%) and 557,744 (1.64%) of the outstanding common shares, respectively.  Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect the Registrant or its predecessors during the year ended December 31, 2004, except on December 9, 2002, the Registrant held a Special Meeting whereby the shareholders approved an ordinary resolution of disinterested shareholders authorizing the directors to conclude a proposed agreement between the Registrant and Robak Industries Ltd. to acquire the Getty South property (as to 50%) and 100 % of the Southwest and Central mineral claims (each subject to a 1.5% NSR) for a total of 12.0 million (pre-reversed-split) fully paid common shares.   The transaction received TSX V approval on March 7, 2003 and details of the transaction can be reviewed in the management proxy circular prepared for the December 9, 2002 meeting which is publicly accessible at www.sedar.com.

In 2004, the Board of Directors considered acquiring the remaining 50% of Getty South from Robak.  The board commissioned a valuation of the Robak interest from the same party who carried out the 2002 valuation.  The valuator presented information about his 2002 report that caused the board to re-examine the 2002 transaction.  A committee of the whole of the directors, with the exception of John Lepinski, as an independent review committee, has initiated a thorough review of the historical geological data of the Getty South Property.  To date the board has received nothing that would suggest that the Getty South acquisition should be rescinded.  The board expects the report of the independent review committee will be received in the summer of 2005.

C.

Interests of Experts and Counsel

Not applicable.

ITEM  8

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

See “Item 17 Financial Statements” and Items 3 and 5.

Legal Proceedings

The Registrant filed an action on July 23, 1998 against Bruce J. Perry, a former employee of the Registrant, seeking damages for defamation, breach of contract, breach of fiduciary duties, conspiracy, conversion and misuse of property seeking unspecified damages.  On December 30, 1998, Mr. Perry filed counterclaims seeking damages in respect of a debt and builder’s lien and unspecified damages for wrongful termination and conversion of property.  This law suit has been abandoned.

On October 15, 2004, a shareholder, Robert Blankstein initiated a lawsuit in the BC Supreme Court naming the Registrant and a number of directors. On November 12, 2004, the day following the commencement of Examination for Discovery of Robert Blankstein, the lawsuit was discontinued by Blankstein.

On January 10, 2005, former director Robert Gardner and on May 27, 2005, former director Vittorio Preto, filed  Third Party actions against the Registrant claiming indemnification from any costs and/or damages arising from a lawsuit brought November 24, 2004 against Gardner and Preto . The Registrant filed a Defence to the claim insisting that Gardner and Preto are not entitled to indemnification, asserting that Gardner and Preto did not act honestly and in good faith with a view to the best interests of the Registrant and otherwise did not discharge the fiduciary and other duties they owed to the Registrant as directors.

On January 24, 2005 Vanguard Shareholder Solutions Inc. initiated a lawsuit against the Registrant claiming $23,041.27 for Investor Services allegedly performed between June 22 and September 30, 2004. After the Registrant advised counsel for Vanguard that the alleged services were never authorized by the Registrant nor by the TSX V, Vanguard discontinued the lawsuit on March 1, 2005.

On January 26, 2005, the Registrant caused its counsel, Stikeman Elliott, to initiate an action in the BC Supreme Court taxing the account of Blake Cassels & Graydon. The hearing for the taxation has been scheduled for the fall of 2005.

Dividend Policy

The Registrant has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future.  All funds of the Registrant are being retained for exploration of its Projects.

A.

Significant Changes

There have been no significant changes to the accompanying financial statements since December 31, 2004, except as disclosed herein.

ITEM  9

THE OFFER AND LISTING

A.

Offer and Listing Details

Trading Markets

TSX Venture Exchange: GTC – Trading in Canadian Dollars (formally GTY prior to share consolidation 2 for 1 March 7, 2003)
	High	Low		High	Low
	($)	($)		($)	($)
Annual			By Quarter
2004	0.80	0.16	Calendar 2003
2003	0.75	0.18	First Quarter	0.32	0.20
2002	0.40	0.08	Second Quarter	0.43	0.18
2001	0.23	0.03	Third Quarter	0.52	0.21
2000	0.19	0.07	Fourth Quarter	0.75	0.30

Monthly			Calendar 2004
			First Quarter	0.80	0.60
January, 2005	0.185	0.11	Second Quarter	0.75	0.50
February, 2005	0.130	0.10	Third Quarter	0.70	0.23
March, 2005	0.130	0.11	Fourth Quarter	0.42	0.16
April, 2005	0.12	0.10
May, 2005	0.135	0.10	Calendar 2005
			First Quarter	0.185	0.10

B.

Plan of Distribution

Not applicable.

C.

Markets

The shares of the Registrant have traded in Canada on the TSX V, formally Canadian Venture Exchange (“CDNX” successor Exchange to the Vancouver Stock Exchange) commencing June 9, 1993, (symbol-GTY) and since December 6, 1996 on the Toronto Stock Exchange (“TSE”).  On August 1, 2000 the Registrant’s common shares were suspended from trading on the TSE due to the Registrant’s level of business activity and the amount of its exploration expenditures.  The Registrant has delisted from the Toronto Stock Exchange and currently only trades on the TSX V.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM  10

ADDITIONAL INFORMATION

A.

Share Capital

The Registrant’s share capital consists of one class only, namely common shares without par value, of which an unlimited number of shares are authorized and 34,078,657  common shares without par value are issued and outstanding as of  May 31st , 2005.  The accompanying audited financial statements provide details of all share issuance effected by the Registrant in the issue price per share for the four previous fiscal years.  There are no shares of the Registrant which are held by or on behalf of the Registrant.  There was a share consolidation on March 7, 2003, on a two old for one new basis.  There were no other changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years.  All common shares of the Registrant rank pari passu for the payment of any dividends and distributions in the event of a windup.

B.

Memorandum and Articles of Association

The Registrant’s Articles of Incorporation are registered with Industry Canada under Certificate No. 197635-1 under the Canada Business Corporations Act (“CBCA”).

Objects and Purposes

The Registrant’s Restated Articles of Incorporation do not specify objects or purposes.

Directors Powers and Limitations

The Registrant’s By-laws specify that there will be a minimum of three and a maximum of seven directors.  Under the Registrant’s By-laws the directors are entitled between successive annual general meetings to appoint one or more additional directors but not more than one-third of the number of directors actually elected at the preceding annual meeting.  Directors automatically retire at the commencement of each annual meeting subject to being re-elected.

Although the Registrant’s directors and officers have various fiduciary obligations to the Registrant, situations may arise where the interests of the directors and officers could conflict with those of the Registrant.  The potential conflicts of interest arise as a result of common ownership and certain common directors, officers, and personnel of the Registrant and their associates and affiliates.  These conflicts are normally resolved in accordance with the CBCA (in the case of the Registrant) which requires disclosures of conflicts at meetings of the directors held for the purposes, inter alia, of acquiring assets or dealing in assets in which directors have an interest.  These directors are then prevented from voting on any resolution passed by the Board with respect to any such acquisition or dealing.

The CBCA, however, provides that directors who have an interest in the transaction or matter can vote on any resolution if the contract they are approving is an arrangement by way of security for money lent or obligations undertaken by the director for the benefit of the Registrant, relating to the remuneration of the director, relating to indemnities or insurance for directors or a contract with an affiliate.

The directors and officers of the Registrant are both by statute and at common law, required to act fairly and in the best interest of the Registrant and are not permitted to breach this fiduciary duty for their own benefit.

While the Registrant does not anticipate making any loans to directors, officers or affiliates, if such a need should arise, no future loans will be made to such persons absent a bona fide, and independent business purpose.

Shareholders’ Meetings

Under the CBCA, the Registrant’s directors must call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting and may at any time call a special meeting of shareholders.

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

Common Shares

The holders of Common Shares are entitled to one vote for each share on all matters submitted to a vote of shareholders.  There is no cumulative voting with respect to the election of directors.  Accordingly, holders of a majority of the shares entitled to vote in any election of directors may elect all of the directors standing for election.  Subject to preferences that may be applicable to any then outstanding Preferred Shares, the holders of Common Shares are entitled to receive such dividends, if any, as may be declared by the Board of Directors from time to time out of legally available funds.  Upon liquidation, dissolution or winding up of the Registrant, the holders of Common Shares are entitled to share rateably in all assets of the Registrant that are legally available for distribution, after payment of all debts and other liabilities.  The holders of Common Shares have no redemption or conversion rights.  The rights, preferences and privileges of holders of Common Shares are subject to the rights of the holders of shares of any series of Preferred Shares that the Registrant may issue in the future.

Redemption

The Registrant has no redeemable securities authorized or issued.

Pre-emptive Rights

There are no pre-emptive rights applicable to the Registrant which provide a right to any person to participate in offerings of the Registrant’s securities

Liquidation

All common shares of the Registrant participate rateably in any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under the Registrant’s Articles or in the CBCA on the right of persons who are not citizens of Canada to hold or vote common shares.  (See also “Exchange Controls” – below.)

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares.  No dividend may be paid if the Registrant is, or would thereby become, insolvent.

Voting Rights

Each Registrant share is entitled to one vote on matters to which common shares ordinarily vote including the election of directors, appointment of auditors and approval of corporate changes and other matters requiring shareholder approval.

Change in Control

The Registrant has not implemented any shareholders’ rights or other “poison pill” protection against possible take-overs.  The Registrant does not have any agreements which are triggered by a take-over or other change of control.  There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.

Share Ownership Reporting

The articles of the Registrant do not require disclosure of share ownership.  Share ownership of director nominees must be reported annually in proxy materials sent to the Registrant’s shareholders.  There are no requirements under British Columbia corporate law to report ownership of shares of the Registrant but the British Columbia Securities Act requires disclosure of trading by insiders including holders of 10% of voting shares within 10 days of the trade.  Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

C.

Material Contracts

(a)

The Registrant’s material contracts are as follows:

1.

 NSR Agreement

2.

November 2002 agreement with Robak whereby the company acquired its interest in the New Getty Properties as described in Item 4 and Item 7; and

2.

HVC Memorandum of Understanding;  - Cancelled December 2004.

3.

December 2003, Flow Through private placement $2,015,000.

4.

Agreement with Genco for the acquisition of the Transvaal mineral claims

5.

December 2004 Private Placement $1,100,000.

6.

May 2005 Private Placement $200,250.

D.

Exchange Controls

The Registrant is a Canadian Company.  There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements.  Any such remittances to United States residents are generally subject to withholding tax.  See “Taxation”, below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Registrant on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”).  The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Common Shares.  It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.  The Registrant does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and the Registrant’s relatively small capitalization.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling.  An investment in the Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Registrant was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Registrant.  An investment in the Common Shares by a WTO Investor, or by a non-Canadian when the Registrant was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2001 exceeds Cdn$192 million.  A non-Canadian would acquire control of the Registrant for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares.  The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of the Registrant unless it could be established that, on the acquisition, the Registrant was not controlled in fact by the acquirer through the ownership of the Common Shares.

The foregoing assumes the Registrant will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including

a)

an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

b)

an acquisition of control of the Registrant in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

c)

an acquisition of control of the Registrant by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Registrant, through the ownership of the Common Shares, remained unchanged.

E.

Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Registrant for a shareholder of the Registrant who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Registrant as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”).  This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Registrant is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect.  This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder’s interest.  Investors are advised to obtain independent advice from a shareholder’s own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada.  The Registrant is responsible for withholding of tax at the source.  The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Registrant had increased by reason of the payment of such dividend.  The Registrant will furnish additional tax information to shareholders in the event of such a dividend.  Interest paid or deemed to be paid on the Registrant’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

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

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of the Registrant is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  50% of the capital gains net of losses are included in income for Canadian income tax purposes.  The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property."  Shares of common stock of the Registrant will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Registrant belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

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

United States Tax Consequences

United States Federal Income Tax Consequences

The following is, in the opinion of the Registrant after consultation with its professional advisors, a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Registrant.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (see “Taxation – Canadian Federal Income Tax Consequences” above).  Accordingly, holders and prospective holders of common shares of the Registrant are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of the Registrant, based upon their individual circumstances.

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

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Registrant who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for United States federal income tax purposes (under Treasury Regulation Section 301.7701-3), an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of the Registrant.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.  In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Getty

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Registrant are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the common shares of the Registrant generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Registrant may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Registrant) deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below).  The Registrant does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on the Registrant’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax.  However, dividends and the proceeds from a sale of the Registrant’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Registrant may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income.  Dividends distributed by the Registrant will generally constitute “passive income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Registrant should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Getty

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of the Registrant equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Registrant.  Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts.  In general, gain or loss on the sale of common shares of the Registrant will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Registrant’s outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Registrant’s gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), the Registrant may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Registrant does not actually distribute such income.  The Registrant does not believe that it currently qualifies as a foreign personal holding company.  However, there can be no assurance that the Registrant will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Registrant’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by  Code Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.  The Registrant does not believe that it currently qualifies as a foreign investment company.  However, there can be no assurance that the Registrant will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The Registrant appears to have been a PFIC for the fiscal year ended December 31, 2004, and at least certain prior fiscal years.  In addition, the Registrant expects to qualify as a PFIC for the fiscal years ending December 31, 2005 and may also qualify as a PFIC in future fiscal years.  Each U.S. Holder of the Registrant is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder.  The following is a discussion of such alternative tax regimes applied to such U.S. Holders of the Registrant.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat the Registrant as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which the Registrant qualifies as a PFIC on his pro rata share of Getty’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) the Registrant’s taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Registrant is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year.  If, however, the Registrant qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Registrant is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Registrant’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Registrant’s first tax year in which the Registrant qualified as a QEF with respect to such U.S. Holder.  For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.”  A U.S. Holder who holds common shares at any time during a year of the Registrant in which the Registrant is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder.” An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Company common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, the Registrant must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information.  The Registrant intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to the Registrant.  The Registrant urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to the Registrant, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Registrant ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Registrant does not qualify as a PFIC. Therefore, if the Registrant again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Registrant qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Registrant.  Therefore, if such U.S. Holder reacquires an interest in the Registrant, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Registrant qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by the Registrant.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distributions on his Registrant common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of the Registrant (i) which began after December 31, 1986, and (ii) for which the Registrant was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If the Registrant is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Registrant common shares, then the Registrant will continue to be treated as a PFIC with respect to such Registrant common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Registrant common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Registrant common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of the Registrant as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Registrant included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of the Registrant will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Getty common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisors regarding the manner of making such an election. No view is expressed regarding whether common shares of the Registrant are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Registrant common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Registrant is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of the Registrant, certain adverse rules may apply in the event that both the Registrant and any foreign corporation in which the Registrant directly or indirectly holds shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto.  The Registrant intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of the Registrant that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by the Registrant (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by the Registrant (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from the Registrant and does not dispose of its common shares.  The Registrant strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Registrant common shares while the Registrant is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Registrant is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Internal Revenue Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Registrant (“United States Shareholder”), the Registrant could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Registrant which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Registrant attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.  The Registrant does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Registrant will not be considered a CFC for the current or any future taxable year.

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

H.

Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of the Registrant, 1000 Austin Avenue, Coquitlam, British Columbia V3K 3P1 on request of. Copies of the Registrant’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing at SEDAR.com.

I.

Subsidiary Information

Not applicable.

ITEM  11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)

Transaction Risk and currency Risk Management

The Registrant’s operations do not employ financial instruments or derivatives which are market sensitive and the Registrant does not have financial market risks.

(b)

Exchange Rate Sensitivity

The Registrant’s operations are in Canada and hence it is not significantly affected by exchange rate risk. Its liabilities are all denominated in Canadian dollars.

(c)

Interest Rate Risk and Equity Price Risk

The Registrant is equity financed. The only debt subject to interest rate change risks is the Mortgage on the office building and warehouse. The mortgage is with the vendor ($97,024 @ 7.5%).

(d)

Commodity Price Risk

While the value of the Registrant’s resource properties can always be said to relate to the price of gold and copper and the outlook for same, the Registrant does not have any operating mines nor economic ore and hence does not have any hedging or other commodity based risks respecting its operations.

ITEM  12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.

Debt Securities

Not applicable.

B.

Warrants and Rights

Not applicable. (Registrant warrants are non-transferable and no market exists for them.  The Registrant has issued no rights.)

C.

Other Securities

Not applicable.

D.

American Depositary Shares

Not applicable.

PART II

ITEM  13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Registrant carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2004, being the date of the Registrant’s most recently completed fiscal year.  This evaluation was carried out under the supervision and with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective in timely alerting management to material information relating to the Registrant required to be included in its periodic SEC filings.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Registrant’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Registrant’s most recently completed fiscal year ended December 31, 2003, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Registrant’s internal control over financial reporting.

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

[RESERVED]

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT.

At the Registrant’s Annual General Meeting held June 27, 2005, the following directors were appointed to the audit committee, Ed Leung CGA, Charles Mitchell LLB, and David Shaw P.hd.  David Shaw is a consulting geologist, Edward Leung is a Certified General Accountant and Charles Mitchell is a Corporate Lawyer.  In the event of any contentious matters, the company would  seek independent advice from a qualified financial expert.

The Registrant’s board of directors includes Mr. Donald Willoughby FCA, a chartered accountant in public practice. Mr. Willoughby reviews all quarterly reports and the annual financial statements before submitting them to the audit committee for approval.

ITEM 16B – CODE OF ETHICS

The Registrant has adopted a Charter outlining it’s a code of ethics.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The audit fees for the 2004 were $11,000 (2003 - $ 13,000)

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

PART III

ITEM 17

FINANCIAL STATEMENTS THE FOLLOWING ATTACHED FINANCIAL STATEMENTS ARE INCORPORATED HEREIN:

(1)

Auditors’ Reports on the balance sheets as at December 31, 2004, and 2003, and the statements of operations and deficit, mineral property interests and changes in cash flows for each of the three years ended December 31, 2004, 2003 and 2002;

(2)

Balance sheets as at December 31, 2004, and 2003;

(3)

Statements of operations and deficit for each of the three years ended December 31, 2004, 2003 and 2002;

(4)

Statements of changes in cash flows for the periods referred to in (3) above;

(5)

Statements of mineral property interests for the periods referred to in (3) above;

(6)

Notes to the financial statements;

GETTY COPPER INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2004 and 2003

(stated in Canadian dollars)

Contact:   1000 Austin Avenue

Coquitlam, British Columbia

Canada   V3K 3P1

Tel:  604-931-3231

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

AUDITORS' REPORT

To the Shareholders of Getty Copper Inc.

We have audited the consolidated balance sheet of Getty Copper Inc. as at December 31, 2004 and the consolidated statements of operations and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and cash flows for the year then ended in conformity with Canadian generally accepted accounting principles.

The financial statements as at and for the years ended December 31, 2003 and 2002 were audited by other auditors who expressed opinions without reservation on those financial statements in their reports to the shareholders dated February 12, 2004 and February 27, 2003, respectively.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 27, 2005

GETTY COPPER INC.

BALANCE SHEETS

(stated in Canadian dollars)

	As at December 31, .
ASSETS	2004	2003
Current
Cash and short-term investments	$1,529,401	$2,083,922
Goods and services tax recoverable	25,933	6,289
Prepaid expenses	12,698	5,698

	1,568,032	2,095,909

Mineral rights (note 3)	2,660,434	1,680,471

Property, building and equipment (note 4)	173,669	186,575

	$4,402,135	$3,962,955
LIABILITIES
Current
Accounts payable	$613,384	$457,572
Loan payable	--	66,621
Current portion of mortgage payable	1,976	1,836

	615,360	526,029

Mortgage payable (note 5)	95,048	97,024

	710,408	623,053
SHAREHOLDERS’ EQUITY

Share capital (note 7)	16,587,659	15,662,319

Contributed surplus (note 7)	855,035	781,966

Deficit	(13,750,967)	(13,104,383)
Commitments and Contingencies (Note 8)
Subsequent Events (Note 11)	3,691,727	3,339,902

	$4,402,135	$3,962,955

Approved by the Directors

“Donald R. Willoughby”______________,  Director, CFO

“John Parks”_______________________,  Corporate Secretary

See accompanying notes to the financial statements.

GETTY COPPER INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(stated in Canadian dollars)

	Years Ended December 31,

	2004	2003	2002
Revenue
Rent	$2,243	$2,242	$667
Expenses
Amortization	4,496	4,941	6,074
Bank charges & interest	206,594	17,937	21,134
Filing fees	25,299	21,674	15,213
Insurance	1,675	1,577	2,496
Management fees	30,000	30,000	30,000
Marketing & promotion	14,906	10,500	12,857
Office & miscellaneous	15,790	13,622	21,241
Professional fees	388,187	87,174	46,588
Property taxes	4,151	4,251	4,376
Rent	29,344	36,424	13,574
Stock option compensation	73,069	14,000	--
Telephone	8,528	7,805	8,816
Transfer fees	9,783	10,870	10,396
Travel	9,952	3,678	3,037
Wages & benefits	28,677	47,145	40,039

Interest	(28,144)	(1,080)	(309)
Development fees (Note 8)	157,680)	-)	-)
Future income tax recovery (Note 2 (g))	(331,160)	(1,111)	(24,204)
Provision for impairment of exploration costs related to mineral rights		(96,066)	40,275
	648,427	405,473	251,603

Net loss for the year	(646,584)	(403,231)	(250,936)

Deficit, beginning of year	(13,104,383)	(12,701,152)	(12,450,216)

Deficit, end of year	$(13,750,967)	$ (13,104,383)	$ (12,701,152)

Loss per share	$(0.02)	$ (0.02)	$ (0.02)
Weighted-average number of common shares outstanding	28,042,796	23,284,342	14,939,390

See accompanying notes to the financial statements.

GETTY COPPER INC.

STATEMENTS OF CASH FLOWS

(stated in Canadian dollars)

	Years Ended December 31,
	2004	2003	2002
Cash flows used in operating activities
Net loss for the year	$(646,584)	$ (403,231)	$(250,936)
Add: Items not involving cash
Amortization – administration	4,496	4,941	6,074
Provision for impairment of
exploration costs related
to mineral rights	--	94,955	16,071
Future income tax recovery	(331,160)	--	--
Stock option compensation expense	73,069	14,000	--

	(900,179)	(289,335)	(228,791)
Net change in non-cash working
capital balances
Decrease (increase) in goods and services
tax recoverable	(19,644)	21,589	(21,517)
Decrease (increase) in prepaid expenses	(7,000)	1,903	(6,105)
Increase in accounts payable	155,812	80,536	19,884

	(771,011)	(185,307)	(236,529)
Cash flows from financing activities
Loan from Freeway Rights Inc.	(66,621)	--	(47,600)
Mortgage principal repayments	(1,836)	(1,705)	(273)
Subscriptions received, net of issue costs
Private Placements	1,093,500	1,877,525	414,584
Warrants Exercised	163,000	365,000	--

	1,188,043	2,240,820	366,711
Cash flows used in investing activities
Acquisition of equipment	(5)	(1,900)	(2,245)
Exploration costs	(971,548)	(85,246)	(4,855)
Mineral rights	--	(8,963)	--

	(971,553)	(96,109)	(7,100)

Increase (decrease) in cash during the year	(554,521)	1,959,404	123,082

Cash and short-term investments,
Beginning of the year	2,083,922	124,518	1,436

Cash and short-term investments,
End of the year	$ 1,529,401	$ 2,083,922	$ 124,518

Supplemental disclosure:

	2004	2003	2002
Cash used in operating activities includes:
Interest paid	$ 150,474	$ 8,586	8,871
Interest received	$ 28,144	$ 1,080	309

See accompanying notes to the financial statements.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

(stated in Canadian dollars)

1.

General information and continuing operations

The Company has not yet determined whether its mineral rights contain ore reserves that are economically recoverable.  In addition, the Company is dependent upon external sources of financing in order to fund the exploration of its mineral rights.  The recoverability of amounts shown for mineral rights and the ability of the Company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the mineral rights and future profitable production or proceeds from the disposition thereof.

As of December 31, 2004, approximately $930,000 has been incurred on qualifying expenditures in respect to the proceeds of a December 2003 flow-through share issuance of $2,015,000.  The Company will incur estimated penalties of $180,000 associated with this deficiency, an amount which has been fully accrued in these financial statements.

Effective March 7, 2003 the Company changed its name from Getty Copper Corp. to Getty Copper Inc.

2.

Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern. The differences between those principles and those that would be applied under U.S. generally accepted accounting principles (U.S. GAAP) are disclosed in note 10. The financial statements do not give effect to adjustments that would be necessary should the Company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a)

Mineral rights

Costs of acquisition and exploration expenditures are allocated to specific groups of mineral rights as work is performed on or for the benefit of those rights and are capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold, or abandoned.  If there is an indication of impairment the mineral rights are written-down to the estimated net recoverable amount.  The Company does not accrue the estimated future cost of maintaining, in good standing, its mineral rights.

Capitalized costs are amortized over the useful life of the rights upon commencement of commercial production, or written-off if the rights are sold or abandoned.

b)

Administrative costs

Administrative costs are expensed as incurred.

c)

Property, building and equipment

Property, building and equipment are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment

30%

Building

4%

Computer equipment

45%

Computer software

100%

Office equipment

20%

Portable buildings

30%

d)

Stock option plan

The Company records compensation expense when stock or stock options are issued to employees in accordance with any vesting terms.

e)

Future income taxes

The Company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses.  Future income tax assets are recorded in the financial statements if their realization is considered to be more likely than not.

f)

Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs as those costs are incurred.

g)

Flow-through financing

Under the Canadian Income Tax Act a company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital.  Previously unrecognized tax assets may then offset or eliminate the liability recorded.

h)  Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Specific areas involving management estimates include the variables used to derive stock-based compensation, the valuation of mineral rights and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

i)

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outsanding during each fiscal year.  Diluted loss per share has not been calculated as it is anti-dilutive when the numerator used in the calculation is a net loss.  For purposes of the calculation of the weighted-average number of common shares outstanding, share consolidations are considered to have occurred on the first day of the earliest fiscal year presented.

j)

Financial instruments

The Company's financial instruments consist of cash and short-term investments, accounts payable, and mortgage payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

3.

Mineral rights

The Getty mineral rights are contiguous and are located within the Highland Valley, British Columbia mining district covering an area of approximately 200 square kilometres.

	Dec. 31, 2004	Dec. 31, 2003

Getty Northwest mineral rights, acquisition costs	$33,210	$33,210
Exploration and development costs	6,759	--
	39,969	33,210

Getty Central mineral rights, acquisition costs	111,846	111,846
Exploration and development costs	50	--
	111,896	111,846

Getty North mineral rights, acquisition costs	352,398	352,398
Exploration and development costs	968,680	--
	1,321,078	352,398

Getty South mineral rights, 50% interest, acquisition costs	1,069,134	1,069,134
Exploration and development costs	3,651	--
	1,072,785	1,069,134

Getty Southwest mineral rights, acquisition costs	113,883	113,883
Exploration and development costs	823	--
	114,706	113,883

	$2,660,434	$1,680,471

Historical and current exploration costs are comprised of:

	Dec. 31, 2004	Dec. 31, 2003

Assay	$540,235	$475,832
Drilling	4,594,299	4,207,932
Environmental	254,454	254,454
Feasibility study	166,709	166,709
Geology	2,766,245	2,426,207
Metallurgy	317,610	228,085
Other	1,855,254	1,755,624
Provision for impairment of deferred costs	(9,514,843)	(9,514,843)

	$979,963	$---

Property, building and equipment amortization included in exploration costs during the period amounted to $8,415 (2003 - $9,709).

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak under certain terms which were not met.  On November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral rights from Robak in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000, the Company agreeing to pay 100% of the costs to place the Getty South mineral rights into production, and a 1-1/2% net smelter royalty in favour of Robak.  This acquisition agreement is now the subject of a disclosure statement by the Company.

In December 2004 Highland Valley Copper terminated its participation in a joint venture signed December 19, 2003.

The Company is pursuing approaches to further develop its mineral rights.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral rights, the Company believes that it may be able to economically develop the mineral rights.  However, Canadian generally accepted accounting principles require that exploration costs related to mineral rights be written-down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, at December 31, 2003 the Company had recorded provisions for impairment of exploration costs in the amount of $9,500,933 and of rights acquisition costs of $13,910.  With the flow though financing obtained in December 2003, funds are available to proceed with the exploration work on the Getty North rights.  Such costs will be deferred from January 2004 until such time as the Company determines if it has economically recoverable reserves, or until exploration ceases and the mineral rights are abandoned.

In December 2003, the Company entered into an agreement in principle with Genco Resources Ltd. to purchase from Genco, subject to a Net Smelter Returns Royalty, nine crown granted mineral rights, known as the “Transvaal Rights” located in the Kamloops Mining District of British Columbia.  The purchase price of $275,000 CDN was to be payable in common shares of the Company with a value of $0.60 CDN per share, based on an independent fairness opinion (unissued).  This transaction is awaiting TSX Venture Exchange approval.

The Getty mineral rights are subject to a 1-1/2% net smelter return royalty in favour of Robak Industries Ltd. ("Robak"), which is controlled by a director of the Company.

4.

Property, building and equipment

	December 31, 2004
		Accumulated
	Cost .	Amortization	Net .

Automotive equipment	$29,318	$27,745	$1,573
Computer equipment	95,859	90,355	5,504
Computer software	74,359	74,359	--
Office equipment	72,062	59,280	12,782
Portable buildings	12,112	11,697	415
Building	178,124	47,051	131,073
Land	22,322	--	22,322

	$484,156	$310,487	$173,669

	December 31, 2003
		Accumulated
	Cost .	Amortization	Net .

Automotive equipment	$39,602	$ 37,046	$ 2,556
Computer equipment	94,854	86,263	8,591
Computer software	74,359	74,359	--
Office equipment	72,062	56,084	15,978
Portable buildings	12,112	11,519	593
Building	178,124	41,589	136,535
Land	22,322	--	22,322

	$493,435	$306,860	$186,575

See note 5.

5.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2007.

Principal repayments required are as follows:

Dec. 31, 2004
2005	$1,976
2006	2,127
2007	92,921

$97,024

6.

Income taxes

Significant components of the Company's future income tax assets are as follows:

	Dec. 31, 2004	Dec. 31, 2003

Tax value of mineral rights in excess of book value	$1,760,000	$1,738,000
Tax value of capital assets in excess of book value	122,000	109,000

	1,882,000	1,847,000
Valuation allowance	(1,882,000)	(1,847,000)

	---	---

Net operating loss carryforwards	812,000	803,000
Valuation allowance	(812,000)	(803,000)

	___________	_______

Net future income tax assets	$	$ ___

The Company has determined that realization is not more likely than not and therefore a valuation allowance against all future income tax assets has been recorded.

A reconciliation between the Company's statutory and effective tax rates is as follows:

	2004	2003

Statutory rate	37%	37%
Tax rate change	(2)	(2)
Unrecognized benefit of current year's losses	(35)	(35)

Effective rate of tax recovery	---	---

At December 31, 2004, the Company has approximately $2,281,000 of loss carryforwards which may be available to reduce taxable income in future years.  These losses expire as follows:

2005	$397,000
2006	236,000
2007	195,000
2008	188,000
2009	228,000
2010	295,000
2011	742,000
$2,281,000

7.

Share capital

	Shares .	Amount .
a) Authorized
Unlimited number of common shares

b) Issued
Balance at December 31, 2002	33,487,313	$ 12,219,794

Share consolidation on a 2 for 1 basis	(16,743,656)	--
Shares issued for cash	4,850,000	2,380,000
Shares issued for mineral rights (note 3)	6,000,000	1,200,000
Share issue costs	--	(137,475)
Balance, December 31, 2003	27,593,657	$ 15,662,319

Shares issued for cash	4,400,000	1,100,000
Warrants exercised 750,000 @ $0.22	750,000	165,000
Share issue costs	--	(339,660)
Balance, December 31, 2004	32,743,657	$16,587,659

•

On December 7, 2004, the company completed a private placement for gross proceeds of $1,100,000.  Each unit consisted of one share valued at $0.25 and a full warrant to purchase a further share of common stock for a period of two years at a price of $0.30 in the first year and $0.35 in the second year.  All securities issued pursuant to this private placement are subject to a four-month hold period until April 8, 2005.

•

Contributed Surplus in the amount of $73,068 (2003-$14,000) was recorded during 2004 as a result of the Company recognizing stock option compensation expense.

•

During 2004 the Company recorded $331,160 in share issue costs as the tax benefit given up due to the recognition of previously unrecorded tax assets to offset the future tax liability recorded on the issuance of flow-through shares.

•

Effective March 7, 2003, the issued and outstanding common shares of the Company were consolidated on the basis of into one common share for each two common shares then outstanding.

•

On December 31, 2003, the Company closed a private placement of 3,100,000 flow-through units at a price of $0.65 per unit.  Each unit comprises one flow-through common share and one-half of one share purchase warrant.  Each whole warrant is exercisable to purchase an additional flow-through share at a price of $0.75 per share until December 30, 2005.  In connection with this private placement, the Company issued 155,000 agent’s share purchase warrants exercisable at a price of $0.75 for a two year period.

•

187,500 post-consolidation shares held in escrow were released during 2003.

Warrants outstanding at December 31, 2004:

Number of Warrants	Exercise Price	Expiry Date
1,550,000	0.75	December 30, 2005
155,000	0.75	December 30, 2005
4,400,000	0.25	December 7, 2006
6,105,000

c)

Stock options

Stock option activity for the year ended December 31, 2004:

	Number of Option	Weighted-Average Exercise Price	Expiry Date Range
Options outstanding at December 31, 2003	1,950,000	0.61	November 14, 2008
Granted	600,000	0.60	March 1, 2006 to November 14, 2008
Cancelled	(500,000)	0.64	March 1, 2006
Options outstanding at December 31, 2004	2,050,000	0.59	November 14, 2008

During 2003, the Company granted 1,950,000 common share incentive options to directors and  employees exercisable at $0.61 per share to November 14, 2008.  The options vest over the 18 month period following the date of grant.  Based upon the Black-Scholes option valuation model,

a risk-free market rate of 3% and a volatility of 7%, the estimated compensation cost related to the options ranted is approximately $100,000 of which $73,068 (2003 – Nil) was recognized during 2004.  (See note 10)

On March 1, 2004 the Company granted 500,000 options exercisable at $0.66 per share until March 1, 2006 to Endeavor Financial Ltd. which had been hired to provide financial advisory services. In September 2004, Endeavour cancelled its agreement with the Company and relinquished its options.

During 2004 the Company issued to its corporate secretary 100,000 share purchase options exercisable at $0.30, prior to November 14, 2008.

Refer to note 11.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option.  Changes in these assumptions an materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants and warrant issuances.

8.

Commitments and contingencies

•

The Company is committed to make aggregate monthly payments of $3,000 to related parties for management fees and rent.

•

In August, 2004, advances totalling $157,680 were forwarded to a subcontractor without board approval.  Current management has been unsuccessful in their attempts to recover said funds, and the amount has been expensed currently as development costs.

•

On January 10, 2005 a former director filed a Third Party action against the Company claiming an indemnity in respect of all costs, charges and expenses reasonably incurred by him in defence of a lawsuit brought November 24, 2004 against him by Robak and another director. The Company filed a Defence to the claim insisting that the director is not entitled to indemnification, asserting that the director did not act with a view to the best interests of the Company and otherwise did not discharge the fiduciary and other duties he owed to the Company as a director.

9.

Related party transactions

In addition to the transactions described elsewhere in the financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002

Exploration costs incurred	$ 52,763	$ 9,225	$ 4,256
Accounts payable	$ 36,088	$ 199,527	$ 201,523
Loan from Freeway Properties Inc.	$ Nil	$ 66,621	$ 66,621
Expenses
Interest	$ 8,591	$ 9,031	$ 10,990
Management fees	$ 30,000	$ 30,000	$ 30,000
Professional fees	$ 75,851	$ 16,766	$ 12,654
Rent	$ 6,000	$ 6,000	$ 6,000

These transactions are in the normal course of operations and are measured at fair value as determined by management.

10.  United States accounting principles

The financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ from those principles that the company would have followed had its financial statements been prepared in accordance with GAAP in the United States. Differences which materially affect the financial statements are in respect to:

a)

Mineral Rights

Under Canadian GAAP costs of acquisitions and exploration and development expenditures are permitted to be capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold or abandoned.  If there is an indication of impairment the mineral rights are written-down to their estimated recoverable amounts.  Under US GAAP all exploration and development costs incurred prior to the determination of economic feasibility are expensed currently.

b)

Escrowed Shares

Under US GAAP compensation expense is recognized when the shares are released from escrow to the extent that their fair market value exceeds their issuance price. Under Canadian GAAP no transaction is recorded when shares are released from escrow.

Statements of Operations and Deficit

Year Ended December 31

	2004	2003	2002
Net loss under Canadian GAAP	$(646,584)	$ (403,231)	$(250,936)
Effect of exploration costs	(979,963)	(1,208,963)	─
Effect of recognizing costs arising on the release of shares from escrow	─	(73,125)	─
Net loss under US GAAP	(1,626,547)	(1,685,319)	(250,936)
Deficit, beginning of year under US GAAP	(18,549,786)	(16,864,467)	(16,613,531)
Deficit, end of year under US GAAP	$(20,176,333)	$ (18,549,786)	$ (16,864,467)
Loss per share under US GAAP	$0.058	$0.072	$0.017

10.   United States accounting principles - continued

Balance Sheets

December 31, 2004	Canadian GAAP	US Adjustments	US GAAP
Current assets	$ 1,568,032	$ ─	$ 1,568,032
Mineral rights	2,660,434	(2,660,434)	─
Property, building and equipment	173,669		173,669
	$ 4,402,135	$ (2,660,434)	$ 1,741,701
Current liabilities	$ 615,360	$ ─	$ 615,360
Other liabilities	95,048	─	95,048
Share capital	16,587,659	1,774,000	18,361,659
Contributed surplus	855,035	1,990,932	2,845,967
Deficit	(13,750,967)	(6,425,366)	(20,176,333)
	$ 4,402,135	$ (2,660,434)	$ 1,741,701

December 31, 2003	Canadian GAAP	US Adjustments	US GAAP
Current assets	$ 2,095,909	$ ─	$ 2,095,909
Mineral rights	1,680,471	(1,680,471)	─
Property, building and equipment	186,575	─	186,575
	$ 3,962,955	$ (1,680,471)	$ 2,282,484
Current liabilities	$ 526,029	─	$ 526,029
Other liabilities	97,024	─	97,024
Share capital	15,662,319	1,774,000	17,436,319
Contributed surplus	781,966	1,990,932	2,772,898
Deficit	(13,104,383)	(5,445,403)	(18,549,786)
	$ 3,962,955	$ (1,680,471)	$ 2,282,484

Statements of Cash Flows

Years Ended December 31

	2004	2003	2002
Canadian GAAP – Cash used in operating activities	$ (771,011)	$ (185,307)	$ (236,529)
Effect of exploration costs	(971,548)	(94,209)	11,216
US GAAP – Cash used in operating activities	(1,742,559)	(279,516)	(225,313)
Canadian GAAP – Cash used in investing activities	(971,553)	(96,109)	(7,100)
Effect of exploration costs	971,548	94,209	(11,216)
US GAAP – Cash used in investing activities	$ (5)	$ (1,900)	$ (18,316)

11.  Subsequent Events

In addition to items disclosed elsewhere in these notes, the following has occurred during the period subsequent to December 31, 2004:

•

The Company may be faced with significant legal fees in the future as a result of events related to the review of the 2002 Mineral Property Interest Sales Agreement.

•

On February 24, 2005, 1,100,000 incentive stock options were cancelled.

•

On April 15, 2005, 1,900,000 stock options were granted.

•

The Company reset the exercise price and reduced the term of 850,000 outstanding incentive share options at $0.15 for the period April 15, 2005 to April 14, 2006; $0.20 for the period April 15, 2006 to April 14, 2007 and $0.25 for the period April 15, 2007 to April 14, 2008, subject to regulatory and disinterested shareholder approval.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2004

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, the Company has been conducting exploration for copper on its approximately 200 km2, Highland Valley, B.C. mineral property, which adjoins the large porphyry copper mining and milling operation of Highland Valley. The Company continues to seek additional properties worthy of exploration and development.  From 1995 to 1998, the Company engaged in the exploration of the Highland Valley mineral property, including a pre-feasibility study by Bateman Engineering, whereby they concluded that “an economic mineable reserve exists in the Getty North Copper Deposit.”  Bateman recommended to the Company. both limited pre-feasibility work and a full feasibility study.

"The Getty North deposit has pre NI 43-101 resource estimates (KHA Resource Modeling Inc. (1997)) of 6.67 million tonnes drill indicated at a 0.1% Cu cutoff grading  0.522% oxide copper and 27.56 million tonnes grading  0.41% sulphide copper.  Drill inferred resources are at a 0.1% copper cutoff , 3.27 million tonnes grading 0.149% oxide copper and 30.65 million tonnes grading 0.223% sulphide copper.   W.J. McMillan (2003) referring  Bateman, 1998 stated “...the resource modeling performed by KHA  is reasonable and was conducted in a manner generally accepted by the industry.”"

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003.

On December 31, 2003, the Company closed a private placement of 3,100,000 Flow-Through Units at a price of $0.65 per FT Unit.  Each Flow-Through Unit comprises one flow-through common share and one-half of one share purchase warrant.  Each whole warrant (two half-warrants) is exercisable to purchase an additional flow-through share at a price of $0.75 until December 30, 2005.

On December 7, 2004, the company completed a private placement for gross proceeds of $1,100,000.  Each unit consisted of 1 share valued at $0.25 and a full warrant to purchase a further share of common stock for a period of 2 years at a price of $0.30 in the first year and $0.35 in the second year.  All securities issued pursuant to this private placement are subject to a four-month hold period until April 8, 2005.

The price of copper has significantly improved in 2004 as a result of increasing consumption and decreasing copper inventory.  Recent widely read business journals predict that metal prices in 2005 should continue at current levels due to simple supply and demand dynamics.

Ongoing reviews of previous geological, geophysical and geochemical programs are being conducted to determine future work programs.

Increased exploration activity and legal costs will result in higher general and administrative expenses during 2005 and will increase the loss to be reported for that fiscal period.

Results of Operations

At the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.

The Company’s working capital decreased to $952,672 for the year ending December 31, 2004 from $1,569,880 at December 31, 2003, the decrease of $617,208 in working capital can be attributed directly to expenditures paid during the year.  The Company has no source of income other than interest earned on  funds held in a term deposits and rent received for a portion of the Logan Lake office.  General and administrative expenditures for the year ended December 31, 2004 increased to $648,427 compared to $405,473 December 31, 2003.  The increase is largely due to accruing an interest  and penalty of $179,763 for non-expenditure of flow through funds, recognizing stock option compensation of $73,068 (2003-$14,000) and professional fees $388,187 (2003-87,174) which includes $151,268 for legal expenses incurred by Blakes Cassels, a law firm engaged to review the Company’s December 2002 property purchase agreement as well as $36,375 for legal fees to Lang Michener, the Company’s previous corporate solicitor, and $51,900 to John M Parks, Barrister & Solicitor, a related party who has been advising the Company legally on its issues related to the Getty South acquisition and various contracts which were signed by Dr. Vic Preto, the previous interim president and Robert Gardner, treasurer, but not approved by the Company’s board of directors. The Blakes Cassels and Gray account was incurred by former directors of the Company.  The Company has instructed the law firm of Stikeman, Elliott, to tax the Blake’s account and to further review the appropriateness of Blake’s actions.  The professional fees $388,187 (2003- $87,174) is comprised of $304,615 (2003- $35,164) legal fees, $42,080 (2003- $29,510) accounting and accrued audit fees and $41,492 (2003- $22,500) consulting fees.  The increase in consulting fees is attributed to charges from Ross Glanville & Associates Ltd. for $15,642 for consulting to the Corporate Governance Committee in connection with the Getty South Property.   During the year ending December 31, 2004 wages have decreased to $28,677 from $47,145 for 2003, with employment of the office manager/accountant on a part-time basis. The other administration expenses, ie office, telephone, transfer fees, etc are comparable to the previous year-end.   The Company granted stock options in November 2003 and the compensation expense has been calculated at $73,068.  Also during the year $331,160 was recorded to reflect the tax benefit given up due to the flow through financing.  The income statement reflects this recovery and the benefit is charged to cost of shares issued.

During the year, a computer was purchased for $1005.13 and the Company sold a 1981 Suburban truck, which was used in exploration works for $1000.00.

The Assets increased between 2003 and 2002 by $3,132,125

Cash and equivalents increased between 2003 and 2002 as a result of a private placement and exercising of warrants.  Mineral properties increased due to deferring expenditures related to exploration.

The loss from operations for 2003 increased by $152,295 over the loss reported in 2002.

General and administrative expenditures for the year ended December 31, 2003 increased to $405,473 compared to $250,936 December 31, 2002. Filing fees increased to $21,674 for the year ended December 31, 2003 from $15,213 at December 31, 2002 due to the increase in Edgar filing for U.S. disclosure. Professional fees have increased during the year ended December 31, 2003 to $87,174 from $46,588 (2002) due to legal and accounting costs associated with the completion of the 2 for 1 share consolidation, extension of warrants and consulting fees associated with public relations.  Rent is $22,853 higher than the year ended December 31, 2002 due to the additional rent associated with the Vancouver office.  The other administration expenses, ie office, telephone, transfer fees, etc are comparable to the previous year end.   The company granted stock options in November 2003 and the compensation expense has been calculated at $14,000.

Selected Annual Information

December 31, 2004

December 31, 2003

December 31, 2002

Loss for the year:

($646,584)

($403,231)

($250,936)

Loss per share:

($0.02)

($0.02)

($0.02)

Total Assets:

$4,402,135

$3,962,955

$830,830

Summary of Quarterly Results

	Dec. 31 2004	Sept. 30 2004	June 30, 2004	Mar 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	March 31, 2003
Revenue	$2,243	$25,648	$ 18,336	$ 8,552	$ 3,322	$ 2,640	$ 2,046	$ 1,010
Loss before Extraordinary items	$646,584	$260,713	$359,605	$ 82,399	$308,276	$207,849	$155,253	$72,831
Net loss	$646,584	$260,713	$359,605	$ 82,399	$403,231	$271,63	$211,024	$76,872
Loss per share	$0.0197	$0.0092	$0.0130	$0.0030	$0.0146	$0.0114	$0.0093	$0.0034
Loss per share diluted	$0.0158	$0.0080	$0.0111	$0.0026	$0.0126	$0.0108	$0.0084	$0.0030

Total Commitments

less than a year

1-3 years

Rent

$ 6,000

$  6,000

Management Fees

$30,000

$30,000

Liquidity of Capital Resources

The Company has no mineral producing properties at this time and receives no revenues from production.  All of the Company’s properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

During 2003, the Company granted 1,950,000 common share options to directors and employees exercisable at $0.61 per share to November 14, 2008.  The options vest over the 18-month period following the date of grant.  Based upon the Black-Scholes option valuation model, and a risk-free market rate of 3% and volatility of 7%, the estimated compensation cost related to the options granted is approximately $100,000 of which $73,068 (2003-Nil) was recognized during the period.

The Company issued 100,000 employee stock incentive options at $0.30, expiring November14, 2008  to the Corporate Secretary for the Company.

As of February 24, 2005, a total of 1,100,000 stock incentive options were cancelled.

As of April 15, 2005, 2,850,000 incentive options were granted and 439,231 common shares remain reserved for issuance under the Company's share option plan.  As of the date of this report no options have been exercised.

Financing Activities

On December 31, 2003, the Company closed a private placement of 3,100,000 Flow-Through Units at a price of $0.65 per FT Unit.  Each Flow-Through Unit comprises one flow-through common share and one-half of one share purchase warrant.  Each whole warrant (two half-warrants) is exercisable to purchase an additional flow-through share at a price of $0.75 until December 30, 2005.

During the year ended December 31, 2004, 750,000 warrants were exercised at $0.22, resulting in 750,000 common shares issued for $165,000.  These warrants from the 2002 private placement were due to expire on September 24, 2004.  No further warrants remain outstanding at $0.22.

On May 6, 2004 the Company announced a private placement for gross proceeds of up to $300,000. Each unit will consist of one share valued at $0.65 and a full warrant to purchase a further share of common stock for a period of 2 years at $0.70 per share. The proceeds of the private placement of units were to be used for working capital.  This private placement of units is subject to the TSX Venture Exchange approval. The TSX Venture Exchange approved this private placement July 21, 2004, however on September 9, 2004, the former interim president cancelled this private placement, without board approval.

There will be a further requirement for working capital funds and there is no assurance that funds can be readily obtained.  However, the Company believes such funding is obtainable through private placements and share for debt settlements.

On December 7, 2004, the company completed a private placement for gross proceeds of $1,100,000.  Each unit consisted of 1 share valued at $0.25 and a full warrant to purchase a further share of common stock for a period of 2 years at a price of $0.30 in the first year and $0.35 in the second year.  All securities issued pursuant to this private placement are subject to a four-month hold period until April 8, 2005.

Outlook

The Company continues its efforts to further develop its mineral properties.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties, the Company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. During the year ending December 31, 2004 funding was available to continue the exploration of the mineral properties, so future exploration development costs will not be written off until such time as the Company determines if it has economical recoverable resources or until exploration and development ceases and/or the mineral claims are abandoned.

During the year ended December 31, 2004, the Company performed its own investor relations including dissemination of press releases to the media, interested shareholders, investors and brokers.

The Company’s management remains committed to the development of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

Related Party Transactions

During the year the Company paid back the balance of a loan of $66,621 plus the annual interest incurred at 8% from Freeway Properties Inc., a company controlled by John Lepinski, a director of the Company. Preto Geological Inc., a company controlled by Dr. Vittorio Preto, former interim president and director of the Company billed the Company $52,763 in fees for geological services.  Cinnamon Jang Willoughby & Company, a professional accounting firm to which director Don Willoughby, FCA is associated billed the Company $22,751 in accounting fees related to tax filings, quarterly report review and other professional accounting related matters. Jean Jacques Treyvaud, Ph.D.Econ, President and director of the company billed the company $1,200 for consulting fees.  John Parks, Solicitor, Corporate Secretary and director of the Company billed the Company $51,900 for legal fees relating to the Getty South transaction and is assisting the Company in its investigation of commitments entered into by Dr. Vittorio Preto P.Eng, the company’s former interim president and Robert Gardner QC., former treasurer, without board approval.

Outstanding share data

As of December 31, 2004, there were 32,743,657 common shares outstanding.  In addition, there were 2,050,000 outstanding incentive stock options (of which 1,100,000 were cancelled subsequent to the year ending December 31, 2004) with an exercise prices ranging from $ 0.30 to $0.66.  Share purchase warrants outstanding totalled 6,105,0000 exercisable at price from $0.30 to $0.75.

Additional Disclosure

On March 1, 2004, the Company granted 500,000 options exercisable at $0.66 per share until March 1, 2006 to Endeavour Financial Ltd. who had been hired to provide strategic direction and corporate advisory services.  During the period ending September 30, 2004, Endeavour Financial Ltd. cancelled it’s agreement with Getty and relinquished it 500,000 stock options.

In December 2004 Highland Valley Copper terminated its option agreement with the Company after spending $1.2 million  on exploration, line cutting (220 km), IP (>150 km) and diamond drilling 5,030.2 meters.  Diamond drilling on the Getty West (3 holes), Cinder Hill (6 holes), Glossie (1 hole) and North Valley (8 holes) IP and geological targets.  No new additions to resources were made.  A detailed review is underway.  Future exploration is planned by the Company.

The Company announced that no significant mineralization was encountered in the drilling program carried out by the Company during 2004 to test a possible extension of the Getty North Deposit. The completed program, costing $971,547, included a 3.0 km by 2.6 km, 57 line km grid located in the same structural corridor and immediately north of the Getty North Deposit. A total Field Magnetic and Induced Polarization geophysical survey was carried out and B-horizon soil geochemistry is being evaluated.

In 1996 the Company entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak in exchange for $85,900 cash, a commitment to spend an aggregate of $6,950,000 on exploration and development of the claims by December 31, 2002, an agreement to complete a feasibility report on the Getty South mineral claims by December 31, 2002; and a 1-1/2% net smelter royalty in favour of Robak.  The terms of the acquisition could not be met by November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 post consolidation common shares of the Company at a deemed value of $1,200,000, an agreement by the Company to carry 100% of the costs to place the Getty South mineral claims into production, and a  1-1/2% net smelter royalty in favour of Robak. The cost incurred by the Company in bringing the property into production are to be pre-paid from 80% of the net production revenue.  In 2004, the Company approached Robak with a view to acquire the other 50% of the Getty South claims. In the process of obtaining a valuation of the claims an issue arouse as to the nature and interpretation of the carried interest referred to in the 2002 agreement. Robak has advised the Company that it agrees with the interpretation assumed by the Company and has agreed to a clarifying amendment to the 2002 agreement.

The Transvaal mineral claims were conditionally acquired in 1996 through an option agreement with Genco Resources Inc. (formerly Globe Resources Inc.), and are subject to a 1-1/2% net smelter royalty.  The Company had a commitment to spend no less than $525,000 on exploration and development during the seven years following the acquisition.  Once this condition was met, the Company and Genco Resources Inc. were to enter into a joint venture. The Genco agreement expired on December 31, 2003, without the Company meeting its commitments. The Company then entered into an agreement  to acquire 100% of the Transvaal claims from Genco for a purchase price of $275,000 to be paid by issuing the Company shares at a price of $0.60 per share (458,333 shares).  This transaction is awaiting TSX Venture Exchange approval.

On October 15, 2004, a shareholder, Robert Blankstein initiated a lawsuit in the BC Supreme Court naming the Company and a number of directors. On November 12, 2004, the day following the commencement of Examination for Discovery of Robert Blankstein, the lawsuit was discontinued by Blankstein.

On January 10, 2005 former director Robert Gardner, filed a Third Party action against the Company claiming indemnification from any costs and/or damages arising from a lawsuit brought November 24, 2004 against Gardner and others.  The Company filed a defence to the claim refuting Mr. Gardner’s claim for indemnification as the Company does not believe he is entitled to it under corporate law, asserting that Gardner did not act in good faith with a view to the best interests of the Company and otherwise did not discharge the fiduciary and other duties he owed to the Company as a director.

On January 24, 2005 Vanguard Shareholder Solutions Inc. initiated a lawsuit against the Company claiming $23,041.27 for Investor Services allegedly performed between June 22 and September 30, 2004. After the Company advised counsel for Vanguard that the alleged services were never authorized by the Company nor by the TSX Venture Exchange, Vanguard discontinued the lawsuit on March 1, 2005.

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

Exhibit Number	Document Description	Page Number
1.1†	Certificate of Incorporation of Getty dated September 23, 1985.	June 1998
1.2†	Certificate of Change of Name dated November 12, 1992.	June 1998
1.3†	Bylaws of Getty dated September 23, 1985.	June 1998
4.4†	Agreement of Purchase and Sale (Getty North) dated June 30, 1992, between Getty, Robak Industries Ltd. and Masco Capital Inc.	June 1998
4.5†	Property Amending Agreement between Getty, Robak Industries Ltd. And Masco Capital Inc. dated September 30, 1992.	June 1998
4.6†	Getty Southwest Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.7†	Amendment to Getty Southwest Mineral Property Transfer Agreement dated August 14, 1996, between Getty and Robak Industries Ltd.	June 1998
4.8†	Getty South Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.9†	Amendment to Getty South Mineral Property Transfer Agreement dated August 14, 1996 between Getty and Robak Industries Ltd.	June 1998
4.10†	Getty Central Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.11†	Amendment to Getty Central Mineral Transfer Agreement dated August 14, 1996 between Getty and Robak Industries Ltd.	June 1998
4.12†	Option Agreement (Transvaal Property) dated October 15, 1996, between Getty and Globe Resources Inc.	June 1998
4.13†	Joint Venture Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.14†	Amendment to Joint Venture Agreement dated August 14, 1996, between Getty and Robak Industries Ltd.	June 1998
4.15†	Joint Venture dated October 15, 1996, between Getty and Globe Resources Inc.	June 1998
4.16†	Management Agreement dated July 1, 1995, between Getty and Freeway Properties Inc.	June 1998
4.17†	Incentive Stock Option Agreements dated June 9, 1995, between Getty and various Optionees.	June 1998
4.25†	Escrow Agreement (BC) dated October 29, 1985 between Getty, Getty’s shareholders, and Yorkshire Trust Company of Canada.	June 1998
4.26†	Escrow Agreement (BC) dated June 1, 1993 between Getty, Robak Industries Ltd., Masco Capital Inc., and Montreal Trust Company of Canada.	June 1998
4.27†	KHA Resource Modeling Inc. Memo Report on Getty North dated December 18, 1997.	June 1998
4.28†	Consent of KHA Resource Modeling Inc. dated December 17, 1997.	June 1998
4.29†	Bill of Sale Absolute dated April 11, 1998 between Robak Industries Ltd. and Getty.	June 1998
4.30†	Escrow Release	June 1999
4.31†	Mineral Property Interest Sale Agreement November 8, 2002	July 2004
4.32†	Letter from Computershare, Escrow Release August 25, 2003	July 2004
4.33†	Highland Valley Copper – Memorandum of Understanding December 18, 2003	July 2004
4.34†	Flow Through Private Placement Agreement December 2003	July 2004
4.35†	Genco Transvaal Sales Agreement	July 2004
4.36†	June 2004 Private Placement $300,000	July 2004
12.01†	Certification of Chief Executive Officer	July 2004
12.02†	Certification of Chief Financial Officer	July 2004
13.01†	Certification – Vittorio Preto	July 2004
13.02†	Certification –Donald Willoughby	July 2004
4.37	Private Placement Subscription Agreement May 2005	August 2005
14.01	Certification of Chief Executive Officer	August 2005
14.02	Certification of Chief Financial Officer	August 2005
14.03	Certification –Jean Jacques Treyvaud	August 2005
14.04	Certification –Donald Willoughby	August 2005

____________________________

† Previously filed.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GETTY COPPER INC.

Per:

/s/ Jean Jacques Treyvaud
Jean Jacques Treyvaud
President,

DATED:    August 17, 2005

Exhibit 4.37

UNIT SUBSCRIPTION AGREEMENT
(for TSX-VE Listed Issuers without an Offering Memorandum)

TO:	GETTY COPPER INC. (the “Issuer”) 1000 Austin Avenue, Coquitlam, B.C., Canada V3K 3P1

RE:

Purchase of $ 0.15 Units (each a common share and a warrant of the Issuer)

REFERENCE DATE:

May 10, 2005

Instructions to complete this Subscription for Units

1.

Enter number of Units purchased, aggregate Subscription Amount, Name, Address and other particulars, then sign below.

2.

Complete Registration or Delivery Instructions as necessary and “Other Information to be Completed by Each Investor” (required for TSX Venture Exchange).

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

6.

If you are a U.S. Person or citizen, please complete the “United States Accredited Investor Certificate” (Schedule D).

7.

Courier completed forms and subscription funds to the Issuer, at the above address. Subscription funds may be remitted by certified cheque or bank draft payable to “John M. Parks, Barrister & Solicitor, in trust”.  All monetary amounts herein are in Canadian dollars.

___________________________________________ (Name of Investor – please print)	Number of Units: _________________________

___________________________________________

(Signature of Investor)

___________________________________________

(Official Capacity or Title of Signatory, if Investor is not an individual – please print)

___________________________________________

(Please print name of individual whose signature appears above if different than the name of the name of the Investor printed above.)

__________________________________________ __________________________________________ (Investor’s Address)	Aggregate Subscription Price for Units: ___________________________________________ Payable to: “John M. Parks, Barrister & Solicitor, in Trust”
___________________________________________ (Investor’s Telephone Number and Fax Number) ___________________________________________ Investor’s E-Mail Address

REGISTER the Units as set forth below(1)

___________________________________________

Name

___________________________________________

Account reference, if applicable

___________________________________________

Address

___________________________________________

DELIVER the Units as set forth below:

___________________________________________

Name

___________________________________________

Account reference, if applicable

Contact Name

___________________________________________

Address

___________________________________________

___________________________________________

Telephone Number

(1)

Registration must reflect legal ownership in accordance with Investor’s disclosure made on the face page and must be in the form required by Investor’s broker.

OTHER INFORMATION TO BE COMPLETED BY EACH INVESTOR

A.

Corporate Placee Registration Form (Schedule A)

The Investor, if not an individual (i.e., under company name), either [CHECK WHERE APPROPRIATE]:

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

B.

Present Ownership of Securities

The Investor either [CHECK APPROPRIATE ITEM]:

_____

does not own, directly or indirectly, or exercise control or direction over, any common shares of the Issuer or warrants, options or other securities convertible into or exercisable to acquire common shares of the Issuer; or

_____

owns directly or indirectly, or exercises control or direction over, ____________________ common shares of the Issuer and warrants, options and convertible securities entitling the Investor to acquire an additional ____________________ common shares in the capital stock of the Issuer (excluding the Units ____________________ subscribed for herein).

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

GETTY COPPER INC.

Per:     ______________________________     Execution Date:  ___________________________

Authorized Signatory

Purchase of Cdn $0.15

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

“Closing Date” means the first business day following TSX Venture acceptance of this subscription and others that form part of the Offering. On the Closing Date the Shares and Warrants comprising the Units will be issued and mailed to or made available for pickup by the Investor;

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

“Offering” means the sale by the Issuer of up to 2,000,000 Units of the Issuer on the terms set forth in this Agreement;

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

“U.S. Person” means a U.S. Person as defined in Regulation S;

“U.S. Securities Act” means the Securities Act of 1933, as amended, of the United States of America;

“Warrant” means the Share purchase warrant to be issued by the Issuer as part of each Unit, each of which is exercisable to acquire an additional Share of the Issuer for a 24-month period after the Closing Date at a price of $0.20 during the first 12 months and $0.25 during the second 12 months.

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

Description of Securities: Share and 24-Month Warrant

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

Exempt Amount Exemption

It will have an aggregate acquisition cost of purchasing the Units of not less than Cdn. $97,000; or

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

No Contractual Right of Action for Rescission

The Investor acknowledges that it is purchasing the Units issued hereunder pursuant to an exemption that does not require delivery to the Investor of an Offering Memorandum, that it will not receive any Offering Memorandum in connection with this Subscription and therefore is not entitled to contractual rights of action or recession.

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

and that any certificate representing any Securities issued in exchange therefore or in substitution thereof will bear the same legend, provided, however, that if the Issuer is a “foreign issuer” as that term is defined by Regulation S under the U.S. Securities Act at the time of sale of any Shares or any Warrant Shares, a new certificate bearing no legend may be obtained from transfer agent upon delivery of the certificate evidencing such securities and a duly executed declaration, in a form satisfactory to the Company and transfer agent to the effect that the sale of the securities is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act.

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

Exhibit 14.01

CERTIFICATION OF

CHIEF EXECUTIVE OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Jean Jacques Treyvaud, Chief Executive Officer of Getty Copper Inc. (the “Company”), hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(i)

the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2004 (the “Annual Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii)

the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Jean Jacques Treyvaud
Name:	Jean Jacques Treyvaud
Title:	Chief Executive Officer
Date:	August 17, 2005

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

Exhibit 14.02

CERTIFICATION OF

CHIEF FINANCIAL OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Donald R. Willoughby, Chief Financial Officer of Getty Copper Inc. (the “Company”), hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(iii)

the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2004 (the “Annual Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(iv)

the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Donald R. Willoughby
Name:	Donald R. Willoughby
Title:	Chief Financial Officer
Date:	August 17, 2005

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

Exhibit 14.03

CERTIFICATIONS

I, Jean Jacques Treyvaud, Chief Executive Officer of Getty Copper Inc., certify that;

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

Date:  August __17__, 2005

/s/  Jean Jacques Treyvaud

By:

Jean Jacques Treyvaud

Title:

Chief Executive Officer

Exhibit 14.04

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

Date:

August _17___, 2005

/s/  Donald R. Willoughby

By:

Donald R. Willoughby

Title:

Chief Financial Officer