Form 20-F/A
period 2004-12-31
GETTY COPPER INC
filed 2005-12-14
CIK 1052204

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

INFORMATION ON THE REGISTRANT

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

[RESERVED]

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B

CODE OF ETHICS

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

ITEM 16D

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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

No Ore;  The Registrant has no mineral producing properties, and the Registrant has not demonstrated that any mineralized material on its properties constitutes  proven or probable reserves of ore on its properties. Although the mineralized material and mineralized deposit figures included herein have been carefully prepared by the Registrant, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of copper or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve. Estimates of mineralized deposits and production costs can also be affected by such factors as metals prices, availability of capital for development, permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of mineralization ultimately mined (if any) may differ from that indicated by drilling results.  Short term factors relating to mineralized material, such as the need for orderly development or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that copper and other minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions. Material changes in mineralized material, grades, stripping ratios or recovery rates may affect the economic viability of projects. Mineralized deposits are reported as general indicators of mine life and should not be interpreted as assurances of mine life or of the profitability of current or future operations.

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

The Registrant expended $930,226 of the $2,015,000 flow through funds on mineral exploration in calendar 2004.  The Registrant was required to spend this money on flow through expenses by December 31, 2004, however it only spent approximately $930,226 and incurred government tax penalties.  To avoid further penalties the Registrant plans to spend the balance in 2005.

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
Currency and Measurement

All currency amounts in this Prospectus are stated in Canadian dollars unless otherwise indicated.  Conversion into imperial equivalents is as follows:

Metric Units

Multiplied by

Imperial Units

hectares

2.471

= acres

metres

3.281

= feet

kilometres

0.621

= miles (5,280 feet)

grams

0.032

= ounces (troy)

tonnes (1000 Kilograms)

1.102

= imperial tons (short) (2,000 lbs)

grams/tonne

0.029

= ounces (troy)/ton

Currency conversion used herein are based on June 2, 2005, Bank of Canada noon spot rate Canadian dollars as follows: US$1.00 = Cdn.$1.2473.

Electrum	A naturally occurring, deep-yellow to pale-yellow alloy of gold with silver.
Epithermal	Type of mineral deposit formed at low temperature, 50 - 200°C, usually within 1 km of the earth’s surface, often as structurally controlled veins.
Felsic	Field term used to describe a light coloured igneous rock, generally containing abundant feldspar and quartz.
Gangue	The valueless rock or mineral aggregates in an ore.
Gossan	A rust coloured iron oxide deposit found in the upper parts of veins or forming a cap overlying sulphide mineralization. Results from the oxidation and removal of sulphur and other metals.
gpt (or g/t)	Grams per tonne.
Granodiorite	A group of coarse-grained plutonic rocks intermediate in composition containing quartz, plagioclase, and potassium feldspar, with biotite and hornblende.
Hydrothermal Alteration	The chemical and mineralogical changes in rock brought about by the addition or removal of materials by hydrothermal fluids (for example, silicification).
Igneous	Meaning a rock or mineral that solidified from molten or partly molten material.
Intrusive	A rock formed by the process of emplacement of magma in pre-existing rock.
Lillianite	A steel-gray lead-bismuth-sulfide mineral.
Lithology	The description of rocks on the basis of such characteristics as color, mineralogic composition, and grain size.
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

Figure 1A GETTY COPPER INC.   PROPERTY LOCATION MAP

122°00'
122°00'
51°00'
50°30'
50°00'
49°30'
N
Cache Creek
Ashcroft
KAMLOOPS
SALMON ARM
GETTY PROPERTY
Logan Lake
Lytton
KELOWNA
Hope
VANCOUVER
CANADA
U.S.A.
0
1.5
75
Kilometres
Pacific
Ocean
BRITISH COLUMBIA
ALBERTA
SCALE 1:10,000,000
VANCOUVER

Figure 1.A

PROPERTY

LOCATION MAP

Figure 1B GETTY COPPER INC.  HIGHLAND VALLEY PROPERTIES MAP

Figure 1: B

HIGHLAND VALLEY PROPERTIES

GETTY COPPER INC.

NORTH VALLEY AREA
Getty Northwest
Getty Southwest
N
Getty 100%
Getty North
Getty 100% owner
No staking area
NORTH GLOSSIE
GLOSSIE
CINDER HILL
Claim boundary
Transvaal
Getty Central
Bram
Getty South
10 kilometres
Symbols
Shaft
Mineral deposit

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

Planned exploration for 2005

A $300,000 exploration program using Canadian and British Columbia mineral exploration tax incentives is planned, on the Getty North and Getty South properties.  These programs will be conducted under the British Columbia “Best Practices Exploration Guidelines” under the direction of Joseph, L. Lindinger, P.Geo. or other suitably qualified professional geoscientist of Engineer registered with Association of Geoscientists and Engineers of the Province of British Columbia.  Exploration samples will be prepared at Getty Copper Inc’s secure facility in Logan Lake for geological studies and shipment to approved analytical laboratories in British Columbia.  The details of these programs are still subject to board approval

 (a)

Getty North Property

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

In 1997, the Registrant undertook a $3 million program of drilling and sampling on the Getty North Property. As of December 31, 1997, the Registrant had completed 64 diamond drill holes totaling 17,444.5 metres (57,235.4 ft). These holes were systematically drilled on sections 30 metres apart to provide the density of data points required for an independent mineral deposit update. The Registrant has not defined or delineated any proven or probable reserves on the Getty North Property

Mr. A. Frye of KHA Resource Modelling Inc. independently performed a mineral deposit estimation using computerized 3D geological and block deposit models.  The resource estimates generated from this block model are detailed in the following section on Mineralization. These 1997 calculations were made prior to implementation and enforcement of National Instrument 43-101.  However they were made by experienced professionals using standard methods appropriate for the time.

In December 1997, the Registrant retained Bateman Engineering Inc. of Denver, Colorado (“Bateman”) to perform a pre-feasibility study for the oxidized part of the Getty North Deposit and the proposed Getty North Copper Plant. Bateman, in May 1998 using the portions of the KHA database outlined an approximately 8.56 million tonne potentially economic surface exposed and near surface open pit mineable mineralized body comprising 7.2 million tonnes rock grading 0.47% oxide copper and 1.36 million tonnes grading 0.50% of sulphide copper, at a strip ratio of 0.8 to 1 with a potential mine life of 7 years. Bateman recommended that the Registrant conduct a full feasibility for the Getty North Oxide Deposit. Bateman also recommended that the Registrant conduct (prior to or during the full feasibility study) further leach and assay comparison tests that might increase the mineable mineral deposit estimates.

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

The Registrant commissioned W.J. McMillan, Ph.D., P.Eng. to complete a Canadian Securities Exchange National Instrument 43-101 compliant Report which was completed February 27, 2003 on the Getty Copper Property.   He reviewed all pertinent documentation and described his observations where applicable and appropriate on all portions of the property including the Getty North and other deposits, including earlier resource calculations and economic evaluations completed by independent qualified professional engineers.

Mineralization

The Getty North deposit is situated in the north central portion of the Guichon Batholith, an area the Registrant believes has a favourable structural trend of copper deposits. The Registrant believes the deposit is predominantly hosted by quartz diorite of the Guichon variety cut by dykes and breccia zones. Sericite, chlorite and carbonate associated with copper mineralization overprint the protolith mineral assemblage.

Cross sections 30 meters apart based on extensive drilling (132 holes (1993 to 1997) used in the resource calculation, and over 200 used in geological interpretation) show that the mineralization occurs in a shape similar to an inverted “horseshoe” containing a central zone of lower grade mineralization. The Getty North deposit displays continuity in a north northwest direction for a distance of at least 300 metres, ranging from 50 to over 150 meters wide in an east northeast-west southwest direction. Intrusive contacts and faulting, as seen in drill core, both control and displace mineralization, and dip steeply to the southwest.

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

Reserves

There are no resources described as “mineral reserves” on the Getty North Deposit.

Non-Reserves (Resources)

The following “drill-indicated” and “drill-inferred” “mineral resource” for the Getty North Deposit was calculated by KHA Resource Modelling Inc. on December 17, 1997, and approved as valid by Bateman Engineering Inc. of Arizona (1998) and Innovat Ltd. (2001) of Ontario for their pre feasibility reports to the company. The KHA calculations are based on a computer generated block model without any allowance for pit design or mining dilution.  The Registrant believes the deposit remains open to expansion at depth and possibly to the east where a large favourable anomaly has been identified and requires drill testing.  While these following resource calculations were made prior to the implementation of the Canadian National Instrument 43-101 requirements and guidelines they were made by credible and experienced independent consultants following standard practices of the time, and are approved by McMillan, P.Eng., and  included in his 2003 NI 43-101 report.

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

Getty North Deposit – Indicated Resource

		Total Resource (Millions of tonnes)	Grade (% Cu)
Oxide Zone	0.1% copper cutoff	6.67	0.522
Sulphide Zone	0.1% copper cutoff	27.56	0.41

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

Getty North Deposit – Inferred Resources

		Total Resource (Millions of tonnes)	Grade (% Cu)
Oxide Zone	0.1% copper cutoff	3.27	0.149
Sulphide Zone	0.1% copper cutoff	30.65	0.223

The 0.1% copper cutoff is considered a realistic figure for the Highland Valley area of British Columbia where power and water costs are lower, and mechanical efficiencies are higher than global averages for mines of similar size, grade, copper speciation and economic situation.   Bateman Engineering Inc. of Arizona, in 1998 was commissioned to complete a “Feasibility Outlook” report on the Getty north deposit.  Bateman calculated (for the oxide resource only), using a 1.0 to 1 waste to ore open pit stripping ratio, copper price of $US 0.85, copper recovery of 75%, and a combined mining, processing and administration cost of $4.02 per tonne of ore processed an “incremental cutoff” of 0.18% copper.  However leaching for copper of “sub grade” run of mine mineralized rock onto leach dumps is practical in this case, and assuming a 50% copper recovery a cutoff grade of 0.04% copper was published. The Registrants’ estimate of the three year average price of copper is about $US 1.20 per pound ($US 2.64 per kilogram), considerably higher than the figure used in Batemans’ economic evaluation. Assuming a 0.04% cutoff for oxide mineralized rock a 0.1% cutoff for the larger resource is reasonable.

2005 Exploration Expenditures

The Registrant, in the Spring of 2005, embarked on a metallurgy test program of its copper sulphide and copper oxide samples at SGS Lakefield Research Limited in Lakefield, Ontario. The goal of the test program is to determine the leach parameters and optimum chemistry for leaching copper from Getty’s resource samples which have been forwarded to Lakefield. Additionally the Registrant has contracted with Innovat Limited of Ontario to test the viability of using Innovat’s  proprietary continuous vat leaching system to extract copper from the samples provided to Lakefield. It is estimated that these two programs will total approximately $700,000.

Additional exploration expenditures on Getty North in the amount of $250,00 is being considered for the 4th quarter.

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

Drilling

The Getty South deposit has been less thoroughly drill tested than the Getty North deposit, but has been explored by one underground level comprising a 49.1 metre shaft, approximately 1,775 metres of drifting and crosscutting and approximately 1,477 metres of underground diamond and percussion drilling. Although 15,550 metres of surface drilling were completed by previous operators, it is reportedly of poor quality and thus is not a reliable base for calculating the copper mineral resource. During 1996, the Registrant completed an initial 13 hole reconnaissance large diameter diamond drilling program totaling 3,236.2 metres that returned copper results lower than anticipated.  Previous engineering reports concluded that diamond drilling results based on poor recovery have proven unreliable when compared with underground development sampling, and that diamond and percussion drilling results to date do not match the overall grades returned from the currently interpreted areas of mineralization from the underground muck and bulk samples.  Closely spaced large diameter diamond or reverse–circulation (RC) drilling has been recommended as a better method to determine the grade of near surface mineralization in the breccia deposit  Re opening the underground workings are being considered.

Underground development

The Getty South has been developed by a 45 meter (150 foot) vertical shaft and over 1500 meters of horizontal development and at least one raise.  Development took place in at least four campaigns from 1957 to 1974.  Development took place primarily to test the highest grade known mineralized zones.  A resource estimate is being completed based primarily on the muck and bulk sample grades with additional data from mineralized and geological information derived from the drilling and 1997 trenching results.

Planned Exploration for 2005.

A Budget of $5,000 has been proposed to complete the surveying  program on the 1997 trenching.

(c)

Getty Central Property

The Registrant has completed initial exploration work of its own on the Getty Central, including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2004 of $56,685 for the Getty Central Property.

Exploration

The Getty Central Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property.   No exploration expenditures are planned in 2005

d)

Getty Southwest Property

Exploration

The Registrant has completed initial exploration work of its own on the Southwest Property including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2004 of $386,888.

The Getty Southwest Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property.  No exploration expenditures are planned in 2005

Drilling

HVC completed 6 diamond drill holes following up geological and IP targets.  No potentially economic mineralization was encountered.  Part of a large post mineral Eocene volcanic center was defined.

(e)

Transvaal Property (Getty West)

Exploration

The Transvaal Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property.   The property has at least three areas of limited underground development following small high grade copper bearing veins and faults.  These are the Transvaal, Chamberlain and Highlander workings.

There is no assurance that a commercially viable ore deposit (if any) exists on the Getty West - Transvaal Property until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.

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

Planned Exploration for 2005

No exploration expenditures are planned in 2005

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

Drilling

During 1996, one exploratory diamond drill hole 254.4 metres (834 ft) was drilled, but no significant results were obtained. HVC completed eight diamond drill holes following up the IP program.  Only locally weakly anomalous copper and zinc results were obtained usually in hornfelsed volcanic rocks overlying the intrusive rocks. HVC also completed one drill hole 500 meters east of the Glossie mineral occurrence in which a thick sequence of Eocene volcanics was intersected.  Pyritized sections returned only very weakly anomalous gold.

There is no assurance that a commercially viable ore deposit exists on the Getty Northwest Property until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.

Planned Exploration for 2005

No exploration expenditures are planned in 2005

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

Total

less than a year

1-3 years

Rent

$ 6,000

─

$ 6,000

Management Fees

$30,000

─

$30,000

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name, Position and Place of Residence	Period a Director of the Issuer	Shares Beneficially Owned or Controlled(1)
John B. Lepinski Managing Director Coquitlam, British Columbia	June 30, 1992 to date	9,868,196 Shares 1,350,000 Warrants
Donald R. Willoughby FCA Chief Financial Officer, Director Vancouver, British Columbia	June 30, 1992 to date	270,000 Shares
Jean-Jacques Treyvaud President, Director Beloeil, Quebec	September 18, 1997 to date	50,000 Shares 30,000 warrants
John M. Parks, LLB, B.Comm G.C, Corporate Secretary, Director North Vancouver, British Columbia	November 26, 2004 to date	225,000 Shares 100,000 warrants
Charles Mitchell, LLB Director Edmonton, Alberta	November 30, 2004 to date	NIL
Edward Leung, CGA Director Vancouver, British Columbia	January 26, 2005 to date	NIL
David A. Shaw PhD Director Vancouver, British Columbia	May 6, 2005	NIL

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

CHARLES MITCHELL – Director, Lawyer, Corporate Counsel for Alpine Mortgage Corp.

ED LEUNG ─ Director, CGA, Controller for Quality Management Ltd.

DAVID A. SHAW ─ PhD, Consulting Geologist.  Mr. Shaw is a structural geologist who has worked both in the technical and financial communities within the resource industry, including serving as Senior Mining Analyst, Corporate Finance, at Yorkton Securities Inc. in Vancouver, British Columbia.

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

At the June 27, 2005 annual general meeting, Messrs. Leung CGA, Mitchell LLB, and Shaw PhD, all independent directors, were appointed to the Registrant’s audit committee.  Replacing Messrs. Treyvaud, Parks and re-appointing Mr. Leung.  The board also appointed Messrs. Parks LLB, Mitchell LLB and Shaw PhD to the Nominating and Corporate Governance Committee.  All board committees are reviewed annually by the directors of the Registrant at the first meeting of the board held after the Registrant’s annual general meeting.

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

During the Registrant’s most recently completed fiscal year ended December 31, 2004, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Registrant’s internal control over financial reporting.

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

[RESERVED]

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT.

At the Registrant’s Annual General Meeting held June 27, 2005, the following directors were appointed to the audit committee, Ed Leung CGA, Charles Mitchell LLB, and David Shaw PhD.  David Shaw is a consulting geologist, Edward Leung is a Certified General Accountant and Charles Mitchell is a Corporate Lawyer.  In the event of any contentious matters, the company would  seek independent advice from a qualified financial expert.

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

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 27, 2005

GETTY COPPER INC. BALANCE SHEETS (stated in Canadian dollars)
	As at December 31,
ASSETS	2004	2003
Current
Cash and short-term investments	$ 1,529,401	$ 2,083,922
Goods and services tax recoverable	25,933	6,289
Prepaid expenses	12,698	5,698

	1,568,032	2,095,909

Mineral rights (note 3)	2,660,434	1,680,471

Property, building and equipment (note 4)	173,669	186,575

	$ 4,402,135	$ 3,962,955
LIABILITIES
Current
Accounts payable	$ 613,384	$ 457,572
Loan payable	--	66,621
Current portion of mortgage payable	1,976	1,836

	615,360	526,029

Mortgage payable (note 5)	95,048	97,024

	710,408	623,053
SHAREHOLDERS’ EQUITY
Share capital (note 7)	16,587,659	15,662,319

Contributed surplus (note 7)	855,035	781,966

Deficit	(13,750,967)	(13,104,383)
Commitments and Contingencies (Note 8)
Subsequent Events (Note 11)	3,691,727	3,339,902

	$ 4,402,135	$ 3,962,955
Approved by the Directors
“Donald R. Willoughby”______________, Director, CFO
“John Parks”_______________________, Corporate Secretary

See accompanying notes to the financial statements.

GETTY COPPER INC. STATEMENTS OF OPERATIONS AND DEFICIT (stated in Canadian dollars)
	Years Ended December 31,
	2004	2003	2002
Revenue
Rent	$ 2,243	$ 2,242	$ 667

Expenses
Amortization	4,496	4,941	6,074
Bank charges & interest	206,594	17,937	21,134
Filing fees	25,299	21,674	15,213
Insurance	1,675	1,577	2,496
Management fees	30,000	30,000	30,000
Marketing & promotion	14,906	10,500	12,857
Office & miscellaneous	15,790	13,622	21,241
Professional fees	388,187	87,174	46,588
Property taxes	4,151	4,251	4,376
Rent	29,344	36,424	13,574
Stock option compensation	73,069	14,000	--
Telephone	8,528	7,805	8,816
Transfer fees	9,783	10,870	10,396
Travel	9,952	3,678	3,037
Wages & benefits	28,677	47,145	40,039

Interest	(28,144)	(1,080)	(309)
Development fees (Note 8)	157,680)	-)	-)
Future income tax recovery (Note 2 (g))	(331,160)	(1,111)	(24,204)
Provision for impairment of exploration costs related to mineral rights	-	(96,066)	40,275))
	648,427)	405,473)	251,603))

Net loss for the year	(646,584)	(403,231)	(250,936))

Deficit, beginning of year	(13,104,383)	(12,701,152)	(12,450,216)

Deficit, end of year	$ (13,750,967)	$ (13,104,383)	$ (12,701,152)

Loss per share	$ (0.02)	$ (0.02)	$ (0.02)
Weighted-average number of common shares outstanding	. 28,042,796.	23,284,342)	..14,939,390

See accompanying notes to the financial statements.

GETTY COPPER INC. STATEMENTS OF CASH FLOWS (stated in Canadian dollars)
	Years Ended December 31,
	2004	2003	2002
Cash flows used in operating activities
Net loss for the year	$ (646,584)	$ (403,231)	$ (250,936)
Add: Items not involving cash
Amortization – administration	4,496	4,941	6,074
Provision for impairment of
exploration costs related
to mineral rights	--	94,955	16,071
Future income tax recovery	(331,160)	--	--
Stock option compensation expense	73,069	14,000	--

Net change in non-cash working
capital balances
Decrease (increase) in goods and services
tax recoverable	(19,644)	21,589	(21,517)
Decrease (increase) in prepaid expenses	(7,000)	1,903	(6,105)
Increase in accounts payable	155,812	80,536	19,884

	(771,011)	(185,307)	(236,529)

Cash flows from financing activities
Loan from Freeway Rights Inc.	(66,621)	--	(47,600)
Mortgage principal repayments	(1,836)	(1,705)	(273)
Subscriptions received, net of issue costs
Private Placements	1,093,500	1,877,525	414,584
Warrants Exercised	163,000	365,000	--

	1,188,043	2,240,820	366,711

Cash flows used in investing activities
Acquisition of equipment	(5)	(1,900)	(2,245)
Exploration costs	(971,548)	(85,246)	(4,855)
Mineral rights	--	(8,963)	--

	(971,553)	(96,109)	(7,100)

Increase (decrease) in cash during the year	(554,521)	1,959,404	123,082

Cash and short-term investments,
Beginning of the year	2,083,922	124,518	1,436

Cash and short-term investments,
End of the year	$ 1,529,401	$ 2,083,922	$ 124,518

Supplemental disclosure:
	2004	2003	2002
Cash used in operating activities includes:
Interest paid	$ 150,474	$ 8,586	$ 8,871
Interest received	$ 28,144	$ 1,080	$ 309

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

	Dec. 31, 2004	Dec. 31, 2003

Getty Northwest mineral rights, acquisition costs	$ 33,210	$ 33,210
Exploration and development costs	6,759	--
	39,969	33,210

Getty Central mineral rights, acquisition costs	111,846	111,846
Exploration and development costs	50	--
	111,896	111,846

Getty North mineral rights, acquisition costs	352,398	352,398
Exploration and development costs	968,680	--
	1,321,078	352,398

Getty South mineral rights, 50% interest, acquisition costs	1,069,134	1,069,134
Exploration and development costs	3,651	--
	1,072,785	1,069,134

Getty Southwest mineral rights, acquisition costs	113,883	113,883
Exploration and development costs	823	--
	114,706	113,883

	$ 2,660,434	$ 1,680,471

Historical and current exploration costs are comprised of:

	Dec. 31, 2004	Dec. 31, 2003

Assay	$ 540,235	$ 475,832
Drilling	4,594,299	4,207,932
Environmental	254,454	254,454
Feasibility study	166,709	166,709
Geology	2,766,245	2,426,207
Metallurgy	317,610	228,085
Other	1,855,254	1,755,624
Provision for impairment of deferred costs	(9,514,843)	(9,514,843)

	$ 979,963	$ ---

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

4.

Property, building and equipment

	December 31, 2004
		Accumulated
	Cost .	Amortization	Net .

Automotive equipment	$ 29,318	$ 27,745	$ 1,573
Computer equipment	95,859	90,355	5,504
Computer software	74,359	74,359	--
Office equipment	72,062	59,280	12,782
Portable buildings	12,112	11,697	415
Building	178,124	47,051	131,073
Land	22,322	--	22,322

	$ 484,156	$ 310,487	$ 173,669

	December 31, 2003
		Accumulated
	Cost .	Amortization	Net .

Automotive equipment	$ 39,602	$ 37,046	$ 2,556
Computer equipment	94,854	86,263	8,591
Computer software	74,359	74,359	--
Office equipment	72,062	56,084	15,978
Portable buildings	12,112	11,519	593
Building	178,124	41,589	136,535
Land	22,322	--	22,322

	$ 493,435	$ 306,860	$ 186,575

See note 5.

5.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2007.

Principal repayments required are as follows:

Dec. 31, 2004
2005	$ 1,976
2006	2,127
2007	92,921

$ 97,024

6.

Income taxes

Significant components of the Company's future income tax assets are as follows:

	Dec. 31, 2004	Dec. 31, 2003

Tax value of mineral rights in excess of book value	$ 1,760,000	$ 1,738,000
Tax value of capital assets in excess of book value	122,000	109,000

	1,882,000	1,847,000
Valuation allowance	(1,882,000)	(1,847,000)

	---	---

Net operating loss carryforwards	812,000	803,000
Valuation allowance	(812,000)	(803,000)

	___________	_______

Net future income tax assets	$	$ ___

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

At December 31, 2004, the Company has approximately $2,281,000 of loss carryforwards which may be available to reduce taxable income in future years.  These losses expire as follows:

2005	$ 397,000
2006	236,000
2007	195,000
2008	188,000
2009	228,000
2010	295,000
2011	742,000
$ 2,281,000

7.

Share capital

	Shares .	Amount .
a) Authorized
Unlimited number of common shares

b) Issued
Balance at December 31, 2002	33,487,313	$ 12,219,794

Share consolidation on a 2 for 1 basis	(16,743,656)	--
Shares issued for cash	4,850,000	2,380,000
Shares issued for mineral rights (note 3)	6,000,000	1,200,000
Share issue costs	--	(137,475)
Balance, December 31, 2003	27,593,657	$ 15,662,319

Shares issued for cash	4,400,000	1,100,000
Warrants exercised 750,000 @ $0.22	750,000	165,000
Share issue costs	--	(339,660)
Balance, December 31, 2004	32,743,657	$ 16,587,659

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

Statements of Operations and Deficit	Year Ended December 31
	2004	2003	2002
Net loss under Canadian GAAP	$ (646,584)	$ (403,231)	$ (250,936)
Effect of exploration costs	(979,963)	(1,208,963)	─
Effect of recognizing costs arising on the release of shares from escrow	─	(73,125)	─
Net loss under US GAAP	(1,626,547)	(1,685,319)	(250,936)
Deficit, beginning of year under US GAAP	(18,549,786)	(16,864,467)	(16,613,531)
Deficit, end of year under US GAAP	$(20,176,333)	$ (18,549,786)	$ (16,864,467)
Loss per share under US GAAP	$ 0.058	$ 0.072	$ 0.017

Balance Sheets
December 31, 2004	Canadian GAAP	US Adjustments	US GAAP
Current assets	$ 1,568,032	$ ─	$ 1,568,032
Mineral rights	2,660,434	(2,660,434)	─
Property, building and equipment	173,669		173,669
	$ 4,402,135	$ (2,660,434)	$ 1,741,701
Current liabilities	$ 615,360	$ ─	$ 615,360
Other liabilities	95,048	─	95,048
Share capital	16,587,659	1,774,000	18,361,659
Contributed surplus	855,035	1,990,932	2,845,967
Deficit	(13,750,967)	(6,425,366)	(20,176,333)
	$ 4,402,135	$ (2,660,434)	$ 1,741,701

December 31, 2003	Canadian GAAP	US Adjustments	US GAAP
Current assets	$ 2,095,909	$ ─	$ 2,095,909
Mineral rights	1,680,471	(1,680,471)	─
Property, building and equipment	186,575	─	186,575
	$ 3,962,955	$ (1,680,471)	$ 2,282,484
Current liabilities	$ 526,029	─	$ 526,029
Other liabilities	97,024	─	97,024
Share capital	15,662,319	1,774,000	17,436,319
Contributed surplus	781,966	1,990,932	2,772,898
Deficit	(13,104,383)	(5,445,403)	(18,549,786)
	$ 3,962,955	$ (1,680,471)	$ 2,282,484

Statements of Cash Flows	Years Ended December 31
	2004	2003	2002
Canadian GAAP – Cash used in operating activities	$ (771,011)	$ (185,307)	$ (236,529)
Effect of exploration costs	(971,548)	(94,209)	11,216
US GAAP – Cash used in operating activities	(1,742,559)	(279,516)	(225,313)
Canadian GAAP – Cash used in investing activities	(971,553)	(96,109)	(7,100)
Effect of exploration costs	971,548	94,209	(11,216)
US GAAP – Cash used in investing activities	$ (5)	$ (1,900)	$ (18,316)

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

Exhibit Number	Document Description	Page Number
1.1†	Certificate of Incorporation of Getty dated September 23, 1985.	June 1998
1.2†	Certificate of Change of Name dated November 12, 1992.	June 1998
1.3†	Bylaws of Getty dated September 23, 1985.	June 1998
4.4†	Agreement of Purchase and Sale (Getty North) dated June 30, 1992, between Getty, Robak Industries Ltd. and Masco Capital Inc.	June 1998
4.5†	Property Amending Agreement between Getty, Robak Industries Ltd. And Masco Capital Inc. dated September 30, 1992.	June 1998
4.6†	Getty Southwest Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.7†	Amendment to Getty Southwest Mineral Property Transfer Agreement dated August 14, 1996, between Getty and Robak Industries Ltd.	June 1998
4.8†	Getty South Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.9†	Amendment to Getty South Mineral Property Transfer Agreement dated August 14, 1996 between Getty and Robak Industries Ltd.	June 1998
4.10†	Getty Central Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.11†	Amendment to Getty Central Mineral Transfer Agreement dated August 14, 1996 between Getty and Robak Industries Ltd.	June 1998
4.12†	Option Agreement (Transvaal Property) dated October 15, 1996, between Getty and Globe Resources Inc.	June 1998
4.13†	Joint Venture Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.14†	Amendment to Joint Venture Agreement dated August 14, 1996, between Getty and Robak Industries Ltd.	June 1998
4.15†	Joint Venture dated October 15, 1996, between Getty and Globe Resources Inc.	June 1998
4.16†	Management Agreement dated July 1, 1995, between Getty and Freeway Properties Inc.	June 1998
4.17†	Incentive Stock Option Agreements dated June 9, 1995, between Getty and various Optionees.	June 1998
4.25†	Escrow Agreement (BC) dated October 29, 1985 between Getty, Getty’s shareholders, and Yorkshire Trust Company of Canada.	June 1998
4.26†	Escrow Agreement (BC) dated June 1, 1993 between Getty, Robak Industries Ltd., Masco Capital Inc., and Montreal Trust Company of Canada.	June 1998
4.27†	KHA Resource Modeling Inc. Memo Report on Getty North dated December 18, 1997.	June 1998
4.28†	Consent of KHA Resource Modeling Inc. dated December 17, 1997.	June 1998
4.29†	Bill of Sale Absolute dated April 11, 1998 between Robak Industries Ltd. and Getty.	June 1998
4.30†	Escrow Release	June 1999
4.31†	Mineral Property Interest Sale Agreement November 8, 2002	July 2004
4.32†	Letter from Computershare, Escrow Release August 25, 2003	July 2004
4.33†	Highland Valley Copper – Memorandum of Understanding December 18, 2003	July 2004
4.34†	Flow Through Private Placement Agreement December 2003	July 2004
4.35†	Genco Transvaal Sales Agreement	July 2004
4.36†	June 2004 Private Placement $300,000	July 2004
12.01†	Certification of Chief Executive Officer	July 2004
12.02†	Certification of Chief Financial Officer	July 2004
13.01†	Certification – Vittorio Preto	July 2004
13.02†	Certification –Donald Willoughby	July 2004
4.37†	Private Placement Subscription Agreement May 2005	August 2005
14.01†	Certification –Jean Jacques Treyvaud	August 2005
14.02†	Certification –Donald Willoughby	August 2005
15.01	Audit Report – December 31, 2003	December 2005
15.02	Audit Report – December 31, 2002	December 2005
15.03	Audited Financial Statements – December 31, 2004	December 2005

____________________________

† Previously filed.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GETTY COPPER INC.

Per:

“Jean Jacques Treyvaud”

Jean Jacques Treyvaud
President,

DATED:

Suite 800 1030 West Georgia Street Vancouver, Canada V6E 3B9 T. 604.685.0564 F. 604.685.2050 email: vancouver@collinsbarrow.com

This is a copy of the original signed auditors’ report. Management has not reissued the auditors’ report because at the time the auditors were not registered with the Public Company Accounting Oversight Board (United States).

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

/s/ Collins Barrow
CHARTERED ACCOUNTANTS

Vancouver, Canada

February 27, 2003

A member of Moores Rowland International an association of independent accounting firms throughout the world	Collins Barrow is a partnership of Incorporated Professionals