Form 20-F/A
period 2004-12-31
GETTY COPPER INC
filed 2006-01-24
CIK 1052204

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

DATED: January 23, 2006

Suite 800 1030 West Georgia Street Vancouver, Canada V6E 3B9 T. 604.685.0564 F. 604.685.2050 email: vancouver@collinsbarrow.com

This is a copy of the original signed auditors’ report.  The Auditor has not reissued the report because at the time the auditors were not registered with the Public Company Accounting Oversight Board (United States).

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

CHARTERED ACCOUNTANTS

Vancouver,  Canada

February 12, 2004

Suite 800 1030 West Georgia Street Vancouver, Canada V6E 3B9 T. 604.685.0564 F. 604.685.2050 email: vancouver@collinsbarrow.com

This is a copy of the original signed auditors’ report.  The Auditor has not reissued the report because at the time the auditors were not registered with the Public Company Accounting Oversight Board (United States).

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

By:	“Jean Jacques Treyvaud”
Name:	Jean Jacques Treyvaud
Title:	Chief Executive Officer
Date:	January 20, 2006

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

By:	“Donald R. Willoughby”
Name:	Donald R. Willoughby
Title:	Chief Financial Officer
Date:	January 20, 2006

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

(1)

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(2)

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(3)

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

Date:

January 20, 2006

“Donald R. Willoughby”

By:

Donald R. Willoughby

Title:

Chief Financial Officer

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

(5)

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

Date:  January 20, 2006

“Jean Jacques Treyvaud”

By:

Jean Jacques Treyvaud

Title:

Chief Executive Officer