Form 20-F
period 2005-12-31
GETTY COPPER INC
filed 2007-01-04
CIK 1052204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

__

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005 (with other information to May 31, 2006 except where noted)

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

None

Number of outstanding shares of Getty Copper Inc.’s only class of capital stock as at December 31st, 2005 was

34,078,657 Common Shares Without Par Value. (number outstanding on May  31st, 2006 is 39,078,657 )

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

NOT APPLICABLE

click here for printer-friendly PDF version

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

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

The following constitutes selected financial data for Getty Copper Inc. (“Registrant”) for the last five fiscal years ended December 31, 2005, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles (“GAAP”) and United States GAAP, including a restatement of prior years’ figures due to a change in accounting policy with respect to exploration expenditures (see also the accompanying audited financial statement as of December 31, 2005 and for the previous year ended December 31).

(Cdn$)
Balance Sheet Data	2005	2004	2003	2002	2001
Total assets according to financial statements (CDN GAAP)(1)	$ 3,887,352	$ 4,402,135	$ 3,962,955	$ 830,830	$ 695,171
Total Assets (US GAAP)(2)	$ 379,113	$ 1,741,701	$ 2,282,484	$ 359,323	$ 223,663
Total liabilities	$ 629,806	$ 710,408	$ 623,053	$ 544,223	$ 572,211
Share capital	$ 16,433,593	$ 16,587,659	$ 15,662,319	$ 12,219,794	$ 11,805,210
Deficit (CDN GAAP)	$(14,036,773)	$(13,750,967)	$(13,104,383)	$(12,701,152)	$(12,450,216)
Deficit (US GAAP)	$(21,309,944)	$(20,176,333)	$(18,549,786)	$(16,864,467)	$(16,613,531)

(Cdn$)
Period End Balances (as at)	2005	2004	2003	2002	2001
Working capital (deficiency)	$ (320,311)	$ 952,672	$ 1,569,880	$ (91,736)	$ (562,918)
Equipment, net	$ 162,539	$ 173,669	$ 186,575	$ 199,325	$ 214,370
Mineral property interests (CDN GAAP)	$ 3,508,239	$ 2,660,434	$ 1,680,471	$ 471,508	$ 471,508
Mineral property interests (US GAAP)	$ NIL	$ NIL	$ NIL	Nil	Nil
Shareholders’ equity	$ 3,257,546	$ 3,691,727	$ 3,339,902	$ 286,608	$ 112,960
Share Capital (CDN GAAP)	$ 16,433,593	$ 16,587,659	$ 15,662,319	$ 12,219,794	$ 11,805,210
Share Capital (US GAAP)	$ 18,207,593	$ 18,361,659	$ 17,436,319	$ 13,993794	$ 13,579,210
Number of outstanding Shares	34,078,657	32,743,657	27,593,657	33,487,313	28,402,313

No cash or other dividends have been declared.

(Cdn$)
Statement of Operations Data	2005	2004	2003	2002	2001
Investment and Other Income	$ 11,276	$ 30,387	$ 3,322	$ 976	$ 5,025
General and administrative expenses	$ 297,082	$ 676,971	$ 406,553	$ 251,603	$ 199,786
Exploration Expenditure	$ 847,805	$ 979,963	$ 96,066	$ 40,275	$ 130,803
Loss according to financial statements (CDN GAAP)	$ (285,806)	$ (646,584)	$ (403,231)	$(250,936)	$(7,839,488)
Loss according to financial statements (US GAAP)	$ (1,133,611)	$ (1,626,547)	$ (1,685,319)	$(250,936)	$ (325,564)
Loss from continuing operations per Common Share	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.02)	$ (0.28)
Loss per Share (US GAAP)(2)	$ (0.034)	$ (0.058)	(0.072)	$ (0.017)	$ (0.01)

Notes:

(1)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off.  The Registrant has expensed the exploration costs as incurred until December 31 2005, which is consistent with U.S. GAAP, whereby all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.  Such costs will be deferred from January 2004 until such time as the company determines it if it has economically recoverable resources or until the exploration and development ceases and/or the mineral calms are abandoned.

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

	May 2006	April 2006	March 2006	February 2006	January 2006	December 2005
High	1.12	1.25	1.172	1.157	1.173	1.174
Low	1.09	1.21	1.132	1.140	1.144	1.152
Average for Period	1.11	1.144	1.157	1.149	1.157	1.162

	For year ended December 31
	2005	2004	2003	2002	2001
End of Period	1.16	1.21	1.29	1.58	1.57
Average for Period	1.21	1.30	1.40	1.57	1.54
High for Period	1.26	1.39	1.58	1.61	1.59
Low for Period	1.15	1.18	1.29	1.51	1.50

On May 31, 2006, the Federal Reserve noon rate for Canadian Dollars was US$1.00: Cdn$1.1027.

B.

Capitalization and Indebtedness

Not applicable (this is an Annual Report only).

C.

Reasons for the Offer and Use of Proceeds

Not applicable (this is an Annual Report only).

D.

Risk Factors

Need for Additional Financing.  With what has been raised from a private placement financing in January 2006 combined with what the Registrant plans to raise in June 2006, The Registrant will have sufficient financial resources to meet its planned commitments for the year ending December 31, 2006. The exploration and development of the Registrant’s properties depend on the Registrant’s ability to obtain additional financing through joint ventures, debt financing, equity financing or other means.  The Registrant is currently pursuing financing opportunities to meet its administration costs. If the Registrant is unable to raise additional capital it will need to curtail its operations and the Registrant may be materially adversely affected.

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

The Registrant’s Directors and Officers are Part-Time and Serve as Directors and Officers of Other Companies. At May 31, 2006, Directors of the Registrant, Jean Jacques Treyvaud and David Shaw also serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Registrant. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors’ duties to the Registrant and their duties to the other companies on whose boards they serve, the directors and officers of the Registrant expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate. The success of the Registrant and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its board of directors.

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

Legal Proceedings. The Registrant is subject to three legal actions in the Province of British Columbia, Canada.  The Registrant believes its claims will succeed before the court. See Item 8 for information regarding current legal proceedings.

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

2.

The Registrant was incorporated on September 23, 1985 under the Canada Business Corporations Act.

3.

The registered office of the Registrant in British Columbia is located at 4212 Prospect Road, North Vancouver, British Columbia, V7N 3L5.  The head office and principal office of the Registrant in Canada is located at 1000 Austin Avenue, Coquitlam, British Columbia, V3K 3P1.

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

6.

The Registrant’s principal capital expenditures (there have been no material divestitures) over the three fiscal years ended December 31, 2005 are as follows:

Year	Exploration Deferred	Capital Assets
(i) Amounts Deferred (capitalized or invested) during the year
2005	$847,805	$2,240
2004	$ 979,963	$1,005
2003	NIL	$1,900
(ii) Amounts Expensed as Exploration Expenses
2005	NIL	NIL
2004	NIL	NIL
2003	$96,066	NIL

The Registrant expended $1,907,021 of the $2,015,000 flow through funds on mineral exploration by year ending 2005.  The Registrant was required to spend this money on flow through expenses by December 31, 2004, and  incurred approximately $179,763 in government interest and tax penalties on non-expenditure of flow through funds.

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

History of Getty South Property, Getty Central Property, Getty Southwest, Getty Central Property:

In addition to the Getty Copper North Property, and all Getty Copper Highland Valley Claims, the Registrant subsequently acquired joint venture agreements to earn a 50% interest in the Getty South Property, the Getty Central Property, the Getty Southwest Property, and in the Transvaal Property (collectively, the “Getty Copper Project” or the “Getty Copper Highland Valley Project”). All of the Mineral Properties previously noted are subject to 1.5% net smelter royalties and the Getty South, Getty Central, Getty Southwest and the Transvaal properties were subject to certain minimum exploration and development requirements. As a consequence of a Mineral Property Interest Sale Agreement dated November 8, 2002 (See Item 7)  the Registrant purchased 100% of the Getty Central and Getty Southwest claims and 50% of the Getty South claims See “Description of Property.” Since 1992, the Registrant has focused its efforts and resources on the acquisition and the exploration of the Getty Copper Project. See “Description of Property - The Getty Highland Valley Project.” The Registrant has no subsidiaries.

On March 7, 2003 the “TSX V” accepted for filing documentation a mineral property agreement dated effectively November 8, 2002 between the Registrant and Robak Industries Ltd. (“Robak”), by which Robak has agreed to sell 100% interest in each of the Getty Central and the Getty Southwest and a 50% interest in the Getty South properties (the “New Getty Properties”) in consideration for 6 million Registrant shares (post-consolidation) plus the below noted NSR and carried interest obligation.   The Registrant has also agreed to pay 100% of the cost to place the Getty South property into production, and is entitled to recover “all costs (incurred by Getty),” from 80% of production revenue (and thereafter the Registrant and Robak shall share net revenue 50:50) Robak will also retain a 1.5% NSR in all of the Getty Properties including the New Getty Properties.   The New Getty Properties are subject of a Valuation and Fairness opinion prepared by Ross Glanville and Associates Ltd. In October 2002 and a Technical Report prepared by W.J. McMillan prepared in December 2002.  The Valuation Report and the Technical Report have been filed on the Canadian securities regulatory website at www.SEDAR.com.(See also Item 7)   Prior to the November 8, 2002 agreement described above, the Registrant was party to an option and  joint venture agreement to earn a 50% interest in the Getty South Property from Robak and Masco pursuant to an Agreement dated November 8, 1995, as amended August 14, 1996 (the “Getty South Agreement”), subject to a 1.5% net smelter returns royalty reserved in favour of Robak. The consideration was $10; reimbursement of $63,300 for certain costs incurred by Robak in acquiring and maintaining the claims in good standing; and a commitment to (a) incur the first $5,100,000 of exploration and development work on the claims, (b) complete a feasibility report prepared by a reputable engineer in accordance with industry practice on the claims and (c) place the claims in commercial production on or before December 31, 2002. The Getty South Agreement was superseded by the November 8, 2002 agreement.

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

In December 2004, Highland Valley Copper (“HVC”) terminated its participation in a joint venture signed on December on December 19, 2003.

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

Subsequently, the Registrant entered into an agreement to acquire 100 % of the Transvaal claims from Genco for a purchase price of $275,000 to be paid by issuing the Registrant shares This transaction has not been consummated.

B.

Business Overview

The Registrant is a natural resource company engaged in the acquisition and exploration of natural resource properties. The Registrant has an interest in several resource properties in Highland Valley, British Columbia, Canada and intends to seek and acquire additional properties worthy of exploration and development.  The Highland Valley area is a historic copper producing area, and the Registrant’s principal properties are in this mineralized area. The Registrant's long term objective is to develop and place its Getty Copper Project properties into commercial production.  The Registrant’s properties cover approximately 210 sq. km. (84 sq. miles) of contiguous claims in the Kamloops Mining Division of British Columbia, Canada. The Registrant's properties are currently in the exploration stage of development, and the Registrant's short term plans are to continue exploration activities to determine if sufficient mineralization exists to justify a feasibility study in respect of establishing parameters for possible future commercial production.  In 2005, the Registrant's commissioned a metallurgy test program of its copper sulphide and copper oxide samples at SGS Lakefield Research Limited in Lakefield, Ontario.  The goal of the test program is to determine the leach parameters and optimum chemistry for leaching copper form the Registrant’s resource samples which have been forwarded to Lakefield.  The second part of the program, continuing into 2006 is to confirm the solvent extraction electrowinning (SX-EW) parameters.  This is a precondition of the express corporate goal of putting the Registrant’s copper deposits into production.

C.

Organizational Structure

The Registrant is based in British Columbia, Canada.  The Registrant operates directly and has no material subsidiaries.

D.

Property, Plants and Equipment

The registrant owns land and building in Logan Lake, British Columbia.  This property is encumbered by a first mortgage in the amount of $94,180 as of May 1, 2006.  These premises are used for core storage, field offices and vehicle storage.  For details of the Registrant’s mineral properties, see Getty Copper Project below.

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

The following table is a breakdown of the Registrant’s deferred exploration and development costs on the Getty Copper Project to the dates indicated:

	December 31,
Activity	2005	2004	2003	2002
Drilling	$ 4,715,326	$ 4,594,299	$ 4,207,932	$ 4,207,932
Environmental	254,456	254,454	254,454	254,454
Feasibility Study	166,709	166,709	166,709	129,886
Geoscience	2,963,117	2,766,245	2,426,207	2,420,131
Metallurgy	694,189	317,610	228,085	228,085
Assay	623,775	540,235	475,832	473,396
Other Costs	1,925,040	1,855,254	1,755,624	1,705,804
Provision for impairment	(9,514,843)	($9,514,843)	($9,514,843)	($ 9,419,688)
Totals	$1,827,769	$ 979,963	$ NIL	$ NIL

Geological Setting

The Getty Highland Valley Project mineral tenure is comprised of 210 square kms of contiguous mineral claims located in the Highland Valley, British Columbia’s premier copper producing area, approximately 200 km northeast of Vancouver (Figure 1). The local area contains excellent transportation and power infrastructure, a large pool of experienced mining and support personnel and a mining based economy.

The Registrant’s mineral tenure contains favourable Guichon Creek Batholith geology and adjoins to the south the large Cu-Mo mining and milling operations of the Highland Valley Copper Partnership (HVC) owned by Teck Cominco (97.5%) and Highmont Mining (2.5%).

The Registrant‘s claims span the entire width of favourable Guichon Creek Batholith geology immediately to the north of HVC’s holdings.  The Registrant’s most advanced projects, the Getty North deposit, the Getty South deposit are located in the eastern part of the property in the same geological and structural setting as the Bethlehem deposits located five to eight km to the south. The large Glossie zone and North Valley zone induced polarization anomalies discovered in the central and western portions of the property are in a different geological setting.

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

Planned exploration for 2006

An exploration program is planned, on the Getty properties.  These programs will be conducted under the British Columbia “Best Practices Exploration Guidelines” under the direction of a suitable qualified Professional Geoscientist or Engineer registered with Association of Professional Engineers and Geoscientists of British Columbia.  The details of this program are still subject to board approval and financing.

Dependant upon the results of the metallurgy testing and pilot plant testing of the Innovat continuous vat leaching system being carried out at SGS Lakefield, the Registrant may commission a preliminary feasibility study to investigate the viability of proceeding to the production phase.

(a)

Getty North Property

Exploration

Prior to the acquisition of the Getty North Property by the Registrant from Robak and Masco, Robak held the Getty North Property for approximately two decades. During that period, in excess of $350,000 was spent on exploration work on the property consisting of silt and soil sampling, trenching and bulk sampling. Since the date of the Registrant’s acquisition of the Getty North Property to December 31, 2005, the Registrant has completed $8,259,549 of exploration work on the property, consisting of aerial photographic surveys and base map production, diamond drilling, geological mapping, assaying, induced polarization and magnetics geophysical surveys, soil geochemical surveys, metallurgical testing, and resource calculations.

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

Also in 2004, the Registrant completed $979,963 of exploration in the Getty North area.  A 980 metric tonne bulk sample of oxidized material was removed from the Getty North deposit and deposited near the Getty South deposit.  A 10 hole diamond drill program tested areas southeast of the Getty North deposit with only locally anomalous copper results being obtained. A combined line cutting, induced polarization, multielement geochemical soil and drilling program was carried out on the Getty North Extension target immediately northeast of the Getty North deposit.  The surveys produced weak copper, lead, gold, and molybdenum anomalies and weak to moderate IP anomalies that when drilled returned locally weakly anomalous copper in altered and sheared intrusive rocks.

In 1997, the Registrant undertook a $3 million program of drilling and sampling on the Getty North Property. As of December 31, 1997, the Registrant had completed 64 diamond drill holes totaling 17,444.5 metres (57,235.4 ft). These holes were systematically drilled on sections 30 metres apart to provide the density of data points required for an independent mineral deposit update. The Registrant has not defined or delineated any proven or probable reserves on the Getty North Property

Mr. A. Frye of KHA Resource Modelling Inc. independently performed a mineral deposit estimation using computerized 3D geological and block deposit models.  The resource estimates generated from this block model are detailed in the following section on Mineralization. These 1997 calculations were made prior to implementation of National Instrument 43-101.  They are historical estimates only and should not be relied upon, however they were made by experienced professionals using standard methods appropriate for the time.

In December 1997, the Registrant retained Bateman Engineering Inc. of Denver, Colorado (“Bateman”) to perform a pre-feasibility study for the oxidized part of the Getty North Deposit and the proposed Getty North Copper Plant. Bateman, in May 1998, using the portions of the KHA database outlined an approximately 8.56 million tonne potentially economic surface exposed and near surface open pit mineralized body comprising 7.2 million tonnes rock grading 0.47% oxide copper and 1.36 million tonnes grading 0.50% of sulphide copper, at a strip ratio of 0.8 to 1 with a potential mine life of 7 years. These estimates are historical only and should not be relied upon as they do not meet current provisions of the Canadian Institute of Mining as referenced in Canadian Securities Administrators National Instrument 43-101. Bateman recommended that the Registrant conduct a full feasibility for the Getty North Oxide Deposit. Bateman also recommended that the Registrant conduct (prior to or during the full feasibility study) further leach and assay comparison tests that might increase the mineable mineral deposit estimates.

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

The Registrant commissioned W.J. McMillan, Ph.D., P.Eng. to complete a Canadian Securities Administrators National Instrument 43-101 compliant Report which was completed February 27, 2003 on the Getty Copper Property.   He reviewed all pertinent documentation and described his observations where applicable and appropriate on all portions of the property including the Getty North and other deposits, including earlier resource calculations and economic evaluations completed by independent qualified professional engineers.  Although accepted by the TSX Venture Exchange as a NI 43-101 compliant technical report, the BC Securities Commission has advised the Registrant that it does not consider the McMillan Report as NI 43-101 compliant. The Registrant is in the process of having the McMillan Report brought into compliance as a result of the Commission’s noted deficiencies.

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

Cross sections 30 meters apart based on extensive drilling (132 holes [1993 to 1997] used in the resource calculation, and over 200 holes used in geological interpretation) show that the mineralization occurs in a shape similar to an inverted “horseshoe” containing a central zone of lower grade mineralization. The Getty North deposit displays continuity in a north northwest direction for a distance of at least 300 metres, ranging from 50 to over 150 meters wide in an east northeast-west southwest direction. Intrusive contacts and faulting, as seen in drill core, both control and displace mineralization, and dip steeply to the southwest.

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

Non-Reserves (Resources)

The following “drill-indicated” and “drill-inferred” “mineral resource” for the Getty North Deposit was calculated by KHA Resource Modelling Inc. on December 17, 1997, and approved as valid by Bateman Engineering Inc. of Arizona (1998) and Innovat Ltd. (2001) of Ontario for their pre feasibility reports to the company. The KHA calculations are based on a computer generated block model without any allowance for pit design or mining dilution.  The Registrant believes the deposit remains open to expansion at depth and possibly to the east where a large favourable anomaly has been identified and requires drill testing.  These historical estimates should not be relied upon since these following resource calculations were made prior to the implementation of the Canadian National Instrument 43-101 requirements and guidelines. These resource calculations were made by credible and experienced independent consultants following standard practices of the time.

Note 1

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources  This section uses the terms “Indicated Resources”, we advise U.S. investors that while this term is recognized and required by Canadian Regulations, the U.S. Securities and Exchange Commission does not.  U.S Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Getty North Deposit – Indicated Resource

		Total Resource (Millions of tonnes)	Grade (% Cu)
Oxide Zone	0.2% copper cutoff	6.27	0.53
Sulphide Zone	0.2% copper cutoff	25.6 5	0.41

Mineralized material or deposit is a mineralized body which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage of average grade of metals. Such deposits do not qualify as a reserve until a comprehensive evaluation, based upon unit cost, grade, tonnage recoveries and other factors, concludes economic feasibility.

Note 2

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.  This Section uses the terms “Inferred Resources”, we advise U.S. Investors that while this term is recognized in Canada and required by Canadian Regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies.  U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Getty North Deposit – Inferred Resources

		Total Resource (Millions of tonnes)	Grade (% Cu)
Oxide Zone	0.2% copper cutoff	4.29	0.514
Sulphide Zone	0.2% copper cutoff	7.82	0.332

The 0.2% copper cutoff is considered a realistic figure for the Highland Valley area of British Columbia where power and water costs are lower, and mechanical efficiencies are higher than global averages for mines of similar size, grade, copper speciation and economic situation.  Bateman Engineering Inc. of Arizona, in 1998 was commissioned to complete a “Feasibility Outlook” report on the Getty north deposit.  Bateman calculated (for the oxide resource only), using a 1 to 1 waste to ore open pit stripping ratio, copper price of $US 0.85, copper recovery of 75%, and a combined mining, processing and administration cost of $4.02 per tonne of ore processed an “incremental cutoff” of 0.18% copper. The Registrants’ estimate of the three year average price of copper is at least $US 1.50 per pound ($US 2.64 per kilogram), considerably higher than the figure used in Batemans’ economic evaluation.

2005 Exploration Expenditures

In 2005, the Registrant completed $749,562 of exploration and metallurgy in the Getty North area.  A 980 metric tonne bulk sample of oxidized material was removed from the Getty North deposit and deposited near the Getty South deposit.  A 10-hole diamond drill program initiated in 2004, tested areas southeast of the Getty North deposit with only locally anomalous copper results being obtained. A combined line cutting, induced polarization, multielement geochemical soil and drilling program was carried out on the Getty North Extension target immediately northeast of the Getty North deposit.  The surveys produced weak copper, lead, gold, and molybdenum anomalies and weak to moderate IP anomalies that when drilled returned locally weakly anomalous copper in altered and sheared intrusive rocks.

The Registrant, in 2005, embarked on a metallurgy test program of its copper sulphide and copper oxide samples at SGS Lakefield Research Limited in Lakefield, Ontario. The test program determined the leach parameters and optimum chemistry for leaching copper from Getty’s resource samples which have been forwarded to Lakefield. Additionally the Registrant has contracted with Innovat Limited of Ontario to test the viability of using Innovat’s proprietary continuous vat leaching system to extract copper from the samples provided to Lakefield. It is estimated that the cost of these two programs will total approximately $700,000.

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

Exploration History

The property was acquired by Trojan Exploration Limited in 1955 and was explored by Trojan Consolidated Mines Limited by surface and underground methods. Recovery of copper values by diamond drilling at that time was poor. Approximately one million dollars was spent on exploration during the period 1955 to 1973. The following work was performed by previous operators before the Registrant acquired the property: Surface diamond drilling - 15,556 metres; Underground diamond drilling - 1,158 metres; Percussion drilling - 319 metres; Underground drifting - 1,719 metres; Two compartment shaft - 49.1 metres; and Surface trenching - 396 metres.

The Getty South Property is in the early stages of exploration, and based on the exploration to-date, the Registrant has not defined or delineated any proven or indicated reserves on the Getty South Property. In 1992, an independent consultant performed a mineral deposit estimate based on physical work completed on the Getty South Property prior to the Registrant’s acquisition of the property. In 1996, the Registrant undertook a thirteen diamond drill-hole program aggregating 3236 meters of drilling that provided assay results that were lower than anticipated, and the Registrant has determined that the drilling completed to date is not reliable for determining grade.

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

The Registrant has completed initial exploration work of its own on the Getty South Property, including aerial photographic surveys and base map production, drilling, trenching, assaying, geophysical, geochemical and geological work, at a cost of $893,389 to December 31, 2005.

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

Drilling

The Getty South deposit has been less thoroughly drill tested than the Getty North deposit, but has been explored by one underground level comprising a 45 metre shaft, approximately 1,775 metres of drifting and crosscutting and approximately 1,477 metres of underground diamond and percussion drilling. Although 15,550 metres of surface drilling were completed by previous operators, it is reportedly of poor quality and thus is not a reliable base for calculating the copper mineral resource. During 1996, the Registrant completed an initial 13 hole reconnaissance large diameter diamond drilling program totaling 3,236.2 metres that returned copper results lower than anticipated.  Previous engineering reports concluded that diamond drilling results based on poor recovery have proven unreliable when compared with underground development sampling, and that diamond and percussion drilling results to date do not match the overall grades returned from the currently interpreted areas of mineralization from the underground muck and bulk samples.  Closely spaced large diameter diamond or reverse–circulation (RC) drilling has been recommended as a better method to determine the grade of near surface mineralization in the breccia deposit  Reopening the underground workings are being considered.

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

Planned Exploration for 2006.

A Budget of $250,000 has been proposed to complete the surveying  program on the 1997 trenching.

(c)

Getty Central Property

The Registrant has completed initial exploration work of its own on the Getty Central, including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2005 of $56,789 for the Getty Central Property.

Exploration

The Getty Central Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property.   No exploration expenditures are planned in 2006

(d)

Getty Southwest Property

Exploration

The Registrant has completed initial exploration work of its own on the Southwest Property including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2005 of $387,882.

The Getty Southwest Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property.  No exploration expenditures are planned in 2006

Drilling

In 2004, HVC completed 6 diamond drill holes following up geological and IP targets.  No potentially economic mineralization was encountered.  Part of a large post mineral Eocene volcanic center was defined.

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

Exploration History

The Registrant has completed initial exploration work of its own on the Getty Northwest Property, including aerial photographic surveys and base map production, drilling, geochemical soil sampling, prospecting, geophysical surveys and geological mapping, at a cost to December 31, 2005 of $1,745,004.  HVC in 2004 completed a large line cutting and IP program over the area.

Drilling

During 1996, one exploratory diamond drill hole 254.4 metres (834 ft) was drilled, but no significant results were obtained. In 2004. HVC completed eight diamond drill holes following up the IP program.  Only locally weakly anomalous copper and zinc results were obtained usually in hornfelsed volcanic rocks overlying the intrusive rocks. HVC also completed one drill hole 500 meters east of the Glossie mineral occurrence in which a thick sequence of Eocene volcanics was intersected.  Pyritized sections returned only very weakly anomalous gold.

There is no assurance that a commercially viable ore deposit exists on the Getty Northwest Property until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.

Planned Exploration for 2006

No exploration expenditures are planned in 2006

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

The Registrant does not believe that it is significantly impacted by the effects of inflation and the Canadian dollar has fluctuated in a relatively narrow band to the United States dollar (US$1.00: Cdn$1.15 to $1.27) during these three years.  The Registrant has not been significantly affected by government economic, fiscal, monetary or political policies and the outlook for the Registrant’s assets primarily relate to the outlook for gold and copper. For information relating to the historical prices for copper and gold, see “Trend Information” below.

Operating Results – Fiscal 2005 Compared with Fiscal 2004

At December 31, 2005, the registrant had working capital deficit of $320,311 compared to working capital of $952,672 at December 31, 2004.  The decrease of $1,272,983 in working capital can be attributed directly to expenditures paid during the year.  The Registrant has no source of income other than interest earned  on funds held in  term deposits and rent received for a portion of the Logan Lake office.  Current liabilities at December 31, 2005 decreased to $536,885 from $615,360 at December 31, 2004.  At  December 31, 2004 the current payables included more invoices for drilling and other exploration expenditures than at  December 31, 2005.

Net deferred exploration expenditures incurred during the year ended December 31, 2005, $847,805, compared to $979,963 spent during the year ended December 31, 2004.

During the year ended December 31, 2005 the Registrant began leasing a photo-copier with fax and scan features and disposed of it’s old photo-copier to the leasing company for $500.  The old copier was more than ten years old and would no longer be covered under any maintenance agreement.

Shareholder equity decrease to $3,257,546 during the year ended December 31, 2005, from $3,691,727 December 31, 2004, due to expenditures and the Registrant has no source of income other than interest earned on funds held in term deposits and rent received fro a portion of the Logan Lake office.

The Registrant earned $10,528 in interest income for the year ending December 31, 2005 compared to $28,144 at December 31, 2004.

During the year ended December 31, 2005 the Registrant earned $748 rental income for a portion of office space located in Logan Lake, British Columbia, compared to $2,243 during the previous year ending December 31, 2004.  The tenants were only in the building for a portion of the year ending December 31, 2005.

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

Net deferred exploration expenditures incurred during the year ended December 31, 2004 $979,963 compared to $94,955 spent during the year ended December 31, 2003.

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

Liquidity and Capital Resources

On January 18, 2006, the registrant completed a private placement of 5,000,000 units.  Each unit consisted of one share valued at $0.10 and one-half share purchase warrant certificates, exercisable for one year at a price of $0.125 in the first six months and $0.15 in the second six months.  All securities issued pursuant to this private placement are subject to a four-month hold period until May 16, 2006.

On May 12, 2005, the Registrant completed a private placement of 1,335,000 units.  Each unit consisted of 1 share valued at $0.15 and a full warrant to purchase a further share of common stock for a period of 2 years at a price of $0.20 in the first year and $0.25 in the second year.  All securities issued pursuant to this private placement were subject to a four-month hold period until August 12, 2005.

Possible Unavailability of Additional Financing.

The Registrant is currently pursuing financing opportunities to meet its administration costs. If the Registrant is unable to raise additional capital it will need to curtail its operations and the Registrant may be materially adversely affected.

Overview

Historically the Registrant’s sole source of funding was the sale of equity securities for cash primarily through private placements to sophisticated investors and institutions..  The Registrant has no assurance of continued access to significant equity funding.

Fiscal 2005 Compared with Fiscal 2004

As at March 31, 2006, the Registrant’s cash and short term investments was $287,185.

The Registrant’s cash and short-term investments at December 31, 2005 were $156,074 compared to $1,529,032 at December 31, 2004.  The decrease is due to exploration spending during the year and administrative and legal expenses, (see item 8, Legal Proceedings). Aside from cash and short-term investments, the Registrant has no material unused sources of liquidity.

Financial Instruments

The Registrant financed its activities from 1985 through 2005 primarily through the issuance of equity shares through private and public distributions. Certain of these financings were structured as “flow through” to provide a Canadian income tax incentive to make the securities more attractive. The Income Tax Act (Canada) provides certain incentives to encourage exploration on Canadian resource properties including the deductibility of a defined class of “Canadian Exploration Expenses” and “Canadian Development Expenses” which provide deductible pools of resource expenditures deductible against other sources of income.  The Registrant keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are currently excess to the Registrant’s needs are invested in government of Canada or like debt obligations and other short term near cash investments pending the need for the funds.

The Registrant does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds. As of the fiscal 2005 year end, the Registrant estimates that the cost of maintaining its corporate administrative activities at approximately $50,000 per month. Accordingly, the Registrant’s management estimate that a minimum of $1,200,000 will be needed to maintain its corporate status and assets over the ensuing two-year period and the Registrant has current working capital deficit at March 31, 2006 of $85,252 which is not adequate to ensure continued viability over this period of time.

Research Expenditures

The Registrant is a resource expenditure based corporation and accordingly does not have a program of intellectual property development or patenting or licensing issues.

Trend Information

In 2006 the Registrant’s planned exploration program and increased legal expenses will deplete funds generated from the January 2006 private placement.  Increased legal expenses  will result in higher general and administrative expenses during 2006 and will increase the loss to be reported for that fiscal period.

As a mineral exploration company, the Registrant’s activities are somewhat cyclical as metals prices have traditionally been cyclical in nature. The basic trend through the last several years for metal prices was negative, however, the recent gold price trend has been more positive. Copper is a commodity metal used extensively in the housing and automotive industries and accordingly, demand for copper varies directly with general economic conditions. Although the Registrant’s management is not in a position to forecast economic trends, it is aware that as of May 2006 widely read business periodicals continue to predict a variety of economic conditions which indicate that a recovery in the price of copper or gold will in all likelihood be tied to the economy.

The price of copper has significantly improved since 2004 as a result of increasing consumption and decreasing stocks.  Recent widely read business journals predict that metal prices in 2006 should continue at current levels due to simple supply and demand dynamics.

 ITEM 5.E – OFF-BALANCE SHEET ARRANGEMENTS.

Not Applicable

ITEM 5.F – TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The Registrant is committed to make monthly payments of $18,000 to related parties for management fees, rent and legal fees.

Total

less than a year

1-3 years

Rent

$ 6,000

─

$ 6,000

Management Fees

$30,000

─

$30,000

Legal Fees

$135,000

$ 135,000

Nil

ITEM  6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name, Position and Place of Residence	Period a Director of the Issuer	Shares Beneficially Owned or Controlled(1)
John B. Lepinski Managing Director Coquitlam, British Columbia	June 30, 1992 to date	10,919,196 Shares 1,575,000 Warrants
Donald R. Willoughby FCA Chief Financial Officer, Director Vancouver, British Columbia	June 30, 1992 to date	270,000 Shares
Jean-Jacques Treyvaud President, Director Beloeil, Quebec	September 18, 1997 to date	50,000 Shares 30,000 warrants
John M. Parks, LLB, B.Comm GeneralCounsel, Corp. Secretary, Director North Vancouver, British Columbia	November 26, 2004 to date	425,000 Shares 200,000 warrants
Charles Mitchell, LLB Director Edmonton, Alberta	November 30, 2004 to date	NIL
Edward Leung, CGA Director Vancouver, British Columbia	January 26, 2005 to date	NIL
David A. Shaw PhD Director Vancouver, British Columbia	May 6, 2005	NIL

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

B.

Compensation

During the Registrant’s financial year ended December 31, 2005 the aggregate remuneration paid or payable to the Registrant’s directors and senior officers or companies or professional firms with which the directors or officers are associated, for rent, accounting, legal services, interest and geological consulting fees by a director was $198,241.

Mr. J J Treyvaud, President of the Registrant, and Mr. Donald R. Willoughby,  Chief Financial Officer and a director of the Registrant, are each a “Named Executive Officer” of the Registrant for the purposes of the following disclosure.

The compensation paid any Named Executive Officers during the Registrant’s three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Jean Jacques Treyvaud., CEO, President since November 25, 2004	2005 2004	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$ 2,800 $ 1,200
John Lepinski, Managing Director,	2005 2004	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$ 30,000 $ 30,000
Donald Willoughby, CFO	2005 2004	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$ 36,691[1] $22,751[1]
John Parks, Secretary, Since October 2004	2005 2004	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$ 151,000[2] $ 51,900[2]

1.  Fees paid to a professional accounting firm of which, Mr. Willoughby’s professional corporation is one of the accounting firm’s corporate partners.

2.  Legal Fees paid to a law firm of which Mr. Parks is the principle.

1,950,000 employee incentive share options were granted at an exercise price of $0.61 and 100,000 employee share options at $0.30 until November 28, 2008.  1,100,000 options were cancelled and 2,100,000 incentive share options were granted to Directors and Executive Officers, bringing the balance of employee incentive share options granted to 3,050,000.   In April 2005, the Company repriced the outstanding share options exercisable at $0.61 per share to be exercisable at $0.15 during the period from April 15, 2005 to April 14, 2006; $0.20 during the period form April 15, 2006 to April 14, 2007 and $0.25 during the period from April 15, 2007 to April 14, 2008.   The allocation of these options is disclosed below (E. Share Ownership).

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s responsibilities following a change in control.

There are no arrangements under which directors were compensated by the Registrant during the financial year ended December 31, 2005 for their services in their capacity as directors and consultants except as herein disclosed. An accounting firm in which a director of the Registrant is associated charged the Registrant $17,787 (2004 - $22,751) for accounting fees related to tax filings, quarterly report review and  other professional accounting related matters.  The Company reimbursed the professional accounting firm $20,128 for the director’s time and disbursements for representing the Company in examinations of discovery carried out during 2005.  The President and director of the Company billed the company$2.800 for consulting fees.  John Parks, Solicitor, Corporate Secretary and director of the Company billed the Company $151,000 (2004 - $51,900) for legal fees, as general counsel.  For the year ending December 31, 2005, the Company also paid $6,000 office rent and $30,000 management fees to companies controlled by the managing director.

 C.

Board Practices

All directors were re-elected at the June 27, 2005 annual general meeting and have a term of office expiring at the next annual general meeting of the Registrant is expected to be held in June 2006.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

At the June 27, 2005 annual general meeting, Messrs. Leung CGA, Mitchell LLB, and Shaw PhD, all independent directors, were appointed to the Registrant’s Audit Committee.  Replacing Messrs. Treyvaud, Parks and re-appointing Mr. Leung.  The board also appointed Messrs. Parks B.Comm LLB, Mitchell LLB and Shaw PhD to the Nominating and Corporate Governance Committee.  All board committees are reviewed annually by the directors of the Registrant at the first meeting of the board held after the Registrant’s annual general meeting.

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

D.

Employees

At December 31, 2005, 2004 and 2003 the Registrant had one direct employee.

E.

Share Ownership

At a Special meeting held December 9, 2002, the shareholders, inter alia, approved an amendment to the 2001 Share Incentive Plan (“the Plan” by reserving up to 3,345,231 post-consolidation common shares for issuance under the Plan and to restate the Plan as the “2002 Share Incentive Plan”, on the terms described in the information circular mailed to shareholders in furtherance of the meeting, and subject to regulatory authority.   As of December 31, 2005 an aggregate of 3,050,000 Shares have been reserved for issuance pursuant to the following director, executive officer and service provider stock options:

(a) Incentive Options

Option holder	Number of Shares	Exercise Price per Share(1)	Date of Grant (m/d/y)	Expiry Date (m/d/y)
Jean-Jacques Treyvaud, CEO	350,000	$0.20/0.25 *	11/14/2003	04/15/2008
Donald Willoughby FCA, CFP	350,000	$020/0.25 *	11/14/2003	04/15/2008
John Parks	1,150,000	$0.20/0.25 *	11/02/2004	04/15/2008
John Lepinski	350,000	$020/0.25 *	11/14/2003	04/15/2008
Edward Leung	200,000	$020/0.25 *	11/14/2003	04/15/2008
Charles Mitchell	200,000	$020/0.25 *	11/14/2003	04/15/2008
David Shaw	200,000	$020/0.25 *	11/14/2003	04/15/2008
Patrick Raleigh	100,000	$020/0.25 *	11/14/2003	04/15/2008
Marilyn Young	100,000	$020/0.25 *	11/14/2003	04/15/2008
William Cummer	50,000	$020/0.25 *	11/14/2003	04/15/2008

1.

No options were exercised during the financial year ended December 31, 2005.

*

In April 2005, the Company repriced the outstanding share options exercisable at $0.61 per share to be exercisable at $0.15 during the period from April 15, 2005 to April 14, 2006; $0.20 during the period form April 15, 2006 to April 14, 2007 and $0.25 during the period from April 15, 2007 to April 14, 2008.

Securities Held By Insiders

As at May 12, 2006 the directors and officers of the Registrant and their affiliate companies held as a group, directly and indirectly, own or control an aggregate of 11,664,196 common shares (29.8%) and hold 2,800,000 options 2,430,000 warrants to acquire an additional 1,805,000 common shares.

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

Disinterested Shareholder Approval

If options are granted by the Registrant under the 2002 Plan, which trigger the requirement for disinterested shareholder approval (“DSA Options”), the DSA Options need to be presented to shareholders of the Registrant for approval at an  annual general or special meeting of the Registrant.  No DSA Options can be exercised by the Optionee until disinterested shareholder approval has been obtained.

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

MAJOR  SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Registrant’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and the Registrant does not have knowledge or access to information about of the beneficial owners thereof.  To the best of its knowledge, the Registrant is not directly or indirectly owned or controlled by a corporation or foreign government.  As of December 31, 2005, the Registrant had unlimited authorized common shares without par value of which 34,078,657 (May 12, 2006 39,078,657)

“Beneficial owner - The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership.  These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities.  A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement.  Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.”

The Registrant’s major shareholders do not have different voting rights from other holders of the Registrant’s common shares.

As of May 12, 2006, directors and officers of the Registrant, owned or controlled an aggregate of 11,664,196 shares (29.8%) of the Registrant.

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

As of May 12, 2006 there were 66 registered shareholders of record holding a total of 39,078,657 common shares of the Registrant.  To the best of the Registrant’s knowledge there were 50 registered shareholders of record with registered addresses in Canada, 10 shareholders of record with registered addresses in the United States and 6 shareholders of record with registered addresses in other countries holding approximately 38,873,110 (99.47%) 202,422 (0.52%) and 3,125 (0.01%) of the outstanding common shares, respectively.  Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect the Registrant or its predecessors during the year ended December 31, 2005, except on December 9, 2002, the Registrant held a Special Meeting whereby the shareholders approved an ordinary resolution of disinterested shareholders authorizing the directors to conclude a proposed agreement between the Registrant and Robak Industries Ltd., a holding company of director John Lepinski to acquire the Getty South property (as to 50%) and 100 % of the Southwest and Central mineral claims (each subject to a 1.5% NSR) for a total of 12.0 million (pre-reversed-split) fully paid common shares.   The transaction received TSX V approval on March 7, 2003 and details of the transaction can be reviewed in the management proxy circular prepared for the December 9, 2002 meeting which is publicly accessible at www.sedar.com.

In 2004, the Board of Directors considered acquiring the remaining 50% of Getty South from Robak.  The board commissioned a valuation of the Robak interest from the same party who carried out the 2002 valuation.  The valuator presented information about his 2002 report that caused the board to re-examine the 2002 transaction.  A committee of the whole of the directors, with the exception of John Lepinski, as an independent review committee, has initiated a thorough review of the historical geological data of the Getty South Property.  To date the board has received nothing that would suggest that the Getty South acquisition should be rescinded.  The board expects the report of the independent review committee will be received in fiscal 2006.

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

On January 24, 2005 Vanguard Shareholder Solutions Inc. initiated a lawsuit against the Registrant claiming $23,041.27 for Investor Services allegedly performed between June 22 and September 30, 2004. After the Registrant advised counsel for Vanguard that the alleged services were never authorized by the Registrant nor by the TSX Venture Exchange, Vanguard discontinued the lawsuit on March 1, 2005.

On January 26, 2005, the Registrant caused its counsel, Stikeman Elliott, to initiate an action in the BC Supreme Court taxing the account of Blake Cassels & Graydon. The hearing for the taxation has been adjourned sine die.

On March 14, 2006, the Company filed for leave of the Supreme Court of British Columbia to issue a Counter Claim against former directors Robert Gardner and Vittorio Preto as well as Ross Glanville and Ross Granville & Associates claiming damages for negligence and breach of fiduciary duties owed to the Company.

On April 25, 2006, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, negligence and damages for breach of duty owed to the Company.

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

THE OFFER AND LISTING

A.

Offer and Listing Details

Trading Markets

TSX Venture Exchange: GTC – Trading in Canadian Dollars (formally GTY prior to share consolidation 2 for 1 March 7, 2003)
	High	Low		High	Low
	($)	($)		($)	($)
Annual			By Quarter
2005	0.19	.07	Calendar 2004
2004	0.80	0.16	First Quarter	0.80	0.60
2003	0.75	0.18	Second Quarter	0.75	0.50
2002	0.40	0.08	Third Quarter	0.70	0.23
2001	0.23	0.03	Fourth Quarter	0.42	0.16

Monthly			Calendar 2005
			First Quarter	0.19	0.10
January, 2006	0.13	0.10	Second Quarter	0.13	0.095
February, 2006	0.14	0.105	Third Quarter	0.105	0.065
March, 2006	0.10	0.085	Fourth Quarter	0.11	0.07
April, 2006	0.105	0.13
May, 2006	0.125	0.09	Calendar 2006
			First Quarter	0.14	0.085

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

ADDITIONAL INFORMATION

A.

Share Capital

The Registrant’s share capital consists of one class only, namely common shares without par value, of which an unlimited number of shares are authorized and 39,078,657  common shares without par value are issued and outstanding as of  May 12th , 2006.  The accompanying audited financial statements provide details of all share issuance effected by the Registrant in the issue price per share for the four previous fiscal years.  There are no shares of the Registrant which are held by or on behalf of the Registrant.  There was a share consolidation on March 7, 2003, on a two old for one new basis.  There were no other changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years.  All common shares of the Registrant rank pari passu for the payment of any dividends and distributions in the event of a windup.

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

2.

HVC Memorandum of Understanding;  - Cancelled December 2004.

3.

December 2003, Flow Through private placement $2,015,000.

4.

December 2004 Private Placement $1,100,000.

5.

May 2005 Private Placement $200,250.

6.

January 2006 Private Placement $500,000.

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

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The Registrant appears to have been a PFIC for the fiscal year ended December 31, 2005, and at least certain prior fiscal years.  In addition, the Registrant expects to qualify as a PFIC for the fiscal years ending December 31, 2005 and may also qualify as a PFIC in future fiscal years.  Each U.S. Holder of the Registrant is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

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

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

H.

Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of the Registrant, 1000 Austin Avenue, Coquitlam, British Columbia V3K 3P1. Copies of the Registrant’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing at SEDAR.com.

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

(c)

Interest Rate Risk and Equity Price Risk

The Registrant is equity financed. The only debt subject to interest rate change risks is the Mortgage on the site office building and core warehouse at Logan Lake, British Columbia. The mortgage is with the vendor ($94,180 @ 7.5%) at May 1, 2006.

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

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Registrant carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2005, being the date of the Registrant’s most recently completed fiscal year.  This evaluation was carried out under the supervision and with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective in timely alerting management to material information relating to the Registrant required to be included in its periodic SEC filings.

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

During the Registrant’s most recently completed fiscal year ended December 31, 2005, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Registrant’s internal control over financial reporting.

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

[RESERVED]

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT.

At the Registrant’s Annual General Meeting held June 12, 2006, the following directors were appointed to the audit committee, Ed Leung CGA, Charles Mitchell LLB, and Corby Anderson Phd, CEng FIChemE.  Edward Leung is a Certified General Accountant and Charles Mitchell is a Corporate Lawyer.  Corby Anderson is a professionally registered engineer with 27 years of experience in process, chemical and metallurgical engineering, engineering services, research, consulting and industrial plant operations.  In the event of any contentious matters, the company would  seek independent advice from a qualified financial expert.

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

The audit fees for the 2005 were $11,000 (2004 - $ 11,000)

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

PART III

ITEM 17

FINANCIAL STATEMENTS THE FOLLOWING ATTACHED FINANCIAL STATEMENTS ARE INCORPORATED HEREIN:

(1)

Auditors’ Reports on the balance sheets as at December 31, 2005, and 2004, and the statements of operations and deficit, and changes in cash flows for each of the three years ended December 31, 2005, 2004 and 2003;

(2)

Balance sheets as at December 31, 2005, and 2004;

(3)

Statements of operations and deficit for each of the three years ended December 31, 2005, 2004 and 2003;

(4)

Statements of changes in cash flows for the periods referred to in (3) above;

(5)

Statements of mineral property interests for the periods referred to in (2) above;

(6)

Notes to the financial statements;

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

AUDITORS' REPORT

To the Shareholders of Getty Copper Inc.

We have audited the consolidated balance sheets of Getty Copper Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

The financial statements for the year ended December 31, 2003 were audited by other auditors who expressed opinions without reservation on those financial statements in their report to the shareholders dated February 12, 2004.

“DeVisser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 27, 2006

GETTY COPPER INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2005

(stated in Canadian dollars)

Contact:   1000 Austin Avenue

Coquitlam, British Columbia

Canada   V3K 3P1

Tel:  604-931-3231

GETTY COPPER INC.

BALANCE SHEETS

 (stated in Canadian dollars)

	As at December 31,
ASSETS	2005	2004
Current
Cash and cash equivalents	$ 156,074	$ 1,529,401
Goods and services tax recoverable	34,801	25,933
Prepaid expenses	25,699	12,698

	216,574	1,568,032

Mineral rights (note 3)	3,508,239	2,660,434

Property, building and equipment (note 4)	162,539	173,669

	$ 3,887,352	$ 4,402,135

LIABILITIES

Current
Accounts payable	$ 534,758	$ 613,384
Loan payable	─	─
Current portion of mortgage payable	2,127	1,976

	536,885	615,360

Mortgage payable (note 5)	92,921	95,048

	629,806	710,408

SHAREHOLDERS’ EQUITY

Share capital (note 7)	16,433,593	16,587,659

Contributed surplus (note 7)	860,726	855,035

Deficit	(14,036,773)	(13,750,967)
Commitments and Contingencies (Note 8)
Subsequent Events (Note 11)	3,257,546	3,691,727

	$ 3,887,352	$ 4,402,135

Approved by the Directors

“Donald R. Willoughby”                            ,  Director, CFO

“John M. Parks”                                          ,  Corporate Secretary

See accompanying notes to financial statements.

GETTY COPPER INC.

STATEMENTS OF OPERATIONS AND DEFICIT

 (stated in Canadian dollars)

	Year Ending December 31,
	2005	2004	2003
Revenue
Rent	$ 748	$ 2,243)	$ 2,242)

Expenses
Amortization	3,291)	4,496)	4,941)
Bank charges & interest	7,166)	206,594)	17,937)
Filing fees	9,729)	25,299)	21,674)
Insurance	1,675)	1,675)	1,577)
Management fees	30,000)	30,000)	30,000)
Marketing & promotion	3,047)	14,906)	10,500)
Office & miscellaneous	18,164)	15,790)	13,622)
Professional fees	496,043)	388,187)	87,174)
Property tax	4,448)	4,151)	4,251)
Rent	6,000)	29,344)	36,424)
Stock option compensation	5,691)	73,069)	14,000)
Telephone	7,426)	8,528)	7,805)
Transfer fees	6,930)	9,783)	10,870)
Travel	12,891)	9,952)	3,678)
Wages & benefits	29,969)	28,677)	47,145)

Interest	(10,528)	(28,144)	(1,080)
Development fees (Note 8)	─)	157,680)	─)
Future income tax recovery	(347,710)	(331,160)	(1,111)
Provision for impairment of exploration costs
Related to mineral rights	─)	─)	96,066)
Loss on disposal of equipment	2,322)	─)	─)
	286,554)	648,827)	405,473)

Net loss	(285,806)	(646,584)	(403,231)

Deficit, beginning	(13,750,967)	(13,104,383)	(12,701,152)

Deficit, ending	$ (14,036,773)	$ (13,750,967)	$ (13,104,383)

Loss per share	$ (0.01)	$ (0.02)	$ (0.02)
Weighted-average number of common shares outstanding	33,592,205	28,042,796)	23,284,342)

See accompanying notes to financial statements.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

(stated in Canadian dollars)

	Year Ending December 31,
	2005	2004	2003
Cash flows used in operating activities
Net loss for the period	$ (285,806)	$ (646,584)	$ (403,231)
Add: Items not involving cash
Amortization – administration	3,291)	4,496)	4,941)
Pr Provision for impairment of exploration
costs related to mineral rights	─	─	94,955)
Future income tax recovery	(347,710)	(331,160)	─)
Stock option compensation expense	5,691)	73,069)	14,000)
Loss on disposal of equipment	2,322)	─	─

Net change in non-cash working
capital balances
Decrease (increase) in goods and services
tax recoverable	(8,868)	(19,644)	21,589)
Decrease (increase) in prepaid expenses	(13,001)	(7,000)	1,903)
Increase (decrease) in accounts payable	(108,907)	155,812)	80,536)

	(752,988)	(771,011)	(185,307)

Cash flows from financing activities
Loan from Freeway Properties Inc.	─	(66,621)	─
Mortgage principal repayments	(1,976)	(1,836)	(1,705)
Warrants exercised	-)	163,000)	365,000)
Private placements, net of issue costs	193,644)	1,093,500)	1,877,525)

	191,668)	1,188,043)	2,240,820)

Cash flows used in investing activities
Acquisition & disposal of equipment	(1,720)	(5)	(1,900)
Exploration costs	(810,287)	(971,548)	(85,246)
Mineral rights	-)	-)	(8,963)

	(812,007)	(971,553)	(96,109)

Increase (decrease) in cash	(1,373,327)	(554,521)	1,959,404)

Cash and short-term investments,
Beginning of year	1,529,401)	2,083,922)	124,518)

Cash and short-term investments,
End of year	$ 156,074)	$ 1,529,401))	$ 2,083,922)

Supplemental disclosure:
	2005	2004	2003
Cash used in operating activities includes:
Interest paid	$ 7,100	$ 150,474	$ 8,586
Interest received	$ 10,528	$ 28,144	$ 1,080

See accompanying notes to financial statements.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

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

i)

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each fiscal year.  Diluted loss per share has not been calculated as it is anti-dilutive when the numerator used in the calculation is a net loss.  For purposes of the calculation of the weighted-average number of common shares outstanding, share consolidations are considered to have occurred on the first day of the earliest fiscal year presented.

j)

Financial instruments

The Company's financial instruments consist of cash and short-term investments, goods and services tax recoverable, accounts payable, and mortgage payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

k)

Cash equivalents

Cash and cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash.

3.

Mineral rights

The Getty mineral rights are contiguous and are located within the Highland Valley, British Columbia mining district covering an area of approximately 200 square kilometres.  Property, building and equipment amortization included in exploration costs during the year ending December 30, 2005 amounted to $7,758 (2004 - $8,415).

As at December 31, 2005, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Assay	$ 35,746	$ 1,143	$ 506,806	$ 66,109	$ 13,971	$ 623,775
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Feasibility study	─	─	161,709	5,000	─	166,709
Geology	791,243	37,303	1,751,793	225,474	157,304	2,963,117
Metallurgy	525	─	693,664	─	─	694,189
Other	730,044	16,436	909,469	139,443	129,648	1,925,040
Total exploration & development costs	$1,745,004	$ 56,789	$8,259,548	$ 893,389	$ 387,882	$11,342,612
Mineral rights acquisition costs	33,210	111,846	352,398	1,069,134	113,883	1,680,470
	$1,778,214	$168,634	$8,611,946	$1,962,523	$ 501,765	$13,023,082
Less: Provision for impairment of deferred costs						$9,514,843
						$3,508,239

As at December 31, 2004, the Company’s historical deferred costs and the current aggregate carrying amount are derived as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Assay	$ 35,746	$ 1,143	441,565	$ 47,809	$ 13,971	$ 540,234)
Drilling	13,770	625	4,060,791	453,304	65,810	4,594,300)
Environmental	173,676	1,282	54,290	4,059	21,149	254,456)
Feasibility study	─	─	161,709	5,000	─	166,709)
Geology	791,243	37,303	1,619,115	161,280	157,304	2,766,245)
Metallurgy	525	─	317,085	─	─	317,610)
Other	721,930	16,332	855,431	132,905	128,655	1,855,253)
Total Exploration & development costs	$1,736,890	$ 56,685	$7,509,986	$ 804,357	$386,889	$10,494,807)
Mineral rights, acquisition costs	33,210	111,846	352,397	1,069,134	113,883	$ 1,680,470)
	$1,770,100	$168,531	$7,862,383	$1,873,491	$500,772	$12,175,277)
Less: Provision for impairment of deferred costs						(9,514,843)
						$2,660,434)

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak Industries Ltd. (“Robak”), a private company controlled by the Company’s president, under certain terms which were not met.  On November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral rights from Robak in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000, the Company agreeing to pay 100% of the costs to place the Getty South mineral rights into production, and a 1-1/2% net smelter royalty in favour of Robak.

In 2004, the Board of Directors considered acquiring the remaining 50% of Getty South from Robak.  The board commissioned a valuation of the Robak interest from the same party that carried out the 2002 valuation.  The valuator presented information about his 2002 report that caused the board to re-examine the 2002 transaction.  An independent committee comprised of all directors except the Company’s president has initiated a thorough review of the historical geological data for the Getty South Property.  To date the board has received nothing that would suggest that the Getty South acquisition should be rescinded.

The Company is pursuing approaches to further develop its mineral rights.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral rights, the Company believes that it may be able to economically develop the mineral rights.  However, Canadian generally accepted accounting principles require that exploration costs related to mineral rights be written-down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, at December 31, 2003 the Company had recorded provisions for impairment of exploration costs in the amount of $9,500,933 and of rights acquisition costs of $13,910.  With the flow though financing obtained in December 2003, funds were available to proceed with the exploration work on the Getty North rights.  Such costs will be deferred from January 2004 until such time as the Company determines if it has economically recoverable reserves, or until exploration ceases and the mineral rights are abandoned.

The Getty mineral rights are subject to a 1-1/2% net smelter return royalty in favour of Robak,

4.

Property, building and equipment

	December 31, 2005
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$ 29,318	$ 28,217	$ 1,101
Computer equipment	95,859	92,832	3,027
Computer software	74,359	74,359	--
Office equipment	53,819	43,851	9,968
Portable buildings	12,112	11,821	291
Building	178,124	52,294	125,830
Land	22,322	--	22,322
	$ 465,913	$ 303,374	$ 162,539

.

	December 31, 2004
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$ 29,318	$ 27,745	$ 1,573
Computer equipment	95,859	90,355	5,504
Computer software	74,359	74,359	--
Office equipment	72,062	59,280	12,782
Portable buildings	12,112	11,697	415
Building	178,124	47,051	131,073
Land	22,322	--	22,322
	$ 484,156	$ 310,487	$ 173,669

5.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2007.

Principal repayments required are as follows:

Dec. 31, 2005
2006	2,127
2007	92,921

$ 95,048

6.

Income taxes

Significant components of the Company's future income tax assets are as follows:

	Dec. 31, 2005	Dec. 31, 2004

Tax value of mineral rights in excess of book value	$ 1,782,000)	$ 1,760,000)
Tax value of capital assets in excess of book value	127,000)	122,000)

	1,909,000)	1,882,000)
Valuation allowance	(1,909,000)	(1,882,000)

	---)	---)

Net operating loss carryforwards	826,000)	812,000)
Valuation allowance	(826,000)	(812,000)

	---)	---)

Net future income tax assets	$ ---)	$ ---)

The Company has determined that realization is not more likely than not and therefore a valuation allowance against all future income tax assets has been recorded.

A reconciliation between the Company's statutory and effective tax rates is as follows:

	2005	2004

Statutory rate	37%	37%
Tax rate change	(2)	(2)
Unrecognized benefit of current year's losses	(35)	(35)

Effective rate of tax recovery	---	---

At December 31, 2005, the Company has approximately $2,321,000 of loss carryforwards which may be available to reduce taxable income in future years.  These losses expire as follows:

2006	236,000
2007	195,000
2008	188,000
2009	228,000
2010	289,000
2011	720,000
2012	465,000
$ 2,321,000

7.

Share capital

a) Authorized: Unlimited number of common shares

b) Issued:	Shares	Amount

Balance at December 31, 2003	27,593,657)	$ 15,662,319)

Shares issued for cash	4,400,000)	1,100,000)
Warrants exercised	750,000)	165,000)
Share issue costs		(339,660)

Balance at December 31, 2004	32,743,657)	$ 16,587,659)

Shares issued for cash	1,335,000)	200,250)
Share issue costs	-)	(354,316)
Balance, December 31, 2005	34,078,657)	$ 16,433,593)

On January 16, 2006, the Company issued 5,000,000 shares at $0.10 per share through a private placement, raising $500,000.  Each unit is comprised of one common share of the Company and a one half common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company for a period of one year at a price of $0.125 in the first six months and $0.15 in the second six months.

On April 15, 2005, the Company issued 1,900,000 incentive stock options exercisable at $0.15 during the period from April 15, 2005 to April 14, 2006: $0.20 during the period from April 15, 2006 to April 14, 2007 and $0.25 during the period from April 15, 2007 to April 14, 2008.

The Company reset the exercise price and reduced the term of 850,000 outstanding incentive stock options to $0.15 during the period from April 15, 2005 to April 14, 2006; $0.20 during the period from April 15, 2006 to April 14, 2007 and $0.25 during the period from April 15, 2007 to April 14, 2008.  Regulatory approval was received May 9, 2005. Disinterested shareholder approval was received at the Company’s annual general meeting which was held on June 27, 2005.

On May 12, 2005, the company completed a private placement of 1,335,000 units.  Each unit consisted of 1 share valued at $0.15 and a full warrant to purchase a further share of common stock for a period of 2 years at a price of $0.20 in the first year and $0.25 in the second year.

On December 7, 2004, the company completed a private placement for gross proceeds of $1,100,000.  Each unit consisted of one share valued at $0.25 and a full warrant to purchase a further share of common stock for a period of two years at a price of $0.30 in the first year and $0.35 in the second year.

Contributed Surplus in the amount of $5,691 (2004-$73,068) was recorded as a result of the Company recognizing stock option compensation expense.

The Company recorded $347,710 (2004-$331,160) in share issue costs as the tax benefit given up due to the recognition of previously unrecorded tax assets to offset the future tax liability recorded on the issuance of flow-through shares.

On December 31, 2003, the Company closed a private placement of 3,100,000 flow-through units at a price of $0.65 per unit.  Each unit comprised one flow-through common share and one-half of one share purchase warrant.  Each whole warrant was exercisable to purchase an additional flow-through share at a price of $0.75 per share until December 30, 2005.  In connection with this private placement, the Company issued 155,000 agent’s share purchase warrants exercisable at a price of $0.75 for a two year period.  The warrants connected to this private placement were not exercised and expired on December 30, 2005.

Warrants outstanding at December 31, 2005:

Number of Warrants	Exercise Price	Expiry Date
4,400,000	0.25	December 7, 2006
1,335,000	0.20 / $0.25	May 12, 2006/07
5,735,000

c)

Stock options

Stock option activity for the year ending December 31, 2005:

	Number of Options	Weighted-Average Exercise Price	Expiry Date Range
Options outstanding at December 31, 2004	2,050,000	0.15*	November 14, 2008
Options granted	2,100,000	0.15*	April 14, 2008
Cancelled	(1,100,000)	0.61	November 14, 2008
Options outstanding at December 31, 2005	3,050,000	0.15*	November 14, 2008

*

The options issued are exercisable at a price of $0.15 per share until April 14, 2006, from April 15, 2006 to April 14, 2007, these options are exercisable at a price of $0.20 per share.  From April 15, 2007 to and including April 14, 2008, these options are exercisable at a price of $0.25 per share.

During 2003, the Company granted 1,950,000 common share incentive options to directors and  employees exercisable at $0.61 per share to November 14, 2008.  The options vest over the 18   month period following the date of grant.  Based upon the Black-Scholes option valuation model,   a risk-free market rate of 3% and a volatility of 7%, the estimated compensation cost related to   the options granted is approximately $100,000 of which $5,691 (2004 – $63,830) was recognized during the year.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option.  Changes in these   assumptions can materially affect the fair value estimate and therefore it is management’s view   that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants and warrant issuances.

8.

Commitments and contingencies

•

The Company is committed to make aggregate monthly payments of $13,000 (2004 - $3,000) to related parties for management fees, rent and legal fees.

•

In the first quarter of 2005, former directors Robert Gardner and Vittorio Preto filed a Third Party action against the Company claiming an indemnity in respect of all costs, charges and expenses reasonably incurred by them in defence of a lawsuit brought November 24, 2004 against them by Robak. The Company filed a Defence to the claim insisting that Gardner and Preto are not entitled to indemnification, asserting that these directors did not act with a view to the best interests of the Company and otherwise did not discharge the fiduciary and other duties they owed to the Company as directors. The Company considers this claim to be without merit and that any loss to the Company as a result of this claim is underminable at this time.

•

The Company may be faced with significant legal fees in the future as a result of events related to the review of the 2002 Mineral Property Interest Sales Agreement.

•

The Company initiated a lawsuit on November 10, 2005 in the Supreme Court of British Columbia against former directors Robert Gardner and Vittorio Preto for the recovery of $120,000 USD which the Company claims was inappropriately, without board approval, and contrary to the Company’s banking resolution removed from the Company’s bank account during 2004.  The amount claimed is currently reflected as Development fees in the Company’s December 31, 2004 financial statements, and no provision for its future recovery has been recorded.

Refer also to note 11.

9.

Related party transactions

In addition to transactions described elsewhere in these financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Exploration costs incurred	$ Nil Nil	$ 52,763	9,225
Accounts payable	$ 28,702	$ 36,088	199,527
Loan from Freeway Properties Inc.	$ Nil	$ NIL	66,621

Expenses:
Interest	$ Nil	$ 8,591	8,591
Management fees	$ 30,000	$ 30,000	30,000
Professional fees	$ 192,241	$ 75,851	16,766
Rent	$ 6,000	$ 6,000	6,000

These transactions are in the normal course of operations and are measured at fair value as determined by management.

10.

United States accounting principles

The financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ from those principles that the Company would have followed had its financial statements been prepared in accordance with GAAP in the United States. Differences which materially affect line items in the financial statements are in respect to:

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

Statements of Operations and Deficit	Year Ended December 31,
	2005	2004	2003
Net loss under Canadian GAAP	$ (285,806)	$ (646,584)	$ (403,231)
Effect of exploration costs	(847,805)	(979,963)	(1,208,963)
Effect of recognizing costs arising on the release of shares from escrow	─)	─)	(73,125)
Net loss under US GAAP	(1,133,611)	(1,626,547)	(1,685,319)
Deficit, beginning of year under US GAAP	(20,176,333)	(18,549,786)	(16,864,467)
Deficit, end of year under US GAAP	(21,309,944)	$(20,176,333)	$ (18,549,786)
Loss per share under US GAAP	$ 0.034)	$ 0.058)	$ 0.072)

Balance Sheets
December 31, 2005	Canadian GAAP	US Adjustments	US GAAP
Current assets	216,574	─)	216,574)
Mineral rights	3,508,239	(3,508,239)	─)
Property, building and equipment	162,539	─)	162,539)
	3,887,352	(3,508,239)	379,113)
Current liabilities	536,885	─)	536,885)
Other liabilities	92,921	─)	92,921)
Share capital	16,433,593	1,774,000)	18,207,593)
Contributed surplus	860,726	1,990,932)	2,851,658)
Deficit	(14,036,773)	(7,273,171)	(21,309,944)
	3,887,352)	(3,508,239)	379,113)

December 31, 2004	Canadian GAAP	US Adjustments	US GAAP
Current assets	$ 1,568,032)	$ ─)	$ 1,568,032)
Mineral rights	2,660,434)	(2,660,434)	─)
Property, building and equipment	173,669)	─)	173,669)
	$ 4,402,135)	$ (2,660,434)	$ 1,741,701)
Current liabilities	$ 615,360)	$ ─)	$ 615,360)
Other liabilities	95,048)	─)	95,048)
Share capital	16,587,659)	1,774,000)	18,361,659)
Contributed surplus	855,035)	1,990,932)	2,845,967)
Deficit	(13,750,967)	(6,425,366)	(20,176,333)
	$ 4,402,135)	$ (2,660,434)	$ 1,741,701)

Statements of Cash Flows	Years Ended December 31
	2005	2004	2003
Canadian GAAP – Cash used in operating activities	(952,998)	$ (771,011)	$ (185,307)
Exploration costs expensed under U.S. GAAP	(810,287)	(971,548)	(94,209)
US GAAP – Cash used in operating activities	(1,763,285)	(1,742,559)	(279,516)
Canadian GAAP – Cash used in investing activities	(812,007)	(971,553)	(96,109)
Exploration costs expensed under U.S. GAAP	810,287)	971,548)	94,209)
US GAAP – Cash used in investing activities	1,720)	$ (5)	$ (1,900)

11.

Subsequent events

In addition to items disclosed elsewhere in these notes, the following has occurred during the period subsequent to December 31, 2005:

•

The Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. The outcome of this claim is presently undeterminable and the financial statements reflect no provisions in respect to it.

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

Exhibit Number	Document Description	Page Number
1.1†	Certificate of Incorporation of Getty dated September 23, 1985.	June 1998
1.2†	Certificate of Change of Name dated November 12, 1992.	June 1998
1.3†	Bylaws of Getty dated September 23, 1985.	June 1998
4.4†	Agreement of Purchase and Sale (Getty North) dated June 30, 1992, between Getty, Robak Industries Ltd. and Masco Capital Inc.	June 1998
4.5†	Property Amending Agreement between Getty, Robak Industries Ltd. And Masco Capital Inc. dated September 30, 1992.	June 1998
4.6†	Getty Southwest Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.7†	Amendment to Getty Southwest Mineral Property Transfer Agreement dated August 14, 1996, between Getty and Robak Industries Ltd.	June 1998
4.8†	Getty South Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.9†	Amendment to Getty South Mineral Property Transfer Agreement dated August 14, 1996 between Getty and Robak Industries Ltd.	June 1998
4.10†	Getty Central Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.11†	Amendment to Getty Central Mineral Transfer Agreement dated August 14, 1996 between Getty and Robak Industries Ltd.	June 1998
4.12†	Option Agreement (Transvaal Property) dated October 15, 1996, between Getty and Globe Resources Inc.	June 1998
4.13†	Joint Venture Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.14†	Amendment to Joint Venture Agreement dated August 14, 1996, between Getty and Robak Industries Ltd.	June 1998
4.15†	Joint Venture dated October 15, 1996, between Getty and Globe Resources Inc.	June 1998
4.16†	Management Agreement dated July 1, 1995, between Getty and Freeway Properties Inc.	June 1998
4.17†	Incentive Stock Option Agreements dated June 9, 1995, between Getty and various Optionees.	June 1998
4.25†	Escrow Agreement (BC) dated October 29, 1985 between Getty, Getty’s shareholders, and Yorkshire Trust Company of Canada.	June 1998
4.26†	Escrow Agreement (BC) dated June 1, 1993 between Getty, Robak Industries Ltd., Masco Capital Inc., and Montreal Trust Company of Canada.	June 1998
4.27†	KHA Resource Modeling Inc. Memo Report on Getty North dated December 18, 1997.	June 1998
4.28†	Consent of KHA Resource Modeling Inc. dated December 17, 1997.	June 1998
4.29†	Bill of Sale Absolute dated April 11, 1998 between Robak Industries Ltd. and Getty.	June 1998
4.30†	Escrow Release	June 1999
4.31†	Mineral Property Interest Sale Agreement November 8, 2002	July 2004
4.32†	Letter from Computershare, Escrow Release August 25, 2003	July 2004
4.33†	Highland Valley Copper – Memorandum of Understanding December 18, 2003	July 2004
4.34†	Flow Through Private Placement Agreement December 2003	July 2004
4.35†	Genco Transvaal Sales Agreement	July 2004
4.36†	June 2004 Private Placement $300,000	July 2004
12.01†	Certification of Chief Executive Officer	July 2004
12.02†	Certification of Chief Financial Officer	July 2004
13.01†	Certification – Vittorio Preto	July 2004
13.02†	Certification –Donald Willoughby	July 2004
4.37†	Private Placement Subscription Agreement May 2005	August 2005
14.01†	Certification –Jean Jacques Treyvaud	August 2005
14.02†	Certification –Donald Willoughby	August 2005
15.01†	Audit Report – December 31, 2003	December 2005
15.02†	Audit Report – December 31, 2002	December 2005
15.03†	Audited Financial Statements – December 31, 2004	December 2005
16-.01	Audit Report – December 31, 2005	June 2006
16.02	Certification –Jean Jacques Treyvaud	June 2006
16.03	Certification –Donald Willoughby	June 2006
16.04	Private Placement Subscription Agreement January 2006	June 2006

____________________________

† Previously filed.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GETTY COPPER INC.

Per:

“Jean Jacques Treyvaud”

Jean Jacques Treyvaud
President,

DATED:

June 30, 2006

UNIT SUBSCRIPTION AGREEMENT
(for TSX-VE Listed Issuers without an Offering Memorandum)

TO:	GETTY COPPER INC. (the “Issuer”) 1000 Austin Avenue, Coquitlam, B.C., Canada V3K 3P1

RE:

Purchase of $ 0.10 Units (each a common share and a half warrant of the Issuer)

REFERENCE DATE:

December 29, 2005

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

(Name of Investor – please print)	Number of Units:

(Signature of Investor)

(Official Capacity or Title of Signatory, if Investor is not an individual – please print)

(Please print name of individual whose signature appears above if different than the name of the name of the Investor printed above.)

(Investor’s Address)	Aggregate Subscription Price for Units: Payable to: “John M. Parks, Barrister & Solicitor, in Trust”
(Investor’s Telephone Number and Fax Number) Investor’s E-Mail Address
REGISTER the Units as set forth below(1) Name Account reference, if applicable Address	DELIVER the Units as set forth below: Name Account reference, if applicable Contact Name Address Telephone Number

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

Purchase of Cdn $0.10

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

“Offering” means the sale by the Issuer of up to 5,000,000 Units of the Issuer on the terms set forth in this Agreement;

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

“U.S. Person” means a U.S. Person as defined in Regulation S;

“U.S. Securities Act” means the Securities Act of 1933, as amended, of the United States of America;

“Warrant” means the half Share purchase warrant to be issued by the Issuer as part of each Unit, each of which is exercisable to acquire an additional half Share of the Issuer for a 12-month period after the Closing Date at a price of $0.125 during the first 6 months and $0.15 during the second 6 months.

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

Form 52-109F1 Certification of Annual Filings

I, Jean Jacques Treyvaud Ph.D Econ., CEO of Getty Copper Inc. certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual Filings of Getty Copper Inc. (the issuer) for the period ending December 31, 2005;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

 (b)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

Date: April 27, 2006

“Jean Jacques Treyvaud”

Jean Jacques Treyvaud

Chief Executive Officer, Director

Form 52-109F1 Certification of Annual Filings

I, Don Willoughby FCA, CFO of Getty Copper Inc., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual Filings of Getty Copper Inc. (the issuer) for the period ending December 31, 2005;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

 (b)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

Date: April 27, 2006

“Don Willoughby”

Don Willoughby

Chief Financial Officer, Director