Form 20-F
period 2006-12-31
GETTY COPPER INC
filed 2007-07-17
CIK 1052204

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006 (with other information to May 31, 2007 except where noted)
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Number of outstanding shares of Getty Copper Inc.’s only class of capital stock as at December 31st, 2006 was

49,078,657 Common Shares Without Par Value. (number outstanding on May  31st, 2007 is 67,016,157 )

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

[x]

No

[ ]

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 [ ]    Item 18 [ ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

 Click here for printer-friendly PDF version.

T A B L E O F C O N T E N T S

Page

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    1

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

    1

ITEM 3

KEY INFORMATION

    1

ITEM 4

INFORMATION ON THE REGISTRANT

    6

 ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

    24

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

    28

ITEM  7

MAJOR  SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

    32

ITEM  8

FINANCIAL INFORMATION

    33

ITEM  9

THE OFFER AND LISTING

    34

ITEM  10

ADDITIONAL INFORMATION

    35

ITEM  11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    45

ITEM  12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    46

ITEM  13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    46

ITEM  14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS  46

ITEM  15

CONTROLS AND PROCEDURES

    46

ITEM  16

[RESERVED]

    47

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

    47

ITEM 16B

CODE OF ETHICS

    47

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

    47

ITEM 16D

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

    47

ITEM 17

FINANCIAL STATEMENTS

    47

ITEM 18

FINANCIAL STATEMENTS

    48

ITEM 19

EXHIBITS

    48

PART 1

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable (this is an Annual Report only).

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is an Annual Report only).

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

The following constitutes selected financial data for Getty Copper Inc. (“Registrant”) for the last five fiscal years ended December 31, 2006, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles (“GAAP”) and United States GAAP, including a restatement of prior years’ figures due to a change in accounting policy with respect to exploration expenditures (see also the accompanying audited financial statement as of December 31, 2006 and for the previous year ended December 31).

(Cdn$)
Balance Sheet Data	2006	2005	2004	2003	2002
Total assets according to financial statements (CDN GAAP)(1)	4,572,683	$ 3,887,352	$ 4,402,135	$ 3,962,955	$ 830,830
Total Assets (US GAAP)(2)	696,528	$ 379,113	$ 1,741,701	$ 2,282,484	$ 359,323
Total liabilities	871,256	$ 629,806	$ 710,408	$ 623,053	$ 544,223
Share capital	18,014,384	$ 16,433,593	$ 16,587,659	$ 15,662,319	$ 12,219,794
Deficit (CDN GAAP)	$(15,173,683)	$(14,036,773)	$(13,750,967)	$(13,104,383)	$(12,701,152)
Deficit (US GAAP)	$(22,814,770)	$(21,309,944)	$(20,176,333)	$(18,549,786)	$(16,864,467)

(Cdn$)
Period End Balances (as at)	2006	2005	2004	2003	2002
Working capital (deficiency)	(329,618)	$ (320,311)	$ 952,672	$ 1,569,880	$ (91,736)
Equipment, net	154,890	$ 162,539	$ 173,669	$ 186,575	$ 199,325
Mineral property interests (CDN GAAP)	3,876,155	$ 3,508,239	$ 2,660,434	$ 1,680,471	$ 471,508
Mineral property interests (US GAAP)	$ NIL	$ NIL	$ NIL	$ NIL	Nil
Shareholders’ equity	$ 3,701,427	$ 3,257,546	$ 3,691,727	$ 3,339,902	$ 286,608
Share Capital (CDN GAAP)	18,014,384	$ 16,433,593	$ 16,587,659	$ 15,662,319	$ 12,219,794
Share Capital (US GAAP)	19,788,384	$ 18,207,593	$ 18,361,659	$ 17,436,319	$ 13,993794
Number of outstanding Shares	49,078,657	34,078,657	32,743,657	27,593,657	33,487,313

No cash or other dividends have been declared.

(Cdn$)
Statement of Operations Data	2006	2005	2004	2003	2002
Investment and Other Income	$ 17,061	$ 11,276	$ 30,387	$ 3,322	$ 976
General and administrative expenses	$ 1,153,971	$ 297,082	$ 676,971	$ 406,553	$ 251,603
Exploration Expenditure	$ 367,916	$ 847,805	$ 979,963	$ 96,066	$ 40,275
Loss according to financial statements (CDN GAAP)	$ (1,136,910)	$ (285,806)	$ (646,584)	$ (403,231)	$(250,936)
Loss according to financial statements (US GAAP)	$ (1,504,826)	$ (1,133,611)	$ (1,626,547)	$ (1,685,319)	$(250,936)
Loss from continuing operations per Common Share	$ (0.03)	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.02)
Loss per Share (US GAAP)(2)	$ (0.035)	$ (0.034)	$ (0.058)	(0.072)	$ (0.017)

Notes:

(1)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off.  The Registrant has expensed the exploration costs as incurred until December 31 2003, which is consistent with U.S. GAAP, whereby all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.  Such costs will be deferred from January 2004 until such time as the company determines it if it has economically recoverable resources or until the exploration and development ceases and/or the mineral calms are abandoned.

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

	May 2007	April 2007	March 2007	February 2007	January 2007	December 2006
High	1.1087	1.1583	1.1810	1.1852	1.1824	1.1652
Low	1.0794	1.1068	1.1530	1.1586	1.1647	1.1415
Average for Period	1.0951	1.1350	1.1682	1.1710	1.1763	1.1532

	2006	2005	2004	2003	2002
End of Period	1.16	1.16	1.21	1.29	1.58
Average for Period	1.13	1.21	1.30	1.40	1.57
High for Period	1.17	1.26	1.39	1.58	1.61
Low for Period	1.10	1.15	1.18	1.29	1.51

On May 23, 2007, the Federal Reserve noon rate for Canadian Dollars was US$1.00: Cdn$1.0816.

B.

Capitalization and Indebtedness

Not applicable (this is an Annual Report only).

C.

Reasons for the Offer and Use of Proceeds

Not applicable (this is an Annual Report only).

D.

Risk Factors

Need for Additional Financing.  Notwithstanding what has been raised from a private placement financing in May 2007 and in light of recent court settlements and ongoing legal expenses, further financing will be required to meet its planned commitments for the year ending December 31, 2007. The exploration and development of the Registrant’s properties depend on the Registrant’s ability to obtain additional financing through joint ventures, debt financing, equity financing or other means.  The Registrant is currently pursuing financing opportunities to meet its administration costs. If the Registrant is unable to raise additional capital it will need to curtail its operations and the Registrant may be materially adversely affected.

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

The Registrant’s Directors and Officers are Part-Time and Serve as Directors and Officers of Other Companies. At May 31, 2006, Directors of the Registrant, Jean Jacques Treyvaud and Corby Anderson also serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Registrant. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors’ duties to the Registrant and their duties to the other companies on whose boards they serve, the directors and officers of the Registrant expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate. The success of the Registrant and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its board of directors.

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

Legal Proceedings. The Registrant is subject to two legal actions in the Province of British Columbia, Canada.  The Registrant believes its claims will succeed before the court. See Item 8 for information regarding current legal proceedings.

Possible Litigation.  It is possible as a result of the board’s review of the 2002 mineral property acquisition that negotiations may be necessary to resolve any disputes, which may arise between the Registrant and Robak.  If these negotiations are not successful litigation could result which may impact the company’s outstanding shares or the company’s interest in the Getty South Mineral Properties.  While litigation generally has an adverse effect on a company, management believes it is premature to suggest a likelihood of litigation or its possible outcome at this time.  See Item 7B & 8A.

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

6.

The Registrant’s principal capital expenditures (there have been no material divestitures) over the three fiscal years ended December 31, 2006 are as follows:

Year	Exploration Deferred	Capital Assets
(i) Amounts Deferred (capitalized or invested) during the year
2006	367,916	1,493
2005	$847,805	$2,240
2004	$ 979,963	$1,005
(ii) Amounts Expensed as Exploration Expenses
2006	NIL	NIL
2005	NIL	NIL
2004	NIL	NIL

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

B.

Business Overview

The Registrant is a natural resource company engaged in the acquisition and exploration of natural resource properties. The Registrant has an interest in several resource properties in Highland Valley, British Columbia, Canada and intends to seek and acquire additional properties worthy of exploration and development.  The Highland Valley area is a historic copper producing area, and the Registrant’s principal properties are in this mineralized area. The Registrant's long term objective is to develop and place its Getty Copper Project properties into commercial production.  The Registrant’s properties cover approximately 210 sq. km. (84 sq. miles) of contiguous claims in the Kamloops Mining Division of British Columbia, Canada. The Registrant's properties are currently in the exploration stage of development, and the Registrant's short term plans are to continue exploration activities to determine if sufficient mineralization exists to justify a feasibility study in respect of establishing parameters for possible future commercial production.  In 2005, the Registrant's commissioned a metallurgy test program of its copper sulphide and copper oxide samples at SGS Lakefield Research Limited in Lakefield, Ontario.  The test program determined the leach parameters and optimum chemistry for leaching copper form the Registrant’s resource samples which had been forwarded to Lakefield.  The second part of the program, continuing into 2006 confirmed the solvent extraction electrowinning (SX-EW) parameters.  This was a precondition of the express corporate goal of putting the Registrant’s copper deposits into production.

C.

Organizational Structure

The Registrant is based in British Columbia, Canada.  The Registrant operates directly and has no material subsidiaries.

D.

Property, Plants and Equipment

The registrant owns land and building in Logan Lake, British Columbia.  This property is encumbered by a first mortgage in the amount of $91,987.24 as of May 1, 2007.  These premises are used for core storage, field offices and vehicle storage.  For details of the Registrant’s mineral properties, see Getty Copper Project below.

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

Compression	A system of forces or stresses that tends to decrease the volume or shorten a substance.
Condemnation Drill Holes	Holes drilled to test for the nonexistence of mineral deposits beneath an area designated for plant site or other infrastructure.
Conglomerates	A coarse-grained clastic sedimentary rock, composed of rounded to subangular fragments, set in a fine-grained matrix.

Cretaceous	A geological period between 66 and 135 million years ago and which identifies the formation date of strata (see Mesozoic).
Cross-cut	An underground mine opening driven perpendicular to a body of mineralization.
Cryptocrystalline	Said of the texture of a rock consisting of crystals that are too small to be recognized and separately distinguished even under the ordinary microscope.
Currency	All currency amounts are stated in Canadian dollars unless otherwise indicated.
Electrum	A naturally occurring, deep-yellow to pale-yellow alloy of gold with silver.
Epithermal	Type of mineral deposit formed at low temperature, 50 - 200°C, usually within 1 km of the earth’s surface, often as structurally controlled veins.
Felsic	Field term used to describe a light coloured igneous rock, generally containing abundant feldspar and quartz.
Gangue	The valueless rock or mineral aggregates in an ore.
Gossan	A rust coloured iron oxide deposit found in the upper parts of veins or forming a cap overlying sulphide mineralization. Results from the oxidation and removal of sulphur and other metals.
gpt (or g/t)	Grams per tonne.
Granodiorite	A group of coarse-grained plutonic rocks intermediate in composition containing quartz, plagioclase, and potassium feldspar, with biotite and hornblende.
Hydrothermal Alteration	The chemical and mineralogical changes in rock brought about by the addition or removal of materials by hydrothermal fluids (for example, silicification).
Igneous	Meaning a rock or mineral that solidified from molten or partly molten material.
Intrusive	A rock formed by the process of emplacement of magma in pre-existing rock.
Lillianite	A steel-gray lead-bismuth-sulfide mineral.
Lithology	The description of rocks on the basis of such characteristics as color, mineralogic composition, and grain size.
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

The following table is a breakdown of the Registrant’s deferred exploration and development costs on the Getty Copper Project to the dates indicated:

December 31,
Activity	2006	2005	2004	2003
Drilling	4,715,326	$ 4,715,326	$ 4,594,299	$ 4,207,932
Environmental	254,456	254,456	254,454	254,454
Feasibility Study	166,709	166,709	166,709	166,709
Geoscience	2,986,698	2,963,117	2,766,245	2,426,207
Metallurgy	1,059,514	694,189	317,610	228,085
Assay	623,775	623,775	540,235	475,832
Other Costs	1,904,050	1,925,040	1,855,254	1,755,624
Provision for impairment	(9,514,843)	(9,514,843)	($9,514,843)	($9,514,843)
Totals	$2,195,685	$1,827,769	$ 979,963	$ NIL

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

Planned exploration for 2007

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

Prior to the end of the year, the Registrant intends, subject to financing, to commission a preliminary feasibility study to investigate the viability of proceeding to the production phase.

(a)

Getty North Property

Exploration

Prior to the acquisition of the Getty North Property by the Registrant from Robak and Masco, Robak held the Getty North Property for approximately two decades. During that period, in excess of $350,000 was spent on exploration work on the property consisting of silt and soil sampling, trenching and bulk sampling. Since the date of the Registrant’s acquisition of the Getty North Property to December 31, 2006, the Registrant has completed $8,589,803  of exploration work on the property, consisting of aerial photographic surveys and base map production, diamond drilling, geological mapping, assaying, induced polarization and magnetics geophysical surveys, soil geochemical surveys, metallurgical testing, and resource calculations.

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

The Registrant commissioned W.J. McMillan, Ph.D., P.Eng. to complete a Canadian Securities Administrators National Instrument 43-101 compliant Report which was completed February 27, 2003 on the Getty Copper Property.   He reviewed all pertinent documentation and described his observations where applicable and appropriate on all portions of the property including the Getty North and other deposits, including earlier resource calculations and economic evaluations completed by independent qualified professional engineers.  Although accepted by the TSX Venture Exchange as a NI 43-101 compliant technical report, the BC Securities Commission has advised the Registrant that it does not consider the McMillan Report as NI 43-101 compliant. The Registrant has commissioned a NI 43-101 compliant resource estimate for Getty North and its completion is anticipated before the end of quarter three.

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

The Registrant, in 2005, embarked on a metallurgy test program of its copper sulphide and copper oxide samples at SGS Lakefield Research Limited in Lakefield, Ontario. The test program determined the leach parameters and optimum chemistry for leaching copper from Getty’s resource samples which have been forwarded to Lakefield. Additionally the Registrant contracted with Innovat Limited of Ontario to test the viability of using Innovat’s proprietary continuous vat leaching system to extract copper from the samples provided to Lakefield.. The pilot plant testing confirmed the viability of the Innovat continuous vat leaching system and the Issuer has negotiated a non-exclusive licence to commercially exploit the technology.

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

The Registrant has completed initial exploration work of its own on the Getty South Property, including aerial photographic surveys and base map production, drilling, trenching, assaying, geophysical, geochemical and geological work, at a cost of $920,130 to December 31, 2006.

On June 18, 2007 Vector Engineering of Sacramento, California delivered a NI 43-101 compliant technical report on the Getty South deposit. The report discloses an inferred resource estimate of 28.16 million tonnes, having a grade of 0.47% copper at a cut off grade of 0.20% copper.

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

Planned Exploration for 2007.

Subject to financing and board approval, a budget of $250,000 has been proposed to complete a recommended initial trenching and drilling program on the Getty South Deposit.

(c)

Getty Central Property

The Registrant has completed initial exploration work of its own on the Getty Central, including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2006 of $57,411for the Getty Central Property.

Exploration

The Getty Central Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property.   No exploration expenditures are planned in 2007

d)

Getty Southwest Property

Exploration

The Registrant has completed initial exploration work of its own on the Southwest Property including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2006 of  $389,204.

The Getty Southwest Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property.  No exploration expenditures are planned in 2007

Drilling

In 2004, HVC completed 6 diamond drill holes following up geological and IP targets.  No potentially economic mineralization was encountered.  Part of a large post mineral Eocene volcanic center was defined.

 (e)

Getty Northwest Property

The Getty Northwest Property is comprised of 142 mineral claims acquired by the Registrant by staking. These claims are subject to a 1.5% net smelter return royalty reserved in favour of Robak.

The Getty Northwest Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property. The Registrant has not planned any exploration on the property for 2007, and any plans to develop a new mine on the property would be based on a full-scale feasibility study, if any, to determine the commercial feasibility of a mining operation on the property.

Exploration History

The Registrant has completed initial exploration work of its own on the Getty Northwest Property, including aerial photographic surveys and base map production, drilling, geochemical soil sampling, prospecting, geophysical surveys and geological mapping, at a cost to December 31, 2006 of $$1,753,950.  HVC in 2004 completed a large line cutting and IP program over the area.

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

Planned Exploration for 2007

No exploration expenditures are planned in 2007

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

The Registrant does not believe that it is significantly impacted by the effects of inflation and the Canadian dollar has fluctuated in a relatively narrow band to the United States dollar (US$1.00: Cdn$1.10 to $1.27) during these three years.  The Registrant has not been significantly affected by government economic, fiscal, monetary or political policies and the outlook for the Registrant’s assets primarily relate to the outlook for gold and copper. For information relating to the historical prices for copper and gold, see “Trend Information” below.

Operating Results – Fiscal 2006 Compared with Fiscal 2005

At December 31, 2006, the registrant had working capital deficit of $329,618 compared to working capital of $320,311 at December 31, 2005.  The decrease in working capital can be attributed directly to expenditure paid during the year.  The Registrant has no source of income other than interest earned on funds held in term deposits and rent received for a portion of the Logan Lake office.  Current liabilities at December 31, 2006 increased to $871,256 from $536,885 at December 31, 2005, due to recognizing the mortgage payable of $92,921 as current liability as it was up for renewal on October 1, 2007.  Subsequent to the year-end the registrant renewed the mortgage with the same terms (7.5% per annum, monthly payments of $756), and is repayable on October 1, 2012.  Also two private placements were completed during the year 2006, whereby the company issued 15 million units for cash, 10 million at $0.11 and 5 million units at $0.10., resulting in gross proceeds of $1,600,001.  Each unit is comprised of one common share and a half warrant, entitling the holder of each whole warrant to purchase an additional share. (See financial activities below).  Legal fees and the metallurgy testing program carried out at SGS Lakefield absorbed a significant part of the capital during the year.

Net deferred exploration expenditures incurred during the year ended December 31, 2006,  $367,916, compared to $847,805 spent during the year ended December 31, 2005.

Shareholder equity increased to $3,701,427 during the year ended December 31, 2006 from $3,257,546 December 31, 2005 due to private placements, the Registrant has no source of income other than interest earned on funds held in a term deposit and rent received for a portion of the Logan Lake office.

The Registrant earned $13,104 in interest income for the year ending December 31, 2006 compared to $10,528 at December 31, 2005.

During the year ended December 31, 2006 the Registrant earned $3,957 rental income for a portion of office space located in Logan Lake, British Columbia, compared to $748 during the previous year ending December 31, 2005.  The tenants were only in the building for a portion of the year ending December 31, 2005.

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

Liquidity and Capital Resources

On January 18, 2006, the registrant completed a private placement of 5,000,000 units.  Each unit consisted of one share valued at $0.10 and one-half share purchase warrant certificates, exercisable for one year at a price of $0.125 in the first six months and $0.15 in the second six months.  . These warrants were extended to January 16, 2008 at a price of $0.15.  During May 2007,  50.000 whole warrants were exercised at $0.15 per share, providing proceeds of $7,500

On July 7, 2006, the Company completed a private placement and issued 10,000,000 units at $0.11 for gross proceeds of $1,100,000.  Each unit is comprised of one common share and one common share half-warrant, entitling the holder of each whole share purchase warrant to purchase an additional one common share of the Company for a period of 6 months (expiry date was extended to July 7, 2008 from January 7, 2007) at a price of $0.15.  No finder’s fees or commissions were paid.  Proceeds from the private placement were used to fund the Company’s exploration and development programs, to pay ongoing legal expenses and for general working capital.  As of May 31, 2007  no warrants were exercised.

On May 1, 2007, the TSX Venture  Exchange accepted for filing the company’s proposal to issued 4,937,500 shares at a deemed value of 10 cents per share to settle outstanding debt for $493,750.

On May 7, 2007 the TSX Venture Exchange accepted the Company’s non-broker private placement of 13,000,000 units for gross proceeds of $1,300,000.  Each unit, at a price of $0.10, is comprised of one common share and one half-share purchase warrant, each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.15 per share for a period of 12 months from closing of the private placement.  All securities issued will be subject to a four-month hold period from the date of closing.  The number of outstanding shares after this private placement is 67,016,157.

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

Fiscal 2006 Compared with Fiscal 2005

As at March 31, 2007, the Registrant’s cash and short term investments was $317,369.

The Registrant’s cash and short-term investments at December 31, 2006 were $498,055 compared to $156,074 at December 31, 2005.  The decrease is due to exploration spending during the year and administrative and legal expenses, (see item 8, Legal Proceedings). Aside from cash and short-term investments, the Registrant has no material unused sources of liquidity.

Fiscal 2005 Compared with Fiscal 2004

As at March 31, 2006, the Registrant’s cash and short term investments was $287,185.

The Registrant’s cash and short-term investments at December 31, 2005 were $156,074 compared to $1,529,401 at December 31, 2004.  The decrease is due to exploration spending during the year and administrative and legal expenses, (see item 8, Legal Proceedings). Aside from cash and short-term investments, the Registrant has no material unused sources of liquidity.

Financial Instruments

The Registrant financed its activities from 1985 through 2006 primarily through the issuance of equity shares through private and public distributions. Certain of these financings were structured as “flow through” to provide a Canadian income tax incentive to make the securities more attractive. The Income Tax Act (Canada) provides certain incentives to encourage exploration on Canadian resource properties including the deductibility of a defined class of “Canadian Exploration Expenses” and “Canadian Development Expenses” which provide deductible pools of resource expenditures deductible against other sources of income.  The Registrant keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are currently excess to the Registrant’s needs are invested in government of Canada or like debt obligations and other short term near cash investments pending the need for the funds.

The Registrant does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds. As of the fiscal 2006 year end, the Registrant estimates that the cost of maintaining its corporate administrative activities at approximately $30,000 exclusive of legal fees per month. Accordingly, the Registrant’s management estimate that a minimum of $360,000 will be needed to maintain its corporate status and assets over the ensuing two-year period and the Registrant has current working capital deficit at March 31, 2007 of $611,362 which is not adequate to ensure continued viability over this period of time.

Research Expenditures

The Registrant is a resource expenditure based corporation and accordingly does not have a program of intellectual property development or patenting or licensing issues.

Trend Information

In 2007 the Registrant’s planned exploration program and increased legal expenses will deplete funds generated from the May 2007 private placement.  Increased legal expenses will result in higher general and administrative expenses during 2007 and will increase the loss to be reported for that fiscal period.

As a mineral exploration company, the Registrant’s activities are somewhat cyclical as metals prices have traditionally been cyclical in nature. The basic trend through the last few years for metal prices has been positive, and the recent gold price trend has continued to be positive. Copper is a commodity metal used extensively in the housing and automotive industries and accordingly, demand for copper varies directly with general economic conditions. Although the Registrant’s management is not in a position to forecast economic trends, it is aware that as of May 2007 widely read business periodicals continue to predict a variety of economic conditions which indicate that a  the price of copper or gold will in all likelihood be tied to the economy.

The price of copper has significantly improved since 2004 as a result of increasing consumption and decreasing stocks.  Recent widely read business journals predict that metal prices in 2007 should continue at current levels due to simple supply and demand dynamics.

 ITEM 5.E – OFF-BALANCE SHEET ARRANGEMENTS.

Not Applicable

ITEM 5.F – TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The Registrant is committed to make monthly payments of $18,000 to related parties for management fees, rent and legal fees.

Total

less than a year

1-3 years

Rent

$ 6,000

─

$ 6,000

Management Fees

$30,000

─

$30,000

Legal Fees

$45,000

$45,000

Nil

ITEM  6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management as of May 25, 2007

Name, Position and Place of Residence	Period a Director of the Issuer	Shares Beneficially Owned or Controlled(1)
John B. Lepinski Managing Director Coquitlam, British Columbia	June 30, 1992 to date	18,311,241 Shares 2,202,273 Warrants
Donald R. Willoughby FCA Chief Financial Officer, Director Vancouver, British Columbia	June 30, 1992 to date	270,000 Shares
Jean-Jacques Treyvaud PhD Econ President, Director Beloeil, Quebec	September 18, 1997 to date	NIL
John M. Parks, LLB, B.Comm General Counsel, Corp. Secretary, Director North Vancouver, British Columbia	November 26, 2004 to date	325,000 Shares 200,000 Warrants
Charles Mitchell, LLB Director Edmonton, Alberta	November 30, 2004 to date	NIL
Edward Leung, CGA Director Vancouver, British Columbia	January 26, 2005 to date	NIL
Corby G. Anderson PhD CEng Director Butte, Montana, USA	June 12, 2006	NIL

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

JEAN-JACQUES TREYVAUD – President and Director. Mr. Treyvaud is a business consultant. He holds a doctorate in economics and many years experience in the international banking field.

JOHN M PARKS  –  General Counsel, Corporate Secretary,  and Director.  Mr. Parks is a business lawyer and has served as a director and officer of other public companies during the past twenty five years.

B.

Compensation

During the Registrant’s financial year ended December 31, 2006 the aggregate remuneration paid or payable to the Registrant’s directors and senior officers or companies or professional firms with which the directors or officers are associated, for rent, accounting, legal services, interest and geological consulting fees by a director was $198,241.

Mr. J J Treyvaud, President of the Registrant, and Mr. Donald R. Willoughby,  Chief Financial Officer and a director of the Registrant, are each a “Named Executive Officer” of the Registrant for the purposes of the following disclosure.

The compensation paid any Named Executive Officers during the Registrant’s three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Jean Jacques Treyvaud., CEO, President since November 25, 2004	2006 2005	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$ 800 $ 2,800
John Lepinski, Managing Director,	2006 2005	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$ 30,000 $ 30,000
Donald Willoughby, CFO	2006 2005	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$29,070 $ 37,915[1]
John Parks, Secretary, Since October 2004	2006 2005	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$165,000 $ 151,000[2]

1.  Fees paid to a professional accounting firm of which, Mr. Willoughby’s professional corporation is one of the accounting firm’s corporate partners.

2.  Legal Fees paid to a law firm of which Mr. Parks is the principle.

1,950,000 employee incentive share options were granted at an exercise price of $0.61 and 100,000 employee share options at $0.30 until November 28, 2008.  1,100,000 options were cancelled and 2,100,000 incentive share options were granted to Directors and Executive Officers, bringing the balance of employee incentive share options granted to 3,050,000.   In April 2005, the Company repriced the outstanding share options exercisable at $0.61 per share to be exercisable at $0.20 during the period form April 15, 2006 to April 14, 2007 and $0.25 during the period from April 15, 2007 to April 14, 2008.   The allocation of these options is disclosed below (E. Share Ownership).

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s responsibilities following a change in control.

There are no arrangements under which directors were compensated by the Registrant during the financial year ended December 31, 2006 for their services in their capacity as directors and consultants except as herein disclosed. An accounting firm in which a director of the Registrant is associated charged the Registrant $15,403 (2005 - $17,787) for accounting fees related to tax filings, quarterly report review and  other professional accounting related matters.  The Company reimbursed the professional accounting firm $13,667 (2005 - $20,128) for the director’s time and disbursements for representing the Company in examinations of discovery carried out.  The President and director of the Company billed the company $800 (2005 - $2.800) for consulting fees.  John Parks, Solicitor, Corporate Secretary and director of the Company billed the Company $165,000 (2005 - $151,000) for legal fees, as general counsel.  For the year ending December 31, 2006, the Company also paid $6,000 office rent and $30,000 management fees to companies controlled by the managing director.

C.

Board Practices

All directors were re-elected at the June 12, 2006 annual general meeting and have a term of office expiring at the next annual general meeting of the Registrant is scheduled to e held on June 25 2007.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

At the June 25, 2007 annual general meeting, Messrs. Leung CGA, Mitchell LLB, and Anderson PhD CEng, all independent directors, were appointed to the Registrant’s Audit Committee. The board also appointed Messrs. Parks B.Comm LLB, Mitchell LLB and Anderson PhD.CEng to the Nominating and Corporate Governance Committee.  All board committees are reviewed annually by the directors of the Registrant at the first meeting of the board held after the Registrant’s annual general meeting.

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

D.

Employees

At December 31, 2006, 2005 and 2004 the Registrant had one direct employee.

E.

Share Ownership

At a Special meeting held December 9, 2002, the shareholders, inter alia, approved an amendment to the 2001 Share Incentive Plan (“the Plan”) by reserving up to 3,345,231 post-consolidation common shares for issuance under the Plan and to restate the Plan as the “2002 Share Incentive Plan”, on the terms described in the information circular mailed to shareholders in furtherance of the meeting, and subject to regulatory authority.   As of December 31, 2006 an aggregate of 3,150,000 Shares have been reserved for issuance pursuant to the following director, executive officer and service provider stock options: At the annual general meeting held June 25, 2007, the shareholders passed a resolution increasing the number of reserved shares under the Plan to 6,700,000.

(a) Incentive Options

Option holder	Number of Shares	Exercise Price per Share(1)	Date of Grant (m/d/y)	Expiry Date (m/d/y)
Jean-Jacques Treyvaud, CEO	350,000	$0.20/0.25 *	11/14/2003	04/15/2008
Donald Willoughby FCA, CFP	350,000	$020/0.25 *	11/14/2003	04/15/2008
John Parks	1,150,000	$0.20/0.25 *	11/02/2004	04/15/2008
John Lepinski	350,000	$020/0.25 *	11/14/2003	04/15/2008
Edward Leung	200,000	$020/0.25 *	4/15/2005	04/15/2008
Charles Mitchell	200,000	$020/0.25 *	4/15,2005	04/15/2008
Corby Anderson	200,000	$020/0.25 *	10/16/2006	04/15/2008
David Shaw	100,000	$020/0.25 *	5/16/2005	04/15/2008
Patrick Raleigh	100,000	$020/0.25 *	11/14/2003	04/15/2008
Marilyn Young	100,000	$020/0.25 *	11/14/2003	04/15/2008
William Cummer	50,000	$020/0.25 *	11/14/2003	04/15/2008

1.

No options were exercised during the financial year ended December 31, 2006.

*

In April 2005, the Company repriced the outstanding share options exercisable at $0.61 per share to be exercisable at $0.15 during the period from April 15, 2005 to April 14, 2006; $0.20 during the period form April 15, 2006 to April 14, 2007 and $0.25 during the period from April 15, 2007 to April 14, 2008.

Securities Held By Insiders

As at May 31, 2007 the directors and officers of the Registrant and their affiliate companies held as a group, directly and indirectly, own or control an aggregate of 18,956,241 common shares (28.3%) and hold 3,150,000 options , 1,752,272 warrants to acquire an additional  1,752,272 common shares.

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

At the June 25, 2007 annual general meeting shareholders approved a resolution increasing the number of shares in the Registrant’s fixed share option plan to 6,700,000. The amendment to the Registrant’s fixed share option plan had been previously approved by the TSX Venture Exchange.

ITEM  7

MAJOR  SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Registrant’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and the Registrant does not have knowledge or access to information about of the beneficial owners thereof.  To the best of its knowledge, the Registrant is not directly or indirectly owned or controlled by a corporation or foreign government.  As of December 31, 2006, the Registrant had unlimited authorized common shares without par value of which 49,078,657 (May  25, 2007: 67,066,157)

“Beneficial owner - The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership.  These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities.  A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement.  Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.”

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

As of May 30, 2007 there were 80 registered shareholders of record holding a total of  67,066,157 common shares of the Registrant.  To the best of the Registrant’s knowledge there were 64 registered shareholders of record with registered addresses in Canada, 9 shareholders of record with registered addresses in the United States and 7 shareholders of record with registered addresses in other countries holding approximately 66,327,610 (98.89%) 235,422 (0.35%) and 503,125 (0.75%) of the outstanding common shares, respectively.  Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect the Registrant or its predecessors during the year ended December 31, 2006, except on December 9, 2002, the Registrant held a Special Meeting whereby the shareholders approved an ordinary resolution of disinterested shareholders authorizing the directors to conclude a proposed agreement between the Registrant and Robak Industries Ltd., a holding company of director John Lepinski to acquire the Getty South property (as to 50%) and 100 % of the Southwest and Central mineral claims (each subject to a 1.5% NSR) for a total of 12.0 million (pre-reversed-split) fully paid common shares.   The transaction received TSX V approval on March 7, 2003 and details of the transaction can be reviewed in the management proxy circular prepared for the December 9, 2002 meeting which is publicly accessible at www.sedar.com.

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

On June 18, 2007 Vector Engineering of Sacramento, California delivered a NI 43-101 compliant technical report on the Getty South deposit. The report discloses an inferred resource estimate of 28.16 million tonnes, having a grade of 0.47% copper at a cut off grade of 0.20% copper.

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

On January 10, 2005, former director Robert Gardner and on May 27, 2005, former director Vittorio Preto, filed  Third Party actions against the Registrant claiming indemnification from any costs and/or damages arising from a lawsuit brought November 24, 2004 against Gardner and Preto . The Registrant filed a Defence to the claim insisting that Gardner and Preto are not entitled to indemnification, asserting that Gardner and Preto did not act honestly and in good faith with a view to the best interests of the Registrant and otherwise did not discharge the fiduciary and other duties they owed to the Registrant as directors. In late June, 2007 the Registrant settled this litigation and without any of the parties acknowledging liability, the lawsuit was discontinued and mutual releases exchanged.

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

On March 14, 2006, the Company filed for leave of the Supreme Court of British Columbia to issue a Counter Claim against former directors Robert Gardner and Vittorio Preto as well as Ross Glanville and Ross Granville & Associates claiming damages for negligence and breach of fiduciary duties owed to the Company. In late June, 2007 the Registrant settled this litigation and without any of the parties acknowledging liability, the lawsuit was discontinued and mutual releases exchanged.

On April 25, 2006, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, negligence and damages for breach of duty owed to the Company.

On July 7, 2006, a number of Plaintiffs including Robert Gardner and Gordon Blankstein, initiated a lawsuit against the Registrant and a number of past and current directors claiming, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated. The Company believes the allegations are totally without foundation and has instructed counsel to vigorously defend the action.

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

THE OFFER AND LISTING

A.

Offer and Listing Details

Trading Markets

TSX Venture Exchange: GTC – Trading in Canadian Dollars (formally GTY prior to share consolidation 2 for 1 March 7, 2003)
	High	Low		High	Low
	($)	($)		($)	($)
Annual			By Quarter
2006	0.145	0.085	Calendar 2005
2005	0.19	0.07	First Quarter	0.19	0.10
2004	0.80	0.16	Second Quarter	0.13	0.095
2003	0.75	0.18	Third Quarter	0.105	0.065
2002	0.40	0.08	Fourth Quarter	0.11	0.07

Monthly			Calendar 2006
			First Quarter	0.14	0.08
January, 2007	0.10	0.085	Second Quarter	0.13	0.09
February, 2007	0.12	0.085	Third Quarter	0.145	0.09
March, 2007	0.13	0.085	Fourth Quarter	0.11	0.085
April, 2007	0.16	0.105
May, 2007	0.31	0.145	Calendar 2007
			First Quarter	0.13	0.085

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

ADDITIONAL INFORMATION

A.

Share Capital

The Registrant’s share capital consists of one class only, namely common shares without par value, of which an unlimited number of shares are authorized and 67,066,157 common shares without par value are issued and outstanding as of  May 31st , 2007.  The  previously filed audited financial statements provide details of all share issuance effected by the Registrant in the issue price per share for the four previous fiscal years.  There are no shares of the Registrant which are held by or on behalf of the Registrant.  There was a share consolidation on March 7, 2003, on a two old for one new basis.  There were no other changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years.  All common shares of the Registrant rank pari passu for the payment of any dividends and distributions in the event of a windup.

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

5.

May 2005 Private Placement $200,250.

6.

January 2006 Private Placement $500,000.

7.

July 2006 Private Placement $1,100,000

8.

May 2007 Share for Debt Settlement $493,750

9.

May 2007 Private Placement $1,300,000

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

(c)

Interest Rate Risk and Equity Price Risk

The Registrant is equity financed. The only debt subject to interest rate change risks is the Mortgage on the site office building and core warehouse at Logan Lake, British Columbia. The mortgage is with the vendor ($91,987.24@ 7.5%) at May 1, 2007.

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

The audit fees for the 2006 were $11,000 (2005 - $ 11,000)

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

PART III

ITEM 17

FINANCIAL STATEMENTS THE FOLLOWING ATTACHED FINANCIAL STATEMENTS ARE INCORPORATED HEREIN:

(1)

Auditors’ Reports on the balance sheets as at December 31, 2006, and 2005, and the statements of operations and deficit, and changes in cash flows for each of the three years ended December 31, 2006, 2005 and 2004;

(2)

Balance sheets as at December 31, 2006, and 2005;

(3)

Statements of operations and deficit for each of the three years ended December 31, 2006, 2005 and 2004;

(4)

Statements of changes in cash flows for the periods referred to in (3) above;

(5)

Statements of mineral property interests for the periods referred to in (2) above;

(6)

Notes to the financial statements;

GETTY COPPER INC

FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2006

(stated in Canadian dollars)

Contact:   1000 Austin Avenue

Coquitlam, British Columbia

Canada   V3K 3P1

Tel:  604-931-3231

D E  V I S S E R  G R A Y  L L P

CHARTERED ACCOUNTANTS

401 – 905 West Pender Street

Vancouver, B.C. Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Getty Copper Inc.

We have audited the balance sheets of Getty Copper Inc. as at December 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“De Visser Gray LLP”

DE VISSER GRAY LLP

Vancouver, British Columbia

March 21, 2007

GETTY COPPER INC.

BALANCE SHEET

(stated in Canadian dollars)

ASSETS	Dec. 31, 2006	Dec. 31, 2005
Current
Cash and cash equivalents	$ 498,055)	$ 156,074
Accounts receivable	14,812)	34,801
Prepaid expenses	28,771)	25,699

	541,638)	216,574

Mineral rights (note 4)	3,876,155)	3,508,239

Property, building and equipment (note 5)	154,890)	162,539

	$ 4,572,683)	$ 3,887,352

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 778,335)	$ 534,758
Current portion of mortgage payable	92,921)	2,127

	871,256)	536,885

Mortgage payable (note 6)	-)	92,921

	871,256)	629,806

SHAREHOLDERS’ EQUITY

Share capital (note 8)	18,014,384)	16,433,593

Contributed surplus	860,726)	860,726

Deficit	(15,173,683)	(14,036,773)
Commitments and Contingencies (note 9)
	3,701,427)	3,257,546

	$ 4,572,683)	$ 3,887,352

Approved by the Directors “Donald R. Willoughby” ,
“John M. Parks” ,

See accompanying notes to financial statements.

GETTY COPPER INC.

STATEMENT OF OPERATIONS AND DEFICIT

(stated in Canadian dollars)

	Year Ending December 31,
	2006	2005	2004
Revenue
Rent	$ 3,957)	$ 748	$ 2,243)

Expenses
Amortization	2,245)	3,291)	4,496)
Bank charges & interest	205)	67)	199,354)
Filing fees	16,265)	9,729)	25,299)
Interest - long term	6,949)	7,099	7,240
Insurance	2,207)	1,675)	1,675)
Management fees	30,000)	30,000)	30,000)
Marketing & promotion	7,396)	3,047)	14,906)
Office & miscellaneous	18,450)	18,164)	15,790)
Professional fees	990,667)	496,043)	388,187)
Property tax	4,734)	4,448)	4,151)
Rent	6,000)	6,000)	29,344)
Stock option compensation	-)	5,691)	73,069)
Telephone	7,093)	7,426)	8,528)
Transfer fees	5,561)	6,930)	9,783)
Travel	21,714)	12,891)	9,952)
Wages & benefits	34,485)	29,969)	28,677)

Interest	(13,104)	(10,528)	(28,144)
Development fees (Note 8)	-)	-)	157,680)
Future income tax recovery	-)	(347,710)	(331,160)
Loss on disposal of equipment	-)	2,322)	-
	1,140,867)	286,554)	648,827)

Net loss	(1,136,910)	(285,806)	(646,584)

Deficit, beginning	(14,036,773)	(13,750,967)	(13,104,383)

Deficit, ending	(15,173,683)	$ (14,036,773)	$ (13,750,967)

Loss per share	$ (0.03)	$ (0.01)	$ (0.02)
Weighted-average number of common shares outstanding	43,407,424)	33,592,205	28,042,796)

See accompanying notes to Financial Statements.

See accompanying notes to financial statements.

GETTY COPPER INC.

STATEMENT OF CASH FLOW

(stated in Canadian dollars)

	Year Ending December 31,
	2006	2005	2004
Cash flows used in operating activities
Net loss for the period	(1,136,910)	$ (285,806)	$ (646,584)
Add: Items not involving cash
Amortization – administration	2,245)	3,291)	4,496)
Future income tax recovery	-)	(347,710)	(331,160)
Stock option compensation expense	-)	5,691)	73,069)
Loss on disposal of equipment	-)	2,322)	-

Net change in non-cash working
capital balances
Decrease (increase) in accounts receivable	19,989)	(8,868)	(19,644)
Decrease (increase) in prepaid expenses	(3,072)	(13,001)	(7,000)
Increase (decrease) in accounts payable	100,407)	(108,907)	155,812)

	(1,017,341)	(752,988)	(771,011)

Cash flows from financing activities
Loan from Freeway Properties Inc.	-)	-	(66,621)
Mortgage principal repayments	(2,127)	(1,976)	(1,836)
Warrants exercised		-	163,000)
Private placements, net of issue costs	1,580,791)	193,644)	1,093,500)

	1,578,664)	191,668)	1,188,043)

Cash flows used in investing activities
Acquisition & disposal of equipment	(1,493)	(1,720)	(5)
Exploration costs	(217,849)	(810,287)	(971,548)

	(219,342)	(812,007)	(971,553)

Increase (decrease) in cash	341,981)	(1,373,327)	(554,521)

Cash and cash equivalents
Beginning of year	156,074)	1,529,401)	2,083,922)

Cash and cash equivalents
End of year	$ 498,055)	$ 156,074))	$ 1,529,401)

Supplemental disclosure:
	2006	2005	2004
Cash used in operating activities includes:
Interest paid	$ 6,949)	$7,099)	$7,240)
Interest received	$ 13,104)	$10,528)	$28,144)

See accompanying notes to financial statements.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(stated in Canadian dollars)

1.

Nature of Business

Getty Copper Inc. is a public company incorporated under the Canada Corporations Act in September 1987.  Subsequent to incorporation the company has gone through a number of name changes until in March 2003, when the name was changed to Getty Copper Inc.  The Company is in the business of mineral exploration and mine development in the Highland Valley area of British Columbia.

2.

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

3.

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

Cash and cash equivalents

Cash and cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash.

b)

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

c)

Administrative costs

Administrative costs are expensed as incurred.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(stated in Canadian dollars)

3.

Significant accounting policies -continued

d)

Property, building and equipment

Property, building and equipment are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment 30%
Building 4%
Computer equipment 45%
Computer software 100%
Office equipment 20%
Portable buildings 30%

When the net carrying amount of the property, building or equipment exceeds estimated net recoverable amounts, the asset is written down to its estimated fair value and a change is recorded in the statement of operations.

e)

Stock option plan

The Company records compensation expense when stock or stock options are issued to employees in accordance with any vesting terms.

f)

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

g)

Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs as those costs are incurred.

h)

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

i)

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

3.

Significant accounting policies - continued

j)

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

k)

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, accounts payable, and accrued liabilities and mortgage payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

4.

Mineral rights

The Getty mineral rights are contiguous and are located within the Highland Valley, British Columbia mining district covering an area of approximately 200 square kilometres.  Property, building and equipment amortization included in exploration costs during the year ending December 31, 2006 amounted to $6,897 (2005 - $7,758).

As at December 31, 2006, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Assay	$ 35,746	$ 1,143	$ 506,806	$ 66,109	$ 13,971	$ 623,775)
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326)
Environmental	173,676	1,282	54,290	4,059	21,149	254,456)
Feasibility study	-	-	161,709	5,000	-	166,709)
Geology	791,243	37,303	1,748,334	252,514	157,304	2,986,698)
Metallurgy	525	-	1,047,577	11,412	-	1,059,514)
Other	738,990	17,088	889,270	127,732	130,970	1,904,050)
Total exploration & development costs	$1,753,950	$ 57,441	$8,589,803	$ 920,130	$ 389,204	$11,710,528)
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470)
	$1,787,160	$169,287	$8,942,200	$1,989,264	$ 503,087	$13,390,998)
Less: Provision for impairment of deferred costs					(9,514,843)
						$3,876,155)

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(stated in Canadian dollars)

4.

Mineral rights - continued

As at December 31, 2005, the Company’s historical deferred costs and the current aggregate carrying amount are derived as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Assay	$ 35,746	$ 1,143	$ 506,806	$ 66,109	$ 13,971	$ 623,775)
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326)
Environmental	173,676	1,282	54,290	4,059	21,149	254,456)
Feasibility study	-	-	161,709	5,000	-	166,709)
Geology	791,243	37,303	1,751,793	225,474	157,304	2,963,117)
Metallurgy	525	-	693,664	-	-	694,189)
Other	730,044	16,436	909,469	139,443	129,648	1,925,040)
Total Exploration & development costs	$1,745,004	$ 56,789	$8,259,548	$ 893,389	$ 387,882	$11,342,612)
Mineral rights, acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470)
	$1,778,214	$168,635	$8,611,945	$1,962,523	$ 501,765	$13,023,082)
Less: Provision for impairment of deferred costs						(9,514,843)
						$3,508,239)

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak Industries Ltd. (“Robak”), a private company controlled by the Company’s president, under certain terms which were not met.  On November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral rights from Robak in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000.  The Company also agree to pay 100% of the costs to place the Getty South mineral rights into production, and granted a 1-1/2% net smelter royalty in favour of Robak.

In 2004, the Board of Directors considered acquiring the remaining 50% of Getty South from Robak.  The board commissioned a valuation of the Robak interest from the same party that carried out the 2002 valuation.  The valuator presented information about his 2002 report that caused the board to re-examine the 2002 transaction.  An independent committee comprised of all directors except the Company’s president has initiated a thorough review of the historical geological data for the Getty South Property.  To date the board has received nothing that would suggest that the Getty South acquisition should be rescinded.  Refer to note 9.

The Company is pursuing approaches to further develop its mineral rights.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral rights, the Company believes that it may be able to economically develop the mineral rights.  However, Canadian generally accepted accounting principles require that exploration costs related to mineral rights be written-down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, at December 31, 2003 the Company had recorded provisions for impairment of exploration costs in the amount of $9,500,933 and of rights acquisition costs of $13,910.  The Company has elected to resume deferring costs incurred from January 2004 until such time as it determines if it has economically recoverable reserves, or until exploration ceases and the mineral rights are abandoned.

The Getty mineral rights are subject to a 1-1/2% net smelter return royalty in favour of Robak.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(stated in Canadian dollars)

5.

Property, building and equipment

	December 31, 2006
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$ 29,318	$ 28,547	$ 771
Computer equipment	97,352	94,530	2,822
Computer software	74,359	74,359	-
Office equipment	53,819	45,845	7,974
Portable buildings	12,112	11,908	204
Building	178,124	57,327	120,797
Land	22,322	-	22,322
	$ 467,406	$ 312,516	$ 154,890

	December 31, 2005
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$ 29,318	$ 28,217	$ 1,101
Computer equipment	95,859	92,832	3,027
Computer software	74,359	74,359	-
Office equipment	53,819	43,851	9,968
Portable buildings	12,112	11,821	291
Building	178,124	52,294	125,830
Land	22,322	-	22,322
	$ 465,913	$ 303,374	$ 162,539

6.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2007.  Subsequent to year-end the company renewed the mortgage with the same terms, and it is repayable on October 1, 2012.

7.

Income taxes

Significant components of the Company's future income tax assets are as follows:

	Dec. 31, 2006	Dec. 31, 2005
Tax value of mineral rights in excess of book value	853,000	$ 892,000)
Tax value of capital assets in excess of book value Net operating loss carryforwards	117,000 1,097,000	127,000) 826,000)

	2,067,000	1,845,000)
Valuation allowance	(2,067,000)	(1,845,000)
Net future income tax assets	$ -	$ -

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(stated in Canadian dollars)

7.

Income taxes - continued

The Company has determined that realization is not more likely than not and therefore a valuation allowance against all future income tax assets has been recorded.

A reconciliation between the Company's statutory and effective tax rates is as follows:

	Dec. 31, 2006	Dec. 31, 2005

Statutory rate	37%)	37%)
Tax rate change	(3)%	(2)%
Unrecognized benefit of current year's losses	(34)%	(35)%
Effective rate of tax recovery	-))))	-))))

At December 31, 2006, the Company has approximately $3,219,000 of loss carryforwards which may be available to reduce taxable income in future years.  These losses expire as follows:

2007	196,000
2008	188,000
2009	228,000
2010	289,000
2014	562,000
2025	621,000
2026	1,132,000
$ 3,216,000

8.

Share capital.

a) Authorized: Unlimited number of common shares

b) Issued:	Shares	Amount

Balance at December 31, 2004	32,743,657)	$ 16,587,659)

Shares issued for cash	1,335,000)	200,250)
Share issue costs	-)	(354,316)
Balance, December 31, 2005	34,078,657)	$ 16,433,593)

Shares issued for cash	15,000,000	1,600,001
Shares issue costs	-	(19,210)
Balance, December 31, 2006	49,078,657	$ 18,014,384

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(stated in Canadian dollars)

8.

Share capital - continued

On July 7, 2006, the Company issued 10,000,000 units at $0.11 for gross proceeds of $1,100,000.  Each unit is comprised of one common share and one common share half-warrant, entitling the holder of each whole share purchase warrant to purchase an additional one common share of the Company for a period of 6 months (expiry date – extended to July 7, 2008 from January 7, 2007) at a price of $0.15.  No finder’s fees or commissions were paid.  Proceeds from the private placement will be used to fund the Company’s exploration and development programs, to pay ongoing expenses and for general working capital.  No value has been attributed to the warrants as their exercise price was above market.

On January 16, 2006, the Company issued 5,000,000 shares at $0.10 per share through a private placement, raising $500,000.  Each unit is comprised of one common share of the Company and a one half common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $0.15 during the period July 16, 2006 to January 16, 2008, (warrants were extended from January 16, 2007 to January 16, 2008).  The fair value of the warrants were not materially impacted by the extension of time to exercise the warrants.

On April 15, 2005, the Company issued 1,900,000 incentive stock options exercisable at $0.20 during the period from April 15, 2006 to April 14, 2007 and $0.25 during the period from April 15, 2007 to April 14, 2008.

The Company reset in 2005 the exercise price and reduced the term of 850,000 outstanding incentive stock options to $0.20 during the period from April 15, 2006 to April 14, 2007 and $0.25 during the period from April 15, 2007 to April 14, 2008.  Regulatory approval was received May 9, 2005. Disinterested shareholder approval was received at the Company’s annual general meeting which was held on June 27, 2005.

On May 12, 2005, the Company completed a private placement of 1,335,000 units.  Each unit consisted of 1 share valued at $0.15 and a full warrant to purchase a further share of common stock at $0.25 during the period May 13, 2006 to May 12, 2007..

On December 7, 2004, the Company completed a private placement for gross proceeds of $1,100,000.  Each unit consisted of one share valued at $0.25 and a full warrant to purchase a further share of common stock at $0.35 during the period December 8, 2005 to December 7, 2006.  These warrants expired without any being exercised.

Contributed Surplus in the amount of  $Nil (2005 - $5,691) was recorded as a result of the Company recognizing stock option compensation expense.

The Company recorded $Nil  (2005-$347,710) in share issue costs as the tax benefit given up due to the recognition of previously unrecorded tax assets to offset the future tax liability recorded on the issuance of flow-through shares.

Expiry Date	Exercise Price	Number of Warrants 2005	Issued	Expired	Number of Warrants 2006
December 6, 2006	0.25	4,400,000		4,400,000	-
May 12, 2007	0.25	1,135,000			1,135,000
January 16, 2008	0.15	-	2,500,000		2,500,000
July 7, 2008	0.15	-	5,000,000		5,000,000
		5,535,000	7,500,000	4,400,000	8,635,000

Weighted average exercise price		0.25	0.15	0.25	0.17
Weighted average remaining life					1.21

8.

Share capital - continued

c)

Expiry Date	Exercise Price	Number of Options 2005	Issued	Cancelled	Number of Options 2006
April 14, 2008	0.20	3,050,000		100,000	2,950,00
April 14, 2008	0.20/ 0.25 *	-	200,000		200,000
		3,050,000	200,000	100,000	3,150,000
Weighted average exercise price		0.20	0.20	0.20	0.20
Weighted average remaining life					1.22

*

The options issued are exercisable at a price of $0.20 per share until April 14, 2007.  From April 15, 2007 to and including April 14, 2008, these options are exercisable at a price of $0.25 per share.  During 2006, no stock options were exercised.

During 2003, the Company granted 1,950,000 common share incentive options to directors and employees exercisable at $0.61 per share to November 14, 2008.  The options vested over the 18   month period following the date of grant.  Based upon the Black-Scholes option valuation model,   a risk-free market rate of 3% and a volatility of 7%, the estimated compensation cost related to   the options granted is approximately $100,000 of which $Nil (2005 – $5,691) was recognized during the period.

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

9.

Commitments and contingencies

The Company may be faced with significant legal fees in the future as a result of events related to the review of the 2002 Mineral Property Interest Sales Agreement and the various lawsuits to which it is a party, as described below:

•

The Company initiated a lawsuit on November 10, 2005 in the Supreme Court of British Columbia against former directors Robert Gardner and Vittorio Preto for the recovery of $120,000 USD which the Company claims was inappropriately, without board approval, and contrary to the Company’s banking resolution removed from the Company’s bank account during 2004.  The amount claimed was expensed as Development fees in the Company’s 2004 financial statements and no provision has been recorded for its future recovery.

•

In the first quarter of 2005, former directors Robert Gardner and Vittorio Preto filed a Third Party action against the Company claiming an indemnity in respect of all costs, charges and expenses reasonably incurred by them in defence of a lawsuit brought November 24, 2004 against them by Robak. The Company filed a Defence to the claim and Counterclaim alleging that Gardner and Preto are not entitled to indemnification, asserting that these former directors did not act with a view to the best interests of the Company and otherwise did not discharge the fiduciary and other duties they owed to the Company as directors.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(stated in Canadian dollars)

•

On April 25, 2006 the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. The outcome of this claim is presently undeterminable and the financial statements reflect no provisions in respect to it.

•

On July 7, 2006, the Company was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs including Robert Gardner and Gordon Blankstein.  The action alleges, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated.  The Company has instructed counsel to vigorously defend the action.

The Company considers the outcomes of all of these claims, both on its behalf and against it, to be presently indeterminable and the financial statements reflect no specific provisions in respect to any of them.

10.

Related party transactions

In addition to transactions described elsewhere in these financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

		Dec. 31, 2006		Dec. 31, 2005	Dec. 31, 2004

Exploration costs incurred	$	Nil	$	Nil	$52,763
Accounts payable		$31,348		$28,702	$36,088

Expenses:
Interest	$	Nil	$	Nil	$8,591
Management fees		$30,000		$30,000	$30,000
Professional fees		$194,870		$192,241	$75,851
Rent		$6,000		$6,000	$6,000

These transactions are in the normal course of operations and are measured at fair value as determined by management.

11.

Differences between Canadian and United States accounting principles

The financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ from those principles that the Company would have followed had its financial statements been prepared in accordance with GAAP in the United States. The significant differences which have or could materially affect line items in the financial statements are in respect to:

a)

Mineral Rights

Under Canadian GAAP costs of acquisition and exploration and development expenditures are permitted to be capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold or abandoned.  If there is an indication of impairment the mineral rights are written-down to their estimated recoverable amounts.  Under US GAAP all exploration and development costs incurred prior to the determination of economic feasibility are expensed currently.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(stated in Canadian dollars)

11.

United States accounting principles - continued

b)

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Canadian Income Tax Act) and renounce the related income tax deductions to the investors. Under Canadian GAAP, which was codified in March, 2004, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under US GAAP, SFAS 109, “Accounting for Income Taxes” (SFAS109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized initially for the premium paid by the investors.

For US GAAP purposes, the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense. For US GAAP purposes the Company does not have temporary differences as a result of the policy to expense costs related to mineral properties, therefore all future income taxes related to renouncements for Canadian GAAP are reversed through the statements of operations for US GAAP purposes.

The historical reconciling items disclosed herein are in respect to the reversal of the required Canadian GAAP treatment of flow-through share issuances and renunciations in previous years.

c)

Escrowed Shares

Historically, under US GAAP, compensation expense was recognized when common shares were released from escrow to the extent that their fair value exceeded their issuance price, and when their release was contingent upon the performance of the issuer and/or recipient.  Under Canadian GAAP no transaction is recorded when the shares are released from escrow, however, TSX-Venture Exchange policy no longer allows shares to be released from escrow for any reason except the passage of time.  Accordingly, no future US/Canadian GAAP differences are expected to occur in this area.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(stated in Canadian dollars)

11.

United States accounting principles – continued

Statements of Operations and Deficit	Year Ended December 31,
	2006	2005	2004
Net loss under Canadian GAAP	$ (1,136,910)	$ (285,806)	$ (646,584)
Effect of exploration costs	(367,916)	(847,805)	(979,963)
Net loss under US GAAP	(1,504,826)	(1,133,611)	(1,626,547)
Deficit, beginning of year under US GAAP	(21,309,944)	(20,176,333)	(18,549,786)
Deficit, end of year under US GAAP	(22,814,770)	(21,309,944)	$(20,176,333)
Loss per share under US GAAP	$ 0.035)	$ 0.034)	$ 0.058)

Balance Sheets

December 31, 2006	Canadian GAAP	US Adjustments	US GAAP
Current assets	$ 541,638)	$ -)	$ 541,638)
Mineral rights	3,876,155)	(3,876,155)	-)
Property, building and equipment	154,890)	-)	154,890)
	4,572,683)	(3,876,155)	696,528)
Current liabilities	778,335)	-)	778,335)
Other liabilities	92,921)		92,921)
Share capital	18,014,384)	1,774,000)	19,788,384)
Contributed surplus	860,726)	1,990,932)	2,851,658)
Deficit	(15,173,683)	(7,641,087)	(22,814,770)
	$ 4,572,683	$ (3,876,155)	$ 696,528)

December 31, 2005	Canadian GAAP	US Adjustments	US GAAP
Current assets	$ 216,574)	$ -)	$ 216,574)
Mineral rights	3,508,239)	(3,508,239)	-
Property, building and equipment	162,539)	-)	162,539)
	$ 3,887,352)	$ (3,508,239)	$ 379,113)
Current liabilities	536,885)	-	536,885)
Other liabilities	92,921)	-	92,921)
Share capital	16,433,593)	1,774,000)	18,207,593)
Contributed surplus	860,726)	1,990,932)	2,851,658)
Deficit	(14,036,773)	(7,273,171)	(21,309,944)
	$ 3,887,352)	$ (3,508,239)	$ 379,113)

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(stated in Canadian dollars)

11.

United States accounting principles - continued

Statements of Cash Flows	Years Ended December 31
	2006	2005	2004
Canadian GAAP – Cash used in operating activities	$ (874,171)	$ (752,988)	$ (771,011)
Exploration costs expensed under U.S. GAAP	(361,019)	(810,287)	(971,548)
US GAAP – Cash used in operating activities	$ (1,235,190)	$ (1,563,275)	$ (1,742,559)
Canadian GAAP – Cash used in investing activities	$ (362,512)	$ (812,007)	$ (971,553)
Exploration costs expensed under U.S. GAAP	361,019)	810,287)	971,548)
US GAAP – Cash used in investing activities	$ (1,493)	$ (1,720))	$ (5)

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

Exhibit Number	Document Description	Page Number
1.1†	Certificate of Incorporation of Getty dated September 23, 1985.	June 1998
1.2†	Certificate of Change of Name dated November 12, 1992.	June 1998
1.3†	Bylaws of Getty dated September 23, 1985.	June 1998
4.4†	Agreement of Purchase and Sale (Getty North) dated June 30, 1992, between Getty, Robak Industries Ltd. and Masco Capital Inc.	June 1998
4.5†	Property Amending Agreement between Getty, Robak Industries Ltd. And Masco Capital Inc. dated September 30, 1992.	June 1998
4.6†	Getty Southwest Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.7†	Amendment to Getty Southwest Mineral Property Transfer Agreement dated August 14, 1996, between Getty and Robak Industries Ltd.	June 1998
4.8†	Getty South Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.9†	Amendment to Getty South Mineral Property Transfer Agreement dated August 14, 1996 between Getty and Robak Industries Ltd.	June 1998
4.10†	Getty Central Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.11†	Amendment to Getty Central Mineral Transfer Agreement dated August 14, 1996 between Getty and Robak Industries Ltd.	June 1998
4.12†	Option Agreement (Transvaal Property) dated October 15, 1996, between Getty and Globe Resources Inc.	June 1998
4.13†	Joint Venture Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.14†	Amendment to Joint Venture Agreement dated August 14, 1996, between Getty and Robak Industries Ltd.	June 1998
4.15†	Joint Venture dated October 15, 1996, between Getty and Globe Resources Inc.	June 1998

Exhibit Number	Document Description	Page Number
4.16†	Management Agreement dated July 1, 1995, between Getty and Freeway Properties Inc.	June 1998
4.17†	Incentive Stock Option Agreements dated June 9, 1995, between Getty and various Optionees.	June 1998
4.25†	Escrow Agreement (BC) dated October 29, 1985 between Getty, Getty’s shareholders, and Yorkshire Trust Company of Canada.	June 1998
4.26†	Escrow Agreement (BC) dated June 1, 1993 between Getty, Robak Industries Ltd., Masco Capital Inc., and Montreal Trust Company of Canada.	June 1998
4.27†	KHA Resource Modeling Inc. Memo Report on Getty North dated December 18, 1997.	June 1998
4.28†	Consent of KHA Resource Modeling Inc. dated December 17, 1997.	June 1998
4.29†	Bill of Sale Absolute dated April 11, 1998 between Robak Industries Ltd. and Getty.	June 1998
4.30†	Escrow Release	June 1999
4.31†	Mineral Property Interest Sale Agreement November 8, 2002	July 2004
4.32†	Letter from Computershare, Escrow Release August 25, 2003	July 2004
4.33†	Highland Valley Copper – Memorandum of Understanding December 18, 2003	July 2004
4.34†	Flow Through Private Placement Agreement December 2003	July 2004
4.35†	Genco Transvaal Sales Agreement	July 2004
4.36†	June 2004 Private Placement $300,000	July 2004
12.01†	Certification of Chief Executive Officer	July 2004
12.02†	Certification of Chief Financial Officer	July 2004
13.01†	Certification – Vittorio Preto	July 2004
13.02†	Certification –Donald Willoughby	July 2004
4.37†	Private Placement Subscription Agreement May 2005	August 2005
14.01†	Certification –Jean Jacques Treyvaud	August 2005
14.02†	Certification –Donald Willoughby	August 2005
15.01†	Audit Report – December 31, 2003	December 2005
15.02†	Audit Report – December 31, 2002	December 2005
15.03†	Audited Financial Statements – December 31, 2004	December 2005
16-.01†	Audit Report – December 31, 2005	June 2006
16.02†	Certification –Jean Jacques Treyvaud	June 2006
16.03†	Certification –Donald Willoughby	June 2006
16.04†	Private Placement Subscription Agreement January 2006	June 2006
17.01†	Audited Financial Statements – December 31, 2006	May 2007
17.02†	Audit Report- December 31, 2006	May 2007
18.01	Certification-Jean Jacques Treyvaud	June 2007
18.02	Certification-Donald Willoughby	June 2007
18.03	Private Placement Subscription Agreement May 2006	June 2007

Exhibit Number	Document Description	Page Number
18.04	Private Placement Subscription Agreement May 2007	June 2007

† Previously filed.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GETTY COPPER INC.

Per:

“Jean Jacques Treyvaud”

Jean Jacques Treyvaud

President,

DATED: July 12, 2007

Exhibit 18.01

CERTIFICATION OF

CHIEF EXECUTIVE OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Jean Jacques Treyvaud, Chief Executive Officer of Getty Copper Inc. (the “Company”), hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(i)

the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2006 (the “Annual Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii)

the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	“Jean Jacques Treyvaud”
Name:	Jean Jacques Treyvaud
Title:	Chief Executive Officer
Date:	July 12, 2007

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

Exhibit 18.02

CERTIFICATION OF

CHIEF FINANCIAL OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Donald R. Willoughby, Chief Financial Officer of Getty Copper Inc. (the “Company”), hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(i)

the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2006 (the “Annual Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii)

the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	“Donald R. Willoughby”
Name:	Donald R. Willoughby
Title:	Chief Financial Officer
Date:	July 12, 2007

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

Exhibit 18.03

UNIT SUBSCRIPTION AGREEMENT
(for TSX-V Listed Issuers without an Offering Memorandum)

TO:	GETTY COPPER INC. (the “Issuer”) 1000 Austin Avenue, Coquitlam, B.C., Canada V3K 3P1

RE:

Purchase of $ 0.11 Units (each a common share and a half warrant of the Issuer)

REFERENCE DATE: June 20, 2006

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

_______________________________________

_______________________________________

(Investor’s Address)

Number of Units:____________________________

Aggregate Subscription Price for Units: __________________________________________ Payable to: “John M. Parks, Barrister & Solicitor, in Trust”

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

Account reference, if applicable

___________________________________________

Address

___________________________________________

DELIVER the Units as set forth below:

__________________________________________

Name

__________________________________________

Account reference, if applicable

__________________________________________

Contact Name

__________________________________________

Address

__________________________________________

__________________________________________

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

(d)

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

(c)  there are sufficient controls on information flowing between the member and the associate or affiliate; and

(d)  the member maintains a list of such excluded persons; or

3

ACCEPTANCE:  The Issuer hereby accepts the above subscription.

GETTY COPPER INC.

Per:

____________________________________

Execution Date:  ______________________

Authorized Signatory

Purchase of Cdn $0.11

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

“Offering” means the sale by the Issuer of up to 10,000,000 Units of the Issuer on the terms set forth in this Agreement;

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

“U.S. Person” means a U.S. Person as defined in Regulation S;

“U.S. Securities Act” means the Securities Act of 1933, as amended, of the United States of America;

“Warrant” means the half share purchase warrant to be issued by the Issuer as part of each Unit, two of which are exercisable to acquire an additional share of the Issuer for a 6-month period after the Closing Date at a price of $0.15.

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

Description of Securities: Share and 6-Month Warrant

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

Exempt Amount Exemption

It will have an aggregate acquisition cost of purchasing the Units of not less than Cdn. $150,000; or

Investor is not an individual but is a corporation, partnership, trust, fund, association or any other organization of a group of persons resident in British Columbia, it was not created solely, nor is it used primarily, to permit a group of individuals to purchase securities without a prospectus and it will have an aggregate acquisition cost of purchasing the Units of not less than $150,000 or, if it is such an entity created or used primarily for such purpose, each of the individuals who form part of the group has contributed at least 150,000  to such entity for the purpose of purchasing the Units.

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

Exempt Amount Exemption

The Investor is purchasing Units as principal for its own account (and not for any other person), in a sufficient number such that the aggregate acquisition cost to the Investor of the Units is not less than $150,000; or

If the Investor is not purchasing as principal, it is duly authorized to enter into this Agreement and to execute all documentation in connection with the purchase on behalf of each beneficial purchaser, it acknowledges that the Issuer is required by law to disclose, on a confidential basis, to certain regulatory authorities, the identity of the beneficial purchaser of Units for whom it is acting, and

(I)

it is purchasing not less than $150,000 of Units for accounts fully managed by it and it is a trust corporation trading as a trustee or an agent, a portfolio manager trading as an agent, or a person or company trading as an agent, that, except for an exemption under the Alberta Securities Act or the Alberta Securities Commission Rules, is required to be registered as a portfolio manager; or

(II)

it is acting as agent for one or more undisclosed principals, each of which principals is purchasing as a principal for its own account, and it is not purchasing for the benefit of any other person, and not with a view to resale or distribution of all or any of the Units, and each of the principals is purchasing not less than $150,000 of Units; or

If the Investor is a corporation, syndicate, partnership or other form of unincorporated organization, it pre-existed the Offering and has a bona fide purpose other than investment in the Units or, if created primarily to permit such investment, the individual share or portion of the aggregate acquisition cost for any shareholder of the corporation, partner of the partnership, member of the syndicate or other form of unincorporated organization is not less than $150,000.

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

Portfolio Managers

If the Investor is purchasing as a Portfolio Manager then the aggregate acquisition cost for all of its underlying investors is not less than $150,000 and the Portfolio Manager,

is resident in British Columbia and is a trust company or an insurer which has received a business authorization under the Financial Institutions Act (British Columbia) or is a trust company or an insurer authorized under the laws of another province or territory of Canada to carry on such business in such province or territory, and the Investor is purchasing the Units as an agent or trustee for accounts that are fully managed by the Investor; OR is resident in British Columbia and is an advisor who manages the investment portfolios of clients through discretionary authority granted by one or more clients and the Investor is registered as an advisor under the Securities Act (British Columbia) or the Investor is exempt from such registration and the Investor is purchasing the Units as an agent for accounts that are fully managed by the Investor; OR is acting as agent for one or more disclosed principals, each of which principals is purchasing as principal for its own account, not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Units, and the purchase cost of Units of each of whose principals complies with subparagraphs (i) or (ii); OR carries on business as a Foreign Portfolio Manager outside of Canada and makes the acknowledgements set out in subparagraph 7.2 above.

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

Exhibit 18.04

UNIT SUBSCRIPTION AGREEMENT
(for TSX-V Listed Issuers without an Offering Memorandum)

TO:	GETTY COPPER INC. (the “Issuer”) 1000 Austin Avenue, Coquitlam, B.C., Canada V3K 3P1

RE:

Purchase of $ 0.10 Units (each a common share and a half warrant of the Issuer)

REFERENCE DATE: April 11, 2007

Instructions to complete this Subscription for Units

1.

Enter number of Units purchased, aggregate Subscription Amount, Name, Address and other particulars, then sign below.

2.

Complete Registration or Delivery Instructions as necessary and “Other Information to be Completed by Each Investor” (required for TSX Venture Exchange).

3.

If you are a corporate investor or a portfolio manager, complete TSX Venture Exchange Corporate Placee Registration Form (if you have previously filed this form in connection with another transaction on the TSX Venture Exchange you need NOT complete another one) (Schedule A: TSX-V Form 4C).

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

6.

If you are a U.S. Person or citizen, please complete the “United States Accredited Investor Certificate” (Schedule D).

7.

Courier completed forms and subscription funds to the Issuer, at the above address. Subscription funds may be remitted by certified cheque or bank draft payable to “John M. Parks Law Corporation, in trust”.  All monetary amounts herein are in Canadian dollars.

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

_______________________________________

_______________________________________

(Investor’s Address)

Number of Units:____________________________

Aggregate Subscription Price for Units: __________________________________________ Payable to: “John M. Parks, Barrister & Solicitor, in Trust”

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

Account reference, if applicable

___________________________________________

Address

___________________________________________

DELIVER the Units as set forth below:

__________________________________________

Name

__________________________________________

Account reference, if applicable

__________________________________________

Contact Name

__________________________________________

Address

__________________________________________

__________________________________________

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

B.

Present Ownership of Securities

The Investor either [CHECK APPROPRIATE ITEM]:

_____

does not own, directly or indirectly, or exercise control or direction over, any common shares of the Issuer or warrants, options or other securities convertible into or exercisable to acquire common shares of the Issuer; or

_____

owns directly or indirectly, or exercises control or direction over, ____________________ common shares of the Issuer and warrants, options and convertible securities entitling the Investor to acquire an additional ____________________ common shares in the capital stock of the Issuer (excluding the  Units subscribed for herein).

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

(d)

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

(c)  there are sufficient controls on information flowing between the member and the associate or affiliate; and

(d)  the member maintains a list of such excluded persons; or

3

ACCEPTANCE:  The Issuer hereby accepts the above subscription.

GETTY COPPER INC.

Per:

_____________________________________

Execution Date:  ______________________

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

“Offering” means the sale by the Issuer of up to 10,000,000 Units of the Issuer on the terms set forth in this Agreement;

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

“Unit” is a reference to one Share and one-half Warrant sold together hereunder;

“U.S. Person” means a U.S. Person as defined in Regulation S;

“U.S. Securities Act” means the Securities Act of 1933, as amended, of the United States of America;

“Warrant” means the half share purchase warrant to be issued by the Issuer as part of each Unit, two of which are exercisable to acquire an additional share of the Issuer for a 12 month period after the Closing Date at a price of $0.15.

“Warrant Share” means the Share to be issued upon the exercise of a whole Warrant.

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

Description of Securities: Share and 12-Month Warrant

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

Exempt Amount Exemption

The Investor will have an aggregate acquisition cost of purchasing the Units of not less than Cdn. $150,000; or

Investor is not an individual but is a corporation, partnership, trust, fund, association or any other organization of a group of persons resident in British Columbia, it was not created solely, nor is it used primarily, to permit a group of individuals to purchase securities without a prospectus and it will have an aggregate acquisition cost of purchasing the Units of not less than $150,000 or, if it is such an entity created or used primarily for such purpose, each of the individuals who form part of the group has contributed at least 150,000  to such entity for the purpose of purchasing the Units.

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

Exempt Amount Exemption

The Investor is purchasing Units as principal for its own account (and not for any other person), in a sufficient number such that the aggregate acquisition cost to the Investor of the Units is not less than $150,000; or

If the Investor is not purchasing as principal, it is duly authorized to enter into this Agreement and to execute all documentation in connection with the purchase on behalf of each beneficial purchaser, it acknowledges that the Issuer is required by law to disclose, on a confidential basis, to certain regulatory authorities, the identity of the beneficial purchaser of Units for whom it is acting, and

(I)

it is purchasing not less than $150,000 of Units for accounts fully managed by it and it is a trust corporation trading as a trustee or an agent, a portfolio manager trading as an agent, or a person or company trading as an agent, that, except for an exemption under the Alberta Securities Act or the Alberta Securities Commission Rules, is required to be registered as a portfolio manager; or

(II)

it is acting as agent for one or more undisclosed principals, each of which principals is purchasing as a principal for its own account, and it is not purchasing for the benefit of any other person, and not with a view to resale or distribution of all or any of the Units, and each of the principals is purchasing not less than $150,000 of Units; or

If the Investor is a corporation, syndicate, partnership or other form of unincorporated organization, it pre-existed the Offering and has a bona fide purpose other than investment in the Units or, if created primarily to permit such investment, the individual share or portion of the aggregate acquisition cost for any shareholder of the corporation, partner of the partnership, member of the syndicate or other form of unincorporated organization is not less than $150,000.

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

Portfolio Managers

If the Investor is purchasing as a Portfolio Manager then the aggregate acquisition cost for all of its underlying investors is not less than $150,000 and the Portfolio Manager,

is resident in British Columbia and is a trust company or an insurer which has received a business authorization under the Financial Institutions Act (British Columbia) or is a trust company or an insurer authorized under the laws of another province or territory of Canada to carry on such business in such province or territory, and the Investor is purchasing the Units as an agent or trustee for accounts that are fully managed by the Investor; OR is resident in British Columbia and is an advisor who manages the investment portfolios of clients through discretionary authority granted by one or more clients and the Investor is registered as an advisor under the Securities Act (British Columbia) or the Investor is exempt from such registration and the Investor is purchasing the Units as an agent for accounts that are fully managed by the Investor; OR is acting as agent for one or more disclosed principals, each of which principals is purchasing as principal for its own account, not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Units, and the purchase cost of Units of each of whose principals complies with subparagraphs (i) or (ii); OR carries on business as a Foreign Portfolio Manager outside of Canada and makes the acknowledgements set out in subparagraph 7.2 above.

Other General Representations Applicable to All Investors:

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

