Form 20-F
period 2007-12-31
GETTY COPPER INC
filed 2008-07-15
CIK 1052204

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007 (with other information to May 15, 2008 except where noted)

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

None

Number of outstanding shares of Getty Copper Inc.’s only class of capital stock as at December 31st, 2007 was

77,638,907 Common Shares Without Par Value. (number outstanding on May  20th, 2008 is 77,638,907)

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [x]	No [ ]

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 [x]	Item 18 [ ]

 (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

2

T A B L E O F C O N T E N T S

		Page
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3	KEY INFORMATION	1
ITEM 4	INFORMATION ON THE REGISTRANT	6
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	25
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	30
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	34
ITEM 8	FINANCIAL INFORMATION	35
ITEM 9	THE OFFER AND LISTING	36
ITEM 10	ADDITIONAL INFORMATION	37
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	47
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	47
ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	48
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15	CONTROLS AND PROCEDURES	48
ITEM 16	[RESERVED]	49
ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT	47
ITEM 16B	CODE OF ETHICS	47
ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	47
ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	47
ITEM 17	FINANCIAL STATEMENTS	49
ITEM 18	FINANCIAL STATEMENTS	49
ITEM 19	EXHIBITS	49

PART 1

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable (this is an Annual Report only).

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is an Annual Report only).

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

The following constitutes selected financial data for Getty Copper Inc. (“Registrant”) for the last five fiscal years ended December 31, 2007, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles (“GAAP”) and United States GAAP, including a restatement of prior years’ figures due to a change in accounting policy with respect to exploration expenditures (see also the accompanying audited financial statement as of December 31, 2007 and for the previous year ended December 31).

(Cdn$)
Balance Sheet Data		2007		2006		2005		2004		2003
Total assets according to financial
statements (CDN GAAP)(1)		4,898,678		4,572,683		$3,887,352		$4,402,135		$3,962,955
Total Assets (US GAAP)(2)		911,546		696,528		$379,113		$1,741,701		$2,282,484
Total liabilities		792,074		871,256		$629,806		$710,408		$623,053
Share capital		19,924,370		18,014,384		$16,433,593		$16,587,659		$15,662,319
Deficit (CDN GAAP)		$(17,390,686)		$(15,173,683)		$(14,036,773)		$(13,750,967)		$(13,104,383)
Deficit (US GAAP)		$(25,142,750)		$(22,814,770)		$(21,309,944)		$(20,176,333)		$(18,549,786)

(Cdn$)
Period End Balances (as at)		2007		2006		2005		2004		2003
Working capital (deficiency)		59,974		(329,618)		$(320,311)		$952,672		$1,569,880
Equipment, net		147,664		154,890		$162,539		$173,669		$186,575
Mineral property interests
(CDN GAAP)		3,987,132		3,876,155		$3,508,239		$2,660,434		$1,680,471
Mineral property interests
(US GAAP)	$	NIL	$	NIL	$	NIL	$	NIL	$	NIL
Shareholders’ equity		$4,106,604		$3,701,427		$3,257,546		$3,691,727		$3,339,902
Share Capital (CDN GAAP)		19,924,370		18,014,384		$16,433,593		$16,587,659		$15,662,319
Share Capital (US GAAP)		21,698,370		19,788,384		$18,207,593		$18,361,659		$17,436,319
Number of outstanding Shares		67,638,907		49,078,657		34,078,657		32,743,657		27,593,657

No cash or other dividends have been declared.

(Cdn$)
Statement of Operations Data	2007	2006	2005	2004	2003
Investment and Other Income	$12,402	$17,061	$11,276	$30,387	$3,322
General and administrative expenses	$1,333,086	$1,153,971	$297,082	$676,971	$406,553
Exploration Expenditure	$110,977	$367,916	$847,805	$979,963	$96,066
Loss according to financial
statements (CDN GAAP)	$(2,217,003)	$(1,136,910)	$(285,806)	$(646,584)	$(403,231)
Loss according to financial
statements (US GAAP)	$(2,327,980)	$(1,504,826)	$(1,133,611)	$(1,626,547)	$(1,685,319)
Loss from continuing operations per
Common Share	$(0.04)	$(0.03)	$(0.01)	$(0.02)	$(0.02)
Loss per Share (US GAAP)(2)	$(0.037)	$(0.035)	$(0.034)	$(0.058)	(0.072)

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

	May 2008	April 2008	March 2008	February 2008	January 2008	December 2007
High	1.0187	1.0216	1.0275	1.0159	1.0294	1.0216
Low	0.9840	1.0021	0.9867	0.9717	0.9905	0.9784
Average for Period	0.9993	1.0137	1.0029	0.9986	1.0099	1.0021

	2007	2006	2005	2004	2003
End of Period	1.00	1.16	1.16	1.21	1.29
Average for Period	1.07	1.13	1.21	1.30	1.40
High for Period	1.18	1.17	1.26	1.39	1.58
Low for Period	0.92	1.10	1.15	1.18	1.29

On May 30, 2008, the Federal Reserve noon rate for Canadian Dollars was US$1.00: Cdn$0.9938.

B.

Capitalization and Indebtedness

Not applicable (this is an Annual Report only).

C.

Reasons for the Offer and Use of Proceeds

Not applicable (this is an Annual Report only).

D.

Risk Factors

Need for Additional Financing.  Notwithstanding what has been raised from a private placement financing in January 2008 and in light of recent court settlements and ongoing legal expenses, further financing will be required to meet its planned commitments for the year ending December 31, 2007. The exploration and development of the Registrant’s properties depend on the Registrant’s ability to obtain additional financing through joint ventures, debt financing, equity financing or other means.  The Registrant is currently pursuing financing opportunities to meet its administration costs. If the Registrant is unable to raise additional capital it will need to curtail its operations and the Registrant may be materially adversely affected.

The Registrant has No History of Earnings and No Foreseeable Earnings. None of the properties in which the Registrant has or may acquire an interest has been determined to be commercially feasible and hence none have any commercial production.  The Registrant has no history of profits and has a substantial deficit.  The Registrant receives no revenues from production or otherwise and is entirely dependent on raising additional equity and loan financing.  The Registrant has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. While the Registrant may receive funds from the exercise of outstanding share purchase warrants and stock options there are no assurances that this will occur. While the Registrant may generate additional working capital through joint venture or sale of its properties in whole or in part, there is no assurance that this will be possible.

No Ore. The Registrant has no mineral producing properties, and the Registrant has not demonstrated that any mineralized material on its properties constitutes  proven or probable reserves of ore on its properties. Although the mineralized material and mineralized deposit figures included herein have been carefully prepared by the Registrant, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of copper or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve. Estimates of mineralized deposits and production costs can also be affected by such factors as metals prices, availability of capital for development, permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of mineralization ultimately mined (if any) may differ from that indicated by drilling results.  Short term factors relating to mineralized material, such as the need for orderly development or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that copper and other minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions. Material changes in mineralized material, grades, stripping ratios or recovery rates may affect the economic viability of projects. Mineralized deposits are reported as general indicators of mine life and should not be interpreted as assurances of mine life or of the profitability of current or future operations.

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

The Registrant’s Directors and Officers are Part-Time and Serve as Directors and Officers of Other Companies. At May 31, 2008, Directors of the Registrant,  Corby Anderson also serves as an officer and/or director of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Registrant. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors’ duties to the Registrant and their duties to the other companies on whose boards they serve, the directors and officers of the Registrant expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate. The success of the Registrant and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its board of directors.

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

6.

The Registrant’s principal capital expenditures (there have been no material divestitures) over the three fiscal years ended December 31, 2007 are as follows:

Year	Exploration Deferred	Capital Assets
(i) Amounts Deferred (capitalized or invested) during the year
2007	110,977	891
2006	367,916	1,493
2005	$847,805	$2,240
(ii) Amounts Expensed as Exploration Expenses
2007	NIL	NIL
2006	NIL	NIL
2005	NIL	NIL

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

In May 1993, the Registrant, pursuant to an arm’s length purchase and sale agreement to acquire the Getty North Property, issued 5,000,000 of its Common Shares to Robak and 5,000,000 of its Common Shares to Masco. See “Interests of Management in Certain Transactions.” The issuance of the 10,000,000 Common Shares (of which 9,216,984 were held in escrow until May 1999 )resulted in a change in control of the Registrant.

The Registrant acquired the Getty North Property from Robak and Masco pursuant to an Agreement of Purchase and Sale dated June 30, 1992, as amended September 30, 1992, subject to a 1.5% net smelter return royalty reserved in favour of Robak. The Registrant issued into escrow 4,608,492 Common Shares to Robak and 4,608,492 Common Shares to Masco as consideration for the property, subject to the Registrant obtaining  a valuation on the Getty North Property establishing a minimum value of Cdn $2,304,246 and approval by the then Vancouver Stock Exchange (“VSE”The shares were released to Robak and Masco from escrow after the Registrant obtained the required approval from the VSE on May 11, 1999. After the release of the escrow shares, title to the Getty North Property fully vested in the Company.

There are no old or existing mines on the Getty North Property.

History of Getty South Property, Getty Central Property, Getty SouthwestProperty:

In addition to the Getty Copper North Property and all Getty Copper Highland Valley Claims, the Registrant subsequently entered into a joint venture agreements to earn a 50% interest in the Getty South Property, the Getty Central Property and the Getty Southwest Property,   (collectively, the “Getty Copper Project” or the “Getty Copper Highland Valley Project”). All of the Mineral Properties previously noted are subject to 1.5% net smelter royalties and the Getty South, Getty Central, Getty Southwest properties were subject to certain minimum exploration and development requirements. As a consequence of a Mineral Property Interest Sale Agreement dated November 8, 2002 (See Item 7), the Registrant purchased 100% of the Getty Central and Getty Southwest claims and 50% of the Getty South claims See “Description of Property.” Since 1992, the Registrant has focused its efforts and resources on the acquisition and the exploration of the Getty Copper Project. See “Description of Property - The Getty Highland Valley Project.” The Registrant has no subsidiaries.

On March 7, 2003 the “TSX V” accepted for filing documentation a mineral property agreement dated effectively November 8, 2002 between the Registrant and Robak Industries Ltd. (“Robak”), by which Robak has agreed to sell 100% interest in each of the Getty Central and the Getty Southwest and a 50% interest in the Getty South properties (the “New Getty Properties”) in consideration for 6 million Registrant shares (post-consolidation) plus the below noted net smelter return royalty (“NSRR”) and carried interest obligation.   The Registrant has also agreed to pay 100% of the cost to place the Getty South property into production, and is entitled to recover “all costs (incurred by Getty),” from 80% of production revenue (and thereafter the Registrant and Robak shall share net revenue 50:50) Robak will also retain a 1.5% NSRR in all of the Getty Properties including the New Getty Properties.   The New Getty Properties were the subject of a Valuation and Fairness opinion prepared by Ross Glanville and Associates Ltd. In October 2002 and a  Report prepared by W.J. McMillan Phd., P.Eng prepared in December 2002.  The Valuation Report and the Technical Report have been filed on the Canadian securities regulatory website at

www.SEDAR.com.(See also Item 7)   Prior to the November 8, 2002 agreement described above, the Registrant was party to an option and  joint venture agreement to earn a 50% interest in the Getty South Property from Robak and Masco pursuant to an Agreement dated November 8, 1995, as amended August 14, 1996 (the “Getty South Agreement”), subject to a 1.5% NSRR reserved in favour of Robak. The consideration was $10; reimbursement of $63,300 for certain costs incurred by Robak in acquiring and maintaining the claims in good standing; and a commitment to (a) incur the first $5,100,000 of exploration and development work on the claims, (b) complete a feasibility report prepared by an engineering firm in accordance with industry practice on the claims and (c) place the claims in commercial production on or before December 31, 2002. The Getty South Agreement was superseded by the November 8, 2002 agreement.

Until superseded by the November 8, 2002 agreement, the Registrant had an option agreement to earn a 50% interest in the Getty Central Property from Robak Industries Ltd. and Masco Capital Inc. pursuant to an Agreement dated November 8, 1995, as amended August 14, 1996 (the “Getty Central Agreement”), subject to a 1.5% NSRR reserved in favour of Robak. The consideration was $10; reimbursement of $9,300 for certain costs incurred by Robak in acquiring and maintaining the claims in good standing; and a commitment to (a) incur the first $750,000 of exploration and development work on the claims, (b) complete a feasibility report prepared by a reputable engineer in accordance with industry practice on the claims and (c) to place the claims in commercial production on or before December 31, 2002.

Until superseded by the November 8, 2002 agreement, the Registrant also had a an option agreement to earn a 50% interest in the Getty Southwest Property from Robak Industries Ltd. and Masco Capital Inc. pursuant to an Agreement dated November 8, 1995, as amended August 14, 1996 (the “Getty Southwest Agreement”), subject to a 1.5% NSRR reserved in favour of Robak. The consideration was $10; reimbursement of $13,300 for certain costs incurred by Robak in acquiring and maintaining the claims in good standing; and a commitment (a) to incur the first $1,100,000 of exploration and development work on the claims, (b) complete a feasibility report prepared by a reputable engineer in accordance with industry practice on the claims and (c) a commitment to place claims in commercial product on or before December 31, 2002.

In December 2004, Highland Valley Copper (“HVC”) terminated its participation in a joint venture signed on December  19, 2003.

HVC spent $2.3 million dollars on line cutting, induced polarization surveys (IP), and diamond drilling. Only intrusive rocks and structures surrounding the Getty West Occurrence including the Transvaal property in which the Registrant formerly held an interest, exhibited significant copper mineralization and accompanying alteration.  Here sub economic copper mineralization within hydrobrecciated Guichon and Bethlehem intrusives were encountered.  The Cinder hill area contains a large tertiary volcanic center and is deeply covered with overburden.   The Glossie Copper Occurrence was not tested during this program.  Only weakly anomalous copper and zinc mineralization were encountered within silicified and metasomatized Nicola volcanics overlying weakly altered intrusives in the North Valley IP anomaly.  However the drilling here was very wide spaced and the Registrant intends to  carefully review this work in relation to earlier exploration results to determine if additional untested targets may exist in this area.  The iron sulphide mineralized tertiary volcanics intersected in hole 2004-16 returned only very weakly anomalous copper.

B.

Business Overview

The Registrant is a natural resource company engaged in the acquisition and exploration of natural resource properties. The Registrant has an interest in several resource properties in Highland Valley, British Columbia, Canada and intends to seek and acquire additional properties worthy of exploration and development.  The Highland Valley area is a historic copper producing area, and the Registrant’s principal properties are in this mineralized area. The Registrant's long term objective is to develop and place its Getty Copper Project properties into commercial production.  The Registrant’s properties cover approximately 210 sq. km. (84 sq. miles) of contiguous claims in the Kamloops Mining Division of British Columbia, Canada. The Registrant's properties are currently in the exploration stage of development, and the Registrant's short term plans are to continue exploration activities to determine if sufficient mineralization exists to justify a feasibility study in respect of establishing parameters for possible future commercial production.  In 2005, the Registrant's commissioned a metallurgy test program of its copper sulphide and copper oxide samples at SGS Lakefield Research Limited in Lakefield, Ontario.  The test program determined the leach parameters and optimum chemistry for leaching copper form the Registrant’s resource samples which had been forwarded to Lakefield.  The second part of the program, continuing into 2006 confirmed the solvent extraction electrowinning (SX-EW) parameters.  This was a pre-condition of the express corporate goal of putting the

Registrant’s oxide copper deposits into production.

C.

Organizational Structure

The Registrant is based in British Columbia, Canada.  The Registrant operates directly and has no material subsidiaries.

D.

Property, Plants and Equipment

The registrant owns land and buildings in Logan Lake, British Columbia.  This property is encumbered by a first mortgage in the amount of $89,626.31 as of May 1, 2008.  These premises are used for core storage, field offices and vehicle storage.  For details of the Registrant’s mineral properties, see Getty Copper Project below.

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

Compression	A system of forces or stresses that tends to decrease the volume or shorten a substance.

Conglomerates	A coarse-grained clastic sedimentary rock, composed of rounded to subangular fragments, set in a fine-grained matrix.
Cretaceous	A geological period between 66 and 135 million years ago and which identifies the formation date of strata (see Mesozoic).
Cross-cut	An underground mine opening driven perpendicular to a body of mineralization.

Cryptocrystalline	Said of the texture of a rock consisting of crystals that are too small to be recognized and separately distinguished even under the ordinary microscope.
Cu	Used as the abbreviation for copper
Currency	All currency amounts are stated in Canadian dollars unless otherwise indicated.

Epithermal	Type of mineral deposit formed at low temperature, 50 - 200°C, usually within 1 km of the earth’s surface, often as structurally controlled veins.
Felsic	Field term used to describe a light coloured igneous rock, generally containing abundant feldspar and quartz.
Gangue	The valueless rock or mineral aggregates in an ore.
Gossan	A rust coloured iron oxide deposit found in the upper parts of veins or forming a cap overlying sulphide mineralization. Results from the oxidation and removal of sulphur and other metals.
gpt (or g/t)	Grams per tonne.
Granodiorite	A group of coarse-grained plutonic rocks intermediate in composition containing quartz, plagioclase, and potassium feldspar, with biotite and hornblende.
Hydrothermal Alteration	The chemical and mineralogical changes in rock brought about by the addition or removal of materials by hydrothermal fluids (for example, silicification).
Igneous	Meaning a rock or mineral that solidified from molten or partly molten material.
Intrusive	A rock formed by the process of emplacement of magma in pre-existing rock.
Lillianite	A steel-gray lead-bismuth-sulfide mineral.
Lithology	The description of rocks on the basis of such characteristics as color, mineralogic composition, and grain size.
Magma

Naturally occurring mobile rock material, generated within the earth and capable of intrusion and extrusion and from which igneous rocks are thought to have been derived through solidification and related processes.

Marcasite	White pyrite.
Mesozoic	The era of geological time ranging from 225 to 66 million years ago; includes the Triassic, Jurassic and Cretaceous periods.
Metallogeny	The genesis of mineral deposits, with emphasis on regional petrographic and tectonic features.
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

Mo	Used as the abbreviation for molybdenum
Molybdenum	A hard, silvery metal used in steel and nickel alloys.
NASDAQ	Means North American Securities Dealers Automated Quotation - a United States over-the-counter securities market.
Naummanite	An iron-black silver selenide mineral.
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

Sedimentary

Rock formed of sediment fragments of other rock transported from their sources and deposited in water; rocks formed by precipitation from solution as rock salt or gypsum or non-organic secretions of organisms, e.g., most limestone.

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

The climate is characteristic of the “dry belt” of the B.C. Interior Plateau and precipitation is about 23 centimeters annually. The seasonal climate conditions are generally moderate. Severe weather conditions can occur for isolated periods in the winter, although the snowfall is usually moderate and the summer temperatures are cool to warm.  Mean temperatures are 14.1°C in July and -6.6°C in January, respectively. Mining activities are able to continue year round.

The Registrant believes that an established mining infrastructure and a skilled labour force are available in the Highland Valley area, as the region has a history of porphyry copper mining. The water supply in the region is limited; however, a previous operator in the Highland Valley area obtained a water supply for its mining operations from groundwater. A 500 kva power line transverses the property and telephone service and natural gas is available in Logan Lake and at the nearby adjacent mine. The Registrant believes that all necessary mining infrastructure such as water, power and access will be available at the anticipated future mine sites.

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

The following table is a breakdown of the Registrant’s deferred exploration and development costs on the Getty Copper Project to the dates indicated:

	December 31,
Activity	2007	2006	2005	2004
Drilling	4,715,326	4,715,326	$4,715,326	$4,594,299
Environmental	254,456	254,456	254,456	254,454
Feasibility Study	226,428	166,709	166,709	166,709
Geoscience	3,073,793	2,986,698	2,963,117	2,766,245
Metallurgy	987,113	1,059,514	694,189	317,610
Assay	624,094	623,775	623,775	540,235
Other Costs	1,940,295	1,904,050	1,925,040	1,855,254
Provision for
impairment	(9,514,843)	(9,514,843)	(9,514,843)	$(9,514,843)
Totals	$2,306662	$2,195,685	$1,827,769	$979,963

Geological Setting

The Getty Highland Valley Project mineral tenure is comprised of 210 square kms of contiguous mineral claims located in the Highland Valley, British Columbia’s premier copper producing area, approximately 200 km northeast of Vancouver (Figure 1). The local area contains excellent transportation and power infrastructure, a large pool of experienced mining and support personnel, and a mining based economy.

The Registrant’s mineral tenure contains favourable Guichon Creek Batholith geology and adjoins to the south with the large Cu-Mo mining and milling operations of the Highland Valley Copper Partnership (HVC) owned by Teck Cominco (97.5%) and Highmont Mining (2.5%).

The Registrant‘s claims span the entire width of favourable Guichon Creek Batholith geology immediately to the north of HVC’s holdings.  The Registrant’s most advanced projects, the Getty North and Getty South deposits, are located in the eastern part of the property in the same geological and structural setting as the Bethlehem Mine located five to eight km to the south.

Sampling and Analysis

Drill core is mechanically split along its long axis.  One half of the core is submitted for preparation and analysis, and the other half is geologically catalogued and stored on the site.

All assays and analyses are performed by Eco-Tech Laboratories in Kamloops, British Columbia, where they also store the samples they test for future reference.

Security of Samples

Drill core samples are stored in the Registrant’s alarmed office and warehouse facility.

Exploration

During 2004, Highland Valley Copper completed a $2.3 million dollar exploration program consisting of line cutting, IP surveys, and diamond drilling. The areas explored were the Glossie and Getty Northwest targets including the Transvaal property in which the Registrant formerly held an interest.  Only intrusive rocks and structures surrounding the Transvaal Occurrence exhibited significant copper mineralization and accompanying alteration.  Here sub economic copper mineralization within hydrobrecciated Guichon and Bethlehem intrusives were encountered.  The Cinder hill area contains a large tertiary volcanic center and is deeply covered with overburden.   The Glossie Copper Occurrence was not drill tested during this program.  Only weakly anomalous copper and zinc mineralization encountered within silicified and metasomatized Nicola volcanics overlying weakly altered intrusives in the North Valley IP anomaly were encountered.  However the drilling here was very wide spaced and the Registrant will carefully review this work in relation to earlier exploration results to determine if additional untested targets exist in this area.  The iron sulphide mineralized tertiary volcanics were intersected but returned only very weakly anomalous copper.

Planned exploration for 2008

An exploration program is planned on the Getty properties.  These programs will be conducted under the British Columbia “Best Practices Exploration Guidelines” under the direction of a suitable qualified Professional Geoscientist or Engineer registered with Association of Professional Engineers and Geoscientists of British Columbia.  The details of this program are still subject to board approval and financing.

Subject to financing the Registrant intends to carry out any exploration and metallurgical work recommendations provided in the preliminary feasibility study.

The Company primarily has been exploring the Getty North and Getty South deposits. The Getty North and Getty South deposits have copper mineral resource estimates that were received by the Company in August and June of 2007, respectively. In addition, the Getty North deposit has both copper and molybdenum mineral resource estimates that were received by the Company in February 2008.   These 2007 and 2008 technical reports meet the requirements of the CIM classifications referenced in National Instrument 43-101.

Note - Cautionary Note to U.S. Investors concerning estimates of Mineral Resources  This section uses the terms “mineral resources”.  We advise U.S. investors that while this term is recognized and required by Canadian Regulations, the U.S. Securities and Exchange Commission does not.  U.S Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

West Coast Environmental and Engineering (West Coast), of Ventura and Nevada City, California, continues to work on a preliminary-feasibility study which was started in 2007.  The focus is on a potential cathode copper production from the Getty North and Getty South oxide and sulphide resource zones. The new engineering study is intended to update the past work referred to above and includes possible development of both the copper and molybdenum oxide and sulphide resources.  The oxide and sulphide resources of the Getty North Deposit would potentially be open-pit mined in conjunction with the Getty South oxide and sulphide resources.

An update on the Preliminary Feasibility Study engineering report being carried out by West Coast under the direction of Mr. Craig L. Parkinson P.G., the Qualified Person responsible for this study, was announced in May 2008.  As the Getty North NI 43-101 compliant resource has been updated with molybdenum values, West Coast reports that the processing plan is proposed to be altered to effectively accommodate the molybdenum resource.  To facilitate effective recovery of the molybdenum resource, the option of dump and heap leaching of oxide ores has now been replaced by a flotation tailings leach system. This methodology is anticipated to allow maximum potential utilization of the updated Getty resources and is analogous to other recent and successfully operating global hydrometallurgical production facilities.

Further, given the current global crisis in molybdenum roasting capacity, West Coast is now incorporating incremental added capacity in the hydrometallurgical pressure oxidation and metal recovery circuits for potential on-site custom processing of outside copper and molybdenum concentrates from other entities with available materials. In particular, the hydrometallurgical process plant now proposed for Getty  should allow treatment of much lower grade combined bulk copper and molybdenum concentrates which could be a significant advantage over current molybdenum concentrate production and roasting practices.  However, at this time there can be no assurance that the proposed preliminary-feasibility study will indicate that the quality of the present resources will be upgraded to the status of reserves, or that the planned processes will be able to produce cathode copper material as proposed.  The above plans for producing copper concentrates and cathode copper may not be economically achievable even though the testing and planning to date indicate that the copper cathode could potentially be produced using the planned processes.

(a)

Getty North Property

Exploration

Prior to the acquisition of the Getty North Property by the Registrant from Robak and Masco, Robak held the Getty North Property for approximately two decades. During that period, in excess of $350,000 was spent on exploration work on the property consisting of silt and soil sampling, trenching and bulk sampling. Since the date of the Registrant’s acquisition of the Getty North Property to December 31, 2007, the Registrant has completed $8,590,971  of exploration work on the property, consisting of aerial photographic surveys and base map production, diamond drilling, geological mapping, assaying, induced polarization and magnetics geophysical surveys, soil geochemical surveys, metallurgical testing, and resource calculations.

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

Also in 2004, the Registrant completed $979,963 of exploration in the Getty North area.  A 980 metric tonne bulk sample of oxidized material was removed from the Getty North deposit and stored near the Getty South deposit.  A 10-hole diamond drill program tested areas southeast of the Getty North deposit with only locally anomalous copper results being obtained. A combined line cutting, IP, multi-element geochemical soil sampling and drilling program was carried out on the Getty North Extension target immediately northeast of the Getty North deposit.  The surveys produced weak copper, lead, gold, and molybdenum anomalies and weak to moderate IP anomalies that when drilled returned locally weakly anomalous copper in altered and sheared intrusive rocks.

In 1997, the Registrant undertook a $3 million program of drilling and sampling on the Getty North Property. As of December 31, 1997, the Registrant had completed 64 diamond drill holes totaling 17,444.5 metres (57,235.4 ft). These holes were systematically drilled on sections 30 metres apart to provide the density of data points required for an independent mineral deposit update. The Registrant has not defined or delineated any proven or probable reserves on the Getty North Property

Mr. A. Frye of KHA Resource Modeling Inc. independently performed a mineral deposit estimation using computerized 3D geological and block models.  The resource estimates generated from this block model are detailed in the following section on Mineralization. These 1997 calculations were made prior to implementation of National Instrument 43-101.  They are historical estimates only and should not be relied upon, however they were made by experienced professionals using standard methods appropriate for the time.

In December 1997, the Registrant retained Bateman engineering Inc. of Denver, Colorado (“Bateman”) to perform a pre-feasibilty study for the oxidized part of the Getty Norht Deposit and th e proposed Getty North copper Plant.  Bateman recommended that the Registrant conduct a full feasibility for the Getty North Oxide Deposit.  Bateman also recommended that the Registrant conduct (prior to or during the full feasibility study) further leach and assay comparison test that might increase the mineable mineral deposit estimates.

Mineral speciation studies and petrographic studies were carried out in 2001 by G& T Metallurgical Services Ltd. and R.C. Wells, P.Geo on five samples from the oxidized part of the Getty North Deposit.  The principal objective of this work was to identify and quantify the various copper and gangue minerals present in the samples as part of the on-going metallurgical leach tests of the oxide deposit.  These studies indicated that secondary (oxide) copper minerals account for the bulk of the copper present in the samples and that calcite contents are generally trace, with up to a maximum of 1% in one sample.

The Registrant, also commissioned an Interim Scoping Study by Innovat Limited under the supervision of D.A. Mackie, P.Eng to investigate alternatives to the proposed Heap Leach SX/EW Cathode Copper plant suggested by Bateman Engineering Inc., for the Getty North Oxide Deposit in their Feasibility Outlook report of 1998.  The scoping study examined Continuous Vat Leach as an alternative to the SX/EW Heap Leach process and the production of Copper Sulphate Crystals and two different variations of Copper Powder Production Plants, in addition to Cathode Copper.  Based on this preliminary study and cursory market information, the production of Copper Powder appears to generate the best economics.

The Registrant concluded a program of hydrological baseline studies and data collection in the area of the proposed Getty North Oxide Mine and Processing Plant that had been carried out on a continuing basis since 1998 by M. Miles and Associates Ltd.

The Registrant commissioned W.J. McMillan, Ph.D., P.Eng. to complete a  Report which was completed February 27, 2003 on the Getty Copper Property.   He reviewed all pertinent documentation and described his observations where applicable and appropriate on all portions of the property including the Getty North and other deposits, including earlier resource calculations and economic evaluations completed by independent qualified professional engineers.  Although accepted by the TSX Venture Exchange as a NI 43-101 compliant technical report, the BC Securities Commission advised the Registrant that it does not consider the McMillan Report as NI 43-101 compliant. A Canadian Securities Administrators NI 43-101 compliant resource estimate for Getty North  was completed in August 2007, by Craig L. Parkinson, P.G and Mark E. Smith, P.E., G.E. of Vector Engineering.

Note - Cautionary Note to U.S. Investors concerning estimates of resources  This section uses the term “resources”.  We advise U.S. investors that while this term is recognized and required by Canadian Regulations, the U.S. Securities and Exchange Commission does not.  U.S Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Mineralization

The Getty North deposit is situated in the north central portion of the Guichon Batholith, an area the Registrant believes has a favourable structural trend of copper deposits. The Registrant believes the deposit is predominantly hosted by quartz diorite of the Guichon variety cut by dykes and breccia zones. Sericite, chlorite and carbonate associated with copper mineralization overprints the protolith mineral assemblage.

Cross sections 30 meters apart based on extensive drilling (132 holes from 1993 to 1997) were used in the resource calculation, and over 200 holes were used in geological interpretation.  These sections show that the mineralization occurs in a shape similar to an inverted “horseshoe” containing a central zone of lower grade mineralization. The Getty North deposit displays continuity in a north northwest direction for a distance of at least 300 metres, ranging from 50 to over 150 meters wide in an east northeast-west southwest direction. Intrusive contacts and faulting, as seen in drill core, both control and displace mineralization, and dip steeply to the southwest.

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

Getty North Deposit – Indicated Resource

		Total Resource (Millions of tonnes)	Grade (% Cu)
Oxide Zone	0.2% copper cutoff	6.45	0.541
Sulphide Zone	0.2% copper cutoff	25.65	0.432

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

Getty North Deposit – Inferred Resources

		Total Resource (Millions of tonnes)	Grade (% Cu)
Oxide Zone	0.2% copper cutoff	.429	0.416
Sulphide Zone	0.2% copper cutoff	7.82	0.352

The 0.2% copper cutoff is considered a realistic figure for the Highland Valley area of British Columbia where power and water costs are lower, and mechanical efficiencies are higher than global averages for mines of similar size, grade, copper speciation and economic situation.  Bateman Engineering Inc. of Arizona, in 1998 was commissioned to complete a “Feasibility Outlook” report on the Getty north deposit.  Bateman calculated an “incremental cutoff” of 0.18% copper (for the oxide resource only), using a 1 to 1 waste to ore open pit stripping ratio, copper price of $US 0.85, copper recovery of 75%, and a combined mining, processing and administration cost of $4.02 per tonne of ore processed. The Registrants’ estimate of the three year average price of copper is at least $US 1.50 per pound ($US 2.64 per kilogram), considerably higher than the figure used in Batemans’ economic evaluation.

2007 Exploration Expenditures

In 2007, the Registrant primarily has been exploring the Getty North and Getty South deposits. The Getty North and Getty South deposits have copper mineral resource estimates that were received by the Company in August and June of 2007, respectively. In addition, the Getty North deposit has both copper and molybdenum mineral resource estimates that were received by the Company in February 2008.   These 2007 and 2008 technical reports meet the requirements of the CIM classifications referenced in National Instrument 43-101.

On August 24, 2007, the Registrant announced that it had commissioned West Coast Environmental and Engineering, of Nevada City, California, to immediately commence a preliminary-feasibility study focused on potential cathode copper production from the Getty North and Getty South oxide and sulphide resource zones. The new engineering study is intended to update the past work referred to above and includes possible development of both the copper and molybdenum oxide and sulphide resources.  The oxide and sulphide resources of the Getty North Deposit would potentially be open-pit mined in conjunction with the Getty South oxide and sulphide resources.

The 2007 Getty North technical report prepared by Vector Engineering, Inc. discloses indicated and inferred copper resources of oxide and sulphide zones at cut off grades of 0.2% and 0.3% copper. At a cut off grade of 0.2% copper, the Indicated Resource calculated was 32.106 million tonnes at a grade of 0.454% copper, and an Inferred Resource of 8.250 million tonnes at a grade of 0.355% copper. At a cut off grade of 0.3% copper, the Indicated Resource calculated was 30.730 million tonnes at a grade of 0.462% copper, and the Inferred Resource calculated was 3.983 million tonnes at a grade of 0.452% copper.  The 2008 Getty North technical report discloses the same indicated and inferred copper resources as the 2007 technical report.  In addition to the copper resources, the 2008 Getty North technical report prepared by West Coast Environmental and Engineering discloses indicated molybdenum resources based on a cut-off grade of 0.2% copper. At a cut off grade of 0.2% copper, the molybdenum Indicated Resource calculated was 32.106 million tonnes at a grade of 0.015% molybdenum.  A 2008 technical report on the Getty South deposit is under preparation and will disclose inferred molybdenum resources.  A summary of the 2008 Getty North mineral resources is provided below.

Getty North Mineral Resource Estimates

Based on a Cut-Off Grade = 0.2% Copper

Copper Resource Estimates
Resource Zone	Resource Type	Total Resource (millions of tonnes)	Grade (% Cu)	Pounds of Copper (millions)
Oxide	Indicated	6.45	0.541	76.98
	Inferred	0.43	0.416	3.94
Sulfide	Indicated	25.65	0.432	244.36
	Inferred	7.82	0.352	60.70
Total	Indicated	32.10	0.454	321.34
Total	Inferred	8.25	0.355	64.64
Molybdenum Resource Estimates
Resource Zone	Resource Type	Total Resource (millions of tonnes)	Grade (% Mo)	Pounds of Molybdenum (millions)
Oxide	Indicated	6.45	0.013	1.849
Sulfide	Indicated	25.65	0.015	8.484
Total	Indicated	32.10	0.015	10.333

The Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards state, in part, that a mineral resource is an occurrence of natural solid material in the Earth’s crust in such form, quantity, and quality (grade) that the material has a reasonable prospect for economic extraction.  The location, quantity, grade, continuity, and geologic characteristics of the Getty North mineral resource are known and have been adequately interpreted from the available geologic evidence, data, and analytical test results.  The Getty North mineral resource has a reasonable prospect for economic extraction by modern surface and underground mining methods given the current metal prices and economic conditions.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The sulphide copper is proposed to be treated using conventional milling and flotation as is done worldwide to produce copper concentrates. Any copper concentrate that might be produced is proposed to be pressure leached on site with industrially proven, low temperature-pressure oxidation autoclaving followed by solvent extraction and electro-winning (SX/EW) to produce high quality cathode copper metal.  Pressure oxidation of copper concentrates is a rapidly emerging industrially applied and environmentally sound technology. The proposed pressure oxidation facility at the Getty property would be based on this proven industrial technology. It would potentially offer the advantages of a large-scale application of the technical and financial advantages of low pressures and temperatures assuming that the planned study is positive.  However, at this time there can be no assurance that the proposed preliminary-feasibility study will indicate that the quality of the present resources will be upgraded to the status of reserves, or that the planned processes will be able to produce cathode copper material as proposed.  The above plans for producing copper concentrates and cathode copper may not be economically achievable even though the testing and planning to date indicate that the copper cathode could potentially be produced using the planned processes.

The Registrant, in 2006, embarked on a metallurgy test program of its copper sulphide and copper oxide samples at SGS Lakefield Research Limited in Lakefield, Ontario. The test program determined the leach parameters and optimum chemistry for leaching copper from Getty’s resource samples which had been forwarded to Lakefield. Additionally the Registrant contracted with Innovat Limited of Ontario to test the viability of using Innovat’s proprietary continuous vat leaching system to extract copper from the samples provided to Lakefield. The pilot plant testing confirmed the viability of the Innovat continuous vat leaching system and the Issuer has negotiated a non-exclusive license to commercially exploit the technology.

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

Exploration History

The property was acquired by Trojan Exploration Limited in 1955 and was explored by Trojan Consolidated Mines Limited by surface and underground methods. Recovery of copper values by diamond drilling at that time was poor. Approximately one million dollars was spent on exploration during the period 1955 to 1973. The following work was performed by previous operators before the Registrant acquired the property: Surface diamond drilling - 15,556 metres; Underground diamond drilling - 1158 metres; Percussion drilling - 319 metres; Underground drifting - 1719 metres; Two compartment shaft - 49.1 metres; and Surface trenching - 396 metres.

The Getty South Property is in the early stages of exploration, and based on the exploration to-date, the Registrant has not defined or delineated any proven or probable reserves on the Getty South Property. In 1992, an independent consultant performed a mineral deposit estimate based on physical work completed on the Getty South Property prior to the Registrant’s acquisition of the property. In 1996, the Registrant undertook a thirteen diamond drill-hole program aggregating 3236 meters of drilling that provided assay results that were lower than anticipated, and the Registrant had determined that the drilling completed at that time  was not reliable for determining grade.

There is no assurance that a commercially viable ore deposit (if any) exists on the Getty South Property until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage recoveries and other factors conclude economic feasibility.

As part of a systematic assessment of the grade and extent of near-surface oxide/sulphide-copper mineralization at the Getty South deposit, a program of surface trenching consisting of 13 trenches totaling approximately 1572 metres in aggregate length was completed as of December 31, 1997. The assay results to date indicate that significant concentrations of copper, mostly as leachable oxide copper, occur over an area measuring approximately 240 metres by 40 metres. Additionally, significant results were obtained approximately 200 metres to the south.

The Registrant has completed initial exploration work of its own on the Getty South Property, including aerial photographic surveys and base map production, drilling, trenching, assaying, geophysical, geochemical and geological work, at a cost of $1,018,503 to December 31, 2007.

On June 18, 2007 Vector Engineering, Inc. of Grass Valley, California, delivered a NI 43-101 compliant technical report on the Getty South deposit. The report discloses an inferred resource estimate of 28.16 million tonnes, having a grade of 0.47% copper at a cut off grade of 0.20% copper.

Note - Cautionary Note to U.S. Investors concerning estimates of resources  This section uses the term “resources”.  We advise U.S. investors that while this term is recognized and required by Canadian Regulations, the U.S. Securities and Exchange Commission does not.  U.S Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

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

Drilling

The Getty South deposit has been less thoroughly drill tested than the Getty North deposit, but has been explored by one underground level comprising a 45-metre shaft, approximately 1775 metres of drifting and crosscutting and approximately 1477 metres of underground diamond and percussion drilling. Although 15,550 metres of surface drilling were completed by previous operators, it is reportedly of poor quality and thus is not a reliable base for calculating the copper mineral resource. During 1996, the Registrant completed an initial 13-hole reconnaissance large diameter diamond drilling program totaling 3236.2 metres that returned copper results lower than anticipated.  Previous engineering reports concluded that diamond drilling results based on poor recovery have proven unreliable when compared with underground development sampling, and that diamond and percussion drilling results to date do not match the overall grades returned from the currently interpreted areas of mineralization from the underground muck and bulk samples.  Closely spaced large diameter diamond or reverse–circulation (RC) drilling has been recommended as a better method to determine the grade of near surface mineralization in the breccia deposit  Reopening the underground workings are being considered.

Underground development

The Getty South has been developed by a 45 meter (150 foot) vertical shaft and over 1500 meters of horizontal development and at least one raise.  Development took place in at least four campaigns from 1957 to 1974.  Development took place primarily to test the highest grade known mineralized zones.  Resource estimates were based primarily on the muck and bulk sample grades with additional data from mineralized and geological information derived from the drilling and 1997 trenching results.

Planned Exploration for 2008.

Subject to financing and board approval, a budget of $250,000 has been proposed to complete a recommended initial trenching and drilling program on the Getty South Deposit.

(c)

Getty Central Property

The Registrant has completed initial exploration work of its own on the Getty Central, including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2007 of $57,505 for the Getty Central Property.

Exploration

The Getty Central Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property.   No exploration expenditures are planned in 2008.

d)

Getty Southwest Property

Exploration

The Registrant has completed initial exploration work of its own on the Southwest Property including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2007 of $391,428.

The Getty Southwest Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property.  No exploration expenditures are planned in 2008.

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

The Getty Northwest Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property. The Registrant has not planned any exploration on the property for 2008, and any plans to develop a new mine on the property would be based on a full-scale feasibility study, if any, to determine the commercial feasibility of a mining operation on the property.

Exploration History

The Registrant has completed initial exploration work of its own on the Getty Northwest Property, including aerial photographic surveys and base map production, drilling, geochemical soil sampling, prospecting, geophysical surveys and geological mapping, at a cost to December 31, 2007 of $1,763,098.  HVC in 2004 completed a large line cutting and IP program over the area.

Drilling

During 1996, one exploratory diamond drill hole 254.4 metres (834 ft) deep was drilled, but no significant results were obtained. In 2004, HVC completed eight diamond drill holes following up the IP program.  Only locally weakly anomalous copper and zinc results were obtained usually in hornfelsed volcanic rocks overlying the intrusive rocks. HVC also completed one drill hole 500 meters east of the Glossie mineral occurrence in which a thick sequence of Eocene volcanics was intersected.  Pyritized sections returned weakly anomalous gold.

There is no assurance that a commercially viable ore deposit exists on the Getty Northwest Property until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.

Planned Exploration for 2008

 Subject to financing the Registrant intends to carry out any exploration and metallurgical work recommendations provided in the preliminary feasibility study.

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

The Registrant does not believe that it is significantly impacted by the effects of inflation and the Canadian dollar has fluctuated in a relatively narrow band to the United States dollar (US$1.07: Cdn$1.13 to $1.21) during these three years.  The Registrant has not been significantly affected by government economic, fiscal, monetary or political policies and the outlook for the Registrant’s assets primarily relate to the outlook for gold and copper. For information relating to the historical prices for copper and gold, see “Trend Information” below.

Operating Results – Fiscal 2007 Compared with Fiscal 2006

At December 31, 2007, the registrant had working capital of $59,974 compared to a working capital deficit of $329,618 at December 31. 2006.   During the year ending December 31, 2008, the decrease in working capital resulted from a private placement, exercise warrants, and Incentive Stock Options less funds paid out for expenses. Current liabilities at December 31, 2007 decreased to $703,908 from $871,256 at December 31, 2006, due to recognizing a mortgage payable of $88,166 as a long term liability.  The Mortgage was renewed in October 2007.

In May 2007, the Registrant completed a private placement of 13,000,000 units for gross proceeds of $1,300,000.  Each unit, priced at $0.10, is comprised of one common share and one-half of one purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.15.

Legal fees and deferred exploration expenditures absorbed a significant part of the capital during the year.

Net deferred exploration expenditures incurred during the year ended December 31, 2007, $110,977 compared to   $367,916, spent during the year ended December 31, 2006.

Shareholder equity increased to $4,106,604 during the year ended December 31, 2007 from $3,701,427  December 31, 2006 due to private placements, the Registrant has no source of income other than interest earned on funds held in a term deposit.

The Registrant earned $10,138 in interest income for the year ending December 31, 2007 compared to $13,104 at December 31, 2006.

During the year ended December 31, 2007 the Registrant earned $2,264  rental income for a portion of office space located in Logan Lake, British Columbia, compared to $3,957  during the previous year ending December 31, 2006.  The tenants were only in the building for a portion of the year ending December 31, 2007.

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

Liquidity and Capital Resources

On January 18, 2006, the registrant completed a private placement of 5,000,000 units.  Each unit consisted of one share valued at $0.10 and one-half share purchase warrant certificates, exercisable for one year at a price of $0.125 in the first six months and $0.15 in the second six months.  . These warrants were extended to January 16, 2008 at a price of $0.15.   As of May 12, 2008 125,000 warrants were exercised, leaving a balance of 2,375,000 whole warrants to expire unexercised.

On July 7, 2006, the Company completed a private placement and issued 10,000,000 units at $0.11 for gross proceeds of $1,100,000.  Each unit is comprised of one common share and one common share half-warrant, entitling the holder of each whole share purchase warrant to purchase an additional one common share of the Company for a period of 6 months (expiry date was extended to July 7, 2008 from January 7, 2007) at a price of $0.15.  No finder’s fees or commissions were paid.  Proceeds from the private placement were used to fund the Company’s exploration and development programs, to pay ongoing legal expenses and for general working capital.  As of  May 20, 2008, 22,750 warrants were exercised, leaving a balance of 4,977,250 whole warrants.

On May 1, 2007, the TSX Venture  Exchange accepted for filing the company’s proposal to issued 4,937,500 shares at a deemed value of 10 cents per share to settle outstanding debt for $493,750.

On May 7, 2007 the TSX Venture Exchange accepted the Company’s non-broker private placement of 13,000,000 units for gross proceeds of $1,300,000.  Each unit, at a price of $0.10, is comprised of one common share and one half-share purchase warrant, each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.15 per share until May 7, 2008.  At the expiration date,  these warrants were unexercised.  All securities issued were subject to a four-month hold period from the date of closing.

On January 10, 2008, the Company closed a non-broker  private placement for 10,000,000 shares at $0.10 per share, for proceeds of $1,000,000.  The TSX Venture Exchange accepted this private placement on January 10, 2008.  All Securities issued will be subject tom a four-month hold period expiring on May 11, 2008.  As of May 12, 2008 the shares issued and outstanding were 77,638,907, (83,816,157 fully diluted).

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

Fiscal 2007 Compared with Fiscal 2006

As at March 31, 2008, the Registrant’s cash and short term investments were $581,350.

The Registrant’s cash and short-term investments at December 31, 2007 were $755,929 compared to $498,055 at December 31, 2006.  During the year ending December 31, 2008, the decrease in working capital resulted from a private placement, exercise warrants, and Incentive Stock Options less funds paid out for expenses. (see item 8, Legal Proceedings). Aside from cash and short-term investments, the Registrant has no material unused sources of liquidity.

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

Financial Instruments

The Registrant financed its activities from 1985 through 2007 primarily through the issuance of equity shares through private and public distributions. Certain of these financings were structured as “flow through” to provide a Canadian income tax incentive to make the securities more attractive. The Income Tax Act (Canada) provides certain incentives to encourage exploration on Canadian resource properties including the deductibility of a defined class of “Canadian Exploration Expenses” and “Canadian Development Expenses” which provide deductible pools of resource expenditures deductible against other sources of income.  The Registrant keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are currently excess to the Registrant’s needs are invested in government of Canada or like debt obligations and other short term near cash investments pending the need for the funds.

The Registrant does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds. As of the fiscal 2007 year end, the Registrant estimates that the cost of maintaining its corporate administrative activities at approximately $30,000 exclusive of legal fees per month. Accordingly, the Registrant’s management estimate that a minimum of $360,000 will be needed to maintain its corporate status and assets over the ensuing two-year period and the Registrant has current working capital deficit at March 31, 2007 of $611,362 which is not adequate to ensure continued viability over this period of time.

Research Expenditures

The Registrant is a resource expenditure based corporation and accordingly does not have a program of intellectual property development or patenting or licensing issues.

Trend Information

In 2008 the Registrant’s planned exploration program and increased legal expenses will deplete funds generated from the January 2008 private placement.  Legal expenses will decrease substantially, now that many of this issues have been settled. See Item 8 A Legal Proceedings.

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

The price of copper has significantly improved since 2004 as a result of increasing consumption and decreasing stocks.  Recent widely read business journals predict that metal prices in 2008 should continue at current levels due to simple supply and demand dynamics.

 ITEM 5.E – OFF-BALANCE SHEET ARRANGEMENTS.

Not Applicable

ITEM 5.F – TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The Registrant is committed to make monthly payments of $3,000 to related parties for management fees and rent.

	Total	less than a year	1-3 years
Rent	$6,000	--	$6,000
Management Fees	$30,000	--	$30,000
Consulting Fees	$30,000 US$	--	$30,000 US$

ITEM  6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management as of May 25, 2008

Name, Position and Place of Residence	Period a Director of the Issuer	Shares Beneficially Owned or Controlled(1)
Corby G. Anderson PhD CEng President, CEO, COO, Director Butte, Montana, USA	June 12, 2006	60,000 Shares
John B. Lepinski Managing Director Coquitlam, British Columbia	June 30, 1992 to date	19,611,241 Shares 1,113,636 Warrants
Donald R. Willoughby FCA Chief Financial Officer, Director Vancouver, British Columbia	June 30, 1992 to date	395,000 Shares
Robert H. Peterson Director Boise, Idaho, USA	August 16, 2007	10,000 Shares
Charles Mitchell, LLB Directo Edmonton, Alberta	November 30, 2004 to date	NIL
Edward Leung, CGA Director Vancouver, British Columbia	January 26, 2005 to date	NIL
Dennis Milburn, CA Director Langley, British Columbia	May 20, 2008	NIL

Notes:

(1)

The information as to shares beneficially owned or controlled is furnished by the respective directors.

All directors have a term of office expiring at the next annual general meeting of the Registrant. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Principal Occupation of Current Management of Getty

CORBY ANDERSON – President, CEO, COO, Director.  Dr. Corby Anderson CEng FIChemE, is the Principal Process Engineer, Center for Advance Mineral & Metallurgical Processing.

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

DONALD R. WILLOUGHBY – Chief Financial Officer and Director. Mr. Willoughby is a Fellow Chartered Accountant . He is also a shareholder, director and officer of several private companies and has served as a director of other public companies during the past fifteen years.

B.

Compensation

During the Registrant’s financial year ended December 31, 2007 the aggregate remuneration paid or payable to the Registrant’s directors and senior officers or companies or professional firms with which the directors or officers are associated, for rent, accounting, legal services, interest and geological consulting fees by a director was $217,383.

Dr. Corby Anderson, President of the Registrant, and Mr. Donald R. Willoughby,  Chief Financial Officer and a director of the Registrant, are each a “Named Executive Officer” of the Registrant for the purposes of the following disclosure.

The compensation paid any Named Executive Officers during the Registrant’s three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Dr. Corby Anderson, President since July 20, 2007	2007	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$12,885 NIL
Jean Jacques Treyvaud., CEO, President since November 25, 2004	2007 2006	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$ NIL $ 800
John Lepinski, Managing Director,	2007 2006	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$ 30,000 $ 30,000
Donald Willoughby, CFO	2007 2006	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$69,498[1] $29,070[1]
John Parks, Secretary, Since October 2004	2007 2006	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$105,000[2] $ 165,000[2]

1.  Fees paid to a professional accounting firm, of which Mr. Willoughby’s professional corporation is one of the accounting firm’s corporate partners, as well as reimbursement for legal fees and court costs.

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

There are no arrangements under which directors were compensated by the Registrant during the financial year ended December 31, 2007 for their services in their capacity as directors and consultants except as herein disclosed. An accounting firm in which a director of the Registrant is associated charged the Registrant $14,080 (2006 - $15,403) for accounting fees related to tax filings, quarterly report review and  other professional accounting related matters.  The Company reimbursed the professional accounting firm $55,418 (2006 - $13,667) for the director’s time and disbursements for representing the Company in examinations of discovery carried out.  The former President Jean Jacques Treyvaud and director of the Company billed the company $NIL (2006 - $800) for consulting fees.  A Company controlled by the current president, Dr. Corby G Anderson billed the Company $12,885 (2007 $NIL) for consulting services.  John Parks, Solicitor, Corporate Secretary and director of the Company billed the Company $105,000 (2006 - $165,000) for legal fees, as general counsel.  For the year ending December 31, 2006, the Company also paid $6,000 office rent and $30,000 management fees to companies controlled by the managing director.

 C.

Board Practices

All directors were re-elected at the June 25, 2007 annual general meeting and have a term of office expiring at the next annual general meeting of the Registrant is scheduled to be held on June 26 2008.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

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

D.

Employees

At December 31, 2007, 2006 and 2005 the Registrant had one direct employee.

E.

Share Ownership

As of December 31, 2007 an aggregate of 3,875,000 Shares have been reserved for issuance pursuant to the following director, executive officer and service provider stock options: At the annual general meeting held June 25, 2007, the shareholders passed a resolution increasing the number of reserved shares under the Plan to 6,700,000.

(a) Incentive Options

	Number of	Exercise Price	Date of Grant	Expiry Date
Option holder	Shares	per Share(1)	(m/d/y)	(m/d/y)
Donald Willoughby FCA, CFP	225,000	$0.20/0.25	11/14/2003	04/15/2008
John Parks	1,150,000	$0.20/0.25	11/02/2004	04/15/2008
John Lepinski	350,000	$0.20/0.25	11/14/2003	04/15/2008
Edward Leung	200,000	$0.20/0.25	4/15/2005	04/15/2008
Charles Mitchell	200,000	$0.20/0.25	4/15,2005	04/15/2008
Dr. Corby G. Anderson CEng	200,000	$0.20/0.25	10/16/2006	04/15/2008
FIChemE
Dr. Corby G. Anderson CEng	1,000,000	$0.25	7/20/2007	07/20/2010
FIChemE
Robert Peterson	200,000	$0.25	8/15/2007	08/15/2010
David Shaw	100,000	$0.20/0.25	5/6/2005	04/15/2008
Patrick Raleigh	100,000	$0.20/0.25	11/14/2003	04/15/2008
Marilyn Young	100,000	$0.20/0.25	11/14/2003	04/15/2008
William Cummer	50,000	$0.20/0.25	11/14/2003	04/15/2008

1.

475,000 options were exercised during the financial year ended December 31, 2007.   As of May 31, 2008 no further options were exercised.

On May 23, 2008 1,475,000 stock incentive options were granted to directors and employees to purchase common shares at a price of $0.20 per share for a period of five years.

Securities Held By Insiders

As at May 15, 2008 the directors and officers of the Registrant and their affiliate companies held as a group, directly and indirectly, own or control an aggregate of 20,076,241 common shares (25.8%) and hold 1,120,000 options , 1,113,636 warrants to acquire an additional  1,113,636 common shares.

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

MAJOR  SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Registrant’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and the Registrant does not have knowledge or access to information about of the beneficial owners thereof.  To the best of its knowledge, the Registrant is not directly or indirectly owned or controlled by a corporation or foreign government.  As of December 31, 2007, the Registrant had unlimited authorized common shares without par value of which 67,638,907 (May 25, 2008: 77,638,907)

“Beneficial owner - The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership.  These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities.  A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement.  Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.”

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

As of May 30, 2008 there were 56 registered shareholders of record holding a total of  77,638,907 common shares of the Registrant.  To the best of the Registrant’s knowledge there were 41 registered shareholders of record with registered addresses in Canada, 9 shareholders of record with registered addresses in the United States and 6 shareholders of record with registered addresses in other countries holding approximately 77,400,360 (99.69%) 235,422 (0.3%) and 3,125 (0.01%) of the outstanding common shares, respectively.  Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect the Registrant or its predecessors during the year ended December 31, 2007, except on December 9, 2002, the Registrant held a Special Meeting whereby the shareholders approved an ordinary resolution of disinterested shareholders authorizing the directors to conclude a proposed agreement between the Registrant and Robak Industries Ltd., a holding company of director John Lepinski to acquire the Getty South property (as to 50%) and 100 % of the Southwest and Central mineral claims (each subject to a 1.5% NSR) for a total of 12.0 million (pre-reversed-split) fully paid common shares.   The transaction received TSX V approval on March 7, 2003 and details of the transaction can be reviewed in the management proxy circular prepared for the December 9, 2002 meeting which is publicly accessible at www.sedar.com.

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

On July 7, 2006, a number of Plaintiffs including Robert Gardner and Gordon Blankstein, initiated a lawsuit against the Registrant and a number of past and current directors claiming, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated. The Company believes the allegations are totally without foundation and has instructed counsel to vigorously defend the action. In May 2008, the plaintiffs and Getty Copper Inc. concluded a settlement of the action in which both the plaintiffs' claims and the defendants' counterclaim have been dismissed without costs to any party.  No settlement payments were transferred or received by either party.

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

THE OFFER AND LISTING

A.

Offer and Listing Details

Trading Markets

	High	Low		High	Low
	($)	($)		($)	($)
Annual			By Quarter
2007	0.40	0.075	Calendar 2006
2006	0.145	0.085
2005	0.19	0.07	First Quarter	0.14	0.08
2004	0.80	0.16	Second Quarter	0.13	0.09
2003	0.75	0.18	Third Quarter	0.145	0.09
			Fourth Quarter	0.11	0.085

Monthly			Calendar 2007
			First Quarter	0.13	0.085
January, 2008	0.105	0.08	Second Quarter	0.40	0.11
February, 2008	0.11	0.08	Third Quarter	0.385	0.14
March, 2008	0.95	0.075	Fourth Quarter	0.15	0.075
April, 2008	0.09	0.07
May, 2008	0.145	0.065	Calendar 2008
			First Quarter	0.11	0.07

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

9.

May 2007 Private Placement $1,300,000

10.

January 2008 Private Placement $1,000,000

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

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Registrant had increased by reason of the payment of such dividend.  The Registrant will furnish additional tax information to shareholders in the event of such a dividend.  Interest paid or deemed to be paid on the Registrant’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities, the relationship of the debt holder to the Registrant and any applicable tax treaty.

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

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The Registrant appears to have been a PFIC for the fiscal year ended December 31, 2007 and at least certain prior fiscal years.  In addition, the Registrant expects to qualify as a PFIC for the fiscal years ending December 31, 2008 and may also qualify as a PFIC in future fiscal years.  Each U.S. Holder of the Registrant is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

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

(c)

Interest Rate Risk and Equity Price Risk

The Registrant is equity financed. The only debt subject to interest rate change risks is the Mortgage on the site office building and core warehouse at Logan Lake, British Columbia. The mortgage is with the vendor ($89,626.31@ 7.5%) at May 1, 2008.

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

During the Registrant’s most recently completed fiscal year ended December 31, 2007, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Registrant’s internal control over financial reporting.

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

[RESERVED]

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT.

As of May 20, 2008, the Registrant’s  audit committee consisted of , Ed Leung CGA, Charles Mitchell LLB, and Robert Peterson.  Edward Leung is a Certified General Accountant and Charles Mitchell is a Corporate Lawyer.  Robert Peterson has more than twenty five years experience in the Mining Industry .  In the event of any contentious matters, the company would  seek independent advice from a qualified financial expert.

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

The audit fees for the 2007 were $17,500 (2006 - $ 15,900)

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

PART III

ITEM 17

FINANCIAL STATEMENTS THE FOLLOWING ATTACHED FINANCIAL STATEMENTS ARE INCORPORATED HEREIN:

(1)

Auditors’ Reports on the balance sheets as at December 31, 2007, and 2006, and the statements of operations and deficit, and changes in cash flows for each of the three years ended December 31, 2007, 2006 and 2005;

(2)

Balance sheets as at December 31, 2007, and 2006;

(3)

Statements of operations and deficit for each of the three years ended December 31, 2007, 2006 and 2005;

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

Exhibit Number	Document Description	Date
1.1†	Certificate of Incorporation of Getty dated September 23, 1985.	June 1998
1.2†	Certificate of Change of Name dated November 12, 1992.	June 1998
1.3†	Bylaws of Getty dated September 23, 1985.	June 1998
4.4†	Agreement of Purchase and Sale (Getty North) dated June 30, 1992, between Getty, Robak Industries Ltd. and Masco Capital Inc.	June 1998
4.5†	Property Amending Agreement between Getty, Robak Industries Ltd. And Masco Capital Inc. dated September 30, 1992.	June 1998
4.6†	Getty Southwest Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.7†	Amendment to Getty Southwest Mineral Property Transfer Agreement dated August 14, 1996, between Getty and Robak Industries Ltd.	June 1998
4.8†	Getty South Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.9†	Amendment to Getty South Mineral Property Transfer Agreement dated August 14, 1996 between Getty and Robak Industries Ltd.	June 1998
4.10†	Getty Central Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.11†	Amendment to Getty Central Mineral Transfer Agreement dated August 14, 1996 between Getty and Robak Industries Ltd.	June 1998
June 1998
4.13†	Joint Venture Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.14†	Amendment to Joint Venture Agreement dated August 14, 1996, between Getty and Robak Industries Ltd.	June 1998
4.15†	Joint Venture dated October 15, 1996, between Getty and Globe Resources Inc.	June 1998
4.16†	Management Agreement dated July 1, 1995, between Getty and Freeway Properties Inc.	June 1998
4.17†	Incentive Stock Option Agreements dated June 9, 1995, between Getty and various Optionees.	June 1998
4.25†	Escrow Agreement (BC) dated October 29, 1985 between Getty, Getty’s shareholders, and Yorkshire Trust Company of Canada.	June 1998
4.26†	Escrow Agreement (BC) dated June 1, 1993 between Getty, Robak Industries Ltd., Masco Capital Inc., and Montreal Trust Company of Canada.	June 1998
4.27†	KHA Resource Modeling Inc. Memo Report on Getty North dated December 18, 1997.	June 1998
4.28†	Consent of KHA Resource Modeling Inc. dated December 17, 1997.	June 1998
4.29†	Bill of Sale Absolute dated April 11, 1998 between Robak Industries Ltd. and Getty.	June 1998
4.30†	Escrow Release	June 1999
4.31†	Mineral Property Interest Sale Agreement November 8, 2002	July 2004

Exhibit Number	Document Description	Date

4.32†	Letter from Computershare, Escrow Release August 25, 2003	July 2004
4.33†	Highland Valley Copper – Memorandum of Understanding December 18, 2003	July 2004
4.34†	Flow Through Private Placement Agreement December 2003	July 2004

4.36†	June 2004 Private Placement $300,000	July 2004
12.01†	Certification of Chief Executive Officer	July 2004
12.02†	Certification of Chief Financial Officer	July 2004
13.01†	Certification – Vittorio Preto	July 2004
13.02†	Certification –Donald Willoughby	July 2004
4.37†	Private Placement Subscription Agreement May 2005	August 2005
14.01†	Certification –Jean Jacques Treyvaud	August 2005
14.02†	Certification –Donald Willoughby	August 2005
15.01†	Audit Report – December 31, 2003	December 2005
15.02†	Audit Report – December 31, 2002	December 2005
15.03†	Audited Financial Statements – December 31, 2004	December 2005
16-.01†	Audit Report – December 31, 2005	June 2006
16.02†	Certification –Jean Jacques Treyvaud	June 2006
16.03†	Certification –Donald Willoughby	June 2006
16.04†	Private Placement Subscription Agreement January 2006	June 2006
17.01†	Audited Financial Statements – December 31, 2006	May 2007
17.02†	Audit Report- December 31, 2006	May 2007
18.01†	Certification-Jean Jacques Treyvaud	June 2007
18.02†	Certification-Donald Willoughby	June 2007
18.03†	Private Placement Subscription Agreement May 2006	June 2007
18.04†	Private Placement Subscription Agreement May 2007	June 2007
19.01†	Audited Financial Statements – December 31, 2007	May 2008
19.02†	Audit Report- December 31, 2007	May 2008

† Previously filed.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GETTY COPPER INC.

Per:

“Corby G. Anderson”

Corby G. Anderson
President, CEO, COO

DATED: July 15, 2008