Form 20-F/A
period 2007-12-31
GETTY COPPER INC
filed 2008-12-23
CIK 1052204

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A-1

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

NOT APPLICABLE

EXPLANATORY NOTE

This Amendment No. 1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 is filed in response to comments from the SEC’s Staff of the Division of Corporation Finance with respect to the Registrant’s disclosures under Item 5.F (Tabular Disclosure of Contractual Obligations), Item 15 (Controls and Procedures) and Item 17 (Financial Statements). Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 sets forth the complete text of the above-referenced Items and all amendments thereto, and includes new certifications pursuant to Rules 13a-14(a) or 15d-14(a) and Rules 13a-14(b) or 15d-14(b) under the Exchange Act.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any Item of the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, or reflect any events that have occurred after the Form 20-F for fiscal year ended December 31, 2007 was filed on July 15, 2008.

FORWARD - LOOKING STATEMENTS

This Annual Report includes certain statements that may be deemed "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Certain statements in this Report constitute forward looking statements. Although the Registrant believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Registrant’s mineral exploration projects or of the Registrant's future performance. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements. Other factors that could cause the Registrant's actual results and performance to differ materially from those in forward-looking statements include adverse market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and metal recovery rates and the fact that necessary capital may not be available to the Registrant on terms acceptable to it or at all. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Registrant to obtain government permitting can cause a delay or even abandonment of a mineral project. The Registrant is subject to the specific risks inherent in the mining business as well as general economic and business conditions.

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

(Cdn$)
Balance Sheet Data		2007		2006		2005		2004		2003
Total assets according to financial
statements (CDN GAAP)(1)		4,898,678		4,572,683		$3,887,352		$4,402,135		$3,962,955
Total Assets (US GAAP)(2)		911,546		696,528		$379,113		$1,741,701		$2,282,484
Total liabilities		792,074		871,256		$629,806		$710,408		$623,053
Share capital		19,924,370		18,014,384		$16,433,593		$16,587,659		$15,662,319
Deficit (CDN GAAP)		$(17,390,686)		$(15,173,683)		$(14,036,773)		$(13,750,967)		$(13,104,383)
Deficit (US GAAP)		$(25,142,750)		$(22,814,770)		$(21,309,944)		$(20,176,333)		$(18,549,786)

(Cdn$)
Period End Balances (as at)		2007		2006		2005		2004		2003
Working capital (deficiency)		59,974		(329,618)		$(320,311)		$952,672		$1,569,880
Equipment, net		147,664		154,890		$162,539		$173,669		$186,575
Mineral property interests
(CDN GAAP)		3,987,132		3,876,155		$3,508,239		$2,660,434		$1,680,471
Mineral property interests
(US GAAP)	$	NIL	$	NIL	$	NIL	$	NIL	$	NIL
Shareholders’ equity		$4,106,604		$3,701,427		$3,257,546		$3,691,727		$3,339,902
Share Capital (CDN GAAP)		19,924,370		18,014,384		$16,433,593		$16,587,659		$15,662,319
Share Capital (US GAAP)		21,698,370		19,788,384		$18,207,593		$18,361,659		$17,436,319
Number of outstanding Shares		67,638,907		49,078,657		34,078,657		32,743,657		27,593,657

No cash or other dividends have been declared.

(Cdn$)
Statement of Operations Data	2007	2006	2005	2004	2003
Investment and Other Income	$12,402	$17,061	$11,276	$30,387	$3,322
General and administrative expenses	$1,333,086	$1,153,971	$297,082	$676,971	$406,553
Exploration Expenditure	$110,977	$367,916	$847,805	$979,963	$96,066
Loss according to financial
statements (CDN GAAP)	$(2,217,003)	$(1,136,910)	$(285,806)	$(646,584)	$(403,231)
Loss according to financial
statements (US GAAP)	$(2,327,980)	$(1,504,826)	$(1,133,611)	$(1,626,547)	$(1,685,319)
Loss from continuing operations per
Common Share	$(0.04)	$(0.03)	$(0.01)	$(0.02)	$(0.02)
Loss per Share (US GAAP)(2)	$(0.044)	$(0.044)	$(0.03)	$(0.06)	(0.07)

Notes:

(1)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off.  The Registrant has expensed the exploration costs as incurred until December 31 2003, which is consistent with U.S. GAAP, whereby all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.  Such costs will be deferred from January 2004 until such time as the company determines it if it has economically recoverable resources or until the exploration ceases and/or the mineral calms are abandoned.

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
N
0
1.5
75
Kilometres
Pacific Ocean
SCALE 1:10,000,000

Figure 1.A

PROPERTY LOCATION MAP

Figure 1B GETTY COPPER INC.  HIGHLAND VALLEY PROPERTIES MAP

Figure 1: B

HIGHLAND VALLEY PROPERTIES

GETTY COPPER INC.

N
NORTH VALLEY AREA
Getty Northwest
Getty Southwest
Getty 100%
Getty North
Getty 100% owner
No staking area
NORTH GLOSSIE
GLOSSIE
CINDER HILL
Claim boundary
Getty Central
Bram
Transvaal
Getty 100% owner
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

The Registrant has a mortgage payable which is secured by a first charge on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2012.

Principal repayments required are as follows:

2008	$ 2,465
2009	2,653
2010	2,855
2011	3,074
2012	79,584

ITEM  6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management as of May 25, 2008

Name, Position and Place of Residence	Period a Director of the Issuer	Shares Beneficially Owned or Controlled(1)
Corby G. Anderson PhD CEng President, CEO, COO, Director Butte, Montana, USA	June 12, 2006	60,000 Shares
John B. Lepinski Managing Director Coquitlam, British Columbia	June 30, 1992 to date	19,611,241 Shares 1,113,636 Warrants
Donald R. Willoughby FCA Chief Financial Officer, Director Vancouver, British Columbia	June 30, 1992 to date	395,000 Shares
Robert H. Peterson Director Boise, Idaho, USA	August 16, 2007	10,000 Shares
Charles Mitchell, LLB Directo Edmonton, Alberta	November 30, 2004 to date	NIL
Edward Leung, CGA Director Vancouver, British Columbia	January 26, 2005 to date	NIL
Dennis Milburn, CA Director Langley, British Columbia	May 20, 2008	NIL

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

2.  Legal Fees paid to a law firm of which Mr. Parks is the principal.

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

As of May 30, 2008 there were 56 registered shareholders of record holding a total of  77,638,907 common shares of the Registrant.  To the best of the Registrant’s knowledge there were 41 registered shareholders of record with registered addresses in Canada, 9 shareholders of record with registered addresses in the United States and 6 shareholders of record with registered addresses in other countries holding approximately 77,400,360 (99.69%)- 235,422 (0.3%) and 3,125 (0.01%) of the outstanding common shares, respectively.  Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

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

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T-

CONTROLS AND PROCEDURES

a)

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Securities Exchange Act of 1934 (the “Exchange Act”), the Registrant carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2007, being the date of the Registrant’s most recently completed fiscal year.  This evaluation was carried out under the supervision and with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective in timely alerting management to material information relating to the Registrant required to be included in its periodic SEC filings.

However, in light of management’s failure to provide its annual report on the Registrant’s internal control over financial reporting within the Registrant’s Form 20-F annual report for fiscal year ended December 31, 2007 that was filed on July 15, 2008, the Chief Executive Officer and Chief Financial Officer now conclude that the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) were not for that reason effective as of the end of fiscal year ended December 31, 2007.

b)

Management’s Annual Report On Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Registrant’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As part of its evaluation of the effectiveness of the Registrant’s internal control over financial reporting as required by Rule 13a-15(c) under the Exchange Act, the Corporation utilized the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control – Integrated Framework.

Management has evaluated, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness, as of the end of the fiscal year ended December 31, 2007, of the Registrant’s internal control over financial reporting. Based on that evaluation, management concluded that, as of the end of the period covered by this Annual Report, the Registrant’s internal control over financial reporting is effective.

This Annual Report does not include an audit or attestation report of the Registrant’s registered public accounting firm regarding our internal control over financial reporting. Management's report was not subject to an audit or attestation by the Registrant’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Registrant to provide only management's report in this Annual Report.

c)

Changes In Internal Control Over Financial Reporting

There have been no changes in the Registrant’s internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(c) or Rule 15d-15(d) of the Exchange Act that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal controls over financial reporting.

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

(F-2)

Auditors’ Reports on the balance sheets as at December 31, 2007, and 2006, and the statements of operations and deficit, and changes in cash flows for each of the three years ended December 31, 2007, 2006 and 2005;

(F-3)

Balance sheets as at December 31, 2007, and 2006;

(F-4)

Statements of operations and deficit for each of the three years ended December 31, 2007, 2006 and 2005;

(F-5)

Statements of changes in cash flows for the periods referred to in (3) above;

(F-9)

Statements of mineral property interests for the periods referred to in (2) above;

(F-6)

Notes to the financial statements;

ITEM 18

FINANCIAL STATEMENTS

NOT APPLICABLE. See Item 17.

GETTY COPPER INC

FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2007

(stated in Canadian dollars)

Contact: 1000 Austin Avenue
Coquitlam, British Columbia
Canada V3K 3P1
Tel: 604-931-3231

D E  V I S S E R  G R A Y  L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Getty Copper Inc.

We have audited the balance sheets of Getty Copper Inc. as at December 31, 2007 and 2006 and the statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and cash flows for each of the years in the three year period then ended in accordance with Canadian generally accepted accounting principles.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
April 21, 2008

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated April 21, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
April 21, 2008

GETTY COPPER INC.

BALANCE SHEETS

(stated in Canadian dollars)

ASSETS	Dec. 31, 2007	Dec. 31, 2006
Current
Cash and cash equivalents	$755,929	$498,055
Accounts receivable	5,302	14,812
Prepaid expenses	2,651	28,771

	763,882	541,638

Mineral rights (note 5)	3,987,132	3,876,155

Property, building and equipment (note 6)	147,664	154,890

	$4,898,678	$4,572,683

LIABILITIES

Current
Accounts payable and accrued liabilities	$701,443	$778,335
Current portion of mortgage payable (note 7)	2,465	92,921

	703,908	871,256

Mortgage payable (note 7)	88,166	–

	792,074	871,256

SHAREHOLDERS’ EQUITY

Share capital (note 9)	19,924,370	18,014,384
Subscriptions received (note 9)	620,000	–
Contributed surplus	952,920	860,726

Deficit	(17,390,686)	(15,173,683)
Commitments and Contingencies (note 10)
	4,106,604	3,701,427

	$4,898,678	$4,572,683

Approved by the Directors

“Donald R. Willoughby”               ,

“Corby Anderson”                        ,

GETTY COPPER INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(stated in Canadian dollars)

Year Ending December 31,	2007	2006	2005

Revenue
Rent	$2,264	$3,957	$748

Expenses
Amortization	1,826	2,245	3,291
Bank charges & interest	108	205	67
Filing fees	11,594	16,265	9,729
Interest - long term	6,786	336,949	7,099
Insurance	2,520	2,207	1,675
Management fees	30,000	30,000	30,000
Marketing & promotion	29,429	7,396	3,047
Office & miscellaneous	25,154	18,450	18,164
Professional fees	1,046,961	990,667	496,043
Property tax	5,442	4,734	4,448
Rent	9,190	6,000	6,000
Stock option compensation	95,457	–	5,691
Telephone	8,159	7,093	7,426
Transfer fees	8,535	5,561	6,930
Travel	16,448	21,714	12,891
Wages & benefits	35,477	34,485	29,969

Interest	(10,138)	(13,104)	(10,528)

Loss on disposal of equipment	–	–	2,322

	1,322,948	1,140,867	634,264)

Loss before other item and income taxes	(1,320,684)	(1,136,910)	(633,516)

Legal settlements (note 10)	(896,319)	–	–
Future income tax recovery	–	–	347,710
Net loss	(2,217,003)	(1,136,910)	(285,806)

Deficit, beginning	(15,173,683)	(14,036,773)	(13,750,967)

Deficit, ending	(17,390,686)	(15,173,683)	(14,036,773)
Loss per share	$(0.04)	$(0.03)	$(0.01)

Weighted-average number of common shares outstanding	62,285,360	43,407,424	33,592,205

See accompanying notes to Financial Statements.

GETTY COPPER INC.

STATEMENTS OF CASH FLOWS

(stated in Canadian dollars)

Year Ending December 31,	2007	2006	2005

Cash flows used in operating activities
Net loss for the year	$(2,217,003)	$(1,136,910)	$(285,806)
Add: Items not involving cash
Amortization – administration	1,826	2,245	3,291)
Future income tax recovery	–	–	(347,710)
Share for debt legal settlement	493,750	–	–
Stock option compensation	95,457	–	5,691
Loss on disposal of equipment	–	–	2,322

Net change in non-cash working capital balances
Decrease (increase) in accounts receivable	9,510	19,989	(8,868)
Decrease (increase) in prepaid expenses	26,120	(3,072)	(13,001)
Increase (decrease) in accounts payable	91,377	100,407	(108,907)

	(1,498,963)	(1,017,341)	(752,988)

Cash flows from financing activities
Mortgage principal repayments	(2,290)	(2,127)	(1,976)
Private placements, net of issue costs	1,272,060	1,580,791	193,644
Cash received from subscriptions (note 9)	620,000	–	–
Warrants exercised	22,163	–	–
Stock incentive options exercised	118,750	–	–

	(572,030,683)	1,578,664	191,668

Cash flows used in investing activities
Acquisition of equipment	(891)	(1,493)	(1,720)
Exploration costs	(272,955)	(217,849)	(810,287)
	(273,846)	(219,342)	(812,007)

Net increase (decrease) in cash	257,874	341,981	(1,373,327)

Cash and cash equivalents
Beginning of period	498,055	156,074	1,529,401

Cash and cash equivalents
End of period	$755,929	$498,055	$156,074

Supplemental disclosure:

Cash used in operating activities includes:
Interest paid	$6,786	$6,949	$7,099
Interest received	$10,138	$13,104	$10,528

See accompanying notes to financial statements.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2007

(stated in Canadian dollars)

1.	Nature of Business

Getty Copper Inc. is a public company incorporated under the Canada Business Corporations Act in September 1987. Subsequent to incorporation, the Company has gone through a number of name changes until in March 2003, when the name was changed to Getty Copper Inc. The Company is in the business of mineral exploration and mine development in the Highland Valley area of British Columbia.

2.	General information and continuing operations

These financial statements have been prepared on the assumption that the Company will continue to realize its assets and meet its liabilities in the normal course of business as a ‘going concern’. The Company has incurred losses since inception, has no source of operating revenue and at December 31, 2007 has a working capital of $59,974. The statements contain no provisions for adjustments which may become necessary if the Company becomes unable to continue on a ‘going concern’ basis.

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

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2007

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

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses. Future income tax assets are recorded in the financial statements if their realization is considered to be more likely than not.

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

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2007

(stated in Canadian dollars)

3.	Significant accounting policies - continued

of revenues and expenses during the reporting period. Actual results could differ from those estimates. Specific areas involving management estimates include the variables used to derive stock-based compensation, the valuation of mineral rights and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

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

4.	Adoption of new accounting policies:

Financial Instruments:

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement” and Section 1530 “Comprehensive Income”. These changes have been applied on a prospective basis with no restatement of prior period financial statements.

CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet at the appropriate measurement based on specific categories. The new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available for sale or other financial liabilities.

The following is a summary of the Company’s classification of financial assets and liabilities:

Cash	Held-for-trading
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Subscriptions received	Other liabilities
Mortgage payable	Other liabilities

Financial assets classified as held-for-trading are measured at fair value with changes in those fair values recognized in net earnings. Loans, receivables and other liabilities are carried at amortized cost.

Section 3861, Financial Instruments: Disclosure and Presentation, identifies and details information to be disclosed in the financial statements.

The adoption of new accounting policies for financial instruments has not resulted in any significant changes to the Company’s financial statements.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2007

(stated in Canadian dollars)

5.	Mineral rights

The Getty mineral claims are contiguous and are located within the Kamloops Mining District of Highland Valley, British Columbia, covering an area of approximately 200 square kilometres. Building and equipment amortization included in exploration costs during the year ending December 31, 2007 amounted to $6,290 (2006 - $6,897).

As at December 31, 2007, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Assay	$35,746	$1,143	$507,075	$66,159	$13,971	$624,094
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Feasibility study	-	-	191,569	34,859	-	226,428
Geology	791,243	37,303	1,784,877	303,066	157,304	3,073,793
Metallurgy	525	-	972,074	14,514	-	987,113
Other	748,138	17,152	899,269	142,542	133,194	1,940,295
Total exploration & development costs	$1,763,098	$57,505	$8,590,971	$1,018,503	$391,428	$11,821,505
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	$1,796,308	$169,351	$8,943,368	$2,087,637	$505,311	$13,501,975
Less: Provision for impairment of deferred costs						(9,514,843)
						$3,987,132

As at December 31, 2006, the Company’s historical deferred costs and the current aggregate carrying amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Assay	$35,746	$1,143	$506,806	$66,109	$13,971	$623,775
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Feasibility study	-	-	161,709	5,000	-	166,709
Geology	791,243	37,303	1,748,334	252,514	157,304	2,986,698
Metallurgy	525	-	1,047,577	11,412	-	1,059,514
Other	738,990	17,088	889,270	127,732	130,970	1,904,050
Total exploration &
development costs	$1,753,950	$57,441	$8,589,803	$920,130	$389,204	$11,710,528
Mineral rights
acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	$1,787,160	$169,287	$8,942,200	$1,989,264	$503,087	$13,390,998
Less: Provision for impairment of deferred costs						(9,514,843)
						$3,876,155

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2007

(stated in Canadian dollars)

5.	Mineral rights - continued

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak Industries Ltd. (“Robak”), a private company controlled by the then Company’s president, under certain terms which were not met. On November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral rights from Robak in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000. The Company also agreed, at its sole discretion, to pay 100% of the costs to place the Getty South mineral rights into production, and granted a 1-1/2% net smelter royalty in favour of Robak.

In 2004, the Board of Directors considered acquiring the remaining 50% of Getty South from Robak. The board commissioned a valuation of the Robak interest from the same party that carried out the 2002 valuation. The valuator presented information about his 2002 report that caused the board to re-examine the 2002 transaction. An independent committee comprised of all directors, except the then Company’s president, has initiated a thorough review of the historical geological data for the Getty South Property. To date the board has received nothing that would suggest that the Getty South acquisition should be rescinded. Refer to note 10.

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

All Getty mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak.

6.	Property, building and equipment

	December 31, 2007			December 31,2006
		Accumulated
	Cost	Amortization	Net	Net

Automotive equipment	$29,318	$28,778	$540	$771
Computer equipment	97,654	95,868	1,786	2,822
Computer software	74,359	74,359	-	-
Office equipment	54,407	47,498	6,909	7,974
Portable buildings	12,112	11,970	142	204
Building	178,124	62,159	115,965	120,797
Land	22,322	-	22,322	22,322
	468,296	320,632	147,664	$154,890

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2007

(stated in Canadian dollars)

7.	Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2012.

Principal repayments required are as follows:

2008	$2,465
2009	2,653
2010	2,855
2011	3,074
2012	79,584

8.	Income taxes

Significant components of the Company's future income tax assets are as follows:

	Dec. 31, 2007	Dec. 31, 2006
Tax value of mineral rights in excess of book value	$712,613	$853,000
Tax value of capital assets in excess of book value	99,864	117,000
Net operating loss carryforwards	1,523,581	1,097,000
	2,336,058	2,067,000
Valuation allowance	(2,336,058)	(2,067,000)
Net future income tax assets	$-	$-

The Company has determined that realization is not more likely than not and therefore a valuation allowance against all future income tax assets has been recorded.

A reconciliation between the Company's statutory and effective tax rates is as follows:

	Dec. 31, 2007	Dec. 31, 2006

Statutory rate	37%	37%
Tax rate change	(3)	(3)
Unrecognized benefit of current year's losses	(34)	(34)
Effective rate of tax recovery	-	-

At December 31, 2007, the Company has approximately $5,140,800 of loss carryforwards which may be available to reduce taxable income in future years. These losses expire as follows:

2008	188,000
2009	228,000
2010	289,000
2014	562,000
2025	621,000
2026	1,132,000
2027	2,120,800
$5,140,800

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2007

(stated in Canadian dollars)

9.	Share capital.

a)	Authorized: Unlimited number of common shares

b)	Issued:	Shares	Amount

	Balance at December 31, 2005	34,078,657	$16,433,593

	Shares issued for cash	15,000,000	1,600,001
	Share issue costs	-	(19,210)
	Balance, December 31, 2006	49,078,657	$18,014,384
	Shares issued for cash	13,000,000	1,300,000
	Shares for debt	4,937,500	493,750
	Warrants exercised	147,750	22,163
	Stock incentive options exercised	475,000	118,750
	Fair value of options exercised		3,262
	Shares issue costs	-	(27,939)
	Balance, December 31, 2007	67,638,907	$19,924,370

Subsequent to December 31, 2007, The Company closed a non-brokered private placement for 10,000,000 shares at $0.10 per share, for proceeds of $1,000,000. The TSX Venture Exchange accepted this private placement on January 10, 2008 and these shares were issued, subject to a four-month hold period expiring on May 11, 2008. After this financing, the number of common shares issued and outstanding is 77,638,907 (92,991,157 fully diluted). To December 31, 2007, the Company had received $620,000 in connection with this financing.

On May 7, 2007 the TSX Venture Exchange accepted the Company’s non-brokered private placement of 13,000,000 units for gross proceeds of $1,300,000. Each unit, priced at $0.10, is comprised of one common share and one-half of one purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.15 for a period of 12 months.

On May 1, 2007, the Company issued 4,937,500 shares at a value of $0.10 per share to settle outstanding debt for $493,750. The subject debt, with a private holding company controlled by a director of the Company, arose when the Company agreed to acquire 175,000 common shares of Genco Resources Ltd., a Canadian public company, from the holding company to be applied as consideration for a negotiated settlement in litigation involving a former director. Refer also to notes 10 and 11.

On July 7, 2006, the Company issued 10,000,000 units at $0.11 for gross proceeds of $1,100,000. Each unit is comprised of one common share and one half of one share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share of the Company for a period of 6 months (expiry date –extended to July 7, 2008 from January 7, 2007) at a price of $0.15. No finder’s fees or commissions were paid. Proceeds from the private placement were used to fund the Company’s exploration and development programs, to pay ongoing expenses and for general working capital.

On January 16, 2006, the Company issued 5,000,000 shares at $0.10 per share through a private placement, raising $500,000. Each unit is comprised of one common share of the Company and a one half of one share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $0.15 during the period July 16, 2006 to January 16, 2008, (the expiry date of the warrants was extended from January 16, 2007 to January 16, 2008).

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2007

(stated in Canadian dollars)

9.	Share capital – continued

Share purchase warrants - continuity

		Number of				Number of
Expiry Date	Exercise	Warrants	Issued	Exercised	Expired	Warrants
	Price	Dec. 31, 2006				December 31,
						2007
May 12, 2007	0.25	1,135,000			1,135,000	-
January 16, 2008	0.15	2,500,000		125,000		2,375,000
July 7, 2008	0.15	5,000,000		22,750		4,977,250
May 7, 2008	0.15	-	6,500,000			6,500,000
		8,635,000	6,500,000	147,750	1,135,000	13,852,250

Weighted average exercise price		0.17	0.15	0.15	0.25	0.15

Weighted average remaining life						0.35

Share purchase options – continuity

		Number of				Number of
Expiry Date	Exercise	Options	Issued	Exercised	Cancelled	Options
	Price	Dec 31, 2006				Dec. 31, 2007
April 14, 2008*	0.25	3,150,000	1,700,000	475,000	500,0000	3,875,000

Weighted average exercise price		0.25	0.25	0.25	0.25	0.25
Weighted average remaining life						1.20

*expired unexercised subsequent to December 31, 2007

At the Company’s 2007 Annual General Meeting, the shareholders approved an amendment to the Incentive Stock Option Plan to allow the issuance to a maximum 6,700,000 stock incentive options. Subsequently the Company granted 1,700,000 options at $0.25 and 2,350,000 common shares remain reserved for issuance under the Company’s amended share option plan.

On August 9, 2007, the Company announced that 1,500,000 incentive stock options were granted to a director and an investor relations manager. Subsequently the 500,000 incentive stock options issued to the investor relations manager were cancelled. These options vest over the three years ended December 31, 2009. Based upon Black-Scholes option valuation model, a risk free market rate of 4.15% and a volatility of 98%, the estimated compensation cost related to the options granted is approximately $272,696 of which $95,457 was recognized during this period. The one million options remaining are exercisable at a price of $0.25 per share until July 20, 2010.

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

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2007

(stated in Canadian dollars)

10.	Commitments and contingencies

On August 17, 2007, the Company entered into a contract with Westcoast Environmental and Engineering for a pre-feasibility study on the Getty North and South deposits. The contract price is $100,000 and is being paid based on progress billings.

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

On July 7, 2006, the Company was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs alleging, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated. The Company has instructed counsel to vigorously defend the action.

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

In the first quarter of 2005, former directors Robert Gardner and Vittorio Preto filed a Third Party action against the Company claiming an indemnity in respect of all costs, charges and expenses reasonably incurred by them in defence of a lawsuit brought November 24, 2004 against them by Robak. The Company filed a Defence to the claim and Counterclaim alleging that Gardner and Preto are not entitled to indemnification, asserting that these former directors did not act with a view to the best interests of the Company and otherwise did not discharge the fiduciary and other duties they owed to the Company as directors. The Company also filed an action against Ross Glanville and Ross Glanville & Associates claiming damages for negligence.

During 2007 all actions directly involving Mssrs. Gardner, Preto and Glanville were settled by the Company paying an aggregate of $440,000 in cash and issuing 4,937,500 common shares as more fully described at note 9. The aggregate expense currently recognized was net of $37,431 in amounts previously recorded as owing to these parties. At December 31, 2007 only the first two actions described above remain unresolved.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2007

(stated in Canadian dollars)

11.	Related party transactions

In addition to transactions described elsewhere in these financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005

Accounts payable	$60,861	$31,348	$28,702

Exploration and development costs incurred	$12,885	–	–

Expenses:
Management fees	$30,000	$30,000	$30,000
Professional fees	$174,498	$194,870	$192,241
Rent	$6,000	$6,000	$6,000

These transactions are in the normal course of operations and are measured at fair value as determined by management.

As further described in note 10, during 2007 the Company acquired common shares from a private company controlled by a director and subsequently distributed these shares in settlement of certain legal actions. As the acquisition of these shares was based upon and occurred concurrent with their disposal, the Company has recorded no gain or loss in respect to this disposition.

12.	Differences between Canadian and United States accounting principles

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

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2007

(stated in Canadian dollars)

12.	United States accounting principles – continued

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

The historical reconciling items disclosed herein are in respect to the reversal of the required Canadian GAAP treatment of flow-through share issuances and renunciations in fiscal years prior to those presented in these financial statements.

	c)	Escrowed Shares

Historically, under US GAAP, compensation expense was recognized when common shares were released from escrow to the extent that their fair value exceeded their issuance price, and when their release was contingent upon the performance of the issuer and/or recipient. Under Canadian GAAP no transaction is recorded when the shares are released from escrow, however, TSX-Venture Exchange policy no longer allows shares to be released from escrow for any reason except the passage of time. Accordingly, no current or future US/Canadian GAAP differences are expected to occur in this area.

As in the case of flow through shares, the “US adjustments” disclosed in the accompanying reconciliation relate to escrowed shares released in fiscal years prior to those presented in these financial statements.

Statements of Operations and Deficit	Year Ended December 31,
	2007	2006	2005
Net loss under Canadian GAAP	$(2,217,003)	$(1,136,910)	$(285,806)
Effect of exploration costs	(110,977)	(367,916)	(847,805)
Net loss under US GAAP	(2,327,980)	(1,504,826)	(1,133,611)
Deficit, beginning of year under US GAAP	(22,814,770)	(21,309,944)	(20,176,333)
Deficit, end of year under US GAAP	$(25,142,750)	(22,814,770)	(21,309,944)
Loss per share under US GAAP	$(0.037)	$(0.035)	$(0.034)

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2007

(stated in Canadian dollars)

12.	United States accounting principles - continued

Balance Sheets

	Canadian	US	US
December 31, 2007	GAAP	Adjustments	GAAP
Current assets	$763,882	$-	$763,882
Mineral rights	3,987,132	(3,987,132)	-
Property, building and equipment	147,664	-	147,664
	4,898,678	(3,987,132)	911,546
Current liabilities	$703,908	-	703,908
Other liabilities	88,166	-	88,166
Share capital	19,924,370	1,774,000	21,698,370
Share subscriptions	620,000	-	620,000
Contributed surplus	952,920	1,990,932	2,943,852
Deficit	(17,390,686)	(7,752,064)	(25,142,750)
	4,898,678	(3,987,132)	911,546

	Canadian	US	US
December 31, 2006	GAAP	Adjustments	GAAP
Current assets	$541,638	$-	$541,638
Mineral rights	3,876,155	(3,876,155)	-
Property, building and equipment	154,890	-	154,890
	4,572,683	(3,876,155)	696,528
Current liabilities	778,335	-	778,335
Other liabilities	92,921		92,921
Share capital	18,014,384	1,774,000	19,788,384
Contributed surplus	860,726	1,990,932	2,851,658
Deficit	(15,173,683)	(7,641,087)	(22,814,770)
	$4,572,683	$(3,876,155)	$696,528

Statements of Cash Flows

	2007	2006	2005
Canadian GAAP – Cash used in operating activities	$(1,667,232)	$(1,017,341)	$(752,988)
Exploration costs expensed under US GAAP	(104,687)	(217,849)	(810,287)
US GAAP – Cash used in operating activities	$(1,771,919)	$(1,235,190)	$(1,563,275)
Canadian GAAP – Cash used in investing activities	$(105,578)	$(219,342)	$(812,007)
Exploration costs expensed under US GAAP	104,687	217,849	810,287
US GAAP – Cash used in investing activities	(891)	$(1,493)	$(1,720)

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2007

The following discussion and analysis of the results of operations and financial position of the Company for the year ending December 31, 2007 should be read in conjunction with the December 31, 2007 financial statements and the related notes which have been prepared in accordance with or reconciled to Canadian Generally Accepted Accounting Principles. The effective date of this report is April 21, 2008.

Forward Looking Statements

Except for historical information, this Management Discussion and Analysis (“MD&A”) may contain forward-looking statements. These statements involve known risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements. The reader is cautioned not to place undue reliance on this forward-looking information.

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties. Since 1993, the Company has been conducting exploration for copper on approximately 200 km2, in Highland Valley, British Columbia. These properties adjoin the large porphyry copper mining and milling operation of Highland Valley Copper.

The Company primarily has been exploring the Getty North and Getty South deposits. The Getty North and Getty South deposits have copper mineral resource estimates that were received by the Company in August and June of 2007 respectively. In addition, the Getty North deposit has both copper and molybdenum mineral resource estimates that were received by the Company in February 2008. These 2007 and 2008 technical reports meet the requirements of the CIM classifications referenced in National Instrument 43-101.

The Getty South technical report discloses an Inferred Resource of 28.16 million tonnes, having a grade of 0.47% copper at a cut off grade of 0.20% copper.

The 2007 Getty North technical report discloses indicated and inferred copper resources of oxide and sulphide zones at cut off grades of 0.20% and 0.30% copper. At a cut off grade of 0.20% copper, the Indicated Resource calculated was 32.106 million tonnes at a grade of 0.454% copper, and an Inferred Resource of 8.250 million tonnes at a grade of 0.355% copper. At a cut off grade of 0.30% copper, the Indicated Resource calculated was 30.730 million tonnes at a grade of 0.462% copper, and the Inferred Resource calculated was 3.983 million tonnes at a grade of 0.452% copper. The 2008 Getty North technical report discloses the same indicated and inferred copper resources as the 2007 technical report. In addition to the copper resources, the 2008 Getty North technical report discloses indicated molybdenum resources based on a cut-off grade of 0.20% copper. At a cut off grade of 0.20% copper, the molybdenum Indicated Resource calculated was 32.106 million tonnes at a grade of 0.015% molybdenum. A 2008 technical report on the Getty South deposit is under preparation and will disclose inferred molybdenum resources.

On August 24 2007, the Company announced that it had commissioned West Coast Environmental and Engineering, of Nevada City, California, to immediately commence a preliminary-feasibility study focused on potential cathode copper production from the Getty North and Getty South oxide and sulphide resource zones. The new engineering study is intended to update the past work referred to above and includes possible development of both the copper and molybdenum oxide and sulphide resources. The sulphide resources of the

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2007

Getty North Deposit would potentially be open-pit mined in conjunction with the Getty South sulphide resources as well as both the Getty North and Getty South oxide resources.

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

The Company’s other identified potential mineral zones, known as North Valley, Glossie, Getty West, “Northwest”, “Southwest”, and “Central” are all in the early stage of exploration and there is insufficient data to establish whether any resources may exist. The Company continues to seek additional properties worthy of exploration and development.

Ongoing reviews of previous geological, geophysical and geochemical programs are being conducted to determine future work programs. In 2005, the Company commissioned a metallurgical testing program of the potential Getty North and Getty South sulphide and oxide copper mineralized zones by SGS Lakefield Research Limited of Lakefield Ontario. In addition, Innovat Limited initiated a pilot-plant testing program of the Getty samples at the Lakefield facility of its proprietary Continuous Vat Leaching process. Phase 1 of the program was used to characterize copper oxide mineralization from the Getty North Deposit and to develop the best chemistry for leaching. Limited testing of sulphide samples was also conducted, but the overall focus was on oxide mineralization. Bottle roll tests established leach kinetics and reagent consumptions, followed by jig-column tests that simulate continuous vat leaching conditions.

Getty North mineralization averaged 0.84% copper (0.55% oxide copper, 65% of the total copper). Copper mineralization in both Phases 1 and 2 programs was crushed to minus 6.3 mm. Phase 1 tests gave 80% recovery at a pH of 1 with a residue of 0.16% copper in 72 hours, while treatment at pH 2 gave recoveries of 75% with a residue grading 0.18% copper, also over 72 hours. The higher pH value is more suitable for SX/EW recovery. Net acid consumptions were 9.6 and 6.7 kg/t respectively. The Phase 2 pilot plant run took place over 10.5 days, comprised of an initial 3-day batch test to bring solution tenor up to levels needed for SX/EW operation, followed by a 5 day continuous run of the vat and then 2.5 days operation of the SX/EW unit, using stored PLS solution. Live capacity of the vat was calculated at 14.7 tons by SGS Lakefield. A grab sample at 48 hours graded 0.18% copper, confirming that the pulsing vat was matching expectations developed in the jig-column tests.

Copper was recovered during the pilot plant campaign using a conventional SX/EW circuit. Recovery of copper to a concentrated solution was 98%. Current efficiency in electrowinning was 92.5% . Cathodes analyzed at 99.97% copper with the impurities being sulphur, silver, lead, and iron. It is anticipated that copper purity can be improved with some fine-tuning of the SX/EW circuit.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2007

Following the leach campaign, some modifications were made to the drum discharger in an attempt to improve the flow-through using leach residue and fresh mineralization feed for testing on water (not leach solution). A 24-hour test was not successful in improving flow-through. It was identified during the test that the baffles between the vat leach section and the wash section, combined with poor fluidization in the wash section, was restricting flow to the discharge drum. Also, additional work needs to be conducted on coordinating the fluidization with the pickup points on the drum. Subsequently, Innovat has advised the Company that design changes it has developed should effectively meet the target throughput rates.

Achievements of the Phases 1 and 2 programs are summarized as follows:

  Bench scale testing results can be achieved in a pilot plant operation
  Continuous flow through of mineralization while leaching in a vat is validated
  Bench and pilot scale leach results indicate that the recoveries can be replicated on Getty North mineralization in the 75% range over 72 hours.
  Acid consumption is relatively low, in the 7 to 17 kg/t range
  Decanting of minus-6.3 mm ore results using a decanting drum provides a low moisture content, averaging 9.2 % moisture by weight
  Paste consistency can be produced by the thickener; a 46% solids paste was produced on 80% minus- 42 micron material
  Cathode grading 99.97% copper can be made using conventional SX/EW

Running of the pilot plant at SGS Lakefield Research is a major achievement, representing the premiere of continuous vat leaching of copper.

The Company has a licence agreement with Innovat for the ongoing non-exclusive right to commercialize the Innovat proprietary technology.

The price of copper remained relatively steady in 2007 as a result of increasing worldwide consumption and decreasing world copper inventory. Recent widely read business journals predict that metal prices in 2008 should continue at current levels due to supply and demand dynamics but there can be no assurance that the current prices will be sustained over the timeframe that would be required to place any mineral deposit that may be located on the Property into commercial production. The Company continues its efforts to move the properties into the development stage to take advantage of the current strong demand for copper.

The Company became involved in a series of lawsuits arising out of its acquisition of its 50% interest in Getty South. Legal expenses resulted in higher general and administrative expenses during 2006. The 2007 fiscal year also faced significant legal expenses due to the outstanding litigation. One lawsuit, considered the most complex of the three, was resolved in the second quarter of 2007 and is reflected in the increased legal costs of the fiscal year.

Notwithstanding the distractions of the referred to litigation, the Company believes that the receipt of the three NI 43-101 compliant technical reports and the commissioning of the preliminary-feasibility engineering study has significantly moved the Company forward toward its stated corporate mission of placing the Getty North and South Deposits into production.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2007

Result of Operations

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003. Consequently at the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.

Between January 1, 2006, and February 15, 2008 the Company has raised $3,900,001 by way of private placement financing.

On May 7, 2007, the Company completed a non-broker private placement for 13,000,000 units for gross proceeds of $1,300,000. Each unit, at a price of $0.10 was comprised of one common share of the Company and one-half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.15 per share for a period of 12 months from closing of the private placement.

On May 1, 2007, the Company issued 4,937,500 shares of the Company to a private holding company controlled by director and control person, John Lepinski, at $0.10 per share in settlement of an outstanding debt of $493,750. This debt arose by the Company acquiring marketable securities from debt holder, which securities were utilized in resolution of a lawsuit involving the claim of former directors for indemnification and related matters.

During the year ending December 31, 2007, 147,750 whole warrants were exercised, raising proceeds of $22,163 for the issuance of 147,750 shares.

During the year ending December 31, 2007, 475,000 Incentive Stock Options were exercised, raising proceeds of $118,750 for the issuance of 475,000 shares.

On January 10, 2008, the Company completed a non-broker private placement for 10,000,000 shares at $0.10 for gross proceeds of $1,000,000.

The Company’s working capital increased to $59,974 for the year ending December 31, 2007 from ($329,618) at December 31, 2006, the increase of $389,592 is a result of a combination of funds paid out for expenses and alleviated through the issuance of stock, through private placement, exercising of warrants and Incentive Stock Options, during the year ending December 31, 2007.

The Company’s total assets increased during the year ending December 31, 2007 to $4,898,678 an increase of $325,995 from December 31, 2006, due to funds received at the end of December 2007 for private placement subscriptions, which were completed subsequent to the year end in January 2008. The Company’s liabilities decreased by $79,182. Exploration expenditures on the property are deferred, thus increasing the balance sheet value of the mineral rights. The Company has no significant source of working capital other than funds raised through private placement, exercising of warrants and Incentive Stock Options.

The loss from operations for the year ending December 31, 2007 increased by $1,080,093 over the loss reported at December 31, 2006. General and administrative expenditures for the year ending December 31, 2007 increased to $1,322,948 compared to $1,140,867 at December 31, 2006. The comparative increase of $182,081 in administrative expenses between year ending December 31, 2007 and 2006 can be attributed to an increase

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2007

in professional fees and $25,000 paid to an investor relations manager. The predominant administration expense being the legal costs associated with the lawsuits outlined under Additional Disclosure. The Company recognized $95,457 in stock option compensation. See note 8 of the financial statements. As reported under “Other Item” on the Statement of Operations and Deficit, The Company disbursed $896,319 related to legal fees and costs, to settle indemnification claims of two former directors and the valuator of the 2002 Valuation Report on the Getty South. The Company has no source of income other than interest earned on funds held in term deposits and rent received for a portion of the Logan Lake office.

Professional fees for the year ending December 31, 2007 $1,046,961 (2006 - $990,667) which include $1,011,218 (2006 - $963,044) for legal and court fees, $35,743 (2006 - $26,823) in accounting fees and $Nil (2006- $800) consulting fees.

Selected Quarterly Information for the year ending:

December 31, 2007		December 31, 2006	December 31, 2005
Loss for the quarter	($181,725)	($343,977)	($81,925)
Loss for the year	($2,217,003)	($1,136,910)	($285,806)
Loss per share:	($0.03)	($0.02)	($0.01)
Assets	$4,898,678	$4,572,683	$3,887,352

Summary of Quarterly Results

	Dec. 31 2007	Sept. 30 2007	June 30 2007	March 31 2007	Dec. 31 2006	Sept. 30 2006	June 30 2006	March 31 2006
Revenue	$2,264	$2,264	$2,264	$1,698	$3,957	$2,259	$561	$ Nil
Loss before Other items	$1,320,684	$1,138,959	969,131	351,412	1,136,910	792,933	$574,979	$171,919
Net loss	$2,217,003	$2,035,278	1,863,186	351,412	1,136,910	792,933	$574,979	$171,919
Loss per share	$0.04	$0.04	$0.028	$0.007	$0.03	$0.016	$0.014	$0.0044
Loss per
share diluted	$0.03	$0 03	$0.022	$0.0058	$0.017	$0.121	$0.011	$0.0034

Total Commitments	less than a year	1-3 years
Rent	$6,000	$6,000
Management Fees	$30,000	$30,000

During the year ending December 31, 2007, the Company spent $110,977 on deferred costs as follows:

		Getty		Getty	Getty	Getty South		Getty	Total
		Northwest		Central	North	50% interest		Southwest	Exploration &
									Development
Assay	$		$		$270	$50	$		$320)
Feasibility study					29,859	29,859			59,718)
Geology					36,542	50,552			87,094)
Metallurgy					(75,503)	3,103			(72,400))
Other		9,150		64	9,999	14,809		2,223	36,245)
Total exploration &
development costs		$9,150		$64	$1,167	$98,373		$2,223	$110,977)

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2007

During the year ending December 31, 2006, the Company spent $367,916 on deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Geology			(3,459)	27,040		$23,581
Metallurgy			353,912	11,412		$365,324
Other	8,945	652	(20,199)	(11,710)	1,323	(20,989)
Total exploration &
development costs	$8,945	$652	$330,254	$26,742	$1,323	$367,916

In 2006 and 2007, the credits in the deferred exploration analysis resulted from negotiations with creditors.

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

As of December 31, 2007, 3,875,000 stock incentive options remain issued after 1,700,000 options were granted and 475,000 were exercised at $0.25 per share and 500,000 were cancelled. On June 25, 2007 at the Annual General Meeting, the shareholder approved an amendment to the Incentive Stock Option Plan to allow the issuance to a maximum 6,700,000 stock incentive options. 2,350,000 common shares remain reserved for issuance under the Company’s amended share option plan.

Financing Activities

On January 16, 2006, the Company completed a private placement of 5,000,000 units for gross proceeds of $500,000. Each unit, sold at a price of $0.10, consisted of one common share of the Company and one common share purchase half-warrant, entitling the holder to purchase an additional half common share of the Company. No finder’s fees or commissions were paid. Proceeds from the private placement were used to fund the Company’s exploration programs, to pay ongoing expenses and for general working capital. These warrants were extended to January 16, 2008 at a price of $0.15. As of the July 31, 2007, 125,000 warrants were exercised, leaving a balance of 2,375,000 whole warrants outstanding.

On July 7, 2006, the Company completed a private placement and issued 10,000,000 units at $0.11 for gross proceeds of $1,100,000. Each unit was comprised of one common share and one common share half-warrant, entitling the holder of each whole share purchase warrant to purchase an additional one common share of the

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2007

Company for a period of 6 months (expiry date was extended to July 7, 2008 from January 7, 2007) at a price of $0.15. No finder’s fees or commissions were paid. Proceeds from the private placement were used to fund the Company’s exploration and development programs, to pay ongoing expenses and for general working capital. As of July 31, 2007, 22,750 warrants were exercised, leaving a balance of 4,977,250 whole warrants.

On May 1, 2007, the TSX Venture Exchange accepted for filing the company’s proposal to issued 4,937,500 shares at a deemed value of 10 cents per share to settle outstanding debt for $493,750.

On May 7, 2007 the TSX Venture Exchange accepted the Company’s non-broker private placement of 13,000,000 units for gross proceeds of $1,300,000. Each unit, at a price of $0.10, was comprised of one common share and one half-share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.15 per share for a period of 12 months from closing of the private placement. Proceeds from the private placement will be used to fund the Company’s exploration programs, to pay ongoing expenses general working capital and for legal expenses related to litigation. All securities issued will be subject to a four-month hold period from the date of closing.

During the year ending December 31, 2007, 475,000 stock incentive options were exercised at $0.25 per share, generating proceeds of $118,750.

On January 10, 2008, the Company completed a private placement for 10,000,000 common shares at $0.10 per share, for gross proceeds of $1,000,000. Proceeds from the private placement will be used for continuing exploration on the Company’s mineral properties and for general working capital purposes. All securities issued will be subject to a four-month hold period from the date of closing.

The number of outstanding shares after the above transactions is 77,638,907.

As April 21, 2008, if all the share purchase warrants and issued incentive stock options were exercised the number of shares outstanding would be 90,316,157.

Outlook

The Company continues its efforts to further develop its mineral properties. Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties, the Company believes that it may be able to economically develop the mineral properties. However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. During the year ending December 31, 2007, funding was available to continue the exploration of the mineral properties, so future exploration development costs will not be written off until such time as the Company determines if it has economical recoverable resources or until exploration and development ceases and/or the mineral claims are abandoned.

During the year ending December 31, 2007, the Company retained Paul Frigstad as manager of its investor relations program until November 30, 2007. The Company also appointed Corby Anderson PhD., CEng FIChemE, as President, and Robert H. Peterson as director to replace Jean Jacques Treyvaud.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2007

The Company advises that the litigation that it is presently involved may impact on the levels of activity, performance or achievements of the Company for at least the balance of the current fiscal period. After receiving legal advice, management remains confident in the outcome of litigation process, however, the actual outcome of the litigation is presently undeterminable. The Company also appreciates that other potential indemnification claims may arise from ongoing litigation.

The Company’s management remains committed to the development of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

Related Party Transactions

During the year ending December 31, 2007, a professional accounting firm to which a director is associated billed the Company $14,080 (2006- $15,403) in accounting fees related to tax filings, quarterly report review and other professional accounting related matters, The Company reimbursed the professional accounting firm $55,418 (2006– $13,667) for the director’s legal fees, time and disbursements for representing the Company in examinations of discovery and other matters related to law suits. John Parks, Solicitor, Corporate Secretary and director of the Company billed the Company $105,000 (2006- $165,000) for legal fees, as general counsel. For the year ending December 31, 2007, the Company paid $6,000 office rent and $30,000 management fees to companies controlled by the Managing Director. The Company paid $12,885 to a Company held by a director for technical services.

During the year ending December 31, 2007, a director of the Company purchased 1,300,00 common shares of the Company as part of a non-broker private placement resulting in proceeds to the Company of $130,000.

Outstanding share data

As of April 21, 2008, there were 77,638,907 common shares outstanding.

Additional Disclosure

In 1996 the Company entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak Industries Ltd. (beneficially owned by director John Lepinski) in exchange for $85,900 cash, a commitment to spend an aggregate of $6,950,000 on exploration and development of the claims by December 31, 2002, an agreement to complete a feasibility report on the Getty South mineral claims by December 31, 2002; and a 1-1/2% net smelter royalty in favour of Robak. The terms of the acquisition could not be met and effective November 8, 2002, the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 post consolidation common shares of the Company at a deemed value of $1,200,000, an agreement by the Company to carry 100% of the costs to place the Getty South mineral claims into production, and a 1-1/2% net smelter royalty in favour of Robak. The cost incurred by the Company in bringing the property into production is to be repaid from 80% of the net production revenue. In 2004, the Company approached Robak with a view to acquire the other 50% of the Getty South claims. In the process of obtaining a valuation of the claims, an issue arouse as to the nature and interpretation of the carried interest clause referred to in the 2002 agreement. Robak has advised the Company that it agrees with the interpretation assumed by the Company and has agreed to a clarifying amendment to the 2002 agreement.

On January 10, 2005 former director, Robert Gardner, filed a Third Party action against the Company claiming indemnification from any costs and/or damages arising from a lawsuit brought November 24, 2004 against

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2007

Gardner, Vittorio Preto and others. Former director Preto filed a similar suit claiming indemnification on May 27, 2005. The Company filed a defence to the claims refuting Mssrs. Gardner and Preto’s claim for indemnification. Subsequently, the Company filed a Counter Claim against former directors Robert Gardner and Vittorio Preto as well as Ross Glanville and Ross Granville & Associates claiming damages for negligence and breach of fiduciary duties owed to the Company. This lawsuit was settled in the second quarter of 2007.

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

On July 19 2007, the Company announced the results of a NI 43-101 compliant technical report on the Getty South Deposit.

On July 24 2007 the Company announced the appointment of Dr. Corby Anderson PhD CEng FIChemE, as President and Chief Operating Officer of the Company and Paul Frigstad as manager of investor relations.

On August 22, 2007 the Company announced the appointment of Robert H. Peterson to the board of directors replacing Jean Jacques Treyvaud.

On August 23, 2007 the Company announced the results of a NI 43-101 compliant technical report of the Getty North Deposit.

On August 24, 2007 the Company announced it has commissioned a preliminary-feasibility engineering study from West Coast Environmental and Engineering on potential cathode copper production from the Getty North and Getty South oxide and sulphide copper resources.

On January 7, 2008 the Company announced that it received an updated resource calculation on the Getty North Deposit which reflects the current estimate of the molybdenum indicated resources contained in the oxide and sulphide portions of the Getty North Deposit. On February 19, 2008 the Company received a NI 43-101 Technical Report which disclosed the current estimate of the molybdenum Indicated Resources contained within the Getty North Deposit.

Summary and Outlook

The Company is a British Columbia company engaged in the business of mineral exploration in the Highland Valley of British Columbia. The Company does not have any properties that are in production or that contain a reserve.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2007

Notwithstanding the distraction of the referred to litigation, the Company’s main focus is to concentrate on the Getty North and Getty South deposits, both of which are the subject of NI 43-101 compliant technical reports. The future proposed development of these two deposits will depend on the results of the recently commissioned preliminary-feasibility study, the completion of which is expected before the end of 2008. Dependent upon the results of the preliminary-feasibility study, the Company expects to attempt to secure future equity and possibly debt financing to continue its corporate mission of moving its corporate resource assets into production.

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

Exhibit Number	Document Description	Date
1.1†	Certificate of Incorporation of Getty dated September 23, 1985.	June 1998
1.2†	Certificate of Change of Name dated November 12, 1992.	June 1998
1.3†	Bylaws of Getty dated September 23, 1985.	June 1998
4.4†	Agreement of Purchase and Sale (Getty North) dated June 30, 1992, between Getty, Robak Industries Ltd. and Masco Capital Inc.	June 1998
4.5†	Property Amending Agreement between Getty, Robak Industries Ltd. And Masco Capital Inc. dated September 30, 1992.	June 1998
4.6†	Getty Southwest Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.7†	Amendment to Getty Southwest Mineral Property Transfer Agreement dated August 14, 1996, between Getty and Robak Industries Ltd.	June 1998
4.8†	Getty South Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.9†	Amendment to Getty South Mineral Property Transfer Agreement dated August 14, 1996 between Getty and Robak Industries Ltd.	June 1998
4.10†	Getty Central Mineral Property Transfer Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.11†	Amendment to Getty Central Mineral Transfer Agreement dated August 14, 1996 between Getty and Robak Industries Ltd.	June 1998
June 1998
4.13†	Joint Venture Agreement dated November 8, 1995, between Getty and Robak Industries Ltd.	June 1998
4.14†	Amendment to Joint Venture Agreement dated August 14, 1996, between Getty and Robak Industries Ltd.	June 1998
4.15†	Joint Venture dated October 15, 1996, between Getty and Globe Resources Inc.	June 1998
4.16†	Management Agreement dated July 1, 1995, between Getty and Freeway Properties Inc.	June 1998
4.17†	Incentive Stock Option Agreements dated June 9, 1995, between Getty and various Optionees.	June 1998
4.25†	Escrow Agreement (BC) dated October 29, 1985 between Getty, Getty’s shareholders, and Yorkshire Trust Company of Canada.	June 1998
4.26†	Escrow Agreement (BC) dated June 1, 1993 between Getty, Robak Industries Ltd., Masco Capital Inc., and Montreal Trust Company of Canada.	June 1998
4.27†	KHA Resource Modeling Inc. Memo Report on Getty North dated December 18, 1997.	June 1998
4.28†	Consent of KHA Resource Modeling Inc. dated December 17, 1997.	June 1998
4.29†	Bill of Sale Absolute dated April 11, 1998 between Robak Industries Ltd. and Getty.	June 1998
4.30†	Escrow Release	June 1999
4.31†	Mineral Property Interest Sale Agreement November 8, 2002	July 2004

Exhibit Number	Document Description	Date

4.32†	Letter from Computershare, Escrow Release August 25, 2003	July 2004
4.33†	Highland Valley Copper – Memorandum of Understanding December 18, 2003	July 2004
4.34†	Flow Through Private Placement Agreement December 2003	July 2004

4.36†	June 2004 Private Placement $300,000	July 2004
12.01†	Certification of Chief Executive Officer	July 2004
12.02†	Certification of Chief Financial Officer	July 2004
13.01†	Certification – Vittorio Preto	July 2004
13.02†	Certification –Donald Willoughby	July 2004
4.37†	Private Placement Subscription Agreement May 2005	August 2005
14.01†	Certification –Jean Jacques Treyvaud	August 2005
14.02†	Certification –Donald Willoughby	August 2005
15.01†	Audit Report – December 31, 2003	December 2005
15.02†	Audit Report – December 31, 2002	December 2005
15.03†	Audited Financial Statements – December 31, 2004	December 2005
16-.01†	Audit Report – December 31, 2005	June 2006
16.02†	Certification –Jean Jacques Treyvaud	June 2006
16.03†	Certification –Donald Willoughby	June 2006
16.04†	Private Placement Subscription Agreement January 2006	June 2006
17.01†	Audited Financial Statements – December 31, 2006	May 2007
17.02†	Audit Report- December 31, 2006	May 2007
18.01†	Certification-Jean Jacques Treyvaud	June 2007
18.02†	Certification-Donald Willoughby	June 2007
18.03†	Private Placement Subscription Agreement May 2006	June 2007
18.04†	Private Placement Subscription Agreement May 2007	June 2007

31-1	Certification 302 CEO	December 2008
31-2	Certification 302 CFO	December 2008
32-1	Certification 906 CEO	December 2008
32-2	Certification 906 CFO	December 2008

† Previously filed.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GETTY COPPER INC.

Per:

“Corby G. Anderson”

Corby G. Anderson
President, CEO, COO

DATED: December 22, 2008

EXHIBIT 31.1

Section 302 Certification

I, Corby Anderson, QP CEng FIChemE, Chief Executive Officer, of Getty Copper Inc., certify that:

1.

I have reviewed this amended annual report on the Form 20-F/A-1 of Getty Copper Inc.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect  to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report.

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15(e) ) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) ) for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the generally accepted accounting principles;

(c)

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors ( or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: December 22, 2008

s/_______________________

Corby Anderson, QP CEng FIChemE

Chief Executive Officer

2

EXHIBIT 31.2

Section 302 Certification

I, Don Willoughby, CA, Chief Financial Officer, of Getty Copper Inc., certify that:

1.

I have reviewed this amended annual report on the Form 20-F/A-1 of Getty Copper Inc.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect  to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report.

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15(e) ) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) ) for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the generally accepted accounting principles;

(c)

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors ( or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: December 22, 2008

s/_______________________

Donald Willoughby, CA

Chief Financial Officer

2

Exhibit 32.1

CERTIFICATION OF

CHIEF EXECUTIVE OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Dr. Corby G. Anderson, Chief Executive Officer of Getty Copper Inc. (the “Company”), hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(i)

The Amended Annual Report on Form 20-F/A-1 of the Company for the fiscal year ended December 31, 2007 (the “Annual Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii)

the information contained in the Amended Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	“Dr. Corby Anderson”
Name:	Dr. Corby Anderson
Title:	Chief Executive Officer
Date:	December 22, 2008

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

Exhibit 32.2

CERTIFICATION OF

CHIEF FINANCIAL OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Donald R. Willoughby, Chief Financial Officer of Getty Copper Inc. (the “Company”), hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(i)

the Amended Annual Report on Form 20-F/A-1 of the Company for the fiscal year ended December 31, 2007 (the “Annual Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii)

the information contained in the Amended Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	“Donald R. Willoughby”
Name:	Donald R. Willoughby
Title:	Chief Financial Officer
Date:	December 22, 2008

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