Form 20-F
period 2008-12-31
GETTY COPPER INC
filed 2009-06-29
CIK 1052204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2008

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from	to

Commission file number	000-29578

Getty Copper Inc.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

1000 Austin Avenue, Coquitlam, British Columbia, V3K 3P1, Canada
(Address of Principal executive offices)

Marilyn Young, (604) 931-3231, getty@telus.net, Fax: (604) 931-2814, 1000 Austin Avenue, Coquitlam, British Columbia, V3K 3P1, Canada
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares without Par Value
(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

N/A
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

80,892,537 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes  ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes  ☑ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be file by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes  ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated file?’ in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐

Accelerated filer ☐

Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP

☐ International Financial Reporting Standards as issued by the International Accounting Standards Board

☑ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☑ Item 17

☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☑ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

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

Mo	Used as the abbreviation for molybdenum
Molybdenum	A hard, silvery metal used in steel and nickel alloys.
NASDAQ	Means the North American Securities Dealers Automated Quotation System- a United States over-the-counter securities market.

Naummanite	An iron-black silver selenide mineral.
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

FORWARD - LOOKING STATEMENTS

This annual report on Form 20F, includes certain statements that may be deemed "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Certain statements in this Report constitute forward looking statements. Although the Registrant believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Registrant’s mineral exploration projects or of the Registrant's future performance. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements. Other factors that could cause the Registrant's actual results and performance to differ materially from those in forward-looking statements include adverse market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and metal recovery rates and the fact that necessary capital may not be available to the Registrant on terms acceptable to it or at all. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Registrant to obtain government permitting can cause a delay or even abandonment of a mineral project. The Registrant is subject to the specific risks inherent in the mining business as well as general economic and business conditions.

Please see Item 3.D “Risk Factors” as contained in this annual report on Form 20-F for additional information on risks and uncertainties relating to the forward-looking statements.

There can be no assurance that forward-looking statements referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Also, many of the risk and uncertainty factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements contained in this annual report on Form 20-F. All forward-looking statements made herein, are qualified by this cautionary statement.  Please consult the Company’s public filings at www.sedar.com and www.sec.gov for more detailed information concerning these matters.

T A B L E O F C O N T E N T S

Page

PART 1

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable (this is an annual report on Form 20F).

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is an Annual report on Form 20F).

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

The following constitutes selected financial data for Getty Copper Inc. (“Registrant”) for the last five fiscal years ended December 31, 2008, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles (“GAAP”) and United States GAAP, including a restatement of prior years’ figures due to a change in accounting policy with respect to exploration expenditures (see also the accompanying audited financial statements as of December 31, 2008 and for the previous year ended December 31, 2007).

(Cdn$)
Balance Sheet Data		2008		2007		2006		2005		2004
Total assets according to financial
statements (CDN GAAP)(1)		5,236,527		4,898,678		$4,572,683		$3,887,352		$4,402,135
Total Assets (US GAAP)(2)		884,264		911,546		$696,528		$379,113		$1,741,701
Total liabilities		470,608		792,074		$871,256		$629,806		$710,408
Share capital		21,409,542		19,924,370		$18,014,384		$16,433,593		$16,587,659
Deficit (CDN GAAP)		$(17,687,410)		$(17,390,686)		$(15,173,683)		$(14,036,773)		$(13,750,967)
Deficit (US GAAP)		$(25,804,605)		$(25,142,750)		$(22,814,770)		$(21,309,944)		$(20,176,333)

(Cdn$)
Period End Balances (as at)		2008		2007		2006		2005		2004
Working capital (deficiency)		358,634		59,974		$(329,618)		$(320,311)		$952,672
Equipment, net		140,536		147,664		$154,890		$162,539		$173,669
Mineral property interests
(CDN GAAP)		4,352,263		3,987,132		$3,876,155		$3,508,239		$2,660,434
Mineral property interests
(US GAAP)	$	NIL	$	NIL	$	NIL	$	NIL	$	NIL
Shareholders’ equity		$4,765,919		$4,106,604		$3,701,427		$3,257,546		$3,691,727
Share Capital (CDN GAAP)		21,409,542		19,924,370		$18,014,384		$16,433,593		$16,587,659
Share Capital (US GAAP)		23,183,542		21,698,370		$19,788,384		$18,207,593		$18,361,659
Number of outstanding Shares		80,892,537		67,638,907		49,078,657		34,078,657		32,743,657

No cash or other dividends have been declared.

(Cdn$)
Statement of Operations Data	2008	2007	2006	2005	2004
Investment and Other Income	$18,861	$12,402	$17,061	$11,276	$30,387
General and administrative expenses	$315,585	$1,333,086	$1,153,971	$297,082	$676,971
Exploration Expenditure	$365,131	$110,977	$367,916	$847,805	$979,963
Loss according to financial
statements (CDN GAAP)	$(296,724)	$(2,217,003)	$(1,136,910)	$(285,806)	$(646,584)
Loss according to financial
statements (US GAAP)	$(611,855)	$(2,327,980)	$(1,504,826)	$(1,133,611)	$(1,626,547)
Loss from continuing operations per
Common Share	$(0.004)	$(0.04)	$(0.03)	$(0.01)	$(0.02)
Loss per Share (US GAAP)(2)	$(0.009)	$(0.04)	$(0.04)	$(0.03)	(0.06)

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

See Item 17 of this annual report on Form 20-f for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details.

Except as may be otherwise indicated, all dollar amounts are stated in Canadian dollars, the Registrant’s functional and reporting currency.  The following tables set out the exchange rates, based on the noon buying rates from the Federal Reserve Statistical Release , for the conversion of Canadian dollars into one United States dollar.  The average exchange rates are based on the average of the exchange rates on the last day of the month in such periods.  Also included are the average exchange rates for each month during the previous six months.

	May 2008	April 2009	March 2009	February 2009	January 2009	December 2008
High	1.1868	1.2640	1.2937	1.2710	1.2749	1.2971
Low	1.0957	1.1939	1.2245	1.2190	1.1822	1.1962
Average for Period	1.1528	1.2242	1.2645	1.2452	1.2248	1.2337

	2008	2007	2006	2005	2004
End of Period	1.22	1.00	1.16	1.16	1.21
Average for Period	1.06	1.07	1.13	1.21	1.30
High for Period	1.29	1.18	1.17	1.26	1.39
Low for Period	0.97	0.92	1.10	1.15	1.18

On May 29, 2009, the Federal Reserve Statistcal Release  noon rate for Canadian Dollars was US$1.00: Cdn$1.09

B.

Capitalization and Indebtedness

Not applicable (this is an Annual Report only).

C.

Reasons for the Offer and Use of Proceeds

Not applicable (this is an Annual Report only).

D.

Risk Factors

Need for Additional Financing.  Notwithstanding what the Registrant raised from a private placement financing in January 2008 and in light of recent court settlements and ongoing legal expenses, further financing   may be required to meet its planned commitments for the year ending December 31, 2009. The exploration and development of the Registrant’s properties depend on the Registrant’s ability to obtain additional financing through joint ventures, debt financing, equity financing or other means.  The Registrant is currently pursuing financing opportunities to meet its administration costs. If the Registrant is unable to raise additional capital it will need to curtail its operations and the Registrant may be materially adversely affected.

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

The Registrant’s Directors and Officers are Part-Time and Serve as Directors and Officers of Other Companies. Directors of the Registrant also serve as  officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Registrant. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors’ duties to the Registrant and their duties to the other companies on whose boards they serve, the directors and officers of the Registrant expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate. The success of the Registrant and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its board of directors.

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

Shares of the Registrant may be Affected Adversely by Penny Stock Rules.   The Registrant’s stock may be subject to U.S. “Penny Stock” rules which may make the stock more difficult to trade on the open market.  The Registrant’s common shares have traded on the Canadian Venture Exchange since April 25, 1988. For further details on the market performance of the Registrant’s common stock, see “Item 9.Aof this annual report on Form 20-F.” Although the Registrant’s common stock trades on the Canadian TSX Venture Exchange or “TSX V”, the Registrant’s stock may be subject to U.S. “penny stock” rules. A “penny stock” is defined by regulations of the U.S. Securities and Exchange Commission (“SEC”) as an equity security with a market price of less than $5.00 per share. However, an equity security with a market price under $5.00 will not be considered a penny stock if it fits within any of the following exceptions:

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

Legal Proceedings. The Registrant is subject to one legal action in the Province of British Columbia, Canada.  The Registrant believes its claims will succeed before the court. See Item 8 of this annual report on Form 20-f for information regarding current legal proceedings.

ITEM 4

INFORMATION ON THE REGISTRANT

SUMMARY

A.

History and Development of The Registrant

1.

The legal name of the Registrant which is subject of thisannual report on Form 20F is Getty Copper Inc.

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

6.

The Registrant’s principal capital expenditures (there have been no material divestitures) over the three fiscal years ended December 31, 2008 are as follows:

Year	Exploration Deferred	Capital Assets
(i) Amounts Deferred (capitalized or invested) during the year
2008	365,131	NIL
2007	110,977	891
2006	367,916	1,493
(ii) Amounts Expensed as Exploration Expenses
2008	NIL	NIL
2007	NIL	NIL
2006	NIL	NIL

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

In May 1993, the Registrant, pursuant to an arm’s length purchase and sale agreement to acquire the Getty North Property, issued 5,000,000 of its Common Shares to Robak and 5,000,000 of its Common Shares to Masco. See “Interests of Management in Certain Transactions.” The issuance of the 10,000,000 Common Shares (of which 9,216,984 were held in escrow until May 1999 ) resulted in a change in control of the Registrant.

The Registrant acquired the Getty North Property from Robak and Masco pursuant to an Agreement of Purchase and Sale dated June 30, 1992, as amended September 30, 1992, subject to a 1.5% net smelter return royalty reserved in favour of Robak. The Registrant issued into escrow 4,608,492 Common Shares to Robak and 4,608,492 Common Shares to Masco as consideration for the property, subject to the Registrant obtaining a valuation on the Getty North Property establishing a minimum value of Cdn $2,304,246 and approval by the then Vancouver Stock Exchange (“VSE”.  The shares were released to Robak and Masco from escrow after the Registrant obtained the required approval from the VSE on May 11, 1999. After the release of the escrow shares, title to the Getty North Property fully vested in the Company.

There are no old or existing mines on the Getty North Property.

History of Getty South Property, Getty Central Property, Getty Southwest Property:

In addition to the Getty Copper North Property and all Getty Copper Highland Valley Claims, the Registrant subsequently entered into a joint venture agreements to earn a 50% interest in the Getty South Property, the Getty Central Property and the Getty Southwest Property,   (collectively, the “Getty Copper Project” or the “Getty Copper Highland Valley Project”). All of the Mineral Properties previously noted are subject to 1.5% net smelter royalties and the Getty South, Getty Central, Getty Southwest properties were subject to certain minimum exploration and development requirements. As a consequence of a Mineral Property Interest Sale Agreement dated November 8, 2002.  (See Item 7.B of this annual report on Form 20-F), the Registrant purchased 100% of the Getty Central and Getty Southwest claims and 50% of the Getty South claims.” Since 1992, the Registrant has focused its efforts and resources on the acquisition and the exploration of the Getty Copper Project. See Item 4.D “Getty Copper Project” in this annual report on Form 20-f- The Registrant has no subsidiaries.

On March 7, 2003 the “TSX V” accepted for filing documentation a mineral property agreement dated effectively November 8, 2002 between the Registrant and Robak Industries Ltd. (“Robak”), by which Robak has agreed to sell 100% interest in each of the Getty Central and the Getty Southwest and a 50% interest in the Getty South properties (the “New Getty Properties”) in consideration for 6 million Registrant shares (post-consolidation) plus the below noted net smelter return royalty (“NSRR”) and carried interest obligation.   The Registrant has also agreed to pay 100% of the cost to place the Getty South property into production, and is entitled to recover “all costs (incurred by Getty),” from 80% of production revenue (and thereafter the Registrant and Robak shall share net revenue 50:50). Robak will also retain a 1.5% NSRR in all of the Getty Properties including the New Getty Properties.   The New Getty Properties were the subject of a Valuation and Fairness opinion prepared by Ross Glanville and Associates Ltd. in October 2002 and a Technical Report prepared by W.J. McMillan Phd., P.Eng prepared in December 2002.  The Valuation Report and the Technical Report have been filed on the Canadian securities regulatory website at www.SEDAR.com Prior to the November 8, 2002 agreement described above, the Registrant was party to an option and  joint venture agreement to earn a 50% interest in the Getty South Property from Robak and Masco pursuant to an Agreement dated November 8, 1995, as amended August 14, 1996 (the “Getty South Agreement”), subject to a 1.5% NSRR reserved in favour of Robak. The consideration was $10; reimbursement of $63,300 for certain costs incurred by Robak in acquiring and maintaining the claims in good standing; and a commitment to (a) incur the first $5,100,000 of exploration and development work on the claims, (b) complete a feasibility report prepared by an engineering firm in accordance with industry practice on the claims and (c) place the claims in commercial production on or before December 31, 2002. The Getty South Agreement was superseded by the November 8, 2002 agreement.

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

HVC spent $2.3 million dollars on line cutting, induced polarization surveys (IP), and diamond drilling. Only intrusive rocks and structures surrounding the Getty West Occurrence including the Transvaal property in which the Registrant formerly held an interest, exhibited significant copper mineralization and accompanying alteration.  Here, sub-economic copper mineralization within hydrobrecciated Guichon and Bethlehem intrusives were encountered.  The Cinder hill area contains a large tertiary volcanic center and is deeply covered with overburden.   The Glossie Copper Occurrence was not tested during this program.  Only weakly anomalous copper and zinc mineralization were encountered within silicified and metasomatized Nicola volcanics overlying weakly altered intrusives in the North Valley IP anomaly.  However the drilling here was very wide spaced and the Registrant intends to  carefully review this work in relation to earlier exploration results to determine if additional untested targets may exist in this area.  The iron sulphide mineralized tertiary volcanics intersected in hole 2004-16 returned only very weakly anomalous copper.

B.

Business Overview

The Registrant is engaged in the acquisition and exploration of natural resource properties.  Since 1993, the Registrant has been conducting exploration for copper on approximately 200 km2 in Highland Valley, British Columbia.  These properties adjoin the large porphyry copper mining and milling operations of Highland Valley Copper.

West Coast Environmental and Engineering (WCE) of Ventura and Nevada City, California, continues to work on a Preliminary Feasibility Study.  The focus is on a potential cathode copper and Molybdenum Trioxide production from the Getty North and Getty South oxide and sulphide resource zones. The new engineering study is intended to update the past work referred to above and includes possible development of both the copper and molybdenum oxide and sulphide resources.  The oxide and sulphide resources of the Getty North Deposit would potentially be open-pit mined in conjunction with the Getty South oxide and sulphide resources.

An update on the Preliminary Feasibility Study engineering report being carried out by WCE under the direction of Mr. Craig Parkinson P.Geo, the Qualified Person responsible for this study was announced in May 2008.  As the Getty North NI 43-101 compliant resource has been updated with molybdenum values, WCE  reports that the processing plan is proposed to be altered to effectively accommodate the molybdenum resource.  To facilitate effective recovery of the molybdenum resource, the option of dump and heap leaching of oxide ores has now been replaced by a flotation tailings leach system. This methodology is anticipated to allow maximum potential utilization of the updated Getty resources, and is analogous to other recent and successfully operating global hydrometallurgical production facilities.  Further, given the current global limited molybdenum roasting capacity, WCE is now investigating incremental added capacity in the hydrometallurgical pressure oxidation and metal recovery circuits for potential on-site custom processing of outside copper and molybdenum concentrates from other entities with available materials. In particular, the hydrometallurgical process plant now proposed for the Getty Project should allow treatment of much lower grade combined bulk copper and molybdenum concentrates, which could be a significant advantage over current molybdenum concentrate production and roasting practices.  However, at this time there can be no assurance that the proposed Preliminary Feasibility Study will indicate that the quality of the present resources will be upgraded to the status of reserves, or that the planned processes will be able to produce cathode copper material as proposed.  The above plans for producing copper concentrates and cathode copper may not be economically achievable even though the testing and planning to date indicate that the copper cathode could potentially be produced using the planned processes.

The Registrant primarily has been exploring the Getty North and Getty South deposits. These deposits have copper mineral resource estimates that were received by the Registrant in August and June of 2007 respectively. In addition, the Getty North deposit has both copper and molybdenum mineral resource estimates that were received by the Registrant in February 2008.   These 2007 and 2008 technical reports meet the requirements of the CIM classifications referenced in National Instrument 43-101.

The 2007 Getty South technical report discloses an Inferred Resource of 28.16 million tonnes, having a grade of 0.47% copper at a cut off grade of 0.2% copper.

The 2007 Getty North technical report discloses indicated and inferred copper resources of oxide and sulphide zones at cut off grades of 0.2% and 0.3% copper. At a cut off grade of 0.2% copper, the Indicated Resource calculated was 32.106 million tonnes at a grade of 0.454% copper, and an Inferred Resource of 8.250 million tonnes at a grade of 0.355% copper. At a cut off grade of 0.3% copper, the Indicated Resource calculated was 30.730 million tonnes at a grade of 0.462% copper, and the Inferred Resource calculated was 3.983 million tonnes at a grade of 0.452% copper.  The 2008 Getty North technical report discloses the same indicated and inferred copper resources as the 2007 technical report.  In addition to the copper resources, the 2008 Getty North technical report discloses indicated molybdenum resources based on a cut-off grade of 0.2% copper. At a cut off grade of 0.2% copper, the molybdenum Indicated Resource calculated was 32.10 million tonnes at a grade of 0.015% molybdenum.   The Preliminary Feasibility Study is anticipated to update and disclose copper molybdenum resources, for both Getty North and Getty South.

The Registrant’s other identified potential mineral zones, known as North Valley; Glossie; Getty West, Northwest, Southwest, and Central; are all in the early stage of exploration and there is insufficient data to establish whether any resources may exist.  The Registrant continues to seek additional properties worthy of exploration and development.

The price of copper has decreased in 2009 as a result of worldwide economic conditions.    There is no way to predict future metal prices and therefore current prices may not reflect future prices and this may have a bearing on the time frame that would be required to place any mineral deposit that may be located on the property into commercial production.  The Registrant continues its efforts to move the properties into the development stage to take advantage of the current demand for copper.

C.

Organizational Structure

The Registrant is based in British Columbia, Canada.  The Registrant operates directly and has no material subsidiaries.

D.

Property, Plants and Equipment

The Registrant owns land and buildings in Logan Lake, British Columbia.  This property is encumbered by a first mortgage in the amount of $87,085 as of May 1, 2008.  These premises are used for core storage, field offices and vehicle storage.  For details of the Registrant’s mineral properties, see Getty Copper Project below.

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
50°30'
50°00'
49°30'
N
Cornwall Creek
Ashcroft
GETTY PROPERTY
Logan Lake
KAMLOOPS
SALMON ARM
Lytton
KELOWNA
Hope
VANCOUVER
CANADA
U.S.A.
0
1.5
75
Kilometres

Figure 1.A

PROPERTY LOCATION MAP

Figure 1B GETTY COPPER INC.  HIGHLAND VALLEY PROPERTIES MAP

Figure 1: B

HIGHLAND VALLEY PROPERTIES

GETTY COPPER INC.

NORTH VALLEY AREA
Getty Northwest
Getty Southwest
No staking area
NORTH GLOSSIE
GLOSSIE
CINDER HILL
Getty North
Claim boundary
Transvaal
Getty Central
Bram
Getty South
N
Getty 100%
Getty 100% owner
Getty 100% owner
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

The following table is a breakdown of the Registrant’s deferred exploration and development costs on the Getty Copper Project to the dates indicated:

	December 31,
Activity	2008	2007	2006	2005
Drilling	4,715,326	4,715,326	$4,715,326	$4,715,326
Environmental	254,456	254,456	254,456	254,456
Pre Feasibility Study	492,574	226,428	166,709	166,709
Geoscience	3,116,258	3,073,793	2,986,698	2,963,117
Metallurgy	987,113	987,113	1,059,514	694,189
Assay	624,642	624,094	623,775	623,775
Other Costs	1,996,267	1,940,295	1,904,050	1,925,040
Provision for
impairment	(9,514,843)	(9,514,843)	(9,514,843)	$(9,514,843)
Totals	$2,671,793	$2,306,662	$2,195,685	$1,827,769

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

Planned exploration for 2009

The Registrant’s exploration for 2009 is contingent on financing.

(a)

Getty North Property

Exploration

Prior to the acquisition of the Getty North Property by the Registrant from Robak and Masco, Robak held the Getty North Property for approximately two decades. During that period, in excess of $350,000 was spent on exploration work on the property consisting of silt and soil sampling, trenching and bulk sampling. Since the date of the Registrant’s acquisition of the Getty North Property to December 31, 2008, the Registrant has completed $8,758,308  of exploration work on the property, consisting of aerial photographic surveys and base map production, diamond drilling, geological mapping, assaying, induced polarization and magnetics geophysical surveys, soil geochemical surveys, metallurgical testing, and resource calculations.

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

In December 1997, the Registrant retained Bateman engineering Inc. of Denver, Colorado (“Bateman”) to perform a pre-feasibilty study for the oxidized part of the Getty North Deposit and the proposed Getty North copper Plant.  Bateman recommended that the Registrant conduct a full feasibility for the Getty North Oxide Deposit.  Bateman also recommended that the Registrant conduct (prior to or during the full feasibility study) further leach and assay comparison test that might increase the mineable mineral deposit estimates.

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

The Registrant commissioned W.J. McMillan, Ph.D., P.Eng. to complete a  Technical Report which was completed February 27, 2003 on the Getty Copper Property.   He reviewed all pertinent documentation and described his observations where applicable and appropriate on all portions of the property including the Getty North and other deposits, including earlier resource calculations and economic evaluations completed by independent qualified professional engineers.  Although accepted by the TSX Venture Exchange as a NI 43-101 compliant technical report, the BC Securities Commission advised the Registrant that it does not consider the McMillan Report as NI 43-101 compliant. A Canadian Securities Administrators NI 43-101 compliant resource estimate for Getty North was completed in August 2007, by Craig L. Parkinson, P.G and Mark E. Smith, P.E., G.E. of Vector Engineering.

The Registrant, in 2006, embarked on a metallurgy test program of its copper sulphide and copper oxide samples at SGS Lakefield Research Limited in Lakefield, Ontario. The test program determined the leach parameters and optimum chemistry for leaching copper from Getty’s resource samples which had been forwarded to Lakefield. Additionally the Registrant contracted with Innovat Limited of Ontario to test the viability of using Innovat’s proprietary continuous vat leaching system to extract copper from the samples provided to Lakefield. The pilot plant testing confirmed the viability of the Innovat continuous vat leaching system and the Issuer  negotiated a non-exclusive license to commercially exploit the technology, however, the Registrant is no longer pursuing this exclusive agreement with Innovat, and is reviewing another method.

Throughout  2008, West Coast Environmental and Engineering (WCE) of Ventura and Nevada City, California, continues to work on a Preliminary Feasibility Study.  The focus is on a potential cathode copper and Molybdenum Trioxide production from the Getty North and Getty South oxide and sulphide resource zones. The new engineering study is intended to update the past work referred to above and includes possible development of both the copper and molybdenum oxide and sulphide resources.  The oxide and sulphide resources of the Getty North Deposit would potentially be open-pit mined in conjunction with the Getty South oxide and sulphide resources.

Cautionary Note to U.S. Investors concerning estimates of resources  The following section uses the term “resources”.  We advise U.S. investors that while this term is recognized and required by Canadian Regulations, the U.S. Securities and Exchange Commission does not.  U.S Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

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

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources  The following section uses the terms “Indicated Resources”, we advise U.S. investors that while this term is recognized and required by Canadian Regulations, the U.S. Securities and Exchange Commission does not.  U.S Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.  The following Section uses the terms “Inferred Resources”, we advise U.S. Investors that while this term is recognized in Canada and required by Canadian Regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies.  U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

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

2008 Exploration Expenditures

An update on the Preliminary Feasibility Study engineering report being carried out by WCE under the direction of Mr. Craig Parkinson P.Geo, the Qualified Person responsible for this study was announced in May 2008.  As the Getty North NI 43-101 compliant resource has been updated with molybdenum values, WCE  reports that the processing plan is proposed to be altered to effectively accommodate the molybdenum resource.  To facilitate effective recovery of the molybdenum resource, the option of dump and heap leaching of oxide ores has now been replaced by a flotation tailings leach system. This methodology is anticipated to allow maximum potential utilization of the updated Getty resources, and is analogous to other recent and successfully operating global hydrometallurgical production facilities.  Further, given the current global limited molybdenum roasting capacity, WCE is now investigating incremental added capacity in the hydrometallurgical pressure oxidation and metal recovery circuits for potential on-site custom processing of outside copper and molybdenum concentrates from other entities with available materials. In particular, the hydrometallurgical process plant now proposed for the Getty Project should allow treatment of much lower grade combined bulk copper and molybdenum concentrates, which could be a significant advantage over current molybdenum concentrate production and roasting practices.  However, at this time there can be no assurance that the proposed Preliminary Feasibility Study will indicate that the quality of the present resources will be upgraded to the status of reserves, or that the planned processes will be able to produce cathode copper material as proposed.  The above plans for producing copper concentrates and cathode copper may not be economically achievable even though the testing and planning to date indicate that the copper cathode could potentially be produced using the planned processes.

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

The Registrant has completed initial exploration work of its own on the Getty South Property, including aerial photographic surveys and base map production, drilling, trenching, assaying, geophysical, geochemical and geological work, at a cost of $1,210,860 to December 31, 2008.

On June 18, 2007 Vector Engineering, Inc. of Grass Valley, California, delivered a NI 43-101 compliant technical report on the Getty South deposit. The report discloses an inferred resource estimate of 28.16 million tonnes, having a grade of 0.47% copper at a cut off grade of 0.20% copper.

In 2007, the Registrant primarily had been exploring the Getty North and Getty South deposits. The Getty North and Getty South deposits have copper mineral resource estimates that were received by the Company in August and June of 2007, respectively. In addition, the Getty North deposit has both copper and molybdenum mineral resource estimates that were received by the Company in February 2008.   These 2007 and 2008 technical reports meet the requirements of the CIM classifications referenced in National Instrument 43-101.

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

Planned Exploration for 2009.

Subject to financing the Registrant intends to carry out any exploration and metallurgical work recommendations provided in the preliminary feasibility study.

(c)

Getty Central Property

The Registrant has completed initial exploration work of its own on the Getty Central, including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2008 of $57,540 for the Getty Central Property.

Exploration

The Getty Central Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property.   No exploration expenditures are planned in 2009.

d)

Getty Southwest Property

Exploration

The Registrant has completed initial exploration work of its own on the Southwest Property including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2008 of $391,998.

The Getty Southwest Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property.  No exploration expenditures are planned in 2009.

Drilling

In 2004, HVC completed 6 diamond drill holes following up geological and IP targets.  No potentially economic mineralization was encountered.  Part of a large post mineral Eocene volcanic center was defined.

(e)

Getty Northwest Property

The Getty Northwest Property is comprised of 142 mineral claims acquired by the Registrant by staking. These claims are subject to a 1.5% net smelter return royalty reserved in favour of Robak..

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

Exploration History

The Registrant has completed initial exploration work of its own on the Getty Northwest Property, including aerial photographic surveys and base map production, drilling, geochemical soil sampling, prospecting, geophysical surveys and geological mapping, at a cost to December 31, 2008 of $1,767,930.  HVC in 2004 completed a large line cutting and IP program over the area.

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

Planned Exploration for 2009

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

The Registrant does not believe that it is significantly impacted by the effects of inflation and the Canadian dollar has fluctuated in a relatively narrow band to the United States dollar (US$1.00: Cdn$0.97 to $1.29) during these three years.  The Registrant has not been materially affected by government economic, fiscal, monetary or political policies and the outlook for the Registrant’s assets primarily relate to the outlook for gold and copper. For information relating to the historical prices for copper and gold, see “Trend Information” below.

Operating Results – Fiscal 2008 Compared with Fiscal 2007

At December 31, 2008, the registrant had working capital of $358,634 compared to working capital of $59,974 at December 31, 2007.  During the year ending December 31, 2008, the increase in working capital is a result of funds raised through the issuance of stock, through private placement and exercising of warrants .  Current liabilities at December 31, 2008 decreased to $385,094 from $703,908 at December 31, 2007,due to a decrease in legal expenses, as many of these issues have been settled.

Net deferred exploration expenditures incurred during the year ended December 31, 2008,  $365,131 compared to $110,977 spent during the year ended December 31, 2007.

Shareholder equity increased to $4,765,919 during the year ended December 31, 2008 from $4,106,604 December 31, 2007 due to private placements and the exercising of warrants, the Registrant has no source of income other than interest earned on funds held in a term deposit.

The Registrant earned $16,618 in interest income for the year ending December 31, 2008 compared to $10,138 at December 31, 2007.

During the year ended December 31, 2008 the Registrant earned $2,243 rental income for a road usage.  During the previous year ending December 31, 2007, the Registrant earned $2,264 for a portion of office space located in Logan Lake, British Columbia.

Operating Results – Fiscal 2007 Compared with Fiscal 2006

At December 31, 2007, the registrant had working capital of $59,974 compared to a working capital deficit of $329,618 at December 31. 2006.   During the year ending December 31, 2007, the decrease in working capital resulted from a private placement, exercise warrants, and Incentive Stock Options less funds paid out for expenses. Current liabilities at December 31, 2007 decreased to $703,908 from $871,256 at December 31, 2006, due to recognizing a mortgage payable of $88,166 as a long term liability.  The Mortgage was renewed in October 2007.

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

On January 10, 2008, the Company closed a non-brokered  private placement for 10,000,000 shares at $0.10 per share, for proceeds of $1,000,000.  The TSX Venture Exchange accepted this private placement on January 10, 2008.  All Securities issued will be subject to a four-month hold period expiring on May 11, 2008.

During the year ending December 31, 2008, 3,253,630 warrants were exercised at $0.15 each for 3,253,630 common shares raising $488,044.50.  These warrants were from the July 7, 2006 private placement, the balance of the warrants expired July 8, 2008.  As of February 28, 2009, 80,892,537 shares were outstanding.

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

Fiscal 2008 Compared with Fiscal 2007

As at March 31, 2009, the Registrant’s cash and short term investments was $ 622,558 .

The Registrant’s cash and short-term investments at December 31, 2008 were $716,313 compared to $755,929  at December 31, 2007.  The decrease is due to exploration spending during the year and administrative and legal expenses, the decrease is minimized because of a private placement and the exercising of warrants in 2008.   Aside from cash and short-term investments, the Registrant has no material unused sources of liquidity.

Fiscal 2007 Compared with Fiscal 2006

As at March 31, 2008, the Registrant’s cash and short term investments were $581,350.

The Registrant’s cash and short-term investments at December 31, 2007 were $755,929 compared to $498,055 at December 31, 2006.  During the year ending December 31, 2008, the decrease in working capital resulted from a private placement, exercise warrants, and Incentive Stock Options less funds paid out for expenses, particularly legal. (see item 8, Legal Proceedings of this annual report on Form 20F). Aside from cash and short-term investments, the Registrant has no material unused sources of liquidity.

Financial Instruments

The Registrant financed its activities from 1985 through 2008 primarily through the issuance of equity shares through private and public distributions. Certain of these financings were structured as “flow through” to provide a Canadian income tax incentive to make the securities more attractive. The Income Tax Act (Canada) provides certain incentives to encourage exploration on Canadian resource properties including the deductibility of a defined class of “Canadian Exploration Expenses” and “Canadian Development Expenses” which provide deductible pools of resource expenditures deductible against other sources of income.  The Registrant keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are currently excess to the Registrant’s needs are invested in government of Canada or like debt obligations and other short term near cash investments pending the need for the funds.

The Registrant does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds. As of the fiscal 2008 year end, the Registrant estimates that the cost of maintaining its corporate administrative activities at approximately $20,000 exclusive of legal fees per month. Accordingly, the Registrant’s management estimate that a minimum of $240,000 will be needed to maintain its corporate status and assets over the ensuing two-year period and the Registrant has current working capital at March 31, 2009 of $243,278 which should be adequate to ensure continued viability over this period of time.

Research Expenditures

The Registrant is a resource expenditure based corporation and accordingly does not have a program of intellectual property development or patenting or licensing issues.

Trend Information

In 2009 the Registrant’s planned exploration program and administrative costs will deplete funds generated from the January 2008 private placement.  Legal expenses have decrease substantially, now that many of the Registrant’s legal issues have been settled. See Item 8. A Legal Proceedings.

As a mineral exploration company, the Registrant’s activities are somewhat cyclical as metals prices have traditionally been cyclical in nature. The basic trend through the last few years for metal prices has been positive, and the recent gold price trend has continued to be positive. Copper is a commodity metal used extensively in the housing and automotive industries and accordingly, demand for copper varies directly with general economic conditions. Although the Registrant’s management is not in a position to forecast economic trends, it is aware that as of May 2009 widely read business periodicals continue to predict a variety of economic conditions which indicate that  the price of copper or gold will in all likelihood be tied to the economy.

The price of copper has significantly improved since 2004 as a result of increasing consumption and decreasing stocks.  Recent widely read business journals predict that metal prices in 2009 should continue at current levels due to simple supply and demand dynamics.

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

Principal repayments required are as follows:

2009	$2,653
2010	2,855
2011	3,074
2012	3,309
2013	76,276

ITEM  6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management as of May 1, 2009

Name, Position and Place of Residence	Period a Director of the Issuer	Shares Beneficially Owned or Controlled(1)
Corby G. Anderson PhD CEng President, CEO, COO, Director Butte, Montana, USA	June 12, 2006 to date	60,000 Shares
John B. Lepinski Managing Director Coquitlam, British Columbia	June 30, 1992 to date	19,924,877 Shares
Donald R. Willoughby FCA Chief Financial Officer, Director Vancouver, British Columbia	June 30, 1992 to date	395,000 Shares
Robert H. Peterson Director Boise, Idaho, USA	August 16, 2007 to date	10,000 Shares
Charles Mitchell, LLB Director Edmonton, Alberta	November 30, 2004 to date	NIL
Edward Leung, CGA Director Vancouver, British Columbia	January 26, 2005 to date	NIL
Dennis Milburn, CA Director Langley, British Columbia	May 20, 2008 to date	NIL

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

DONALD R. WILLOUGHBY, FCA – Chief Financial Officer and Director. Mr. Willoughby is a Fellow Chartered Accountant . He is also a shareholder, director and officer of several private companies and has served as a director of other public companies during the past fifteen years.

ROBERT H. PETERSON – Director, Mr. Robert H. Peterson has a Bachelor of Science degree in Electrical Engineering.  He has also completed the Management Program for Executives and has received an Alfred P. Sloan Fellowship Award in M.S. Management.  Mr. Peterson has over 40 years of experience in the mining sector.

CHARLES MITCHELL, LLB, BA- Director, Mr. Charles Mitchell has a Bachelor of Law and Bachelor of Arts degrees and is a lawyer for Rogers Oil & Gas Inc.

EDWARD LEUNG, CGA – Director, Mr. Edward Leung is a certified general account and has over 25 years experience in the accounting and finance sector.  Mr. Leung has a Bachelor of Business Administration degree.

DENNIS MILBURN, CA – Director.  Mr. Dennis Milburn is a chartered accountant and has more than 40 years experience in the resource sector.

B.

Compensation

During the Registrant’s financial year ended December 31, 2008, the aggregate remuneration paid or payable to the Registrant’s directors and senior officers or companies or professional firms with which the directors or officers are associated, for rent, accounting, legal services, interest and geological consulting fees by a director was $87,467.

Dr. Corby Anderson, President and director of the Registrant, and Mr. Donald R. Willoughby,  Chief Financial Officer and a director of the Registrant, are each a “Named Executive Officer” of the Registrant for the purposes of the following disclosure.

The compensation paid any Named Executive Officers during the Registrant’s three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Dr. Corby Anderson, President since July 20, 2007	2008 2007	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$32,381[4] $12,885[4]
John Lepinski, Managing Director,	2008 2007	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$ 30,000[3] $ 30,000[3]
Donald Willoughby, CFO	2008 2007	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$17,976[1] $69,498[1]
John Parks, Secretary, Since October 2004	2008 2007	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	NIL $ 105,000[2]

1.  Fees paid to a professional accounting firm, of which Mr. Willoughby’s professional corporation is one of the accounting firm’s corporate partners, as well as reimbursement for legal fees and court costs.

2.  Legal Fees paid to a law firm of which Mr. Parks is the principle.

3. Management fees paid to Freeway Properties Inc., a company controlled by John Lepinski.

4. Consulting fees paid to Allihies Engineering Inc., a company controlled by Corby Anderson.

  Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s responsibilities following a change in control.

There are no arrangements under which directors were compensated by the Registrant during the financial year ended December 31, 2008 for their services in their capacity as directors and consultants except as herein disclosed. An accounting firm in which a director of the Registrant is associated charged the Registrant $17,976 (2007 - $14,080) for accounting fees related to tax filings, quarterly report review and  other professional accounting related matters.  The Company reimbursed the professional accounting firm $NIL (2007 - $55,418) for the director’s time and disbursements for representing the Company in examinations of discovery carried out.   A Company controlled by the current president, Dr. Corby G Anderson billed the Company $32,381 (2007 $12,885) for consulting services.  John Parks, Solicitor, Corporate Secretary and director of the Company billed the Company $NIL (2007 - $105,000) for legal fees, as general counsel.  For the year ending December 31, 2007, the Company also paid $6,000 office rent and $30,000 management fees to companies controlled by the managing director.

C.

Board Practices

All directors were re-elected at the June 26, 2008 annual general meeting and have a term of office expiring at the next annual general meeting of the Registrant which was held on June 10 2009 and all directors were re-elected at that meeting.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

At the June 26, 2008 directors meeting, Messrs. Leung CGA, Mitchell LLB, and Peterson, all independent directors, were appointed to the Registrant’s Audit Committee. The Board also appointed Messrs.  Milburn CA, Willoughby FCA and Anderson PhD.CEng to the Nominating and Corporate Governance Committee.  All Board committees are reviewed annually by the directors of the Registrant at the first meeting of the Board held after the Registrant’s annual general meeting.  At the June 10, 2009 directors meeting, the members of the committees were re-appointed for the ensuing year

The primary function of the Audit Committee is to review the financial statements of the Registrant before they are submitted to the board for approval. The Audit Committee is also available to assist the Board if required with matters relating to the appointment of the Registrant’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. The Registrant has no remuneration committee.

D.

Employees

At December 31, 2008, 2007 and 2006 the Registrant had one direct employee.

E.

Share Ownership

As of December 31, 2008 an aggregate of 2,675,000 Shares have been reserved for issuance pursuant to the following director, executive officer and service provider stock options: At the annual general meeting held June 25, 2007, the shareholders passed a resolution increasing the number of reserved shares under the Plan to 6,700,000.

(a) Incentive Options

	Number of	Exercise Price	Date of Grant	Expiry Date
Option holder	Shares	per Share(1)	(m/d/y)	(m/d/y)
Donald Willoughby FCA, CFP	225,000	$0.20	5/16/2008	05/16/2013
John Lepinski	350,000	$0.20	5/16/2008	05/16/2013
Edward Leung	200,000	$0.20	5/16/2008	05/16/2013
Charles Mitchell	200,000	$0.20	5/16,2008	05/16/2013
Dr. Corby G. Anderson CEng FIChemE	200,000	$0.20	5/16/2008	05/16/2013
Dr. Corby G. Anderson CEng FIChemE	1,000,000	$0.25	7/20/2007	07/20/2010
Robert Peterson	200,000	$0.25	8/15/2007	08/15/2010
Dennis Milburn	200,000	$0.20	5/16/2008	05/16/2013
Marilyn Young	100,000	$0.20	5/16/2008	05/16/2013
Notes:

(1.)

As of May 31, 2009 no options were exercised.

Securities Held By Insiders

As at May 1, 2009 the directors and officers of the Registrant and their affiliate companies held as a group, directly and indirectly, own or control an aggregate of 20,389,877 common shares (25.2%) and hold 2,575,000 options .

Material Terms of theRegistrant’s Stock Option Plan (The “Plan”)

Eligible Optionees

Under the policies of TSX V, to be eligible for the issuance of a stock option under the  Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to the Registrant at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant.  If the option is granted to a company, that company must provide the TSX V with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the TSX V.

Material Terms of the Plan

The following is a summary of the material terms of the  Plan:

(a)

all options granted under the  Plan are non-assignable and non-transferable and for a period of up to 10 years;

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

(d)

the minimum exercise price of an option granted under the  Plan must not be less than the closing price for the Registrant’s common shares as traded on the TSX V on the last trading day before the date that the option is granted less allowable discounts as permitted by the TSX V of up to 25%; and

(e)

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

Disinterested Shareholder Approval

If options are granted by the Registrant under the  Plan, which trigger the requirement for disinterested shareholder approval (“DSA Options”), the DSA Options need to be presented to shareholders of the Registrant for approval at an  annual general or special meeting of the Registrant.  No DSA Options can be exercised by the Optionee until disinterested shareholder approval has been obtained.

“Disinterested shareholder approval” means the approval by a majority of the votes cast by all shareholders of the Registrant at the shareholders’ meeting excluding votes attached to listed shares beneficially owned by "Insiders" of the Registrant (generally officers and directors) to whom the DSA Options have been granted under the  Plan and Associates of those Insiders.

At the June 25, 2007 annual general meeting shareholders approved a resolution increasing the number of shares in the Registrant’s fixed share option plan to 6,700,000. The amendment to the Registrant’s fixed share option plan had been previously approved by the TSX Venture Exchange.

ITEM  7

MAJOR  SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the extent that the following information is known to the Registrant or can be ascertained from public filings, the following shareholders beneficially own more than 5 % of the Registrant’s voting securities:

John Lepinski 19,924,877   24.6%

Ralph Berezan 15,533,410  19.2%

Lisa Lepinski 7,827,523   9.6%

Brent Lepinski 6,094,363 7.5%

Tara Hamaoka 4,158,117 5.1%

The Registrant’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and the Registrant does not have knowledge or access to information about of the beneficial owners thereof.  To the best of its knowledge, the Registrant is not directly or indirectly owned or controlled by a corporation or foreign government.  As of December 31, 2008, the Registrant had unlimited authorized common shares without par value of which 80,892,537 (May 31, 2009: 80,892,537)

The Registrant’s major shareholders do not have  voting rights different from other holders of the Registrant’s common shares.

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

As of April 30, 2009 there were 57 registered shareholders of record holding a total of  80,892,537 common shares of the Registrant.  To the best of the Registrant’s knowledge there were 41 registered shareholders of record with registered addresses in Canada, 10 shareholders of record with registered addresses in the United States and 6 shareholders of record with registered addresses in other countries holding approximately 80,653,990 (99.7%)- 235,422 (0.29%) and 3,125 (0.01%) of the outstanding common shares, respectively.  Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect the Registrant or its predecessors during the year ended December 31, 2008, except on December 9, 2002, the Registrant held a Special Meeting whereby the shareholders approved an ordinary resolution of disinterested shareholders authorizing the directors to conclude a proposed agreement between the Registrant and Robak Industries Ltd., a holding company of director John Lepinski to acquire the Getty South property (as to 50%) and 100 % of the Southwest and Central mineral claims (each subject to a 1.5% NSR) for a total of 12.0 million (pre-reversed-split) fully paid common shares.   The transaction received TSX V approval on March 7, 2003 and details of the transaction can be reviewed in the management proxy circular prepared for the December 9, 2002 meeting which is publicly accessible at www.sedar.com.

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

FINANCIAL INFORMATION

A.

Financial Statements and Other Financial Information

The Registrant’s annual audited financial statements for fiscal years ended December 31, 2008 , 2007 and 2006 can be found under Item 17 of this annual report on Form 20-F.

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

THE OFFER AND LISTING

A.

Offer and Listing Details

The following information provides the price history of the Registrant’s common shares that are listed on the TSX V

	High	Low		High	Low
	($)	($)		($)	($)
Annual			By Quarter
Fiscal Year 2008	0.16	0.015	Fiscal 2007
Fiscal Year 2007	0.40	0.075
Fiscal Year 2006	0.145	0.085	First Quarter	0.13	0.085
Fiscal Year 2005	0.19	0.07	Second Quarter	0.40	0.11
Fiscal Year 2004	0.80	0.16	Third Quarter	0.385	0.14
			Fourth Quarter	0.15	0.075

Monthly			Fiscal 2008
			First Quarter	0.105	0.075
January, 2009	0.03	0.02	Second Quarter	0.175	0.07
February, 2009	0.025	0.02	Third Quarter	0.16	0.06
March, 2009	0.035	0.02	Fourth Quarter	0.055	0.015
April, 2009	0.03	0.015
May, 2009	0.045	0.025	Fiscal 2008
			First Quarter	0.035	0.015

B.

Plan of Distribution

Not applicable.

C.

Markets

The shares of the Registrant have traded in Canada on the TSX V, formally Canadian Venture Exchange (“CDNX” successor Exchange to the Vancouver Stock Exchange) commencing June 9, 1993, (symbol-GTY) and since December 6, 1996 on the Toronto Stock Exchange (“TSE”).  On August 1, 2000 the Registrant’s common shares were suspended from trading on the TSE due to the Registrant’s level of business activity and the amount of its exploration expenditures.  The Registrant  delisted from the Toronto Stock Exchange and currently only trades on the TSX V.  The Registrant’s securities are not being offered or listed on any other stock exchange or regulated market other than the TSX V.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM  10 ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

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

C.

Material Contracts

(a)

The Registrant’s material contracts are as follows:

1.

Subscription Agreement, January 2008 Private Placement $1,000,000; On January 10, 2008, the Company closed a non-brokered  private placement for 10,000,000 shares at $0.10 per share, for proceeds of $1,000,000.  The TSX Venture Exchange accepted this private placement on January 10, 2008.  All Securities issued were subject to a four-month hold period expiring on May 11, 2008.

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

THIS SUMMARY WAS NOT WRITTEN AND IS NOT INTENDED TO BE USED, AND CANNOT BE USED, BY ANY PERSON FOR THE AVOIDANCE OF ANY PENALTIES WITH RESPECT TO TAXES THAT MAY BE IMPOSED ON SUCH PERSON.  EACH U.S. HOLDER AND PROSPECTIVE HOLDER OF COMMON SHARES OF THE REGISTRANT SHOULD CONSULT ITS OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSIDERATIONS RELEVANT TO SUCH U.S. HOLDER AND ITS PARTICULAR CIRCUMSTANCES.

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

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The Registrant appears to have been a PFIC for the fiscal year ended December 31, 2008 and at least certain prior fiscal years.  In addition, the Registrant expects to qualify as a PFIC for the fiscal years ending December 31, 2009 and may also qualify as a PFIC in future fiscal years.  Each U.S. Holder of the Registrant is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Registrant is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Internal Revenue Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Registrant (“United States Shareholder”), the Registrant could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Registrant which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Registrant attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to certain 10% United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.  The Registrant does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Registrant will not be considered a CFC for the current or any future taxable year.

Information Reporting and Backup Witholding

In general unless a \U.S. Holder belongs to a category of certain exempt recipients (such as corporations), information reporting requirements will apply to distributions as well as proceeds of sales of the Registrant’s common shares that are effected through the U.S. office of a broker or the non-U.S. office of a broker that has certain connections with the United States.  Backup withholdings may apply to these payments, if a |U.S.  Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income, or in certain circumstances, fails to comply with applicable certification requirements.  Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax, provided the U.S. holder furnishes the required information to IRS in a timely manner.

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

ITEM  11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)

Transaction Risk and currency Risk Management

The Registrant’s operations do not employ financial instruments or derivatives which are market sensitive and the Registrant does not have financial market risks that it deems to be material.  Because the Registrant determined that had no material market risks for the preceding  fiscal year 2007, no such summarized market risk information is provided herein.

(b)

Exchange Rate Sensitivity

The Registrant’s operations are in Canada and hence it is not significantly affected by exchange rate risk. Its liabilities are all denominated in Canadian dollars.

(c)

Interest Rate Risk and Equity Price Risk

The Registrant is equity financed. The only debt subject to interest rate change risks is the Mortgage on the site office building and core warehouse at Logan Lake, British Columbia. The mortgage is with the vendor ($87,084.99@ 7.5%) at May 1, 2009.

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

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T  CONTROLS AND PROCEDURES

a)

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Securities Exchange Act of 1934 (the “Exchange Act”), the Registrant carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2008, being the date of the Registrant’s most recently completed fiscal year.  This evaluation was carried out under the supervision and with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures were not effective in timely in ensuring that information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.

In September, 2008, the Registrant’s management discovered that it failed to provide its annual report on the Registrant’s internal control over financial reporting as of the end of December 31, 2007 within its Form 20-F annual report for fiscal year ended December 31, 2007 filed on July 15, 2008.  To rectify this discrepancy, management performed an evaluation of the effectiveness of the Registrant’s internal control over financial reporting as of the end of fiscal year ended December 31, 2007.  Based on such evaluation, management concluded that, as of the end of fiscal year ended December 31, 2007, the Registrant’s internal control over financial reporting was effective.  Accordingly, the Registrant filed on December 23, 2008 an amended Form 20-F annual report for fiscal year ended December 31, 2007 that included management’s annual report on internal control over financial reporting as of December 31, 2007.

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

Management has evaluated, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness, as of the end of the fiscal year ended December 31, 2008, of the Registrant’s internal control over financial reporting. Based on that evaluation, management concluded that, as of the end of the period covered by this Annual Report, the Registrant’s internal control over financial reporting is effective.

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

ITEM  16 [RESERVED]

ITEM 16A  AUDIT COMMITTEE FINANCIAL EXPERT.

The Registrants’s Board of Directors has determined that Edward Leung is an audit committee financial expert serving on the Registrant’s Audit Committee.  Mr. Leung is “independent” as defined under Sections 803A (2) and B(2) of the NYSE Alternext US Company Guide.

ITEM 16B  CODE OF ETHICS

The Registrant has adopted a Charter outlining its code of ethics that applies to the Registrant’s principal executive officer, principal finance officer, principal accounting officer or controller, or persons performing similar functions.  A copy of the Registrant’s Charter outlining its code of ethics is available to any person, without charge, upon request made to the Comptroller of the Registrant at the following address: 1000 Austin Avenue, Coquitlam, British Columbia, Canada, V3K 3P1.

ITEM 16C  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for professional services rendered by the Registrant’s independent auditor De Visser Gray LLP Chartered Accountants, for the years ended December 31, 2008 and December 31, 2007 for audit services are as follows:

	2008	2007
Audit Fees	$18,500	$17,500
Audit-Related Fees	NIL	NIL
Tax Fees	NIL	NIL
All Other Fees	NIL	NIL
Total	$18,500	$17,500

Before the Registrant’s independent auditor is engaged to render any services, the engagement is approved by the Registrant’s audit committee.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G CORPORATE GOVERNACE

Since the Registrant’s securities are not listed on a U.S. national securities exchange, it provides no summary herein of any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under the listing standards of any such exchange.

PART III

ITEM 17 FINANCIAL STATEMENTS

THE FOLLOWING ATTACHED FINANCIAL STATEMENTS ARE INCORPORATED HEREIN:

(1)

Auditors’ Reports on the balance sheets as at December 31, 2008, and 2007, and the statements of operations and deficit, and changes in cash flows for each of the three years ended December 31, 2008, 2007 and 2006;

(2)

Balance sheets as at December 31, 2008, and 2007;

(3)

Statements of operations and deficit for each of the three years ended December 31, 2008, 2007 and 2006;

(4)

Statements of changes in cash flows for the periods referred to in (3) above;

(5)

Statements of mineral property interests for the periods referred to in (2) above;

(6)

Notes to the financial statements;

GETTY COPPER INC

FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2008

(stated in Canadian dollars)

Contact:   1000 Austin Avenue

Coquitlam, British Columbia

Canada   V3K 3P1

Tel:   604-931-3231

D E  V I S S E R  G R A Y  L L P

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Getty Copper Inc.

We have audited the balance sheets of Getty Copper Inc. as at December 31, 2008 and 2007 and the statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three year period ended December 31, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 27, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements.  Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated April 27, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 27, 2009

GETTY COPPER INC.

BALANCE SHEETS

 (stated in Canadian dollars)

ASSETS	Dec. 31, 2008	Dec. 31, 2007
Current
Cash and cash equivalents	$716,313	$755,929
Accounts receivable	2,212	5,302
Prepaid expenses	25,203	2,651
	743,728	763,882
Mineral rights (note 5)	4,352,263	3,987,132
Property, building and equipment (note 6)	140,536	147,664
	$5,236,527	$4,898,678
LIABILITIES
Current
Accounts payable and accrued liabilities	$382,441	$701,443
Current portion of mortgage payable (note 7)	2,653	2,465
	385,094	703,908
Mortgage payable (note 7)	85,514	88,166
	470,608	792,074

SHAREHOLDERS’ EQUITY
Share capital (note 9)	21,409,542	19,924,370
Subscriptions received (note 9)	-	620,000
Contributed surplus (note 10)	1,043,787	952,920
Deficit	(17,687,410)	(17,390,686)
	4,765,919	4,106,604
	$5,236,527	$4,898,678

Continuance of operations (note 2)

Commitments and contingencies (note 13)

Subsequent events (note 16)

Approved by the Directors

“Donald R. Willoughby”,

“Corby Anderson”,

See accompanying notes to Financial Statements

GETTY COPPER INC.

STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

 (stated in Canadian dollars)

Year Ending December 31,	2008	2007	2006

Revenue
Rent	$2,243	$2,264	$3,957

Expenses
Amortization	1,369	1,826	2,245
Bank charges & interest	70	108	205
Filing fees	14,657	11,594	16,265
Interest - long term	6,612	6,786	336,949
Insurance	2,618	2,520	2,207
Management fees	30,000	30,000	30,000
Marketing & promotion	2,463	29,429	7,396
Office & miscellaneous	9,079	25,154	18,450
Professional fees	80,424	1,046,961	990,667
Property tax	5,401	5,442	4,734
Rent	11,790	9,190	6,000
Stock option compensation	90,867	95,457	-
Telephone	8,096	8,159	7,093
Transfer fees	6,990	8,535	5,561
Travel	9,434	16,448	21,714
Wages & benefits	35,715	35,477	34,485

Interest	(16,618)	(10,138)	(13,104)

	298,967	1,322,948	1,140,867

Loss before other item	(296,724)	(1,320,684)	(1,136,910)

Legal settlements (note 13)	-	(896,319)	-
Net loss and comprehensive loss	(296,724)	(2,217,003)	(1,136,910)

Deficit, beginning	(17,390,686)	(15,173,683)	(14,036,773)

Deficit, ending	(17,687,410)	(17,390,686)	(15,173,683)
Loss per share	$(0.004)	$(0.04)	$(0.03)
Weighted-average number of common shares outstanding	78,901,928	62,285,360	43,407,424

See accompanying notes to Financial Statements

GETTY COPPER INC.

STATEMENTS OF CASH FLOWS

 (stated in Canadian dollars)

Year Ending December 31,	2008	2007	2006

Cash flows used in operating activities
Net loss for the year	$(296,724)	$(2,217,003)	$(1,136,910)
Add: Items not involving cash
Amortization – administration	1,369	1,826	2,245
Shares for debt legal settlement	-	493,750	-
Stock option compensation	90,867	95,456	-

Net change in non-cash working capital balances
Decrease (increase) in accounts receivable	3,090	9,510	19,989
Decrease (increase) in prepaid expenses	(22,552)	26,120	(3,072)
Increase (decrease) in accounts payable	(616,535)	91,377	100,407

	(840,485)	(1,498,964)	(1,017,341)

Cash flows from financing activities
Mortgage principal repayments	(2,464)	(2,290)	(2,127)
Private placements, net of issue costs	377,127	1,272,061	1,580,791
Cash received from subscriptions (note 9)	-	620,000	-
Warrants exercised	488,045	22,163	-
Stock incentive options exercised	-	118,750	-

	(57862,708)	(572,030,684)	1,578,664

Cash flows used in investing activities
Acquisition of equipment	-	(891)	(1,493)
Exploration costs	(61,839)	(272,955)	(217,849)
	(61,839)	(273,846)	(219,342)

Net increase (decrease) in cash	(39,616)	257,874	341,981

Cash and cash equivalents
Beginning of year	755,929	498,055	156,074

Cash and cash equivalents
End of year	$716,313	$755,929	$498,055

Supplemental disclosure:

Cash used in operating activities includes:
Interest paid	$6,612	$6,786	$6,949
Interest received	$16,618	$10,138	$13,104

See accompanying notes to Financial Statements

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

1.

Nature of Business

Getty Copper Inc. was incorporated under the Canada Business Corporations Act in September 1987, and its common shares are listed for trading on the TSX Venture Exchange.  Subsequent to incorporation, the Company has gone through a number of name changes and in March 2003 its name was changed to Getty Copper Inc.  The Company is in the business of mineral exploration and mine development in the Highland Valley area of British Columbia.

2.

General information and continuing operations

These financial statements have been prepared on the assumption that the Company will continue to realize its assets and meet its liabilities in the normal course of business as a ‘going concern’. The Company has incurred losses since inception, has no source of operating revenue and at December 31, 2008 has net working capital of $358,634. The Company has been and remains dependent on its capacity to raise funds via equity issuances, under terms that are consistent with the best interests of shareholders, in order to finance its operations.  The statements contain no provisions for adjustments which may become necessary if the Company becomes unable to continue on a ‘going concern’ basis.

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

YEAR ENDING DECEMBER 31, 2008

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

e)

Stock option plan

The Company records compensation expense under the fair value method when stock or stock options are issued to employees in accordance with any vesting terms.

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

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

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

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

4.

Adoption of new accounting policies

a)

Capital Disclosures

On January 1, 2008, the Company adopted Handbook Section 1535 “Capital Disclosures”.  This section requires the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance.  The company has included disclosures recommended by the new Handbook section in Note 10 to these audited annual financial statements.

b)

Financial Instruments:

On January 1, 2008, the Company adopted Handbook Section 3862 and 3863 which replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  The Company has included disclosures recommended by the new Handbook section in Note 11 to these audited annual financial statements.

5.

Mineral rights

The Getty mineral claims are contiguous and are located within the Kamloops Mining District of Highland Valley, British Columbia, covering an area of approximately 200 square kilometres.  Building and equipment amortization included in exploration costs during the year ending December 31, 2008 amounted to $5,759 (2007 - $6,290).

During the year ending December 31, 2008, the Company incurred $365,131 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total Exploration
	Northwest	Central	North	50% interest	Southwest	& Development

Assay	$-	$-	$-	$548	$-	$548
Pre-feasibility study	-	-	134,090	132,056	-	266,146
Geology	-	-	11,221	31,244	-	42,465
Other	4,832	35	22,026	28,509	570	55,972
Total exploration & development costs	$4,832	$35	$167,337	$192,357	$570	$365,131

During the year ending December 31, 2007, the Company incurred $110,977 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total Exploration
	Northwest	Central	North	50% interest	Southwest	& Development

Assay	$-	$-	$270	$50	$-	$320
Pre-feasibility study	-	-	29,859	29,859	-	59,718
Geology	-	-	36,542	50,552	-	87,094
Metallurgy	-	-	(75,503)	3,103	-	(72,400)
Other	9,150	64	9,999	14,809	2,223	36,245
Total exploration & development costs	$9,150	$64	$1,167	$98,373	$2,223	$110,977

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

5.

Mineral rights - continued

As at December 31, 2008, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total Exploration
	Northwest	Central	North	50% interest	Southwest	& Development
Assay	$35,746	$1,143	$507,075	$66,707	$13,971	$624,642
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Pre-feasibility study	-	-	325,659	166,915	-	492,574
Geology	791,243	37,303	1,796,098	334,310	157,304	3,116,258
Metallurgy	525	-	972,074	14,514	-	987,113
Other	752,970	17,187	921,295	171,051	133,764	1,996,267
Total exploration & development costs	$1,767,930	$57,540	$8,758,308	$1,210,860	$391,998	$12,186,636
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	$1,801,140	$169,386	$9,110,705	$2,279,994	$505,881	$13,867,106
Less: Provision for impairment of deferred costs						(9,514,843)
						$4,352,263

As at December 31, 2007, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total Exploration
	Northwest	Central	North	50% interest	Southwest	& Development
Assay	$35,746	$1,143	$507,075	$66,159	$13,971	$624,094
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Pre-feasibility study	-	-	191,569	34,859	-	226,428
Geology	791,243	37,303	1,784,877	303,066	157,304	3,073,793
Metallurgy	525	-	972,074	14,514	-	987,113
Other	748,138	17,152	899,269	142,542	133,194	1,940,295
Total exploration & development costs	$1,763,098	$57,505	$8,590,971	$1,018,503	$391,428	$11,821,505
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	$1,796,308	$169,351	$8,943,368	$2,087,637	$505,311	$13,501,975
Less: Provision for impairment of deferred costs						(9,514,843)
						$3,987,132

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

5.

Mineral rights - continued

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak Industries Ltd. (“Robak”), a private company controlled by the Company’s then-president, under certain terms which were not met.  On November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral rights from Robak in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000.  The Company also agreed, at its sole discretion, to pay 100% of the costs to place the Getty South mineral rights into production, and granted a 1-1/2% net smelter royalty in favour of Robak.

In 2004, the Board of Directors considered acquiring the remaining 50% of Getty South from Robak.  The board commissioned a valuation of the Robak interest from the same party that carried out the 2002 valuation.  The valuator presented information about his 2002 report that caused the board to re-examine the 2002 transaction.  An independent committee comprised of all directors, except the Company’s then-president, initiated a thorough review of the historical geological data for the Getty South Property.  To date, the board has received nothing that would suggest that the Getty South acquisition should be rescinded.  Refer to note 10.

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

All Getty mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak.

6.

Property, building and equipment

	December 31, 2008			December 31, 2007
		Accumulated
	Cost	Amortization	Net	Net

Automotive equipment	$29,318	$28,940	$378	$540
Computer equipment	97,654	96,672	982	1,786
Computer software	74,359	74,359	-	-
Office equipment	54,407	48,880	5,527	6,909
Portable buildings	12,112	12,112	-	142
Building	178,124	66,797	111,327	115,965
Land	22,322	-	22,322	22,322
	468,296	327,760	140,536	147,664

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

7.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2012.

Principal repayments required are as follows:

2009	$2,653
2010	2,855
2011	3,074
2012	3,309
2013	76,276

8.

Income taxes

Significant components of the Company's future income tax assets are as follows:

	Dec. 31, 2008		Dec. 31, 2007
Tax value of mineral rights in excess of book value	$660,938		$712,613
Tax value of capital assets in excess of book value	94,745		99,864
Net operating loss carryforwards	903,977		1,523,581
	1,659,660		2,336,058
Valuation allowance	(1,659,660)		(2,336,058)
Net future income tax assets	$-	$	-)

The Company has determined that realization is not more likely than not and therefore a valuation allowance against all future income tax assets has been recorded.

A reconciliation between the Company's statutory and effective tax rates is as follows:

	Dec. 31, 2008	Dec. 31, 2007

Statutory rate	31%	37%
Tax rate change	(1)	(3)
Unrecognized benefit of current year's losses	(30)	(34)
Effective rate of tax recovery	-	-

At December 31, 2008, the Company has approximately $5,249,524 of loss carry forwards which may be available to reduce taxable income in future years.  These losses expire as follows:

2009	228,000
2010	289,000
2014	562,000
2025	621,000
2026	1,132,000
2027	2,120,800
2028	$5,249,524

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

9.

Share capital

a)	Issued:

b)	Issued:	Shares	Amount

	Balance, December 31, 2006	49,078,657	$18,014,384

	Shares issued by private placement	13,000,000	1,300,000
	Shares for debt	4,937,500	493,750
	Warrants exercised	147,750	22,163
	Stock incentive options exercised	475,000	118,750
	Fair value of options exercised		3,262
	Shares issue costs	-	(27,939)
	Balance, December 31, 2007	67,638,907	$19,924,370

	Shares issued by private placement	10,000,000	1,000,000
	Warrants exercised	3,253,630	488,045
	Share issue costs		(2,873)
	Balance December 31, 2008	80,892,537	$21,409,542

In January 2008, The Company closed a non-brokered private placement for 10,000,000 shares at $0.10 per share, for proceeds of $1,000,000.  Of this aggregate amount a total of $620,000 had been received during 2007.

On May 7, 2007 the TSX Venture Exchange accepted the Company’s non-brokered private placement of 13,000,000 units for gross proceeds of $1,300,000.  Each unit, priced at $0.10, is comprised of one common share and one-half of one purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.15 for a period of 12 months.

On May 1, 2007, the Company issued 4,937,500 shares at a value of $0.10 per share to settle outstanding debt for $493,750. The subject debt, with a private holding company controlled by a director of the Company, arose when the Company agreed to acquire 175,000 common shares of Genco Resources Ltd., a Canadian public company, from the holding company to be applied as consideration for a negotiated settlement in litigation involving a former director. Refer also to notes 13 and 14.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

9.

Share capital – continued

Share purchase warrants - continuity
		Number of				Number of
Expiry Date	Exercise	Warrants	Issued	Exercised	Expired	Warrants
	Price	Dec. 31, 2007				Dec. 31, 2008
January 16, 2008	0.15	2,375,000	-	-	2,375,000	-
July 7, 2008	0.15	4,977,250	-	3,253,630	1,723,620	-
*May 7, 2008	0.15	6,500,000	-	-	6,500,000	-
		13,852,250		3,253,630	10,598,620	-

Weighted average exercise price		0.15				-
Weighted average remaining life (years)		0.35

Share purchase options – continuity
		Number of				Number of
Expiry Date	Exercise	Options	Issued	Exercised	Expired	Options
	Price	Dec 31, 2007				Dec. 31, 2008
April 14, 2008*	0.25	2,675,000	-	-	- 2,675,000	-
July 20, 2010	0.25	1,000,000	-	-	-	1,000,000
August 15, 2010	0.25	200,000				200,000
May 16, 2013	0.20		1,475,000	-	-	1,475,000
		3,875,000	1,475,000	-	- 2,675,000	2,675,000

Weighted average exercise price		0.25				0.22
Weighted average remaining life (years)		1.20				3.39

At the Company’s 2007 Annual General Meeting, the shareholders approved an amendment to the Incentive Stock Option Plan to allow the issuance of up to a maximum 6,700,000 incentive stock options. As of February 28, 2009, 3,550,000 Incentive Stock Options were available for issuance.  In May 2008, the Company’s board of directors approved the issuance of an additional 400,000 incentive stock options to be distributed evenly to the Company’s directors and controller, once the pre-feasibility study is completed and the results are made public.  The exercise price will be determined at that time.

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

Based upon the Black-Scholes option valuation model, with a risk free market rate of 2.95% and a volatility of 172%, the estimated compensation cost related to the options granted is approximately $90,867 which was recognized during this period.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

10.

Contributed surplus

The continuity of contributed surplus is as follows:

	2008	2007

Balance, beginning of year	952,920	860,726)
Stock-based compensation	90,867	95,456)
Fair value of options exercised	-	(3,262)
Balance, end of year	1,043,787	952,920)

11.

Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support acquisition, exploration and development of mineral properties.  The Board of Directors do not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital to include its working capital position and capital stock, warrant, and option components of its shareholders equity.

The Company manages its capital structure in a manner that provides sufficient funding for mine development and operational activities.  Funds are primarily secured through a combination of equity capital raised by way of issuing equity instruments and external debt.  In order to maintain or adjust the capital structure, the Company may attempt to raise additional financing through the issuance of new equity instruments, the exercise of outstanding common share purchase warrants and stock options.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2008.  The Company is not subject to externally imposed capital requirements.

12.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a)

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

Financial instruments that are potentially subject to credit risk are accounts receivables from unrelated parties.  While economic factors can affect credit risk, the Company manages risk by providing credit terms on a case by case basis.

Customers are primarily quasi-governmental agencies.  As a result, the Company has not experienced any instances of non-payment.

The Company also invests in temporary investments of Guaranteed Investment Certificates.  Historically, these types of investments have been AAA rated, so the Company does not anticipate any risk related to default on these investments by the issuer.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

12.

Financial risk factors - continued

b)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages its liquidity by ensuring there is sufficient capital to meet short and long-term business requirements, after taking into account cash flows from the operations and the Company’s holdings of cash, cash equivalents.  The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements.  Future requirements are met through a combination of committed credit facilities to access to capital markets.  At December 31, 2008, the Company had $716,313 of cash and cash equivalents.

c)

Interest Rate Risk:

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.  Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The Company’s most significant interest rate risk arises from its investments in Guaranteed Investment Certificates.  However the maturity of these instruments is generally less than ninety days, thereby mitigating the exposure to the impact of changing interest rates.

13.

Commitments and contingencies

In 2007 the Company incurred significant legal fees as a result of events related to the review of the 2002 Mineral Property Interest Sales Agreement and the various lawsuits to which it is a party, as described below:

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

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

13.

Commitments and contingencies - continued

•

On July 7, 2006, the Company was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs (Aarvold et. al.) alleging, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated.

In May 2008, the Aarvold et. al. plaintiffs and Getty Copper Inc. concluded a settlement of the action in which both the plaintiffs' claims   and the defendants' counterclaim have been dismissed without costs to any party. No settlement payments were transferred or received by either party.

14.

Related party transactions

In addition to transactions described elsewhere in these financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006

Accounts payable	$6,150	$60,861	$31,348

Exploration and development costs incurred	$32,381	$12,885	-

Expenses:
Management fees	$30,000	$30,000	$30,000
Professional fees	$17,976	$174,498	$194,870
Rent	$6,000	$6,000	$6,000
Travel	$1,110	$-	$-

These transactions are in the normal course of operations and are measured at fair value as determined by management.

As further described in note 9, during 2007 the Company acquired common shares from a private company controlled by a director and subsequently distributed these shares in settlement of certain legal actions. As the acquisition of these shares was based upon and occurred concurrent with their disposal, the Company has recorded no gain or loss in respect to this disposition.

The Company is currently reviewing a claim for indemnity from a director with respect to legal fees and disbursements incurred by him for acting in litigation matters in his capacity as a director. Upon completion of the review the board of directors of the Company, excluding the affected director, will make a determination as to the amount of reimbursement for such expenses to be borne by the Company.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

15.

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

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

15.

United States accounting principles - continued

Statements of Operations and Deficit	Year Ended December 31,
	2008	2007	2006

Net loss under Canadian GAAP	$(296,724)	$(2,217,003)	$(1,136,910)
Effect of exploration costs	(365,131)	(110,977)	(367,916)
Net loss under US GAAP	(661,855)	(2,327,980)	(1,504,826)
Deficit, beginning of year under US GAAP	(25,142,750)	(22,814,770)	(21,309,944)
Deficit, end of year under US GAAP	$(25,804,605)	$(25,142,750)	(22,814,770)
Loss per share under US GAAP	$(0.009)	$(0.038)	$(0.035)

Balance Sheets
	Canadian	US	US
December 31, 2008	GAAP	Adjustments	GAAP
Current assets	$743,728	$-	$743,728
Mineral rights	4,352,263	(4,352,263)	-
Property, building and equipment	140,536	-	140,536
	5,236,527	(4,352,263)	884,264
Current liabilities	$385,094	-	385,094
Other liabilities	85,514	-	85,514
Share capital	21,409,542	1,774,000	23,183,542
Share subscriptions	-	-	-
Contributed surplus	1,043,787	1,990,932	3,034,719
Deficit	(17,687,410)	(8,117,195)	(25,804,605)
	5,236,527	(4,352,263)	884,264

	Canadian	US	US
December 31, 2007	GAAP	Adjustments	GAAP
Current assets	$763,882	$-	$763,882
Mineral rights	3,987,132	(3,987,132)	-
Property, building and equipment	147,664	-	147,664
	4,898,678	(3,987,132)	911,546
Current liabilities	$703,908	-	703,908
Other liabilities	88,166	-	88,166
Share capital	19,924,370	1,774,000	21,698,370
Share subscriptions	620,000	-	620,000
Contributed surplus	952,920	1,990,932	2,943,852
Deficit	(17,390,686)	(7,752,064)	(25,142,750)
	4,898,678	(3,987,132)	911,546

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDING DECEMBER 31, 2008

 (stated in Canadian dollars)

15.

United States accounting principles - continued

Statements of Cash Flows
	2008	2007	2006
Canadian GAAP – Cash used in operating activities	$(840,485)	$(1,498,963)	$(1,017,341)
Exploration costs expensed under US GAAP	(61,839)	(272,955)	(217,849)
US GAAP – Cash used in operating activities	$(902,324)	$(1,771,918)	$(1,235,190)
Canadian GAAP – Cash used in investing activities	$(61,839)	$(273,846)	$(219,342)
Exploration costs expensed under US GAAP	61,839	272,955	217,849
US GAAP – Cash used in investing activities	-	(891)	$(1,493)

16.

Subsequent Events

Subsequent to year end the Company reached a settlement-in-principle with one of its directors to indemnify him for approximately 88% of his legal expenses incurred during 2004 to 2007 in the research and prosecution of legal actions directly related to lawsuits involving the Company. These lawsuits were in connection with a 2002 mineral property interest sale agreement and the actions of certain former directors in impugning the agreement. The settlement is premised on the fact that the director's legal actions were of benefit to the Company in the conduct of its own litigation in connection with the same matters. The settlement provides that the director will receive $650,000 by way of a secured promissory note for $600,000 payable January 2, 2012 and bearing interest at 6% plus $50,000 cash upon execution of a definitive agreement. The note can be accelerated in the event the Company completes a major financing or in certain customary events of default. The definitive settlement agreement will be subject to TSX Venture Exchange approval in the ordinary course.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2008

The following discussion and analysis of the results of operations and financial position of the Company for the year ending December 31, 2008 should be read in conjunction with the December 31, 2008 financial statements and the related notes which have been prepared in accordance with or reconciled to Canadian Generally Accepted Accounting Principles.  All dollar amounts in this Management Discussion and Analysis (“MD&A”) are stated in Canadian dollars.  The effective date of this report is February 28, 2009.

Forward Looking Statements

Except for historical information, this MD&A may contain forward-looking statements. These statements involve known risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements. The reader is cautioned not to place undue reliance on this forward-looking information.

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, the Company has been conducting exploration for copper on approximately 200 km2 in Highland Valley, British Columbia.  These properties adjoin the large porphyry copper mining and milling operations of Highland Valley Copper.

West Coast Environmental and Engineering (WCE) of Ventura and Nevada City, California, continues to work on a Preliminary Feasibility Study.  The focus is on a potential cathode copper and Molybdenum Trioxide production from the Getty North and Getty South oxide and sulphide resource zones. The new engineering study is intended to update the past work referred to above and includes possible development of both the copper and molybdenum oxide and sulphide resources.  The oxide and sulphide resources of the Getty North Deposit would potentially be open-pit mined in conjunction with the Getty South oxide and sulphide resources.

An update on the Preliminary Feasibility Study engineering report being carried out by WCE under the direction of Mr. Craig Parkinson P.Geo, the Qualified Person responsible for this study was announced in May 2008.  As the Getty North NI 43-101 compliant resource has been updated with molybdenum values, WCE  reports that the processing plan is proposed to be altered to effectively accommodate the molybdenum resource.  To facilitate effective recovery of the molybdenum resource, the option of dump and heap leaching of oxide ores has now been replaced by a flotation tailings leach system. This methodology is anticipated to allow maximum potential utilization of the updated Getty resources, and is analogous to other recent and successfully operating global hydrometallurgical production facilities.  Further, given the current global limited molybdenum roasting capacity, WCE is now investigating incremental added capacity in the hydrometallurgical pressure oxidation and metal recovery circuits for potential on-site custom processing of outside copper and molybdenum concentrates from other entities with available materials. In particular, the hydrometallurgical process plant now proposed for the Getty Project should allow treatment of much lower grade combined bulk copper and molybdenum concentrates, which could be a significant advantage over current molybdenum concentrate production and roasting practices.  However, at this time there can be no assurance that the proposed Preliminary Feasibility Study will indicate that the quality of the present resources will be upgraded to the status of reserves, or that the planned processes will be able to produce cathode copper material as proposed.  The above plans for producing copper concentrates and cathode copper may not be economically achievable even though the testing and planning to date indicate that the copper cathode could potentially be produced using the planned processes.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2008

The Company primarily has been exploring the Getty North and Getty South deposits. These deposits have copper mineral resource estimates that were received by the Company in August and June of 2007 respectively. In addition, the Getty North deposit has both copper and molybdenum mineral resource estimates that were received by the Company in February 2008.   These 2007 and 2008 technical reports meet the requirements of the CIM classifications referenced in National Instrument 43-101.

The 2007 Getty South technical report discloses an Inferred Resource of 28.16 million tonnes, having a grade of 0.47% copper at a cut off grade of 0.2% copper.

The 2007 Getty North technical report discloses indicated and inferred copper resources of oxide and sulphide zones at cut off grades of 0.2% and 0.3% copper. At a cut off grade of 0.2% copper, the Indicated Resource calculated was 32.106 million tonnes at a grade of 0.454% copper, and an Inferred Resource of 8.250 million tonnes at a grade of 0.355% copper. At a cut off grade of 0.3% copper, the Indicated Resource calculated was 30.730 million tonnes at a grade of 0.462% copper, and the Inferred Resource calculated was 3.983 million tonnes at a grade of 0.452% copper.  The 2008 Getty North technical report discloses the same indicated and inferred copper resources as the 2007 technical report.  In addition to the copper resources, the 2008 Getty North technical report discloses indicated molybdenum resources based on a cut-off grade of 0.2% copper. At a cut off grade of 0.2% copper, the molybdenum Indicated Resource calculated was 32.10 million tonnes at a grade of 0.015% molybdenum.   The Preliminary Feasibility Study is anticipated to update and disclose copper molybdenum resources, for both Getty North and Getty South

The Company’s other identified potential mineral zones, known as North Valley; Glossie; Getty West, Northwest, Southwest, and Central; are all in the early stage of exploration and there is insufficient data to establish whether any resources may exist.  The Company continues to seek additional properties worthy of exploration and development.

The price of copper has decreased in 2009 as a result of worldwide economic conditions.  ,  There is no way to predict future metal prices and therefore current prices may not reflect future prices and this may have a bearing on the time frame that would be required to place any mineral deposit that may be located on the property into commercial production.  The Company continues its efforts to move the properties into the development stage to take advantage of the current demand for copper.

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

Notwithstanding the distractions of the referred to litigation, the Company believes that the receipt of the three NI 43-101 compliant technical reports and the commissioning of the Preliminary-Feasibility  Study has significantly moved the Company forward toward its stated corporate mission of placing the Getty North and South Deposits into production.  In May 2008, the Aarvold et. al. plaintiffs and Getty Copper Inc. have concluded a settlement of the action in which both the plaintiffs' claims and the defendants' counterclaim have been dismissed without costs to any party. No settlement payments were transferred or received by either party.  This settlement serves to vindicate the Company’s steadfast position that the allegations raised in these and previously settled proceedings against the Company and its directors were completely unfounded.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2008

Result of Operations

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003. Consequently at the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.

Between January 1, 2008, and February 28, 2009 the Company has raised $1,000,000 by way of private placement financing.

On January 10, 2008, the Company completed a non-broker private placement for 10,000,000 shares at $0.10 per share for gross proceeds of $1,000,000.

During the first week of July 2008, 3,253,630 warrants were exercised at $0.15 each for 3,253,630 common shares raising $488,044.50.  These warrants were from a June 2006 private placement, the balance of the warrants expired July 8, 2008.  As of February 28, 2009, 80,892,537 shares were outstanding.

The Company’s working capital increased to $358,634 for the year ending December 31, 2008 from $59,974 at December 31, 2007, the increase of $298,660 is a result of funds raised through the issuance of stock, through private placement, exercising of warrants and Incentive Stock Options.

The Company’s total assets increased during the year ending December 31, 2008 to $5,236,527 an increase of $337,849 from December 31, 2007, due to funds raised through private placement and the exercising of warrants.   The Company’s liabilities decreased by $321,466. The decrease in liabilities is a result of a decrease in legal expenses, as many of these issues have been settled.   Exploration expenditures on the property are deferred, thus increasing the balance sheet value of the mineral rights.  The Company has no significant source of working capital other than funds raised through private placement, exercising of warrants and Incentive Stock Options.

The loss from operations for the year ending December 31, 2008 decreased by $1,920,279 over the loss reported at December 31, 2007.   General and administrative expenditures for the year ending December 31, 2008 decreased to  $298,967 compared to $1,322,948 at December 31, 2007.  The comparative decrease of $1,023,981 in administrative expenses between the year ending December 31, 2008 and 2007 can be attributed to a decrease in professional fees.   The predominant administration expense being the legal costs associated with the lawsuits outlined under Additional Disclosure.  The Company recognized $90,867 in stock option compensation during the year ending December 31, 2008.  See note 9 of the financial statements.  Also in June 2007, the Company incurred $896,319 in a legal settlement which includes $493,750 recognized in a share for debt settlement.  This debt arose by the Company acquiring marketable securities from a related party utilized in resolution of a lawsuit involving the claim of former director’s indemnification and related matters.  The Company has no source of income other than interest earned on funds held in term deposits.

Professional fees for the year ending December 31, 2008 $80,424 (2007 - $1,046,961) which include $41,554 (2007 - $1,011,218) for legal and court fees, $38,870 (2007 - $35,743) in accounting and audit fees.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2008

Selected Quarterly Information:

	December 31, 2008	December 31, 2007	December 31, 2006
Loss for the quarter	($115,159)	($181,725)	($343,977)
Loss for the year	($296,724)	($2,217,003)	($1,136,910)
Loss per share:	($0.004)	($0.04)	($0.03)
Assets	$5,236,527	$4,898,678	$4,572,683

Summary of Quarterly Results

	Dec. 31 2008	Sept. 30 2008	June 30 2008	March 31 2008	Dec. 31 2007	Sept. 30 2007	June 30 2007	March 31 2007
Revenue	2,243	$2,243	─	─	$ 2,264	$ 2,264	$ 2,264	$ 1,698
Loss before Other items	296,724	$181,565	$125,300	77,585	1,320,684	1,138,959	969,131	351,412
Net loss	296,724	$181,565	$125,300	77,585	2,217,003	2,035,278	1,863,186	351,412
Loss per share	$0.004	$0.002	$0.002	$ 0.001	$ 0.04	$ 0.03	$0.028	$0.007
Loss per share diluted	$0.004	$0.002	$0.002	$0.001	$0.04	$0.02	$0.02	$0.006

During the year ending December 31, 2008, the Company spent $365,131 in deferred costs as follows:
		Getty		Getty		Getty	Getty South		Getty	Total
		Northwest		Central		North	50% interest		Southwest	Exploration &
										Development
Assay	$		$		$		$548	$		$548
Pre-Feasibility study						134,090	132,056			266,146
Geology						11,221	31,244			42,465
Other		4,832		35		22,026	28,509		570	55,972
Total exploration &
development costs		$4,832		$35		$167,337	$192,357		$570	$365,131

During the year ending December 31, 2007, the Company spent $110,977 in deferred costs as follows:
		Getty		Getty	Getty	Getty South		Getty	Total
		Northwest		Central	North	50% interest		Southwest	Exploration &
									Development
Assay	$		$		$270	$50	$		$320
Pre-Feasibility study					29,859	29,859			59,718
Geology					36,542	50,552			87,094
Metallurgy					(75,503)	3,103			(72,400)
Other,		9,150		64	9,999	14,809		2,223	36,245
Total exploration &
development costs		$9,150		$64	$1,167	$98,373		$2,223	$110,977

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2008

Liquidity

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

As of February 28, 2009, 2,675,000 stock incentive options remain issued and 3,550,000 remain reserved for issuance under the Company’s stock option plan.

Financing Activities

On January 10, 2008, the Company completed a private placement for 10,000,000 common shares at $0.10 per share, for gross proceeds of $1,000,000.  Proceeds from the private placement will be used for continuing exploration on the Company’s mineral properties and for general working capital purposes.  All securities issued will be subject to a four-month hold period from the date of closing.

During the first week of July 2008, 3,253,630 warrants were exercised at $0.15 each for 3,253,630 common shares raising $488,044.50.  These warrants were from a June 2006 private placement, the balance of the warrants expired July 8, 2008.  As of February 28, 2009, 80,892,537 shares were outstanding.

As of February 28, 2009, if all the share purchase warrants and issued incentive stock options were exercised the number of shares outstanding would be 83,567,537.

Outlook

The Company continues its efforts to further develop its mineral properties.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties, the Company believes that it may be able to economically develop the mineral properties.  The ability to raise funds to develop its properties may be challenging in light of current metal prices and market conditions for financing junior exploration companies. However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. During the year ending December 31, 2008, funding was available to continue the exploration of the mineral properties, so future exploration development costs will not be written off until such time as the Company determines if it has economical recoverable resources or until exploration and development ceases and/or the mineral claims are abandoned.

The Company advises that the previous litigation it was involved in no longer impacts the levels of performance or achievements.   The Company also appreciates that other potential indemnification claims may arise from ongoing litigation.

The Company’s management remains committed to the development of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2008

Related Party Transactions

During the nine months ending December 31, 2008, Cinnamon Jang Willoughby, a professional accounting firm to which director and CFO Donald Willoughby is associated, billed the Company $17,976 (2007- $14,080) in accounting fees related to tax filings, quarterly report review and other professional accounting related matters, The Company reimbursed the professional accounting firm $Nil (2007– $55,418) for the director’s legal fees, time and disbursements for representing the Company in examinations of discovery and other matters related to law suits.    John Parks, Solicitor and former director and Corporate Secretary of the Company, billed the Company $Nil (2007- $105,000) for legal fees as general counsel.   For the year ending December 31, 2008, the Company paid $6,000 office rent to Deborah Resources Ltd. and $30,000 management fees to Freeway Properties Inc., and both companies are controlled by the Managing Director, John Lepinski.  The Company paid $32,380 (2007- $12,885) to Allihies Engineering Inc. for technical services, which is a company held by director and president Corby Anderson.

Outstanding share data

As of March 31, 2009, there were 80,892,537 common shares outstanding.

Changes in accounting policy

Accounting changes:

Effective October 1, 2007, the Company implemented the new CICA accounting section 1506 (Accounting Changes).  Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and more relevant information.  This section requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and requires enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  These recommendations also require the disclosure of new primary sources of generally accepted accounting principles that have been issued but not yet effective.

The impact that the adoption of this section will have on the Company’s financial statements will depend on the nature of future accounting changes and the required additional disclosure on recent accounting pronouncements.

Financial instruments:

Effective October 1, 2007, the Company implemented the new CICA accounting sections: 3862 (Financial Instruments – Disclosure), 3863 (Financial Instruments – Presentation), which replaced section 3861 Financial Instruments – Disclosures and Presentation.

These new standards revise and enhance the disclosure requirements, and carry forward, substantially unchanged, the presentation requirements.  Sections 3862 and 3863 emphasize the significance of financial instruments for the entity’s financial position and performance, the nature and extent of the risks arising from financial instruments, how these risks are managed.  The Company has included these required disclosures in Note 4 to the financial statements.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2008

Capital disclosures:

Effective October 1, 2007, the Company implemented the new CICA accounting section 1535 (Capital Disclosures).  Section 1535 specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.  The Company has included these disclosures in note 8 to the financial statements.

Future accounting changes:

International Financial Reporting Standards (“AFRS”):

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31,  2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Additional Disclosure

On April 25, 2006, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. As of March 31, 2009, this action remains unresolved.

On July 7, 2006, the Company was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs including Robert Gardner and Gordon Blankstein.  The action alleges, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated.  In May 2008, the Company and the Plaintiffs concluded a settlement of the action in which both the plaintiffs' claims and the defendants' counterclaim have been dismissed without costs to any party. No settlement payments were transferred or received by either party.  This settlement serves to vindicate the Company’s steadfast position that the allegations raised in these and previously settled proceedings against the Company and its directors were completely unfounded.

On July 19 2007, the Company announced the results of a NI 43-101 compliant technical report on the Getty South Deposit.

On August 23, 2007 the Company announced the results of a NI 43-101 compliant technical report of the Getty North Deposit.

On August 24, 2007 the Company announced it has commissioned a preliminary-feasibility engineering study from West Coast Environmental and Engineering on potential cathode copper production from the Getty North and Getty South oxide and sulphide copper resources.   The Company is awaiting a Preliminary Feasibility Study.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2008

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

Subsequent to year end the Company reached a settlement-in-principle with one of its directors to indemnify him for approximately 88% of his legal expenses incurred during  2004 to 2007 in the research and prosecution of legal actions directly related to lawsuits involving the Company. These lawsuits were in connection with a 2002 mineral property interest sale agreement and the actions of certain former directors in impugning the agreement. The settlement was premised on the fact that the director's legal actions were of benefit to the Company in the conduct of its own litigation in connection with the same matters. The settlement provides that the director will be entitled to receive $650,000 by way of a secured promissory note for $600,000 payable January 2, 2012 and bearing interest at 6% plus $50,000 cash upon execution of a definitive agreement. The note can be accelerated in the event the Company completes a major financing or in certain customary events of default. The definitive settlement agreement will be subject to TSX Venture Exchange approval in the ordinary course."

Summary and Outlook

The Company is a British Columbia company engaged in the business of mineral exploration in the Highland Valley of British Columbia. The Company does not have any properties that are in production or that contain a reserve.

Notwithstanding the distraction of the referred to litigation, the Company’s main focus is to concentrate on the Getty North and Getty South deposits.

Additional Information

Additional information relating to the company, its activities and operations is available on SEDAR at www.sedar.com.

ITEM 18 FINANCIAL STATEMENTS

In lieu of responding to this Item, the Registrant has elected to respond to Item 17 of this annual report on Form 20-F.

ITEM 19 EXHIBITS

Exhibit Number	Document Description	Date
1.1†	Certificate of Incorporation of Getty dated September 23, 1985.	June 1998
1.2†	Certificate of Change of Name dated November 12, 1992.	June 1998
1.3†	Bylaws of Getty dated September 23, 1985.	June 1998
4.16†	Management Agreement dated July 1, 1995, between Getty and Freeway Properties Inc.	June 1998
4.17†	Incentive Stock Option Agreements dated June 9, 1995, between Getty and various Optionees.	June 1998
4.25†	Escrow Agreement (BC) dated October 29, 1985 between Getty, Getty’s shareholders, and Yorkshire Trust Company of Canada.	June 1998
4.26†	Escrow Agreement (BC) dated June 1, 1993 between Getty, Robak Industries Ltd., Masco Capital Inc., and Montreal Trust Company of Canada.	June 1998
4.27†	KHA Resource Modeling Inc. Memo Report on Getty North dated December 18, 1997.	June 1998
4.28†	Consent of KHA Resource Modeling Inc. dated December 17, 1997.	June 1998
4.29†	Bill of Sale Absolute dated April 11, 1998 between Robak Industries Ltd. and Getty.	June 1998
4.30†	Escrow Release	June 1999
4.31†	Mineral Property Interest Sale Agreement November 8, 2002	July 2004

4.32†	Letter from Computershare, Escrow Release August 25, 2003	July 2004
4.33†	Highland Valley Copper – Memorandum of Understanding December 18, 2003	July 2004
4.34†	Flow Through Private Placement Agreement December 2003	July 2004
4.36†	June 2004 Private Placement $300,000	July 2004
4.37†	Private Placement Subscription Agreement May 2005	August 2005
16.04†	Private Placement Subscription Agreement January 2006	June 2006
18.03†	Private Placement Subscription Agreement May 2006	June 2007
18.04†	Private Placement Subscription Agreement May 2007	June 2007
12.1	Section 302 of the Sarbanes-Oxley Act CEO Certification	June 29, 2009
12.2	Section 302 of the Sarbanes-Oxley Act CFO Certification	June 29, 2009
13.1	Section 906 of the Sarbanes-Oxley Act CEO Certification	June 29, 2009
13.2	Section 906 of the Sarbanes-Oxley Act CEO Certification	June 29, 2009

† Previously filed.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GETTY COPPER INC.

Per:

“Corby G. Anderson”

Corby G. Anderson
President, CEO, COO

DATED: June 23, 2009

EXHIBIT 12.1

Section 302 of the Sarbanes-Oxley Act of 2002

CEO Certification

I, Corby G. Anderson, certify that:

1.

I have reviewed this annual report on Form 20-F of Getty Copper Inc. (the “Company”)

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

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

Date: June 29, 2009

/s/ “Corby G. Anderson”

Corby G. Anderson

President & Chief Executive Officer

EXHIBIT 12.2

Section 302 of the Sarbanes-Oxley Act of 2002

CFO Certification

I, Donald Willoughby, certify that:

1.

I have reviewed this annual report on Form 20-F of Getty Copper Inc. (the “Company”)

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

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

Date: June 29, 2009

/s/ “Donald Willoughby”

Donald Willoughby

Chief Financial Officer

EXHIBIT 13.1

Section 906 of the Sarbanes-Oxley Act of 2002

CEO Certification

In connection with the annual report of Getty Copper Inc. (the “Company”) on Form 20-F for the fiscal year ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Corby G. Anderson, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ “Corby G. Anderson”

Name: Corby G. Anderson

Title: President & Chief Executive Officer

June 29, 2009

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Form 20-F to which it relates, is not to be deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934 (whether made before or after the date of the Form 20-F), irrespective of any general incorporation language contained in such filing.

EXHIBIT 13.2

Section 906 of the Sarbanes-Oxley Act of 2002

CFO Certification

In connection with the annual report of Getty Copper Inc. (the “Company”) on Form 20-F for the fiscal year ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Donald Willoughby, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ “Donald Willoughby”

Name: Donald Willoughby

Title: Chief Financial Officer

June 29, 2009

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Form 20-F to which it relates, is not to be deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934 (whether made before or after the date of the Form 20-F), irrespective of any general incorporation language contained in such filing.