Form 20-F
period 2009-12-31
GETTY COPPER INC
filed 2010-06-24
CIK 1052204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

For the transition period from ________ to ________

Commission file number 000-29578

GETTY COPPER INC.
(Exact name of Registrant as specified in its charter)

_____________________________________
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

[   ] Yes  [ X ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[   ] Yes  [ X ] No

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

[ X ] Yes  [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[   ] Yes  [   ] No

This Interactive Data File requirement is not applicable to the Registrant. The Registrant is not a filer that prepares its financial statements in accordance with either generally accepted accounting principles as used in the United States or International Financial Reporting Standards as issued by the International Accounting Standards Board. This annual report on Form 20-F does not contain financial statements of the Registrant for a fiscal period that ends on or after June 15, 2011. See “Instructions as to Exhibits,” paragraph 101(a)(iii) of SEC Form 20-F.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated file?’ in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ]  Accelerated filer [   ]  Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[   ] U.S. GAAP
[   ] International Financial Reporting Standards as issued by the International Accounting Standards Board
[ X ] Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[ X ] Item 17  [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[   ] Yes  [ X ] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[   ] Yes  [   ] No

Glossary	In this Form 20-F, the following terms have the meanings set forth herein:

A.	Geological Terms

Ag	Used as the abbreviation for silver.
Assay	Quantitative test of minerals and ore by chemical and/or fire techniques.
Au	Aurum (Latin for gold) used as an abbreviation for gold.
Breccia	A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix.
Carbonate rock	A rock consisting chiefly of carbonate minerals, such as limestone or dolomite.
Clastic

Pertaining to a rock or sediment composed principally of broken fragments that are derived from pre-existing rocks or minerals and that have been transported some distance from their places of origin; also said of the texture of such a rock.

Cross-cut	An underground mine opening driven perpendicular to a body of mineralization.
Cu	Used as the abbreviation for copper
Currency	All currency amounts are stated in Canadian dollars unless otherwise indicated.
Gangue	The valueless rock or mineral aggregates in an ore.
Gossan	A rust coloured iron oxide deposit found in the upper parts of veins or forming a cap overlying sulphide mineralization. Results from the oxidation and removal of sulphur and other metals.
gpt (or g/t)	Grams per tonne.
Granodiorite	A group of coarse-grained plutonic rocks intermediate in composition containing quartz, plagioclase, and potassium feldspar, with biotite and hornblende.
Hydrothermal	The chemical and mineralogical changes in rock brought about by the addition or removal of
Alteration	materials by hydrothermal fluids (for example, silicification).
Igneous	Meaning a rock or mineral that solidified from molten or partly molten material.
Intrusive	A rock formed by the process of emplacement of magma in pre-existing rock.
Lillianite	A steel-gray lead-bismuth-sulfide mineral.
Lithology	The description of rocks on the basis of such characteristics as color, mineralogical composition, and grain size.
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

PFS

Means the Preliminary Feasibility Study of the Getty Property dated July, 2009 and as amended in May 2010, authored by West Coast Environmental and Engineering (WCE) of Ventura and Nevada City, California and filed at www.SEDAR.com

Pyrite	A very common iron sulphide mineral often associated with gold and other economic mineral deposits.
Robak	Robak Industries Ltd a company which is owned by the founder and director of the Registrant John Lepinski
Sulphide	Group of minerals consisting of metals combined with sulphur; common metallic ores. (or ”Sulfide”)
Tertiary	The period of geological time extending from 66 to 2 million years ago, which includes the Palaeogene and Neogene epochs.
TSX-V	TSX Venture exchange the stock exchange in Canada on which the Registrant’s shares are traded.
US (or United States)	Means the United States of America.

B.	Measurement

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
Hectares	2.471	= acres
Metres	3.281	= feet
Kilometres	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Tonnes	1.102	= tons (short) (2,000 lbs.)
Grams/tonne	0.029	= ounces (troy)/ton

FORWARD - LOOKING STATEMENTS

This annual report on Form 20F, includes certain statements that may be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. These statements relate to future events or our future financial performance. In some cases you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of those terms or other comparable terminology. Although the Registrant believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Registrant’s mineral exploration projects or of the Registrant's future performance. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this annual report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements. Other risk factors that could cause the Registrant's actual results and performance to differ materially from those in forward-looking statements include adverse market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and metal recovery rates and the fact that necessary capital may not be available to the Registrant on terms acceptable to it or at all. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Registrant to obtain government permitting can cause a delay or even abandonment of a mineral project. The Registrant is subject to the specific risks inherent in the mining business as well as general economic and business conditions.

Please see Item 3.D “Risk Factors” as contained in this annual report on Form 20-F for additional information on risks and uncertainties relating to the forward-looking statements.

This annual report on Form 20-F may include the terms "mineral resource," "indicated mineral resource" and "inferred mineral resource". Investors are advised that these terms are defined in and required to be disclosed under Canadian rules by National Instrument 43-101 (“NI 43-101”). However, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

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

The following constitutes selected financial data for Getty Copper Inc. (“Registrant”) for the last five fiscal years ended December 31, 2009, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles (“GAAP”) and United States GAAP, including a restatement of prior years’ figures due to a change in accounting policy with respect to exploration expenditures (see also the accompanying audited financial statements as of December 31, 2009 and for the previous year ended December 31, 2008).

(Cdn$)
Balance Sheet Data	2009		2008		2007	2006	2005
Total assets according to financial statements (CDN GAAP)(1)	4,888,733		5,236,527		4,898,678	$4,572,683	$3,887,352
Total Assets (US GAAP)(2)	470,115		884,264		911,546	$696,528	$379,113
Total liabilities	708,006		470,608		792,074	$871,256	$629,806
Share capital	21,409,542		21,409,542		19,924,370	$18,014,384	$16,433,593
Deficit (CDN GAAP)	$(18,771,380)		$(17,687,410)		$(17,390,686)	$(15,173,683)	$(14,036,773)
Deficit (US GAAP)	$(26,954,930)		$(25,804,605)		$(25,142,750)	$(22,814,770)	$(21,309,944)

(Cdn$)
Period End Balances (as at)	2009		2008		2007	2006	2005
Working capital (deficiency)	(3,534)		358,634		59,974	$(329,618)	$(320,311)
Equipment, net	135,109		140,536		147,664	$154,890	$162,539
Mineral property interests (CDN GAAP)	4,418,618		4,352,263		3,987,132	$3,876,155	$3,508,239
Mineral property interests (US GAAP)	$ NIL	$	NIL	$	NIL	$ NIL	$ NIL
Shareholders’ equity	$3,842,187		$4,765,919		$4,106,604	$3,701,427	$3,257,546
Share Capital (CDN GAAP)	21,409,542		21,409,542		19,924,370	$18,014,384	$16,433,593
Share Capital (US GAAP)	23,183,542		23,183,542		21,698,370	$19,788,384	$18,207,593
Number of outstanding Shares	80,892,537		80,892,537		67,638,907	49,078,657	34,078,657

No cash or other dividends have been declared.

(Cdn$)
Statement of Operations Data	2009	2008	2007	2006	2005
Investment and Other Income	$7,051	$18,861	$12,402	$17,061	$11,276
General and administrative expenses	$1,091,021	$315,585	$1,333,086	$1,153,971	$297,082
Exploration Expenditure	$66,355	$365,131	$110,977	$367,916	$847,805
Loss according to financial statements (CDN GAAP)	$(1,083,970)	$(296,724)	$(2,217,003)	$(1,136,910)	$(285,806)
Loss according to financial statements (US GAAP)	$(1,150,325)	$(661,855)	$(2,327,980)	$(1,504,826)	$(1,133,611)
Loss from continuing operations per Common Share	$(0.01)	$(0.004)	$(0.04)	$(0.03)	$(0.01)
Loss per Share (US GAAP)(2)	$(0.014)	$(0.009)	$(0.04)	$(0.04)	$(0.03)

Notes:

(1)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off. The Registrant has expensed the exploration costs as incurred until December 31, 2003, which is consistent with U.S. GAAP, whereby all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production. Such costs will be deferred from January 2004 until such time as the company determines it if it has economically recoverable resources or until the exploration ceases and/or the mineral calms are abandoned.

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

Except as may be otherwise indicated, all dollar amounts are stated in Canadian dollars, the Registrant’s functional and reporting currency. The following tables set out the exchange rates, based on the noon buying rates from the Federal Reserve Statistical Release for the conversion of Canadian dollars into one United States dollar. The average exchange rates are based on the average of the exchange rates on the last day of the month in such periods. Also included are the average exchange rates for each month during the previous six months.

	May 2010	April 2010	March 2010	February 2010	January 2010	December 2009
High	1.0776	1.0199	1.0421	1.0735	1.0669	1.0713
Low	1.0134	0.9960	1.0110	1.0419	1.0260	1.0400
Average for Period	1.0403	1.0052	1.0229	1.0572	1.0438	1.0537

	2009	2008	2007	2006	2005
End of Period	1.05	1.22	1.00	1.16	1.16
Average for Period	1.14	1.06	1.07	1.13	1.21
High for Period	1.30	1.29	1.18	1.17	1.26
Low for Period	1.03	0.97	0.92	1.10	1.15

On May 28, 2010, the Federal Reserve Statistical Release noon rate for Canadian Dollars was US$1.00: Cdn$1.0497

B.	Capitalization and Indebtedness

Not applicable (this is an annual report only).

C.	Reasons for the Offer and Use of Proceeds

Not applicable (this is an annual report only).

D.	Risk Factors

Our securities are highly speculative and subject to a number of risks. You should not consider an investment in our securities unless you are capable of sustaining an economic loss of the entire investment. In addition to the other information presented in this annual report, the following risk factors should be given special consideration when evaluating an investment in the Registrant’s securities.

Need for Additional Financing. Further financing will be required to meet its planned commitments for the year ending December 31, 2010. The exploration and development of the Registrant’s properties depend on the Registrant’s ability to obtain additional financing through equity financing or other means including a sale of an interest in its properties. The Registrant is currently pursuing financing opportunities to meet its administration costs. If the Registrant is unable to raise additional capital it will need to curtail its operations and the Registrant may be materially adversely affected.

The Registrant has No History of Earnings and No Foreseeable Earnings. Although the Registrant has received a positive preliminary feasibility study, none of the properties in which the Registrant has an interest has been determined to be commercially feasible and hence none have any commercial production. The Registrant has no history of profits and has a substantial deficit. The Registrant receives no revenues from production or otherwise and is entirely dependent on raising additional equity and loan financing. The Registrant has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. While the Registrant may receive funds from the exercise of outstanding share purchase warrants and stock options there are no assurances that this will occur. .

No Ore. The Registrant has no mineral producing properties, and the Registrant has not demonstrated that any mineralized material on its properties constitutes proven or probable reserves of ore on its properties under United States SEC requirements. Although the mineralized material and mineralized deposit figures included herein have been carefully prepared by the Registrant, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of copper or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve. Estimates of mineralized deposits and production costs can also be affected by such factors as metals prices, availability of capital for development, permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of mineralization ultimately mined (if any) may differ from that indicated by drilling results. Short term factors relating to mineralized material, such as the need for orderly development or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that copper and other minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions. Material changes in mineralized material, grades, stripping ratios or recovery rates may affect the economic viability of projects. Mineralized deposits are reported as general indicators of mine life and should not be interpreted as assurances of mine life or of the profitability of current or future operations.

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

Risks of Development, Construction and Mining Operations. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing and other factors could cause delays in developing properties. The Getty properties have been systematically explored for over 50 years and no production has ever been achieved. . The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences may delay production, increase production costs or result in liability. The Registrant may become subject to liability for hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons. In particular, the Registrant is not insured for environmental liability or earthquake damage.

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

Mining is one of the most intensely regulated business in Canada. The period of time required to obtain environment assessments, consult with aboriginal peoples and other stakeholders as well as governments at the Canadian provincial and federal level can take 10 years or more. No assurance can be given that permitting of any mine on the Getty Properties will occur.

Climate Change. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change at the international, national, state, provincial and local levels. Where legislation is already in place to regulate emissions levels and energy efficiency, regulation is becoming more stringent.

The December 1997 Kyoto Protocol, which ends in 2012, established a set of greenhouse gas emission targets for developed countries that have ratified the Protocol, which include Argentina, Australia, Canada, Chile, Mexico and Peru. The Conference of Parties 15 (“COP15”) of the United Nations Framework Convention on Climate Change in Copenhagen, Denmark in December 2009 was held to determine the path forward after the Kyoto Protocol ends. COP15 resulted in the Copenhagen Accord (the “Accord”), a non-binding document calling for economy-wide emissions targets for 2020. Prior to the January 31, 2010 deadline, Canada, the United States, Australia, Mexico, Chile and Peru re-affirmed their commitments to the Accord.

The U.S. Congress and several U.S. states have initiated legislation regarding climate change that will affect energy prices and demand for carbon intensive products. In December 2009, the U.S. Environmental Protection Agency (the “EPA”) issued an endangerment finding under the U.S. Clean Air Act that current and projected concentrations of certain mixed greenhouse gases, including carbon dioxide, in the atmosphere threaten the public health and welfare. It is possible that proposed regulation may be promulgated in the U.S. to address the concerns raised by such endangerment finding. The EPA also began requiring that large emitters of greenhouse gases collect and report data with respect to their greenhouse gas emissions beginning on January 1, 2010.

Canada committed under the Accord to reducing its greenhouse gas emissions by 17% below 2005 levels by 2020, to be aligned with the emissions target and base year of the United States (with which the Canadian government has committed to implementing a North American cap and trade system). The Canadian federal government has not indicated how it will achieve greenhouse gas reduction and the commitments under the Accord are not binding. The Canadian federal government has publicly stated that it will delay implementing any specific federal greenhouse gas emissions legislation until after the U.S. implements its legislation so that Canadian greenhouse gas legislation is integrated and consistent with the U.S. legislation.

In British Columbia, the provincial government has announced a policy goal of reducing greenhouse gas emissions by at least 33% below current levels by 2020. In 2008, legislation was passed imposing carbon taxes on fuel effective July 2008, and cap and trade legislation was also passed with specific emission caps set by regulation. British Columbia is a member of the Western Climate Initiative, which is a cooperative effort of U.S. states and Canadian provinces to design a comprehensive regional model cap and trade program. The provincial government has also recently introduced a reporting regulation that requires facilities emitting greater than 10,000 tonnes per year of carbon dioxide equivalent to register and report emissions annually for periods beginning on January 1, 2010; any facilities emitting greater than 25,000 tonnes per year are also subject to certain verification requirements.

Currently the greenhouse gas emissions legislation in the jurisdictions in which the Registrant operates do not result in material compliance costs for the Registrant’s current level of operations. Legislation and increased regulation regarding climate change could impose significant costs on us, our venture partners and our suppliers, including increased energy, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Until the timing, scope and extent of any future regulation becomes known, we cannot predict the effect on our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These impacts may adversely impact the cost, production and financial performance of our operations.

The Registrant’s Share Price is Volatile. Publicly quoted securities of junior resource issuers are subject to a relatively high degree of price volatility. .

Likely PFIC Status Has Consequences for U.S. Investors. Potential investors who are U.S. taxpayers should be aware that the Registrant expects to be a passive foreign investment company (“PFIC”) within the meaning of Section 1297 of the United States Internal Revenue Code for the current fiscal year, and may also have been a PFIC in prior and may also be a PFIC in subsequent years. If the Registrant is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of the Registrant. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Registrant’s net capital gain and ordinary earnings for any year in which the Registrant is a PFIC, whether or not the Registrant distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.

NOTHING CONTAINED IN THE FOREGOING RISK FACTOR DISCLOSURE CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. TAXPAYER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. THIS SUMMARY WAS WRITTEN TO ALERT U.S. TAXPAYERS TO POTENTIAL RISK FACTORS ASSOCIATED WITH OWNERSHIP OF OUR COMPANY’S COMMON SHARES. EACH U.S. TAXPAYER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON JTS PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

ITEM 4	INFORMATION ON THE REGISTRANT

SUMMARY

A.	History and Development of The Registrant

1.	The legal name of the Registrant which is subject of this annual report on Form 20-F is Getty Copper Inc.

2.	The Registrant was incorporated on September 23, 1985 under the Canada Business Corporations Act.

3.

The registered office of the Registrant in British Columbia is located at 1500 - 1040 West Georgia Street Vancouver, British Columbia, Canada V6E 4H8. The head office and principal office of the Registrant in Canada is located at 1000 Austin Avenue, Coquitlam, British Columbia, Canada V3K 3P1. The Registrant’s Common Shares are listed, for trading under the symbol “GTC” on the TSX-V.

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

5.

From 1993 to present the Registrant’s mineral exploration has been focused on a group of mineral properties located in the Highland Valley, British Columbia, Canada known as the Getty North and Getty South claims as well as some satellite properties known altogether at the “Getty Property”..

6.	The Registrant’s principal capital expenditures (there have been no material divestitures) over the three fiscal years ended December 31, 2009 are as follows:

Year	Exploration Deferred	Capital Assets
(i) Amounts Deferred (capitalized or invested) during the year
2009	66,355	NIL
2008	365,131	NIL
2007	110,977	891
(ii) Amounts Expensed as Exploration Expenses
2009	NIL	NIL
2008	NIL	NIL
2007	NIL	NIL

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

The Registrant acquired the Getty North Property from Robak and Masco pursuant to an Agreement of Purchase and Sale dated June 30, 1992, as amended September 30, 1992, subject to a 1.5% net smelter return royalty reserved in favour of Robak. The Registrant issued into escrow 4,608,492 Common Shares to Robak and 4,608,492 Common Shares to Masco as consideration for the property, subject to the Registrant obtaining a valuation on the Getty North Property establishing a minimum value of Cdn $2,304,246 and approval by the then Vancouver Stock Exchange (“VSE”) which has evolved into the TSX-V. The shares were released to Robak and Masco from escrow after the Registrant obtained the required approval from the VSE on May 11, 1999. After the release of the escrow shares, title to the Getty North Property fully vested in the Company.

While there some old prospectors workings, there are no historical or existing mines on any of the Getty Property.

History of Getty South Property, Getty Central Property, Getty Southwest Property:

In addition to the Getty Copper North Property and all Getty Copper Highland Valley Claims, the Registrant subsequently entered into a joint venture agreements to earn a 50% interest in the Getty South Property, the Getty Central Property and the Getty Southwest Property, (collectively, the “Getty Copper Project” or the “Getty Copper Highland Valley Project”). All of the Mineral Properties previously noted are subject to 1.5% net smelter royalties and the Getty South, Getty Central, Getty Southwest properties were subject to certain minimum exploration and development requirements. As a consequence of a Mineral Property Interest Sale Agreement dated November 8, 2002. (See Item 7.B of this annual report on Form 20-F), the Registrant purchased 100% of the Getty Central and Getty Southwest claims and 50% of the Getty South claims.” Since 1992, the Registrant has focused its efforts and resources on the acquisition and the exploration of the Getty Copper Project. See Item 4.D “Getty Copper Project” in this annual report on Form 20- F-The Registrant has no subsidiaries.

On March 7, 2003 the TSX- V accepted for filing documentation a mineral property agreement dated for reference November 8, 2002 between the Registrant and Robak Industries Ltd. (“Robak”), by which Robak has agreed to sell 100% interest in each of the Getty Central and the Getty Southwest and a 50% interest in the Getty South properties (the “New Getty Properties”) in consideration for 6 million Registrant shares (after the two old: one new share reverse split)) plus the below noted net smelter royalty (“NS”) and carried interest obligation. The Registrant has also agreed to pay 100% of the cost to place the Getty South property into production (the timing and extent of such costs to be in the registrant’s sole discretion), and is entitled to a priority recovery of any such carried costs before the parties revert to a 50:50 split of net income and loss.

In December 2004, Highland Valley Copper (“HVC”) terminated its participation in a joint venture signed on December 19, 2003. HVC spent $2.3 million dollars on line cutting, induced polarization surveys (IP), and diamond drilling. Only intrusive rocks and structures surrounding the Getty West Occurrence including the Transvaal property in which the Registrant formerly held an interest, exhibited significant copper mineralization and accompanying alteration. Here, sub-economic copper mineralization within hydrobrecciated Guichon and Bethlehem intrusives were encountered. The Cinder hill area contains a large tertiary volcanic center and is deeply covered with overburden. The Glossie Copper Occurrence was not tested during this program. Only weakly anomalous copper and zinc mineralization were encountered within silicified and metasomatized Nicola volcanics overlying weakly altered intrusives in the North Valley IP anomaly. However the drilling here was very wide spaced and the Registrant continues to review this work to determine if additional untested targets may exist in this area. The iron sulphide mineralized tertiary volcanics intersected in hole 2004-16 returned only very weakly anomalous copper.

B.	Business Overview

The Registrant is engaged in the acquisition and exploration of natural resource properties. Since 1993, the Registrant has been conducting exploration for copper on approximately 200 km2 in Highland Valley, British Columbia known as the Getty Property comprising primarily the Getty North, Getty South and satellite properties.. These properties directly abut the large porphyry copper mining and milling operations of Highland Valley Copper.

In July, 2009 and as amended in May 2010, West Coast Environmental and Engineering (WCE) of Ventura and Nevada City, California, completed a Preliminary Feasibility Study (“PFS”) according to Canadian national Instrument 43-101 (Disclosure Standards for Mineral Projects) . The focus of the PFS was to evaluate the feasibility of a potential cathode copper and Molybdenum Trioxide production from the Getty North and Getty South oxide and sulphide resource zones. The PFS is intended to update the past work referred to above and includes possible development of both the copper and molybdenum oxide and sulphide resources. The oxide and sulphide resources of the Getty North Deposit would potentially be open-pit mined in conjunction with the Getty South oxide and sulphide resources.

The PFS was carried out by WCE under the direction of Mr. Craig Parkinson P.Geo, the Qualified Person responsible for this study was completed in June 2009 and amended May 2010. As the Getty North NI 43-101 compliant resource has been updated with molybdenum values, WCE reports that the processing plan is proposed to be altered to effectively accommodate the molybdenum resource. To facilitate effective recovery of the molybdenum resource, the option of dump and heap leaching of oxide ores has now been replaced by a flotation tailings leach system. This methodology is anticipated to allow maximum potential utilization of the updated Getty resources, and is analogous to other recent and successfully operating global hydrometallurgical production facilities. Further, given the current global limited molybdenum roasting capacity, the Registrant is now investigating incremental added capacity in the hydrometallurgical pressure oxidation and metal recovery circuits for potential on-site custom processing of outside copper and molybdenum concentrates from other entities with available materials. In particular, the hydrometallurgical process plant evaluated for the Getty Project should allow treatment of much lower grade combined bulk copper and molybdenum concentrates, which could be a significant advantage over current molybdenum concentrate production and roasting practices. The PFS proposals for producing copper concentrates and cathode copper may not be economically achievable even though the testing and planning to date indicate that the copper cathode could potentially be produced using the planned processes.

The PFS for copper molybdenum resources, for both Getty North and Getty South are as follows.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources

The following table uses the terms “measured resources” and “indicated resources”. We advise U.S. investors that while these terms are recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the SEC does not recognize these terms. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC defined reserves. See “Cautionary Note to U.S. Investors” and “Risk Factors”.

Deposit	Indicated Mineral Resources (millions of tonnes)	Grade
		Cu %	Mo %
North	69.258	0.370	0.005
South	45.148	0.377	No Data
Total	114.406	0.373	---

Deposit	Inferred Mineral Resources	Grade
		Cu %	Mo %
North	18.166	0.271	0.005
South	23.593	0.278	No Data
Total	41.759	0.275	---

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This section uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a mineral reserve. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. See “Cautionary Note to U.S. Investors” and “Risk Factors”.

The key assumptions and parameters used in the Getty Project mineral resource and reserve estimates are as follows:
Specific gravity for: Getty North = 2.6 Getty South = 2.76;
Pit Slope = 52 degrees overall; Overall Stripping Ratio = 2.6 Waste to Ore
The strip ratio is 2.3 to 1 in the South, 2.8 to1 in the North.
Mining Cost = $1.45 CDN ($ 1.346 USD)/average per tonne both ore and waste;
Milling Cost = $11.76 CDN ($ 10.89 USD) /tonne ore;
General and Admin = $0.69 CDN ($0.64 USD)/tonne ore;
Copper Price = $3.55 CDN/lb ( $ 3.29 USD/lb) using a 36-Month Trailing Average;
Molybdenum Price (MoO3) = $19.49 CDN/lb ($18.00 USD/lb) escalated to $24.19 CDN/lb ($22.35 USD/lb) by year 3 of the project life;
Copper Recovery = 91%. Molybdenum Recovery = 50%. (These metallurgical recoveries are based on multiple test results and industrial operating data).

Total Getty Copper Project Life of Mine Cash Cost Per Pound of Copper are Approximately $ 2.03 USD/lb.

A summary of the updated copper and molybdenum Probable Mineral Reserve estimates determined independently by WCE in the PFS for both the Getty North and Getty South deposits are provided in Table 1-2. These resources were computer modeled by Mr. Ed Switzer and vetted by the NI 43-101 Technical Report signatory QP's Mr. Craig Parkinson, Mr. Todd. As seen, a total of 86.561 million tonnes of Probable Mineral Reserves at a copper grade of 0.400 % Cu and a cutoff grade of 0.17 % Cu has been determined by Mr. Switzer.

Table 1-2 Summary of Getty Probable Mineral Reserve Estimates.

Deposit	Probable Reserves (millions of tonnes)	Grade
		Cu %	Mo %
North	49.691	0.397	0.005
South	36.870	0.405	No Data
Total	86.561	0.400	---

The Registrant’s other identified potential mineral zones, known as North Valley; Glossie; Getty West, Northwest, Southwest, and Central; are all in the early stage of exploration and there is insufficient data to establish whether any resources may exist. The Registrant continues to seek additional properties worthy of exploration and development.

The price of copper first collapsed during the recent financial crisis , then recovered in 2009 as a result of improving economic conditions. At US$3.00 per pound copper prices are currently below the amount required for the Getty Property to be economically feasible. There is no way to predict future metal prices and therefore current prices may not reflect future prices and this may have a bearing on the time frame that would be required to place any mineral deposit that may be located on the property into commercial production. The Registrant continues its efforts to move the properties into the development stage to take advantage of the current demand for copper.

C.	Organizational Structure

The Registrant is based in British Columbia, Canada. The Registrant operates directly and has no subsidiaries.

D.	Property, Plants and Equipment

The Registrant owns land and a small office/storage building in Logan Lake, British Columbia. This property is encumbered by a first mortgage in the amount of $84,350 as of May 1, 2010. These premises are used for core storage, field offices and vehicle storage. No mining infrastructure exists on the Getty Property.

The Getty Copper Project

The Getty Copper Highland Valley Project consists of certain mineral interests in the following contiguous claim groups (collectively, the “Getty Properties”) each located in the Highland Valley, a historic copper producing area of the Kamloops Mining Division in British Columbia (the “Highland Valley”). A 1.5% NRS royalty interest payable to Robak Industries Ltd. (owned by a related party see item 7)

Figure 1A GETTY COPPER INC. PROPERTY LOCATION MAP

122°00'
122°00'
51°00'
50°30'
50°00'
49°30'
N
Cache Creek
Ashcroft
KAMLOOPS
SALMON ARM
GETTY PROPERTY
Logan Lake
Lytton
KELOWNA
Hope
VANCOUVER
CANADA
U.S.A.
0
1.5
75
Kilometres

Figure 1.A

PROPERTY LOCATION MAP

Figure 1B GETTY COPPER INC. HIGHLAND VALLEY PROPERTIES MAP

Figure 1: B

HIGHLAND VALLEY PROPERTIES

GETTY COPPER INC.

NORTH VALLEY AREA
Getty Northwest
Getty Southwest
N
No staking area
NORTH GLOSSIE
GLOSSIE
CINDER HILL
Getty North
Getty 100%
Getty 100% owner
Claim boundary
Transvaal
Getty Central
Bram
Getty South
Getty 100% owner
10 kilometres
Symbols
Shaft
Mineral deposit

Property	Claims	Hectares	Percentage of Interest
Getty North Property	26	1,600	100%
Getty South Property	22	336	50%
Getty Central Property	3	205	100%
Getty Southwest Property	24	6,199	100%
Getty Northwest Property	28	18,605	100%

There are no existing mines on the Registrant’s Properties, and the Registrant has no mineral producing properties at this time. All of the Registrant’s properties are exploration projects, and there is no assurance that a commercially viable deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage recoveries and other factors conclude economic feasibility. The Getty Properties comprise 81 tenures and 24 crown granted claims totalling 26,609 hectares.

The following disclosure regarding accessibility, climate, local resources, infrastructure and physiography, history, geological setting, sampling and security of samples is common to all of the Getty Properties. Disclosure respecting exploration, drilling, mineral resource and exploration and development for each of the individual properties is included below.

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

The Getty Properties are located on and around Forge Mountain at an elevation between 1,450 to 1,900 metres. The topographic relief is moderate and the surface is covered by glacial deposits cut by recent stream channels. Small topographic highs are immediately underlain by glacial drift and Tertiary volcanic cover.

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

The following table is a breakdown of the Registrant’s deferred exploration and development costs on the Getty Properties to the dates indicated:

December 31,
Activity	2009	2008	2007	2006
Drilling	4,715,326	4,715,326	$4,715,326	$4,715,326
Environmental	254,456	254,456	254,456	254,456
Pre Feasibility Study	516,506	492,574	226,428	166,709
Geoscience	3,118,740	3,116,258	3,073,793	2,986,698
Metallurgy	987,113	987,113	987,113	1,059,514
Assay	624,667	624,642	624,094	623,775
Other Costs	2,036,183	1,996,267	1,940,295	1,904,050

Provision for impairment	(9,514,843)	(9,514,843)	(9,514,843)	(9,514,843
Totals	$2,738,148	$2,671,793	$2,306,662	$2,195,685

Geological Setting

The Getty Properties mineral tenure is comprised of 210 square kms of contiguous mineral claims located in the Highland Valley, British Columbia’s premier copper producing area, approximately 200 km northeast of Vancouver (Figure 1). The local area contains excellent transportation and power infrastructure, a large pool of experienced mining and support personnel, and a mining based economy.

The Registrant’s mineral tenure contains favourable Guichon Creek Batholith geology and adjoins to the south with the large Cu-Mo mining and milling operations of the Highland Valley Copper Partnership (HVC) owned by Teck Cominco (97.5%) and Highmont Mining (2.5%).

The Registrant‘s claims span the entire width of favourable Guichon Creek Batholith geology immediately to the north of HVC’s holdings. The Registrant’s most advanced projects, the Getty North and Getty South deposits which were the subject of the PFS, are located in the eastern part of the property in the same geological and structural setting as the Bethlehem Mine located five to eight km to the south.

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

Planned exploration for 2010

The Registrant currently does not have plans to explore the Getty Properties in 2010 as it can not do so unless it raises funding or finds a joint venture partner for the project.

(a)	Getty North Property

Exploration

Prior to the acquisition of the Getty North Property by the Registrant from Robak and Masco, Robak held the Getty North Property for approximately two decades. During that period, in excess of $350,000 was spent on exploration work on the property consisting of silt and soil sampling, trenching and bulk sampling. Since the date of the Registrant’s acquisition of the Getty North Property to December 31, 2009, the Registrant has completed $8,783,459 of exploration work on the property, consisting of aerial photographic surveys and base map production, diamond drilling, geological mapping, assaying, induced polarization and magnetics geophysical surveys, soil geochemical surveys, metallurgical testing, and resource calculations.

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

In 1997, the Registrant undertook a $3 million program of drilling and sampling on the Getty North Property. As of December 31, 1997, the Registrant had completed 64 diamond drill holes totalling 17,444.5 metres (57,235.4 ft). These holes were systematically drilled on sections 30 metres apart to provide the density of data points required for an independent mineral deposit update.

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

During 2008 and until July 2009 the first version of the PFS was completed. and after receipt of comments from technical staff at the British Columbia securities commission it was amended and refilled at www.SEDAR.com where it can be downloaded

This annual report on Form 20-F may include the terms "mineral resource," "indicated mineral resource" and "inferred mineral resource". Investors are advised that these terms are defined in and required to be disclosed under Canadian rules by National Instrument 43-101 (“NI 43-101”). However, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

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

Reserves

In May 2010, West Coast Environmental and Engineering (WCE) updated the July 2009 PFS which covers the Getty North and Getty South deposits. Both the 2009 and updated 2010 PFS documents were filed on www.SEDAR.com as technical reports forming part of Getty’s continuous disclosure record. WCE is a consulting engineering firm comprised of independent, qualified technical personnel with multiple disciplines who are professionally registered and certified in their respective disciplines in Canada and/or the USA. The purpose of the PFS was to provide estimates of copper and molybdenum resources and probable reserves in accordance with Canadian mining disclosure standards within the Getty North and South deposits, prepare preliminary mining and processing plans, and perform an economic analysis to determine the feasibility of the project on a 100 % project basis (meaning the PFS includes 100 % of the Getty South claims although they are only 50 % owned by Getty the other 50% being owned by Robak).

The updated copper and molybdenum Indicated and Inferred Mineral Resource estimates determined independently by WCE in the PFS for the Getty North deposits. These resources were modeled by Mr. Ed Switzer using MineSight software to meet NI 43 101 Technical Report requirements and vetted by responsible “qualified person” (QP- as defined in NI 43-101) Mr. Craig Parkinson and Mr. Todd Fayram the second QP for the PFS. A total of 49.691 Probable Reserves at 0.397% Cu. and 69.258 million tonnes of Indicated Resources at an average copper grade of 0.37 % Cu, 0.005 Mo% and an additional 18.166 million tonnes of Inferred Resources at a copper grade of 0.271 % Cu, 0.005 Mo% have been determined by WCE in the PFS. The inferred resources were not used for purposes of the PFS calculations of NPV and reserves

The Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards state, in part, that a mineral resource is an occurrence of natural solid material in the Earth’s crust in such form, quantity, and quality (grade) that the material has a reasonable prospect for economic extraction. The location, quantity, grade, continuity, and geologic characteristics of the Getty North mineral resource are known and have been adequately interpreted from the available geologic evidence, data, and analytical test results. The Getty North mineral resource has a reasonable prospect for economic extraction by modern surface and underground mining methods given the current metal prices and economic conditions. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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

As part of a systematic assessment of the grade and extent of near-surface oxide/sulphide-copper mineralization at the Getty South deposit, a program of surface trenching consisting of 13 trenches totalling approximately 1572 metres in aggregate length was completed as of December 31, 1997. The assay results to date indicate that significant concentrations of copper, mostly as leachable oxide copper, occur over an area measuring approximately 240 metres by 40 metres. Additionally, significant results were obtained approximately 200 metres to the south.

The Registrant has completed initial exploration work of its own on the Getty South Property, including aerial photographic surveys and base map production, drilling, trenching, assaying, geophysical, geochemical and geological work, at a cost of $1,243,904 to December 31, 2009.

In May 2010, West Coast Environmental and Engineering (WCE) updated the July 2009 PFS which covers the Getty North and Getty South deposits. Both the 2009 and updated 2010 PFS documents were filed on www.SEDAR.com as technical reports forming part of Getty’s continuous disclosure record. WCE is a consulting engineering firm comprised of independent, qualified technical personnel with multiple disciplines who are professionally registered and certified in their respective disciplines in Canada and/or the USA. The purpose of the PFS was to provide estimates of copper and molybdenum resources and probable reserves in accordance with Canadian mining disclosure standards within the Getty North and South deposits, prepare preliminary mining and processing plans, and perform an economic analysis to determine the feasibility of the project on a 100 % project basis (meaning the PFS includes 100 % of the Getty South claims although they are only 50 % owned by Getty the other 50% being owned by Robak).

The updated copper Indicated and Inferred Mineral Resource estimates determined independently by WCE in the PFS for the Getty South deposits. These resources were modeled by Mr. Ed Switzer using MineSight software to meet NI 43 101 Technical Report requirements and vetted by responsible “qualified person” (QP- as defined in NI 43-101) Mr. Craig Parkinson and Mr. Todd Fayram the second QP for the PFS. A total 36.870 million tonnes at 0.405 Cu% and 45.148 million tonnes of Indicated Mineral Resources at an average copper grade of 0.377 % Cu and an additional 23.593 million tonnes of Inferred Resources at a copper grade of 0.278 % Cu have been determined by WCE in the PFS. The inferred mineral resources were not used for purposes of the PFS calculations of NPV and reserves

This annual report on Form 20-F may include the terms "mineral resource," "indicated mineral resource" and "inferred mineral resource". Investors are advised that these terms are defined in and required to be disclosed under Canadian rules by National Instrument 43-101 (“NI 43-101”). However, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Mineralization

The Getty South deposit is hosted within a breccia zone measuring approximately 600 metres from north to south, and 300 metres in width, which intrudes Guichon variety quartz diorite of the Guichon Creek Batholith. This breccia body is one of several which occur within a well-defined northerly trending structural zone of faulting and minor intrusions (dykes) that extends for 9 kilometres from the JA deposit through the Bethlehem ore bodies and on through to the Getty North deposit. The breccia body consists of fragments of quartz diorite and dacite porphyry set in a matrix of finely broken and crushed rock and secondary minerals such as quartz and tourmaline. Mineralization in the form of specular hematite, chalcopyrite and secondary copper minerals, such as malachite, azurite, chrysocolla, cuprite and native copper occurs mostly between rock fragments and along structurally controlled veinlets and crush zones.

Drilling

The Getty South deposit has been less thoroughly drill tested than the Getty North deposit, but has been explored by one underground level comprising a 45-metre shaft, approximately 1775 metres of drifting and crosscutting and approximately 1477 metres of underground diamond and percussion drilling. Although 15,550 metres of surface drilling were completed by previous operators, it is reportedly of poor quality and thus is not a reliable base for calculating the copper mineral resource. During 1996, the Registrant completed an initial 13-hole reconnaissance large diameter diamond drilling program totalling 3236.2 metres that returned copper results lower than anticipated. Previous engineering reports concluded that diamond drilling results based on poor recovery have proven unreliable when compared with underground development sampling, and that diamond and percussion drilling results to date do not match the overall grades returned from the currently interpreted areas of mineralization from the underground muck and bulk samples. Closely spaced large diameter diamond or reverse–circulation (RC) drilling has been recommended as a better method to determine the grade of near surface mineralization in the breccia deposit Reopening the underground workings are being considered.

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

Planned Exploration for 2010.

Subject to financing the Registrant intends to carry out any exploration and metallurgical work recommendations provided in the preliminary feasibility study.

(c)	Getty Central Property

The Registrant has completed initial exploration work of its own on the Getty Central, including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2009 of $57,587 for the Getty Central Property.

Exploration

The Getty Central Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property. No exploration expenditures are planned in 2010.

(d)	Getty Southwest Property

Exploration

The Registrant has completed initial exploration work of its own on the Southwest Property including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2009 of $392,788.

The Getty Southwest Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property. No exploration expenditures are planned in 2010.

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

Exploration History

The Registrant has completed initial exploration work of its own on the Getty Northwest Property, including aerial photographic surveys and base map production, drilling, geochemical soil sampling, prospecting, geophysical surveys and geological mapping, at a cost to December 31, 2009 of $1,775,253. HVC in 2004 completed a large line cutting and IP program over the area.

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

Planned Exploration for 2010

Subject to financing the Registrant intends to carry out any exploration and metallurgical work recommendations provided in the preliminary feasibility study.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Convergence to international Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition date of January 1, 2011 will require the restatement for comparative purposes, amounts reported by the Company for the year ended December 31, 2011, for which the current and comparative information will be prepared under IFRS.

The Company has commenced its IFRS conversion project in 2008. The Company’s IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has commenced the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing. The Company has completed a high level scoping exercise and has prepared a preliminary comparison of financial statement areas that will be impacted by the conversion.

A detailed assessment of the impact of adopting IFRS on the Company’s consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in our Canadian GAAP financial statements may be significantly different when presented in accordance with IFRS.

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

The Registrant does not believe that it is significantly impacted by the effects of inflation and the Canadian dollar has fluctuated in a relatively narrow band to the United States dollar (US$1.00: Cdn$0.97 to $1.29) during these three years. The Registrant has not been materially affected by government economic, fiscal, monetary or political policies and the outlook for the Registrant’s assets primarily relate to the outlook for copper. For information relating to the historical prices for copper and gold, see “Trend Information” below.

A.	OPERATING RESULTS

Operating Results – Fiscal 2009 Compared with Fiscal 2008

At December 31, 2009, the registrant had working capital deficit of ($3,534) compared to working capital of $358,634 at December 31, 2008. During the year ending December 31, 2009, the decrease in working capital is due to general and administration expenses as well as the recognition of an indemnity payable to a director. See Item 7B. The Company has no source of revenue other than funds raised through the issuance of stock, through private placement. Current liabilities at December 31, 2009 decreased to $338,540 from $385,094 at December 31, 2008.

Net deferred exploration expenditures incurred during the year ended December 31, 2009 $66,355 compared to $365,131 spent during the year ended December 31, 2008. See Note 5 of the annual financial statements.

Shareholder equity decrease to $3,842,187 during the year ending December 31, 2009 from $4,765,919 December 31, 2008, due to expenditures. The Registrant has no source of income, other than interest earned on funds held in a term deposit.

The Registrant earned $7,051 in interest income for the year ending December 31, 2009 compared to $16,618 at December 31, 2008. The decrease is due to a depletion of funds spent on expenditures.

Operating Results – Fiscal 2008 Compared with Fiscal 2007

At December 31, 2008, the registrant had working capital of $358,634 compared to working capital of $59,974 at December 31, 2007. During the year ending December 31, 2008, the increase in working capital is a result of funds raised through the issuance of stock, through private placement and exercising of warrants. Current liabilities at December 31, 2008 decreased to $385,094 from $703,908 at December 31, 2007, due to a decrease in legal expenses, as many of these issues have been settled.

Net deferred exploration expenditures incurred during the year ended December 31, 2008, $365,131 compared to $110,977 spent during the year ended December 31, 2007. See Note 5 of the annual financial statements.

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

B.	LIQUIDITY AND CAPITAL RESOURCES

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

During the year ending December 31, 2008, 3,253,630 warrants were exercised at $0.15 each for 3,253,630 common shares raising $488,044.50. These warrants were from the July 7, 2006 private placement, the balance of the warrants expired July 8, 2008. As of February 28, 2010, 80,892,537 shares were outstanding.

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

Fiscal 2009 Compared with Fiscal 2008

As at March 31, 2010, the Registrant’s cash and short term investments was $ 205,624 .

The Registrant’s cash and short-term investments at December 31, 2009 were $294,722 compared to $716,313 at December 31, 2008. The decrease is due to exploration spending during the year and administrative and legal expenses, as well as $50,000 cash was paid out ($600,000 plus interest remain payable) during the year ending December 31, 2009 upon the execution of a definitive agreement to indemnify a director for legal costs in connection with a 2002 mineral property interest sale agreement and the action s of certain former directors. See Item 7 B. Aside from cash and short-term investments, the Registrant has no material unused sources of liquidity.

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

Financial Instruments

The Registrant financed its activities from 1985 through 2009 primarily through the issuance of equity shares through private and public distributions. Certain of these financings were structured as “flow through” to provide a Canadian income tax incentive to make the securities more attractive. The Income Tax Act (Canada) provides certain incentives to encourage exploration on Canadian resource properties including the deductibility of a defined class of “Canadian Exploration Expenses” and “Canadian Development Expenses” which provide deductible pools of resource expenditures deductible against other sources of income. The Registrant keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are currently excess to the Registrant’s needs are invested in government of Canada or like debt obligations and other short term near cash investments pending the need for the funds.

The Registrant does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds. As of the fiscal 2009 year end, the Registrant estimates that the cost of maintaining its corporate administrative activities at approximately $20,000 exclusive of legal fees per month. Accordingly, the Registrant’s management estimate that a minimum of $240,000 will be needed to maintain its corporate status and assets over the ensuing two-year period and the Registrant has current working capital deficit at March 31, 2010 of ($73,585) which is not adequate to ensure continued viability over this period of time.

C.	RESEARCH AND DEVELOPMENT

The Registrant is a resource expenditure based corporation and accordingly does not have a program of intellectual property development or patenting or licensing issues.

D.	TREND INFORMATION

As a mineral exploration company, the Registrant’s activities are somewhat cyclical as metals prices have traditionally been cyclical in nature. The basic trend through the last few years for metal prices has been positive. Copper is a commodity metal used extensively in the housing, electrical and automotive industries and accordingly, demand for copper varies directly with general economic conditions. Copper demand from developing economies is expected to remain relatively strong.

E.	OFF-BALANCE SHEET ARRANGEMENTS

Not Applicable

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Registrant is committed to make monthly payments of $3,000 to related parties for management fees and rent.

	Total	less than a year	1-3 years
Rent	$6,000	--	$6,000
Management Fees	$30,000	--	$30,000
Consulting Fees	$30,000US$	--	$30,000US$

The Registrant has a mortgage payable which is secured by a first charge on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2012.

Principal repayments required are as follows:

2010	$2,856
2011	3,074
2012	3,308
2013	76,276

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management as of June 1, 2010

Name, Position and Place of Residence	Period a Director of the Issuer	Shares Beneficially Owned or Controlled(1)	Percentage of Shares Outstanding
Corby G. Anderson PhD CEng President, CEO, COO, Director Butte, Montana, USA	June 12, 2006 to date	325,000 Shares	0.4%
John B. Lepinski Managing Director Coquitlam, British Columbia	June 30, 1992 to date	19,924,877 Shares	24.6%
Donald R. Willoughby FCA Chief Financial Officer, Director Vancouver, British Columbia	June 30, 1992 to date	395,000 Shares	0.5%
Robert H. Peterson Director Boise, Idaho, USA	August 16, 2007 to date	10,000 Shares	0.01%
Charles Mitchell, LLB Director Edmonton, Alberta	November 30, 2004 to date	NIL	0%
Edward Leung, CGA Director Vancouver, British Columbia	January 26, 2005 to date	NIL	0%
Dennis Milburn, CA Director Langley, British Columbia	May 20, 2008 to date	NIL	0%

Notes:

(1)	The information as to shares beneficially owned or controlled is furnished by the respective directors as of June 1, 2010.

Occupation of Current Management and directors of Getty

CORBY ANDERSON – President, CEO, COO, Director. Dr. Corby Anderson CEng FIChemE, is the President of Allihies Engineering Incorporated.

JOHN B. LEPINSKI – Managing Director. John B. Lepinski is owner manager of a liquor distribution business and has forty years experience in mining related enterprises. He is also the principle shareholder, director and officer of several private companies and has served as a director of other public companies during the past twenty years.

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

During the Registrant’s financial year ended December 31, 2009, the aggregate remuneration paid or payable to the Registrant’s directors and senior officers or companies or professional firms with which the directors or officers are associated, for rent, accounting, legal services, geological consulting fees by a director was $89,000.

Dr. Corby Anderson, President and director of the Registrant, and Mr. Donald R. Willoughby, Chief Financial Officer and a director of the Registrant, are each a “Named Executive Officer” of the Registrant for the purposes of the following disclosure.

The compensation paid any Named Executive Officers during the Registrant’s three most recently completed financial years is as set out below:

			Annual Compensation		Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Dr. Corby Anderson, President since July 20, 2007	2009	Nil	Nil	Nil	Nil	Nil	Nil	$35,917[1]
	2008	Nil	Nil	Nil	Nil	Nil	Nil	$32,381[1]
Donald Willoughby, CFO	2009	Nil	Nil	Nil	Nil	Nil	Nil	$17,083[2]
	2008	Nil	Nil	Nil	Nil	Nil	Nil	$17,976[2]
John Lepinski, Managing Director,	2009	Nil	Nil	Nil	Nil	Nil	Nil	$36,000[3]
	2008	Nil	Nil	Nil	Nil	Nil	Nil	$36,000[3]

1.	Consulting fees paid to Allihies Engineering Inc., a company controlled by Corby Anderson.
2.	Fees paid to a professional accounting firm, of which Mr. Willoughby’s professional corporation is associated
3.

This amount represents the $2,500 per month billed by Freeways Properties Inc. a company controlled by John Lepinski, for management fees and $500 per month billed by Deborah Resources Ltd. , a company controlled by John B Lepinski for office rental.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s responsibilities following a change in control.

There are no arrangements under which directors were compensated by the Registrant during the financial year ended December 31, 2009 for their services in their capacity as directors and consultants except as herein disclosed. An accounting firm in which a director of the Registrant is associated charged the Registrant $17,083 (2008 - $17,976) for accounting fees related to tax filings, quarterly report review and other professional accounting related matters. A Company controlled by the current president, Dr. Corby G Anderson billed the Company $35,917 (2008 $32,381) for consulting services. For the year ending December 31, 2009, the Company also paid $6,000 office rent and $30,000 management fees to companies controlled by the managing director.

C.	Board Practices

All directors were re-elected at the June 10, 2009 annual general meeting and have a term of office expiring at the next annual general meeting of the Registrant to be held on June 24, 2010 and it is anticipated that all existing directors will be re-elected at that meeting. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

At the June 10, 2009 directors meeting, Messrs. Leung CGA, Mitchell LLB, and Peterson, all independent directors, were appointed to the Registrant’s Audit Committee. The Board also appointed Messrs. Milburn CA, Willoughby FCA and Anderson PhD.CEng to the Nominating and Corporate Governance Committee. All Board committees are reviewed annually by the directors of the Registrant at the first meeting of the Board held after the Registrant’s annual general meeting. The primary function of the Audit Committee is to review the financial statements of the Registrant before they are submitted to the board for approval. The Audit Committee is also available to assist the Board if required with matters relating to the appointment of the Registrant’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. The Registrant has no remuneration committee.

D.	Employees

At December 31, 2009, 2008 and 2007 the Registrant had one direct employee.

E.	Share Ownership

As of December 31, 2009 an aggregate of 3,325,000 Shares have been reserved for issuance pursuant to the following director, executive officer and service provider stock options: At the annual general meeting held June 25, 2007, the shareholders passed a resolution increasing the number of reserved shares under the Plan to 6,700,000.

(a) Incentive Options
Option holder	Number of Shares	Exercise Price per Share(1)	Date of Grant (m/d/y)	Expiry Date (m/d/y)
Donald Willoughby FCA, CFP	275,000	$0.10	8/18/2009	08/14/2014
John Lepinski	400,000	$0.10	8/18/2009	08/14/2014
Edward Leung CGA	250,000	$0.10	8/18/2009	08/14/2014
Charles Mitchell LLB	250,000	$0.10	8/18/2009	08/14/2014

Dr. Corby G. Anderson CEng FIChemE	1,250,000	$0.10	8/18/2009	08/14/2014
Robert Peterson	250,000	$0.10	8/18/2009	08/14/2014
Dennis Milburn CA	250,000	$0.10	8/18/2009	08/14/2014
Marilyn Young	150,000	$0.10	8/18/2009	08/14/2014

Notes:

(1)	As of June 21, 2010 no options were exercised.

Securities Held By Insiders

As at June 21, 2010 the directors and officers of the Registrant and their affiliate companies held as a group, directly and indirectly, own or control an aggregate of 20,514,877 common shares (25.5%) and hold 3,175,000 options .

Material Terms of the Registrant’s Stock Option Plan (The “Plan”)

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

To the extent that the following information is known to the Registrant or can be ascertained from public filings, the following shareholders beneficially own more than 5 % of the Registrant’s voting securities as of May 17, 2010:

John Lepinski 19,924,877 24.6%

Ralph Berezan 15,533,410 19.2%

Lisa Lepinski 7,827,523 9.6% (daughter of John Lepinski)

Brent Lepinski 6,094,363 7.5% (son of John Lepinski)

Tara Hamaoka 4,158,117 5.1% (daughter of John Lepinski)

The Registrant’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and the Registrant does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge, the Registrant is not directly or indirectly owned or controlled by a corporation or foreign government. As of December 31, 2009, the Registrant had unlimited authorized common shares without par value of which 80,892,537 (May 31, 2010: 80,892,537)

The Registrant’s major shareholders do not have voting rights different from other holders of the Registrant’s common shares.

Under the British Columbia Securities Act, insiders (generally officers, directors, holders of 10% or more of the Registrant’s shares) are required to file insider reports of changes in their ownership within 5 days of the date of trade.. Insider reports can be viewed online at www.SEDI.ca.

As of May 31, 2010 there were 56 registered shareholders of record holding a total of 80,892,537 common shares of the Registrant. To the best of the Registrant’s knowledge there were 39 registered shareholders of record with registered addresses in Canada, 11 shareholders of record with registered addresses in the United States and 6 shareholders of record with registered addresses in other countries holding approximately 78,919,268 (97.6%)- 1,970,144 (2.4%) and 3,125 (0.004%) of the outstanding common shares, respectively. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.	Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect the Registrant or its predecessors during the year ended December 31, 2009.

On December 9, 2002, the Registrant held a Special Meeting whereby the shareholders approved an ordinary resolution of disinterested shareholders authorizing the directors to conclude a proposed mineral property interest sale agreement (MPISA) agreement between the Registrant and Robak Industries Ltd., a holding company of director John Lepinski to acquire the Getty South property (as to 50%) and 100 % of the Southwest and Central mineral claims (each subject to a 1.5% NSR) for a total of 6 million (post-reversed-split) fully paid common shares having a deemed value of C$0,20 or $1,200,000. The transaction received TSX V approval on March 7, 2003 and details of the transaction can be reviewed in the management proxy circular prepared for the December 9, 2002 meeting which is publicly accessible at www.sedar.com.

In 2004, the Board of Directors considered acquiring the remaining 50% of Getty South from Robak. The board commissioned a valuation of the Robak interest from the same party who carried out the 2002 valuation. In 2004 the valuator presented information about his 2002 report that caused the board to re-examine the 2002 transaction. A committee of the whole of the directors, with the exception of John Lepinski, as an independent review committee, initiated a thorough review of the historical geological data of the Getty South Property. To date the board has received nothing that would suggest that the Getty South acquisition should be rescinded.

In April, 2009, the Company reached a settlement with one of its directors, to indemnify him for approximately 88% of legal expenses incurred during 2004 to 2007 in connection with his prosecution of legal actions against former directors who were alleged to have improperly attempted to impugn for ulterior reasons the 2002 “MPISA described above. The settlement was premised on the fact that the director's legal actions were of benefit to the Company in the conduct of its own litigation in defence of the MPISA. The settlement provides that the director will be entitled to receive $650,000 by way of a secured debenture for $600,000 payable January 2, 2012 and bearing interest at 6%, plus $50,000 cash upon execution of a definitive agreement. The payment must be accelerated in the event the Company completes a financing of $2 million or more or in certain customary events of default (failure to maintain the properties, insolvency etc).

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

The Registrant’s annual audited financial statements for fiscal years ended December 31, 2009 , 2008 and 2007 can be found under Item 17 of this annual report on Form 20-F.

Legal Proceedings

There are no legal or arbitration proceedings involving the Registrant, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on the Registrant’s financial position. This includes governmental proceedings pending or known to be contemplated.

Dividend Policy

The Registrant has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of the Registrant are being retained for exploration of its Projects.

B.	Significant Changes

There have been no significant changes to the accompanying financial statements since December 31, 2009, except as disclosed herein.

ITEM 9	THE OFFER AND LISTING

[The Registrant’s authorized capital consists of an unlimited number of common shares without par value. There are no restrictions on the transferability of the Registrant’s common shares imposed by its constituting documents.

The common shares entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of our board of directors; and (iii) receive our remaining property on liquidation, dissolution or winding up.]

A.	Offer and Listing Details

The following information provides the price history of the Registrant’s common shares that are listed on the TSX-V

	High	Low		High	Low
	($)	($)		($)	($)
Annual			By Quarter
Fiscal Year 2009	0.07	0.015	Fiscal 2008
Fiscal Year 2008	0.16	0.015	First Quarter	0.105	0.075
Fiscal Year 2007	0.40	0.075	Second Quarter	0.175	0.07
Fiscal Year 2006	0.145	0.085	Third Quarter	0.16	0.06
Fiscal Year 2005	0.19	0.07	Fourth Quarter	0.055	0.015

Monthly			Fiscal 2009
			First Quarter	0.035	0.02
January, 2010	0.00	0.00	Second Quarter	0.045	0.015
February, 2010	0.00	0.00	Third Quarter	0.055	0.025
March, 2010	0.00	0.00	Fourth Quarter	0.035	0.025
April, 2010	0.00	0.00
May, 2010	0.00	0.00	Fiscal 2010
			First Quarter	0.0	0.0

During the period November 24, 2009 to June 9, 2010, the Registrant’s common shares listed on the TSX V were under a cease trade while the British Columbia Securities Commission reviewed the Registrant’s Pre-feasibility study dated June 9, 2009 and filed on Sedar, July 22, 2009. An amended Pre-feasibility was completed May 3. 2010 and filed on Sedar on May 25, 2010. The Registrant resumed trading its common shares on the TSX V on June 9, 2010.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Registrant’s securities are not listed on any other stock exchange or regulated market other than the TSX-V. The registrant’s shares did not trade from November 2009 to June 6,2010 pending resolution of technical comments of the British Columbia Securities Commission on the PFS.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Incorporation

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

No Limitation on Foreign Ownership

There are no limitations under the Registrant’s Articles or in the CBCA or under any other Canadian law on the right of persons who are not citizens of Canada to hold or vote common shares. (See also “Exchange Controls” – below.)

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

Share Ownership Reporting

The articles of the Registrant do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to the Registrant’s shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of the Registrant but the British Columbia Securities Act requires disclosure of trading by insiders including holders of 10% of voting shares within 5 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. Insider reports can be viewed on-line at www.sedi.ca.

C.	Material Contracts

The Registrant is not subject to any material agreements except:

a) settlement agreement with John Lepinski under which $650,000 is owed to Mr Lepinski and is due January, 2011
b) the mortgage on the Registrant’s Logan lake building.

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

If the Registrant is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Registrant common shares, then the Registrant will continue to be treated as a PFIC with respect to such Registrant common shares, even if it is no longer definition ally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Registrant common shares had been sold on the last day of the last taxable year for which it was a PFIC.

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

Information Reporting and Backup Withholding

In general unless a U.S. Holder belongs to a category of certain exempt recipients (such as corporations), information reporting requirements will apply to distributions as well as proceeds of sales of the Registrant’s common shares that are effected through the U.S. office of a broker or the non-U.S. office of a broker that has certain connections with the United States. Backup withholdings may apply to these payments, if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income, or in certain circumstances, fails to comply with applicable certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax, provided the U.S. holder furnishes the required information to IRS in a timely manner.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Exhibits attached to this annual report on Form 20-F are also available for viewing at the offices of the Registrant, 1000 Austin Avenue, Coquitlam, British Columbia V3K 3P1. Copies of the Registrant’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com), the Canadian equivalent of the Securities and Exchange Commission’s Electronic Document Gathering And Retrieval System (EDGAR).

I.	Subsidiary Information

Not applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)	Transaction Risk and currency Risk Management

The Registrant’s operations do not employ financial instruments or derivatives which are market sensitive and the Registrant does not have financial market risks that it deems to be material. Because the Registrant determined that had no material market risks for the preceding fiscal year 2009, no such summarized market risk information is provided herein.

(b)	Exchange Rate Sensitivity

The Registrant’s operations are in Canada and hence it is not significantly affected by exchange rate risk. Its liabilities are all denominated in Canadian dollars.

(c)	Interest Rate Risk and Equity Price Risk

The Registrant is equity financed. The only debt subject to interest rate change risks is the Mortgage on the site office building and core warehouse at Logan Lake, British Columbia. The mortgage is with the vendor ($84,350@ 7.5%) at May 1, 2010.

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

As required by Rule 13a-15(b) under the Securities Exchange Act of 1934 (the “Exchange Act”), the Registrant carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2009, being the date of the Registrant’s most recently completed fiscal year. This evaluation was carried out under the supervision and with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures were effective in timely ensuring that information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

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

Management has evaluated, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness, as of the end of the fiscal year ended December 31, 2009, of the Registrant’s internal control over financial reporting. Based on that evaluation, management concluded that, as of the end of the period covered by this annual report, the Registrant’s internal control over financial reporting is effective.

This annual report does not include an audit or attestation report of the Registrant’s registered public accounting firm regarding the Registrant’s internal control over financial reporting. Management's report was not subject to an audit or attestation by the Registrant’s registered public accounting firm pursuant stet. rules of the SEC that permit the Registrant to provide only management's report in this annual report.

c)	Changes In Internal Control Over Financial Reporting

There have been no changes in the Registrant’s internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) or Rule 15d-15(d) of the Exchange Act that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

ITEM 16	[RESERVED]

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The Registrants’ Board of Directors has determined that Edward Leung is an audit committee financial expert serving on the Registrant’s Audit Committee. Mr. Leung is an “independent” as defined under Sections 803A of the NYSE Amex LLC Company Guide, and in accordance with Rule 10A-3 of the Exchange Act.

ITEM 16B	CODE OF ETHICS

The Registrant has adopted a Charter outlining its code of ethics that applies to the Registrant’s principal executive officer, principal finance officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Registrant’s Charter outlining its code of ethics is available to any person, without charge, upon request made to the Comptroller of the Registrant at the following address: 1000 Austin Avenue, Coquitlam, British Columbia, Canada, V3K 3P1

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for professional services rendered by the Registrant’s independent auditor De Visser Gray LLP Chartered Accountants, for the years ended December 31, 2009 and December 31, 2008 for audit services are as follows:

	2009	2008
Audit Fees	$18,500	$18,500
Audit-Related Fees	NIL	NIL
Tax Fees	NIL	NIL
All Other Fees	NIL	NIL
Total	$18,500	$18,500

Before the Registrant’s independent auditor is engaged to render any services, the engagement is approved by the Registrant’s audit committee.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G	CORPORATE GOVERNACE

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

THE FOLLOWING ATTACHED FINANCIAL STATEMENTS ARE INCORPORATED HEREIN:

(1)

Auditors’ Reports on the balance sheets as at December 31, 2009, and 2008, and the statements of operations and deficit, and changes in cash flows for each of the three years ended December 31, 2009, 2008 and 2007;

(2)	Balance sheets as at December 31, 2009, and 2008;

(3)	Statements of operations and deficit for each of the three years ended December 31, 2009, 2008 and 2007;

(4)	Statements of changes in cash flows for the periods referred to in (3) above;

(5)	Statements of mineral property interests for the periods referred to in (2) above;

(6)	Notes to the financial statements;

GETTY COPPER INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2009

(stated in Canadian dollars)

Contact: 1000 Austin Avenue
Coquitlam, British Columbia
Canada V3K 3P1
Tel: 604-931-3231

AUDITORS' REPORT

To the Shareholders of Getty Copper Inc.

We have audited the balance sheets of Getty Copper Inc. as at December 31, 2009 and 2008 and the statements of operations, deficit and comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

"De Visser Gray LLP"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia April 27, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 2 to these financial statements. Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated April 27, 2010 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements

"De Visser Gray LLP"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
April 27, 2010

GETTY COPPER INC.

BALANCE SHEETS

(stated in Canadian dollars)

ASSETS	Dec. 31, 2009	Dec. 31, 2008
Current
Cash and cash equivalents	$294,722	$716,313
Accounts receivable	22,291	2,212
Prepaid expenses	17,993	25,203
	335,006	743,728
Mineral rights (note 5)	4,418,618	4,352,263
Property, building and equipment (note 6)	135,109	140,536
	$4,888,733	$5,236,527
LIABILITIES
Current
Accounts payable and accrued liabilities	$335,684	$382,441
Current portion of mortgage payable (note 8)	2,856	2,653
	338,540	385,094
Indemnity (note 7 )	625,348
Mortgage payable (note 8)	82,658	85,514
	708,006	85,514
	1,046,546	470,608
Commitments and contingencies (note 14)
SHAREHOLDERS’ EQUITY
Share capital (note 10)	21,409,542	21,409,542
Contributed surplus (note 11)	1,204,025	1,043,787
Deficit	(18,771,380)	(17,687,410)
	3,842,187	4,765,919
	$4,888,733	$5,236,527
Continuance of operations (note 2)

Approved by the Directors

“Donald R. Willoughby”,

“Corby Anderson”,

See accompanying notes to Financial Statements

GETTY COPPER INC.

STATEMENTS OF OPERATIONS, DEFICIT AND COMPREHENSIVE LOSS

(stated in Canadian dollars)

Year Ending December 31

	2009	2008	2007
Revenue
Rent	-	2,243	$2,264

Expenses
Amortization	1,094	1,369	1,826
Bank charges & interest	323163	32370	323108
Filing fees	16,241	14,657	11,594
Interest - long term	31,771	6,612	6,786
Insurance	2,759	2,618	2,520
Management fees	30,000	30,000	30,000
Marketing & promotion	1,383	2,463	29,429
Office & miscellaneous	8,063	9,079	25,154
Professional fees	771,049	80,424	1,046,961
Property tax	5,394	5,401	5,442
Rent	6,000	11,790	9,190
Stock option compensation	160,238	90,867	95,457
Telephone	8,852	8,096	8,159
Transfer fees	7,137	6,990	8,535
Travel	4,198	9,434	16,448
Wages & benefits	36,679	35,715	35,477

Interest	(7,051)	(16,618)	(10,138)
	1,083,970	298,967	1,322,948
Net loss before other item	(1,083,970)	(296,724)	(1,320,684)

Legal Settlements (note 14)	-	-	(896,319)

Net loss and comprehensive loss	(1,083,970)	(296,724)	(2,217,003)

Deficit, beginning	(17,687,410)	(17,390,686)	(15,173,683)
Deficit, ending	(18,771,380)	(17,687,410)	(17,390,686)
Loss per share	$(0.01)	$(0.004)	$(0.04)

Number of common shares outstanding	80,892,537	78,901,928	62,285,360

See accompanying notes to Financial Statements

GETTY COPPER INC.

STATEMENT OF CASH FLOW

(stated in Canadian dollars)

Year Ending December 31,

	2009	2008	2007
Cash flows from (used in) operating activities
Net loss for the year	$(1,083,970)	$(296,724)	$(2,217,003)
Add: Items not involving cash
Amortization – administration	1,094	1,369	1,826
Shares for debt legal settlement	-	-	493,750
Stock option compensation	160,238	90,867	95,456

Net change in non-cash working capital balances
Decrease (increase) in accounts receivable	(20,079)	3,090	9,510
Decrease (increase) in prepaid expenses	7,210	(22,552)	26,120
Increase (decrease) in accounts payable	112,384	(616,535)	91,377
Increase (decrease) in indemnity payable	625,348	-	-
	(197,775)	(840,485)	(1,498,964)
Cash flows from (used in) financing activities
Mortgage principal repayments	(2,653)	(2,464)	(2,290)
Private placements, net of issue costs	-	337,127	1,272,061
Cash received from subscriptions (note 9)	-	-	620,000
Warrants exercised	-	488,045	22,163
Stock incentive options exercised	-	-	118,750

	(2,653)	862,708	2,030,684
Cash flows used in investing activities
Acquisition of equipment	(886)	-	(891)
Exploration costs	(220,277)	(61,839)	(272,955)
	(221,163)	(61,839)	(273,846)
Net increase (decrease) in cash	(421,591)	(39,616)	257,874)

Cash and cash equivalents
Beginning of period	716,313	755,929	498,055

Cash and cash equivalents
End of period	$294,722	$716,313	$755,929

Supplemental disclosure:

Cash used in operating activities includes:
Interest paid	$31,771	$6,612	$6,786
Interest received	$7,051	$16,618	$10,138

See accompanying notes to Financial Statements

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

(stated in Canadian dollars)

1.	Nature of Business

Getty Copper Inc.. was incorporated under the Canada Business Corporations Act in September 1987, and its common shares are listed for trading on the TSX Venture Exchange. Subsequent to incorporation, the Company has gone through a number of name changes and in March 2003 its name was changed to Getty Copper Inc. The Company is in the business of mineral exploration and mine development in the Highland Valley area of British Columbia.

2.	General information and continuing operations

These financial statements have been prepared on the assumption that the Company will continue to realize its assets and meet its liabilities in the normal course of business as a ‘going concern’. The Company has incurred losses since inception, has no source of operating revenue and at December 31, 2009 has net working capital of $3,534. The Company has been and remains dependent on its capacity to raise funds via equity issuances, under terms that are consistent with the best interests of shareholders, in order to finance its operations. The statements contain no provisions for adjustments which may become necessary if the Company becomes unable to continue on a ‘going concern’ basis.

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

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

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

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

(stated in Canadian dollars)

3.	Significant accounting policies - continued

j)	Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each period. Diluted loss per share has not been calculated as it is anti-dilutive when the numerator used in the calculation is a net loss. For purposes of the calculation of the weighted-average number of common shares outstanding, share consolidations are considered to have occurred on the first day of the earliest fiscal year presented.

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

4.	Adoption of new accounting policies

	a)	Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved abstract EIC-174 – Mining Exploration Costs and withdrew EIC – 126 – Accounting by Mining Enterprises for Exploration Costs. The publication of EIC-174 covers all guidance in EIC-126 and provides additional guidance for mining exploration enterprises in circumstances where a test for impairment is required. The adoption of this abstract did not have any impact on the Company’s financial statements.

b)	Financial Instrument Disclosures

In May 2009, the CICA amended Section 3862, Financial Instruments - Disclosures, to include additional disclosure requirements about fair market value measurements for financial statements and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. The fair value hierarchical classification of the Company’s cash and cash equivalents at December 31, 2009 is Level 1.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

(stated in Canadian dollars)

4.	Adoption of new accounting policies- continued

	c)	Accounting Policies Not Yet Adopted

Convergence to international Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition date of January 1, 2011 will require the restatement for comparative purposes, amounts reported by the Company for the year ended December 31, 2011, for which the current and comparative information will be prepared under IFRS.

The Company has commenced its IFRS conversion project in 2008. The Company’s IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has commenced the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing. The Company has completed a high level scoping exercise and has prepared a preliminary comparison of financial statement areas that will be impacted by the conversion.

A detailed assessment of the impact of adopting IFRS on the Company’s consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in our Canadian GAAP financial statements may be significantly different when presented in accordance with IFRS.

5.	Mineral rights

The Getty mineral claims are contiguous and are located within the Kamloops Mining District of Highland Valley, British Columbia, covering an area of approximately 200 square kilometres. Building and equipment amortization included in exploration costs during the year ending December 31, 2009 amounted to $5,218 (2008 - $5,759).

During the year ending December 31, 2009, the Company incurred $66,355 in deferred costs as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Pre-feasibility study	-	-	11,966	11,966	-	23,932
Assay	-	-	-	25	-	25
Geology	-	-	1,241	1,241	-	2,482

Other	7,323	47	11,944	19,812	790	39,916
Total exploration & development costs	$7,323	$47	$25,151	$33,044	$790	$66,355

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

(stated in Canadian dollars)

5.	Mineral rights - continued

As at December 31, 2009, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Assay	$35,746	$1,143	$507,075	$66,732	$13,971	$624,667
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Pre-feasibility study	-	-	337,625	178,881	-	516,506
Geology	791,243	37,303	1,797,339	335,551	157,304	3,118,740
Metallurgy	525	-	972,074	14,514	-	987,113
Other	760,293	17,234	933,239	190,863	134,554	2,036,183
Total exploration & development costs	$1,775,253	$57,587	$8,783,459	$1,243,904	$392,788	$12,252,991
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	$1,808,463	$169,433	$9,135,856	$2,313,038	$506,671	$13,933,461
Less: Provision for impairment of deferred costs						(9,514,843)
						$4,418,618

As at December 31, 2008, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Assay	$35,746	$1,143	$507,075	$66,707	$13,971	$624,642
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Pre-feasibility study	-	-	325,659	166,915	-	492,574
Geology	791,243	37,303	1,796,098	334,310	157,304	3,116,258
Metallurgy	525	-	972,074	14,514	-	987,113
Other	752,970	17,187	921,295	171,051	133,764	1,996,267
Total exploration & development costs	$1,767,930	$57,540	$8,758,308	$1,210,860	$391,998	$12,186,636
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	$1,801,140	$169,386	$9,110,705	$2,279,994	$505,881	$13,867,106
Less: Provision for impairment of deferred costs						(9,514,843)
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

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

(stated in Canadian dollars)

5.	Mineral rights - continued

In 2004, the Board of Directors considered acquiring the remaining 50% of Getty South from Robak. The board commissioned a valuation of the Robak interest from the same party that carried out the 2002 valuation. The valuator presented information about his 2002 report that caused the board to re-examine the 2002 transaction. An independent committee comprised of all directors, except the Company’s then-president, initiated a thorough review of the historical geological data for the Getty South Property. To date, the board has received nothing that would suggest that the Getty South acquisition should be rescinded. Refer to note 14.

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

All Getty mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak.

6.	Property, building and equipment

	December 31, 2009			December 31, 2008
	Cost	Accumulated Amortization	Net	Net

Automotive equipment	$29,318	$29,053	$265	$378
Computer equipment	98,540	97,314	1,226	982
Computer software	74,359	74,359	--	--
Office equipment	54,407	49,985	4,422	5,527
Portable buildings	12,112	12,112	--	--
Building	178,124	71,250	106,874	111,327
Land	22,322		22,322	22,322
	469,182	334,073	135,109	140,536

7.	Indemnity payable

In April, 2009, the Company reached a settlement with one of its directors, to indemnify him for approximately 88% of legal expenses incurred during 2004 to 2007 in connection with his prosecution of legal actions against former directors who were alleged to have improperly attempted to impugn for personal reasons a 2002 mineral property interest sale agreement (“MPISA”) between the director’s company, Robak, and the Company. The settlement was premised on the fact that the director's legal actions were of benefit to the Company in the conduct of its own litigation in defense of the MPISA. The settlement provides that the director will be entitled to receive $650,000 by way of a secured debenture for $600,000 payable January 2, 2012 and bearing interest at 6%, plus $50,000 cash upon execution of a definitive agreement. The payment must be accelerated in the event the Company completes a financing of $2 million or more or in certain customary events of default (failure to maintain the properties, insolvency etc).

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

(stated in Canadian dollars)

8.	Mortgage payable

The mortgage payable is secured by a first mortgage on land and building, requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2012.

Principal repayments required are as follows:

2010	$2,856
2011	3,074
2012	3,308
2013	76,276
$85,514

9.	Income taxes

Significant components of the Company's future income tax assets are as follows:

	Dec. 31, 2009	Dec. 31, 2008
Tax value of mineral rights in excess of book value	$646,971	$660,938
Tax value of capital assets in excess of book value	94,599	94,745
Net operating loss carryforwards	1,573,136	903,977
	2,314,706	1,659,660
Valuation allowance	(2,314,706)	(1,659,660)
Net future income tax assets	$-	$-

The Company has determined that realization is not more likely than not and therefore a valuation allowance against all future income tax assets has been recorded.

A reconciliation between the Company's statutory and effective tax rates is as follows:

	Dec. 31, 2009	Dec. 31, 2008
Statutory rate	31%	32%
Tax rate change	(1)	(1)
Unrecognized benefit of current year's losses	(30)	(31)
Effective rate of tax recovery	-	-

At December 31, 2009, the Company has approximately $5,843,000 of loss carry forwards which may be available to reduce taxable income in future years. These losses expire as follows:

2010	289,000
2014	563,000
2025	622,000
2026	1,133,000
2027	2,120,800
2028	205,000
2029	911,000
$5,843,000

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

(stated in Canadian dollars)

10.	Share capital

a)	Authorized: Unlimited number of common shares

b)	Issued:

	Shares	Amount
Balance, December 31, 2007	67,638,907	$19,924,370

Shares issued by private placement	10,000,000	1,000,000
Warrants exercised	3,253,630	488,045
Share issue costs	--	(2,873)
Balance December 31, 2008 and 2009	80,892,537	$21,409,542

In January 2008, the Company closed a non-brokered private placement for 10,000,000 shares at $0.10 per share, for proceeds of $1,000,000. Of this aggregate amount a total of $620,000 had been received during 2007.

Share purchase options – continuity
Expiry Date	Exercise Price	Number of Options Dec 31, 2008	Issued	Exercised	Cancelled	Number of Options Dec. 31, 2009
July 20, 2010	0.25	1,000,000	--	--	(1,000,000)	--
August 15, 2010	0.25	200,000	--	--	(200,000)	--
May 16, 2013	0.20	1,475,000	--	--	(1,475,000)	--
August 14, 2014	0.10	--	3,325,000	--	--	3,325,000
		2,675,000	3,325,000	--	(2,675,000)	3,325,000
Weighted average price		$0.22	$0.10	--	$0.22	$0.10
Weighted average remaining life		3.39				4.62

At the Company’s 2007 Annual General Meeting, the shareholders approved an amendment to the Incentive Stock Option Plan to allow the issuance of up to a maximum 6,700,000 incentive stock options. During the year ending December 31, 2009, the 2,675,000 options were cancelled and 3,325,000 options were issued at $0.10, expiring August 14, 2014. The cancelled options are not eligible for re-issue for 90 days.

Based upon the Black-Scholes option valuation model, with a risk free market rate of 3.05%, expected life of 5 years, zero dividends, and a volatility of 178%, the estimated compensation cost related to the options granted is approximately $124,022 and was recognized during this period, as well as the balance of $36,216 from the previous options.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option.

11.	Contributed surplus

The continuity of contributed surplus is as follows:

	2009	2008

Balance, beginning of year (January 1, )	1,043,787	952,920
Stock-based compensation	160,238	90,867
Fair value of options exercised	--	--
Balance at Dec 31,	1,204,025	1,043,787

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

(stated in Canadian dollars)

12.	Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support acquisition, exploration and development of mineral properties. The Board of Directors do not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital to include its working capital position and capital stock, warrant, and option components of its shareholders’ equity.

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

There were no changes in the Company’s approach to capital management during the period ending December 31, 2009. The Company is not subject to externally imposed capital requirements.

13.	Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a)	Credit risk

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

Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements. Future requirements are met through a combination of committed credit facilities to access to capital markets. At December 31, 2009, the Company had $294,722 of cash and cash equivalents.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

(stated in Canadian dollars)

13.	Financial risk factors continued (continued)

	c)	Interest Rate Risk:

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

14.	Commitments and contingencies

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

•
In May 2008, the Aarvold et. al. plaintiffs and Getty Copper Inc. concluded a settlement of the action in which both the plaintiffs' claims and the defendants' counterclaim have been dismissed without costs to any party. No settlement payments were transferred or received by either party.

15.	Related party transactions

In addition to transactions described elsewhere in these financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

	2009	2008	2007
Accounts payable	$--	$6,150	$60,861
Indemnity (Note 7)	$625,348	$--	$--
Exploration and development costs incurred	$35,917	$32,381	$12,885

Expenses:
Management fees	$30,000	$30,000	$30,000
Professional fees	$17,083	$17,976	$174,498
Rent	$6,000	$6,000	$6,000
Travel	$--	$1,110	$--

These transactions are in the normal course of operations and are measured at fair value as determined by management.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

(stated in Canadian dollars)

16.	Differences between Canadian and United States accounting principles

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

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

(stated in Canadian dollars)

16.	Differences between Canadian and United States accounting principles – continued

Statements of Operations and Deficit	Year Ended December 31,
	2009	2008	2007
Net loss under Canadian GAAP	$(1,083,970)	$(296,724)	$(2,217,003)
Effect of exploration costs	(66,355)	(365,131)	(110,977)
Net loss under US GAAP	(1,150,325)	(661,855)	(2,327,980)
Deficit, beginning of year under US GAAP	(25,804,605)	(25,142,750)	(22,814,770)
Deficit, end of year under US GAAP	$(26,954,930)	$(25,804,605)	$(25,142,750)
Loss per share under US GAAP	$(0.014)	$(0.009)	$(0.038)

Balance Sheets
December 31, 2009	Canadian GAAP	US Adjustments	US GAAP
Current assets	$335,006	$-	$335,006
Mineral rights	4,418,618	(4,418,618)	-
Property, building and equipment	135,109	-	135,109
	4,888,733	(4,418,618)	470,115
Current liabilities	$338,540	-	338,540
Other liabilities	708,006	-	708,006
Share capital	21,409,542	1,774,000	23,183,542
Share subscriptions	-	-	-
Contributed surplus	1,204,025	1,990,932	3,194,957
Deficit	(18,771,380)	(8,183,550)	(26,954,930)
	4,888,733	(4,418,618)	470,115

December 31, 2008	Canadian GAAP	US Adjustments	US GAAP
Current assets	$743,728	$-	$743,728
Mineral rights	4,352,263	(4,352,263)	-
Property, building and equipment	140,536	-	140,536
	5,236,527	(4,352,263)	884,264
Current liabilities	$385,094	-	385,094
Other liabilities	85,514	-	85,514
Share capital	21,409,542	1,774,000	23,183,542
Share subscriptions	-	-	-
Contributed surplus	1,043,787	1,990,932	3,034,719
Deficit	(17,687,410)	(8,117,195)	(25,804,605)
	5,236,527	(4,352,263)	884,264

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

(stated in Canadian dollars)

16.	Differences between Canadian and United States accounting principles (continued)

December 31, 2007	Canadian GAAP	US Adjustments	US GAAP
Current assets	$763,882	$-	$763,882
Mineral rights	3,987,132	(3,987,132)	-
Property, building and equipment	147,664	-	147,664
	4,898,678	(3,987,132)	911,546
Current liabilities	$703,908	-	703,908
Other liabilities	88,166	-	88,166
Share capital	19,924,370	1,774,000	21,698,370
Share subscriptions	620,000	-	620,000
Contributed surplus	952,920	1,990,932	2,943,852
Deficit	(17,390,686)	(7,752,064)	(25,142,750)
	4,898,678	(3,987,132)	911,546

Statements of Cash Flows
	2009	2008	2007
Canadian GAAP – Cash used in operating activities	$(197,775)	$(840,485)	$(1,498,963)
Exploration costs expensed under US GAAP	(220,277)	(61,839)	(272,955)
US GAAP – Cash used in operating activities	$(418,052)	$(902,324)	$(1,771,918)
Canadian GAAP – Cash used in investing activities	$(220,277)	$(61,839)	$(273,846)
Exploration costs expensed under US GAAP	220,277	61,839	272,955
US GAAP – Cash used in investing activities	-	-	(891)

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2009

The following discussion and analysis of the results of operations and financial position of the Company for the year ending December 31, 2009 should be read in conjunction with the December 31, 2009 financial statements and the related notes which have been prepared in accordance with or reconciled to Canadian Generally Accepted Accounting Principles. All dollar amounts in this Management Discussion and Analysis (“MD&A”) are stated in Canadian dollars. The effective date of this report is date of filing 2010.

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

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties. Since 1993, the Company has been focussing on exploration, when funds permit, on parts of its approximately 200 km2 mineral properties in Highland Valley, British Columbia. These properties adjoin the large porphyry copper mining and milling operations of Highland Valley Copper.

The Company retained West Coast Environmental and Engineering (WCE) of Ventura and Nevada City, California, to prepare a Preliminary Feasibility Study (“PFS”) which was filed on SEDAR on July 22, 2009. On Nov 30 2009 the Company’s securities were made subject to a cease trade order in British Columbia issued by the BC Securities Commission pending resolution of the BCSC’s technical staff’s comments on the PFS.”) The PFS is presently being amended to respond to their comments. Some of the information contained in the MD &A respecting the Getty South and Getty North properties which is the subject of the PFS, are at this time likely to be subject to change or clarification. The Company is optimistic that its responses to the staff comments and amendments to the PFS will see the cease trade order lifted in due course.

The focus of the PFS is evaluating the potential viability of a cathode copper and molybdenum process plant. The PFS summarizes and integrates a large number of previous technical reports. The PFS posits that the oxide and sulphide resources of the Getty North Deposit could potentially be open-pit mined in conjunction with the Getty South oxide and sulphide resources.

As the Getty North NI 43-101 compliant resource has been updated with molybdenum values, the PFS states that the processing plan is proposed to be altered to effectively accommodate the molybdenum resource. To facilitate effective recovery of the molybdenum resource, the option of dump and heap leaching of oxide ores has now been replaced by a flotation tailings leach system. This methodology is anticipated to allow maximum potential utilization of the updated Getty resources, and is analogous to other recent and successfully operating global hydrometallurgical production facilities. In particular, the hydrometallurgical process plant posited for the Getty Project could allow treatment of much lower grade combined bulk copper and molybdenum concentrates, which could be a significant advantage over current molybdenum concentrate production and roasting practices. However, at the time of filing there can be no certainty that the PFS, once all amendments have been made, will continue to indicate that the quality of the present resources can be upgraded to the status of reserves, or that the planned processes will be able to produce cathode copper material as proposed. The PFS description for producing copper concentrates and cathode copper may not be economically achievable even though the testing and planning to date indicate that the copper cathode could potentially be produced using the planned processes.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2009

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

The 2007 Getty North technical report discloses indicated and inferred copper resources of oxide and sulphide zones at cut off grades of 0.2% and 0.3% copper. At a cut off grade of 0.2% copper, the Indicated Resource calculated was 32.106 million tonnes at a grade of 0.454% copper, and an Inferred Resource of 8.250 million tonnes at a grade of 0.355% copper. At a cut off grade of 0.3% copper, the Indicated Resource calculated was 30.730 million tonnes at a grade of 0.462% copper, and the Inferred Resource calculated was 3.983 million tonnes at a grade of 0.452% copper. The 2008 Getty North technical report discloses the same indicated and inferred copper resources as the 2007 technical report. In addition to the copper resources, the 2008 Getty North technical report discloses indicated molybdenum resources based on a cut-off grade of 0.2% copper. At a cut off grade of 0.2% copper, the molybdenum Indicated Resource calculated was 32.10 million tonnes at a grade of 0.015% molybdenum. The Preliminary Feasibility Study has been updated and disclosed copper molybdenum resources, for both Getty North and Getty South, see table 1.1 under Additional Disclosure of this Management Discussion & Analysis.

The Company’s other identified potential mineral zones, known as North Valley; Glossie; Getty West, Northwest, Southwest, and Central; are all in the early stage of exploration and there is insufficient data to establish whether any resources may exist. The Company continues to seek additional properties worthy of exploration and development.

The price of copper has rebounded strongly from the slump in 2009 as a result of worldwide economic conditions, There is no way to predict future metal prices and therefore current prices may not reflect future prices and this may have a bearing on the time frame that would be required to place any mineral deposit that may be located on the property into commercial production. The Company continues its efforts to move the properties into the development stage to take advantage of the current demand for copper.

Result of Operations

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003. Consequently at the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.

The Company’s working capital decreased to ($3,534) for the year ending December 31, 2009 from $358,634 at December 31, 2008, the decrease of $362,168 is a result general and administration expenses as well as the recognition of an indemnity payable to a director (see note 7 of the financial statements). The Company has no source of revenue other than funds raised through the issuance of stock, through private placement.

The Company’s total assets decreased during the year ending December 31, 2009 to $4,888,733 a decrease of $347,794 from December 31, 2008, due to funds being used to pay administrative expenses. The Company’s liabilities increased by $575,938. The increase in liabilities is a result of a settlement in principle with one of the directors to indemnify him for approximately 88 % of his legal expenses which were incurred during 2004 to 2007 in the research and prosecution of legal actions related to lawsuits involving the Company. These lawsuits were in connection with a 2002 mineral property interest sale agreement and the actions of certain former directors. The settlement is premised on the fact that the director’s legal actions were of benefit to the Company in the conduct of its own litigation in connection with the same matters. The settlement provides that the director will receive $650,000 by way of a secured promissory note for $600,000 payable January 2, 2012 and bearing interest at 6% effective April 18, 2009, plus $50,000 cash upon execution of a definitive agreement. The indemnity is expensed to legal fees which is included in the professional fees in the statement of operations of the financial statements. Exploration expenditures on the property are deferred, thus increasing the balance sheet value of the mineral rights. The Company has no significant source of working capital other than funds raised through private placement, exercising of warrants and Incentive Stock Options.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2009

The loss from operations for the year ending December 31, 2009 increased by $787,246 over the loss reported at December 31, 2008. General and administrative expenditures for the year ending December 31, 2009 increased to $1,083,970 compared to $298,967 at December 31, 2008. The comparative increase of $785,003 in administrative expenses between the year ending December 31, 2009 and 2008 can be attributed to an increase in legal fees, which includes $ 650,000 indemnity plus interest to a director, as described in the paragraph above. The predominant administration expense being the legal costs associated with the lawsuits outlined under Additional Disclosure. The Company recognized $160,238 in stock option compensation during the year ending December 31, 2009 and $90,867 at December 31, 2008. Professional fees for the year ending December 31, 2009 $771,049 (2008 - $80,424) which include $734,107 (2008 - $41,554) for legal fees of which $650,000 related to the indemnity, $36,942 (2008 - $38,870) in accounting and audit fees.

Selected Quarterly Information:

	Dec. 31, 2009	Dec. 31, 2008	December 31, 2007
Loss for the quarter	($165,245)	($115,159)	($181,725)
Loss for the year ending	($1,083,970)	($296,724)	($2,217,003)
Loss per share:	($0. 01)	($0.004)	($0.04)
Assets	$4,888,733	$5,236,527	$4,898,678

Summary of Quarterly Results

	Dec. 31 2009	Sept. 30 2009	June 30 2009	March 31 2009	Dec. 31 2008	Sept. 30 2008	June 30 2008	March 31 2008
Revenue	-	-	-	-	2,243	$2,243	-	-
Loss before Other items	1,083,970	918,725	787,106	41,455	296,724	$181,565	$125,300	77,585
Net loss	1,083,970	918,725	787,106	41,455	296,724	$181,565	$125,300	77,585
Loss per share	$0.013	$0.01	$0.01	$0.0007	$0.004	$0.002	$0.002	$0.001
Loss per share diluted	$0.012	$0.001	$0.009	$0.0006	$0.004	$0.002	$0.002	$0.001

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2009

During the year ending December 31, 2009, the Company incurred $66,355 in deferred costs as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Pre-feasibility study	-	-	11,966	11,966	-	23,932
Assay	-	-	-	25	-	25
Geology	-	-	1,241	1,241	-	2,482
Other	7,323	47	11,944	19,812	790	39,916
Total exploration & development costs	$7,323	$47	$25,151	$33,044	$790	$66,355

During the year ending December 31, 2008, the Company spent $365,131 on deferred costs as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Assay	$-	$-	$-	$548	$-	$548
Pre-feasibility study	-	-	134,090	132,056	-	266,146
Geology	-	-	11,221	31,244	-	42,465
Other	4,832	35	22,026	28,509	570	55,972
Total exploration & development costs	$4,832	$35	$167,337	$192,357	$570	$365,131

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

Effective August 14, 2009, 2,675,000 options were cancelled and 3,325,000 options were issued at $0.10, expiring August 14, 2014. The cancelled options are not eligible for re-issue for 90 days. As of April 15, 2010, there are no share purchase warrants outstanding and if all the issued incentive stock options were exercised the number of shares outstanding would become 84,217,537.

Outlook

The Company continues its efforts to advance the status its mineral properties. Although the PFS has accorded probable reserve status to a portion of the known resources, it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and commercial development of the mineral properties, the Company believes that it may be able to economically develop the mineral properties. The ability to raise funds to develop its properties may be challenging in light of current metal prices and market conditions for financing junior exploration companies. However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. During the year ending December 31, 2009, funding was available to continue the exploration of the mineral properties, so future exploration development costs will not be written off until such time as the Company determines if it has economical recoverable resources or until exploration and development ceases and/or the mineral claims are abandoned.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2009

The Company advises that the previous litigation it was involved in no longer impacts the levels of performance or achievements

The Company’s management remains committed to the advancement of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

Related Party Transactions

Except as disclosed in this report there were no related party transactions. During the year ending December 31, 2009, Cinnamon Jang Willoughby, a professional accounting firm to which director and CFO Donald Willoughby is associated, billed the Company $17,083 (2008- $17,976) in accounting fees related to tax filings, quarterly report review and other professional accounting related matters, For the year ending December 31, 2009, the Company paid $6,000 office rent to Deborah Resources Ltd. and $30,000 management fees to Freeway Properties Inc., and both companies are controlled by the Managing Director, John Lepinski. During the year ending December 31, 2009, the Company paid Mr. Lepinski,$50,000 as part of the indemnity settlement and agreed to pay an additional $600,000 plus interest at 6% per annum from April 18, 2009 (See note 7 of the December 31, 2009 Financial Statements. The Company paid $35,917 (2008- $32,380) to Allihies Engineering Inc. for technical services, which is a company held by director and president Corby Anderson.

Outstanding share data

As of April 15, 2010, there were 80,892,537 common shares outstanding.

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

These new standards revise and enhance the disclosure requirements, and carry forward, substantially unchanged, the presentation requirements. Sections 3862 and 3863 emphasize the significance of financial instruments for the entity’s financial position and performance, the nature and extent of the risks arising from financial instruments, how these risks are managed. The Company has included these required disclosures in Note 13 to the financial statements.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2009

Capital disclosures:
Effective October 1, 2007, the Company implemented the new CICA accounting section 1535 (Capital Disclosures). Section 1535 specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included these disclosures in note 12 to the financial statements.

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

Additional Disclosure

On April 25, 2006, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. As of April 15, 2010, this action remains unresolved.

West Coast Environmental and Engineering (WCE) has completed the independent, National Instrument 43-101 compliant preliminary feasibility study (PFS) in June 2009 covering the Getty North and Getty South claims (together the “Getty Project”). This PFS has been filed on www.SEDAR.com as a technical report. WCE is a consulting and engineering firm comprised of independent, qualified technical personnel with multiple disciplines who are professionally registered and certified. The Getty Project is located in the Highland Valley near Logan Lake, British Columbia, in the Kamloops Mining Division of British Columbia, Canada. The Highland Valley area is a well known mining district that has historically produced copper and molybdenum, since 1962. Production of these metals as well as by-product gold is carried out today by Teck's Highland Valley Copper mine located in the immediate vicinity of the Getty Project.

The purpose of the PFS was to provide estimates of copper and molybdenum resources and probable reserves in accordance with Canadian Institute of Mining and Metallurgy standards within the Getty North and South deposits, prepare preliminary mining and processing plans, and perform an economic analysis to determine the feasibility of the project on a 100% project basis (meaning the PFS includes 100% of the Getty South claims although it is only 50% owned by Getty and 50% owned by Robak Industries Ltd., a private company owned by John Lepinski, a director of Getty).

A summary of the updated copper and molybdenum Indicated and Inferred Mineral Resource estimates determined independently by WCE in the PFS for both the Getty North and Getty South deposits are provided below in Table 1-1. These resources were modeled by Mr. Ed Switzer using MineSight software and were reviewed by the NI 43 101 Technical Report signatory QP's Mr. Craig Parkinson, Mr. Todd Fayram and Mr. Paul Gann. As seen, a total of 86.561 million tonnes of Indicated Resources at an average copper grade of 0.400 % Cu has been determined by WCE. An additional 22.097 million tonnes of Inferred Resources at a copper grade of 0.352 % Cu has been determined by WCE. The inferred resources cannot be and were not used in the PFS calculations.

     GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2009

Table 1-1 Summary of Getty Indicated and Inferred Mineral Resource Estimates.

Deposit	Indicated Resources (millions of tonnes)	Grade
		Cu %	Mo%
North	49.691	0.397	0.005
South	36.870	0.405	No Data
Total	86.561	0.400	---
Deposit	Inferred Resources (millions of tonnes)	Grade
		Cu %	Mo%
North	8.089	0.419	0.005
South	14.008	0.314	No Data
Total	22.097	0.352	---

The key assumptions and parameters used in the Getty Project mineral resource and reserve estimates are as follows:

Specific gravity for: Getty North = 2.6 Getty South = 2.76;
Pit Slope = 52 degrees overall; Overall Stripping Ratio = 2.6 Waste to Ore
The strip ratio is 2.3::1 in the south, 2.8::1 in the north.
Mining Cost = $1.60 CDN/average per tonne both ore and waste;
Processing Cost = $12.94 CDN/tonne ore;
General and Admin = $0.76 CDN/tonne ore;
Copper Price = $3.91CDN/lb ($ 3.29 US/lb) using a 36-Month Trailing Average;
Molybdenum Price (MoO3) = $34.87 CDN/lb using a 36-Month Trailing Average deescalated to $17.53 CDN/lb by year 7 of the project life;
Copper Recovery = 91%. Molybdenum Recovery = 50%. (These metallurgical recoveries are based on multiple test results and industrial operating data).
PFS includes 100% of the Getty South claims although it is only 50% owned by Getty

A summary of the updated copper and molybdenum Probable Mineral Reserve estimates determined independently by WCE in the PFS for both the Getty North and Getty South deposits are provided in Table 1-2. These resources were computer modeled by Mr. Ed Switzer and vetted by the NI 43 101 Technical Report signatory QP's Mr. Craig Parkinson, Mr. Todd Fayram and Mr. Paul Gann. As seen, a total of 86.561 million tonnes of Probable Mineral Reserves at a copper grade of 0.400 % Cu and a cutoff grade of 0.17% Cu has been determined by Mr. Switzer. Using the following: Mine Cost @ $1.60 CDN, Plant Cost $12.94 CDN, G&A $0.64 CDN, Copper Price $3.91 CDN per pound, Copper Recovery 91%.

Table 1-2 Summary of Getty Probable Mineral Reserve Estimates.

Deposit	Probable Reserves (millions of tonnes)	Grade
		Cu %	Mo%
North	49.691	0.397	0.005
South	36.870	0.405	No Data
Total	86.561	0.400	---

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2009

In addition, WCE recommends the further exploration with a view to expansion of both the Getty North and Getty South deposits. The Getty North property is comprised of 26 mineral claims located in south central British Columbia, Canada near latitude 50° 34' 15" North and longitude 121° 0' 3" West. To date diamond drilling on the Getty North property totals approximately 46,490 meters in 210 holes and percussion drilling totals approximately 5724 meters in 74 holes. In addition, 23 kilometers of induced polarization surveys, 23 kilometers of geochemical soil sampling surveys and detailed geological mapping has been conducted. The Getty North deposit is recommended by WCE to be developed laterally to the west, southwest and northeast of the deposit and also in the deeper sulphide zone. The deeper resources appear to occur within the continuous shoots that are amenable to open-pit mining followed by rubber tire underground mining methods. Additional drilling and sampling will likely increase the tonnage and grade estimates of the Getty North deposit as well as raise the resources to a higher category.

The Getty South property is currently 50% owned and 100% controlled by Getty Copper Inc. and 50% owned by Robak Industries Ltd., a related party. The parties operate the Getty South under a 2002 agreement which gives Getty discretion over spending and operations on the property. Getty carries Robak’s share of expenses with any carried amounts to be recovered by Getty in priority to Robak in the event of commercial production from Getty South. The Getty South property is comprised of 22 Crown granted mining claims, located in south central British Columbia, Canada on map sheet 921/056 near latitude 50° 32' 32" North and longitude 120° 59' 28". The Getty South property has been explored with almost 400 meters of surface trenching, approximately 20,353 meters of diamond drilling from surface and underground sites and 1,719 meters of underground workings. Most recently, an exploration program composed of 13 reconnaissance diamond drill holes and 15 surface trenches with a total length of 1,572 meters were completed in 1996 and 1997. The Getty South deposit is recommended by WCE to be further explored with particular attention given to the west, northeast and southeast areas to fill in gaps identified in the mine model that would potentially increase the probable reserves of the deposit. Like the Getty North deposit, the deeper resources appear to occur within continuous shoots that should be amenable to open-pit mining followed by rubber tire underground mining methods. Proper in-fill drilling, trenching and bulk sampling should be conducted to reclassify the resource at a potentially higher category. Additional deep-level-in-fill and exploratory drilling is also recommended to examine the vertical and lateral extent of copper mineralization in the underlying sulphide zone.

The financial aspects and indicators for the Getty Project have been determined by using cash flow analysis to evaluate the capital and operating costs generated for the development, operation and closure for the estimated life of the Getty Project. A 12 month pre-production period is proposed to allow for capital outlay, pre-stripping and mine development. The Getty Project would have an estimated mine life of 17 years given the reserves independently determined by WCE in the PFS report. This assumes a nominal 15,000 tonnes of ore mined per day with an open-pit mining operation. The Getty ores would be treated with conventional crushing, grinding and flotation to produce bulk copper and molybdenum containing concentrates. The flotation tailings, which contain the oxide fraction of the copper ore, would then be treated by industrially proven, acidic vat leaching for copper recovery. The combined copper and molybdenum flotation concentrate will be pressure leached utilizing industrially-proven, nitrogen species catalyzed (NSC) pressure oxidation. Conventional copper solvent extraction and electrowinning would be used to produce on site LME quality electrowon copper metal cathodes. The leached molybdenum would be recovered via hydrometallurgical processing to produce molybdenum trioxide on site. A sodium sulphate by product will also be produced and sold. In addition, the Getty hydrometallurgical plant has been sized with extra process capacity to accommodate the treatment of outside custom copper and molybdenum concentrates. Overall, the designed production capacity of the Getty Project metallurgical facilities is estimated to be 30,000 tonnes of copper metal cathode and 2,250 tonnes of molybdenum trioxide per annum. Further, based on the financial and technical outcomes of metallurgical process detailed in the WCE PFS, Getty Copper Inc. is no longer planning to use Innovat Limited's hydrometallurgical technology or pursue an exclusive agreement to do so.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2009

Revenues from on-site copper cathode and molybdenum trioxide production and sales are based on an overall metallurgical recovery of 91% Cu and 50% Mo over the life of the mine and using a three-year trailing average copper and molybdenum market price of $3.91 CDN ($ 3.29 USD) and $34.87 CDN per pound respectively. The three year average price structure utilized reflects the criteria commonly employed for United States Securities and Exchange Commission (SEC) reserve estimations, under Guideline 7. Under SEC guidelines all required production permits must be in hand before mineralization can be classified as reserves. In addition, over the life of the mine the molybdenum price is deescalated by WCE in the PFS to a final price of $17.53 CDN per pound.

Overall cash operating costs for the Getty Project including mining, processing and support are estimated at $19.47 CDN per tonne of ore. The capital cost for the Getty Project is estimated at $428.2 million CDN with $18.98 million CDN in sustaining capital required over the life of the mine. Overall, WCE calculates the Getty Project has a pre tax Net Present Value (NPV) of $655.3 million CDN at a 0 % discount rate.(For comparison, at a discount rate of 2% the pre tax NPV is $ 493.6 million CDN and at a discount rate of 4 % the pre tax NPV is $ 368.4 million CDN). The estimated time to payback the capital expenditure is about 5.46 years at no imputed interest. The total net cash flow for the project is estimated at $655.3 million CDN while the Internal Rate of Return (IRR) is 16.44%. Further, a comprehensive economic sensitivity analysis was performed by WCE. The copper price (and of course, the copper grade) along with operating cost, were found to have the most impact on the project economics. At a drop of 20% in copper price the pre tax NPV is $ 190.2 million CDN while at a drop of 10% in the copper price the pre tax NPV is $ 424.9 million CDN. Correspondingly, a rise in copper price of 10% increases the pre tax NPV to $ 884.0 million CDN. As seen in Figure 1-1 below, the most important economic drivers are copper grade, copper price and operating cost. . These figures do not represent the Getty-only values as the 50% carried interest of Robak has not been separately accounted for.

Figure 1-1. Sensitivity Analysis Pre Tax NPV (0%).

As seen in Figure 1-1, the two most important economic drivers for the project NPV are operating cost and copper ore grade and price. It is anticipated by Getty with further immediate exploration and confirmatory drilling and analysis the total resource and reserve tonnage can be increased along with by product credits for recoverable molybdenum, silver and gold. The by product credits would serve to in effect increase the copper ore grade and price and greatly enhance the project NPV. As well, increasing the mining and processing at higher annual rates because of a larger confirmed resource and reserve will lower the operating costs by the concept of economies of scale and also impact the project impact in a very positive manner.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2009

The project is subject to a 1½% net smelter return royalty in favour of Robak Industries Ltd which was taken as a direct cost.

The project is subject to an environmental review by provincial and federal regulatory agencies and before any commercial production can be achieved a permit under the Mines Act of British Columbia will need to be obtained. The report contemplates reclamation and closure costs of $8,680,000 CDN.

Net Revenue will be subject to federal income at the rate of 21.6% of net income with an allowance for mining royalties. Provincial Income tax is charged at the rate of 14.36% of net income less provincial mining tax of 13%. (Property taxes were included in the model)

Summary and Outlook

The Company is a British Columbia company engaged in the business of mineral exploration in the Highland Valley of British Columbia. The Company does not have any properties that are in production or that contain a proven reserve.

The Company’s main focus is to concentrate on seeking exploration funding or a joint venture partner to advance the status of the Getty North and Getty South deposits.

Additional Information

Additional information relating to the company, its activities and operations is available on SEDAR www.sedar.com.

ITEM 18	FINANCIAL STATEMENTS

In lieu of responding to this Item, the Registrant has elected to respond to Item 17 of this annual report on Form 20-F.

ITEM 19	EXHIBITS

Exhibit Number	Document Description	Date
1.1†	Certificate of Incorporation of Getty dated September 23, 1985.	June 1998
1.2†	Certificate of Change of Name dated November 12, 1992.	June 1998
1.3†	Bylaws of Getty dated September 23, 1985.	June 1998
4.16†	Management Agreement dated July 1, 1995, between Getty and Freeway Properties Inc.	June 1998
4.17†	Incentive Stock Option Agreements dated June 9, 1995, between Getty and various Optionees.	June 1998
4.25†	Escrow Agreement (BC) dated October 29, 1985 between Getty, Getty’s shareholders, and Yorkshire Trust Company of Canada.	June 1998
4.26†	Escrow Agreement (BC) dated June 1, 1993 between Getty, Robak Industries Ltd., Masco Capital Inc., and Montreal Trust Company of Canada.	June 1998
4.27†	KHA Resource Modeling Inc. Memo Report on Getty North dated December 18, 1997.	June 1998
4.28†	Consent of KHA Resource Modeling Inc. dated December 17, 1997.	June 1998
4.29†	Bill of Sale Absolute dated April 11, 1998 between Robak Industries Ltd. and Getty.	June 1998
4.30†	Escrow Release	June 1999
4.31†	Mineral Property Interest Sale Agreement November 8, 2002	July 2004
4.32†	Letter from Computershare, Escrow Release August 25, 2003	July 2004
4.33†	Highland Valley Copper – Memorandum of Understanding December 18, 2003	July 2004
4.34†	Flow Through Private Placement Agreement December 2003	July 2004
4.36†	June 2004 Private Placement $300,000	July 2004

Exhibit Number	Document Description	Date
4.37†	Private Placement Subscription Agreement May 2005	August 2005
16.04†	Private Placement Subscription Agreement January 2006	June 2006
18.03†	Private Placement Subscription Agreement May 2006	June 2007
18.04†	Private Placement Subscription Agreement May 2007	June 2007
12.1	Section 302 of the Sarbanes-Oxley Act CEO Certification	June 29, 2010
12.2	Section 302 of the Sarbanes-Oxley Act CFO Certification	June 29, 2010
13.1	Section 906 of the Sarbanes-Oxley Act CEO Certification	June 29, 2010
13.2	Section 906 of the Sarbanes-Oxley Act CFO Certification	June 29, 2010

† Previously filed.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GETTY COPPER INC.

Per:

“Corby G. Anderson”
Corby G. Anderson
President, CEO, COO

DATED: June 23, 2010

Exhibit 12.1

Section 302 of the Sarbanes-Oxley Act of 2002
CEO Certification

I, Corby G. Anderson, certify that:

1.	I have reviewed this annual report on Form 20-F of Getty Copper Inc. (the “Company”);

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

Date: June 23, 2010

/s/ “Corby G. Anderson”
Corby G. Anderson
President & Chief Executive Officer

Exhibit 12.2

Section 302 of the Sarbanes-Oxley Act of 2002
CFO Certification

I, Donald Willoughby, certify that:

1.	I have reviewed this annual report on Form 20-F of Getty Copper Inc. (the “Company”);

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

Date: June 23, 2010

/s/ “Donald Willoughby”
Donald Willoughby
Chief Financial Officer

Exhibit 13.1

Section 906 of the Sarbanes-Oxley Act of 2002
CEO Certification

In connection with the annual report of Getty Copper Inc. (the “Company”) on Form 20-F for the fiscal year ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Corby G. Anderson, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ “Corby G. Anderson”

Name: Corby G. Anderson
Title: President & Chief Executive Officer
June 23, 2010

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

Exhibit 13.2

Section 906 of the Sarbanes-Oxley Act of 2002
CFO Certification

In connection with the annual report of Getty Copper Inc. (the “Company”) on Form 20-F for the fiscal year ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Donald Willoughby, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ “Donald Willoughby”

Name: Donald Willoughby
Title: Chief Financial Officer
June 23, 2010

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