Form 20-F/A
period 2009-12-31
GETTY COPPER INC
filed 2011-02-18
CIK 1052204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

PFS

Means the Preliminary Feasibility Study of the Getty Property dated June 9, 2009 and as amended May 3, 2010, authored by West Coast Environmental and Engineering (WCE) of Ventura and Nevada City, California and filed at www.SEDAR.com

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

EXPLANATORY NOTE

This amendment to our annual report on Form 20–F is being filed in response to guidance that we have received from staff at the U.S. Securities and Exchange Commission. The key revisions that are included in this amendment consist of additional disclosure in Item 4.B. Information on the Registrant – Business Overview. In particular, disclosure has been added to that section under the new sub-heading “Certain Assumptions and Parameters Used in the Getty Project Mineral Resource and Reserve Estimates” to clarify that: (a) due in part to the collapse in the price of copper during the recent financial crisis, and in response to guidance received from technical staff at the British Columbia Securities Commission, an updated economic analysis for the Getty Project was included in the amended and restated Preliminary Feasibility Study (“PFS”) completed in May 2010; (b) the updated base case for economic analysis was prepared using a copper price of CDN$3.24 ($2.99 USD) per pound rather than the original copper price of CDN$3.55 per pound ($ 3.29 USD per pound); (c) although the amended and restated PFS included revised mineral resource and reserve estimates which are disclosed in this annual report, it was not deemed necessary to update the mineral resource and reserve estimates using new parameters – such as the lower copper price of CDN$3.24 ($2.99 USD) per pound; (d) the Management’s Discussion and Analysis for the year ended December 31, 2009 (the “MD&A”), which is included under Item 17 of this annual report, is a historic document prepared in accordance with applicable Canadian securities regulations and filed on SEDAR on April 30, 2009, and that the MD&A therefore includes disclosure of mineral resource and reserve estimates for the Getty Project which do not reflect new data presented in the subsequent amended and restated PFS completed in May 2010 and (e) any inconsistencies in the mineral resource and reserve estimates disclosed in this annual report and the MD&A therefore should be resolved by reference to the more up to date information contained in this annual report.

In addition, in the course of management’s review of this amendment to our Form 20-F, it was discovered that certain typographical errors were introduced into the audited financial statements included in the originally filed Form 20-F which did not appear in the audited financial statements as filed on SEDAR on April 30, 2010. Specifically:

(a)
on the Statements of Operations, Deficit and Comprehensive Loss (page F-4), Expenses – Bank charges, & interest for the years ended December 31, 2009, 2008 and 2007 were incorrectly reported in the originally filed Form 20–F as, respectively, $323163, $32370 and $323108; the correct figures, as disclosed in this amendment to our Form 20–F, are, respectively, $163, $70 and $108; and

(b)
on the Statement of Cash Flow (page F–5), Cash flows from (used in) financing activities – Private placements, net of issue costs for the year ended December 31, 2008 was incorrectly reported in the originally filed Form 20–F as $337,127; the correct figure, as disclosed in this amendment to our Form 20–F, is $377,127.

These typographical errors appear to have been introduced during the EDGAR conversion process.

All other financial and non-financial information in the originally filed Form 20-F for the reported periods remain unchanged.

This Form 20–F/A does not reflect events occurring after the filing of the original Form 20-F, or modify or update the disclosure therein in any way other than as required to reflect the amendments set forth herein. Readers are cautioned to review our Company’s Exchange Act filings subsequent to the filing of the original Form 20-F, including, without limitation, materials furnished to the U.S. Securities and Exchange Commission on Form 6-K.

Pursuant to SEC rules, included as Exhibits 12.1, 12.2, 13.1 and 13.2 to this Form 20-F/A are currently dated certifications of our Company’s Chief Executive Officer and Chief Financial Officer.

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

West Coast Environmental and Engineering (WCE) of Ventura and Nevada City, California, completed a Preliminary Feasibility Study (the “PFS”) dated June 9, 2009 according to Canadian National Instrument 43-101 (Disclosure Standards for Mineral Projects). The Registrant caused the original PFS to be filed on the System for Electronic Document Analysis and Retrieval (commonly known as “SEDAR”) on July 9, 2009.  In response to guidance received from technical staff at the British Columbia Securities Commission, the Registrant caused WCE to amend the PFS as of May 3, 2010.  The amended and restated PFS was filed on SEDAR on May 25, 2010.  SEDAR is the electronic document filing system maintained on behalf of the Canadian Securities Administrators to facilitate mandated continuous disclosure by public companies in Canada, and is accessible on the internet at http://www.sedar.com.  The PFS is a pre-feasibility report and readers are reminded that its conclusions are broad in nature and remain subject to the requirements for detailed engineering in a (final) feasibility report prepared in accordance with industry and regulatory requirements.

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

The PFS was carried out by WCE under the direction of Mr. Craig Parkinson P.Geo, the Qualified Person responsible for this study. As the Getty North NI 43-101 compliant resource has been updated with molybdenum values, WCE reports that the processing plan is proposed to be altered to effectively accommodate the molybdenum resource. To facilitate effective recovery of the molybdenum resource, the option of dump and heap leaching of oxide ores has now been replaced by a flotation tailings leach system. This methodology is anticipated to allow maximum potential utilization of the updated Getty resources, and is analogous to other recent and successfully operating global hydrometallurgical production facilities. Further, given the current global limited molybdenum roasting capacity, the Registrant is now investigating incremental added capacity in the hydrometallurgical pressure oxidation and metal recovery circuits for potential on-site custom processing of outside copper and molybdenum concentrates from other entities with available materials. In particular, the hydrometallurgical process plant evaluated for the Getty Project should allow treatment of much lower grade combined bulk copper and molybdenum concentrates, which could be a significant advantage over current molybdenum concentrate production and roasting practices. The PFS proposals for producing copper concentrates and cathode copper may not be economically achievable even though the testing and planning to date indicate that the copper cathode could potentially be produced using the planned processes.

The PFS for copper molybdenum resources, for both Getty North and Getty South are as follows.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources

The following table uses the terms “measured resources” and “indicated resources”. We advise U.S. investors that while these terms are recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the SEC does not recognize these terms. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC defined reserves. See “Risk Factors”.

Deposit	Indicated Mineral Resources (millions of tonnes)	Grade
		Cu %	Mo %
North	69.258	0.370	0.005
South	45.148	0.377	No Data
Total	114.406	0.373	---

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

The following table uses the terms “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a mineral reserve. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Deposit	Inferred Mineral Resources	Grade
		Cu %	Mo %
North	18.166	0.271	0.005
South	23.593	0.278	No Data
Total	41.759	0.275	---

Total Getty Copper Project Life of Mine Cash Cost Per Pound of Copper are Approximately $ 2.03 USD/lb.

A summary of the updated copper and molybdenum Probable Mineral Reserve estimates determined independently by WCE in the PFS for both the Getty North and Getty South deposits are provided in the following table. These resources were computer modeled by Mr. Ed Switzer and vetted by the NI 43-101 Technical Report signatory QP's Mr. Craig Parkinson, Mr. Todd. As seen, a total of 86.561 million tonnes of Probable Mineral Reserves at a copper grade of 0.400 % Cu and a cutoff grade of 0.17 % Cu has been determined by Mr. Switzer.

Cautionary Note to U.S. Investors Concerning Estimates of Reserves

The following table uses the term “probable reserves”. We advise U.S. investors that such mineral reserve estimates have been calculated in accordance with National Instrument 43–101 Standards of Disclosure for Mineral Projects, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the Exchange Act), as interpreted by the staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of probable reserves used in National Instrument 43–101 differ from the definition in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, U.S. investors are cautioned that the probable reserve estimates presented in this annual report, while in compliance with Canadian standards and regulations, may not meet the requirements of reserve disclosure under SEC guidelines.

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

The price of copper first collapsed during the recent financial crisis, then recovered in 2009 as a result of improving economic conditions. At US$3.00 per pound copper prices are currently below the amount required for the Getty Property to be economically feasible. There is no way to predict future metal prices and therefore current prices may not reflect future prices and this may have a bearing on the time frame that would be required to place any mineral deposit that may be located on the property into commercial production. The Registrant continues its efforts to move the properties into the development stage to take advantage of the current demand for copper.

Certain Assumptions and Parameters Used in the Getty Project Mineral Resource and Reserve Estimates

Cautionary Note to U.S. Investors Concerning Canadian Mineral Disclosure Standards

This section refers to probable mineral reserve estimates that have been calculated in accordance with National Instrument 43–101 Standards of Disclosure for Mineral Projects, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the Exchange Act), as interpreted by the staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definition of probable reserves used National Instrument 43-101 differs from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, U.S. investors are cautioned that the reserves presented in this annual report while in compliance with Canadian standards and regulations, may not meet the requirements of reserve disclosure under SEC guidelines.

In addition, this section use the terms “indicated resources” and “inferred resources”. While these terms are recognized and required by Canadian regulations (under National Instrument 43-101), the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian securities legislation, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, or economic studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The Getty Project mineral resource and reserve estimates are based on evaluations conducted in 2007 and February 2008. The key assumptions and parameters used in the Getty Project mineral resource and reserve estimates are as follows:

Specific gravity for: Getty North = 2.6 Getty South = 2.76;
Pit Slope = 52 degrees overall; Overall Stripping Ratio = 2.6 Waste to Ore
The strip ratio is 2.3 to 1 in the South, 2.8 to 1 in the North.
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

The copper and molybdenum prices referred to immediately above are based on a 36-month trailing average analysis with an ending date of December 31, 2008. Due in part to the collapse in the price of copper during the recent financial crisis, and in response to guidance received from technical staff at the British Columbia Securities Commission, an updated economic analysis for the Getty Project was included in the amended and restated PFS completed in May 2010. Among other things, an updated base case for economic analysis was prepared using a copper price of CDN$3.24 ($2.99 USD) per pound. Although the amended and restated PFS included revised mineral resource and reserve estimates which are disclosed in this annual report, it was not deemed necessary to update the mineral resource and reserve estimates using new parameters - such as the lower copper price of CDN$3.24 ($2.99 USD) per pound - in part because copper prices recovered during late 2009 and early 2010 as a result of improving economic conditions.

The amendments made to the PFS dated June 9, 2009, which were incorporated into the amended and restated PFS completed as of May 3, 2010, took into account the following factors, among others:

  Indicated and inferred mineral resources were originally bounded within the original pit boundaries. The amended and restated PFS updated the indicated and inferred resource to include all mineralization that had reasonable prospects for economic extraction under favourable economic conditions, thus resulting in an increase in both the indicated and inferred mineral resources. The indicated resource blocks within the preliminary pit design were designated as the probable mineral reserves.

  There were no changes to the reserves estimated in the original PFS dated June 9, 2009.

  The PFS dated June 9, 2009 used 60% of the 3 year trailing average and 40% of the 2 year forward average to project the copper metal price (US$3.29), and a deescalating molybdenum price based on a long term projected molybdenum prices (US$29.33 deescalating to US$14.75). Due to the precipitous drop in metal prices referred to above, the long term copper price was dropped to US$2.99 in preparing the base case for economic analysis included in the amended and restated PFS. Molybdenum pricing was reviewed and updated to an escalating future price using a price starting at US$18.00 escalating to US$22.35

  In preparing the base case for economic analysis included in the amended and restated PFS, the cash flow analysis was reviewed and changed as appropriate due to the development of more accurate numbers in certain categories and the appropriate change in contingency for those numbers.

Readers are cautioned that the Management’s Discussion and Analysis for the year ended December 31, 2009 (the “MD&A”), which is included under Item 17 of this annual report, is a historic document that was prepared in accordance with applicable Canadian securities regulations and filed on SEDAR on April 30, 2009. Accordingly, the MD&A includes disclosure of mineral resource and reserve estimates for the Getty Project which do not reflect new data presented in the subsequent amended and restated PFS completed in May 2010. Any inconsistencies in the mineral resource and reserve estimates disclosed in this annual report and the MD&A, therefore should be resolved by reference to the more up to date information contained in this annual report.

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

The following table is a breakdown of the Registrant’s deferred exploration and development costs on the Getty Properties to the dates indicated:

December 31,
Activity	2009	2008	2007	2006
Drilling	4,715,326	4,715,326	$4,715,326	$4,715,326
Environmental	254,456	254,456	254,456	254,456
Pre Feasibility Study	516,506	492,574	226,428	166,709
Geoscience	3,118,740	3,116,258	3,073,793	2,986,698
Metallurgy	987,113	987,113	987,113	1,059,514
Assay	624,667	624,642	624,094	623,775
Other Costs	2,036,183	1,996,267	1,940,295	1,904,050

Provision for impairment	(9,514,843)	(9,514,843)	(9,514,843)	(9,514,843)
Totals	$2,738,148	$2,671,793	$2,306,662	$2,195,685

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

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
April 27, 2010

GETTY COPPER INC.

BALANCE SHEETS

(stated in Canadian dollars)

ASSETS	Dec. 31, 2009	Dec. 31, 2008
Current
Cash and cash equivalents	$294,722	$716,313
Accounts receivable	22,291	2,212
Prepaid expenses	17,993	25,203
	335,006	743,728
Mineral rights (note 5)	4,418,618	4,352,263
Property, building and equipment (note 6)	135,109	140,536
	$4,888,733	$5,236,527
LIABILITIES
Current
Accounts payable and accrued liabilities	$335,684	$382,441
Current portion of mortgage payable (note 8)	2,856	2,653
	338,540	385,094
Indemnity (note 7 )	625,348	-
Mortgage payable (note 8)	82,658	85,514
	708,006	85,514
	1,046,546	470,608
Commitments and contingencies (note 14)
SHAREHOLDERS’ EQUITY
Share capital (note 10)	21,409,542	21,409,542
Contributed surplus (note 11)	1,204,025	1,043,787
Deficit	(18,771,380)	(17,687,410)
	3,842,187	4,765,919
	$4,888,733	$5,236,527
Continuance of operations (note 2)

Approved by the Directors

“Donald R. Willoughby”,

“Corby Anderson”,

See accompanying notes to Financial Statements

GETTY COPPER INC.

STATEMENTS OF OPERATIONS, DEFICIT AND COMPREHENSIVE LOSS

(stated in Canadian dollars)

Year Ending December 31

	2009	2008	2007
Revenue
Rent	-	2,243	$2,264

Expenses
Amortization	1,094	1,369	1,826
Bank charges & interest	163	70	108
Filing fees	16,241	14,657	11,594
Interest - long term	31,771	6,612	6,786
Insurance	2,759	2,618	2,520
Management fees	30,000	30,000	30,000
Marketing & promotion	1,383	2,463	29,429
Office & miscellaneous	8,063	9,079	25,154
Professional fees	771,049	80,424	1,046,961
Property tax	5,394	5,401	5,442
Rent	6,000	11,790	9,190
Stock option compensation	160,238	90,867	95,457
Telephone	8,852	8,096	8,159
Transfer fees	7,137	6,990	8,535
Travel	4,198	9,434	16,448
Wages & benefits	36,679	35,715	35,477

Interest	(7,051)	(16,618)	(10,138)
	1,083,970	298,967	1,322,948
Net loss before other item	(1,083,970)	(296,724)	(1,320,684)

Legal Settlements (note 14)	-	-	(896,319)

Net loss and comprehensive loss	(1,083,970)	(296,724)	(2,217,003)

Deficit, beginning	(17,687,410)	(17,390,686)	(15,173,683)
Deficit, ending	(18,771,380)	(17,687,410)	(17,390,686)
Loss per share	$(0.01)	$(0.004)	$(0.04)

Number of common shares outstanding	80,892,537	78,901,928	62,285,360

See accompanying notes to Financial Statements

GETTY COPPER INC.

STATEMENT OF CASH FLOW

(stated in Canadian dollars)

Year Ending December 31,

	2009	2008	2007
Cash flows from (used in) operating activities
Net loss for the year	$(1,083,970)	$(296,724)	$(2,217,003)
Add: Items not involving cash
Amortization – administration	1,094	1,369	1,826
Shares for debt legal settlement	-	-	493,750
Stock option compensation	160,238	90,867	95,456

Net change in non-cash working capital balances
Decrease (increase) in accounts receivable	(20,079)	3,090	9,510
Decrease (increase) in prepaid expenses	7,210	(22,552)	26,120
Increase (decrease) in accounts payable	112,384	(616,535)	91,377
Increase (decrease) in indemnity payable	625,348	-	-
	(197,775)	(840,485)	(1,498,964)
Cash flows from (used in) financing activities
Mortgage principal repayments	(2,653)	(2,464)	(2,290)
Private placements, net of issue costs	-	377,127	1,272,061
Cash received from subscriptions (note 9)	-	-	620,000
Warrants exercised	-	488,045	22,163
Stock incentive options exercised	-	-	118,750

	(2,653)	862,708	2,030,684
Cash flows used in investing activities
Acquisition of equipment	(886)	-	(891)
Exploration costs	(220,277)	(61,839)	(272,955)
	(221,163)	(61,839)	(273,846)
Net increase (decrease) in cash	(421,591)	(39,616)	257,874

Cash and cash equivalents
Beginning of period	716,313	755,929	498,055

Cash and cash equivalents
End of period	$294,722	$716,313	$755,929

Supplemental disclosure:

Cash used in operating activities includes:
Interest paid	$31,771	$6,612	$6,786
Interest received	$7,051	$16,618	$10,138

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

All Getty mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak.

6.	Property, building and equipment

	December 31, 2009			December 31, 2008
	Cost	Accumulated Amortization	Net	Net

Automotive equipment	$29,318	$29,053	$265	$378
Computer equipment	98,540	97,314	1,226	982
Computer software	74,359	74,359	–	–
Office equipment	54,407	49,985	4,422	5,527
Portable buildings	12,112	12,112	–	–
Building	178,124	71,250	106,874	111,327
Land	22,322	–	22,322	22,322
	469,182	334,073	135,109	140,536

7.	Indemnity payable

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
$5,843,000

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

(stated in Canadian dollars)

10.	Share capital

a)	Authorized: Unlimited number of common shares

b)	Issued:

	Shares	Amount
Balance, December 31, 2007	67,638,907	$19,924,370

Shares issued by private placement	10,000,000	1,000,000
Warrants exercised	3,253,630	488,045
Share issue costs	–	(2,873)
Balance December 31, 2008 and 2009	80,892,537	$21,409,542

In January 2008, the Company closed a non-brokered private placement for 10,000,000 shares at $0.10 per share, for proceeds of $1,000,000. Of this aggregate amount a total of $620,000 had been received during 2007.

Share purchase options – continuity
Expiry Date	Exercise Price	Number of Options Dec 31, 2008	Issued	Exercised	Cancelled	Number of Options Dec. 31, 2009
July 20, 2010	0.25	1,000,000	–	–	(1,000,000)	–
August 15, 2010	0.25	200,000	–	–	(200,000)	–
May 16, 2013	0.20	1,475,000	–	–	(1,475,000)	–
August 14, 2014	0.10	–	3,325,000	–	–	3,325,000
		2,675,000	3,325,000	–	(2,675,000)	3,325,000
Weighted average price		$0.22	$0.10	–	$0.22	$0.10
Weighted average remaining life		3.39				4.62

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

11.	Contributed surplus

The continuity of contributed surplus is as follows:

	2009	2008

Balance, beginning of year (January 1, )	1,043,787	952,920
Stock-based compensation	160,238	90,867
Fair value of options exercised	–	–
Balance at Dec 31,	1,204,025	1,043,787

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

	2009	2008	2007
Accounts payable	$–	$6,150	$60,861
Indemnity (Note 7)	$625,348	$–	$–
Exploration and development costs incurred	$35,917	$32,381	$12,885

Expenses:
Management fees	$30,000	$30,000	$30,000
Professional fees	$17,083	$17,976	$174,498
Rent	$6,000	$6,000	$6,000
Travel	$–	$1,110	$–

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

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2009

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

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2009

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

Additional Information

Additional information relating to the company, its activities and operations is available on SEDAR www.sedar.com.

ITEM 18	FINANCIAL STATEMENTS

In lieu of responding to this Item, the Registrant has elected to respond to Item 17 of this annual report on Form 20-F.

ITEM 19	EXHIBITS

Exhibit Number	Document Description	Date
1.1†	Certificate of Incorporation of Getty dated September 23, 1985.	June 1998
1.2†	Certificate of Change of Name dated November 12, 1992.	June 1998
1.3†	Bylaws of Getty dated September 23, 1985.	June 1998
4.16†	Management Agreement dated July 1, 1995, between Getty and Freeway Properties Inc.	June 1998
4.17†	Incentive Stock Option Agreements dated June 9, 1995, between Getty and various Optionees.	June 1998
4.25†	Escrow Agreement (BC) dated October 29, 1985 between Getty, Getty’s shareholders, and Yorkshire Trust Company of Canada.	June 1998
4.26†	Escrow Agreement (BC) dated June 1, 1993 between Getty, Robak Industries Ltd., Masco Capital Inc., and Montreal Trust Company of Canada.	June 1998
4.27†	KHA Resource Modeling Inc. Memo Report on Getty North dated December 18, 1997.	June 1998
4.28†	Consent of KHA Resource Modeling Inc. dated December 17, 1997.	June 1998
4.29†	Bill of Sale Absolute dated April 11, 1998 between Robak Industries Ltd. and Getty.	June 1998
4.30†	Escrow Release	June 1999
4.31†	Mineral Property Interest Sale Agreement November 8, 2002	July 2004
4.32†	Letter from Computershare, Escrow Release August 25, 2003	July 2004
4.33†	Highland Valley Copper – Memorandum of Understanding December 18, 2003	July 2004
4.34†	Flow Through Private Placement Agreement December 2003	July 2004
4.36†	June 2004 Private Placement $300,000	July 2004

4.37†	Private Placement Subscription Agreement May 2005	August 2005
16.04†	Private Placement Subscription Agreement January 2006	June 2006
18.03†	Private Placement Subscription Agreement May 2006	June 2007
18.04†	Private Placement Subscription Agreement May 2007	June 2007
12.1	Section 302 of the Sarbanes-Oxley Act CEO Certification	February 17, 2011
12.2	Section 302 of the Sarbanes-Oxley Act CFO Certification	February 17, 2011
13.1	Section 906 of the Sarbanes-Oxley Act CEO Certification	February 17, 2011
13.2	Section 906 of the Sarbanes-Oxley Act CFO Certification	February 17, 2011

† Previously filed.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GETTY COPPER INC.

Per:

/s/ Corby G. Anderson
Corby G. Anderson
President, CEO, COO

DATED: February 17, 2011

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

Date: February 17, 2011

/s/ Corby G. Anderson
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

Date: February 17, 2011

/s/ Donald Willoughby
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

/s/ Corby G. Anderson

Name: Corby G. Anderson
Title: President & Chief Executive Officer
February 17, 2011

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

/s/ Donald Willoughby

Name: Donald Willoughby
Title: Chief Financial Officer
February 17, 2011

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