Form 20-F
period 2010-12-31
GETTY COPPER INC
filed 2011-06-23
CIK 1052204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______

For the transition period from _______ to _______

Commission file number 000-29578

GETTY COPPER INC.
(Exact name of Registrant as specified in its charter)

______________________________________
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

86,892,537 Common Shares

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

[   ] Yes [   ] No

Glossary In this Form 20-F, the following terms have the meanings set forth herein:

A.	Geological Terms

Assay	Quantitative test of minerals and ore by chemical and/or fire techniques.
Breccia	A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix.
Carbonate rock	A rock consisting chiefly of carbonate minerals, such as limestone or dolomite.
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

Pyrite	A very common iron sulphide mineral often associated with gold and other economic mineral deposits.
Robak	Robak Industries Ltd a company which is owned by the founder and director of the Company John Lepinski
Sulphide	Group of minerals consisting of metals combined with sulphur; common metallic ores. (or ”Sulfide”)
Tertiary	The period of geological time extending from 66 to 2 million years ago, which includes the Palaeogene and Neogene epochs.
TSX-V	TSX Venture exchange the stock exchange in Canada on which the Company’s shares are traded.
US (or United States)	Means the United States of America.

B.	Certain Other Defined Terms

Robak	Robak Industries Ltd a company which is owned by the founder and director of the Company John Lepinski
TSX-V	TSX Venture exchange the stock exchange in Canada on which the Company’s shares are traded.
US (or United States)	Means the United States of America.

C.	Measurement

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
Hectares	2.471	= acres
Metres	3.281	= feet
Kilometres	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Tonnes	1.102	= tons (short) (2,000 lbs.)
Grams/tonne	0.029	= ounces (troy)/ton

FORWARD - LOOKING STATEMENTS

This annual report on Form 20-F, includes certain statements that may be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. These statements relate to future events or our future financial performance. In some cases you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of those terms or other comparable terminology. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Company’s mineral exploration projects or of the Company's future performance. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this annual report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements. Other risk factors that could cause the Company's actual results and performance to differ materially from those in forward-looking statements include adverse market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and metal recovery rates and the fact that necessary capital may not be available to the Company on terms acceptable to it or at all. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions.

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

CAUTIONARY NOTE REGARDING CERTAIN CANADIAN MINERAL DISCLOSURE STANDARDS

In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the SEC applicable to registration statements and reports filed by United States companies pursuant to the United States Securities Act of 1933, as amended (the “Securities Act”), or the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, information contained in this annual report concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. In particular, this annual report on Form 20-F includes the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”. Investors are advised that these terms are defined in and required to be disclosed under Canadian rules by National Instrument 43-101 (“NI 43-101”). However, these terms are not defined terms under SEC Industry Guide 7 and are not permitted to be used in reports and registration statements filed with the SEC by U.S. domestic issuers. In addition, NI 43-101 permits disclosure of “contained ounces” of mineralization. In contrast, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 (under the Exchange Act), as interpreted by the staff of the SEC, mineralization may not be classified as a “reserve” for United States reporting purposes unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

United States investors are cautioned not to assume that any part or all of the mineral deposits identified as an “indicated mineral resource,” “measured mineral resource” or “inferred mineral resource” will ever be converted to reserves as defined in NI 43-101 or SEC Industry Guide 7. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

T A B L E O F C O N T E N T S

PART 1

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable (this is an annual report on Form 20F).

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is an annual report on Form 20F).

ITEM 3	KEY INFORMATION

A.	Selected Financial Data

The following constitutes selected financial data for Getty Copper Inc. (“Company”) for the last five fiscal years ended December 31, 2010, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles (“GAAP”) and United States GAAP, including a restatement of prior years’ figures due to a change in accounting policy with respect to exploration expenditures (see also the accompanying audited financial statements as of December 31, 2010 and for the previous year ended December 31, 2009).

(Cdn$)
Balance Sheet Data	2010	2009	2008	2007	2006
Total assets according to financial statements (CDN GAAP)(1)	5,116,337	4,888,733	5,236,527	$4,898,678	$4,572,683
Total Assets (US GAAP)(2)	543,800	470,115	884,264	$911,546	$696,528
Total liabilities	897,984	1,046,546	470,608	$792,074	$871,256
Share capital	22,064,202	21,409,542	21,409,542	$19,924,370	$18,014,384
Deficit (CDN GAAP)	$(19,078,279)	$(18,771,380)	$(17,687,410)	$(17,390,686)	$(15,173,683)
Deficit (US GAAP)	$(27,415,748)	$(26,954,930)	$(25,804,605)	$(25,142,750)	$(22,814,770)

(Cdn$)
Period End Balances (as at)	2010	2009	2008	2007	2006
Working capital (deficiency)	147,528	(3,534)	358,634	$59,974	$(329,618)
Equipment, net	129,319	135,109	140,536	$147,664	$154,890
Mineral property interests (CDN GAAP)	4,572,537	4,418,618	4,352,263	$3,987,132	$3,876,155
Mineral property interests (US GAAP)	$-	$-	$-	$-	$-
Shareholders’ equity	$4,218,353	$3,842,187	$4,765,919	$4,106,604	$3,701,427
Share Capital (CDN GAAP)	22,064,202	21,409,542	21,409,542	$19,924,370	$18,014,384
Share Capital (US GAAP)	23,838,202	23,183,542	23,183,542	$21,698,370	$19,788,384
Number of outstanding Shares	86,892,537	80,892,537	80,892,537	67,638,907	49,078,657

No cash or other dividends have been declared.

(Cdn$)
Statement of Operations Data	2010	2009	2008	2007	2006
Investment and Other Income	$27,821	$7,051	$18,861	$12,402	$17,061
General and administrative expenses	$334,720	$1,091,021	$315,585	$1,333,086	$1,153,971
Exploration Expenditure	$153,919	$66,355	$365,131	$110,977	$367,916
Loss according to financial statements (CDN GAAP)	$(306,899)	$(1,083,970)	$(296,724)	$(2,217,003)	$(1,136,910)
Loss according to financial statements (US GAAP)	$(460,818)	$(1,150,325)	$(661,855)	$(2,327,980)	$(1,504,826)
Loss from continuing operations per Common Share	$(0.004)	$(0.01)	$(0.004)	$(0.04)	$(0.03)
Loss per Share (US GAAP)(2)	$(0.006)	$(0.014)	$(0.009)	$(0.04)	$(0.04)
Notes:
(1)
Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off. The Company has expensed the exploration costs as incurred until December 31, 2003, which is consistent with U.S. GAAP, whereby all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production. Such costs will be deferred from January 2004 until such time as the company determines it if it has economically recoverable resources or until the exploration ceases and/or the mineral calms are abandoned.

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

Exchange Rates

Except as may be otherwise indicated, all dollar amounts are stated in Canadian dollars, the Company’s functional and reporting currency. The following tables set out the exchange rates published in the Federal Reserve Statistical Release for the conversion of Canadian dollars into one United States dollar. Averages are based on daily noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York

	May 2011	April 2011	March 2011	February 2011	January 2011	December 2010
High	0.9809	0.9689	0.9921	0.9955	1.0020	1.0176
Low	0.9489	0.9486	0.9686	0.9737	0.9864	1.0004
Average for Period	0.9680	0.9580	0.9766	0.9876	0.9939	1.0081

	2010	2009	2008	2007	2006
End of Period	1.00	1.05	1.22	1.00	1.16
Average for Period*	1.03	1.14	1.07	1.07	1.13
High for Period	1.07	1.30	1.29	1.18	1.17
Low for Period	1.00	1.03	0.97	0.92	1.10

Note:

*	The average exchange rate for each period is based on the average of the exchange rates on the last day of each month in such period.

On June 10, 2011, the exchange rate published in the Federal Reserve Statistical Release for the conversion of Canadian dollars into one United States dollar was US$1.00: Cdn$0.9769.

B.	Capitalization and Indebtedness

Not applicable (this is an annual report only).

C.	Reasons for the Offer and Use of Proceeds

Not applicable (this is an annual report only).

D.	Risk Factors

Our securities are highly speculative and subject to a number of risks. You should not consider an investment in our securities unless you are capable of sustaining an economic loss of the entire investment. In addition to the other information presented in this annual report, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

The Company requires additional financing to meet its planned commitments for the current fiscal year. Further financing will be required to meet the Company’s planned commitments for the year ending December 31, 2011. The exploration and development of the Company’s properties depend on the Company’s ability to obtain additional financing through equity financing or other means including a sale of an interest in its properties. The Company is currently pursuing financing opportunities to meet its administration costs. If the Company is unable to raise additional capital it will need to curtail its operations and the Company may be materially adversely affected.

The Company has no history of earnings and no foreseeable earnings. Although the Company has received a positive preliminary feasibility study, none of the properties in which the Company has an interest has been determined to be commercially feasible and hence none have any commercial production. The Company has no history of profits and has a substantial deficit. The Company receives no revenues from production or otherwise, and is entirely dependent on raising additional equity and loan financing. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. While the Company may receive funds from the exercise of outstanding share purchase warrants and stock options there are no assurances that this will occur.

The Company has not demonstrated that any mineralized material on its properties constitutes reserves as defined in SEC Industry Guide 7. The Company has no mineral producing properties, and the Company has not demonstrated that any mineralized material on its properties constitutes reserves under SEC Industry Guide 7. Although the mineralized material and mineralized deposit figures included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of copper, molybdenum or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.

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

Short term factors relating to mineralized material, such as the need for orderly development or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that copper, molybdenum and other minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions. Material changes in mineralized material, grades, stripping ratios or recovery rates may affect the economic viability of projects. Mineralized deposits are reported as general indicators of mine life and should not be interpreted as assurances of mine life or of the profitability of current or future operations.

The Company’s ability to obtain financing to fund its exploration activities and, if warranted, development of any of its properties, will be significantly affected by mineral prices. The ability of the Company to obtain financing to fund its exploration activities and, if warranted, development of any of its properties, will be significantly affected by changes in the market price of the metals for which it explores. The price of copper first collapsed during the recent financial crisis, then recovered in 2009 and 2010 as a result of improving economic conditions. Currently, the price of copper is approximately US$4.00 per pound.

Mineral prices are subject to fluctuation. The effect of these factors cannot accurately be predicted. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resource are discovered, a profitable market will exist for the sale of the same. Factors beyond the control of the Company may affect the marketability of any copper, molybdenum or any other materials discovered. The prices of copper and other minerals are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, Canadian dollars relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. In addition, the world supplies of and demands for copper, molybdenum and other minerals can cause fluctuations in the price of such minerals

Development of any of the Company’s properties, if warranted, will be subject to potential delays and financing risks. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing and other factors could cause delays in developing any of the Company’s properties that may in the future be determined to contain a commercially mineable ore-body. The Getty properties have been systematically explored for over 50 years and no production has ever been achieved.

If it is determined that a commercially mineable ore-body exists and it can be economically exploited, the Company will require significant additional financing in order to fund the costs of developing the Getty properties into commercial production, if warranted. The Company may have to seek additional funds through public and private share offerings, arrangements with corporate partners, or debt financing. There can be no assurance that the Company will be successful in its efforts to raise these required funds, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.

Mineral exploration and mine development will be subject to hazards and risks that may delay development and production.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development, and the business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences may delay development of the Getty Properties, delay production, increase production costs or result in liability.

The Company may become subject to liability for uninsurable hazards. The Company currently maintains only commercial general liability insurance coverage for its office premises, as well as property insurance covering certain office contents only. The Company does not maintain insurance coverage for risks involved in exploration, development or production on mineral properties, including fires, unexpected or unusual geological conditions, or natural disasters such as rock bursts or slides, floods or earthquakes. The Company also does not maintain insurance against any environmental risks. There is no guarantee that insurance coverage will be available to the Company if it decides to insure against these risks at economically viable premiums (if at all) or that, in the event of a claim, the level of insurance carried by the Company now or in the future is or will be adequate to cover the entire claim or liability. The Company’s business could be materially and adversely affected by claims for which it is not adequately insured.

Copper and molybdenum exploration is highly speculative, involves substantial expenditures, and is frequently non-productive.

Copper and molybdenum exploration involves a high degree of risk. Exploration projects are frequently unsuccessful. Few prospects that are explored are ultimately developed into producing mines. The Company cannot be certain that its copper exploration efforts will be successful. The success of copper and molybdenum exploration is dependent in part on the following factors:

  unanticipated adverse geotechnical conditions;

  incorrect data on which engineering assumptions are made;

  costs of constructing and operating a mine in a specific environment;

  cost of processing and refining;

  availability of economic sources of power;

  availability of qualified staff;

  adequacy of water supply;

  adequate access to the site including competing land uses (such as agriculture and illegal mining);

  unanticipated transportation costs and shipping incidents and losses;

  significant increases in the cost of diesel fuel, sulphuric acid or other major components of operating costs;

  government regulations (including regulations relating to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

  fluctuations in copper and molybdenum prices;

  accidents, labour actions and force majeure events;

  the identification of potential copper mineralization based on superficial analysis;

  availability of prospective land;

  availability of government-granted exploration and exploitation permits;

  the quality of our management and our geological and technical expertise; and

  the funding available for exploration and development.

Substantial expenditures are required to determine if a project has economically mineable mineralization. It could take several years to establish reserves and to develop and construct mining and processing facilities. As a result of these uncertainties, the Company cannot guarantee that current and future exploration programs will result in the discovery of reserves and the development of a mine.

The Company faces intense competition. The Company operates in a competitive industry and compete with other more well established companies which have greater financial resources. The Company faces strong competition from other mining companies in connection with exploration and the acquisition of properties producing, or capable of producing precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the Company’s operations and financial condition could be materially adversely affected.

Changes in government regulations and the presence of unknown environmental hazards on the Company’s mineral properties may result in significant unanticipated delays, as well as significant compliance costs. Existing and possible future environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its properties on an economically feasible basis. Before development and production can commence on any of its properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of a property.

Mining is one of the most intensely regulated businesses in Canada. The period of time required to obtain environment assessments, consult with aboriginal peoples and other stakeholders as well as governments at the Canadian provincial and federal level can take 10 years or more. No assurance can be given that permitting of any mine on the Getty Properties will occur.

Future climate change regulations may result in significant compliance costs. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change at the international, national, state, provincial and local levels. Where legislation is already in place to regulate emissions levels and energy efficiency, regulation is becoming more stringent.

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

Currently the greenhouse gas emissions legislation in the jurisdictions in which the Company operates do not result in material compliance costs for the Company’s current level of operations. Legislation and increased regulation regarding climate change could impose significant costs on us, our venture partners and our suppliers, including increased energy, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Until the timing, scope and extent of any future regulation becomes known, we cannot predict the effect on our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation.

Our operations may be negatively impacted by climate change. The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These impacts may adversely impact the cost, production and financial performance of our operations.

The Company’s Share Price is Volatile. Publicly quoted securities of junior resource issuers are subject to a relatively high degree of price volatility.

Likely PFIC status has consequences for U.S. investors. Potential investors who are U.S. taxpayers should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) within the meaning of Section 1297 of the United States Internal Revenue Code for the tax year ended December 31, 2010, and may also have been a PFIC in prior and may also be a PFIC in subsequent years. If the Company is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of the Company. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. taxpayer should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

ITEM 4	INFORMATION ON THE COMPANY

SUMMARY

A.	History and Development of the Company

1.	The legal name of the Company which is subject of this annual report on Form 20-F is Getty Copper Inc.

2.	The Company was incorporated on September 23, 1985 under the Canada Business Corporations Act.

3.

The registered office of the Company in British Columbia is located at 1500 - 1040 West Georgia Street Vancouver, British Columbia, Canada V6E 4H8. The head office and principal office of the Company in Canada is located at 1000 Austin Avenue, Coquitlam, British Columbia, Canada V3K 3P1.

The Company’s Common Shares are listed for trading on the TSX-V under the symbol “GTC”.

4.

The Company was originally incorporated under the name Exxau Minerals Inc., pursuant to the Canada Business Corporations Act on September 23, 1985, with an authorized capital of an unlimited number of common shares without par value. The Company was organized for the purpose of engaging in the acquisition and exploration of natural resource properties. The Company became a reporting company in British Columbia on April 25, 1988. From 1985 through 1992, the Company concentrated its efforts on the acquisition and exploration of mineral resource properties. On September 3, 1992, the Company changed its name to Getty Copper Corp.

5.

From 1993 to present the Company’s mineral exploration has been focused on a group of mineral properties located in the Highland Valley, British Columbia, Canada known as the Getty North and Getty South claims as well as some satellite properties collectively known at the “Getty Properties”.

6.	The Company’s principal capital expenditures (there have been no material divestitures) over the three fiscal years ended December 31, 2010 are as follows:

Year	Exploration Deferred	Capital Assets
(i) Amounts Deferred (capitalized or invested) during the year
2010	153,919	NIL
2009	66,355	NIL
2008	365,131	NIL
(ii) Amounts Expensed as Exploration Expenses
2010	NIL	NIL
2009	NIL	NIL
2008	NIL	NIL

History of Getty North Property:

Robak Industries Ltd. (“Robak”), a company owned and controlled by John Lepinski, and Masco Capital Inc. (“Masco”), a company controlled by John Lepinski, began negotiations in 1992 to acquire control of the Company in an effort to access the capital markets to develop its Getty North Property. The Company had no properties under exploration or development at that time.

In May 1993, the Company, pursuant to an arm’s length purchase and sale agreement to acquire the Getty North Property, issued 5,000,000 of its Common Shares to Robak and 5,000,000 of its Common Shares to Masco. See “Interests of Management in Certain Transactions.” The issuance of the 10,000,000 Common Shares (of which 9,216,984 were held in escrow until May 1999 ) resulted in a change in control of the Company.

The Company acquired the Getty North Property from Robak and Masco pursuant to an Agreement of Purchase and Sale dated June 30, 1992, as amended September 30, 1992, subject to a 1.5% net smelter return royalty reserved in favour of Robak. The Company issued into escrow 4,608,492 Common Shares to Robak and 4,608,492 Common Shares to Masco as consideration for the property, subject to the Company obtaining a valuation on the Getty North Property establishing a minimum value of Cdn $2,304,246 and approval by the then Vancouver Stock Exchange (“VSE”) which has evolved into the TSX-V. The shares were released to Robak and Masco from escrow after the Company obtained the required approval from the VSE on May 11, 1999. After the release of the escrow shares, title to the Getty North Property fully vested in the Company.

While there some old prospectors workings, there are no historical or existing mines on any of the Getty Properties.

History of Getty South Property, Getty Central Property, Getty Southwest Property:

In addition to the Getty Copper North Property and all Getty Copper Highland Valley Claims, the Company subsequently entered into a joint venture agreements to earn a 50% interest in the Getty South Property, the Getty Central Property and the Getty Southwest Property, (collectively, the “Getty Copper Project” or the “Getty Copper Highland Valley Project”). All of the mineral properties previously noted are subject to 1.5% net smelter royalties and the Getty South, Getty Central, Getty Southwest properties were subject to certain minimum exploration and development requirements. As a consequence of a Mineral Property Interest Sale Agreement dated November 8, 2002. (See Item 7.B of this annual report on Form 20-F), the Company purchased 100% of the Getty Central and Getty Southwest claims and 50% of the Getty South claims.” Since 1992, the Company has focused its efforts and resources on the acquisition and the exploration of the Getty Copper Project. See Item 4.D “Getty Copper Project” in this annual report on Form 20- F-The Company has no subsidiaries.

On March 7, 2003 the TSX- V accepted for filing documentation a mineral property agreement dated for reference November 8, 2002 between the Company and Robak Industries Ltd. (“Robak”), by which Robak has agreed to sell 100% interest in each of the Getty Central and the Getty Southwest and a 50% interest in the Getty South properties (the “New Getty Properties”) in consideration for 6 million Company shares (after the two old: one new share reverse split)) plus the below noted net smelter royalty (“NS”) and carried interest obligation. The Company has also agreed to pay 100% of the cost to place the Getty South property into production (the timing and extent of such costs to be in the registrant’s sole discretion), and is entitled to a priority recovery of any such carried costs before the parties revert to a 50:50 split of net income and loss.

In December 2004, Highland Valley Copper (“HVC”) terminated its participation in a joint venture signed on December 19, 2003. HVC spent $2.3 million dollars on line cutting, induced polarization surveys (IP), and diamond drilling. Only intrusive rocks and structures surrounding the Getty West Occurrence including the Transvaal property in which the Company formerly held an interest, exhibited significant copper mineralization and accompanying alteration. Here, sub-economic copper mineralization within hydrobrecciated Guichon and Bethlehem intrusives were encountered. The Cinder hill area contains a large tertiary volcanic center and is deeply covered with overburden. The Glossie Copper Occurrence was not tested during this program. Only weakly anomalous copper and zinc mineralization were encountered within silicified and metasomatized Nicola volcanics overlying weakly altered intrusives in the North Valley IP anomaly. However the drilling here was very wide spaced and the Company continues to review this work to determine if additional untested targets may exist in this area. The iron sulphide mineralized tertiary volcanics intersected in hole 2004-16 returned only very weakly anomalous copper.

B.	Business Overview

The Company is engaged in the acquisition and exploration of natural resource properties. Since 1993, the Company has been conducting exploration for copper on approximately 200 square kilometers in Highland Valley, British Columbia, known collectively as the Getty Properties and comprised primarily of the Getty North, Getty South and satellite properties.

A recently conducted Titan 24 DC/IP Geophysical Survey by Quantec Geoscience Ltd. has successfully identified at least 39 geophysical anomalies of which 12 can be considered high priority drill targets. According to Quantec, in summary, “anomaly priorities are based on a combination of depth below surface, size of the chargeability anomaly, correlation between conductors with chargeability highs and trust in an anomaly (i.e. the anomaly can be followed over several lines and the HS-chargeability model shows a similar shaped anomaly). The number of the high priority targets is based on occurrences on each line.”

The Titan -24 DC/IP/MT geophysical survey was conducted over the Getty Copper’s Highland Valley property between November 20th and December 13th of 2010. A total of 12 lines of data were collected (23.2 line-km of direct current induced polarization (“DC/IP”) and 19.2 line-km Magnetotelluric (MT) data with a station spacing of 100 m. The survey geometry for the DC/IP component was a pole-dipole geometry. The line spacing was 250 m. and the lines were located in staggered fashion over the Getty North Deposit, the Getty South Deposit and the Getty West Zone, which is 1.4 km to the southwest of the Getty North Deposit.

The objective of the survey was to further delineate the geophysical signatures of the Getty North and Getty South deposits, and the Getty West Zone, as well as identify other anomalies and features of interest. The survey covered only a small percentage of the total Getty property surface area.

The survey confirmed by correlation with the past drill results the location of Getty North, and South Deposits, and revealed a large anomaly southwest of the Getty North deposit named the Getty West anomaly. Overall data quality was high. Several NNE-SSW striking faults were identified as narrow conductive features in both the DC and MT models, as well as breaks in the chargeability models. The survey produced an excellent correlation between mineralization shown in the drill holes targeting the Getty North and South deposits and the location of anomalies IP-07, IP-08 and IP-01 respectively.

Based on the recent Quantec program results and the previous 43 101 pre Feasibility study Getty is focused on a plan estimated at CDN$5 million to move the project forward toward feasibility, subject to financing being available. This is projected to include approximately 12,000 meters of drilling to expand the Getty North and Getty South reserves and resources while also delineating the exploration targets revealed by the Quantec work and previous studies. As well, confirmatory Geotechnical and Metallurgical programs will be undertaken. Also, environmental and permitting activities will be advanced and basic engineering in support of a feasibility study will be undertaken.

Summary of Survey Results:

  Getty North Deposit

  It appears that the higher copper assays observed in the Getty North drill holes correlate very closely to the centers of the chargeability anomalies, whereas the high copper assays correlate better with the contact between the high-moderate chargeability features.

  The Getty North deposit anomaly appears to be composed of two centers of high chargeability, where the western center extends further north-east following the interpreted faults and chargeability highs. The resistivity is moderate-low for both centers.

  Getty South Deposit

  The higher copper assays for the Getty South Deposit, correlate very well with the center of the chargeability anomaly. The chargeability anomaly suggests additional potential for copper mineralization at depth, which can be determined by extending the survey line in a possible second stage Titan 24 survey.

  The Getty South Deposit anomalies are represented by a low resistivity, and a weak to moderate chargeability feature extending to approx. 350 m (1,150 ft.) below the surface which confirms the known deposit dimensions which is visible on all 4 short lines (250N-1000N). The chargeability anomaly could be open to depth, since the length of the survey lines (survey geometry) limits the depth of penetration at this location. The strongest response of the Getty South deposit is on line 500N, where the anomaly has an east-west length of approximately 350 m (1,148 ft.) located between 50 m (164 ft.) depth and the bottom of the model.

  Quantec recommended to extend the lines over the Getty South Deposit in both the east and the west directions, to better image the Getty South IP anomaly with the full depth of penetration capability with the Titan-24 system. Several other lines can also be considered, since other smaller anomalies have been identified in this survey which are only covered by a single additional line due to the staggered nature of the line locations, filling in the gaps of data, can be considered to further study these single line anomalies.

  Getty West Zone

  The Getty West anomaly is a near surface structure of 320 m (1,050 feet) in east west direction. This feature is a weak to moderate chargeability & moderate-low resistivity and spans four (4) lines (L3000N-3750N).

  There is further potential for the Getty West anomaly to be further extended south. Since the IP anomaly is not closed off by the southern most line. Additional lines of Titan-DC/IP and MT are also recommended to fill the gap between the Getty South and Getty north groups of lines.

  Quantec also recommends to follow-up this survey with a borehole DC-IP survey is order to further delineate potential deposits and identify off-hole anomalies, due to the large number of available boreholes (provided the holes are still open).

  The MT method could also be of use for further exploration of the Getty Properties, since many of chargeability anomalies appear to be related, or at least bound by an interpreted fault. One interpretation of the geophysical data suggests that the NW trending faults exert a strong control on mineralization. Drill hole data seem to confirm this interpretation.

West Coast Environmental and Engineering (“WCE”) of Ventura and Nevada City, California, completed a Preliminary Feasibility Study (the “PFS”) dated June 9, 2009 according to Canadian National Instrument 43-101 (Disclosure Standards for Mineral Projects). The Company caused the original PFS to be filed on the System for Electronic Document Analysis and Retrieval (commonly known as “SEDAR”) on July 9, 2009. In response to guidance received from technical staff at the British Columbia Securities Commission, the Company caused WCE to amend the PFS as of May 3, 2010. The amended and restated PFS was filed on SEDAR on May 25, 2010. SEDAR is the electronic document filing system maintained on behalf of the Canadian Securities Administrators to facilitate mandated continuous disclosure by public companies in Canada, and is accessible on the internet at http://www.sedar.com. The PFS is a pre-feasibility report and readers are reminded that its conclusions are broad in nature and remain subject to the requirements for detailed engineering in a (final) feasibility report prepared in accordance with industry and regulatory requirements.

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

Further, given the current global limited molybdenum roasting capacity, the Company is now investigating incremental added capacity in the hydrometallurgical pressure oxidation and metal recovery circuits for potential on-site custom processing of outside copper and molybdenum concentrates from other entities with available materials. In particular, the hydrometallurgical process plant evaluated for the Getty Project should allow treatment of much lower grade combined bulk copper and molybdenum concentrates, which could be a significant advantage over current molybdenum concentrate production and roasting practices.

The PFS proposals for producing copper concentrates and cathode copper may not be economically achievable even though the testing and planning to date indicate that the copper cathode could potentially be produced using the planned processes.

The PFS for copper molybdenum resources, for both Getty North and Getty South are as follows.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated mineral resources

The following table uses the term “indicated mineral resources”. We advise U.S. investors that while this term is recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into SEC defined reserves. See “Risk Factors”.

	Indicated Mineral
	Resources
Deposit	(millions of tonnes)	Grade
		Cu %	Mo %
North	69.258	0.370	0.005
South	45.148	0.377	No Data
Total	114.406	0.373	---

Cautionary Note to U.S. Investors Concerning Estimates of Inferred mineral resources

The following table uses the term “inferred mineral resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a mineral reserve. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

	Inferred Mineral
Deposit	Resources	Grade
		Cu %	Mo %
North	18.166	0.271	0.005
South	23.593	0.278	No Data
Total	41.759	0.275	---

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

Cautionary Note to U.S. Investors Concerning Estimates of Reserves

The following table uses the term “probable reserves”. We advise U.S. investors that such mineral reserve estimates have been calculated in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the Exchange Act), as interpreted by the staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of probable reserves used in National Instrument 43-101 differ from the definition in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, U.S. investors are cautioned that the probable reserve estimates presented in this annual report, while in compliance with Canadian standards and regulations, may not meet the requirements of reserve disclosure under SEC guidelines.

Summary of Getty Probable Mineral Reserve Estimates.

	Probable Reserves
Deposit	(millions of tonnes)	Grade
		Cu %	Mo %
North	49.691	0.397	0.005
South	36.870	0.405	No Data
Total	86.561	0.400	---

The Company’s other identified potential mineral zones, known as North Valley; Glossie; Getty West, Northwest, Southwest, and Central; are all in the early stage of exploration and there is insufficient data to establish whether any resources may exist. The Company continues to seek additional properties worthy of exploration and development.

The price of copper first collapsed during the recent financial crisis, then recovered in 2009 and 2010 as a result of improving economic conditions. Currently, the price of copper is approximately US$4.00 per pound. There is no way to predict future metal prices and therefore current prices may not reflect future prices and this may have a bearing on the time frame that would be required to place any mineral deposit that may be located on the property into commercial production.

Certain Assumptions and Parameters Used in the Getty Project Mineral Resource and Reserve Estimates

Cautionary Note to U.S. Investors Concerning Canadian Mineral Disclosure Standards

This section refers to probable mineral reserve estimates that have been calculated in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the Exchange Act), as interpreted by the staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definition of probable reserves used National Instrument 43-101 differs from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, U.S. investors are cautioned that the reserves presented in this annual report while in compliance with Canadian standards and regulations, may not meet the requirements of reserve disclosure under SEC guidelines.

In addition, this section use the terms “indicated mineral resources” and “inferred mineral resources”. While these terms are recognized and required by Canadian regulations (under National Instrument 43-101), the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

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
Copper Price = $3.55 CDN/lb ($ 3.29 USD/lb) using a 36-Month Trailing Average;
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

The amendments made to the PFS dated June 9, 2009, which were incorporated into the amended and restated PFS completed as of May 3, 2010, took into account the following factors, among others:

  Indicated and inferred mineral resources were originally bounded within the original pit boundaries. The amended and restated PFS updated the indicated and inferred mineral resource to include all mineralization that had reasonable prospects for economic extraction under favourable economic conditions, thus resulting in an increase in both the indicated and inferred mineral resources. The indicated mineral resource blocks within the preliminary pit design were designated as the probable mineral reserves.

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
  Molybdenum pricing was reviewed and updated to an escalating future price using a price starting at US$18.00 escalating to US$22.35.

  In preparing the base case for economic analysis included in the amended and restated PFS, the cash flow analysis was reviewed and changed as appropriate due to the development of more accurate numbers in certain categories and the appropriate change in contingency for those numbers.

C.	Organizational Structure

The Company is based in British Columbia, Canada. The Company operates directly and has no subsidiaries.

D.	Property, Plants and Equipment

The Company owns land and a small office/storage building in Logan Lake, British Columbia. This property is encumbered by a first mortgage in the amount of $81,405 as of May 1, 2011. These premises are used for core storage, field offices and vehicle storage. No mining infrastructure exists on the Getty Property.

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
ALBERTA

Figure 1.A

PROPERTY LOCATION MAP

Figure 1B GETTY COPPER INC. HIGHLAND VALLEY PROPERTIES MAP

Figure 1: B

HIGHLAND VALLEY PROPERTIES

GETTY COPPER INC.

NORTH
VALLEY
AREA
Getty
Northwest
Getty
Southwest
N
Getty
100%
NORTH
GLOSSIE
GLOSSIE
CINDER
HILL
Getty
North
Getty
100%
owner
No staking
area
Claim boundary
Transvaal
Getty
Central
Bram
Getty
South
Getty
100%
owner
10 kilometres
Symbols
Shaft
Mineral
deposit

Property	Claims	Hectares	Percentage of Interest
Getty North Property	26	1,600	100%
Getty South Property	22	336	50%
Getty Central Property	5	205	100%
Getty Southwest Property	24	6,199	100%
Getty Northwest Property	32	18,566	100%

There are no existing mines on the Getty Properties, and the Company has no mineral producing properties at this time. All of the Company’s properties are exploration projects, and there is no assurance that a commercially viable deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage recoveries and other factors conclude economic feasibility. The Getty Properties comprise 85 tenures and 24 crown granted claims totalling 26,906 hectares.

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

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Getty Properties are easily accessible by the Bose Lake road, which branches off 10 kilometres from the property from the paved Bethlehem Mine road. Forestry and drill roads provide access to the claims. Logan Lake, the closest support community, is about 15 kilometres east of the Getty Copper Highland Valley Project.

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

The following table is a breakdown of the Company’s deferred exploration and development costs on the Getty Properties to the dates indicated:

	December 31,
Activity	2010	2009	2008	2007
Drilling	4,715,326	4,715,326	$4,715,326	$4,715,326
Environmental	254,456	254,456	254,456	254,456
Pre Feasibility Study	528,382	516,506	492,574	226,428
Geoscience	3,121,782	3,118,740	3,116,258	3,073,793
Metallurgy	987,113	987,113	987,113	987,113
Assay	624,667	624,667	624,642	624,094
Other Costs	2,175,184	2,036,183	1,996,267	1,940,295
Provision for impairment	(9,514,843)	(9,514,843)	(9,514,843)	(9,514,843)
Totals	$4,572,537	$2,738,148	$2,671,793	$2,306,662

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

The Company’s mineral tenure contains favourable Guichon Creek Batholith geology and adjoins to the south with the large Cu-Mo mining and milling operations of the Highland Valley Copper Partnership (HVC) owned by Teck Cominco (97.5%) and Highmont Mining (2.5%).

The Company‘s claims span the entire width of favourable Guichon Creek Batholith geology immediately to the north of HVC’s holdings. The Company’s most advanced projects, the Getty North and Getty South deposits which were the subject of the PFS, are located in the eastern part of the property in the same geological and structural setting as the Bethlehem Mine located five to eight km to the south.

Sampling and Analysis

Drill core is mechanically split along its long axis. One half of the core is submitted for preparation and analysis, and the other half is geologically catalogued and stored on the site.

All assays and analyses are performed by Eco-Tech Laboratories in Kamloops, British Columbia, where they also store the samples they test for future reference.

Security of Samples

Drill core samples are stored in the Company’s alarmed office and warehouse facility.

Planned exploration for 2011

Subject to financing the Company intends to carry out any exploration and metallurgical work recommendations provided in the preliminary feasibility study.

(a)	Getty North Property

Exploration

Prior to the acquisition of the Getty North Property by the Company from Robak and Masco, Robak held the Getty North Property for approximately two decades. During that period, in excess of $350,000 was spent on exploration work on the property consisting of silt and soil sampling, trenching and bulk sampling. Since the date of the Company’s acquisition of the Getty North Property to December 31, 2010, the Company has completed $8,843,939 of exploration work on the property, consisting of aerial photographic surveys and base map production, diamond drilling, geological mapping, assaying, induced polarization and magnetics geophysical surveys, soil geochemical surveys, metallurgical testing, and resource calculations.

The following table is a brief summary of documented drilling:

Getty North
Summary of Drilling

Period	Company	Type	Holes	Metres
1956-1957	Northlodge Copper	Diamond	27	2,995
	Beaverlodge Diamond Uranium-Farwest
	Tungsten Group
1957-1959	Kennecott Copper	Diamond	2	345
1964-1965	North Pacific Mines	Diamond	8	2,349
		Percussion	17	806
1965-1966	Canex Aerial Exploration	Diamond	16	2,015
	(Now known as Placer-Dome)
1967	Isaac Schulman Syndicate	Diamond	4	846
1968-1969	Noranda Exploration	Diamond	7	957
1970	North Pacific Mines	Percussion	25	1,149
1971-1972	Getty Mining Pacific	Percussion	16	1,765
		Diamond	3	635
1972-1973	Quintana Minerals	Percussion	16	2,004
1993	Getty Copper Corp.	Diamond	5	557.9
1995	Getty Copper Corp.	Diamond	33	7,652.6
1996	Getty Copper Corp.	Diamond	41	10,691.5
1997	Getty Copper Corp.	Diamond	64	17,444.5
2004	Getty Copper Inc.	Diamond	16	4,711.6

Also in 2004, the Company completed $979,963 of exploration in the Getty North area. A 980 metric tonne bulk sample of oxidized material was removed from the Getty North deposit and stored near the Getty South deposit. A 10-hole diamond drill program tested areas southeast of the Getty North deposit with only locally anomalous copper results being obtained. A combined line cutting, IP, multi-element geochemical soil sampling and drilling program was carried out on the Getty North Extension target immediately northeast of the Getty North deposit. The surveys produced weak copper, lead, gold, and molybdenum anomalies and weak to moderate IP anomalies that when drilled returned locally weakly anomalous copper in altered and sheared intrusive rocks.

In 1997, the Company undertook a $3 million program of drilling and sampling on the Getty North Property. As of December 31, 1997, the Company had completed 64 diamond drill holes totalling 17,444.5 metres (57,235.4 ft). These holes were systematically drilled on sections 30 metres apart to provide the density of data points required for an independent mineral deposit update.

The Company, in 2006, embarked on a metallurgy test program of its copper sulphide and copper oxide samples at SGS Lakefield Research Limited in Lakefield, Ontario. The test program determined the leach parameters and optimum chemistry for leaching copper from Getty’s resource samples which had been forwarded to Lakefield. Additionally the Company contracted with Innovat Limited of Ontario to test the viability of using Innovat’s proprietary continuous vat leaching system to extract copper from the samples provided to Lakefield. The pilot plant testing confirmed the viability of the Innovat continuous vat leaching system and the Issuer negotiated a non-exclusive license to commercially exploit the technology, however, the Company is no longer pursuing this exclusive agreement with Innovat, and is reviewing another method.

During 2008 and until July 2009 the first version of the PFS was completed. and after receipt of comments from technical staff at the British Columbia securities commission it was amended and refilled at www.SEDAR.com where it can be downloaded

This annual report on Form 20-F may include the terms “mineral resource,” “indicated mineral resource” and “inferred mineral resource”. Investors are advised that these terms are defined in and required to be disclosed under Canadian rules by National Instrument 43-101 (“NI 43-101”).

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

Mineralization

The Getty North deposit is situated in the north central portion of the Guichon Batholith, an area the Company believes has a favourable structural trend of copper deposits. The Company believes the deposit is predominantly hosted by quartz diorite of the Guichon variety cut by dykes and breccia zones. Sericite, chlorite and carbonate associated with copper mineralization overprints the protolith mineral assemblage.

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

The updated copper and molybdenum Indicated and Inferred Mineral Resource estimates determined independently by WCE in the PFS for the Getty North deposits. These resources were modeled by Mr. Ed Switzer using MineSight software to meet NI 43 101 Technical Report requirements and vetted by responsible “qualified person” (QP- as defined in NI 43-101) Mr. Craig Parkinson and Mr. Todd Fayram the second QP for the PFS. A total of 49.691 Probable Reserves at 0.397% Cu. and 69.258 million tonnes of Indicated mineral resources at an average copper grade of 0.37 % Cu, 0.005 Mo% and an additional 18.166 million tonnes of Inferred mineral resources at a copper grade of 0.271 % Cu, 0.005 Mo% have been determined by WCE in the PFS. The inferred mineral resources were not used for purposes of the PFS calculations of NPV and reserves

The Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards state, in part, that a mineral resource is an occurrence of natural solid material in the Earth’s crust in such form, quantity, and quality (grade) that the material has a reasonable prospect for economic extraction. The location, quantity, grade, continuity, and geologic characteristics of the Getty North mineral resource are known and have been adequately interpreted from the available geologic evidence, data, and analytical test results. The Getty North mineral resource has a reasonable prospect for economic extraction by modern surface and underground mining methods given the current metal prices and economic conditions. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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

In 1992, an independent consultant performed a mineral deposit estimate based on physical work completed on the Getty South Property prior to the Company’s acquisition of the property. In 1996, the Company undertook a thirteen diamond drill-hole program aggregating 3236 meters of drilling that provided assay results that were lower than anticipated, and the Company had determined that the drilling completed at that time was not reliable for determining grade.

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

The Company has completed initial exploration work of its own on the Getty South Property, including aerial photographic surveys and base map production, drilling, trenching, assaying, geophysical, geochemical and geological work, at a cost of $1,296,530 to December 31, 2010.

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

The updated copper Indicated and Inferred Mineral Resource estimates determined independently by WCE in the PFS for the Getty South deposits. These resources were modeled by Mr. Ed Switzer using MineSight software to meet NI 43 101 Technical Report requirements and vetted by responsible “qualified person” (QP- as defined in NI 43-101) Mr. Craig Parkinson and Mr. Todd Fayram the second QP for the PFS. A total 36.870 million tonnes at 0.405 Cu% and 45.148 million tonnes of Indicated Mineral Resources at an average copper grade of 0.377 % Cu and an additional 23.593 million tonnes of Inferred mineral resources at a copper grade of 0.278 % Cu have been determined by WCE in the PFS. The inferred mineral resources were not used for purposes of the PFS calculations of NPV and reserves

This annual report on Form 20-F may include the terms “mineral resource,” “indicated mineral resource” and “inferred mineral resource”. Investors are advised that these terms are defined in and required to be disclosed under Canadian rules by National Instrument 43-101 (“NI 43-101”). However, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

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

Drilling

The Getty South deposit has been less thoroughly drill tested than the Getty North deposit, but has been explored by one underground level comprising a 45-metre shaft, approximately 1775 metres of drifting and crosscutting and approximately 1477 metres of underground diamond and percussion drilling. Although 15,550 metres of surface drilling were completed by previous operators, it is reportedly of poor quality and thus is not a reliable base for calculating the copper mineral resource. During 1996, the Company completed an initial 13-hole reconnaissance large diameter diamond drilling program totalling 3236.2 metres that returned copper results lower than anticipated. Previous engineering reports concluded that diamond drilling results based on poor recovery have proven unreliable when compared with underground development sampling, and that diamond and percussion drilling results to date do not match the overall grades returned from the currently interpreted areas of mineralization from the underground muck and bulk samples. Closely spaced large diameter diamond or reverse–circulation (RC) drilling has been recommended as a better method to determine the grade of near surface mineralization in the breccia deposit Reopening the underground workings are being considered.

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

Planned Exploration for 2011.

Subject to financing the Company intends to carry out any exploration and metallurgical work recommendations provided in the preliminary feasibility study.

(c)	Getty Central Property

The Company has completed initial exploration work of its own on the Getty Central, including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2010 of $57,616 for the Getty Central Property.

Exploration

The Getty Central Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property. No exploration expenditures are planned in 2011.

(d)	Getty Southwest Property

Exploration

The Company has completed initial exploration work of its own on the Southwest Property including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2010 of $398,023.

The Getty Southwest Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property. No exploration expenditures are planned in 2011.

Drilling

In 2004, HVC completed 6 diamond drill holes following up geological and IP targets. No potentially economic mineralization was encountered. Part of a large post mineral Eocene volcanic center was defined.

(e)	Getty Northwest Property

The Getty Northwest Property is comprised of 32 mineral claims acquired by the Company by staking. These claims are subject to a 1.5% net smelter return royalty reserved in favour of Robak.

The Getty Northwest Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property. The Company has not planned any exploration on the property for 2011, and any plans to develop a new mine on the property would be based on a full-scale feasibility study, if any, to determine the commercial feasibility of a mining operation on the property.

Exploration History

The Company has completed initial exploration work of its own on the Getty Northwest Property, including aerial photographic surveys and base map production, drilling, geochemical soil sampling, prospecting, geophysical surveys and geological mapping, at a cost to December 31, 2010 of $1,810,802. HVC in 2004 completed a large line cutting and IP program over the area.

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

Planned Exploration for 2011

Subject to financing the Company intends to carry out any exploration and metallurgical work recommendations provided in the preliminary feasibility study.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical Accounting Policies

Under Canadian generally accepted accounting principles, corporate/administrative expenses are written off yearly and exploration and property acquisition expenses deferred (or capitalized). Such acquisition and exploration costs are written off where the Company seeks to abandon a property due to exploration program results which appear to warrant abandonment or when it appears the deferred costs may not be recoverable. Acquisition costs and exploration expenditures are financed through a combination of cash and common share issuances.

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

Overview

The Company is currently an expenditure-based organization whose business strategy is to acquire, explore and conduct detailed engineering and economic analysis of mineral deposits which have large tonnage and multi-year operation potential. None of the Company’s currently held or to be acquired mineral deposits currently hosts a mineral resource that can be said to be economic at current metals prices.

The Company’s financial statements are prepared on the basis that it will continue as a going concern. Given that the Company has no source of significant revenue this assumption is always subject to the further assumption that there will continue to be investment interest in funding large tonnage metal deposits which are not known to be economic in the current environment. The Company can give no assurance that it will continue to be able to raise sufficient funds and should it be unable to continue to do so, may be unable to realize on the carrying value of its resource project and the net realizable value could be materially less than the Company’s liabilities with a potential for total loss to the Company shareholders.

The Company does not believe that it is significantly impacted by the effects of inflation and the Canadian dollar has fluctuated in a relatively narrow band to the United States dollar (US$1.00: Cdn$0.97 to $1.29) during these three years. The Company has not been materially affected by government economic, fiscal, monetary or political policies and the outlook for the Company’s assets primarily relate to the outlook for copper. For information relating to the historical prices for copper and gold, see “Trend Information” below.

A.	OPERATING RESULTS

Operating Results – Fiscal 2010 Compared with Fiscal 2009

At December 31, 2010, the registrant had working capital of $147,528 compared to working capital deficit of ($3,534) at December 31, 2009. During the year ending December 31, 2010, the increase in working capital is a result of $720,000 raised through a private placement whereby the Company issued 6,000,000 shares at $0.12. General and administration expenses as well as the recognition of an indemnity payable to a director. See Item 7B, offset the increase. The Company has no source of revenue other than funds raised through the issuance of stock, through private placement. Current liabilities at December 31, 2010 decreased to $266,953 from $338,540 at December 31, 2009.

Net deferred exploration expenditures incurred during the year ended December 31, 2010 $153,919 compared to $66,355 spent during the year ended December 31, 2009. See Note 4 of the annual financial statements.

Shareholder equity increase to $4,218,353 during the year ending December 31, 2010 from $3,842,187 December 31, 2009, due to 6,000,000 shares issued at $0.12 through a private placement in December 2010. The Company has no source of income, other than interest earned on funds held in a term deposit.

The Company earned $373 in interest income for the year ending December 31, 2010 compared to $7,051 at December 31, 2009. The Company received $26,949 in 2010 from WorkSafe BC as a rebate which came about due to a no claim history and $499 income tax recovery. The decrease is due to a depletion of funds spent on expenditures.

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

Shareholder equity decrease to $3,842,187 during the year ending December 31, 2009 from $4,765,919 December 31, 2008, due to expenditures. The Company has no source of income, other than interest earned on funds held in a term deposit.

The Company earned $7,051 in interest income for the year ending December 31, 2009 compared to $16,618 at December 31, 2008. The decrease is due to a depletion of funds spent on expenditures.

B.	LIQUIDITY AND CAPITAL RESOURCES

The Company believes it currently has insufficient working capital on hand to meet its expected capital requirements for fiscal 2011. Additional funds may be received through the exercise of currently outstanding common stock warrants or through the sale of additional common shares either as a private placement or common stock offering.

Financing for the Company’s operations has historically been funded primarily from private placements and the exercise of share purchase warrants and share purchase options. During the year ending December 31, 2010, 6,000,000 shares were issued at $0.12 each, raising $720,000. The Company paid $36,935 in cash and issued 325,000 warrants as finder’s fees. Each warrant is exercisable into one share at $0.12 until June 13, 2012.

During April 2011, the Company issued 1,400,000 shares to Effisolar to pay for the work program.

There can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future. The Company is currently pursuing financing opportunities. If the Company is unable to raise additional capital it will need to curtail its operations and the Company may be materially adversely affected.

Fiscal 2010 Compared with Fiscal 2009

As at March 31, 2011, the Company’s cash and short term investments was $262,524.

The Company’s cash and short-term investments at December 31, 2010 were $384,840 compared to $294,722 at December 31, 2009. The increase is due to a private placement completed in December 2010 whereby 6,000,000 shares were issued at $0.12 each, raising $720,000, and offset by exploration spending during the year and administrative and legal expenses, as well as $109,671 cash was paid out to reduce the indemnity payable, of which $50,000 was principle and $59,671 interest, leaving a balance of $550,000 plus $1,447 interest payable. During the year ending December 31, 2010 upon the execution of a definitive agreement to indemnify a director for legal costs in connection with a 2002 mineral property interest sale agreement and the action s of certain former directors. See Item 7 B. Aside from cash and short-term investments, the Company has no material unused sources of liquidity.

Fiscal 2009 Compared with Fiscal 2008

As at March 31, 2010, the Company’s cash and short term investments was $ 205,624.

The Company’s cash and short-term investments at December 31, 2009 were $294,722 compared to $716,313 at December 31, 2008. The decrease is due to exploration spending during the year and administrative and legal expenses, as well as $50,000 cash was paid out ($600,000 plus interest remain payable) during the year ending December 31, 2009 upon the execution of a definitive agreement to indemnify a director for legal costs in connection with a 2002 mineral property interest sale agreement and the action s of certain former directors. See Item 7 B. Aside from cash and short-term investments, the Company has no material unused sources of liquidity.

Financial Instruments

The Company keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are currently excess to the Company’s needs are invested in government of Canada or like debt obligations and other short term near cash investments pending the need for the funds.

The Company does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds. As of the fiscal 2010 year end, the Company estimates that the cost of maintaining its corporate administrative activities at approximately $20,000 exclusive of legal fees per month. Accordingly, the Company’s management estimate that a minimum of $240,000 will be needed to maintain its corporate status and assets over the ensuing one-year period and the Company has current working capital at March 31, 2011 of ($311,295) of this $420,000 refers to a non-cash liability whereby the Company entered into an assignment agreement with Effisolar, who was responsible for paying for the coast associated with geophysical survey carried on the Getty North and South properties by Quantec Geoscience during 2010. The Company agreed to pay Effisolar for Quantec invoices by issuing 1.4 million share of the Company. The Company current working capital at March 31, 2011 is not adequate to ensure continued viability over this period of time.

C.	RESEARCH AND DEVELOPMENT

The Company is a mineral exploration company and accordingly does not have a program of intellectual property development or patenting or licensing issues.

D.	TREND INFORMATION

As a mineral exploration company, the Company’s activities are somewhat cyclical as metals prices have traditionally been cyclical in nature. The basic trend through the last few years for metal prices has been positive. Copper is a commodity metal used extensively in the housing, electrical and automotive industries and accordingly, demand for copper varies directly with general economic conditions. As reported by Bloomberg on June 15, 2011, copper fell for the fifth time in six sessions on concern that rising interest rates may curb demand in China, the world’s biggest metals consumer. Currently, the price of copper is approximately US$4.00 per pound.

E.	OFF-BALANCE SHEET ARRANGEMENTS

Not Applicable

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company is committed to make monthly payments of $3,000 to related parties for management fees and rent.

	Total	less than a year	1-3 years
Rent	$6,000	--	$6,000
Management Fees	$30,000	--	$30,000
Consulting Fees	$30,000 US$	--	$30,000 US$

The Company has a mortgage payable which is secured by a first charge on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2012.

Principal repayments required are as follows:

2010	$3,074
2011	79,584

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management as of May 10, 2011

Name, Position and Place of Residence	Period a Director of the Issuer	Shares Beneficially Owned or Controlled(1)	Percentage of Shares Outstanding
Corby G. Anderson PhD CEng President, CEO, COO, Director Butte, Montana, USA	June 12, 2006 to date	451,000 Shares	0.5%
John B. Lepinski Managing Director Coquitlam, British Columbia	June 30, 1992 to date	20,943,845 Shares	24.56%
Donald R. Willoughby FCA Chief Financial Officer, Director Vancouver, British Columbia	June 30, 1992 to date	395,000 Shares	0.4%
Robert H. Peterson Director Boise, Idaho, USA	August 16, 2007 to date	25,000 Shares	0.03%
Charles Mitchell, LLB Director Edmonton, Alberta	November 30, 2004 to date	NIL	0%
Edward Leung, CGA Director Vancouver, British Columbia	January 26, 2005 to date	NIL	0%
Dennis Milburn, CA Director Langley, British Columbia	May 20, 2008 to date	NIL	0%

Notes:
(1)	The information as to shares beneficially owned or controlled is furnished by the respective directors as of May 10, 2011.

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

DONALD R. WILLOUGHBY, FCA – Chief Financial Officer and Director. Mr. Willoughby is a Fellow Chartered Accountant. He is also a shareholder, director and officer of several private companies and has served as a director of other public companies during the past fifteen years.

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

DENNIS MILBURN, CA – Director. Mr. Dennis Milburn is a geologist and chartered accountant and has more than 40 years experience in the resource sector.

B.	Compensation

During the Company’s financial year ended December 31, 2010, the aggregate remuneration paid or payable to the Company’s directors and senior officers or companies or professional firms with which the directors or officers are associated, for rent, accounting, legal services, geological consulting fees by a director was $156,146.

Dr. Corby Anderson, President and director of the Company, and Mr. Donald R. Willoughby, Chief Financial Officer and a director of the Company, are each a “Named Executive Officer” of the Company for the purposes of the following disclosure.

The compensation paid any Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Dr. Corby Anderson, President since July 20, 2007	2010 2009	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$31,319[1] $35,917[1]
Donald Willoughby, CFO	2010 2009	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$16,082[2] $17,083[2]
John Lepinski, Managing Director,	2010 2009	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$36,000[3] $36,000[3]
Bernhard Zinkhofer, Corporate Secretary	2010 2009	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$72,745[4] Nil

1.	Consulting fees paid to Allihies Engineering Inc., a company controlled by Corby Anderson.
2.	Fees paid to a professional accounting firm, of which Mr. Willoughby’s professional corporation is associated.
3.

This amount represents the $2,500 per month billed by Freeways Properties Inc. a company controlled by John Lepinski, for management fees and $500 per month billed by Deborah Resources Ltd. , a company controlled by John B Lepinski for office rental.

4.	Fees paid to a professional legal firm, of which Mr. Zinkhofer is associated.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s responsibilities following a change in control.

There are no arrangements under which directors were compensated by the Company during the financial year ended December 31, 2010 for their services in their capacity as directors and consultants except as herein disclosed. An accounting firm in which a director of the Company is associated charged the Company $16,082 (2009 - $17,083) for accounting fees related to tax filings, quarterly report review and other professional accounting related matters. The Company paid $72,745 (2009 - $Nil) in legal fess to a firm that Bernhard Zinkhofer, Corporate Secretary, is associated with. A Company controlled by the current president, Dr. Corby G Anderson billed the Company $31,319 (2009 $35,917) for consulting services. For the year ending December 31, 2010, the Company also paid $6,000 office rent and $30,000 management fees to companies controlled by the managing director.

C.	Board Practices

All directors were re-elected at the June 24, 2010 annual general meeting and have a term of office expiring at the next annual general meeting of the Company to be held on June 17, 2011 and it is anticipated that all existing directors will be re-elected at that meeting. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

At the June 24, 2010 directors meeting, Messrs. Leung CGA, Mitchell LLB, and Peterson, all independent directors, were appointed to the Company’s Audit Committee. The Board also appointed Messrs. Milburn CA, Willoughby FCA and Anderson PhD.CEng to the Nominating and Corporate Governance Committee. All Board committees are reviewed annually by the directors of the Company at the first meeting of the Board held after the Company’s annual general meeting. The primary function of the Audit Committee is to review the financial statements of the Company before they are submitted to the board for approval. The Audit Committee is also available to assist the Board if required with matters relating to the appointment of the Company’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. The Company has no remuneration committee.

D.	Employees

At December 31, 2010, 2009 and 2008 the Company had one direct employee.

E.	Share Ownership

As of December 31, 2010 an aggregate of 3,325,000 Shares have been reserved for issuance pursuant to the following director, executive officer and service provider stock options: At the annual general meeting held June 25, 2007, the shareholders passed a resolution increasing the number of reserved shares under the Plan to 6,700,000.

(a) Incentive Options
Option holder	Number of Shares	Exercise Price per Share(1)	Date of Grant (m/d/y)	Expiry Date (m/d/y)
Donald Willoughby FCA, CFP	275,000	$0.10	8/18/2009	08/14/2014
John Lepinski	400,000	$0.10	8/18/2009	08/14/2014
Edward Leung CGA	250,000	$0.10	8/18/2009	08/14/2014
Charles Mitchell LLB	250,000	$0.10	8/18/2009	08/14/2014
Dr. Corby G. Anderson CEng FIChemE	1,250,000	$0.10	8/18/2009	08/14/2014
Robert Peterson	250,000	$0.10	8/18/2009	08/14/2014
Dennis Milburn CA	250,000	$0.10	8/18/2009	08/14/2014
Marilyn Young	150,000	$0.10	8/18/2009	08/14/2014

Notes:
(1)	As of May 10, 2011 no options were exercised.

Securities Held By Insiders

As at May 10, 2011 the directors and officers of the Company and their affiliate companies held as a group, directly and indirectly, own or control an aggregate of 21,814,845 common shares (24.71%) and hold 3,175,000 options .

Material Terms of the Company’s Stock Option Plan (The “Plan”) Eligible Optionees

Under the policies of TSX V, to be eligible for the issuance of a stock option under the Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to the Company at the time the option is granted.

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
(b)

for stock options granted to employees or service providers (inclusive of management company employees), the Company is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company.;

(c)

if an Optionee ceases to be employed by the Company or to provide services to the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

(d)

the minimum exercise price of an option granted under the Plan must not be less than the closing price for the Company’s common shares as traded on the TSX V on the last trading day before the date that the option is granted less allowable discounts as permitted by the TSX V of up to 25%; and

(e)	no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Company in a one year period.

1.	Vesting of options is at the discretion of the board of directors and will be subject to a) and b).
2.

Options granted to Consultants retained by the Company pursuant to a short term contract or for a specific projects with a finite term, will be subject to such vesting provisions determined by the board of directors of the Company at the time of the Option Commitment is made, subject to Regulatory Approval.

The Company will obtain “disinterested” shareholders' approval (described below) if:

(a)	the number of options granted to Insiders of the Company exceeds 10% of the Company’s outstanding listed shares; or
(b)	the aggregate number of options granted to Insiders of the Company within a one year period exceeds 10% of the Company’s outstanding listed shares; or
(c)	the number of options granted to any one Insider and such Insider’s associates within a one year period exceeds 5% of the Company’s outstanding listed shares; or
(d)	the Company is decreasing the exercise price of options previously granted to Insiders.

Disinterested Shareholder Approval

If options are granted by the Company under the Plan, which trigger the requirement for disinterested shareholder approval (“DSA Options”), the DSA Options need to be presented to shareholders of the Company for approval at an annual general or special meeting of the Company. No DSA Options can be exercised by the Optionee until disinterested shareholder approval has been obtained.

“Disinterested shareholder approval” means the approval by a majority of the votes cast by all shareholders of the Company at the shareholders’ meeting excluding votes attached to listed shares beneficially owned by “Insiders” of the Company (generally officers and directors) to whom the DSA Options have been granted under the Plan and Associates of those Insiders.

At the June 25, 2007 annual general meeting shareholders approved a resolution increasing the number of shares in the Company’s fixed share option plan to 6,700,000. The amendment to the Company’s fixed share option plan had been previously approved by the TSX Venture Exchange.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the extent that the following information is known to the Company or can be ascertained from public filings, the following shareholders beneficially own more than 5 % of the Company’s voting securities as of May 10, 2011:

John Lepinski 20,943,845 23.72%

Ralph Berezan 16,533,410 18.73%

Lisa Lepinski 7,880,154 8.9% (wife of John Lepinski)

Brent Lepinski 6,053,386 6.7% (son of John Lepinski)

The Company’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and the Company does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge, the Company is not directly or indirectly owned or controlled by a corporation or foreign government. As of December 31, 2010, the Company had unlimited authorized common shares without par value of which 86,892,537 (May 31, 2011: 88,292,537)

The Company’s major shareholders do not have voting rights different from other holders of the Company’s common shares.

Under the British Columbia Securities Act, insiders (generally officers, directors, holders of 10% or more of the Company’s shares) are required to file insider reports of changes in their ownership within 5 days of the date of trade. Insider reports can be viewed online at www.SEDI.ca.

As of May 31, 2011 there were 58 registered shareholders of record holding a total of 88,292,537 common shares of the Company. To the best of the Company’s knowledge there were 39 registered shareholders of record with registered addresses in Canada, 13 shareholders of record with registered addresses in the United States and 6 shareholders of record with registered addresses in other countries holding approximately 87,908,490 (99.57%)- 380,922 (0.43%) and 3,125 (0.00%) of the outstanding common shares, respectively. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.	Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect the Company or its predecessors during the year ended December 31, 2010.

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

A.	Financial Statements and Other Financial Information

The Company’s annual audited financial statements for fiscal years ended December 31, 2010 , 2009 and 2008 can be found under Item 17 of this annual report on Form 20-F.

Legal Proceedings

There are no legal or arbitration proceedings involving the Company, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on the Company’s financial position. This includes governmental proceedings pending or known to be contemplated.

Dividend Policy

The Company has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of the Company are being retained for exploration of its Projects.

B.	Significant Changes

There have been no significant changes to the accompanying financial statements since December 31, 2010, except as disclosed herein.

ITEM 9	THE OFFER AND LISTING

The Company’s authorized capital consists of an unlimited number of common shares without par value. There are no restrictions on the transferability of the Company’s common shares imposed by its constituting documents.

The common shares entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of our board of directors; and (iii) receive our remaining property on liquidation, dissolution or winding up.

A.	Offer and Listing Details

The following information provides the price history of the Company’s common shares that are listed on the TSX-V

	High	Low		High	Low
	($)	($)		($)	($)
Annual			By Quarter
Fiscal Year 2010	0.17	0.05	Fiscal 2009
Fiscal Year 2009	0.07	0.015	First Quarter	0.035	0.02
Fiscal Year 2008	0.16	0.015	Second Quarter	0.045	0.015
Fiscal Year 2007	0.40	0.075	Third Quarter	0.055	0.025
Fiscal Year 2006	0.145	0.085	Fourth Quarter	0.035	0.025

Monthly			Fiscal 2010
			First Quarter	0.0	0.0
January, 2011	0.185	0.15	Second Quarter	0.09	0.05
February, 2011	0.175	0.14	Third Quarter	0.13	0.075
March, 2011	0.175	0.09	Fourth Quarter	0.17	0.10
April, 2011	0.125	0.10
May, 2011	0.12	0.07	Fiscal 2011
			First Quarter	0.195	0.09

During the period November 24, 2009 to June 9, 2010, the Company’s common shares listed on the TSX V were under a cease trade while the British Columbia Securities Commission reviewed the Company’s Pre-feasibility study dated June 9, 2009 and filed on Sedar, July 22, 2009. An amended Pre-feasibility was completed May 3. 2010 and filed on Sedar on May 25, 2010. The Company resumed trading its common shares on the TSX V on June 9, 2010.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company’s securities are not listed on any other stock exchange or regulated market other than the TSX-V. The registrant’s shares did not trade from November 2009 to June 6, 2010 pending resolution of technical comments of the British Columbia Securities Commission on the PFS.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Incorporation

The Company’s Articles of Incorporation are registered with Industry Canada under Certificate No. 197635-1 under the Canada Business Corporations Act (“CBCA”).

Objects and Purposes

The Company’s Restated Articles of Incorporation do not specify objects or purposes.

Directors Powers and Limitations

The Company’s By-laws specify that there will be a minimum of three and a maximum of seven directors. Directors automatically retire at the commencement of each annual meeting subject to being re-elected.

Although the Company’s directors and officers have various fiduciary obligations to the Company, situations may arise where the interests of the directors and officers could conflict with those of the Company. The potential conflicts of interest arise as a result of common ownership and certain common directors, officers, and personnel of the Company and their associates and affiliates. These conflicts are normally resolved in accordance with the CBCA (in the case of the Company) which requires disclosures of conflicts at meetings of the directors held for the purposes, inter alia, of acquiring assets or dealing in assets in which directors have an interest. These directors are then prevented from voting on any resolution passed by the Board with respect to any such acquisition or dealing.

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

Shareholders’ Meetings

Under the CBCA, the Company’s directors must call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting and may at any time call a special meeting of shareholders.

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

Redemption

The Company has no redeemable securities authorized or issued.

Pre-emptive Rights

There are no pre-emptive rights applicable to the Company which provide a right to any person to participate in offerings of the Company’s securities

Liquidation

All common shares of the Company participate rateably in any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under the Company’s Articles or in the CBCA or under any other Canadian law on the right of persons who are not citizens of Canada to hold or vote common shares. (See also “Exchange Controls” – below.)

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares. No dividend may be paid if the Company is, or would thereby become, insolvent.

Voting Rights

Each Company share is entitled to one vote on matters to which common shares ordinarily vote including the election of directors, appointment of auditors and approval of corporate changes and other matters requiring shareholder approval.

Change in Control

The Company has not implemented any shareholders’ rights or other “poison pill” protection against possible take-overs. The Company does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.

Share Ownership Reporting

The articles of the Company do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to the Company’s shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of the Company but the British Columbia Securities Act requires disclosure of trading by insiders including holders of 10% of voting shares within 5 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. Insider reports can be viewed on-line at www.sedi.ca.

C.	Material Contracts

The Company is not subject to any material agreements except:

a) settlement agreement with John Lepinski under which $550,000 is owed to Mr Lepinski and is due January 2, 2012.
b) the mortgage on the Company’s Logan lake building.

D.	Exchange Controls

The Company is a Canadian Company. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax. See “Taxation”, below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Common Shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. The Company does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and the Company’s relatively small capitalization.

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

An investment in the Common Shares by a non-Canadian who is not a “WTO investor” (which includes governments of, or individuals who are nationals of, member states of the World Trade Organisation and corporations and other entities which are controlled by them), at a time when the Company was not already controlled by a WTO investor, would be reviewable under the Investment Act under three circumstances:

1.        first, if it was an investment to acquire control (within the meaning of the Investment Act) and the value of the Company’s assets, as determined under Investment Act regulations, was CDN$5 million or more;

2.        second, if an order for review was made by the federal cabinet of the Canadian government on the grounds that the investment related to Canada’s cultural heritage or national identity (as prescribed under the Investment Act), regardless of asset value;

3.        third, if an order for review was made by the federal cabinet of the Canadian government on the grounds that an investment by a non-Canadian could be injurious to national security, regardless of asset value.

An investment in the Common Shares by a WTO investor, or by a non-Canadian at a time when the Company was already controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control and the value of the Company’s assets, as determined under Investment Act regulations, was not less than a specified amount, which for 2011 is C$312 million, or if an order for review was made by the federal cabinet of the Canadian government on the grounds that an investment by a non-Canadian could be injurious to national security, regardless of asset value. The monetary threshold for review of a direct acquisition of a Canadian business (other than acquisition of a cultural business) by or from a WTO investor changes annually. At a date to be determined by the federal cabinet of the Canadian government, transactions will be reviewable only if the “enterprise value” of the assets of the Canadian business is equal to or greater than (a) C$600 million, in the case of investments made during the first two years after the amendments come into force; (b) C$800 million, in the case of investments made during the third and fourth years after the amendments come into force; and (c) C$1 billion, in the case of investments made between the fifth year after the amendments come into force and 31 December of the sixth year after the amendments come into force. This threshold will thereafter be adjusted on an annual basis.

The Investment Act provides detailed rules to determine if there has been an acquisition of control of a Canadian business. For example, a non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer. An acquisition of control for the purposes of the Investment Act also could occur as a result of the acquisition by a non-Canadian of all or substantially all of the Company’s assets.

The foregoing assumes the Company will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including

a)        an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

b)        an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

c)        an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the Common Shares, remained unchanged.

E.	Taxation

Certain Canadian Federal Income Tax Consequences

The following is a brief summary of some of the principal Canadian federal income tax consequences generally applicable to a person who holds common shares of the Company and who, at all relevant times for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and the Canada - United States Tax Convention, 1980, as amended (the “US Treaty”), is or is deemed to be a resident solely of the United States,

  deals at arm’s length with the Company,

  holds the common shares as capital property and as beneficial owner,

  does not use or hold, and is not deemed to use or hold, the common shares in, or in the course of, a business carried on in Canada, and qualifies for the benefits of the US Treaty

A person who meets all of these requirements is referred to as a “US Holder” in this summary, and this summary only addresses such US Holders.

Special rules, not discussed herein, may apply to a person (including a US Holder) that is an insurer that carries on business in Canada and elsewhere, or to a person (including a US Holder) in other special circumstances or of special status.

This summary is based on the facts set forth in this Form 20-F, the current provisions of the US Treaty, the Canadian Tax Act and regulations thereunder, and our understanding of the current administrative and assessing practice of the Canada Revenue Agency (the “CRA”), and takes into account all specific proposals to amend the Canadian Tax Act (the “Proposed Amendments”) publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other change to any relevant law or administrative or assessing policy or practice, although no assurance can be given in this respect. Except as otherwise expressly set out herein, this summary also does not take into account any provincial, territorial or non-Canadian income tax law, the implications of which may differ from the Canadian federal income tax considerations.

The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Company's shares (including a US Holder), and no opinion or representation with respect to the Canadian federal income tax consequences to any such holder or prospective holder is made. Accordingly, all holders and prospective holders of the Company's shares (including US Holders) should consult with their own tax advisors about the federal, provincial, local and non-Canadian tax consequences of purchasing, owning and disposing of the Company's shares.

Dividends

Dividends paid or credited or deemed to be paid or credited to a US Holder by the Company will be subject to Canadian withholding tax at the rate of 25% unless the rate is limited by the US Treaty. In general, the US Treaty limits the rate to 15% of the gross amount of the dividend (or 5% in the case of a US Holder that is a corporation that beneficially owns at least 10% of the Company's “voting stock” within the meaning of the US Treaty).

Dispositions of Common Shares

In general terms, a US Holder who realizes a gain on the actual or deemed disposition of a common share will not be subject to Canadian federal income tax under the Canadian Tax Act in respect of the capital gain unless such common share constitutes “taxable Canadian property” to the US Holder for purposes of the Canadian Tax Act and the US Holder is not exempt from Canadian federal income tax on such gain pursuant to the terms of the US Treaty.

Generally, a common share owned by a US Holder will not be taxable Canadian property of the US Holder at a particular time provided that, at that time,

  the common shares of the Company are listed on the TSX-V,

  neither the US Holder nor persons with whom the US Holder does not deal at “arm's length” for purposes of the Canadian Tax Act, alone or in any combination, owns or has owned 25% or more of the shares of any class or series of shares in the capital of the Company at any time in the 60 month period ending at that time, and the common share was not otherwise deemed to be taxable Canadian property of the US Holder under the Canadian Tax Act.

A US Holder who holds common shares of the Company as taxable Canadian property should consult with the US Holder’s own tax advisors with respect to any potential relief available under the US Treaty, if any.

A US Holder who is subject to Canadian federal income tax in respect of a disposition of a common share will realize a capital gain (or capital loss) equal to the amount by which the US Holder's proceeds of disposition, less reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the common share to the US Holder. In these circumstances, a US Holder who realizes a capital gain or capital loss in a taxation year will be required to include one half of the capital gain (the taxable capital gain) in income for Canadian federal income tax purposes, and may deduct one half of the capital loss (the allowable capital loss) against taxable capital gains incurred in respect of dispositions of taxable Canadian property, subject to and accordance with the provisions of the Canadian Tax Act and the US Treaty.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partner. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

  Passive Foreign Investment Company Rules

  If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.

  PFIC Status of the Company

  The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

  Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business and certain other requirements are satisfied.

  For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

  In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiary of the Company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) a distribution on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

  The Company believes that it was classified as a PFIC during the tax year ended December 31, 2010 and that it may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

  Default PFIC Rules Under Section 1291 of the Code

  If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

  A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

  Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

  If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

  QEF Election

  A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

  A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

  The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective.

  A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

  U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

  Mark-to-Market Election

  A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

  A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

  A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

  A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

  A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

  Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

  Other PFIC Rules

  Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

  Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

  Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

  The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

  Ownership and Disposition of Common Shares

  The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

  Distributions on Common Shares

  Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See “ Sale or Other Taxable Disposition of common shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”. In addition, the Company does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

  Sale or Other Taxable Disposition of Common Shares

  Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

  Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

  Additional Considerations

  Receipt of Foreign Currency

  The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

  Foreign Tax Credit

  Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

  Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

  Backup Withholding and Information Reporting

  Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns.

  Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F.	Dividends and Paying Agents

  Not applicable.

G.	Statement by Experts

  Not applicable.

H.	Documents on Display

  Exhibits attached to this annual report on Form 20-F are also available for viewing at the offices of the Company, 1000 Austin Avenue, Coquitlam, British Columbia V3K 3P1. Copies of the Company’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com), the Canadian equivalent of the Securities and Exchange Commission’s Electronic Document Gathering And Retrieval System (EDGAR).

I.	Subsidiary Information

  Not applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)	Transaction Risk and currency Risk Management

  The Company’s operations do not employ financial instruments or derivatives which are market sensitive and the Company does not have financial market risks that it deems to be material. Because the Company determined that had no material market risks for the preceding fiscal year 2010, no such summarized market risk information is provided herein.

(b)	Exchange Rate Sensitivity

  The Company’s operations are in Canada and hence it is not significantly affected by exchange rate risk. Its liabilities are all denominated in Canadian dollars.

(c)	Interest Rate Risk and Equity Price Risk

  The Company is equity financed. The only debt subject to interest rate change risks is the mortgage on the site office building and core warehouse at Logan Lake, British Columbia. The mortgage is with the vendor ($81,405@ 7.5%) at May 1, 2011.

(d)	Commodity Price Risk

  While the value of the Company’s resource properties can always be said to relate to the price of gold and copper and the outlook for same, the Company does not have any operating mines nor economic ore and hence does not have any hedging or other commodity based risks respecting its operations.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

  Not applicable.

B.	Warrants and Rights

  Not applicable. (Company warrants are non-transferable and no market exists for them. The Company has issued no rights.)

C.	Other Securities

  Not applicable.

D.	American Depositary Shares

  Not applicable.

  PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  Not applicable.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

  Not applicable.

ITEM 15	CONTROLS AND PROCEDURES

a)	Disclosure Controls and Procedures

  As required by Rule 13a-15(b) under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2010, being the date of the Company’s most recently completed fiscal year. This evaluation was carried out under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective in timely ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

b)	Management’s Annual Report On Internal Control Over Financial Reporting

  Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

  As part of its evaluation of the effectiveness of the Company’s internal control over financial reporting as required by Rule 13a-15(c) under the Exchange Act, the Corporation utilized the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control – Integrated Framework.

  Management has evaluated, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness, as of the end of the fiscal year ended December 31, 2010, of the Company’s internal control over financial reporting. Based on that evaluation, management concluded that, as of the end of the period covered by this annual report, the Company’s internal control over financial reporting is effective.

  This annual report does not include an audit or attestation report of the Company’s registered public accounting firm regarding the Company’s internal control over financial reporting. Management's report was not subject to an audit or attestation by the Company’s registered public accounting firm pursuant stet. rules of the SEC that permit the Company to provide only management's report in this annual report.

c)	Changes In Internal Control Over Financial Reporting

  There have been no changes in the Company’s internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) or Rule 15d-15(d) of the Exchange Act that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16	[RESERVED]

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

  The Company’s Board of Directors has determined that Edward Leung is an audit committee financial expert serving on the Company’s Audit Committee. Mr. Leung is an “independent” as defined under Sections 803A of the NYSE Amex LLC Company Guide, and in accordance with Rule 10A-3 of the Exchange Act.

ITEM 16B	CODE OF ETHICS

  The Company has adopted a Charter outlining its code of ethics that applies to the Company’s principal executive officer, principal finance officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Company’s Charter outlining its code of ethics is available to any person, without charge, upon request made to the Comptroller of the Company at the following address: 1000 Austin Avenue, Coquitlam, British Columbia, Canada, V3K 3P1

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

  The aggregate fees billed for professional services rendered by the Company’s independent auditor De Visser Gray LLP Chartered Accountants, for the years ended December 31, 2010 and December 31, 2009 for audit services are as follows:

	2010	2009
Audit Fees	$19,500	$18,500
Audit-Related Fees	NIL	NIL
Tax Fees	NIL	NIL
All Other Fees	NIL	NIL
Total	$19,500	$18,500

  Before the Company’s independent auditor is engaged to render any services, the engagement is approved by the Company’s audit committee.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

  Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

  None.

ITEM 16F	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

  Not applicable.

ITEM 16G	CORPORATE GOVERNACE

  Since the Company’s securities are not listed on a U.S. national securities exchange, it provides no summary herein of any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under the listing standards of any such exchange.

  PART III

ITEM 17	FINANCIAL STATEMENTS

  THE FOLLOWING ATTACHED FINANCIAL STATEMENTS ARE INCORPORATED HEREIN:

(1)	Auditors’ Reports on the balance sheets as at December 31, 2010, and 2009, and the statements of operations and deficit, and changes in cash flows for each of the three years ended December 31, 2010, 2009 and 2008;

(2)	Balance sheets as at December 31, 2010, and 2009;

(3)	Statements of operations and deficit for each of the three years ended December 31, 2010, 2009 and 2008;

(4)	Statements of changes in cash flows for the periods referred to in (3) above;

(5)	Statements of mineral property interests for the periods referred to in (2) above;

(6)	Notes to the financial statements;

  GETTY COPPER INC.

  FINANCIAL STATEMENTS

  FOR THE YEAR ENDED DECEMBER 31, 2010

  (stated in Canadian dollars)

  Contact: 1000 Austin Avenue
  Coquitlam, British Columbia
  Canada V3K 3P1
  Tel: 604-931-3231

  REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

  To the Shareholders of Getty Copper Inc.

  We have audited the accompanying financial statements of Getty Copper Inc. (“the Company”), which comprise the balance sheets as at December 31, 2010 and 2009, and the statements of operations, deficit and comprehensive loss and statements of cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

  Management’s responsibility for the financial statements

  Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

  Auditors’ responsibility

  Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

  An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

  Opinion

  In our opinion, the financial statements present fairly, in all material respects, the financial position of Getty Copper Inc. as at December 31, 2010 and 2009 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

  Emphasis of Matter

  Without qualifying our opinion, we draw attention to Note 2 in the financial statements which indicates that the Company has limited working capital, has no current sources of revenue and is dependent upon its ability to secure new sources of financing. These matters indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

  “De Visser Gray LLP”

  INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

  Vancouver, Canada
  April 25, 2011

GETTY COPPER INC.
BALANCE SHEETS
AS AT DECEMBER 31,
(stated in Canadian dollars)

	2010	2009
ASSETS

Current assets
Cash	$384,840	$294,722
Accounts receivable	10,978	22,291
Prepaid expenses	18,663	17,993

	414,481	335,006

Mineral rights (note 4)	4,572,537	4,418,618

Property, building and equipment (note 5)	129,319	135,109
	$5,116,337	$4,888,733

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (note 14)	$263,879	$335,684
Current portion of mortgage payable (note 7)	3,074	2,856

	266,953	338,540

Indemnity (note 6 )	551,447	625,348
Mortgage payable (note 7)	79,584	82,658

	631,031	708,006

	897,984	1,046,546

SHAREHOLDERS’ EQUITY

Share capital (note 9(b))	22,064,202	21,409,542
Contributed surplus (note 10)	1,232,430	1,204,025
Deficit	(19,078,279)	(18,771,380)

	4,218,353	3,842,187

	$5,116,337	$4,888,733

  Continuance of operations (note 2)
  Commitments and contingencies (note 13)
  Subsequent events (note 16)

  Approved by the Directors

  “Donald R. Willoughby” ,

  “Corby Anderson” ,

  See accompanying notes to Financial Statements

GETTY COPPER INC.
STATEMENTS OF OPERATIONS, DEFICIT AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31,
(stated in Canadian dollars)

	2010	2009	2008
	$	$	$

Expenses:
Amortization	895	1,094	1,369
Bank charges & interest	362	163	70
Filing fees	21,312	16,241	14,657
Interest - long term (note 14)	41,990	31,771	6,612
Insurance	2,881	2,759	2,618
Management fees (note 14)	30,000	30,000	30,000
Marketing & promotion	1,823	1,383	2,463
Office & miscellaneous	8,184	8,063	9,079
Professional fees (note 14)	153,698	771,049	80,424
Property tax	5,255	5,394	5,401
Rent (note 14)	6,000	6,000	11,790
Stock option compensation	-	160,238	90,867
Telephone	8,683	8,852	8,096
Transfer fees	8,784	7,137	6,990
Travel	6,725	4,198	9,434
Wages & benefits	38,128	36,679	35,715
	(334,720)	(1,091,021)	(315,585)
Other income:
Interest income	373	7,051	16,618
Miscellaneous income	27,448	-	2,243

Net and comprehensive loss for the year	(306,899)	(1,083,970)	(296,724)

Deficit, beginning of year	(18,771,380)	(17,687,410)	(17,390,686)
Deficit, ending of year	(19,078,279)	(18,771,380)	(17,687,410)
Loss per share (note 3(i))	(0.004)	(0.01)	(0.004)
Weighted average number of common shares outstanding	(81,188,428)	(80,892,537)	(78,901,928)

  See accompanying notes to Financial Statements

GETTY COPPER INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,
(stated in Canadian dollars)

	2010	2009	2008
	$	$	$
Cash provided by (used for)
Operating activities
Net loss for the year	(306,899)	(1,083,970)	(296,724)
Items not involving cash:
Amortization	895	1,094	1,369
Stock option compensation	-	160,238	90,867
	(306,004)	(922,638)	(204,488)
Net change in non-cash working capital items:
Accounts receivable	11,313	(20,079)	3,090
Prepaid expenses	(670)	7,210	(22,552)
Accounts payable and accrued liabilities	8,449	112,384	(616,535)
Indemnity	(73,901)	625,348	-
	(360,813)	(197,775)	(840,485)

Financing activities
Mortgage principal repayments	(2,856)	(2,653)	(2,464)
Private placements, net of issue costs	683,065	-	377,127
Warrants exercised	-	-	488,045
	680,209	(2,653)	862,708
Investing activities
Acquisition of equipment	-	(886)	-
Exploration costs	(229,278)	(220,277)	(61,839)
	(229,278)	(221,163)	(61,839)

Increase (decrease) in cash	90,118	(421,591)	(39,616)

Cash, beginning of year	294,722	716,313	755,929

Cash, end of year	384,840	294,722	716,313

Supplemental disclosure:

During the year the Company paid and received the following:
Interest paid	$65,891	$6,422	$6,612
Interest received	$373	$7,051	$16,618

  The Company has also excluded from its investing activities cash flows of $13,169 (2009 - $93,423, 2008 - $126,282) in accounts payable and $4,895 (2009 - $5,218, 2008 - $5,759) in amortization relating to exploration costs.

  See accompanying notes to Financial Statements

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

1.	Nature of Business

  Getty Copper Inc. (“the Company”) was incorporated under the Canada Business Corporations Act in September 1987, and its common shares are listed for trading on the TSX Venture Exchange. Subsequent to incorporation, the Company has gone through a number of name changes and in March 2003 its name was changed to Getty Copper Inc. The Company is in the business of mineral exploration and mine development in the Highland Valley area of British Columbia.

2.	General information and continuing operations

  These financial statements have been prepared on the assumption that the Company will continue to realize its assets and meet its liabilities in the normal course of business as a ‘going concern’. The Company has incurred losses since inception, has no source of operating revenue and at December 31, 2010 has net working capital of $147,528. The Company has been and remains dependent on its capacity to raise funds via equity issuances, under terms that are consistent with the best interests of shareholders, in order to finance its operations. These financial statements contain no provisions for adjustments which may become necessary if the Company becomes unable to continue on a ‘going concern’ basis.

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

  These financial statements are prepared in accordance with Canadian generally accepted accounting principles and the Company utilizes the following accounting policies:

a)	Cash

  Cash consist of funds held in the Company’s chequing and savings account that do not have any restrictions placed on them.

b)	Mineral rights

  Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will either be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

  Mineral property cost includes any cash consideration and the fair market value of shares issued, if any, on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.

  The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

  The Company reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

  Administrative costs are expensed as incurred.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

3.	Significant accounting policies -continued

c)	Property, building and equipment

  Property, building and equipment are recorded at cost net of accumulated amortization. Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment	30%
Building	4%
Computer equipment	45%
Computer software	100%
Office equipment	20%
Portable buildings	30%

  When the net carrying amount of the property, building or equipment exceeds estimated net recoverable amounts, the asset is written down to its estimated fair value and a change is recorded in the statement of operations. Amortization charges on assets that are directly related to mineral properties are allocated to that mineral property.

d)	Stock option plan

  The Company accounted for its stock options granted to its employees and non-employees using a fair value based method that is recommended by Canadian generally accepted accounting principles (CICA Handbook Section 3870, stock-based compensation and other stock-based payments).

  Compensation expenses for stock options granted to employees and non employees are measured at their fair value at their grant date. Stock options are initially measured using the Black Scholes model and recognized over the vesting period of the option granted using the Straight line method. When the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

e)	Future income taxes

  The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses. Future income tax assets are recorded in the financial statements if their realization is considered to be more likely than not.

f)	Exploration tax credits

  Exploration tax credits are recorded as a reduction in exploration costs as those costs are recovered.

g)	Flow-through financing

  Under the Canadian Income Tax Act a company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the Company. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital. Previously unrecognized tax assets may then offset or eliminate the liability recorded, with a corresponding charge to income.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

3.	Significant accounting policies - continued

h)	Use of estimates

  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Specific areas involving management estimates include the variables used to derive stock-based compensation, the valuation of mineral rights and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

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

  The Company has made the following designations of its financial instruments: cash as held-for-trading; accounts payable and accrued liabilities, indemnity and mortgage payable as other financial liabilities; and accounts receivable as loan and receivables.

  Financial assets classified as held-for-trading are measured at fair value with changes in those fair values recognized in net earnings. Loans, receivables and other liabilities are carried at amortized cost, which approximates the fair value of the instruments.

  The Company uses a three-tier hierarchy as a framework for disclosing fair value of financial instruments based on inputs used to value the Company’s investments. The hierarchy of inputs and description of inputs is described as follows:

  Level 1 – fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 – fair values are based on inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); or

  Level 3 – fair values are based on inputs for the asset or liability that are not based on observable market data, which are unobservable inputs.

  Financial instruments classified as level 1 – quoted prices in active markets include cash.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

3.	Significant accounting policies - continued

k)	Asset retirement obligations

  The fair value of obligations associated with the retirement of tangible long-lived assets is recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations are recognized when there is a legal obligation and when a reasonable estimate of the fair value of the obligation can be made. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in amortization expense. The costs capitalized to the related assets are amortized in a manner consistent with the amortization and depletion of the related asset. At December 31, 2010 and 2009, the Company cannot reasonably estimate the fair value of the resource properties’ site restoration costs, if any.

l)	Retirement of long-lived assets

  Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

m)	Future Accounting Changes

  CICA Sections 1582, 1601, 1602 Business Combinations, Consolidations, and Non-Controlling Interests

  In January 2009, the AcSB issued the following Handbook sections: 1582 – Business Combinations, 1601 – Consolidations, and 1602 – Non-Controlling Interests. These new Sections will be applicable to financial statements relating to the Company's interim and fiscal year end beginning on or after January 1, 2011. Early adoption is permitted. The Company does not expect that there will be any material impact upon its adoption of these new sections on its financial statements.

  International Financial Reporting Standards (“IFRS”) Convergence

  In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The first reporting fiscal year for the Company using IFRS will be for the year commencing January 1, 2011 and ending December 31, 2011. This will result in the Company reporting under IFRS starting with the interim period ending March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP. The Company expects the transition to IFRS to impact accounting policies, financing reporting, IT systems and processes, as well as certain business activities.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

4.	Mineral rights

  The Getty mineral claims are contiguous and are located within the Kamloops Mining District of Highland Valley, British Columbia, covering an area of approximately 200 square kilometres. Building and equipment amortization included in exploration costs during the year ending December 31, 2010 amounted to $4,895 (2009 - $5,218).

  During the year ending December 31, 2010, the Company incurred $153,919 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Pre-feasibility study	$-	$-	$5,938	$5,938	$-	$11,876
Geology	-	-	1,521	1,521	-	3,042
Other	35,549	29	53,021	45,167	5,235	139,001
Total exploration & development costs	$35,549	$29	$60,480	$52,626	$5,235	$153,919

  As at December 31, 2010, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Assay	$35,746	$1,143	$507,075	$66,732	$13,971	$624,667
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Pre-feasibility study	-	-	343,563	184,819	-	528,382
Geology	791,243	37,303	1,798,860	337,072	157,304	3,121,782
Metallurgy	525	-	972,074	14,514	-	987,113
Other	795,842	17,263	986,260	236,030	139,789	2,175,184
Total exploration & development costs	$1,810,802	$57,616	$8,843,939	$1,296,530	$398,023	$12,406,910
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	1,844,012	169,462	9,196,336	2,365,664	511,906	$14,087,380
Write-offs	(1,730,130)	(56,635)	(6,541,306)	(800,706)	(386,066)	(9,514,843)
	$113,882	$112,827	$2,655,030	$1,564,958	$125,840	$4,572,537

  As at December 31, 2009, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Assay	$35,746	$1,143	$507,075	$66,732	$13,971	$624,667
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Pre-feasibility study	-	-	337,625	178,881	-	516,506
Geology	791,243	37,303	1,797,339	335,551	157,304	3,118,740
Metallurgy	525	-	972,074	14,514	-	987,113
Other	760,293	17,234	933,239	190,863	134,554	2,036,183
Total exploration & development costs	$1,775,253	$57,587	$8,783,459	$1,243,904	$392,788	$12,252,991
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	1,808,463	169,433	9,135,856	2,313,038	506,671	13,933,461
Write-offs	(1,730,130)	(56,635)	(6,541,306)	(800,706)	(386,066)	(9,514,843)
	$78,333	$112,798	$2,594,550	$1,512,332	$120,605	$4,418,618

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

4.	Mineral rights (continued)

  The Company acquired a 100% interest in the Getty North Property in 1992 from Robak Industries Ltd. ("Robak") and Masco Capital Inc. ("Masco"), two private corporations controlled by the Company's then president. As consideration, the Company issued 4,608,492 common shares to each of the private corporations involved, subject to the Company obtaining a valuation on the property establishing a minimum value of $2,304,246 and the approval of the securities commission in existence at that time. The property is subject to a 1.5% net smelter return royalty in favour of Robak.

  The Getty Northwest property claims were acquired by the Company through staking this property. This property is also subject to a 1.5% net smelter return royalty in favour of Robak.

  The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak. Certain terms and conditions laid out on this original contract were not met and on November 8, 2002, the Company and Robak terminated the original agreement and entered into a subsequent agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest mineral rights and a 50% interest in the Getty South mineral rights in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000. The Company also agreed to pay 100% of the costs to place the Getty South mineral rights into production, and granted a 1.5% net smelter royalty on all of these claims in favour of Robak.

  During 2010, the Company entered into a Letter of Intent (“LOI”) with Effisolar Energy Ltd. (“Effisolar”) allowing it to earn up to 51% interest in Getty North, Getty South, and Getty West (“Property”) and to form a joint venture for further exploration upon completion of the conditions listed in the LOI. Due to the length of time of negotiations for a formal agreement to be completed, the parties entered into a binding interim agreement, whereby Effisolar would fund a $420,000 work program on the properties. The Company and Effisolar was unable to reach a formal agreement by the end of the year and the existing binding interim agreement was terminated before the year end (Refer to note 16).

  Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to its properties are in good standing.

5.	Property, building and equipment

		December 31,		December 31,
		2010		2009
		Accumulated
	Cost	Amortization	Net	Net
Automotive equipment	$29,318	$29,133	$185	$265
Computer equipment	98,540	97,865	675	1,226
Computer software	74,359	74,359	-	-
Office equipment	54,407	50,869	3,538	4,422
Portable buildings	12,112	12,112	-	-
Building	178,124	75,525	102,599	106,874
Land	22,322	-	22,322	22,322
	$469,182	$339,863	$129,319	$135,109

  The Company owns land and office/storage building in Logan Lake. The premises are used for core storage, field offices and vehicle storage. The property is encumbered by a mortgage in the amount of $82,658 as of December 31, 2010 (Refer to Note 7).

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

6.	Indemnity

  In April, 2009, the Company reached a settlement with one of its directors, to indemnify him for approximately 88% of legal expenses incurred during 2004 to 2007 in connection with his prosecution of legal actions against former directors who were alleged to have improperly attempted to impugn for personal reasons a 2002 mineral property interest sale agreement (“MPISA”) between the director’s company, Robak Industries Ltd (“Robak”), and the Company. The settlement was premised on the fact that the director's legal actions were of benefit to the Company in the conduct of its own litigation in defense of the MPISA. The settlement provides that the director will be entitled to receive $650,000 by way of a secured debenture of $600,000 payable January 2, 2012 and bearing interest at 6%, plus $50,000 (paid) cash upon execution of a definitive agreement. The payment must be accelerated in the event the Company completes a financing of $2 million or more or in certain customary events of default (failure to maintain the properties, insolvency etc.).

  During the current year the Company paid $50,000 of the outstanding principal balance and $59,671 of the accrued interest on the balance. Indemnity is not secured by any of the Company’s assets.

7.	Mortgage payable

  The mortgage payable is associated with the Logan property (refer to Note 5).

  The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2012.

  Principal repayments required are as follows:

2011	$3,074
2012	79,584
Total	$82,658

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

8.	Income taxes

  A reconciliation of Canadian income taxes at statutory rate is as follows:

	Dec. 31, 2010	Dec. 31, 2009

Net and comprehensive loss for the year before income taxes	$306,899	$1,083,970

Expected income tax recovery	$(88,387)	$(324,480)
Net adjustment for amortization and non - deductible amounts	5,451	51,401
Unrecognized benefit of tax pool assets	82,936	273,079
	$-	$-

  The significant components of the Company’s future income tax assets are as follows:

	Dec. 31, 2010	Dec. 31, 2009
Future income tax assets:
Mineral properties	$620,782	$646,971
Non-capital loss carryforwards	1,462,669	1,573,136
Equipment	92,408	94,599
Share issue cost	9,071	4,353
	2,184,930	2,319,059
Valuation allowance	(2,184,930)	(2,319,059)
Net future tax assets	$-	$-

  At December 31, 2010, the Company has approximately $5,856,000 of loss carry forwards which may be available to reduce taxable income in future years. These losses expire as follows:

2014	$563,000
2025	622,000
2026	1,133,000
2027	2,121,000
2028	205,000
2029	924,000
2030	288,000
$5,856,000

  Subject to certain restrictions, the Company also has mineral property expenditures of approximately $7,055,000 available to reduce taxable income in future years.

  Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

  The Company renounces exploration expenditures to investors through flow-through shares, and also claims refundable tax credits relating to exploration work from the Government of British Columbia.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

9.	Share capital

a)	Authorized: Unlimited number of common shares

b)	Issued:	Shares	Amount

	Balance, December 31, 2008 and 2009	80,892,537	$21,409,542
	Shares issued by private placement	6,000,000	720,000
	Share issue costs	-	(65,340)
	Balance December 31, 2010	86,892,537	$22,064,202

  In December 2010, the Company completed a non-brokered private placement of 6,000,000 shares at a price of $0.12 each for proceeds of $720,000.The Company paid $36,935 in cash and issued 325,000 warrants as finder’s fees with a fair value of $28,405. The fair value of the agents warrants is estimated using Black-Scholes model with weighted average assumption as follows:

Risk free interest rate	1.65%
Expected life of warrants in years	1.5 years
Expected volatility	189.26%
Dividend per share	$0.00

  Warrants – continuity

		Number of				Number of
Expiry Date	Exercise	Warrants	Issued	Exercised	Cancelled	Warrants
	Price	Dec 31,				Dec. 31,
		2009 and				2010
		2008
June 13, 2012	0.12	-	325,000	-	-	325,000

Wt. Average price		$0.00	$0.12	$0.00	$0.00	$0.12
Wt. Average remaining life (yrs)		-	-	-	-	1.50

  Share purchase options – continuity

		Number			Number of	Number of
Expiry Date	Exercise	of	Issued	Cancelled	Options	Options
	Price	Options			Dec. 31,	Dec. 31,
	$	Dec 31,			2009	2010
		2008
July 20, 2010	0.25	1,000,000	-	(1,000,000)	-	-
August 15,2010	0.25	200,000	-	(200,000)	-	-
May 16, 2013	0.20	1,475,000	-	(1,475,000)	-	-
August 14, 2014	0.10	-	3,325,000	-	3,325,000	3,325,000
		2,675,000	3,325,000	(2,675,000)	3,325,000	3,325,000

Wt. average price		$0.22	$0.10	$0.22	$0.10	$0.10
Wt. average remaining life (yrs)		3.39	-	-	4.62	3.62

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

9.	Share capital - continued

  At the Company’s 2007 Annual General Meeting, the shareholders approved an amendment to the Incentive Stock Option Plan to allow the issuance of up to a maximum 6,700,000 incentive stock options. During 2009, 2,675,000 options were cancelled and 3,325,000 options were issued at $0.10, expiring August 14, 2014. During 2010, no new options were issued and the outstanding options were neither cancelled nor exercised during the year.

  The fair value of the stock options is estimated using Black-Scholes model with weighted average assumption as follows:

	2010	2009	2008
Risk free interest rate	-	3.05%	2.95%
Expected life of options in years	-	5 years	5 years
Expected volatility	-	178%	172%
Dividend per share	-	$0.00	$0.00
Stock based compensation	-	$160,238	$90,867

  There is no estimated compensation cost to record for the year ending December 31, 2010 as there were no new options issued during the year and all the previously issued options have fully vested. During 2009, the Company recorded $124,022 for the options issued during the year and $36,216 on the options issued during 2008. During 2008, the Company recorded $90,867 for options issued that vested immediately.

10.	Contributed surplus

  The continuity of contributed surplus is as follows:

	2010	2009
Balance at beginning of year	$1,204,025	$1,043,787
Stock-based compensation	-	160,238
Fair value of the agents warrants issued	28,405	-
Balance at end of year	$1,232,430	$1,204,025

11.	Capital management

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

  There were no changes in the Company’s approach to capital management during the year ending December 31, 2010. The Company is not subject to externally imposed capital requirements.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

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

  Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity by ensuring there is sufficient capital to meet short and long-term business requirements, after taking into account cash flows from the operations and the Company’s holdings of cash. The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

  Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements. Future requirements are met through a combination of committed credit facilities to access to capital markets.

c)	Interest rate risk

  Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. The Company currently has no assets or liabilities subject to fluctuating rates of interest and consequently the Company is of the opinion that interest rate risk is currently nominal.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

13.	Commitments and contingencies

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

	2010	2009	2008
Accounts payable and accrued liabilities	$29,845	$-	$6,150
Indemnity	$551,447	$625,348	$-
Exploration and development costs incurred	$31,319	$35,917	$32,381

Expenses:
Management fees	$30,000	$30,000	$30,000
Professional fees	$88,827	$17,083	$17,976
Rent	$6,000	$6,000	$6,000
Interest expense	$35,769	$25,348	$-

  These transactions are in the normal course of operations and are measured at fair value as determined by management.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

15.	Difference between Canadian and United States accounting principles.

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

  Under Canadian GAAP costs of acquisition and exploration and development expenditures are permitted to be capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold or abandoned. If there is an indication of impairment the mineral rights are written-down to their estimated recoverable amounts. Under US GAAP all exploration and development costs incurred prior to the determination of economic feasibility are expensed currently. There have been no acquisition costs associated with mineral claims since 2003.

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

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

15.	Differences between Canadian and United States accounting principles – continued

  Statements of Operations and Deficit

	2010	2009	2008
Net loss under Canadian GAAP	$(306,899)	$(1,083,970)	$(296,724)
Effect of exploration costs	(153,919)	(66,355)	(365,131)
Net loss under US GAAP	(460,818)	(1,150,325)	(661,855)
Deficit, beginning of year under US GAAP	(26,954,930)	(25,804,605)	(25,142,750)
Deficit, end of year under US GAAP	$(27,415,748)	$(26,954,930)	$(25,804,605)
Loss per share under US GAAP	$(0.006)	$(0.014)	$(0.009)

  Balance Sheets

	Canadian	US	US
December 31, 2010	GAAP	Adjustments	GAAP
Current assets	$414,481	$-	$414,481
Mineral rights	4,572,537	(4,572,537)	-
Property, building and equipment	129,319	-	129,319
	5,116,337	(4,572,537)	543,800
Current liabilities	$266,953	$-	$266,953
Other liabilities	631,031	-	631,031
Share capital	22,064,202	1,774,000)	23,838,202
Share subscriptions	-	-	-
Contributed surplus	1,232,430	1,990,932	3,223,362
Deficit	(19,078,279)	(8,337,469)	(27,415,748)

	$5,116,337	$(4,572,537)	$543,800

	Canadian	US	US
December 31, 2009	GAAP	Adjustments	GAAP
Current assets	$335,006	$-	$335,006
Mineral rights	4,418,618	(4,418,618)	-
Property, building and equipment	135,109	-	135,109
	4,888,733	(4,418,618)	470,115
Current liabilities	$338,540	$-	$338,540
Other liabilities	708,006	-	708,006
Share capital	21,409,542	1,774,000	23,183,542
Share subscriptions	-	-	-
Contributed surplus	1,204,025	1,990,932	3,194,957
Deficit	(18,771,380)	(8,183,550)	(26,954,930)
	$4,888,733	$(4,418,618)	$470,115

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, 2009 and 2008
(stated in Canadian dollars)

15.	Differences between Canadian and United States accounting principles – continued

	Canadian	US	US
December 31, 2008	GAAP	Adjustments	GAAP
Current assets	$743,728	$-	$743,728
Mineral rights	4,352,263	(4,352,263)	-
Property, building and equipment	140,536	-	140,536
	5,236,527	(4,352,263)	884,264
Current liabilities	$385,094	$-	$385,094
Other liabilities	85,514	-	85,514
Share capital	21,409,542	1,774,000	23,183,542
Share subscriptions	-	-	-
Contributed surplus	1,043,787	1,990,932	3,034,719
Deficit	(17,687,410)	(8,117,195)	(25,804,605)
	$5,236,527	$(4,352,263)	$884,264

  Statements of Cash Flows

	2010	2009	2008
Canadian GAAP – Cash used in operating activities	$(360,813)	$(197,775)	$(840,485)
Exploration costs expensed under US GAAP	(229,278)	(220,277)	(61,839)
US GAAP – Cash used in operating activities	$(590,091)	$(418,052)	$(902,324)
Canadian GAAP – Cash used in investing activities	$(229,278)	$(220,277)	$(61,839)
Exploration costs expensed under US GAAP	229,278	220,277	61,839
US GAAP – Cash used in investing activities	$-	$-	$-

Canadian GAAP and US GAAP – cash provided by financing activities	$680,209	$(2,653)	$862,708

16.	Subsequent Events

    Subsequent to the year end, the Company entered into an assignment agreement with Effisolar, who was responsible for paying for the cost associated with geophysical survey carried out on Getty North and South properties by Quantec Geoscience during 2010. The Company agreed to pay Effisolar for Quantec invoices by issuing 1.4 million shares of the Company.

  GETTY COPPER INC.

  MANAGEMENT DISCUSSION & ANALYSIS

  DECEMBER 31, 2010

  The following discussion and analysis of the results of operations and financial position of the Company for the year ending December 31, 2010 should be read in conjunction with the December 31, 2010 financial statements and the related notes which have been prepared in accordance with or reconciled to Canadian Generally Accepted Accounting Principles. All dollar amounts in this Management Discussion and Analysis (“MD&A”) are stated in Canadian dollars. The effective date of this report is date of filing.

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

  Overall Performance

  The Company is engaged in the acquisition and exploration of natural resource properties. Since 1993, the Company has been focussing on exploration, when funds permit, on parts of its approximately 200 km2 (124 miles2)mineral properties in Highland Valley, British Columbia. These properties adjoin the large porphyry copper mining and milling operations of Highland Valley Copper.

  A recently conducted Titan 24 DC/IP Geophysical Survey by Quantec Geoscience Ltd. has successfully identified at least 39 geophysical anomalies of which 12 can be considered high priority drill targets. According to Quantec, in summary, “anomaly priorities are based on a combination of depth below surface, size of the chargeability anomaly, correlation between conductors with chargeability highs and trust in an anomaly (i.e. the anomaly can be followed over several lines and the HS-chargeability model shows a similar shaped anomaly). The number of the high priority targets is based on occurrences on each line.”

  The Titan -24 DC/IP/MT geophysical survey was conducted over the Getty Copper’s Highland Valley property between November 20th and December 13th of 2010. A total of 12 lines of data were collected (23.2 line-km of direct current induced polarization (“DC/IP”) and 19.2 line-km Magnetotelluric (MT) data with a station spacing of 100 m. The survey geometry for the DC/IP component was a pole-dipole geometry. The line spacing was 250 m. and the lines were located in staggered fashion over the Getty North Deposit, the Getty South Deposit and the Getty West Zone, which is 1.4 km to the southwest of the Getty North Deposit.

  The objective of the survey was to further delineate the geophysical signatures of the Getty North and Getty South deposits, and the Getty West Zone, as well as identify other anomalies and features of interest. The survey covered only a small percentage of the total Getty property surface area.

  The survey confirmed by correlation with the past drill results the location of Getty North, and South Deposits, and revealed a large anomaly southwest of the Getty North deposit named the Getty West anomaly. Overall data quality was high. Several NNE-SSW striking faults were identified as narrow conductive features in both the DC and MT models, as well as breaks in the chargeability models. The survey produced an excellent correlation between mineralization shown in the drill holes targeting the Getty North and South deposits and the location of anomalies IP-07, IP-08 and IP-01 respectively.

  Based on the recent Quantec program results and the previous 43 101 pre Feasibility study Getty is focused on a plan estimated at $5 million CDN to move the project forward toward feasibility, subject to financing being available. This is projected to include approximately 12,000 meters of drilling to expand the Getty North and Getty South reserves and resources while also delineating the exploration targets revealed by the Quantec work and previous studies. As well confirmatory Geotechnical and Metallurgical programs will be undertaken. Also, environmental and permitting activities will be advanced and basic engineering in support of a feasibility study will be undertaken.

  GETTY COPPER INC.

  MANAGEMENT DISCUSSION & ANALYSIS

  DECEMBER 31, 2010

  Summary of Survey Results:

    Getty North Deposit

    It appears that the higher copper assays observed in the Getty North drill holes correlate very closely to the centers of the chargeability anomalies, whereas the high copper assays correlate better with the contact between the high-moderate chargeability features.

    The Getty North deposit anomaly appears to be composed of two centers of high chargeability, where the western center extends further north-east following the interpreted faults and chargeability highs. The resistivity is moderate-low for both centers.

    Getty South Deposit

    The higher copper assays for the Getty South Deposit, correlate very well with the center of the chargeability anomaly. The chargeability anomaly suggests additional potential for copper mineralization at depth, which can be determined by extending the survey line in a possible second stage Titan 24 survey.

    The Getty South Deposit anomalies are represented by a low resistivity, and a weak to moderate chargeability feature extending to approx. 350 m (,1,150 ft.) below the surface which confirms the known deposit dimensions which is visible on all 4 short lines (250N-1000N). The chargeability anomaly could be open to depth, since the length of the survey lines (survey geometry) limits the depth of penetration at this location. The strongest response of the Getty South deposit is on line 500N, where the anomaly has an east-west length of approximately 350 m (1,148 ft.) located between 50 m (164 ft.) depth and the bottom of the model.

    Quantec recommended to extend the lines over the Getty South Deposit in both the east and the west directions, to better image the Getty South IP anomaly with the full depth of penetration capability with the Titan-24 system. Several other lines can also be considered, since other smaller anomalies have been identified in this survey which are only covered by a single additional line due to the staggered nature of the line locations, filling in the gaps of data, can be considered to further study these single line anomalies.

    Getty West Zone

    The Getty West anomaly is a near surface structure of 320 m (1,050 feet) in east west direction. This feature is a weak to moderate chargeability & moderate-low resistivity and spans four (4) lines (L3000N-3750N).

    There is further potential for the Getty West anomaly to be further extended south. Since the IP anomaly is not closed off by the southern most line. Additional lines of Titan-DC/IP and MT are also recommended to fill the gap between the Getty South and Getty north groups of lines.

    Quantec also recommends to follow-up this survey with a borehole DC-IP survey is order to further delineate potential deposits and identify off-hole anomalies, due to the large number of available boreholes (provided the holes are still open).

    The MT method could also be of use for further exploration of the Getty property, since many of chargeability anomalies appear to be related, or at least bound by an interpreted fault. One interpretation of the geophysical data suggests that the NW trending faults exert a strong control on mineralization.
    Drill hole data seem to confirm this interpretation.

  GETTY COPPER INC.

  MANAGEMENT DISCUSSION & ANALYSIS

  DECEMBER 31, 2010

  The Company retained West Coast Environmental and Engineering (WCE) of Ventura and Nevada City, California, to prepare a Preliminary Feasibility Study (“PFS”) which was filed on SEDAR on July 22, 2009. On Nov 30 2009 the Company’s securities were made subject to a cease trade order in British Columbia issued by the BC Securities Commission pending resolution of the BCSC’s technical staff’s comments on the PFS.”) The PFS has been amended to respond to their comments and it has been accepted and filed on SEDAR. The substance of the pertinent changes are outlined in the context of the press release as follows;

  Getty Copper Inc is pleased to announce that the previous 43-101 Pre-Feasibility Study dated June 9, 2009 has now been amended and restated by West Coast Environmental and Engineering, as a result of a review by technical staff of the British Columbia Securities Commission. The following statements summarize and reconcile the amendments made to the Pre-Feasibility Report dated June 9, 2009 and are included in the final technical report dated May 3, 2010 that will be filed on www.sedar.com. The Report is a pre-feasibility report and readers are reminded that its conclusions are broad in nature and remain subject to the requirements for detailed engineering in a (final) feasibility report prepared in accordance with industry and regulatory requirements.

  Indicated and Inferred Mineral Resources were originally bounded within the original pit boundaries. The updated May 3, 2010 Pre-Feasibility Study has now updated the indicated and inferred resource to include all mineralization that had reasonable prospects for economic extraction under favourable economic conditions, thus resulting in an increase in both the Indicated and Inferred Mineral Resources. The Indicated Resource blocks within the preliminary pit design were designated as the Probable Mineral Reserves. The revised table below illustrate this. (the original June 9, 2009 resource is in parenthesis):

  Table 1. Summary of Changes In Getty Indicated And Inferred Mineral Resource Estimates.

Deposit	Indicated Resources (millions of tonnes)	Grade
		Cu%	Mo%
North	69.258 (49.691)	0.370 (0.397)	0.005
South	45.148 (36.870)	0.377 (0.405)	No Data
Total	114.406 (86.551)	0.373 (0.400)	---
Deposit	Inferred Resources (millions of tonnes)	Grade
		Cu%	Mo%
North	18.166 (8.089)	0.271 (0.419)	0.005
South	23.593 (14.008)	0.278 (0.314)	No Data
Total	41.759 (22.097)	0.275 (0.352)	---

  There were no changes to the reserves estimated in the June 9, 2009 Pre-Feasibility Study. These are shown in Table 2.

  Note to U.S. Investors concerning estimates of Indicated Resources. This section uses the term “indicated resources”. We caution U.S. investors that while this term are recognized and required by Canadian Securities Administrators pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves, as defined by the U.S. Securities and Exchange Commission.

  Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term “inferred resources”. We caution U.S. investors that while this term is recognized and required by Canadian Securities Administrators pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian Securities Administration rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

  GETTY COPPER INC.

  MANAGEMENT DISCUSSION & ANALYSIS

  DECEMBER 31, 2010

  Table 2. Summary of Getty Probable Mineral Reserve Estimates.

Deposit	Probable Reserves (millions of tonnes)	Grade
		Cu %	Mo%
North	49.691	0.397	0.005
South	36.870	0.405	No Data
Total	86.561	0.400	---

  Further, there have been substantial recent swings in copper and molybdenum prices. The June 9, 2009 report used 60% of the 3 year trailing average and 40% of the 2 year forward average to project the copper metal price (US$3.29), and a deescalating molybdenum price based on a long term projected molybdenum prices (US$29.33 deescalating to US$14.75).

  Due to the precipitous drop and subsequent gain in metal prices during late 2009 and early 2010, metal prices used were reviewed and changed using the original parameters. Accordingly, in the May 3, 2010 updated Pre-Feasibility Study, the long term copper price was dropped to US$2.99. Molybdenum pricing was reviewed and updated to an escalating future price using a price starting at US$18.00 escalating to US$22.35.

  During the metal price review, the cash flow analysis was reviewed and changed as appropriate due to development of more accurate capital numbers and the appropriate change in contingency for those numbers. Table 3 identifies these amendments.

  Table 3. Economic Criteria Update Summary.

Area	June 9, 2009	Current	Remarks
Mine Equip	$34,407,719	$42,638,050	Part of G&A not accounted for in original report
Mill	268,192,868	230,770,238	EPCM removed from mill costs
G&A	2,971,750	45,291,677	EPCM was included as part of General and Administration
Reclamation	17,830,500	7,277,278	Reduced by developing detailed use area
Working Capital	29,717,500	19,727,557	Based on approximately 3 months operating costs
Sub Total	353,120,337	345,704,800	Reduced mainly due to proper reclamation accounting and appropriate working capital
Contingency	88,280,084	39,541,957	The contingency was lowered based on detailed equipment quotes and reduction in Estimated costs
Total	$441,400,421	$385,246,757

  GETTY COPPER INC.

  MANAGEMENT DISCUSSION & ANALYSIS

  DECEMBER 31, 2010

  Changes in contingency were also developed due to more detailed pricing that had been obtained after June 9, 2009. Thus the contingency utilized on equipment was lowered. Also, contingencies were removed from the reclamation bond and working capital as they are not contingency items. The reclamation bond was reduced due to better and more detailed information of the project and the actual costs associated with bonding in British Columbia. The working capital bond was lowered due to the operating cost changes when the proposed mining of the pits were changed and the Getty North Pit was proposed to be mined first to optimize molybdenum values.

  In summation, the following represent the new May 3, 2010 updated NI 43-101 Pre-Feasibility Study pre tax NPV, cash flow, IRR, pre tax NPV’s calculated for 5% and 8% discount rates respectively.

    Projected Cash Flow – CAN $381Million

    Projected Internal rate of return – 10.85%

    Estimated net present value C$145.0 Million @ 5% Discount;C$58.8 Million @ 8% Discount

  This press release has been prepared under the guidance of Craig Parkinson, P.Geo registered in British Columbia and a Qualified Person under NI 43-101 guidelines.

  The focus of the PFS is evaluating the potential viability of a cathode copper and molybdenum process plant. The PFS summarizes and integrates a large number of previous technical reports. The updated PFS confirms that the oxide and sulphide reserves of the Getty North Deposit could potentially be open-pit mined in conjunction with the Getty South oxide and sulphide reserves.

  The Company’s other identified potential mineral zones, known as North Valley; Glossie; Getty West, Northwest, Southwest, and Central; are all in the early stage of exploration and there is insufficient data to establish whether any resources may exist. The Company continues to seek additional properties worthy of exploration and development.

  The price of copper has rebounded strongly from the slump in 2009 as a result of worldwide economic conditions. There is no way to predict future metal prices and therefore current prices may not reflect future prices and this may have a bearing on the time frame that would be required to place any mineral deposit that may be located on the property into commercial production. The Company continues its efforts to move the properties into the development stage to take advantage of the current demand for copper.

  Result of Operations

  Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003. Consequently at the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.

  The Company’s working capital increased to $147,528 for the year ending December 31, 2010 from ($3,534) at December 31, 2009, the increase of $151,062 is a result of $720,000 raised through a private placement whereby the Company issued 6,000,000 shares at $0.12. General and administration expenses as well as the recognition of an indemnity payable to a director (see note 6 of the financial statements). The Company has no source of revenue other than funds raised through the issuance of stock, through private placement.

  GETTY COPPER INC.

  MANAGEMENT DISCUSSION & ANALYSIS

  DECEMBER 31, 2010

  The Company’s total assets increased during the year ending December 31, 2010 to $5,116,337 an increase of $227,604 from December 31, 2009. A private placement completed in December 2010 offset the funds used to pay administrative expenses. The Company’s liabilities decreased by $148,562. The decrease in liabilities is a result of the Company paying the interest incurred on the unpaid balance of an indemnity settlement as well as $50,000 on the principle. The indemnity settlement is with one of the directors to indemnify him for approximately 88 % of his legal expenses which were incurred during 2004 to 2007 in the research and prosecution of legal actions related to lawsuits involving the Company. These lawsuits were in connection with a 2002 mineral property interest sale agreement and the actions of certain former directors. The settlement is premised on the fact that the director’s legal actions were of benefit to the Company in the conduct of its own litigation in connection with the same matters. The settlement provides that the director will receive $650,000 by way of a secured promissory note for $600,000 payable January 2, 2012 and bearing interest at 6% effective April 18, 2009, plus $50,000 cash upon execution of a definitive agreement, which was paid in November 2009. A further payment of $50,000 was paid in December 2010. The indemnity was expensed to legal fees which is included in the professional fees in the statement of operations of the financial statements. Exploration expenditures on the property are deferred, thus increasing the balance sheet value of the mineral rights. The Company has no significant source of working capital other than funds raised through private placement, exercising of warrants and Incentive Stock Options.

  The loss from operations for the year ending December 31, 2010 decreased by $777,071 over the loss reported at December 31, 2009. General and administrative expenditures for the year ending December 31, 2010 decreased to $334,720 compared to $1,091,021 at December 31, 2009. The comparative decrease of $756,301 in administrative expenses between the year ending December 31, 2010 and 2009 is primarily due to a decrease in legal fees, which in 2009 included the indemnity settlement, as explained in the above paragraph, and stock option compensation. The legal costs incurred during the year ending December 31, 2010 were primarily due to correspondence with the British Columbia Securities Commission, “BCSC” and Getty’s technical Qualified Persons and consultants in response to the BCSC questions and providing revisions to the Pre-Feasibility Report. The interest increase is due to the promissory note as described in the paragraph above for the indemnity settlement. Professional fees for the year ending December 31, 2010 $153,698 (2009 - $771,049) which include legal fees of $119,616 (2009 - $734,107) and $34,082 (2009 - $36,942) in accounting fees.

  Selected Quarterly Information:

	December 31, 2010	December 31, 2009	December 31, 2008
Loss for the quarter	($110,745)	($165,245)	($181,725)
Loss for the year ending	(306,899)	($1,083,970)	($296,724)
Loss per share:	($0.004)	($0.01)	($0.004)
Assets	$5,116,337	$4,888,733	$5,236,527

  Summary of Quarterly Results

	Dec. 31 2010	Sept. 30 2010	June 30 2010	March 31 2010	Dec. 31 2009	Sept. 30 2009	June 30 2009	March 31 2009
Income	$ ─	$499	$26,949	─	─	─	─	─
Loss before Other items	110,745	84,547	75,420	63,635	165,245	131,619	745,651	41,455
Net loss	110,745	84,048	48,471	63,635	165,245	131,619	745,651	41,455
Loss per share	$0.004	$0.002	$0.001	$0.001	$0.013	$0.01	$0.01	$0.001
Loss per share diluted	0.001	0.001	0.001	0.001	$0.001	$0.001	$0.001	$0.001

  GETTY COPPER INC.

  MANAGEMENT DISCUSSION & ANALYSIS

  DECEMBER 31, 2010

  During the year ending December 31, 2010, the Company incurred $153,919 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Pre-feasibility study	-	-	5,938	5,938	-	11,876
Geology	-	-	1,521	1,521	-	3,042
Other	35,549	29	53,021	45,167	5,235	139,001
Total exploration & development costs	$35,549	$29	$60,480	$52,626	$5,235	$153,919

  During the year ending December 31, 2009, the Company incurred $66,355 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total Exploration
	Northwest	Central	North	50% interest	Southwest	& Development

Pre-feasibility study	-	-	11,966	11,966	-	23,932
Assay	-	-	-	25	-	25
Geology	-	-	1,241	1,241	-	2,482
Other	7,323	47	11,944	19,812	790	39,916
Total exploration & development costs	$7,323	$47	$25,151	$33,044	$790	$66,355

  Liquidity

  The Company has no mineral producing properties at this time and receives no revenues from production. All of the Company’s properties are late stage potential development projects (Getty North and Getty South) and exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties, except for the Getty North and Getty South deposits which are the subject of the West Coast Environmental Pre-Feasibility Study, until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

  During December 2010, the Company issued 6,000,000 shares at $0.12 each for proceeds of $720,000. Proceeds will be used for exploration and general corporate purposes.

  As of February 28, 2011, there were 325,000 finders warrants outstanding and if these warrants and the issued incentive stock options were exercised the number of shares outstanding would become 90,542,537.

  Outlook

  The Company continues its efforts to advance the status its mineral properties. Although the PFS has accorded probable reserve status to a portion of the known resources, it is uncertain whether the Company will determine that it has additional potentially economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and commercial development of the mineral properties, the Company believes that it may be able to economically develop the Getty North and Getty South deposits on its mineral properties. The ability to raise funds to develop its properties may be challenging in light of current metal prices and market conditions for financing junior exploration companies. However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.

  The Company advises that the previous litigation it was involved in no longer impacts the levels of performance or achievements

  GETTY COPPER INC.

  MANAGEMENT DISCUSSION & ANALYSIS

  DECEMBER 31, 2010

  The Company’s management remains committed to the advancement of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

  Related Party Transactions

  Except as disclosed in this report there were no related party transactions. During the year ending December 31, 2010, Cinnamon Jang Willoughby, a professional accounting firm to which director and CFO Donald Willoughby is associated, billed the Company $16,082 (2009- $17,083) in accounting fees related to tax filings, quarterly report review and other professional accounting related matters, For the year ending December 31, 2010, the Company paid $72,745 (2009 - $nil) in legal fees to a firm that Bernhard Zinkhofer, Corporate Secretary, is associated with, $6,000 (2009 - $6,000) office rent to Deborah Resources Ltd. and $30,000 (2009 - $30,000) management fees to Freeway Properties Inc., and both companies are controlled by the Managing Director, John Lepinski. During the year ending December 31, 2010, the company owed $550,000 plus interest at 6% per annum to Mr. Lepinski as part of an indemnity settlement. (See note 6 of the December 31, 2010 Financial Statements. During the year ending December 31, 2010 the Company paid $31,319 (2009- $35,917) to Allihies Engineering Inc. for technical services, which is a company held by director and president Corby Anderson.

  Outstanding share data

  As of February 28, 2011, there were 86,892,537 common shares outstanding.

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

  DECEMBER 31, 2010

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

  Future accounting changes:

  International Financial Reporting Standards (“IFRS”):

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

  Additional Disclosure

  On April 25, 2006, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. As of November 15, 2010, this action remains unresolved.

  West Coast Environmental and Engineering (WCE) has completed the independent, National Instrument 43-101 compliant preliminary feasibility study (PFS) in June 2009 covering the Getty North and Getty South claims (together the “Getty Project”). This PFS has been filed on www.SEDAR.com as a technical report. This report was subsequently updated in May 2010 and has been filed on SEDAR. WCE is a consulting and engineering firm comprised of independent, qualified technical personnel with multiple disciplines who are professionally registered and certified. The Getty Project is located in the Highland Valley near Logan Lake, British Columbia, in the Kamloops Mining Division of British Columbia, Canada. The Highland Valley area is a well known mining district that has historically produced copper and molybdenum, since 1962. Production of these metals as well as by-product gold is carried out today by Teck's Highland Valley Copper mine located in the immediate vicinity of the Getty Project.

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

  GETTY COPPER INC.

  MANAGEMENT DISCUSSION & ANALYSIS

  DECEMBER 31, 2010

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

  The project is subject to an environmental review by provincial and federal regulatory agencies and before any commercial production can be achieved a permit under the Mines Act of British Columbia will need to be obtained. The report contemplates reclamation and closure costs of $7,800,000 CDN.

  Net Revenue will be subject to federal income at the rate of 21.6% of net income with an allowance for mining royalties. Provincial Income tax is charged at the rate of 14.36% of net income less provincial mining tax of 13%. (Property taxes were included in the model)

  GETTY COPPER INC.

  MANAGEMENT DISCUSSION & ANALYSIS

  DECEMBER 31, 2010

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

  Subsequent Events

  The Company will be issuing 1,400,000 shares in consideration of certain services provided to the

  Company pursuant to a Letter Of Intent dated September 15, 2010. In this Letter Of Intent, it was proposed that Effisolar Energy Ltd. could earn up to a 51% interest in the Getty property upon completing certain conditions.

  Due to the length of time of negotiations for a formal agreement to be completed, the parties entered into a binding interim agreement, whereby Effisolar would fund a $420,000 work program on the Property. Within this agreement, the parties agreed that if a formal option and joint venture agreement was not signed by December 15, 2010, the Company would issue a total of 1,400,000 shares to Effisolar to pay for the work program. Since this deadline has passed without a formal agreement being signed, the company will be issuing the 1,400,000 shares.

ITEM 18	FINANCIAL STATEMENTS

  In lieu of responding to this Item, the Company has elected to respond to Item 17 of this annual report on Form 20-F.

ITEM 19	EXHIBITS

Exhibit Number	Document Description	Date
1.1 †	Certificate of Incorporation of Getty dated September 23, 1985.	June 1998
1.2 †	Certificate of Change of Name dated November 12, 1992.	June 1998
1.3 †	Bylaws of Getty dated September 23, 1985.	June 1998
12.1	Section 302 of the Sarbanes-Oxley Act CEO Certification	June 21, 2011
12.2	Section 302 of the Sarbanes-Oxley Act CFO Certification	June 21, 2011
13.1	Section 906 of the Sarbanes-Oxley Act CEO Certification	June 21, 2011
13.2	Section 906 of the Sarbanes-Oxley Act CFO Certification	June 21, 2011

  † Previously filed.

  SIGNATURES

  The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

  GETTY COPPER INC.

  Per:

  /s/ Corby G. Anderson
  Corby G. Anderson
  President, CEO, COO

  DATED: June 21, 2011

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

  Date: June 21, 2011

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

  Date: June 21, 2011

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
  June 21, 2011

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
  June 21, 2011

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