Form 20-F
period 2011-12-31
GETTY COPPER INC
filed 2012-04-30
CIK 1052204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

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

88,292,537 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[   ] Yes [ X ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[   ]Yes [ X ] No

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

Large accelerated filer [   ] Accelerated filer [   ] Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[   ] U.S. GAAP
[ X ] International Financial Reporting Standards as issued by the International Accounting Standards Board
[   ] Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

 [   ] Item 17 [   ] Item 18

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

The following constitutes selected financial data for Getty Copper Inc. (“Company”) for the last five fiscal years ended December 31, 2011, in Canadian dollars, presented in accordance with International Financial Reporting Standards (‘IFRS”), as issued by the International Accounting Standards Board IFRS 1 – First-time Adoption of IFRS or Canadian generally accepted accounting principles (“GAAP” ), as applicable and United States GAAP, including a restatement of prior years’ figures due to a change in accounting policy with respect to exploration expenditures (see also the accompanying audited financial statements as of December 31, 2011 and for the previous year ended December 31, 2010).

The Company adopted IFRS on January 1, 2011, with a transition date of January 1, 2010. These annual financial statements, (see Item 17) including comparatives, have been prepared using accounting policies consistent with IFRS and in accordance with International Accounting Standards IFRS 1 – First-time Adoption of IFRS. The disclosures concerning the transition from Canadian GAAP to IFRS are included in Note 19 of the financial statements under Item 17 of this Form 20F.

(Cdn$) IFRS
Balance Sheet Data	2011	2010
Total assets according to financial
statements	$5,250,673	$5,116,337
Total liabilities	$753,177	$897,984
Share capital	$22,484,202	$22,064,202
Deficit	$(19,222,200)	$(19,078,279)

(Cdn$)
Period End Balances (as at)	2011	2010
Working capital (deficiency)	$(8,087)	$147,528
Equipment, net	$125,932	$129,319
Mineral property interests	$5,040,374	4,572,537

Shareholders’ equity	$4,497,496	$4,218,353
Share Capital	$22,484,202	22,064,202
Number of outstanding Shares	88,292,537	86,892,537

No cash or other dividends have been declared.

(Cdn$)
Statement of Operations Data	2011	2010
Investment and Other Income	$1,047	$27,821
General and administrative expenses	$316,940	$334,720
Exploration Expenditure	$467,837	$153,919
Loss according to financial
statements	$(143,921)	$(306,899)
Loss from continuing operations per
Common Share	$(0.002)	$(0.004)

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

(Cdn$)
Balance Sheet Data	2010	2009	2008	2007
Total assets according to financial
statements (CDN GAAP)(1)	$5,116,337	$4,888,733	$5,236,527	$4,898,678
Total Assets (US GAAP)(2)	$543,800	$470,115	$884,264	$911,546
Total liabilities	$897,984	$1,046,546	$470,608	$792,074
Share capital	$22,064,202	$21,409,542	$21,409,542	$19,924,370

Deficit (CDN GAAP)	$(19,078,279)	$(18,771,380)	$(17,687,410)	$(17,390,686)
Deficit (US GAAP)	$(27,415,748)	$(26,954,930)	$(25,804,605)	$(25,142,750)
(Cdn$)
Period End Balances (as at)	2010	2009	2008	2007
Working capital (deficiency)	$147,528	$(3,534)	$358,634	$59,974
Equipment, net	$129,319	$135,109	$140,536	$147,664
Mineral property interests
(CDN GAAP)	4,572,537	4,418,618	4,352,263	$3,987,132
Mineral property interests
(US GAAP)	$-	$-	$-	$-

Shareholders’ equity	$4,218,353	$3,842,187	$4,765,919	$4,106,604
Share Capital (CDN GAAP)	22,064,202	21,409,542	21,409,542	$19,924,370
Share Capital (US GAAP)	23,838,202	23,183,542	23,183,542	$21,698,370
Number of outstanding Shares	86,892,537	80,892,537	80,892,537	67,638,907

No cash or other dividends have been declared.

(Cdn$)
Statement of Operations Data	2010	2009	2008	2007
Investment and Other Income	$27,821	$7,051	$18,861	$12,402
General and administrative expenses	$334,720	$1,091,021	$315,585	$1,333,086
Exploration Expenditure	$153,919	$66,355	$365,131	$110,977
Loss according to financial
statements (CDN GAAP)	$(306,899)	$(1,083,970)	$(296,724)	$(2,217,003)
Loss according to financial
statements (US GAAP)	$(460,818)	$(1,150,325)	$(661,855)	$(2,327,980)
Loss from continuing operations per
Common Share	$(0.004)	$(0.01)	$(0.004)	$(0.04)
Loss per Share (US GAAP)(2)	$(0.006)	$(0.014)	$(0.009)	$(0.04)

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

(2)

Under Canadian GAAP, management incentive shares held in escrow are included in the calculation of loss per share. Under U. S. GAAP, shares held in escrow are excluded from the weighted average number of shares outstanding until such shares are released for trading. 187,500 shares were released from escrow during 2003. Additionally, Statement of Financial Accounting Standards No.128: Earnings per Share (“SFAS 128”) replaces the presentation of primary earnings per share (“EPS”) with a presentation of both basic and diluted EPS for all entities with complex capital structures, including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations. Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

Exchange Rates

Except as may be otherwise indicated, all dollar amounts are stated in Canadian dollars, the Company’s functional and reporting currency. The following tables set out the exchange rates based on exchange rate data published in the Federal Reserve Statistical Release for the conversion of Canadian dollars into one United States dollar. Exchange rates published in the Federal Reserve Statistical Release are daily noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York

	March 2012	February 2012	January 2012	December 2011	November 2011	October 2011
High	1.0013	1.0016	1.0272	1.0403	1.0487	1.0448
Low	0.9848	0.9944	0.9986	1.0106	1.0125	0.9932
Average for	0.9938	0.9967	1.0130	1.0235	1.0248	0.9939
Period

	2011	2010	2009	2008	2007
End of Period	1.02	1.00	1.05	1.22	1.00
Average for Period*	0.99	1.03	1.14	1.07	1.07
High for Period	1.06	1.07	1.30	1.29	1.18
Low for Period	0.94	1.00	1.03	0.97	0.92

Note:

* The average exchange rate for each period is based on the average of the exchange rates on the last day of each month in such period.

On April 13, 2012, the exchange rate published in the Federal Reserve Statistical Release for the conversion of Canadian dollars into one United States dollar was US$1.00: Cdn$0.9978.

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

The Company requires additional financing to meet its planned commitments for the current fiscal year. The Company currently has insufficient working capital on hand to meet its expected capital requirements for the year ending December 31, 2012. In particular, further financing will be required to meet the Company’s planned commitments for the year ending December 31, 2012. The exploration and development of the Company’s properties depend on the Company’s ability to obtain additional financing through equity financing or other means including a sale of an interest in its properties. The Company is currently pursuing financing opportunities to meet its administration costs. There can be no assurance that the Company will be able to raise financing on terms that are acceptable to it, or to all. If the Company is unable to raise additional capital it will need to curtail its operations and the Company may be materially adversely affected.

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

The Company’s ability to obtain financing to fund its exploration activities and, if warranted, development of any of its properties, will be significantly affected by mineral prices. The ability of the Company to obtain financing to fund its exploration activities and, if warranted, development of any of its properties, will be significantly affected by changes in the market price of the metals for which it explores. The price of copper first collapsed during the recent financial crisis, then recovered in 2009 and 2010 as a result of improving economic conditions. Currently, the price of copper is approximately US$3.63 per pound, as of April 15, 2012.

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

The December 1997 Kyoto Protocol, which ends in 2012, established a set of greenhouse gas emission targets for developed countries that have ratified the Protocol, which include Argentina, Australia, Canada, Chile, Mexico and Peru. The Conference of Parties 15 (“COP15”) of the United Nations Framework Convention on Climate Change in Copenhagen, Denmark in December 2009 was held to determine the path forward after the Kyoto Protocol ends. COP15 resulted in the Copenhagen Accord (the “Accord”), a non-

binding document calling for economy-wide emissions targets for 2020. Prior to the January 31, 2010 deadline, Canada, the United States, Australia, Mexico, Chile and Peru re-affirmed their commitments to the Accord.

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

Likely PFIC status has consequences for U.S. investors. Potential investors who are U.S. taxpayers should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) within the meaning of Section 1297 of the United States Internal Revenue Code for the tax year ended December 31, 2011, and may also have been a PFIC in prior and may also be a PFIC in subsequent years. If the Company is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of the Company. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. taxpayer should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

ITEM 4	INFORMATION ON THE COMPANY

SUMMARY

A.	History and Development of the Company

1.	The legal name of the Company which is subject of this annual report on Form 20-F is Getty Copper Inc.

2.	The Company was incorporated on September 23, 1985 under the Canada Business Corporations Act.

3.

The registered office of the Company in British Columbia is located at 1500 - 1040 West Georgia Street Vancouver, British Columbia, Canada V6E 4H8. The head office and principal office of the Company in Canada is located at 1000 Austin Avenue, Coquitlam, British Columbia, Canada V3K 3P1. The Company’s telephone number is 604-931-3231.

The Company’s Common Shares are listed for trading on the TSX-V under the symbol “GTC”.

4.

The Company was originally incorporated under the name Exxau Minerals Inc., pursuant to the Canada Business Corporations Act on September 23, 1985, with an authorized capital of an unlimited number of common shares without par value. The Company was organized for the purpose of engaging in the acquisition and exploration of natural resource properties. The Company became a reporting company in British Columbia on April 25, 1988. From 1985 through 1992, the Company concentrated its efforts on the acquisition and exploration of mineral resource properties. On September 3, 1992, the Company changed its name to Getty Copper Corp. On March 7, 2003, the Company changed its name to Getty Copper Inc.

5.

From 1993 to present the Company’s mineral exploration has been focused on a group of mineral properties located in the Highland Valley, British Columbia, Canada known as the Getty North and Getty South claims as well as some satellite properties collectively known at the “Getty Properties”.

6.	The Company’s principal capital expenditures (there have been no material divestitures) over the three fiscal years ended December 31, are as follows:

Year	Exploration Deferred	Capital Assets
(i) Amounts Deferred (capitalized or invested) during the year
2011	467,837	NIL
2010	153,919	NIL
2009	66,355	NIL
(ii) Amounts Expensed as Exploration Expenses
2011	NIL	NIL
2010	NIL	NIL
2009	NIL	NIL

The Company is not aware of any public takeover offers by third parties in repect of the Company’s common shares, and the Company has not made any takeover offers in respect to other companies’ shares, during the Company’s last and current financial years.

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

A Titan 24 DC/IP Geophysical Survey completed by Quantec Geoscience Ltd. During the last quarter of 2010 has identified at least 39 geophysical anomalies of which 12 can be considered high priority drill targets. According to Quantec, in summary, “anomaly priorities are based on a combination of depth below surface, size of the chargeability anomaly, correlation between conductors with chargeability highs and trust in an anomaly (i.e. the anomaly can be followed over several lines and the HS-chargeability model shows a similar shaped anomaly). The number of the high priority targets is based on occurrences on each line.”

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

Summary of Quantec Results:

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

West Coast Environmental and Engineering (“WCE”) of Ventura and Nevada City, California, completed a Preliminary Feasibility Study (the “PFS”) dated June 9, 2009 in accordance with Canadian National Instrument 43-101 (Standards of Disclosure for Mineral Projects (“NI 43-101”). The Company caused the original PFS to be filed on the System for Electronic Document Analysis and Retrieval (commonly known as “SEDAR”) on July 9, 2009. In response to guidance received from technical staff at the British Columbia Securities Commission, the Company caused WCE to amend the PFS as of May 3, 2010. The amended and restated PFS was filed on SEDAR on May 25, 2010. SEDAR is the electronic document filing system maintained on behalf of the Canadian Securities Administrators to facilitate mandated continuous disclosure by public companies in Canada, and is accessible on the internet at http://www.sedar.com. The PFS is a pre-feasibility report and readers are reminded that its conclusions are broad in nature and remain subject to the requirements for detailed engineering in a (final) feasibility report prepared in accordance with industry and regulatory requirements.

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

Cautionary Note to U.S. Investors Concerning Estimates of Inferred mineral resources

The following table uses the term “inferred mineral resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, (under National Instrument 43-101 – Standards of Disclosure for Mineral Projects) the SEC does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a mineral reserve. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

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

The price of copper first collapsed during the recent financial crisis, then recovered in 2009 and 2010 as a result of improving economic conditions. Currently, the price of copper is approximately US$3.63 per pound as of April 15, 2012. There is no way to predict future metal prices and therefore current prices may not reflect future prices and this may have a bearing on the time frame that would be required to place any mineral deposit that may be located on the property into commercial production.

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

The copper and molybdenum prices referred to immediately above are based on a 36-month trailing average analysis with an ending date of December 31, 2008. Due in part to the collapse in the price of copper during the recent financial crisis, and in response to guidance received from technical staff at the British Columbia Securities Commission, an updated economic analysis for the Getty Project was included in the amended and restated PFS completed in May 2010. Among other things, an updated base case for economic analysis was prepared using a lower copper price of CDN$3.24 ($2.99 USD) per pound. Although the amended and restated PFS included revised mineral resource and reserve estimates which are disclosed in this annual report, it was not deemed necessary to update the mineral resource and reserve estimates using new parameters - such as the lower copper price of CDN$3.24 ($2.99 USD) per pound - in part because copper prices recovered during late 2009 and early 2010 as a result of improving economic conditions.

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

The Company owns land and a small office/storage building in Logan Lake, British Columbia. This property is encumbered by a first mortgage in the amount of $78,236 as of May 1, 2012. These premises are used for core storage, field offices and vehicle storage. No mining infrastructure exists on the Getty Property.

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

The following table is a breakdown of the Company’s deferred exploration and development costs on the Getty Properties to the dates indicated:

	December 31,
Activity	2011	2010	2009	2008
Drilling	4,715,326	4,715,326	4,715,326	$4,715,326
Environmental	254,456	254,456	254,456	254,456
Pre Feasibility Study	528,382	528,382	516,506	492,574
Geoscience	3,501,660	3,121,782	3,118,740	3,116,258
Metallurgy	988,733	987,113	987,113	987,113
Assay	624,667	624,667	624,667	624,642
Other Costs	2,261,523	2,175,184	2,036,183	1,996,267
Provision for Impairment	(9,514,843)	(9,514,843)	(9,514,843)	(9,514,843)
Totals	$5,250,673	4,572,537	$2,738,148	$2,671,793

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

Planned exploration for 2012

Subject to availability of financing (which cannot be assured) the Company intends to carry out exploration and metallurgical work in accordance with recommendations provided in the preliminary feasibility study.

(a)	Getty North Property

Exploration

Prior to the acquisition of the Getty North Property by the Company from Robak and Masco, Robak held the Getty North Property for approximately two decades. During that period, in excess of $350,000 was spent on exploration work on the property consisting of silt and soil sampling, trenching and bulk sampling. Since the date of the Company’s acquisition of the Getty North Property to December 31, 2011, the Company has completed $9,023,198 of exploration work on the property, consisting of aerial photographic surveys and base map production, diamond drilling, geological mapping, assaying, induced polarization and magnetics geophysical surveys, soil geochemical surveys, metallurgical testing, and resource calculations.

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

The Company has completed initial exploration work of its own on the Getty South Property, including aerial photographic surveys and base map production, drilling, trenching, assaying, geophysical, geochemical and geological work, at a cost of $1,399,632 to December 31, 2011.

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

Planned Exploration for 2012.

Subject to availability of financing (which cannot be assured) the Company intends to carry out exploration and metallurgical work in accordance with recommendations provided in the preliminary feasibility study.

(c)	Getty Central Property

The Company has completed initial exploration work of its own on the Getty Central, including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2011 of $58,024 for the Getty Central Property.

Exploration

The Getty Central Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property. No exploration expenditures are planned in 2012.

(d)	Getty Southwest Property

Exploration

The Company has completed initial exploration work of its own on the Southwest Property including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2011 of $401,097.

The Getty Southwest Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property. No exploration expenditures are planned in 2012.

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

The Getty Northwest Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property. The Company has not planned any exploration on the property for 2012, and any plans to develop a new mine on the property would be based on a full-scale feasibility study, if any, to determine the commercial feasibility of a mining operation on the property.

Exploration History

The Company has completed initial exploration work of its own on the Getty Northwest Property, including aerial photographic surveys and base map production, drilling, geochemical soil sampling, prospecting, geophysical surveys and geological mapping, at a cost to December 31, 2011 of $1,992,796. HVC in 2004 completed a large line cutting and IP program over the area.

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

Planned Exploration for 2012

Subject to availability of financing (which cannot be assured), the Company intends to carry out exploration and metallurgical work in accordance with recommendations provided in the preliminary feasibility study.

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

Conversion to International Financial Reporting Standards

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”) for fiscal years beginning on or after January 1, 2011. Companies are required to provide IFRS comparative information for the previous fiscal year. The transition date of January 1, 2011 requires the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010, in accordance with IFRS as issued by the IASB.

.

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

Operating Results – Fiscal 2011 Compared with Fiscal 2010

At December 31, 2011, the registrant had a working capital deficit of ($8,087) compared to working capital of $147,528 at December 31, 2010. During the year ending December 31, 2011, the decrease in working capital is a result of funds used to pay expenses. The Company has no source of revenue and has historically relied on funds raised from time to time through , through unregistered private placement of securities. Current liabilities at December 31, 2011 decreased to $92,454 from $266,953 at December 31, 2010.

Net deferred exploration expenditures incurred during the year ended December 31, 2011 $467,837 compared to $153,919 spent during the year ended December 31, 2010. See Note 6 of the financial statements.

Shareholder equity increased to $4,497,496 during the year ended December 31, 2011 form $4,218,553, due to 1,400,000 shares issued to Effisolar as payment for the Quantec work program. The Company has no source of income, other than interest earned on funds held in a term deposit.

The reduction in net loss is attributed to $171,971of accounts payable written off at December 31, 2011.

The Company earned $1,047 in interest income for the year ending December 31, 2011, compared to $373 at December 31, 2010.

Operating Results – Fiscal 2010 Compared with Fiscal 2009

At December 31, 2010, the registrant had working capital of $147,528 compared to working capital deficit of ($3,534) at December 31, 2009. During the year ending December 31, 2010, the increase in working capital resulted from an unregistered private placement of 6,000,000 common sharesby the Company, at $0.12 per share, for gross proceeds of $720,000. General and administration expenses, as well as the recognition of an indemnity payable to a director offset the increase. Current liabilities at December 31, 2010 decreased to $266,953 from $338,540 at December 31, 2009.

Net deferred exploration expenditures incurred during the year ended December 31, 2010 were $153,919 compared to $66,355 spent during the year ended December 31, 2009. See Note 4 of the annual financial statements.

Shareholder equity increased to $4,218,353 during the year ending December 31, 2010 from $3,842,187 December 31, 2009, due to 6,000,000 shares issued at $0.12 through a private placement in December 2010.

The Company had no source of income during the years ended December 31, 2010 and 2009, other than interest earned on funds held in a term deposit. The Company earned $373 in interest income for the year ended December 31, 2010, compared to $7,051 during the year ended December 31, 2009. The decrease is due to a depletion of funds spent on expenditures.

The Company received $26,949 in 2010 from WorkSafe BC as a rebate which came about due to a no claim history and $499 income tax recovery.

B.	LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2012, the Company’s cash and short term investments was $30,958 compared to cash and short term investments of $262.524 as at March 31, 2011. The Company’s cash and short-term investments at December 31, 2011 were $66,272, compared to $384,840 at December 31, 2010.

The The Company owns land and a small office/storage building in Logan Lake, British Columbia, which is encumbered by a first mortgage in the amount of $78,236 as of May 1, 2012, which matures on October 1, 2012. The Company does not have any other material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds. As of the fiscal 2011 year end, the Company estimates that the cost of maintaining its corporate administrative activities at approximately $20,000, exclusive of legal fees, per month. Accordingly, the Company’s management estimates that a minimum of

$240,000 will be needed to maintain its corporate status and assets over the ensuing one-year period. As a result, the Company’s current working capital at March 31, 2012 is not adequate to ensure continued viability over this period of time.

Financing for the Company’s operations has historically been funded primarily from private placements and to a lesser extent the exercise of share purchase warrants and share purchase options. The Company is currently pursuing financing opportunities, but there can be no assurance that the Company will be able to raise additional financing on terms that are acceptable to it, or at all; nor can there be any assurance that any of the outstanding share purchase warrants or stock options of the Company will be exercised.

During the year ended December 31, 2010, the Company offered and sold 6,000,000 shares at $0.12 each, in an unregistered private placement for gross proceeds of $720,000. The Company paid $36,935 in cash and issued 325,000 warrants as finder’s fees. Each warrant is exercisable into one share at $0.12 until June 13, 2012.

The Company has not raised financing since the completion of its private placement in 2010, although it did issue 1,400,000 shares to Effisolar at a deemed price of $0.30 per share in April 2011 to pay for the Quantec work program.

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

.

C.	RESEARCH AND DEVELOPMENT

The Company is a mineral exploration company and accordingly does not have a program of intellectual property development or patenting or licensing issues.

D.	TREND INFORMATION

As a mineral exploration company, the Company’s activities are somewhat cyclical as metals prices have traditionally been cyclical in nature. The basic trend through the last few years for metal prices has been positive. Copper is a commodity metal used extensively in the housing, electrical and automotive industries and accordingly, demand for copper varies directly with general economic conditions. As reported by Bloomberg on June 15, 2011, copper fell for the fifth time in six sessions on concern that rising interest rates may curb demand in China, the world’s biggest metals consumer. Currently, the price of copper is approximately US$3.63 per pound as if April 15, 2012.

E.	OFF-BALANCE SHEET ARRANGEMENTS

Not applicable

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company is committed to make monthly payments of $3,000 to related parties for management fees and rent.

	Total	less than a year	1-3 years
Rent	$6,000	--	$6,000
Management Fees	$30,000	--	$30,000
Consulting Fees	$30,000 US$	--	$30,000 US$

The Company owns land and a small office/storage building in Logan Lake, British Columbia, which is encumbered by a first mortgage in the amount of $78,236 as of May 1, 2012. The mortgage matures on October 1, 2012 and requires monthly payments of $756 including interest at 7.5% per annum and is repayable on October 1, 2012. However, a third party has committed to the payout of this mortgage and to the remortgage of the Company’s Logan Lake Property for the amount of the existing mortgage payout.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management as of April 16, 2012

Name, Position and Place of Residence	Period a Director of the Issuer	Shares Beneficially Owned or Controlled(1)	Percentage of Shares Outstanding
Corby G. Anderson PhD CEng President, CEO, COO, Director Butte, Montana, USA	June 12, 2006 to date	571,500 Shares	0.5%
John B. Lepinski Managing Director Coquitlam, British Columbia	June 30, 1992 to date	20,337,220 Shares	23.03%
Donald R. Willoughby FCA Chief Financial Officer, Director Vancouver, British Columbia	June 30, 1992 to date	395,000 Shares	0.4%
Robert H. Peterson Director Boise, Idaho, USA	August 16, 2007 to date	25,000 Shares	0.03%
Edward Leung, CGA Director Vancouver, British Columbia	January 26, 2005 to date	NIL	0%
Dennis Milburn, CA Director Langley, British Columbia	May 20, 2008 to date	NIL	0%

Notes:
(1) The information as to shares beneficially owned or controlled is furnished by the respective directors as of April 16, 2012 and does not include stock options.

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

CHARLES MITCHELL, LLB, BA- Director, Mr. Charles Mitchell has a Bachelor of Law and Bachelor of Arts degrees and is a lawyer for Rogers Oil & Gas Inc. (Resigned May 16, 2011)

EDWARD LEUNG, CGA – Director, Mr. Edward Leung is a certified general account and has over 25 years experience in the accounting and finance sector. Mr. Leung has a Bachelor of Business Administration degree.

DENNIS MILBURN, CA – Director. Mr. Dennis Milburn is a geologist and chartered accountant and has more than 40 years experience in the resource sector.

B.	Compensation

During the Company’s financial year ended December 31, 2011, the aggregate remuneration paid or payable to the Company’s directors and senior officers or companies or professional firms with which the directors or officers are associated, for rent, accounting, legal services, geological consulting fees by a director was $130,509.

Dr. Corby Anderson, President and director of the Company, and Mr. Donald R. Willoughby, Chief Financial Officer and a director of the Company, are each a “Named Executive Officer” of the Company for the purposes of the following disclosure.

The compensation paid any Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Dr. Corby Anderson, President since July 20, 2007	2011 2010	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$30,220[1] $31,319[1]
Donald Willoughby, CFO	2011 2010	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$24,593[2] $16,082[2]
John Lepinski, Managing Director,	2011 2010	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$36,000[3] $36,000[3]
Bernhard Zinkhofer, Corporate Secretary	2011 2010	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$30,375[4] $72,745[4]

1.	Consulting fees paid to Allihies Engineering Inc., a company controlled by Corby Anderson.
2.	Fees paid to a professional accounting firm, of which Mr. Willoughby’s professional corporation is associated.
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

There are no arrangements under which directors were compensated by the Company during the financial year ended December 31, 2011 for their services in their capacity as directors and consultants except as herein disclosed. An accounting firm in which a director of the Company is associated charged the Company $24,593 (2010 - $16,082) for accounting fees related to tax filings, quarterly report review and other professional accounting related matters. The Company paid $30,375 (2010 - $72,745) in legal fess to a firm that Bernhard Zinkhofer, Corporate Secretary, is associated with. A Company controlled by the current president, Dr. Corby G Anderson billed the Company $30,220 (2010 $31,319) for consulting services. For the year ending December 31, 2011 and 2010, the Company also paid $6,000 office rent and $30,000 management fees to companies controlled by the managing director.

C.	Board Practices

All directors were re-elected at the June 17, 2011 annual general meeting and have a term of office expiring at the next annual general meeting of the Company to be held on June 15, 2012 and it is anticipated that all existing directors will be re-elected at that meeting. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

At the June 17, 2011 directors meeting, Messrs. Leung CGA and Peterson, all independent directors, were appointed to the Company’s Audit Committee, and later in 2012, Donald R. Willoughby FCA, CFP was appointed to the audit committee, Mr. Willoughby is a non-independent director. The Board also appointed Messrs. Milburn CA, Willoughby FCA and Anderson PhD.CEng to the Nominating and Corporate Governance Committee. All Board committees are reviewed annually by the directors of the Company at the first meeting of the Board held after the Company’s annual general meeting. The primary function of the Audit Committee is to review the financial statements of the Company before they are submitted to the board for approval. The Audit Committee is also available to assist the Board if required with matters relating to the appointment of the Company’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. The Company has no remuneration committee.

D.	Employees

At December 31, 2011, 2010 and 2009 the Company had one direct employee.

E.	Share Ownership

As of April 16, 2012 an aggregate of 3,575,000 Shares have been reserved for issuance pursuant to the following director, executive officer, consultant and service provider stock options: At the annual general meeting held June 25, 2007, the shareholders passed a resolution increasing the number of reserved shares under the Plan to 6,700,000.

(a) Incentive Options
	Number of	Exercise Price	Date of Grant	Expiry Date
Option holder	Shares	per Share(1)	(m/d/y)	(m/d/y)
Donald Willoughby FCA, CFP	275,000	$0.10	8/18/2009	08/14/2014
John Lepinski	400,000	$0.10	8/18/2009	08/14/2014
Edward Leung CGA	250,000	$0.10	8/18/2009	08/14/2014

Dr. Corby G. Anderson CEng FIChemE	1,250,000	$0.10	8/18/2009	08/14/2014
Robert Peterson	250,000	$0.10	8/18/2009	08/14/2014
Dennis Milburn CA	250,000	$0.10	8/18/2009	08/14/2014
Bernhard Zinkhofer	250,000	$0.10	8/18/2009	08/14/2014
George Heard	250,000	$0.10	8/31/2011	8/31/2013
Joe Martin	250,000	$0.10	8/31/2011	8/31/2013
Marilyn Young	150,000	$0.10	8/18/2009	08/14/2014

Notes:

(1) As of April 16, 2012 no options were exercised.

Securities Held By Insiders

As at April 16, 2012 the directors and officers of the Company and their affiliate companies held as a group, directly and indirectly, own or control an aggregate of 21,328,720 common shares (24.15%) and hold 2,925,000 options .

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

To the extent that the following information is known to the Company or can be ascertained from public filings, the following shareholders beneficially own more than 5 % of the Company’s voting securities as of April 16, 2012:

John Lepinski 20,337,220 23.03%

Ralph Berezan 16,533,410 18.74%

Lisa Lepinski 8,486,779 9.6% (wife of John Lepinski)

Brent Lepinski 7,057,386, 7.9% (son of John Lepinski)

The Company’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and the Company does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge, the Company is not directly or indirectly owned or controlled by a corporation or foreign government. As of December 31, 2011, the Company had unlimited authorized common shares without par value of which 88,292,537 (April 16, 2012: 88,292,537)

The Company’s major shareholders do not have voting rights different from other holders of the Company’s common shares.

Under the British Columbia Securities Act, insiders (generally officers, directors, holders of 10% or more of the Company’s shares) are required to file insider reports of changes in their ownership within 5 days of the date of trade. Insider reports can be viewed online at www.SEDI.ca.

As of March 31, 2012 there were 58 registered shareholders of record holding a total of 88,292,537 common shares of the Company. To the best of the Company’s knowledge there were 38 registered shareholders of record with registered addresses in Canada, 12 shareholders of record with registered addresses in the United States and 6 shareholders of record with registered addresses in other countries holding approximately 87,908,490 (99.57%)- 380,922 (0.43%) and 3,125 (0.00%) of the outstanding common shares, respectively. Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

B.	Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect the Company or its predecessors during the year ended December 31, 2011.

In April, 2009, the Company reached a settlement with one of its directors, to indemnify him for approximately 88% of legal expenses incurred during 2004 to 2007 in connection with his prosecution of legal actions against former directors who were alleged to have improperly attempted to impugn for ulterior reasons the 2002 “MPISA described above. The settlement was premised on the fact that the director's legal actions were of benefit to the Company in the conduct of its own litigation in defence of the MPISA. The settlement provides that the director will be entitled to receive $650,000 by way of a secured debenture for $600,000 payable January 2, 2014 and bearing interest at 6%, plus $50,000 cash upon execution of a definitive agreement. The payment must be accelerated in the event the Company completes a financing of $2 million or more or in certain customary events of default (failure to maintain the properties, insolvency etc).

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

The Company’s annual audited financial statements for fiscal years ended December 31, 2011 and 2010 can be found under Item 17 of this annual report on Form 20-F.

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

There have been no significant changes to the accompanying financial statements since December 31, 2011, except as disclosed herein.

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

A.	Offer and Listing Details

The following information provides the price history of the Company’s common shares that are listed on the TSX-V

	High	Low		High	Low
	($)	($)		($)	($)
Annual			By Quarter
Fiscal Year 2011	0.20	0.045	Fiscal 2010
Fiscal Year 2010	0.17	0.05	First Quarter	0.0	0.0
Fiscal Year 2009	0.07	0.015	Second Quarter	0.09	0.05
Fiscal Year 2008	0.16	0.015	Third Quarter	0.13	0.075
Fiscal Year 2007	0.40	0.075	Fourth Quarter	0.17	0.10
Monthly			Fiscal 2011
November, 2011	0.065	0.05	First Quarter	0.20	0.09
December, 2011	0.055	0.045	Second Quarter	0.14	0.07
January, 2012	0.06	0.045	Third Quarter	0.105	0.05
February, 2012	0.06	0.04	Fourth Quarter	0.065	0.045
March, 2012	0.08	0 04
April, 2012	0.125	0.10	Fiscal 2012
			First Quarter	0.125	0.04

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

The Company is not subject to any material agreements except:

a) settlement agreement with John Lepinski under which $550,000 is owed to Mr Lepinski and is due January 2, 2014. See Note 10 of the Financial Statements Under Item 17. b) the mortgage on the Company’s Logan Lake building. See Note 11 of the Financial Statements Under Item 17.

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

An investment in the Common Shares by a WTO investor, or by a non-Canadian at a time when the Company was already controlled by a WTO investor, would be reviewable under the Investment Act if it was an investment to acquire control and the value of the Company’s assets, as determined under Investment Act regulations, was not less than a specified amount, which for 2012 is C$330 million, or if an order for review was made by the federal cabinet of the Canadian government on the grounds that an investment by a non-Canadian could be injurious to national security, regardless of asset value. The monetary threshold for review of a direct acquisition of a Canadian business (other than acquisition of a cultural business) by or from a WTO investor changes annually. At a date to be determined by the federal cabinet of the Canadian government, transactions will be reviewable only if the “enterprise value” of the assets of the Canadian business is equal to or greater than (a) C$600 million, in the case of investments made during the first two years after the amendments come into force; (b) C$800 million, in the case of investments made during the third and fourth years after the amendments come into force; and (c) C$1 billion, in the case of investments made between the fifth year after the amendments come into force and 31 December of the sixth year after the amendments come into force. This threshold will thereafter be adjusted on an annual basis.

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

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business and certain other requirements are satisfied.

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

The Company believes that it was classified as a PFIC during the tax year ended December 31, 2011 and that it may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

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

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to our common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless our common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including requirements to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, our common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholdings is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

(a)	Transaction Risk and currency Risk Management

The Company’s operations do not employ financial instruments or derivatives which are market sensitive and the Company does not have financial market risks that it deems to be material. Because the Company determined that had no material market risks for the preceding fiscal year 2011, no such summarized market risk information is provided herein.

(b)	Exchange Rate Sensitivity

The Company’s operations are in Canada and hence it is not significantly affected by exchange rate risk. Its liabilities are all denominated in Canadian dollars.

(c)	Interest Rate Risk and Equity Price Risk

The Company is equity financed. The only debt subject to interest rate change risks is the mortgage on the site office building and core warehouse at Logan Lake, British Columbia. The mortgage is with the vendor ($78,509@ 7.5%) at April 1, 2012.

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

As required by Rule 13a-15(b) under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2011, being the date of the Company’s most recently completed fiscal year. This evaluation was carried out under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective in timely ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

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

Management has evaluated, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectivenes s, as of the end of the fiscal year ended December 31, 2011, of the Company’s internal control over financial reporting. Based on that evaluation, management concluded that, as of the end of the period covered by this annual report, the Company’s internal control over financial reporting is effective.

This annual report does not include an audit or attestation report of the Company’s registered public accounting firm regarding the Company’s internal control over financial reporting. Management's report was not subject to an audit or attestation b y the Company’s registered public accounting firm pursuant stet. rules of the SEC that permit the Company to provide only management's report in this annual report.

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

The Company’s Board of Directors has determined that Edward Leung is an “audit committee financial expert”, as that term is defined in Item 16A.(b) of Form 20-F, serving on the Company’s Audit Committee. Mr. Leung is an “independent” as defined under Sections 803A of the NYSE Amex LLC Company Guide, and in accordance with Rule 10A-3 of the Exchange Act.

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

The aggregate fees billed for professional services rendered by the Company’s independent auditor De Visser Gray LLP Chartered Accountants, for the years ended December 31, 2011 and December 31, 2010 for audit services are as follows:

	2011	2010
Audit Fees	$23,000	$19,500
Audit-Related Fees	NIL	NIL
Tax Fees	NIL	NIL
All Other Fees	NIL	NIL
Total	$23,000	$18,500

Before the Company’s independent auditor is engaged to render any services, the engagement is approved by the Company’s audit committee.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G	CORPORATE GOVERNACE

Since the Company’s securities are not listed on a U.S. national securities exchange, it provides no summary herein of any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under the listing standards of any such exchange.

PART III

ITEM 17	FINANCIAL STATEMENTS

THE FOLLOWING ATTACHED FINANCIAL STATEMENTS ARE INCORPORATED HEREIN:

(1)

Auditors’ Reports on the balance sheets as at December 31, 2011, and 2010, and the statements of operations and deficit, and changes in cash flows for each of the two years ended December 31, 2011 and 2010;

(2)	Balance sheets as at December 31, 2011, and 2010;

(3)	Statements of operations and deficit for each of the two years ended December 31, 2011and 2010;

(4)	Statements of changes in cash flows for the periods referred to in (3) above;

(5)	Statements of mineral property interests for the periods referred to in (2) above;

(6)	Notes to the financial statements;

ITEM 18	FINANCIAL STATEMENTS

In lieu of responding to this Item, the Company has elected to respond to Item 17 of this annual report on Form 20-F.

ITEM 19	EXHIBITS

Exhibit Number	Document Description	Date
1.1†	Certificate of Incorporation of Getty dated September 23, 1985.	June 1998
1.2†	Certificate of Change of Name dated November 12, 1992.	June 1998
1.3†	Bylaws of Getty dated September 23, 1985.	June 1998

12.1†	Section 302 of the Sarbanes-Oxley Act CEO Certification	June 21, 2011
12.2†	Section 302 of the Sarbanes-Oxley Act CFO Certification	June 21, 2011
13.1†	Section 906 of the Sarbanes-Oxley Act CEO Certification	June 21, 2011
13.2†	Section 906 of the Sarbanes-Oxley Act CFO Certification	June 21, 2011

14.1	Section 302 of the Sarbanes-Oxley Act CEO Certification	April 27, 2012
14.2	Section 302 of the Sarbanes-Oxley Act CFO Certification	April 27, 2012
15.1	Section 906 of the Sarbanes-Oxley Act CEO Certification	April 27, 2012
15.2	Section 906 of the Sarbanes-Oxley Act CFO Certification	April 27, 2012

† Previously filed.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GETTY COPPER INC.

Per:

/s/ Corby G. Anderson
Corby G. Anderson
President, CEO, COO

DATED: April 27, 2012

GETTY COPPER INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(Stated in Canadian dollars)

Contact: 1000 Austin Avenue
Coquitlam, British Columbia
Canada V3K 3P1
Tel: 604-931-3231

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Getty Copper Inc.

We have audited the accompanying financial statements of Getty Copper Inc., which comprise the statements of financial position at December 31, 2011, December 31, 2010 and January 1, 2010 and the statements of operations, comprehensive loss and deficit, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Getty Copper Inc. as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the Company has a working capital deficiency, has no current sources of revenue and is dependent upon its ability to secure new sources of financing. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

/s/ De Visser Gray LLP

CHARTERED ACCOUNTANTS
Vancouver, BC
April 16, 2012

GETTY COPPER INC.

STATEMENTS OF FINANCIAL POSITION
(Stated in Canadian dollars)

	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
ASSETS
			(Note 19)
Current Assets
Cash	$66,272	$384,840	294,722
Accounts receivable (Note 5)		10,978	22,291
Prepaid expenses	18,095	18,663	17,993
	84,367	414,481	335,006
Exploration and Evaluation Assets (Note 6)	5,040,374	4,572,537	4,418,618
Property, Building and Equipment (Note 7)	125,932	129,319	135,109
	$5,250,673	$5,116,337	4,888,733

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (Note 8)	$59,145	$245,879	313,284
Provisions (Note 9)	30,000	18,000	22,400
Current portion of mortgage payable (Note 11)	3,309	3,074	2,856
	92,454	266,953	338,540
Indemnity (Note 10 )	584,447	551,447	625,348
Mortgage Payable (Note 11)	76,276	79,584	82,658
	660,723	631,031	708,006
	753,177	897,984	1,046,546
SHAREHOLDERS’ EQUITY

Share Capital (Note 13(b))	22,484,202	22,064,202	21,409,542
Reserves (Note 14)	1,235,494	1,232,430	1,204,025
Deficit	(19,222,200)	(19,078,279)	(18,771,380)
	4,497,496	4,218,353	3,842,187
	$5,250,673	$5,116,337	4,888,733
Continuing Operations (Note 1)

Approved by the Directors:

“Donald R. Willoughby”

“Corby Anderson”

- See Accompanying Notes to Financial Statements -

GETTY COPPER INC.
STATEMENTS OF OPERATIONS, DEFICIT AND COMPREHENSIVE LOSS
(Stated in Canadian dollars)

	2011	2010

Expenses:
Depreciation	$906	$895
Bank charges & interest	181	362
Filing fees	19,848	21,312
Interest - long term (Note 17)	39,002	41,990
Insurance	3,018	2,881
Management fees (Note 17)	30,000	30,000
Marketing & promotion	7,991	1,823
Office & miscellaneous	17,070	8,184
Professional fees (Note 17)	120,906	153,698
Property tax	5,588	5,255
Rent (Note 17)	6,000	6,000
Share-based compensation (Note 13(d))	3,064
Telephone	7,436	8,683
Transfer fees	9,052	8,784
Travel	8,231	6,725
Wages & benefits	38,647	38,128
	316,940	334,720
Other Income:
Interest income	1,047	373
Miscellaneous income	--	27,448
Write-off of accounts payable	171,972	--
	173,019	278,821
Net and comprehensive loss for the year ending December 31	(143,921)	(306,899)
Deficit, beginning	$(19,078,279)	$(18,771,380)
Deficit, ending	$(19,222,200)	$(19,078,279)
Loss per share (Note 3(c))	$(0.002)	$(0.004)
Weighted average number of common shares outstanding	(87,870,619)	(81,188,428)

- See Accompanying Notes to Financial Statements -

GETTY COPPER INC.
STATEMENTS OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31,
(Stated in Canadian dollars)

	Share Capital	Reserves	Deficit	Total
Balance, January 1, 2011	$22,064,202	$1,232,430	$(19,078,279)	$4,218,353

Net and comprehensive loss for the year			(143,921)	(143,921)

Share-based compensation		3,064		3,064

Shares issued	420,000			420,000

Balance, December 31, 2011	$22,484,202	$1,235,494	$(19,222,200)	$4,497,496

Balance, January 1, 2010	$21,409,542	$1,204,025	$(18,771,380)	$3,842,187

Net and comprehensive loss for the year			(306,899)	(306,899)

Private placements, net of issue costs	654,660			654,660

Fair value of agent’s warrants issued		28,405		28,405

Balance, December 31, 2010	$22,064,202	$1,232,430	$(19,078,279)	$4,218,353

GETTY COPPER INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,
(Stated in Canadian dollars)

	2011	2010
	$	$
Cash Provided By (used for)
Operating Activities
Net loss for the period	$(143,921)	$(306,899)
Items not involving cash:
Depreciation	906	895
Share-based compensation	3,064
Write-off of accounts payable	(171,971)
	(311,922)	(306,004)
Net Change in Non-Cash Working Capital Items:
Accounts receivable	10,978	11,313
Prepaid expenses	568	(670)
Accounts payable and accrued liabilities	32,414	12,849
Provisions	12,000	(4,400)
Indemnity	33,000	(73,901)
Interest income	(1,047)	(373)
Interest income received	1,047	373
Interest expense	6,002	65,891
Interest paid	(6,002)	(65,891)
	(222,962)	(360,813)
Financing Activities
Mortgage principal repayments	(3,073)	(2,856)
Shares issued		683,065
	(3,073)	680,209
Investing Activities
Acquisition of equipment	(2,301)
Investment in exploration and evaluation assets	(90,232)	(229,278)
	(92,533)	(229,278)
Decrease in Cash	(318,568)	90,118

Cash, Beginning of the Year	384,840	294,722

Cash, End of the Year	$66,272	$384,840

Non-cash transactions - See Note 18.

- See Accompanying Notes to Financial Statements -

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

1.	Nature of Business and continuing operations:

Getty Copper Inc. (the "Company") was incorporated under the Canada Business Corporations Act in September 1987 and its common shares are listed for trading on the TSX Venture Exchange. Subsequent to incorporation, the Company has gone through a number of name changes and in March 2003, its name was changed to Getty Copper Inc. The Company is in the business of mineral exploration and mine development in the Highland Valley area of British Columbia.

These financial statements have been prepared using IFRS principles applicable to a going concern, which contemplate the realization of assets and settlement of liabilities in the normal course of business as they come due. The Company has incurred losses since inception, has no source of operating revenue and at December 31, 2011, has net working capital deficit of ($8,087). The Company has been and remains dependant on its capacity to raise funds via equity issuances under terms that are consistent with the best interests of shareholders in order to finance its operations. These financial statements contain no provisions for adjustments which may become necessary if the Company becomes unable to continue on a going concern basis.

As the Company is in the exploration and evaluation stage, the Company has not yet determined whether its mineral rights contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral rights and the ability of the Company to meet its obligations are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the mineral rights and future profitable production or proceeds from the disposition thereof.

2.	Basis of Presentation:

Statement of compliance

These financial statements are audited and have been prepared using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first IFRS annual financial statements. Previously, the Company prepared its annual financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The financial statements of the Company for the years ended December 31, 2011, and 2010 have been prepared by management, reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on April 16, 2012. Shortly thereafter, the financial statements are made available to shareholders and others through filing on the System for Electronic Document Analysis and Retrieval (“SEDAR”).

Basis of presentation and first-time adoption of IFRS

The Company adopted IFRS on January 1, 2011, with a transition date of January 1, 2010. These annual financial statements, including comparatives, have been prepared using accounting policies consistent with IFRS and in accordance with International Accounting Standards IFRS 1 – First-time Adoption of IFRS. The disclosures concerning the transition from Canadian GAAP to IFRS are included in Note 19.

The financial statements have been prepared on the historical cost basis except for financial instruments classified as financial instruments at fair value through profit or loss, which are stated at their fair value, as explained in the accounting policies set out in Note 3. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts and assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying

. . . 7

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

2.	Basis of Presentation (Continued):

values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Judgements made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in Notes 3(b), 3(g), 3(h), 3(i), 3(j) and 3(k).

All amounts are presented in Canadian dollars, unless otherwise indicated, as a significant amount of the Company’s business is conducted in this currency
Adoption of new and revised standards and interpretations

The IASB issued a number of new and revised International Accounting Standards, International Financial Reporting Standards, amendments and related interpretations which are effective for the Company’s financial year beginning on or after January 1, 2011. For the purpose of preparing and presenting the financial statements for the relevant periods, the Company has consistently adopted all these new standards.

At the date of authorization of these financial statements, the IASB and IFRIC have issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods.

IAS 1 Presentation of Financial Statements

In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements (IAS 1), which are effective for annual periods beginning on or after January 1, 2012, with earlier application permitted. The amendments may result in changes in the way other comprehensive (“OCI”) is presented in the statement of operations. Management is currently evaluating the potential impact that the adoption of IAS 1 will have on the presentation of Company’s financial statements.

IAS 12 Income Taxes

The IASB issued limited scope amendments to IAS12 Income Taxes, which are effective for annual periods beginning on or after January 1, 2012, with earlier application permitted.

IAS 32 Financial Instruments: Presentation

In December 2011, the IASB issued amendments to IAS 32 Financial Instruments: Presentation (IAS 32), which are effective for annual periods beginning on or after January 1, 2014, with earlier adoption permitted. The amendment clarifies that an entity that has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable, both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. Management is currently evaluating the potential impact that the adoption of IAS 32 will have on the presentation of the Company’s financial statements.

. . . 8

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

2.	Basis of Presentation (Continued):

IFRS 7 Financial Instruments: Disclosures

In October 2010, the IASB issued amendments to IFRS 7 regarding Disclosures – Transfers of Financial Assets, which are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The amendments comprise additional disclosures on financial asset transfer transactions. These amendments will not have an impact on the results of operations or financial position of the Company as they are disclosure requirements only.

IFRS 9 Financial Instruments

In November 2009, the IASB issued, and subsequently revised in October 2010, IFRS 9 Financial Instruments (IFRS 9) as a first phase in its ongoing project to replace IAS 39. IFRS 9, which is to be applied retrospectively, is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. In August 2011, the IASB issued an exposure draft proposing to change this effective date to January 1, 2015 (a final decision is still pending). IFRS 9 provides new requirements as to how an entity should classify and measure financial assets and liabilities that are in the scope of IAS 39. The standard requires all financial assets to be classified on the basis of the entity’s business model for managing such financial assets and the contractual cash flow characteristics of the financial assets.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (IFRS 13) which is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. IFRS 13 establishes a single source of guidance for fair value measurements when fair value is required or permitted by IFRS and provides for enhanced disclosures when fair value is applied. Management is currently evaluating the potential impact that the adoption of IFRS 13 will have on the Company’s financial statements.

3.	Significant Accounting Policies:

The significant accounting policies used in the preparation of these financial statements are described below:

a)	Critical accounting policies, key judgements and estimates

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual outcomes could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements in applying accounting policies

The following are the critical judgments, apart from those involving estimations (see note below), that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements.

. . . 9

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

3.	Significant Accounting Policies (Continued):

Impairments

Exploration and evaluation assets, and property, building and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable. If an asset’s recoverable amount is less than the asset’s carrying amount, an impairment loss is recognized. Future cash flow estimates which are used to calculate the asset’s fair value are based on expectations about future operations primarily comprising estimates about production and sales volumes, commodity prices, reserves, operating, rehabilitation and restoration costs and capital expenditures. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management. Refer to notes 6 and 7.

Key sources of measurement uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Depreciation of mineral property, building and equipment

Property, plant and equipment are depreciated using the declining balance method which approximates the useful life and reserve estimate of the asset. Depreciation and depletion of property, building and equipment are dependent upon estimates of useful life and reserve, both of which are determined by management. These estimates impact the useful lives of assets depreciated on a declining balance basis and therefore the annual depreciation charge to income.

Doubtful accounts receivable

Management regularly reviews its accounts receivable amounts for items that might not be collectible.

They will provide an allowance for accounts which may not be collectible based on their estimate of collectability.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event; it is probable that the Company will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements. Refer to note 9.

b)	Income taxes

Income tax expense represents the sum of tax currently payable and changes to deferred tax assets and liabilities as a result of operations during the period.

Current income taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the statement of financial position.

. . . 10

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

3.	Significant Accounting Policies (Continued):

Deferred income taxes

Deferred income tax is provided using the statement of financial position liability method on temporary differences at the date of the statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets and liabilities are recognized for all taxable temporary differences, except where the deferred income tax asset and liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting income nor taxable income or loss.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable income will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred income tax assets is reviewed at each date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the date of the statement of financial position.

Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the statement of income and comprehensive income.

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

c)	Loss per share

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

d)	Financial Assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories:

  Fair value through profit or loss ("FVTPL");

  Held-to-maturity ("HTM");

  Available-for-sale ("AFS"); and

  Loans and receivables.

. . . 11

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

3.	Significant Accounting Policies (Continued):

The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

Financial assets are classified as FVTPL when the financial asset is held-for-trading or is designated as FVTPL.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company has classified cash and cash equivalents as held-for-trading

Financial assets classified as loans and receivables and held-to-maturity are measured at amortized cost using the effective interest method. The Company’s receivables are classified as loans and receivables. The Company has not designated any financial assets as held-to-maturity.

Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income except for losses in value that are considered other than temporary. The Company has not classified any financial assets as available-for-sale.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Effective interest method

The effective interest method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset or, where appropriate, a shorter period. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as FVTPL.

Impairment of financial assets

The Company assesses at each date of the statement of financial position whether a financial asset is impaired. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Assets carried at amortized cost

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is then reduced by the amount of the impairment. The amount of the loss is recognized in income.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in income.

In relation to receivables, a provision for impairment is made and an impairment loss is recognized in income when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Company will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are written off against the allowance account when they are assessed as uncollectible. Changes in the carrying amount of the allowance account are recognized in profit or loss.

. . . 12

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

3.	Significant Accounting Policies (Continued):

Available-for-sale

If an available for sale asset is impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognized in income, is transferred from equity to income. Reversals in respect of equity instruments classified as available for sale are not recognized in income.

Derecognition of Financial Assets

A financial asset is derecognized when:

  The contractual right to the asset’s cash flow expire; or

  If the Company transfers the financial asset and substantially all risks and rewards of ownership to another entity.

e)	Financial Liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities. Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

The Company has classified accounts payable and accrued liabilities, indemnity and mortgage payable as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized through the statement of operations before other comprehensive income.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

f)	Cash and cash equivalents

Cash consists of funds held in the Company's chequing and savings account that do not have any restrictions placed on them. Cash equivalents include highly liquid investments having terms to maturity of 90 days or less when acquired.

. . . 13

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

3.	Significant Accounting Policies (Continued):

g)	Property, building and equipment

Property, building and equipment are recorded at cost less accumulated depreciation and amortization and any accumulated impairment write-downs.

Depreciation is charged to the statement of operations so as to write-off the cost of assets less their residual values using the declining balance basis at the following annual rates:

Automotive equipment	30%
Building	4%
Computer equipment	45%
Computer software	100%
Office equipment	20%
Portable buildings	30%

When parts of an item of property, building and equipment have different useful lives, they are accounted for as separate items (major components) of property, building and equipment.

The Company assesses at each reporting period date, whether there is an indication that property, building and equipment may be impaired. If any indication of impairment exists, the Company performs an impairment test to determine whether an impairment loss is required to be recognized. Impairment tests are performed in accordance with the steps discussed in the accounting policy note entitled “Impairment of non-financial assets”.

h)	Exploration and evaluation assets

All direct costs relating to the exploration and evaluation assets that meet the generally accepted criteria for deferral are capitalized as incurred. These criteria include having a clearly defined process with identifiable associated costs, establishment of technical feasibility, an intention to process and sell the recovered minerals to a clearly defined market, and adequate resources exist or are expected to be available to complete the project to commercial production. Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned or management has determined there to be impairment, at which time these deferred costs will either be amortized on a unit-of-production basis, charged to operations, if sold, or written-off.

Exploration and evaluation assets are recorded at cost less accumulated impairment losses. Direct costs include any cash consideration and fair market value of shares issued, if any, on the acquisition of mineral property interest. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when payments are made.

Carrying values of exploration and evaluation assets as reported on the statement of financial position do not necessarily reflect the actual present or future value. Recovery of carrying values is dependent upon the future commercial success of operations.

Upon establishment of commercial production, carrying values of mineral interests are amortized over the estimated life of the mines, using the unit-of-production basis, based upon the current estimated recoverable reserves and resources.

The Company reviews capitalized costs on its property interests at each statement of financial position date for impairment in value based upon current exploration results and upon management’s assessment of the future profitability of profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current market value may also be based upon a review of other property transactions that have occurred in the same geographical area as that of the property under review.

. . . 14

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

3.	Significant Accounting Policies (Continued):

Administrative costs are expensed as incurred.

i)	Impairment of non-financial assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset, or cash-generating unit, is estimated to be less than its carrying amount, the carrying amount of the asset, or cash-generating unit, is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease. Where an impairment loss subsequently reverses, the carrying amount of the asset, or cash-generating unit, is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset, or cash-generating unit, in prior years.

j)	Asset retirement and environmental provisions

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and property, building and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement and environmental provision is recognized as its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement and environmental provision is added to the carrying amount of the related asset and the cost is amortized in a manner consistent with the depreciation of the related asset. Following the initial recognition of the asset retirement and environmental provision, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market based discount rate, amount or timing of the underlying cash flows needed to settle the obligation and accreted over time to its present value. The accretion charge is included in the statement of income within amortization expense. At December 31, 2011 and 2010, the Company cannot reasonably estimate the fair value of the resource properties site restoration costs, if any.

k)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre tax rate that reflects current market assessments of the time value of money and, where appropriate, the risk specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

. . . 15

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

3.	Significant Accounting Policies (Continued):

l)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount. Refer to Note 17.

m)	Share-based compensation

The Company grants stock options and warrants to buy common shares of the Company to Directors, officers, employees and service providers. The Directors, officers, employees receive a portion of their remuneration in the form of share-based payment transactions, whereby employees and service providers render services as consideration for equity transactions (“equity-settled transactions”).

The Board of Directors grants such options and warrants for periods up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

The Company recognizes the fair value of share-based compensation over the vesting period of the options and warrants. The fair value of the options and warrants granted is calculated using the Black-Scholes option pricing model that takes into account the exercise price, expected life of the option, expected volatility of the underlying shares, expected dividend yield, and the risk free interest rate for the term of the option. The fair value excludes the effect of non-market based vesting conditions.

n)	Equity-settled transactions

The costs of equity settled transactions with employees and service providers are measured by reference to the fair value at the date on which they are granted.

The costs of equity settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative expense is recognized for equity settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in contributed surplus.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied. Share options granted to employees and service providers are treated as forfeited when such employees cease employment before the end of the vesting period. Such forfeitures result in a reversal of the expense previously recognized, with a corresponding adjustment to the contributed surplus.

Where the terms of an equity settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share based payment arrangement.

. . . 16

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

3.	Significant Accounting Policies (Continued):

o)	Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs once there is reasonable assurance that they will be received.

4.	Financial Instruments:

Categories of financial instruments

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Financial Assets
Cash	66,272	384,840	294,722
Accounts receivable	-	10,978	22,291
	66,272	395,818	317,013

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Financial Liabilities
Accounts payable and accrued liabilities	59,145	245,879	313,284
Indemnity	584,447	551,447	625,348
Mortgage payable	79,585	82,658	85,514
	723,177	879,984	1,024,146

Fair Value

The Company estimates that the fair value of these financial instruments approximates the carrying values at December 31, 2011, December 31, 2010, and January 1, 2010, respectively.

All financial instruments revaluated at fair value must be classified according to a hierarchy containing 3 levels:

i.	Level 1 – Fair values based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
ii.

Level 2 – Fair value techniques based on inputs other than quoted prices included in Level 1 that are observable on the market for the assets and liabilities, which are directly (i.e. as prices) or indirectly (i.e. derived from prices); and

iii.	Level 3 – Fair values based on inputs for the assets and liabilities that are not based on observable market data.

. . . 17

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

4.	Financial Instruments (Continued):

The following table outlines the financial assets and liabilities measured at fair value in the financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above as at December 31, 2011, December 31, 2010 and January 1, 2010:

		December 31,	December 31,	January 1,
		2011	2010	2010
		$	$	$
Financial Assets
Cash	1	66,272	384,840	294,722

5.	Accounts Receivable

	December 31,	December 31,	January 1,
	2011	2010	2010
HST/GST receivable	$-	$10,978	$2,410
Other receivables	-	-	19,881
	$-	$10,978	$22,291

6.	Exploration and Evaluation Assets:

The Getty mineral claims are contiguous and are located within the Kamloops Mining District of Highland Valley, British Columbia, covering an area of approximately 200 square kilometres. Building and equipment depreciation included in exploration costs during the year ended December 31, 2011 amounted to $4,782 (2010 - $4,895).

During the year ended December 31, 2011, the Company incurred $467,837 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Geology	$150,000	-	$152,439	$77,439	-	$379,878
Metallurgy	-	-	810	810	-	1,620
Other	31,994	408	26,010	24,853	3,074	86,339
Total exploration & development costs	$181,994	$408	$179,259	$103,102	$3,074	$467,837

. . . 18

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

6.	Exploration and Evaluation Assets: (Continued)

As at December 31, 2011, the Company's historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Assay	$35,746	$1,143	$507,075	$66,732	$13,971	$624,667
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Pre-feasibility study	-	-	343,563	184,819	-	528,382
Geology	941,243	37,303	1,951,299	414,511	157,304	3,501,660
Metallurgy	525	-	972,884	15,324	-	988,733
Other	827,836	17,671	1,012,270	260,883	142,863	2,261,523
Total exploration & development costs	$1,992,796	$58,024	$9,023,198	$1,399,632	$401,097	$12,874,747
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	2,026,006	169,870	9,375,595	2,468,766	514,980	14,555,217
Write-offs	(1,730,130)	(56,635)	(6,541,306)	(800,706)	(386,066)	(9,514,843)
	$295,876	$113,235	$2,834,289	$1,668,060	$128,914	$5,040,374

As at December 31, 2010, the Company's historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Assay	$35,746	$1,143	$507,075	$66,732	$13,971	$624,667
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Pre-feasibility study	-	-	343,563	184,819	-	528,382
Geology	791,243	37,303	1,798,860	337,072	157,304	3,121,782
Metallurgy	525	-	972,074	14,514	-	987,113
Other	795,842	17,263	986,260	236,030	139,789	2,175,184
Total exploration & development costs	$1,810,802	$57,616	$8,843,939	$1,296,530	$398,023	$12,406,910
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	1,844,012	169,462	9,196,336	2,365,664	511,906	14,087,380
Write-offs	(1,730,130)	(56,635)	(6,541,306)	(800,706)	(386,066)	(9,514,843)
	$113,882	$112,827	$2,655,030	$1,564,958	$125,840	$4,572,537

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

. . . 19

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

6.	Exploration and Evaluation Assets: (Continued)

The Getty Northwest property claims were acquired by the Company through staking this property. This property is also subject to a 1.5% net smelter return royalty in favour of Robak.

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak. Certain terms and conditions laid out on this original contract were not met and on November 8, 2002, the Company and Robak terminated the original agreement and entered into a subsequent agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest mineral rights and a 50% interest in the Getty South mineral rights in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000. The Company also agreed to pay 100% of the costs to place the Getty South mineral rights into production and granted a 1.5% net smelter royalty on all of these claims in favour of Robak.

During 2010, the Company entered into a Letter of Intent ("LOI") with Effisolar Energy Ltd. ("Effisolar") allowing it to earn up to 51% interest in Getty North, Getty South, and Getty West ("Property") and to form a joint venture for further exploration upon completion of the conditions listed in the LOI. Due to the length of time of negotiations for a formal agreement to be completed, the parties entered into a binding interim agreement, whereby Effisolar would fund a $420,000 work program on the properties. Within this agreement, the parties agreed that if a formal option and joint venture agreement was not signed by December 15, 2010, the Company would issue a total of 1,400,000 shares to Effisolar to pay for the work program. Since the deadline passed without a formal agreement being signed, the Company fulfilled its obligation in April 2011 and issued 1,400,000 shares upon receipt of data and relevant legal documentation.

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

7.	Property, Building and Equipment:

	Automotive	Computer	Computer	Office	Portable	Building	Land	Totals
	equipment	equipment	software	equipment	buildings
Cost
Balance, January 1, 2010	$29,318	$98,540	$74,359	$54,407	$12,112	$178,124	$22,322	$469,182
Additions	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-
Balance, December 31, 2010	29,318	98,540	74,359	54,407	12,112	178,124	22,322	469,182
Additions	-	2,301	-	-	-	-	-	2,301
Disposals	-	-	-	-	-	-	-	-
Balance, December 31, 2011	$29,318	$100,841	$74,359	$54,407	$12,112	$178,124	$22,322	$471,483
								-
Depreciation and impairment losses								-
Balance, January 1, 2010	$29,053	$97,314	$74,359	$49,985	$12,112	$71,250	-	$334,073
Depreciation for the year	80	551	-	884	-	4,275	-	5,790
Impairment loss	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-
Balance, December 31, 2010	29,133	97,865	74,359	50,869	12,112	75,525	-	339,863
Depreciation for the period	55	821	-	708	-	4,104	-	5,688
Impairment loss	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-
Balance, December 31, 2011	$29,188	$98,686	$74,359	$51,577	$12,112	$79,629	$-	$345,551

Carrying Amounts
At January 1, 2010	$265	$1,226	$-	$4,422	$-	$106,874	$22,322	$135,109
At December 31, 2010	$185	$675	$-	$3,538	$-	$102,599	$22,322	$129,319
At December 31, 2011	$130	$2,155	$-	$2,830	$-	$98,495	$22,322	$125,932

. . . 20

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

7.	Property, Building and Equipment (Continued):

The Company owns land and office/storage building in Logan Lake. The premises are used for core storage, field offices and vehicle storage. The property is encumbered by a mortgage in the amount of $79,585 as of December 31, 2011 (see Note 11).

8.	Accounts Payables and Accrued Liabilities

	December 31,	December 31,	January 1,
	2011	2010	2010
Trade payables	$29,696	$215,573	$313,284
Amounts due to related parties (Note 17)	29,449	30,306	-
	$59,145	$245,879	$313,284

9.	Provisions:

The provision below represents accruals for professional fees.

Balance, January 1, 2010	$22,400
Decrease	(4,400)
Balance, December 31, 2010	18,000
Decrease	(18,000)
Increase	30,000
Balance, December 31, 2011	$30,000

10.	Indemnity:

In April, 2009, the Company reached a settlement with one of its Directors to indemnify him for approximately 88% of legal expenses incurred during 2004 to 2007 in connection with his prosecution of legal actions against former Directors who were alleged to have improperly attempted to impugn for personal reasons a 2002 mineral property interest sale agreement ("MPISA") between the Director's company, Robak, and the Company. The settlement was premised on the fact that the Director's legal actions were of benefit to the Company in the conduct of its own litigation in defense of the MPISA. The settlement provides that the Director will be entitled to receive $650,000 by way of a secured debenture of $600,000 payable January 2, 2014 and bearing interest at 6%, plus $50,000 cash upon execution of a definitive agreement. The payment must be accelerated in the event the Company completes a financing of $2 million or more or in certain customary events of default (failure to maintain the properties, insolvency etc.).

During the previous year, the Company paid $50,000 of the outstanding principal balance and $59,671 of the accrued interest on the balance. Indemnity is not secured by any of the Company's assets.

11.	Mortgage Payable:

The mortgage payable is associated with the Logan property (see Note 7).

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum. Subsequent to December 31, 2011, the Company renegotiated the terms of its loan agreement. Effective October 1, 2012, the mortgage payable will require monthly payments of $756 including interest at 6.0% per annum and the mortgage payable will mature on October 1, 2017.

. . . 21

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

Principal repayments required are as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010
Payable not later than one year	$3,309	$3,074	$2,856
Payable later than one year and not later than
five years	15,963	14,830	13,778
Payable later than five years	60,313	64,755	68,881
	$79,585	$82,659	$85,515

12.	Income Taxes:

A reconciliation of Canadian income taxes at statutory rate is as follows:

	Dec. 31, 2011	Dec. 31, 2010
	26.5%	28.8%
Net and comprehensive loss for the year before income taxes	$143,921	$306,899
Expected income tax recovery	$(38,139)	$(88,387)
Net adjustment for deductible and non-deductible amounts	(2,398)	5,451
Unrecognized benefit of tax pool assets	40,537	82,936
	$-	$-

The significant components of the Company's deferred income tax assets are as follows:

	Dec. 31, 2011	Dec. 31, 2010
Deferred income tax assets:
Mineral properties	$619,600	$620,800
Non-capital loss carryforwards	1,505,300	1,462,700
Equipment	93,800	92,400
Share issue cost	5,700	9,000
	2,224,400	2,184,900
Valuation allowance	(2,224,400)	(2,184,900)
Net future tax assets	$-	$-

At December 31, 2011, the Company has approximately $6,026,000 of loss carry forwards which may be available to reduce taxable income in future years. These losses expire as follows:

2014	563,000
2025	622,000
2026	1,133,000
2027	2,120,000
2028	205,000
2029	924,000
2030	306,000
2031	153,000
$6,026,000

Subject to certain restrictions, the Company also has mineral property expenditures of approximately $7,518,600 available to reduce taxable income in future years.

. . . 22

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

13.	Share Capital:

a)	Authorized: Unlimited number of common shares

b)	Issued:

	Shares	Amount
Balance, January 1, 2010	80,892,537	$21,409,542
Shares issued by private placement	6,000,000	720,000
Share issue costs	-	(65,340)
Balance December 31, 2010	86,892,537	22,064,202
Shares issued	1,400,000	420,000
Balance December 31, 2011	88,292,537	$22,484,202

In December 2010, the Company completed a non-brokered private placement of 6,000,000 shares at a price of $0.12 each for proceeds of $720,000. The Company paid $36,935 in cash and issued 325,000 warrants as finder's fees with a fair value of $28,405. The fair value of the agents' warrants was estimated using Black-Scholes model with weighted average assumption as follows:

Risk free interest rate	1.65%
Expected life of warrants in years	1.5 years
Expected volatility	189.26%
Dividend per share	$0.00

In April 2011, the Company issued 1,400,000 shares to settle its obligation with Effisolar. See Note 6.

c)	Warrants

The following is a summary of changes in warrants from January 1, 2010 to December 31, 2010:

		Number of				Number of
Expiry Date	Exercise	Warrants	Issued	Exercised	Cancelled	Warrants
	Price	January 1,				Dec. 31,
		2010				2010
June 13, 2012	0.12	-	325,000	-	-	325,000
Wt. Average price		$0.00	$0.12	$0.00	$0.00	$0.12
Wt. Average remaining life (yrs)		-	-	-	-	1.50

The following is a summary of changes in warrants from January 1, 2011 to December 31, 2011:

		Number of				Number of
Expiry Date	Exercise	Warrants	Issued	Exercised	Cancelled	Warrants
	Price	January 1,				Dec. 31,
		2011				2011
June 13, 2012	0.12	325,000	-	-	-	325,000
Wt. Average price		$0.00	$0.12	$0.00	$0.00	$0.12
Wt. Average remaining life (yrs)		-	-	-	-	0.50

. . . 23

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

13.	Share Capital (Continued):

d)	Share purchase options

The following is a summary of changes in share purchase options from January 1, 2010 to December 31, 2010:

		Number of			Number of
Expiry	Exercise	Options	Issued	Cancelled	Options
Date	Price	January 1, 2010			December 31, 2010
	$
Aug. 14, 2014	0.10	3,325,000	--	--	3,325,000
		3,325,000	--	--	3,325,000

The following is a summary of changes in share purchase options from January 1, 2011 to December 31, 2011:

		Number of			Number of
Expiry	Exercise	Options	Issued	Cancelled	Options
Date	Price	January 1, 2011			December 31, 2011
	$
Aug. 14, 2014	0.10	3,325,000	--	--	3,325,000
Aug. 31, 2013	0.10		500,000	--
		3,325,000	500,000	--	3,825,000
Wt. Average price		0.10	0.10	--	0.10
Wt. Average remaining life (yrs)		3.62	--	--	2.50

At the Company's 2007 Annual General Meeting, the shareholders approved an amendment to the Incentive Stock Option Plan to allow the issuance of up to a maximum 6,700,000 incentive stock options. During 2009, 2,675,000 options were cancelled and 3,325,000 options were issued at $0.10, expiring August 14, 2014.

During the current year, the Company entered into consulting agreements which called for the Company to grant 500,000 options on August 31, 2011 at $0.10, exercisable for a two year period and vesting 12.5% quarterly. Accordingly, using the Black-Scholes option pricing model, the stock options are recorded at fair value in the statement of operations. Total share-based compensation recognized in the statement of operations for options granted was $3,064 and the weighted average fair value of each option granted was $0.10. This amount was also recorded as contributed surplus on the balance sheet.

The following is a summary of stock options outstanding as at December 31, 2011:

Exercise Price	Options Outstanding	Remaining Contractual	Options Vested
		Life
		(months)
0.10	3,325,000	35	3,325,000
0.10	500,000	20	62,500
	3,825,000		3,387,500

. . . 24

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

13.	Share Capital (Continued):

The fair value of the stock options is estimated using Black-Scholes model with weighted average assumption as follows:

	2011	2010
Risk free interest rate	0.97%	-
Expected life of options in years	2 years	-
Expected volatility	144%	-
Dividend per share	$ 0.00	-
Share-based compensation	$ 3,064	-

For the year ended December 31, 2011, total share-based compensation recognized in the statement of operations for options granted was $3,064 and weighted average fair value for each option granted was $0.0368.

14.	Reserves:

The continuity is as follows:

	2011	2010
Balance at beginning of January 1	$1,232,430	$1,204,025
Share-based compensation	3,064
Fair value of the agents warrants issued		28,405
Balance at December 31	$1,235,494	$1,232,430

15.	Capital Management:

The Company manages its capital structure and makes adjustments to it based on available funds in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its working capital position and capital stock, warrant, and option components of its shareholders' equity.

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

There were no changes in the Company's approach to capital management during year ending December 31, 2011. The Company is not subject to externally imposed capital requirements.

. . . 25

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

16.	Financial Risk Factors:

The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Company does not enter into or trade financial instruments including derivative financial instruments, for speculative purposes.

a)	Credit risk

Credit is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

Financial instruments that are potentially subject to credit risk are accounts receivables from unrelated parties. While economic factors can affect credit risk, the Company manages risk by providing credit terms on a case-by-case basis.

Customers are primarily quasi-governmental agencies. As a result, the Company has not experienced any instances of non-payment.

b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity by ensuring there is sufficient capital to meet short and long-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements. Future requirements are met through a combination of committed credit facilities to access to capital markets.

c)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. The Company currently has no assets or liabilities subject to fluctuating rates of interest and consequently, the Company is of the opinion that interest rate risk is currently nominal

. . . 26

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

17.	Related Party Transactions:

In addition to transactions described elsewhere in these financial statements, the Company had the following balances with officers and directors of the Company and companies or professional firms with which officers or Directors are associated:

	December 31,	December 31,	January 1,
	2011	2010	2010
Companies controlled by key management personnel	$10,307	$5,809	$-
Companies controlled by directors	19,142	24,497	-
Companies controlled by directors - indemnity (Note 10)	584,447	551,447	625,348
	$613,896	$581,753	$625,348

These amounts, except those related to the indemnity, are unsecured, non-interest bearing and have no fixed terms of repayment.

The Company incurred the following transactions with directors of the Company and companies or professional firms with which directors are associated:

	December 31,	December 31,
	2011	2010
Management fees	$30,000	$30,000
Professional fees	30,375	72,745
Rent	6,000	6,000
Interest expense on indemnity	33,000	35,769
	$99,375	$144,514

The Company incurred the following transactions with officers of the Company and companies or professional firms with which officers are associated:

	December 31,	December 31,
	2011	2010
Exploration and development costs	$30,220	$31,319
Professional fees	24,593	16,082
	$54,813	$47,401

These transactions are in the normal course of operations and are measured at fair value as determined by management.

18.	Non-cash Transactions

During the year ended December 31, 2011, the Company incurred the following non-cash transactions that are not reflected in the statement of cash flows:

	Years ended
	December 31,	December 31,
	2011	2010
Fair value of shares issued on settlement of exploration and evaluation asset costs	$420,000	$-
Exploration and evaluation asset costs included within accounts
payable and accrual liabilities	2,177	80,254
Interest on indemnity	33,000	1,447
	$455,177	$81,701

. . . 27

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

19.	First-Time Adoption of International Financial Reporting Standards:

IFRS 1, First-time Adoption of International Financial Reporting Standards, sets forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retrospectively at the transitional statement of financial position date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated January 1, 2010:

a)	Share-based Payment Transactions

IFRS encourages, but does not require, first-time adopters to apply IFRS 2, Share-based Payment, to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated January 1, 2010:

b)	Estimates

In accordance with IFRS 1, an entity's estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company's IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not significantly changed the Company's actual cash flows, it has resulted in changes to the Company's reported financial position and results of operations. In order to allow the users of financial statements to better understand these changes, the Company's

Canadian GAAP statements of operations, comprehensive loss and deficit, statement of financial position and statement of cash flows for the year ended December 31, 2010 have been reconciled with IFRS, with the resulting differences explained.

. . . 28

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

19.	First-Time Adoption of International Financial Reporting Standards: (Continued)

c)	Share-based Payment

IFRS

  Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches; and

  Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

Canadian GAAP

  The fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period; and

  Forfeitures of awards are recognized as they occur.

d)	Deferred Tax Asset/Liability

IFRS

  All deferred tax assets and liabilities must be classified as non-current.

Canadian GAAP

  Deferred tax assets and liabilities can be classified as current or non-current as appropriate.

This did not result in any change on the reconciliation as all deferred tax assets had a valuation allowance bringing to future tax asset to zero.

e)	Accounts Payable, Accrued Liabilities and Provisions

IFRS

  A provision is a liability of uncertain timing or amount. Provisions are disclosed separately from liabilities and accrued liabilities and require additional disclosure.

Canadian GAAP

  Accounts payable, accrued liabilities and provisions are disclosed on the statement of financial position as a single line item.

. . . 29

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

19.	First-Time Adoption of International Financial Reporting Standards: (Continued)

f)	Impairment

IFRS

  If indication of impairment is identified, the asset's carrying value is compared to the asset's discounted cash flows. If the discounted cash flows are less than the carrying value, the asset is impaired by an amount equal to the difference between the discounted cash flows and carrying value.

Canadian GAAP

  If indication of impairment is identified, the asset's carrying value is compared to the asset's undiscounted cash flows. If the undiscounted cash flows are less than the carrying value, the asset is impaired by an amount equal to the difference between discounted cash flows and the carrying value.

The Company completed an impairment review of its assets at January 1, 2010 and concluded that assets were not impaired in accordance with IFRS. There was no impairment of assets at December 31, 2010.

g)	Presentation

The presentation of cash flow statement in accordance with IFRS differs from the presentation of cash flow statement in accordance with Canadian GAAP.

. . . 30

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

19.	First-Time Adoption of International Financial Reporting Standards: (Continued)

The January 1, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

		January 1, 2010
		Canadian	Effect of
	NOTE	GAAP	transition to	IFRS
ASSETS			IFRS

Current assets
Cash		$294,722		$294,722
Accounts receivable		22,291		22,291
Prepaid expenses		17,993		17,993
		335,006		335,006
Mineral Rights		4,418,618		4,418,618

Property, building and equipment		135,109		135,109
		$4,888,733		$4,888,733
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	e	$335,684	($22,400)	$313,284
Provisions	e		22,400	22,400
Current portion of mortgage payable		2,856		2,856
		338,540		338,540
Indemnity		625,348		625,348
Mortgage payable		82,658		82,658
		708,006		708,006
		1,046,546		1,046,546
SHAREHOLDERS' EQUITY

Share Capital		21,409,542		21,409,542
Contributed surplus		1,204,025		1,204,025
Deficit		(18,771,380)		(18,771,380)
		3,842,187		3,842,187
		$4,888,733		$4,888,733

. . . 31

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

19.	First-Time Adoption of International Financial Reporting Standards: (Continued)

The Canadian GAAP statement of financial position at December 31, 2010 has been reconciled to IFRS as follows:

		December 31, 2010
		Canadian	Effect of
	NOTE	GAAP	transition to	IFRS
ASSETS			IFRS

Current assets
Cash		$384,840		$384,840
Accounts receivable		10,978		10,978
Prepaid expenses		18,663		18,663
		414,481		414,481
Exploration and evaluation assets		4,572,537		4,572,537

Property, building and equipment		129,319		129,319
		$5,116,337		$5,116,337
LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	e	$263,879	$(18,000)	$245,879
Provisions	e		18,000	18,000
Current portion of mortgage payable		3,074		3,074
		266,953		266,953
Indemnity		551,447		551,447
Mortgage payable		79,584		79,584
		631,031		631,031
		897,984		897,984
SHAREHOLDERS' EQUITY

Share Capital		22,064,202		22,064,202
Contributed surplus		1,232,430		1,232,430
Deficit		(19,078,279)		(19,078,279)
		4,218,353		4,218,353
		$5,116,337		$5,116,337

. . . 32

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

19.	First-Time Adoption of International Financial Reporting Standards: (Continued)

The Canadian GAAP income statement and statement of comprehensive income for the twelve months ended December 31, 2010 have been reconciled to IFRS as follows:

		12 months ended December 31, 2010
		Canadian	Effect of
	NOTE	GAAP	transition to	IFRS
Revenue			IFRS

Rent		-		-

Expenses
Amortization		895		895
Bank charges & interest		362		362
Filing fees		21,312		21,312
Interest - long term		41,990		41,990
Insurance		2,881		2,881
Management fees		30,000		30,000
Marketing & promotion		1,823		1,823
Office & miscellaneous		8,184		8,184
Professional fees		153,698		153,698
Property tax		5,255		5,255
Rent		6,000		6,000
Share-based compensation		-		-
Telephone		8,683		8,683
Transfer fees		8,784		8,784
Travel		6,725		6,725
Wages & benefits		38,128		38,128
		$(334,720)		$(334,720)
Other Income
Interest income		373		373
Miscellaneous income		27,448		27,448

Net Loss and comprehensive loss		(306,899)		(306,899)

Deficit, beginning		(18,771,380)		(18,771,380)
		$(19,078,279)		$(19,078,279)
Loss per share		(0.004)		(0.004)

Weighted average number of common shares outstanding		81,188,428		81,188,428

. . . 33

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010
(Stated in Canadian dollars)

19.	First-Time Adoption of International Financial Reporting Standards: (Continued)

The reconciliation of the statement of cash flows for the twelve months ended December 31, 2010:

		December 31, 2010 (12 months)
		Canadian	Effect of
	NOTE	GAAP	transition to	IFRS
			IFRS
Operating Activities
Net loss for the period		$(306,899)		$(306,899)
Adjustments to net loss
Amortization - administration		895		895
Stock option compensation		-		-
Interest income	g	-	$(373)	(373)
Interest income received	g	-	373	373
Interest expense	g	-	65,891	65,891
Interest paid	g	-	(65,891)	(65,891)

Net change in non-cash working capital balances
Decrease (increase) in accounts receivable		11,313		11,313
Decrease (increase) in prepaid expenses		(670)		(670)
Increase (decrease) in accounts payable	e	8,449	4,400	12,849
Increase (decrease) in provisions	e	-	(4,400)	(4,400)
Increase (decrease) in Indemnity payable		(73,901)		(73,901)
		(360,813)		(360,813)
Cash flows from financing activities
Mortgage principal repayments		(2,856)		(2,856)
Private placements, net of issue costs		683,065		683,065
		680,209		680,209
Cash flows used in investing activities
Investment in exploration and evaluation assets		(229,278)		(229,278)

Net increase (decrease) in cash		90,118		90,118

Cash and cash equivalents
Beginning of period		294,722		294,722

Cash and cash equivalents
End of period		$384,840		$384,840

. . . 34

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2011

The following discussion and analysis of the results of operations and financial position of the Company for the year ending December 31, 2011 should be read in conjunction with the December 31, 2011 financial statements and the related notes which have been prepared adopting International Financial Reporting Standards (“IFRS”). All dollar amounts in this Management Discussion and Analysis (“MD&A”) are stated in Canadian dollars. The effective date of this report is date of filing.

Forward Looking Statements

This document may contain forward-looking statements. Forward-looking statements are often, but not always identified by words such as “believes”, “may”, “likely”, “plans”, or similar words.

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties. Since 1993, the Company has been focussing on exploration, when funds permit, on parts of its approximately 269 km2 (104 miles2)mineral properties in Highland Valley, British Columbia. These properties adjoin the large porphyry copper mining and milling operations of Highland Valley Copper.

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

Page | 1

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2011

Summary of Survey Results:

➢	Getty North Deposit

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

➢	Getty South Deposit

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

➢	Getty West Zone

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

Page | 2

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2011

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

The Company’s working capital decreased to ($8,087) for the year ending December 31, 2011 from $147,528 at December 31, 2010, the decrease is due to annual operation and exploration & development expenditures during the year. The Company’s total assets increased during the year ending December 31, 2011 to $5,250,673 an increase of $134,336 from December 31, 2010. A private placement completed in December 2010 offset the funds used to pay administrative expenses. The Company’s liabilities decreased by $144,807. The Company has no significant source of working capital other than funds raised through private placement, exercising of warrants and Incentive Stock Options.

The loss from operations for the year ending December 31, 2011 decreased by $162,978 over the loss reported at December 31, 2010. The decrease can be attributed to $171,972 of accounts payable written off at December 31, 2011. Operation expenditures for the year ending December 31, 2011 decreased to $316,940 compared to $334,720 at December 31, 2010. Professional fees for the year ending December 31, 2011 $120,906 (2010 - $153,698) which include legal fees of $63,141 (2010 - $119,616) and $57,765 (2010 - $34,082) in accounting and audit fees.

Selected Quarterly Information:

	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009
Loss for the quarter	$80,945	($110,745)	($165,245)
Loss for the year ending	(143,921)	(306,899)	($1,083,970)
Loss per share:	($0.002)	($0.004)	($0.01)
Assets	$5,250,673	$5,116,337	$4,888,733

Summary of Quarterly Results

	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	March 31
	2011	2011	2011	2011	2010	2010	2010	2010
Income	$ ---	$ ---	$ ---	$ ---	$ ---	$499	$ 26,949	---
Loss before Other items (Income)	$91,149	$ 66,193	$ 85,696	$73,902	$110,745	$ 84,547	$75,420	$63,635
Net loss (Income)	($80,945)	$ 66,019	$ 85,351	$73,496	$110,745	$ 84,048	$48,471	$63,635
Loss per share	$ (0.001)	$0.001	$0.001	$0.001	$ 0.001	$0.001	$0.001	$0.001
Loss per share diluted	$ (0.001)	$0.001	$0.001	$0.001	$ 0.001	$0.001	$0.001	$0.001

IFRS – International Financial Reporting Standards

Page | 3

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2011

During the year ended December 31, 2011, the Company incurred $467,837 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Geology	$150,000	-	$152,439	$77,439	-	$379,878
Metallurgy	-	-	810	810	-	1,620
Other	31,994	408	26,010	24,853	3,074	86,339
Total exploration & development costs	$181,994	$408	$179,259	$103,102	$3,074	$467,837

During the year ending December 31, 2010, the Company incurred $153,919 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Pre-feasibility study	-	-	5,938	5,938	-	11,876
Geology	-	-	1,521	1,521	-	3,042
Other	35,549	29	53,021	45,167	5,235	139,001
Total exploration & development costs	$35,549	$29	$60,480	$52,626	$5,235	$153,919

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

In April 2011, the Company issued 1,400,000 shares in consideration of certain services provided to the Company pursuant to a Letter Of Intent dated September 15, 2010. In this Letter Of Intent, it was proposed that Effisolar Energy Ltd. could earn up to a 51% interest in the Getty property upon completing certain conditions. Due to the length of time of negotiations for a formal agreement to be completed, the parties entered into a binding interim agreement, whereby Effisolar would fund a $420,000 work program on the Property. Within this agreement, the parties agreed that if a formal option and joint venture agreement was not signed by December 15, 2010, the Company would issue a total of 1,400,000 shares to Effisolar to pay for the work program. Since this deadline has passed without a formal agreement being signed, the company issued the 1,400,000 shares in April 2011.

During the current year, the Company entered into consulting agreements which called for the Company to grant 500,000 options on August 31, 2011 at $0.10, exercisable for a two year period and vesting 12.5 % quarterly.

As of April 16, 2012, there were 325,000 finders warrants outstanding and if these warrants and the issued incentive stock options were exercised the number of shares outstanding would become 92,192,537,.

Page | 4

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2011

Outlook

The Company continues its efforts to advance the status its mineral properties. Although the PFS has accorded probable reserve status to a portion of the known resources, it is uncertain whether the Company will determine that it has additional potentially economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and commercial development of the mineral properties, the Company believes that it may be able to economically develop the Getty North and Getty South deposits on its mineral properties. The ability to raise funds to develop its properties may be challenging in light of current metal prices and market conditions for financing junior exploration companies. However, International Financial Reporting Standards require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.

The Company advises that the previous litigation it was involved in no longer impacts the levels of performance or achievements

The Company’s management remains committed to the advancement of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

Related Party Transactions

Except as disclosed in this report there were no related party transactions. During the year ending December 31, 2011, Cinnamon Jang Willoughby, a professional accounting firm to which director and CFO Donald Willoughby is associated, billed the Company $24,593 (2010- $16,082) in accounting fees related to tax filings, quarterly report review and other professional accounting related matters. For the year ending December 31, 2011, the Company was billed $30,375 (2010 - $72,745) in legal fees to a firm that Bernhard Zinkhofer, Corporate Secretary, is associated with, $6,000 (2010 -$6,000) office rent to Deborah Resources Ltd. and $30,000 (2010 - $30,000) management fees to Freeway Properties Inc., and both companies are controlled by the Managing Director, John Lepinski. During the year ending December 31, 2011, the company owed $550,000 plus interest at 6% per annum to Mr. Lepinski as part of an indemnity settlement. (See note 10 of the December 31, 2011 Financial Statements.) During the year ending December 31, 2011 the Company was billed $30,220 (2010- $31,319) to Allihies Engineering Inc. for technical services, which is a company held by director and president Corby Anderson.

Outstanding share data

As of April 16, 2012, there were 88,292,537 common shares outstanding.

Changes in accounting policy

Accounting changes:

International Financial Reporting Standards (“IFRS”):

The Company adopted International Financial Reporting Standards ("IFRS") on January 1, 2011, with a transition date of January 1, 2010. These unaudited condensed interim financial statements, including comparatives, have been prepared using accounting policies consistent with IFRS and in accordance with International Accounting Standards ("IAS") 34 - Interim Financial Reporting and IFRS 1 – First-time Adoption of IFRS. The disclosures concerning the transition from Canadian GAAP to IFRS are included in the unaudited condensed interim financial statements.

Page | 5

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2011

Additional Disclosure

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

The financial aspects and indicators for the Getty Project have been determined by using cash flow analysis to evaluate the capital and operating costs generated for the development, operation and closure for the estimated life of the Getty Project. A 12 month pre-production period is proposed to allow for capital outlay, pre-stripping and mine development. The Getty Project would have an estimated mine life of 17 years given the reserves independently determined by WCE in the PFS report. This assumes a nominal 15,000 tonnes of ore mined per day with an open-pit mining operation. The

Page | 6

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2011

Getty ores would be treated with conventional crushing, grinding and flotation to produce bulk copper and molybdenum containing concentrates. The flotation tailings, which contain the oxide fraction of the copper ore, would then be treated by industrially proven, acidic vat leaching for copper recovery. The combined copper and molybdenum flotation concentrate will be pressure leached utilizing industrially-proven, nitrogen species catalyzed (NSC) pressure oxidation. Conventional copper solvent extraction and electrowinning would be used to produce on site LME quality electrowon copper metal cathodes. The leached molybdenum would be recovered via hydrometallurgical processing to produce molybdenum trioxide on site. A sodium sulphate by product will also be produced and sold. In addition, the Getty hydrometallurgical plant has been sized with extra process capacity to accommodate the treatment of outside custom copper and molybdenum concentrates. Overall, the designed production capacity of the Getty Project metallurgical facilities is estimated to be 30,000 tonnes of copper metal cathode and 2,250 tonnes of molybdenum trioxide per annum. Further, based on the financial and technical outcomes of metallurgical process detailed in the WCE PFS

The project is subject to a 1½% net smelter return royalty in favour of Robak Industries Ltd which was taken as a direct cost.

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

Page | 7

EXHIBIT 14.1
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

Date: April 27, 2012

/s/ Corby G, Anderson
Corby G. Anderson
President & Chief Executive Officer

EXHIBIT 14.2
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

Date: April 27, 2012

_/s/ Donald Willoughby
Donald Willoughby
Chief Financial Officer

EXHIBIT 15.1
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
April 27, 2012

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

EXHIBIT 15.2
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
April 27, 2012

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